Form 20-F
period 2004-03-31
RINKER GROUP LTD
filed 2004-06-18
CIK 1228028

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MARCH 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

RINKER GROUP LIMITED
ABN 53 003 433 118

(Exact name of Registrant as specified in its charter)

New South Wales, Australia

(Jurisdiction of incorporation or organization)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Ordinary Shares(1)	New York Stock Exchange
American Depositary Shares(2)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the date of the Annual report:

Ordinary shares, fully paid   944,994,496

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒      No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17    ☐      Item 18    ☒

(1) Not for trading but only in connection with the listing of the American Depositary Shares.

(2) Evidenced by American Depositary Receipts, each American Depositary Share representing ten Ordinary Shares.

Rinker Group Limited demerger from CSR Limited

On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker Group Limited (“Rinker”) from CSR Limited (“CSR”), after shareholders voted in favor of the demerger on March 25, 2003. Rinker was admitted to the official list of the Australian Stock Exchange (“ASX”) and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003.

The demerger process

On November 19, 2002, CSR announced a proposal to demerge Rinker from its building products, sugar and aluminium businesses. As a result of the demerger, CSR continues to hold its interest in its building products, sugar and aluminium businesses and Rinker holds Rinker Materials Corporation (“Rinker Materials”) and Readymix Holdings Pty Limited (“Readymix”), both of which were previously held within the CSR group.

The effect of the demerger was to split shares in CSR into separate investments in two Australian companies, both listed on the ASX:

•                  Rinker – a focused, heavy building materials group, comprising Rinker Materials in the United States and Readymix in Australia and China; and

•                  CSR – a diversified company with a portfolio of businesses comprising CSR Building Products (with operations in Australia, Asia and New Zealand), Aluminium and CSR Sugar.

The demerger was effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution.

The demerger was effected in two simultaneous stages. First, CSR reduced its share capital by A$0.84 per share and declared a notional cash dividend of A$0.69 per share. Second, under a scheme of arrangement effected by an order of the Federal Court of Australia and binding on all CSR shareholders and CSR, CSR shareholders agreed to purchase all the shares in Rinker utilizing as consideration their capital reduction and dividend entitlement from CSR. CSR shareholders received one Rinker ordinary share for each CSR share they held on the record date of April 4, 2003 (other than certain CSR shareholders, whose registered addresses were in places where the issuance of Rinker shares is not permitted or was impractical, who instead received the proceeds of sale of those Rinker shares).

For the demerger to proceed, approval was required from a majority in number of CSR shareholders present and voting, and holding at least 75% of the total number of CSR shares voted, at the shareholder’s meeting held to consider the demerger.  The shareholders’ meeting was held on March 25, 2003 and 95.3% of shareholders who voted, representing 99.5% of shares voted, voted in favor of the demerger.  The implementation of the demerger was also subject to the approval of the Federal Court of Australia considering the scheme of arrangement, which was approved on March 28, 2003.  Rinker shares commenced trading on the official list of the ASX on March 31, 2003 (on a deferred settlement basis).

Certain definitions

The fiscal year for Rinker ends on March 31.  As used throughout this annual report, unless otherwise stated or the context otherwise requires, the fiscal year ended March 31, 2004 is referred to as fiscal year 2004 and other fiscal years are referred to in a corresponding manner.  All other references to years are specified and relate to calendar years.

References to tonnes herein are to metric tonnes, each of which equals approximately 2,205 pounds or 1.102 short tons.  Certain measures of distance referred to herein are stated in kilometres, each of which equals approximately 0.62 miles.  Certain measures of area referred to herein are stated in square kilometres or hectares; one square kilometre equals 0.3861 square miles and one hectare equals 2.47 acres.  Certain measures of volume referred to herein are stated in cubic metres, each of which equals approximately 1.31 cubic yard.

Estimates with respect to market size information represent the judgment of the management of Rinker, based on records and experience of Rinker and its subsidiaries as well as information available from industry and government publications and other sources.

Any discrepancies between totals and sums of components in tables contained in this annual report are due to rounding.

Unless otherwise indicated, all references in this annual report to:

“ADR” means American Depositary Receipt, evidencing American Depositary Shares.

“American Depositary Shares” or “ADSs” each represent ten ordinary shares.

“associate or associated company” means in relation to Rinker, an entity other than a consolidated entity, where Rinker has the capacity to influence significantly the financial and operating policies of the entity.

“ASX” means the Australian Stock Exchange.

“Australian GAAP” means accounting principles generally accepted in Australia.

“consolidated entity,” means an entity that Rinker is required to consolidate within the financial statements.

“Consolidated” means, in relation to the financial statements for the year ended March 31, 2004, the consolidated financial statements for Rinker Group Limited and controlled entities.  In relation to the financial statements for the years ended March 31, 2003, 2002, 2001 and 2000, “Consolidated” means the combined financial statements prepared on a carve-out basis consistent with the significant accounting policies set out in the financial statements included elsewhere in this report.

“CSR” means CSR Limited, ABN 90 000 001 276, an Australian company.

“CSR group” means CSR and the entities that CSR must consolidate under Australian GAAP.

“EBIT” means profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

“finance” means borrowing costs net of interest income.

“financial statements” means: (i) the audited consolidated statement of financial position of the Rinker group as at March 31, 2004, and 2003;  and (ii) the audited consolidated statements of financial performance, changes in shareholders’ equity and cash flows of the Rinker group for each of the one-year periods ended March 31 for the years 2004, 2003, and 2002, together with accompanying notes included herein at pages F-1 to F-81.  The financial statements have been prepared on the basis that the financial performance and cash flows included in the financial statements assume that the Rinker group existed as a separate economic entity, and that the Rinker group comprised the businesses of Rinker Materials and Readymix and their respective subsidiaries, during all of the periods presented.

“fiscal year” means financial year ended March 31.

“GST” means Australian goods and services tax.

“heritage business” means the business excluding all acquisitions that have not been included in Rinker group companies’ prior year operations for the full prior fiscal year.

“Kiewit” means Rinker Materials Western, Inc. (formerly known as Kiewit Materials Company), a company incorporated in Delaware and acquired by Rinker Materials in September 2002.

“NYSE” means the New York Stock Exchange.

“ordinary shares” means fully paid ordinary shares in the issued capital of Rinker.

“Readymix” means Readymix Holdings Pty Limited, ABN 87 099 732 297, an Australian corporation, and its subsidiaries.

“Reuters hedge settlement rate” means the 9:55 a.m. hedge settlement rate at the end of each month in the period, as displayed on the Reuters financial news service.

“Rinker” means Rinker Group Limited, ABN 53 003 433 118, an Australian corporation.

“Rinker Materials” means Rinker Materials Corporation, a company incorporated in Georgia, and its subsidiaries.

“Rinker group” means Rinker and its consolidated entities.

“SEC” means the Securities and Exchange Commission.

“trading revenue” means revenue received from customers (net of discounts, returns and allowances), including fees for services as agent, rents and royalties.

“US GAAP” means accounting principles generally accepted in the United States of America.

Where you can find more information about Rinker Group Limited

Rinker is subject to the reporting obligations contained in the Securities Exchange Act of 1934.  You may read and copy any document that Rinker files at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549.  Rinker’s filings with the SEC are available over the Internet at the SEC’s website at sec.gov.  Copies of these filings can also be obtained from Rinker upon request.  Requests should be directed to Rinker Group Limited, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales 2067, Australia; Attention: Investor Relations.  Telephone requests may be directed to the attention of Investor Relations at +61 2 9412 6608.

Forward-Looking Statements

This annual report contains a number of forward-looking statements.  Such statements can be identified by the use of forward-looking words such as “may,” “should,” “expect,” “anticipate,” “estimate,” “scheduled” or “continue” or the negative thereof or comparable terminology.  Rinker can give no assurances that the expected impact on financial condition, anticipated trading results or returns of entities in the Rinker group would not differ materially from the statements contained in this annual report.

Such forward-looking statements are not guarantees of future results or performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Rinker, which may cause actual results of the Rinker group or industry results to differ materially from those expressed or implied in the statements contained in this annual report.  Such factors include, among other things, the following:

•                  general economic and business conditions in the United States (including the regional economies within the United States) and Australia;

•                  trends and business conditions in the United States and Australian building and construction industries;

•                  changes in interest rates;

•                  competition from other suppliers in the industries in which the Rinker group operates;

•                  changes in the Rinker group’s strategies and plans regarding acquisitions, dispositions and business development;

•                  the Rinker group’s ability to efficiently integrate past and future acquisitions;

•                  compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to the entities of the Rinker group; and

•                  changes in exchange rates, in particular the rate of exchange between United States dollars and Australian dollars.

The foregoing list of factors is not exhaustive.  When relying on forward-looking statements to make decisions with respect to investing in Rinker shares, a potential investor should carefully consider the foregoing factors and other uncertainties and potential events. Rinker does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Rinker or on Rinker’s behalf.  For a discussion of certain of these factors, see “Item 3.D. Risk Factors,” and see also “Item 3. Key Information,” “Item 4. Information on the Rinker group,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

PART I

Item 1                                      Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2                                      Offer Statistics and Expected Timetable

Not applicable.

Item 3                                      Key Information

Currency of Presentation and Exchange Rates

The Rinker group publishes its financial statements in both US dollars and Australian dollars.  In this annual report, unless otherwise specified herein or the context requires, references to “US$” or “US dollars” are to United States dollars and references to “A$” or “Australian dollars” are to Australian dollars. Rinker Materials maintains its financial records in US dollars and Readymix maintains its financial records in Australian dollars.

For the year ended March 31, 2004, over 75% of the Rinker group’s trading revenue was generated by Rinker Materials in the United States.  For the years ended March 31, 2004, 2003 and 2002, there were no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses. The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends.  As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the United States and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency.  Set out below is selected financial data for the Rinker group in US dollars.  Supplementary selected financial data for the Rinker group in Australian dollars is set out starting at page 17.

For the purposes of this annual report, A$ transactions are translated into US$ at the average of the 9:55 a.m. hedge settlement rate at the end of each month in the period presented and A$ balances are translated into US$ at the 9:55 am hedge settlement rate at fiscal year end, consistent with the requirements of Australian GAAP and US GAAP.

The following are the average of the monthly rates expressed in US dollars per A$1.00 of the months that have been used to translate Readymix A$ transaction amounts in this annual report:

Year ended March 31, 2004	0.6977
Year ended March 31, 2003	0.5654
Year ended March 31, 2002	0.5112

Unless otherwise stated the following year-end rates, expressed in US dollars per A$1.00 have been used to translate Readymix A$ balances at March 31 into US dollars:

March 31, 2004	0.7552
March 31, 2003	0.6006
March 31, 2002	0.5285

The Australian dollar is convertible into United States dollars at freely floating rates and there are currently no restrictions on the flow of Australian currency between Australia and the United States.

A.            Selected Financial Data - US Dollars

The following table presents selected financial data of the Rinker group in United States dollars.  This table should be read in conjunction with “Item 5. - Operating and Financial Review and Prospects,” and the financial statements that are included elsewhere in this annual report.

As discussed in “Significant accounting policies” in the financial statements included elsewhere in this annual report, the financial statements and other information for the fiscal years ended March 31, 2003, 2002, 2001, and 2000 have been prepared on a carve-out basis and include the financial position, financial performance and cash flows of Rinker Materials US businesses and the Readymix businesses that were transferred to the Rinker group from CSR prior to the demerger.  These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the business as if the Rinker group had been a separate economic entity inclusive of all of these businesses for all periods presented.  The historical financial information presented for fiscal years prior to 2004 is not indicative of the Rinker group’s future financial performance.

The statement of financial position data as of March 31, 2004 and 2003 and statement of financial performance data for the years ended March 31, 2004, 2003, and 2002 set forth below are derived from, and are qualified in their entirety by reference to, the Rinker group’s audited financial statements that are included elsewhere in this annual report.  The statement of financial position data as of March 31, 2002, 2001 and 2000 and statement of financial performance data for the years ended March 31, 2001 and 2000 set forth below are derived from the Rinker group’s unaudited accounting records for those periods and have been prepared on a basis consistent with the audited financial statements.  With respect to the US GAAP selected financial data, information for the Rinker group is provided for fiscal years 2004, 2003, and 2002 for net profit and for net assets.

The Rinker group’s financial statements are prepared in accordance with Australian GAAP, which differs in certain material respects from US GAAP.  See Note 37 to the financial statements that are included elsewhere in this annual report for a description of the principal differences between Australian GAAP and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders’ equity for the years and as at the dates therein indicated.

The principal difference between Australian GAAP and US GAAP for fiscal year 2004 relates to the amortization of goodwill (US$56.5 million).

		As of and for the year ended March 31
		US$ in million except per share data and employees
		2004	2003	2002	2001	2000
		US$	US$	US$	US$	US$

Amounts in accordance with Australian GAAP
Statement of Financial Position Data
Total assets		4,130	3,841	2,886	2,850	2,256
Total liabilities		1,849	1,957	1,536	1,502	1,084
Contributed equity		1,497	1,497	1,216	1,235	*
Net assets		2,281	1,884	1,350	1,348	1,172

Statement of Financial Performance Data
Trading revenue		3,706	2,956	2,577	2,495	2,400
Operating profit		504	373	322	279	234
Profit from ordinary activities before finance and income tax (“EBIT”)	(5)	493	394	330	306	277
Borrowing costs net of interest income (“finance”)		(47)	(59)	(63)	(72)	(30)
Income tax expense		(149)	(117)	(98)	(83)	(92)
Net profit attributable to outside equity interests		(1)	(2)	(1)	—	(1)
Net profit attributable to members of Rinker	(4)	296	216	169	151	156

Per Share Information
Weighted average number of ordinary shares	(1)	944.9	944.7	944.7	944.7	944.7
Basic and diluted earnings per share	(2)	0.31	0.23	0.18	0.16	0.17
Dividends provided for or paid per share	(3)	0.09	0.01	—	0.11	0.10

Other
Capital Expenditure – Operating	(6)	166	79	96	91	78
Capital Expenditure – Development	(7)	94	582	149	824	210
Depreciation, depletion and amortization		234	211	181	166	133
Employees at fiscal year end		13,772	13,030	11,354	11,417	10,396

Amounts in accordance with US GAAP
Total assets		4,206	3,815	2,845
Net assets		2,235	1,785	1,272
Trading revenue		3,706	2,956	2,577
Operating profit		564	421	322
Net profit attributable to members of Rinker	(4)	346	259	168
Basic and diluted earnings per share	(2)	0.37	0.27	0.18

*  Not practicable to compute

(1)          As a result of the demerger from CSR, 944.7 million Rinker ordinary shares were listed on the ASX on March 31, 2003 (on a deferred settlement basis), prior to being issued on April 11, 2003.  Prior to that time Rinker was a 100% owned subsidiary of CSR. The weighted average number of ordinary shares assumes that same number of shares existed throughout fiscal years 2003, 2002, 2001, and 2000.  During the year ended March 31, 2004, Rinker issued 324,700 shares as part of the Employee Universal Share Plan “USP”.

(2)          For fiscal years 2003, 2002, 2001, and 2000, based on the 944.7 million Rinker ordinary shares issued and outstanding subsequent to the demerger.  Diluted earnings per share are equivalent to basic earnings per share as there are no potentially dilutive securities outstanding for all periods presented.

(3)          The dividends were paid to CSR when Rinker was a wholly owned subsidiary.  Dividend per share information for fiscal years 2003, 2002, 2001, and 2000 has therefore been based on the 944.7 million shares issued and outstanding subsequent to the demerger.  These amounts are not necessarily representative of the amount that would have been paid if Rinker had been a separate publicly listed company.

(4)          Income from continuing operations is the same as net profit attributable to members of Rinker, and income from continuing operations per share is the same as basic earnings per share.

(5)          Throughout this annual report “EBIT” means profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

(6)          Operating capital expenditure represents capital expenditure required to maintain existing operating capabilities.

(7)          Development capital expenditure represents capital expenditure to acquire businesses, expand operating capabilities and extend market coverage.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Rinker group entities are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in the United States and Australia.  Certain of these risks are described below.  Rinker group entities could also be subject to other risks that management has not anticipated.

Rinker group’s operations are dependent to a significant extent on demand across the construction industry economic cycle and the Rinker group’s revenues and profits in future periods may fluctuate with that cycle.

The activity of businesses in the Rinker group is dependent on the level of activity in the construction industry in the various regional markets in the United States and in Australia where Rinker group companies operate.  The construction industry in a given geographic market has historically tended to be cyclical.  Within each geographic region construction industry spending can vary significantly from peak to trough through the business cycle.  The construction industry is also very sensitive to fluctuations in general economic activity in the particular economy.  Rinker estimates that a 1% revenue change in volumes across the Rinker group as a whole, without regard to the different cycles within each industry, region, or market, would have an annual impact on revenue of approximately US$37 million and on EBIT of approximately US$5 million.  Rinker is not able to predict the timing, extent or duration of the business cycles or economic downturns in the construction industry in the geographic regions in which Rinker group companies operate.  Because many of Rinker group’s costs are fixed, if an extended downturn in one or more segments of the construction industry occurs, particularly in Florida or Arizona in the US and, to a lesser degree, in Australia, companies in the Rinker group may not readily be able to reduce their costs in proportion to the extent of the downturn.  Any significant or extended downturn in the construction industry in those geographic regions will negatively affect the Rinker group’s financial performance and condition where revenues fall and costs do not move to compensate.  An overview of the United States and Australian markets is included in “Item 4 – Information on the Rinker group.”

The Rinker group’s operations are dependent to a significant extent on demand in selected key US states and the Rinker group’s revenues and hence profits in future periods may fluctuate with the underlying industry economic cycle of those states.

A significant proportion of the Rinker group’s revenue was generated from Florida (38%) and Arizona (12%) in the year ended March 31, 2004.  As a result, fluctuations in the underlying economic cycle may result in variations in EBIT in similar proportion to the overall margin impact on Rinker as previously described for the construction industry cycle.  The Rinker group is especially dependent on market demand for its heavy building materials products in those markets.  A downturn in demand in the residential or other heavy building materials markets in these states could have a significant adverse impact on the Rinker group’s financial performance and condition where revenues fall and costs do not move to compensate.

Government funded construction activity in the US may be lower in future periods and the Rinker group’s revenues and profits in future periods may fluctuate depending on the level of Government funding of civil construction.

The Rinker group’s largest exposure to the US civil construction sector is in roads, highways and bridges.  Approximately 20% of the Rinker group’s revenue for its year ended March 31, 2004 was estimated to be related to the US civil construction sector.  Funding for these infrastructure projects in the US has largely arisen from the Federal Highway Program, Transport Equity Act for the 21st Century (TEA 21), covering the period from September 1997 to September 2003 and an extension through June 2004.  The Rinker group has its operations in a number of states in which funding has historically exceeded the US national average.  The US House of Representatives and Senate have passed different versions of a six-year renewal of the surface transportation bill, but a final bill has not yet been passed by both houses or signed into law by the president.  Rinker can give no assurance as to the anticipated level of future US federal or state infrastructure funding levels.  Any significant decrease in such funding levels may negatively affect the Rinker group’s financial performance and condition where revenues fall and costs do not move to compensate.

The Rinker group could be affected by interest rate fluctuations. If interest rates rise, borrowing costs may be higher and higher interest rates may adversely affect construction activity levels.

The Rinker group’s external borrowings at March 31, 2004 were US$930 million of which, prior to the effect of interest rate swaps, approximately US$ 310 million or 33% was paying interest at variable rate.  Taking into account around US$ 275 million of variable to fixed rate interest rate swaps in place at March 31, 2004, the Rinker group’s net variable interest rate borrowings were approximately US$ 35 million or 4% of gross debt.  Accordingly, movements in interest rates may impact the Rinker group’s debt servicing obligations and borrowing costs, impacting its financial performance.  Rinker estimates that based on the amount of its outstanding indebtedness at March 31, 2004, a 1 % increase in variable interest rates would have had approximately a US$0.4 million adverse impact on the Rinker group’s net profit for the year ended March 31, 2004.

An increase in interest rates may also reduce construction activity levels within both the residential and commercial segments of the market.  This could have an adverse impact on the Rinker group’s financial performance where revenues fall and costs do not move to compensate.  Details on interest rate risks are included in “Item 11 - Quantitative and Qualitative Disclosure about Market Risks.”

The Rinker group has grown significantly through acquisitions and may be unable to continue its growth by this means if suitable opportunities cannot be identified. The Rinker group’s performance is also affected by its ability to integrate any acquisitions into its existing operations.

The Rinker group has grown significantly in recent years through acquisitions, the most recent significant acquisition was of Kiewit Materials Company (“Kiewit”) in September 2002.  A key element of the Rinker group’s growth strategy is to continue its acquisition strategy.  The Rinker group’s ability to realize benefits from future acquisitions depends, in large part, on its ability to integrate the acquired businesses with its existing operations in a timely and effective manner.  No assurance can be given that the Rinker group’s efforts to integrate any future acquisitions will be successful.  The Rinker group’s acquisition strategy also depends on its ability to identify and acquire suitable assets at desirable prices.  No assurance can be given that the Rinker group will be successful in identifying or acquiring suitable assets at acceptable prices in the future.  During the last three fiscal years, approximately two-thirds of the Rinker group’s growth in EBIT has been attributable to acquisitions.  To the extent the Rinker group fails to be successful in acquiring suitable assets at acceptable prices in the future, it is unlikely to be able to continue to grow its earnings at the same rate as it has done in the recent past.

Rinker may need to pay for all or part of the purchase price for any future acquisitions with its ordinary shares. These acquisitions and investments, if they were to occur, could have a diluting effect for Rinker’s shareholders and, whether they are paid for in cash or Rinker shares, may cause Rinker’s share price to decrease.

The Rinker group may be affected by problems in recently acquired businesses. Unforeseen problems may impact future profits.

The Rinker group has completed a number of significant acquisitions during recent years as detailed in “Item 4 – Information on the Rinker group.”  While various forms of warranties and indemnities exist with respect to most of these acquisitions, there can be no assurance that the Rinker group has anticipated all problems of these businesses or that losses associated with these recently acquired businesses may come to light prior to the expiration of such warranty and indemnity protections, or that the Rinker group will in all cases be able to enforce such provisions against the parties making the indemnities.  If problems arise they may impact the Rinker group’s future profit if the Rinker group is required to extinguish unforeseen liabilities or there is significant impairment of assets requiring write down at some future date.

The Rinker group may be subject to competition from existing and new market entrants and products, which could impact future revenues and profits.

Each market in which Rinker group companies operate is highly competitive.  The competitive environment can be significantly affected by a number of regional factors, such as the number of competitors, production capacity, economic conditions and product demand in the relevant regional market.  The pricing policies of competitors and the entry of new competitors into the regional markets in which Rinker group companies operate can have an adverse effect on demand for their products and on their financial performance or condition where revenues fall and profit margins are reduced.

Rinker group companies face competition from alternative products.  For example, Rinker Materials and Readymix pipe products face competition from plastic, metal and fiber reinforced cement pipe products in the smaller diameter size segment of the market.  No assurance can be given that product substitution of alternative materials for Rinker group products would not have a material adverse effect on the Rinker group’s financial performance or condition where revenues fall and profit margins are reduced.  In many markets in which the Rinker group operates there are no significant entry barriers that would prevent new competitors from entering the market or existing competitors from expanding in the market.

Rinker group entities are subject to extensive health, environmental, land use and other governmental laws and regulations, which could have an impact on the Rinker group’s future financial performance.

Rinker group entities are subject to extensive health, environmental, land use and other governmental laws and regulations and increasing regulatory compliance requirements.  Depending on the extent of future regulations that may be enacted, Rinker may be required to invest in preventive or remedial action, which could be significant, in which case it could have an adverse impact on the Rinker group’s financial performance and condition.

Land use or zoning restrictions could also restrict the ability of companies in the Rinker group to conduct their businesses economically or restrict some activities altogether.

Environmental liabilities, if incurred, could have an adverse impact on the Rinker group’s financial performance and condition.  Stricter environmental laws and regulations, or stricter interpretation and enforcement of existing laws or regulations, may impose new liabilities on Rinker group companies or result in the need for additional investments in pollution control equipment, either of which could result in a decline in the Rinker group’s profitability.  Further details regarding environmental regulation and certain liability issues affecting companies within the Rinker group are contained in section “Item 4 – Information on the Rinker group.”

Occupational health and safety risks and regulations may have an impact on future productivity and financial performance.

Rinker group entities are subject to the operating risks associated with construction materials and other manufacturing and handling risks, including the related storage and transportation of raw materials, products and wastes.  These hazards include storage tank leaks and ruptures, explosions, discharges or releases of hazardous substances, manual handling, exposure to dust and the operation of mobile equipment and manufacturing machinery.

Such operating risks can cause personal injury and property damage, and may result in the imposition of civil or criminal penalties.  The occurrence of any of these events may have an adverse effect on the productivity and profitability of a particular manufacturing facility and the operating results of Rinker group entities through increased costs or reduced operating flexibility and productivity.

Crystalline silica dust and its control have been identified as an occupational health issue in Rinker group entities’ operations in Australia and in the US.  Rinker group entities use raw materials containing silica in concrete plants, concrete products plants and asphalt plants.  Many quarry products also contain silica.  Rinker group entities may face future costs of engineering and compliance to meet new standards relating to crystalline silica since regulatory agencies in Australia and the US are re-examining existing standards and considering stricter exposure limits.  Rinker group entities cannot reliably quantify future claims related to crystalline silica.  Any future claims could have an impact on the Rinker group’s profitability.

Labor disputes between Rinker group companies and unions could disrupt operations that could have an impact on the Rinker group’s future financial performance.

Approximately one-third of Rinker Materials’ employees and half of Readymix employees are members of trade unions.  These employees are generally covered by collective bargaining agreements,

which periodically come up for renegotiation and renewal.  In the next twelve months, 10 contracts, covering approximately 350 employees, are scheduled to expire in the United States.  In Readymix, Australia, 21 contracts are due to be renegotiated in the next twelve months covering approximately 782 employees.

Disputes with trade unions could lead to strikes or other forms of industrial action that could disrupt operations within the Rinker group, raise costs and reduce Rinker group’s revenues and profits. Any such disruptions to operations within the Rinker group may adversely affect the group’s financial performance and condition through increased costs and reduced productivity.

The Rinker group may face potential liability for defective products, which could have an impact on future profits.

Due to the nature of its operations, claims against Rinker group entities could arise from defects in material or products manufactured and/or supplied by Rinker group entities.  Purchasers and third parties could make claims against Rinker group entities based on their delivery of defective materials or products, or for damage or loss arising from the use of these defective materials or products.  If any claims of this type are determined against Rinker group entities and if the Rinker group’s existing insurance arrangements do not cover the liability, it could have an adverse effect on the financial performance and condition of the Rinker group due to increased rectification costs or liability for compensation.

Antitrust (trade practices) risks may restrict the Rinker group’s business activities and its ability to grow.

Rinker group entities are subject to antitrust or trade practices laws.  Antitrust or competition considerations may restrict business activities within the Rinker group and the ability to grow through acquisitions or participate in industry rationalization in particular geographic markets.  This could have an adverse impact on the Rinker group’s financial performance where revenues fall and or profit margins are reduced.

Operation and supply failures could have an impact on the Rinker group’s future revenues and profits.

The manufacturing facilities of Rinker group entities could be disrupted for reasons beyond their control.  These disruptions include extremes of weather, fire, natural catastrophes, supplies of materials, services, energy or fuel, system failures, workforce actions or environmental issues.  Any significant manufacturing disruptions could adversely affect Rinker group entities’ ability to make and sell products, which could cause revenues and profits to decline.  Details of principal facilities in the Rinker group are included in “Item 4.D. – Description of Property, Plant and Equipment” of this annual report.

Rinker group entities may be required to provide further funds to cover the defined benefit liabilities of those superannuation (pension) funds in which it participates.  This may have a negative impact on future profitability.

Superannuation (pension) funds in which Rinker group entities participate provide both defined benefits and accumulation benefits.  As disclosed under “Item 5.H. – Details of defined benefits pension plans,” the deficit of the US plans based on unaudited reviews at January 1, 2004 totaled US$20.2 million.  These deficits are intended to be funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied.  There is a risk that, in the future, changes in the value of the funds’ assets, changes in actuarial determinations of the funds’ liabilities or changes to government legislation could require Rinker group entities to increase their current level of contributions to these funds and adversely impact financial performance. Details of Rinker group entities’ defined benefit plans are included in “Item 5.H. – Details of defined benefits pension plans.”

General risks associated with investing in shares may impact the value of Rinker shares and ADRs.

The prices of Rinker ordinary shares and ADRs are subject to many influences that may affect the broad trend in the stock market or the share prices of individual companies.  The price at which Rinker ordinary shares trade on ASX and at which Rinker ADRs trade on NYSE may be affected by a number of factors unrelated to the Rinker group’s financial and operating performance and over which Rinker has no control. Factors such as currency exchange rates, product prices, the level of industrial production, changes in government fiscal, monetary and regulatory policy, investor attitudes, stock market fluctuations in Australia and other stock markets around the world, changes in interest rates and inflation, and variations in general market or economic conditions could all have an adverse effect on the price of Rinker ordinary shares and ADRs.

E.              Supplementary Key Information - Australian Dollars

Currency of Presentation and Exchange Rates

The Rinker group publishes its financial statements in both US dollars and Australian dollars.  In this annual report, unless otherwise specified herein or the context requires, references to “US$” or “US dollars” are in United States dollars and references to “A$” or “Australian dollars” are to Australian dollars.  Rinker Materials maintains its financial records in US dollars and Readymix maintains its financial records in Australian dollars.

For the year ended March 31, 2004, over 75% of the Rinker group’s trading revenue was generated by Rinker Materials in the US.  For the years ended March 31, 2004, 2003 and 2002, there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses. The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends.  As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency.

Set out below is supplementary selected financial data for the Rinker group in Australian dollars.  Selected financial information in US dollars is set out starting at page 9.

The following table sets forth, for each of the Rinker group’s fiscal years indicated and for the most recent months, the high, low, average and period-end Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00.

	At Period End	Average Rate(1)	High	Low

Year ended March 31
2000	0.6062	0.6446	0.6713	0.6017
2001	0.4881	0.5471	0.6005	0.4881
2002	0.5333	0.5124	0.5362	0.4828
2003	0.6045	0.5649	0.6161	0.5270
2004	0.7620	0.7004	0.7717	0.6262

Month of
December, 2003	0.7520	0.7391	0.7520	0.7265
January, 2004	0.7625	0.7708	0.7805	0.7520
February, 2004	0.7717	0.7770	0.7979	0.7566
March, 2004	0.7620	0.7496	0.7725	0.7325
April, 2004	0.7210	0.7443	0.7677	0.7198
May, 2004	0.7138	0.7039	0.7337	0.6866

(1)          The average of the Noon Buying Rates on the last day of each month during the year or the average for each day of the month as applicable.

On June 15, 2004, the Noon Buying Rate was A$1.00 = US$0.6960.

The Australian dollar is convertible into United States dollars at freely floating rates and there are currently no restrictions on the flow of Australian currency between Australia and the United States.

F.              Supplementary Selected Financial Data - Australian Dollars

The following table presents selected financial data of the Rinker group in Australian dollars. This table should be read in conjunction with “Item 5-Operating and Financial Review and Prospects,” and the financial statements that are included elsewhere in this annual report.  See also “Item 3.E. – Supplementary Key Information – Currency of Presentation and Exchange Rates,” for a description of historical US dollar/Australian dollar exchange rates.

The statement of financial position data as of March 31, 2004 and 2003 and statement of financial performance data for the years ended March 31, 2004, 2003 and 2002 set forth below are derived from, and are qualified in their entirety by reference to, the Rinker group’s audited financial statements that are included elsewhere in this annual report.  The statement of financial position data as of March 31, 2002 and 2001 and statement of financial performance data for the year ended March 31, 2001 set forth below are derived from Rinker group’s audited financial statements that are not included elsewhere in this annual report.  The statement of financial position data as of March 31, 2000 and statement of financial performance data for the year ended March 31, 2000 set forth below are derived from the Rinker group’s unaudited accounting records for those periods and have been prepared on a basis consistent with the audited financial statements.  With respect to the US GAAP selected financial data, information for the Rinker group is provided for fiscal years 2004, 2003, and 2002 for net profit and for net assets.

		As of and for the year ended March 31
		A$ in million except per share data and employees
		2004	2003	2002	2001	2000
		A$	A$	A$	A$	A$
Amounts in accordance with Australian GAAP
Statement of Financial Position Data
Total assets		5,469	6,395	5,462	5,804	3,680
Total liabilities		2,449	3,258	2,907	3,058	1,768
Contributed equity		2,286	2,285	1,828	1,865	1,726
Net assets		3,020	3,137	2,555	2,746	1,912

Statement of Financial Performance Data
Trading revenue		5,340	5,232	5,041	4,512	3,739
Operating profit		729	661	629	530	442
Profit from ordinary activities before finance and income tax (“EBIT”)	(5)	713	698	646	497	445
Borrowing costs net of interest income (“finance”)		(69)	(104)	(124)	(132)	(47)
Income tax expense		(216)	(208)	(192)	(143)	(146)
Net (profit) loss attributable to outside equity interests		(1)	(4)	(1)	4	—
Net profit attributable to members of Rinker	(4)	427	382	329	225	252

Per Share Information
Weighted average number of ordinary shares	(1)	944.9	944.7	944.7	944.7	944.7
Basic and diluted earnings per share	(2)	0.45	0.40	0.35	0.24	0.27
Dividends provided for or paid per share	(3)	0.13	0.02	—	0.21	0.16

Other
Capital Expenditure - Operating	(6)	257	140	187	164	122
Capital Expenditure – Development	(7)	132	1,065	294	1,418	327
Depreciation, depletion and amortization		337	372	354	304	207
Employees at fiscal year end		13,772	13,030	11,354	11,417	10,396

Amounts in accordance with US GAAP
Total assets		5,570	6,352	5,383
Net assets		2,960	2,971	2,407
Trading revenue		5,340	5,232	5,041
Operating profit		815	745	630
Net profit attributable to members of Rinker	(4)	498	459	328
Basic and diluted earnings per share	(2)	0.53	0.49	0.35

(1)          As a result of the demerger from CSR, 944.7 million Rinker ordinary shares were listed on the ASX on March 31, 2003 (on a deferred settlement basis), prior to being issued on April 11, 2003.   Prior to that time Rinker was a 100% owned subsidiary of CSR. The weighted average number of ordinary shares assumes that same number of shares existed throughout the periods stated above.  During the year ended March 31, 2004, Rinker issued 324,700 shares as part of the Employee Universal Share Plan (USP).

(2)          For fiscal years 2003, 2002, 2001 and 2000, based on the 944.7 million Rinker ordinary shares issued and outstanding subsequent to the demerger.  Diluted earnings per share are equivalent to basic earnings per share as there are no potentially dilutive securities outstanding for all periods presented.

(3)          The dividends were paid to CSR when Rinker was a wholly owned subsidiary.  Dividend per share information for fiscal years 2003, 2002, 2001 and 2000 has therefore been based on the 944.7 million shares issued and outstanding subsequent to the demerger.   These amounts are not necessarily representative of the amount that would have been paid if Rinker had been a separate publicly listed company.

(4)          Income from continuing operations is the same as net profit attributable to the members of Rinker, and income from continuing operations per share is the same as basic earnings per share.

(5)          Throughout this annual report “EBIT” means profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

(6)          Operating capital expenditure represents capital expenditure required to maintain existing operating capabilities.

(7)          Development capital expenditure represents capital expenditure to acquire businesses, expand operating capabilities and extend market coverage.

Item 4                                      Information on the Rinker group

Estimates with respect to market size information represent the judgment of the management of Rinker, based on records and experience of Rinker and its subsidiaries, as well as information available from industry and government publications and other sources.

A.            History and Development of the Rinker group

Background

Rinker (formerly HBM International Limited which was formerly CSR Investments Overseas Limited) was incorporated under the laws of the Commonwealth of Australia on December 23, 1987 and operates under the Corporations Act 2001. From incorporation to the date of the demerger, Rinker operated as a 100% owned subsidiary of CSR, holding principally the CSR group’s non-Australian interests.

On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker from CSR. On March 31, 2003, Rinker ordinary shares commenced trading on the ASX (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million ordinary shares on April 11, 2003.  For a further summary of the demerger, see “Rinker Group Limited demerger from CSR Limited.”

The effect of the demerger resulted in Rinker owning the ordinary shares of Rinker Materials and Readymix and becoming a separate company listed on the ASX. Rinker group companies are leading manufacturers and suppliers of heavy building materials in the United States and Australia. As at March 31, 2004 the Rinker group had total assets of US$4,130 million and generated trading revenue of US$3,706 million in the year ended March 31, 2004.

Rinker has its registered office at Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia, telephone (61-2) 9412 6600.

General

Rinker group companies are leading manufacturers and suppliers by revenue of heavy building materials in the US and Australia, based on published financial data of the Rinker group’s competitors.  In the US, Rinker’s subsidiary Rinker Materials is one of the largest producers of heavy building materials, also based on published financial data of Rinker Materials’ competitors, with its principal operations in Florida and Arizona, and additional operations in 29 other states.  Products include aggregate, cement, concrete, concrete block, asphalt, concrete pipe, pre-stressed concrete products and polyethylene pipe. Rinker Materials also has a gypsum wallboard distribution business in Florida.  Since 1998, the Rinker group has grown through a number of acquisitions, in particular through the following acquisitions by Rinker Materials:

•	American Limestone Company	US$211 million	June 2000

•	Florida Crushed Stone Company	US$348 million	July 2000

•	Kiewit Materials Company	US$540 million	September 2002

In Australia, Rinker’s subsidiary Readymix is one of the leading producers of aggregate, concrete, concrete pipe and other concrete products, based on Readymix’s knowledge of the industry.  Readymix also holds substantial joint venture interests in cement and asphalt operations.  In China, Readymix operates four concrete plants in the northern cities of Tianjin and Qingdao.

No material divestments have been made since 1998. At March 31, 2004 commitments for capital expenditure totaled US$20.4 million.

Rinker is not directly or indirectly controlled by another corporation or by any foreign government and does not know of any arrangement the operation of which may at a subsequent date result in a change of control of Rinker.

The chart above provides an overview of Rinker group companies’ operations.

Business Strategy

The Rinker group aims to be in the top quartile of its construction materials industry peers with respect to growth in revenue, profits and shareholder value and to deliver top quartile shareholder returns.  Rinker group companies’ strategies to achieve these goals include:

Achieving the number one or number two market position in each market served in the US

The management of Rinker believes that performance is enhanced by holding the number one or number two position by market share in terms of revenue in all of the markets it serves. Rinker group companies have applied this strategy in most of their acquisitions.  A substantial portion of its revenue is now generated in markets where it has leading positions.  If this objective is not met after specific plans to achieve it have been implemented, the relevant business may be considered for divestment.

Overall cost leadership

Companies in the Rinker group aim to hold cost leadership positions in the majority of their markets.  Rinker group companies aim to instill a culture of continuous improvement through the benchmarking of performance against competitors as well as the implementation of operational improvement projects.  Businesses within the Rinker group have a track record of generating significant cost savings with total estimated savings from these initiatives for the year ended March 31, 2004 of US$62 million.

Continued growth through acquisitions

Rinker has grown significantly in recent years through regional and bolt-on acquisitions (acquisitions of companies which thereafter share existing administration, supply and distribution arrangements).

The Rinker group’s acquisition growth strategy is to:

•                  Hold or develop the number one or number two positions by market share in terms of revenue, in each region, with a focus on Rinker Materials’ growth in US states where population growth is above the national average;

•                  Focus on the acquisition of quarry operations in new regions with the acquisition of integrated operations considered on a case by case basis;

•                  Consider acquisitions, such as concrete and asphalt, to create vertically integrated operations, in markets where Rinker group companies have quarry operations; and

•                  Consider small, value adding expansion opportunities in Australia and China, and in concrete pipe and products in the US.

Rinker Materials is expected to use its regional presence in the south east and western US to pursue bolt-on acquisitions with the current objective of investing an average of US$200 million a year on acquisitions.

A safe workplace

Rinker group companies recognize that good safety performance is an integral part of good business performance. The Rinker group is focused on improving the safety of its companies’ workplaces in the interests of all stakeholders. Rinker group companies’ policies and approaches to managing health and safety are based on the key principles of management accountability, personal responsibility and training.

B.            Business Overview

1.     Introduction

Business segments are reported along geographic lines (Rinker Materials in the United States and Readymix in Australia and China) and within the United States, along product lines.  The business segments for Rinker Materials are Aggregate; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other.  Readymix is one segment.  These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials business segments:

•                  Aggregate:  Rinker Materials extracts aggregate, which is crushed and sized for delivery to customers, primarily for use in the production of concrete, roadbase and asphalt.  Rinker Materials’ principal operations are in Florida and Arizona.  Overall, Rinker Materials is the fifth largest supplier of aggregate in the US, based on US Geological Survey production output data, with 93 quarries, sand and aggregate plant operations. Rinker Materials is a market leader, as measured by production, in Florida and Arizona.  Rinker Materials produced about 94 million tons of aggregate for the year ended March 31, 2004. For the year ended March 31, 2004, Rinker Materials’ estimated end markets for aggregate by trading revenue were about equally divided among residential, commercial and civil construction.

•                  Cement:  Cement is produced through a highly capital intensive process with limestone as the major raw material.  Rinker Materials is the leading cement supplier in Florida in terms of volume sold, based on the Portland Cement Association’s production output statistics collected for the industry, operating two plants, which produced about 1.9 million tons for the year ended March 31, 2004.  Rinker Materials also has two strategically located cement import terminals in Florida, which imported 2.0 million tons for the year ended March 31, 2004.  For the year ended March 31, 2004, Rinker Materials’ estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

•                  Concrete, concrete block and asphalt:  Rinker Materials produces concrete by combining cement, aggregate, water and additives in batch plants for delivery to customers’ sites in mixer trucks.  Rinker Materials produced about 15 million cubic yards of concrete for the year ended March 31, 2004. Rinker Materials is a market leader in Florida, Arizona and Nevada, based on Rinker Materials’ knowledge of the industry, and operated a total of 141 concrete plants at March 31, 2004.  For year ended March 31, 2004, Rinker Materials’ estimated end markets for concrete by revenue were about 65% residential, 25% commercial and 10% civil construction.

Rinker Materials produced around 160 million units of concrete block for the year ended March 31, 2004.  Concrete block is used for residential and commercial building. Rinker Materials’ concrete block operations are principally located in Florida and Nevada, where it was the market leader in terms of production for the year ended March 31, 2004, based on Rinker Materials’ knowledge of the industry.

Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

•                  Concrete pipe and products:  Concrete pipe is produced by inserting concrete into a mold, which is subsequently removed.  Rinker Materials, through its subsidiary, Hydro Conduit, is one of the leading suppliers of reinforced concrete pipe and pre-cast concrete products in the United States, based on Rinker Materials’ knowledge of the industry, with production of around 3.3 million tons for the year ended March 31, 2004 from 51 plants located in 22 states.  Hydro Conduit’s principal product is concrete pipe, which is used for storm water transmission, sewerage and irrigation.  For the year ended March 31, 2004, Hydro Conduit’s estimated end markets by trading revenue were about 40% residential, 20% commercial and 40% civil construction.

•                  Other businesses:  Rinker Materials’ other businesses include gypsum supply, pre-stressed concrete products and polyethylene pipe operations.

Readymix:

In Australia, Readymix operates a vertically integrated heavy building materials business with leading market positions, based on Readymix’s knowledge of the industry.  As at March 31, 2004, Readymix had 378 operating plants including 85 quarries and sand mines, 247 concrete plants and 17 concrete pipe and product plants.  Concrete pipes and products are produced by Readymix’s Humes business.

Readymix also holds a 25% interest in Australia’s largest cement manufacturer, Cement Australia Pty Ltd, which has the capacity to produce around three million tonnes of cement a year from three plants in Gladstone, Queensland; Railton, Tasmania; and Kandos, New South Wales.  Cement Australia Pty Limited was formed on June 1, 2003 with the merger of Australian Cement Holdings (50% Readymix, 50% Hanson Australia Pty Ltd) and Queensland Cement Limited (“QCL”) (a 100% owned Holcim Ltd subsidiary).

Rinker group trading revenue:

The table below sets out the Rinker group’s trading revenues by segment for the fiscal years 2004, 2003, and 2002:

		2004	2003	2002
		Amounts in US $ millions
Rinker Materials, United States	Aggregates	803	626	489
	Cement	377	327	312
	Concrete, block and asphalt	1,365	1,010	771
	Concrete pipe and products	421	437	484
	Other	411	397	401
	Eliminations(1)	(509)	(414)	(354)
	Total Rinker Materials	2,868	2,383	2,103
Readymix, Australia and China		839	573	474
Total Rinker group		3,706	2,956	2,577

(1)   Eliminations represent internal revenue derived from sales by Aggregates and Cement to other segments within Rinker Materials, eliminated on consolidation.

Volumes for all market segments are sensitive to weather conditions, although historically seasonal patterns have not greatly impacted financial results.  In the United States, most operations of Rinker Materials are located in regions with relatively mild climates and normal weather patterns that have historically resulted in only slightly higher activity during the first half of the fiscal year (April –

September) than the second half (October – March).  In Australia, although construction activity slows during the traditional summer holiday period during the months of December and January, this is largely offset by increased volumes during February and March which are historically very busy months.

2.     Major Acquisitions

Kiewit

On September 26, 2002, Rinker Materials acquired Kiewit for US$540 million (net of cash).  Kiewit has significant operations in aggregates, concrete and asphalt in Arizona, representing over 75% of Kiewit revenue for the fiscal year 2004.  Other regions in which Kiewit operates include Oregon, Washington state and northern California.  These operations market to a wide variety of customers including highway contractors, commercial, industrial and residential contractors, public works contractors, wholesalers and retailers of decorative rock products, interstate railroads and manufacturers of concrete block products.

Similar to Rinker Materials’ other operations, former Kiewit businesses’ operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials markets where it operates. Rinker Materials estimates that about 50% of Kiewit’s revenue was derived from residential construction, 25% from commercial construction, and 25% from civil construction during fiscal year 2004.

Kiewit’s results since it was acquired by Rinker Materials are discussed in “Item 5.A. - Management discussion and analysis of the financial results.”

Prior acquisitions

The Rinker Materials operations that exist today were built on the substantial integrated quarrying, concrete and cement business in Florida acquired in 1988.

Since 1988, Rinker Materials has made a series of significant acquisitions in addition to Kiewit:

•                  In 1990, it acquired the aggregate, concrete, asphalt and concrete pipe subsidiaries of ARC America Corporation for US$650 million;

•                  In June and July 2000, it acquired American Limestone Company and Florida Crushed Stone Company, for US$211 million and US$348 million respectively.

3.     United States industry overview

Based on data compiled by Dodge, a division of the McGraw-Hill Companies, the US construction and building market was estimated to have been about US$496 billion in calendar year 2003 (about 4.7% of the US gross domestic product).  Dodge figures are based on the ‘put-in-place’ value of contracts for new construction projects and include the cost of all types of building and construction materials, some of which are not produced by Rinker Materials, and the cost of labor.  ‘Put-in-place’ figures provided by Dodge are based on data Dodge collects at the time of the contract award and allocated over the course of the performance of the contract.

The construction materials industry primarily operates on a regional basis due to significant transportation costs and low value products.

The regional markets for Florida and Arizona are particularly important to Rinker Materials, representing about 50% and 15% of its trading revenue, respectively, for the year ended March 31, 2004.

Based on industry and Federal Government statistics, both these markets show high levels of activity and growth compared to national averages.

The construction materials industry comprises three major segments: residential, commercial (non-residential) and civil (non-building).  Residential construction includes single and multi-dwelling residential housing.  Commercial construction includes office buildings, hotels, shopping malls, sports stadiums, education facilities and hospitals.  Civil construction involves the construction of roads, highways, bridges, dams as well as many other infrastructure projects.  For calendar year 2003, Dodge estimates that the total value of new construction contracts in the US was residential 55%, commercial 29% and civil 16%.  The civil construction activity has been influenced heavily by the Transportation Equity Act for the 21st Century.

The construction market is generally cyclical but with a general upward trend.  Based on Dodge estimates, the total value of new construction contracts grew by an annual growth rate of 6.7% between calendar years 1993 and 2003. Based on Dodge estimates, the total value of new construction contracts in Florida increased by an annual growth rate of 9.4% between calendar years 1993 and 2003 and 8.6% in Arizona in the same period.

The key factors impacting on construction and building activity in the US include:

•      Population growth;

•      Economic growth;

•      Government infrastructure spending;

•      Interest rates; and

•      Business and consumer confidence.

4.     Australian market overview

The Australian construction materials market is a mature and cyclical industry.  For the year ended December 31, 2003, the Australian Bureau of Statistics estimates that total construction and building industry spending was A$75 billion, equivalent to US$52 billion.  This comprised expenditure on construction materials such as aggregate, concrete and cement but includes other building materials such as clay bricks, roofing, plasterboard and aluminium doors and windows.

Based on Australian Bureau of Statistics estimates, total Australian construction and building market spending increased by an annual growth rate of 4% between the years ended December 31, 1992 and December 31, 2003.  The market segments are similar to those categorized for the US market, namely residential, commercial and civil.  For the year ended December 31, 2003, the Australian Bureau of Statistics estimates that total construction spending by segment was about 45% for residential, 21% for commercial and 34% for civil.

Over the last three fiscal years activity in the residential segment has been influenced by taxation and government housing initiatives. GST introduced in July 2000 had a significant impact on activity prior to its introduction (supplemented in the Sydney market by the 2000 Olympic Games) but resulted in an oversupply and a weaker residential market for the subsequent year.  Falling interest rates and the introduction of the Australian Federal Government’s First Home Owners Grant led to an increase in residential commencements in the latter half of fiscal year 2002 and has continued through fiscal year 2003 and 2004.

The commercial segment of the construction market has continued to strengthen during the current fiscal year 2004 compared to fiscal year 2003.  According to the Australian Bureau of Statistics total spending in the commercial segment has grown from US$8.1 (A$14.3) billion in the year ended December 31, 2002 to US$10.4 (A$14.9) billion in the year ended December 31, 2003.  Spending in the year to December 2001 was estimated at US$6.4 (A$12.5) billion.

Civil construction in Australia is largely dependent on government infrastructure programs.  According to the Australian Bureau of Statistics spending in the civil segment has risen from US$12.8 (A$22.7) billion in the year ended December 31, 2002 to US$17.8 (A$25.5) billion in the year ended December 31, 2003.  Spending in the year to December 2001 was estimated at US$9.4 (A$18.5) billion.

For the year ended March 31, 2004 there was a continued increase in expenditure in the residential segment, as well as the commercial and civil segments, which has positively impacted the Australian construction market.  The recovery in the civil segment over the next two years is largely dependant on a number of approved public and private infrastructure projects that have now commenced.  These projects include the Chatswood to Parramatta train line in Sydney, the Sydney Cross City Tunnel and the Western Sydney Orbital motorway already started, and others which are approved but not yet in progress, including the Lane Cove Tunnel in Sydney and the Mitcham-Frankston freeway in Victoria which has yet to be approved.

5.     Rinker Materials

Rinker Materials business segments as at March 31, 2004

i.      Aggregate

Overview

Rinker Materials is the fifth largest supplier of aggregate by volume in the US, based on US Geological Survey statistical data, with operations principally in the southeast (Florida, Georgia, Tennessee and Kentucky) and the western US states (Arizona, Nevada, Oregon, Washington state and northern California).  In total, Rinker Materials supplied about 94 million tons of aggregate for the year ended March 31, 2004.

In Florida, Rinker Materials is the market leader, based on Rinker Materials’ industry knowledge, by volume sold, with a market share estimated to be about 40% for the year ended March 31, 2004.  Rinker Materials is also the market leader, by volume sold, in Arizona.

Sales

Rinker Materials’ aggregate operations are often integrated with Rinker Materials’ downstream concrete and asphalt operations with over one-third of Rinker Materials’ aggregate production supplied for use in Rinker Materials’ manufacture of concrete, concrete block, asphalt and other products.  The balance is supplied to other construction companies primarily for the production of concrete, asphalt and roadbase.  Rinker Materials’ products are generally supplied at a local level directly to a large number of unaffiliated customers that are generally the end users.  Rinker Materials has no material long-term supply contracts for aggregate other than supply contracts to specific construction projects that have been generally subject to a competitive tender process.  These are typically made on the basis of competitive prices in each market area.  For the year ended March 31, 2004, Rinker Materials’ estimated end markets for aggregate by trading revenue were about evenly distributed among residential, commercial and civil construction.

Crushed stone and sand are largely commodity products.  The basis of competition is as the lowest cost delivered supplier into the market.  Distribution logistics are very important, requiring a strong transport and distribution network.

Rinker Materials’ major competitors are: Florida Rock Industries, Tarmac Limited (Titan Cement Company), Vulcan Materials Company, Martin Marietta Materials, and Hanson Building Materials America, as well as smaller competitors who compete in certain regions.

Facilities, reserves and distribution

Aggregate (sand, gravel, and crushed stone) is used for roads, civil construction and building projects and as a raw material in the production of concrete, concrete block and asphalt.  Aggregate production involves extracting quarry material that is then crushed and sized.  The product is then distributed by truck or rail.  The choice of aggregate for a particular purpose also depends largely on the local geology or availability.  As aggregate is expensive to transport relative to its price, the cost of transport will generally limit the availability of aggregate to what is readily accessible in the local area.  In Florida, aggregate is transported greater distances than in other states due to construction grade aggregate only being available in certain areas of the state.  This is primarily achieved using an extensive railway network serving the entire east coast of Florida and into central Florida.  For example, Rinker Materials’ FEC quarry near Miami in southern Florida, transports aggregate up to Jacksonville in northern Florida.

As at March 31, 2004, Rinker Materials operated 93 quarries, sand and aggregate plant operations located in 15 states.  The majority of these are located in Florida (14), Tennessee (10), Arizona (30) and Washington state (12). Rinker Materials’ total estimated aggregate reserves as at March 31, 2004, were

2,965 million tons.  At current extraction rates, reserves in the aggregate are equivalent to more than 30 years’ sales.  Certain locations, however, are subject to more limited reserves.

Rinker Materials’ estimated aggregate reserves as at March 31, 2004

Reserve	Volume
(million tons)
Limestone	1,610

Hard rock	665

Sand and gravel	690

Total	2,965

Estimates of reserves are of recoverable stone, sand and gravel of suitable quality for economic extraction, based on drilling, studies and mine plans reviewed annually by Rinker geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of overburden and aggregate excavation.

ii.    Cement

Overview

Rinker Materials operates in Florida where it is a leading cement supplier by volume, based on Portland Cement Association data on supplier output.  For the year ended March 31, 2004, Rinker Materials produced about 1.9 million tons of cement and imported 2.0 million tons of cement through two strategically located terminals.  Rinker Materials supplies grey and white cement and a range of special products.  Rinker Materials estimates the total Florida cement market to be about 10.3 million tons a year.

Sales

Rinker Materials supplies cement to its concrete businesses as well as to external pre-mix, masonry and pre-cast concrete producers and building supply companies.  For the year ended March 31, 2004, about 40% of Rinker Materials’ cement production was sold internally.

Rinker Materials manages its cement business by fully utilizing its own cement production capacity and supplying any additional demand from imports and purchasing cement from other domestic producers.

For the year ended March 31, 2004, Rinker Materials’ estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

Rinker Materials’ competitors’ positions in Florida have changed significantly during the past three years.  Tarmac America has been acquired by Titan Cement Company and Southdown by Cemex.  The Eastern Cement terminal on the west coast of Florida has been acquired by Schwab and Florida Rock has acquired the LaFarge import terminals on the west coast of Florida.  Domestic and import capacity has also increased with both Florida Rock Industries and Votorantim (Suwanee) recently constructed new Florida cement plants.  Titan Cement Company is building a new cement import terminal on the west coast of Florida in Tampa and are also upgrading their Miami capacity.  Rinker Materials’ major competitors in cement are Cemex, Lehigh, Titan, and Florida Rock Industries.

Facilities and distribution

The production of cement is a highly capital intensive business.  The production process starts by crushing limestone aggregate.  The crushed limestone aggregate and other raw materials, depending on the type of cement to be produced, are fed into a grinding process, which mixes the various materials more thoroughly and reduces them further in size in preparation for the kiln.  In the dry process, the raw materials are calcined or processed at a very high temperature in the kiln to produce clinker.  Clinker is the intermediate product used to manufacture cement.  Finally, clinker and gypsum are fed into a cement grinding mill where they are ground into extremely fine powder to produce finished cement.

Rinker Materials has two cement plants, located in Miami and Brooksville in Florida.  The Miami plant was upgraded and commissioned in 2000 for a total cost of US$150 million, which increased annual capacity from 0.6 million tons to about 1.2 million tons.  The Brooksville plant was acquired in 2000 as part of the Florida Crushed Stone acquisition and has an annual capacity of about 0.8 million tons.  Both cement plants are located adjacent to quarries owned and operated by Rinker Materials that provide the limestone raw material.  The estimated limestone reserves owned by Rinker Materials exceed the currently anticipated life of the plants.  Both plants are dry process technology operations that utilize modern energy efficiency and emission control systems.  The plants source electricity from local utilities at state-regulated prices.

The cement produced is delivered to concrete plants and other concrete product manufacturing facilities, normally within a radius of about 125 miles, by bulk cement tankers or in bagged form.

Rinker Materials imports a large volume of cement (fiscal year 2004, 2.0 million tons) through cement import terminals located at Port Everglades in southeastern Florida and Port Canaveral in central Florida.  Cement is sourced primarily from Europe and South America on contracts that expire annually.  One contract allows for two additional annual periods of supply.

iii.   Concrete, block and asphalt

Overview

Rinker Materials produced about 15 million cubic yards of concrete in the year ended March 31, 2004, from 141 concrete plants.  In Florida, Rinker Materials’ concrete operations are integrated with its cement and aggregate operations, providing it with a number of supply advantages.  Overall, Rinker Materials is the market leader in Florida with an estimated total market share by volume sold in the year ended March 31, 2004 of more than 30%, based on Rinker Materials’ industry knowledge.  Rinker Materials also held market leadership positions, by volume sold, in Arizona and Nevada in the year ended March 31, 2004.

In concrete block, Rinker Materials produced about 160 million units for the year ended March 31, 2004, that was used for residential and commercial building.  Rinker Materials’ concrete block operations are principally located in Florida where it was the market leader in terms of volumes sold in the year ended March 31, 2004, based on Rinker Materials’ industry knowledge.

Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

Sales and facilities

As at March 31, 2004, Rinker Materials operated 141 concrete and 23 concrete block plants, with a delivery fleet of over 2,400 company owned vehicles.  These plants are located in Arizona, California,

Florida, Nevada, New Mexico, Oregon, Tennessee and Washington state.  Of the 141 concrete plants, 69 are in Florida and 48 in Arizona.

Concrete is produced by combining cement, aggregate, water and additives in a batch plant for delivery to the customer’s site in a mixer truck.  For the year ended March 31, 2004, Rinker Materials’ estimated end markets for concrete by trading revenue were about 60% residential, 30% commercial and 10% civil construction.  Rinker Materials’ concrete operations provide a full range of products to meet a number of applications, including reinforced slabs for residential construction, high strength concrete for high rise structures and flowable fill concrete for back filling trenches.

Concrete block is manufactured in factories by a continuous process of combining cement and aggregate raw materials, which are molded and cured into required dimensions.  Delivery to customers takes place on trucks, which usually have on-board material handling equipment to permit the driver to unload at the job site.  Concrete block customers are primarily residential and commercial building companies.

Rinker Materials also manufactures and sells hot-mix asphalt products.  These are a mixture of aggregate and asphalt oil made to the customer’s specification in a batch plant.  Rinker Materials produced about 4.4 million tons of asphalt for the year ended March 31, 2004.  All asphalt operations are vertically integrated with Rinker Materials’ aggregate businesses.  In most instances the asphalt plants are located on the site of a Rinker Materials’ quarry, offering significant synergies both in raw material supply and management and administration resources.  Asphalt is sold to road contractors for the construction of highways, driveways and parking lots and directly to state and local authorities.

In concrete, the main competitors are a combination of large publicly listed companies and a number of small privately held regional companies.  In asphalt, competitors vary between regional markets, including large public companies such as Vulcan and Granite Construction, but often include smaller local operations.

Concrete, concrete block and asphalt plants as at March 31, 2004

	Number of plants
	Concrete	Concrete block	Asphalt	Total
Florida	69	21	0	90

Arizona	48	0	12	60

Nevada	9	1	0	10

Washington	3	0	6	9

Tennessee	5	0	0	5

California	5	0	1	6

New Mexico	0	1	0	1

Oregon	2	0	1	3
Total	141	23	20	184

iv.    Concrete pipe and products

Overview

Rinker Materials’ concrete pipe and products business, held through its 100% owned subsidiary, Hydro Conduit, is one of the largest producers by volume of reinforced concrete pipe and concrete products in the US in the year ended March 31, 2004, with a market share in excess of 20% based on Rinker Materials’ industry knowledge.  Hydro Conduit’s products are primarily concrete pipe, concrete box and other pre-cast products used for storm water transmission, sewerage and irrigation.  Auxiliary products include manholes, drainage structures and storm water pollution prevention devices.  Rinker Materials has progressively expanded Hydro Conduit’s geographic presence since its acquisition in 1990 with a series of small bolt-on acquisitions and investment in new plant and equipment to expand production capacity.

Since 2000, acquisitions have included the concrete pipe and pre-stress businesses of Wilson Concrete (Nebraska, Kansas, Iowa), Leppert (Indiana), Southern Culvert (Florida), Dura-Crete (Ohio, Indiana), Bay Pipe (Texas) and US Concrete Pipe (Ohio).  In addition, Hydro Conduit acquired the remaining 50% joint venture interest of its partner in five concrete pipe plants in the New England region.

Sales

Sales demand is driven by the construction of roads and highways, residential and commercial developments and airports.  Hydro Conduit’s primary customers are general and utility contractors that provide services for federal, state and local government agencies and private developers.

In most markets Rinker Materials competes with other large companies, including Hanson, CRH plc, RMC Group and The Cretex Companies, Inc.  Despite substantial consolidation in recent years, the industry remains fragmented and localized, with over 100 producers operating more than 300 plants.  High freight costs for transporting concrete pipe limit most markets to a radius of about 150 miles from the plant site.  On a national basis Hanson is Hydro Conduit’s principal competitor.  In addition, producers of alternative plastic, metal, and fiber cement pipe products compete with Hydro Conduit particularly in the market for small diameter pipes.

For the year ended March 31, 2004, Hydro Conduit’s estimated end markets by trading revenue were about 40% residential, 20% commercial and 40% civil construction.

Facilities

Hydro Conduit manufactures concrete pipe primarily using the dry cast, packerhead and wet cast processes.  In the dry cast manufacturing process, a dry formulation of concrete is introduced into a mold.  The concrete is then compacted by an intense mechanical vibration.  The mold is immediately stripped from the product and is reused repeatedly throughout the production run.

In the packerhead method, a vertical mold is filled with a dry formulation of concrete.  A revolving trowel packs the concrete outward against the mold, while simultaneously forming the inside wall of the pipe.  As with the dry process, the mold is stripped and reused.  In the wet cast process wet concrete is introduced into a mold.  Unlike the dry and packerhead methods, the product remains in the mold until sufficient strength has developed in the concrete to allow the mold to be removed.

As at March 31, 2004, Hydro Conduit operated 51 concrete pipe and product plants.  A program of plant upgrades and replacements over the past five years has allowed Hydro Conduit to reduce its cost structure through the benefits of more modern technology and economies of scale.

v.     Other businesses

Gypsum supply

During the period 1992 to 1996, Rinker Materials acquired several wallboard distributors in Florida, becoming one of the state’s leading distributors of gypsum wallboard, based on Rinker Materials’ industry knowledge.  Rinker Materials also acquired Dierco Supply, a ceiling tile and insulation distributor.

As at March 31, 2004, Rinker Materials had 30 gypsum supply outlets in Florida (26), North Carolina (1), South Carolina (1), Tennessee (1), and Alabama (1).  An export operation in Miami ships its products to the Caribbean, and Central and South America.

Rinker Materials’ principal competitor in gypsum supply is L&W Supply, owned by USG Corporation.

Pre-stressed concrete products

As at March 31, 2004, Rinker Materials operated 9 pre-stressed concrete products plants across seven states.  Based on Rinker Materials’ industry knowledge, it is one of the leading producers in the US.  Products include bridge beams, support structures, and commercial and industrial building panels.  During March 2004 Rinker Materials disposed of two Pre-stress businesses at Lafayette, Indiana and Henderson, Kentucky for a total consideration of US$4.3 million.

Major customers include general and utility contractors that provide services for federal, state and local government agencies and private developers.  Pre-stress competitors include a large number of regional manufacturers.

Polyethylene pipe

As at March 31, 2004, Rinker Materials operated six high-density polyethylene pipe plants in five states.  Pipe is manufactured by extruding polyethylene resin in different diameters, wall thickness and shapes to meet customer specifications.  Rinker Materials makes and sells polyethylene pipe for water, industrial, natural gas distribution, oil and gas gathering and duct applications.  The polyethylene pipe market is dominated by one major competitor, Performance Pipe, owned by Chevron Phillips Chemical Company LP, which is owned equally by Chevron Texaco Corporation and Conoco Phillips.

Rinker Materials also owns Pipe Liners Inc, which owns the US rights for the manufacture of U-Liner™.  This product enables the in-situ relining of ageing underground sewer and other pipelines without the need to dig trenches.  The U-LinerTM rehabilitation process is licensed to installers throughout the US.

6.     Readymix

Readymix operates a vertically integrated heavy building materials business in Australia, with about 30% of aggregate production used internally in the concrete, asphalt and concrete pipe businesses, which also sources about 75% of their cement requirements on the east coast of Australia from the Cement Australia joint venture.  Operations and investments include the production of aggregate, concrete, cement, asphalt and reinforced concrete pipe and products.  Readymix subsidiaries operate concrete businesses in Tianjin and Qingdao, China.  Readymix has been involved in the supply of heavy building materials in Australia, initially through CSR, since 1965 when it and Blue Metal Industries Limited jointly acquired Ready Mixed Concrete Limited.  In 1981, the operations of Ready Mixed Concrete were divided between Readymix and Blue Metal Industries.

Readymix (through its predecessor) has made a series of acquisitions to expand into new products:

•                  In 1974, it entered the cement industry in a joint venture with Pioneer Services Limited (since acquired by Hanson), with the acquisition of Australian Cement Holdings Pty Limited (“ACH”);

•                  In 1988, it acquired the reinforced concrete pipes and other concrete products business of Humes Limited;

•                  In 1989, ACH purchased Goliath Cement of Tasmania;

•                  In 1994, CSR established a joint venture in Tianjin, China.  In June 2003, Readymix increased its ownership to 99% with 100% rights to profits and assets in this concrete business.

•                  In 1996, CSR and Mobil Oil formed a new road surfacing joint venture to become Emoleum (in which CSR’s 50% interest was transferred to Readymix on March 1, 2003); and

•                  In June 2003, ACH merged with QCL to form Cement Australia Pty. Ltd.  In addition, on June 2, 2003, Readymix acquired three aggregate operations and six concrete plants from a subsidiary of the newly merged company.

Including joint ventures, Readymix operated 389 plants in Australia and four in China at March 31, 2004.  An overview of Readymix’s current organization structure is provided in the above chart.

i .     Aggregate

Based on Readymix’s knowledge of the industry, Readymix is one of the leading suppliers of aggregate in Australia, producing a range of gravel, road pavement materials and, manufactured and natural sand.  Readymix operates in all mainland states and territories in Australia.  In the year ended

March 31, 2004, Readymix produced in excess of 25 million tonnes of aggregate.  As at March 31, 2004 Readymix had estimated aggregate quarry reserves of about 1.0 billion tonnes, with an average reserve life estimated to be over 44 years at current usage levels.  Certain locations are subject to more limited reserves.  Estimates of reserves are of recoverable stone, sand and gravel of suitable quality for economic extraction, based on drilling, studies and mine plans by Rinker geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of overburden and aggregate excavation.

The Australian market for aggregate was estimated to have been over 90 million tonnes in the calendar year 2003, generating in excess of US$1.7 billion (A$2.4 billion) in revenue.  Readymix’s quarry operations are highly integrated with about 30% of aggregate volumes sold internally in the year ended March 31, 2004.  For the year ended March 31, 2004, Readymix’s estimated aggregate end use markets were 33% residential, 28% commercial and 39% civil construction.  Readymix’s major competitors are Boral and Hanson Australia.

ii.    Concrete

Readymix manufactures and distributes concrete throughout all states and territories of Australia.  Customers are normally located within a 20 kilometre radius of the plant.  In the year ended March 31, 2004, Readymix produced in excess of 6.0 million cubic metres of concrete from 247 plants.

The Australian market for concrete was estimated by the Australian Bureau of Statistics to have been 21 million cubic metres in the calendar year 2003, generating about US$1.9 billion (A$2.7 billion) in revenue.  Readymix’s major competitors are Boral and Hanson.  For the year ended March 31, 2004, Readymix’s estimated end use markets were 44% residential, 35% commercial and 21% civil construction.

iii.   Concrete pipe and reinforced concrete products

Readymix produces concrete pipe and reinforced concrete products through its Humes business.  Based on Humes’ knowledge of the industry, Humes is one of the two leading suppliers in Australia with production of over 450 thousand tonnes a year.  As at March 31, 2004, Humes operated 17 plants producing concrete pipe, pre-cast concrete products including pre-stressed beams, storm water pollution prevention devices and other environmental products, concrete sleepers and flooring products.

The Australian civil infrastructure market was estimated, based on Humes’ knowledge of the industry to be 1.2 million tonnes in calendar year 2003, generating more than US $280 million (A$401 million) in revenue.  For the year ended March 31, 2004, Humes’ estimated end use markets were civil 45%, residential 35% and commercial construction 20%.  Humes’ main competitor is Rocla Industries Limited, and there are also small companies who compete in individual regional sectors of the market.

iv.    Cement

At the beginning of fiscal year 2004, Readymix held a 50% interest in ACH, a joint venture with Hanson Australia Pty Ltd.  On June 1, 2003, ACH merged with QCL, a 100% owned Holcim subsidiary, to form Australia’s largest cement manufacturer, based on Readymix’s knowledge of the industry, Cement Australia Pty Ltd.  Readymix holds 25% of the new company, Hanson holds 25%, and QCL holds the remaining 50%.  Annualized production volumes are in excess of 3.5 million tonnes of which approximately 75% is sold internally to shareholders.

The size of the Australian market for cement and cement blends was estimated by the Australian Bureau of Statistics, to be about 7.9 million tonnes for the calendar year 2003, generating in excess of

US$700 million (A$1,003 million) in revenue.  Cement Australia’s main competitors in cement are Boral Blue Circle Cement, Adelaide Brighton Limited and imported cement.

Additionally, Cement Australia owns 100% of Pacific Lime which produces high grade lime products and a 50% interest in Australian Steel Mill Services which is responsible for processing of blast-furnace slag, a by product of iron and steel making at the BHP Steel facility at Port Kembla in New South Wales.

v.     Asphalt

The Emoleum joint venture is one of the leading pavement and road-surfacing producers in Australia, based on Readymix’s knowledge of the industry.  CSR’s 50% interest in Emoleum was transferred to Readymix on March 1, 2003.  Vacuum Oil Company Pty Limited, a subsidiary of Mobil Oil Australia Pty Limited, holds the other 50% interest.  Emoleum produces a wide range of road surfacing products that are used for new roads and the maintenance of existing roads.  The Australian Bureau of Statistics estimated the value of the Australian asphalt and road-surfacing market for the year ended March 31, 2004 to be about US$500 million (A$700 million), Emoleum operated 29 plants across Australia and produced in excess of 1.4 million tonnes of asphalt during the year.  Emoleum’s major competitors are Boral, Pioneer Road Services and Astec.

7.     Government Regulation

The business activities of Rinker group companies in each country where they operate are subject to and affected by laws and regulations relating to the environment, health and safety, and other regulatory matters.

Environment, health and safety

Rinker Materials’ operations are subject to extensive regulation by US federal, state and local environmental control agencies.  Environmental laws and regulations impose requirements on a broad range of environmental matters including air emissions, effluent limitations, site remediation, the use, handling and disposal of hazardous materials and wastes, employee health and safety, groundwater quality, noise and the protection of wetlands and other natural resources.  These laws require Rinker Materials to obtain and operate in compliance with the conditions of permits and other authorizations and requirements of the relevant governmental authorities.

In the United States, environmental, health and safety laws and regulations are promulgated and overseen by a variety of federal, state and local bodies, among these are the US Environmental Protection Agency, state environmental protection agencies, the US Army Corps of Engineers, various state water management districts, the US Occupational Safety and Health Administration, the US Mine Safety and Health Administration, various state occupational health and safety agencies, and local zoning boards.

For Readymix, Australia’s principal laws governing environmental and sustainable management of natural and physical resources are contained in legislation and regulations enacted by the Commonwealth Government and the states and territories of the Commonwealth of Australia.  This body of legislation regulates the operations of companies principally in regard to air, water and noise emissions, waste disposal, land contamination, and the handling and storage of environmentally hazardous chemicals and dangerous goods.  The principal environmental regulators in Australia are the state Environmental Protection Agencies/Authorities and, at the federal level, Environment Australia/Department of Environment and Heritage.  The principal safety regulators to which Readymix is subject are the state workers’ compensation authorities and state mine authorities.

Rinker Materials and Readymix have implemented comprehensive safety, health and environmental management systems.  These systems are based on US, Australian and international standards and set out the requirements for managing and monitoring environmental impacts across operations.  Sites are routinely audited for compliance.

As with other construction materials companies engaged in similar activities, environmental compliance obligations and liability risks are inherent in many activities within the Rinker group.  From time to time Rinker group companies investigate and remediate contamination at their properties, consisting primarily of petroleum compounds associated with fuel storage and vehicle maintenance and elevated pH levels related to the processing and handling of limestone and concrete products.  In the US certain environmental remediation laws, such as the federal “Superfund” law, can impose joint and several liability for site clean-up, regardless of fault, upon certain statutorily-defined categories of parties, including companies that sent wastes to a contaminated third party site.  Rinker Materials has been named as a potentially responsible party at four sites requiring environmental remediation.  These liability claims are expected to be resolved without having a material effect on Rinker group companies.  The Rinker group holds provisions for anticipated clean up costs and does not expect to incur any additional material remedial obligations.  Although unanticipated and unexpected remedial obligations can always arise in the course of operations, management is not aware of any remedial actions that would be expected to have a material effect on the Rinker group companies’ operations or competitive positions.

Following the demerger, as between Rinker and CSR, Rinker is responsible for any liabilities and costs associated with environmental contamination and compliance in respect of the businesses it owns after the demerger.  CSR has agreed to indemnify the Rinker group, to the maximum extent permitted by law, in respect of the liabilities and costs associated with environmental contamination and compliance in respect of the businesses owned by CSR group companies after the demerger, irrespective of when the contamination occurred or the liabilities or costs arise.

Antitrust (trade practices) laws

Rinker group companies in the United States are subject to antitrust laws.

Rinker group companies in Australia are subject to regulation by the Australian Competition and Consumer Commission (“ACCC”) which administers the Trade Practices Act 1974.  Rinker group entities are from time to time involved in investigations conducted by the ACCC.

Antitrust or competition considerations may restrict business activities within the Rinker group and the ability to grow through acquisitions or participate in industry rationalization in particular geographic markets.

8.     Marketing channels and sales methods

Details of marketing channels and sales methods are included in the business analysis above.  Customers include a range of commercial building and construction companies, government departments and a variety of trades and individuals.  Sales personnel operate from central regional locations or individual operating facilities.

Rinker’s management does not believe the loss of any single contract would have a material impact on the Rinker group’s performance.

9.     Source and availability of raw materials and inputs

A large proportion of the raw materials and inputs used in Rinker group entities’ products are bulk commodities, which are either produced internally or are purchased under contract or agreements with outside vendors.  Rinker’s management is not aware of any restrictions on the availability of raw materials, under normal circumstances and subject to normal competitive forces, which would materially impact the Rinker group’s result.

10.  Corporate and securities regulation

As an Australian company, Rinker is subject to corporate regulation by (principally) the Australian Securities and Investments Commission.  Because its ordinary shares are listed on the securities exchange operated by ASX, Rinker is also subject to regulation by ASX.

Rinker files periodic reports and other information with the SEC, including this annual report on Form 20-F.  Rinker also furnishes to the SEC on Form 6-K its semi-annual consolidated financial statements, prepared in accordance with Australian GAAP, and other material information on Form 6-K that Rinker makes public in Australia or provides to its shareholders.  See “Where you can find more information about Rinker Group Limited.”  Furthermore, as its ordinary shares are registered under the Securities Exchange Act of 1934 and American Depositary Shares (“ADSs”) representing its ordinary shares are listed for trading on the NYSE, Rinker is subject to various US corporate governance requirements including those resulting from the enactment of the Sarbanes-Oxley Act of 2002 and those promulgated by the NYSE.

C.            Organizational Structure

Rinker has a group of more than 50 subsidiaries in the United States, Australia and China.  The complete list of these entities, with their country of incorporation and percentage of Rinker’s ownership, is listed at Note 35 to the financial statements included elsewhere in this annual report.

D.            Description of Property, Plant And Equipment

Rinker’s principal executive offices are located at, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales, 2067, Australia.

As at March 31, 2004, Rinker group entities had over 700 production facilities in the United States, Australia and China.

These sites include:

Facilities	Number

Concrete (8 are 50% owned)	388
Quarries and sand (1 is 40% owned, 2 are 50% owned)	178
Pipe & concrete products	77
Asphalt (29 are 50% owned)	49
Concrete block	23
Cement mills (3 are 25% owned)	5

In addition, Rinker group entities have a number of distribution sites.

As a result of the demerger, CSR’s beneficial 40% interest in Penrith Lakes Development Corporation Limited (“PLDC”), which extracts the majority of the aggregates for the Sydney region, was transferred to Readymix.  Boral and Hanson own 40% and 20% respectively of PLDC.  Readymix has agreed to share future profits produced from land sales equally with CSR.  A significant portion of the PLDC land holdings have been identified as having potential, subject to planning approvals, for a major urban land development, creating up to 4,900 residential lots.

Management believes that the facilities of Rinker group entities are suitable and adequate for its present needs and are well maintained and in good operating condition.  The Rinker group entities carry insurance covering property and casualty and certain other risks to which their facilities and operations may be subject.  The Rinker group entities own most of their principal operating facilities and lease the remainder.  Management does not believe the Rinker group earnings are dependent upon any single operating facility.  The most significant single facility is FEC quarry, which is discussed below.

The following table is a list of the principal facilities in the Rinker group.  This list is not intended to be a complete list of all the Rinker group’s operating locations.  Principal facilities are owned by Rinker group entities unless stated otherwise.

RINKER SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration

READYMIX SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration
Albion Park	New South Wales	Australia	Aggregates
Gosnells	Western Australia	Australia	Aggregates
Oaklands	Victoria	Australia	Aggregates
Pakenham	Victoria	Australia	Aggregates
Penrith Quarry (1)	New South Wales	Australia	Aggregates
Blacktown	New South Wales	Australia	Pipe
Eagle Farm	Queensland	Australia	Pipe
Petrie	Queensland	Australia	Pipe
Laverton	New South Wales	Australia	Pipe
Welshpool	Western Australia	Australia	Pipe

RINKER MATERIALS SITE	LOCATION		PRODUCT SOLD
West Palm Beach	Florida	USA	Administration
FEC Quarry (2)	Florida	USA	Aggregate
Brooksville Quarry	Florida	USA	Aggregate
Buffalo Road	Nevada	USA	Aggregate
Krome Quarry (leased)	Florida	USA	Aggregate
Macon Quarry (partially leased)	Georgia	USA	Aggregate
Everett Quarry	Washington	USA	Aggregate
Alico Quarry (leased)	Florida	USA	Aggregate
Dogwood Quarry (partially leased)	Georgia	USA	Aggregate
St Catherine Quarry (leased)	Florida	USA	Aggregate
Davenport Sand	Florida	USA	Aggregate
Ft Calhoun (partially leased)	Nebraska	USA	Aggregates
Glendale (leased)	Arizona	USA	Aggregates/Concrete/Asphalt
Maricopa (leased)	Arizona	USA	Aggregates/Concrete/Asphalt
19th Avenue	Arizona	USA	Aggregates/Concrete/Asphalt
Beeline	Arizona	USA	Aggregates/Concrete/Asphalt

RINKER MATERIALS SITE	LOCATION		PRODUCT SOLD
Cortaro	Arizona	USA	Aggregates/Concrete/Asphalt
Sacaton	Arizona	USA	Aggregates/Concrete/Asphalt
Orchards	Washington	USA	Aggregates/Concrete/Asphalt
Cache Creek	California	USA	Aggregates/Concrete/Asphalt
Riviera Beach	Florida	USA	Block
Crego	New Mexico	USA	Block
Las Vegas	Nevada	USA	Block
Miami Cement Mill	Florida	USA	Cement
Brooksville Cement Mill	Florida	USA	Cement
Port Everglades Terminal (leased)	Florida	USA	Cement
Port Canaveral Terminal (leased)	Florida	USA	Cement
Bonita Springs	Florida	USA	Concrete/Block
7th Street	Arizona	USA	Concrete
Miami	Florida	USA	Pipe
Houston Pipe (partially leased)	Texas	USA	Pipe
Frederick (leased)	Maryland	USA	Pipe
Dallas	Texas	USA	Pipe
Denver	Colorado	USA	Pipe
Corona (leased)	California	USA	Pipe
Las Vegas	Nevada	USA	Pipe
Phoenix	Arizona	USA	Pipe
Greenfield	Indiana	USA	Pipe
Albuquerque	New Mexico	USA	Pipe
Columbia	S. Carolina	USA	Pipe
Fresno	California	USA	Pipe
Alexandria	Louisiana	USA	Pipe
Gainesville	Texas	USA	Polypipe
Laplatte	Nebraska	USA	Prestress
Marshall	Missouri	USA	Prestress

(1)          40% beneficial interest in quarry land held through PLDC.  See above.

(2)          The FEC quarry near Miami is one of the largest volume quarries in the US, producing about 12 million tons of aggregate each year.  Its in-situ reserves are estimated to be about 350 million tons of aggregate, or about 12% of Rinker Materials’ total estimated reserves as at March 31, 2004.  For the fiscal year ended March 31, 2004, aggregate accounted for about 28% of Rinker Materials’ trading revenue.  About 16% of Rinker Materials’ total aggregate trading revenue is derived from the FEC quarry in Florida.  Accordingly, Rinker Materials’ revenues could be materially adversely affected if its access to the aggregate reserves of FEC quarry for both internal use and external sale were restricted.

Environmental issues affecting properties, plant and equipment

Certain environmental issues that are potentially material to the operations of businesses in Rinker group companies are discussed below:

Lake Belt Permit Challenge.  Rinker Materials holds one and is the beneficiary of one other of 12 federal mining permits granted for the Lake Belt area in South Florida.  The permit held by Rinker Materials covers Rinker Materials’ SCL and FEC quarries.  Rinker Materials’ Krome quarry is operated under one of the other permits.  The FEC quarry is the largest of Rinker Materials’ quarries measured by volume of aggregates mined and sold.  See Item 3.D. “Risk Factors — Land use, governmental laws and regulations.”  Various governmental agencies are involved in litigation brought by environmental groups concerning the manner in which all 12 permits were granted.  The plaintiffs allege that the relevant governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all appropriate information when issuing the permits.  The plaintiffs seek to set aside the permits and to enjoin the relevant governmental agencies from granting further permits.  Although not named as a defendant, Rinker Materials has intervened in the proceedings to protect its interests.  The proceedings are at an early stage and therefore it is not possible to determine the likely outcome or what impact that will have on Rinker Materials’ operations.  If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries were ultimately set aside, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates.  This would likely result in increased costs and other adverse operational effects on Rinker Materials.  However, Rinker believes that its permits were validly issued and does not believe that there is a material risk of such an outcome.

Cement Kiln Dust:  Like other cement manufacturing facilities, Rinker Materials’ Miami cement plant has a cement kiln dust (“CKD”) former disposal site that could pose a risk of elevated pH levels and other impacts to surrounding groundwater.  Cement kiln dusts are currently reused in the manufacturing process and as such Rinker Materials does not currently envisage a need to open a new CKD landfill.  If it did so, such a site would require extensive permitting and environmental controls.

Silica Exposure:  Rinker group entities are not defendants in any silicosis litigation at present and Rinker Materials has a comprehensive workplace silica exposure monitoring program.  Rinker Materials’ current exposure action level is in accord with the recommendations of a number of independent occupational health organizations.  Readymix’s permitted exposure limits are well below the applicable Australian standards.

Waste Disposal:  In the United States, regulated solid and hazardous wastes are sent to licensed third party sites.  Rinker Materials also operates permitted construction and demolition debris landfills in Everett, Washington and Miami, Florida.  In Miami, Florida, Rinker Materials operates a facility that receives petroleum contaminated soils from outside sources, burns the soils in a kiln to remove the petroleum and uses the clean soils in its cement manufacturing process.

Quarry Reclamation:  Permits for some of the Rinker group’s quarries require reclamation activities to be performed when quarry activities cease.  Costs related to these reclamation obligations are not expected to be material to the Rinker group.

Item 5                                      Operating and Financial Review and Prospects

Significant Events in fiscal year 2004

•                  In June 2003 Australian Cement Holdings, 50% owned by Readymix, merged with QCL to form Australia’s largest cement manufacturer, Cement Australia Pty Ltd, 25% owned by Readymix, 25% by Hanson, and 50% by Holset Pty Ltd, a subsidiary of Holcim Ltd.

•                  Changes to the Australian-US tax treaty remove any obligation on Rinker Materials to pay withholding tax (previously 15%) if remitting dividends from Rinker Materials to Rinker from July 1, 2003.

Events subsequent to March 31, 2004

•                  Rinker intends to conduct an on-market buyback of up to 10% of ordinary shares over the next 12 months, in conjunction with its ongoing acquisition program.  The buyback will remain subject to larger acquisitions becoming available.  ABN AMRO and UBS have been appointed brokers.  The buyback commenced at the end of May.

•                  No other significant events have occurred since March 31, 2004.

Basis of preparation and presentation

The financial statements for fiscal year 2004 included elsewhere in this annual report include Rinker and its controlled entities.

Rinker demerged from CSR in accordance with an order of the Federal Court made on March 28, 2003.  Rinker’s ordinary shares commenced trading on the ASX on March 31, 2003 (on a deferred settlement basis).

In preparation for Rinker’s demerger from CSR, a number of heavy building materials businesses were transferred to Rinker subsidiaries at different times during fiscal year 2003.  In addition, a number of sugar and light building products businesses were transferred out of Rinker subsidiaries at different times during the fiscal year 2003.  As a consequence, the results of the Rinker group as a statutory entity for fiscal year 2003 and previous fiscal years did not reflect the businesses that now comprise the Rinker group.  Under Australian GAAP, all of these acquisitions were accounted for at net fair value.  Under US GAAP, the internal transactions were accounted for as entities under common control.  To consummate the demerger, CSR effected a capital reduction and distribution to its shareholders in an amount equivalent to the value of Rinker after the internal transfers were completed.  The entitlement of CSR’s shareholders to the capital reduction and distribution was ultimately satisfied in the demerger through the distribution to CSR’s shareholders of ordinary shares in Rinker on a one-for-one basis.

The financial statements included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements.  These standards and reporting requirements form part of Australian GAAP.  A reconciliation of the major differences between these principles and those applicable under US GAAP is included as Note 37.

The financial statements included elsewhere in this annual report have been prepared in accordance with the historical cost convention, except for certain assets, which are at deemed cost.  Unless otherwise stated, the accounting policies adopted are consistent with those of the previous fiscal years.

The consolidated financial statements for fiscal years 2003 and 2002 have been prepared on a carve-out basis and include the financial position, financial performance and cash flows of Rinker Materials’ United States businesses and of the Readymix businesses that were transferred to the Rinker group from CSR prior to the demerger.  These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the businesses as if the Rinker group had been a separate economic entity inclusive of all of these businesses for fiscal years 2003 and 2002.  The historical financial information presented for fiscal years 2003 and 2002 in this annual report is not indicative of the Rinker group’s future financial performance.

An estimate of general corporate overheads related to corporate headquarters and common support divisions has been included in the fiscal years 2003 and 2002 consolidated statements of financial performance based on amounts previously incurred by CSR, less those amounts considered specific to the remaining businesses of CSR.  Management believes that the allocation basis is reasonable.  Following the demerger, Rinker performed these functions using its own resources or purchased services and was responsible for the costs and expenses associated with the management of a public company.

Changes to equity in the periods presented arise from net income or loss, other comprehensive income and other deemed contributions/distributions with CSR.

Rinker Materials, historically a 100% owned subsidiary of Rinker, held external debt.  In addition, other financing was obtained through CSR or its 100% owned subsidiary, CSR Finance Limited.  Other businesses, previously owned by CSR were funded through equity contributions.

Prior to the date of the demerger, the consolidated statement of financial position, therefore, includes all of the external debt and interest bearing intercompany debt.  The statement of financial performance for fiscal 2003 and previous years includes the associated interest expense.

Critical accounting policies

The financial statements included elsewhere in this annual report are prepared under Australian GAAP.  A description of the significant accounting policies is included in the financial statements.

A US GAAP reconciliation to Australian GAAP is provided in Note 37 to the financial statements.  The principal difference in fiscal year 2004 relates to the amortization of goodwill (US$56.5 million).

In applying Australian GAAP and US GAAP, Rinker group entities’ management will often be required to make individual estimates and assumptions regarding expected outcomes or uncertainties.  Actual results or outcomes generally differ from estimated or assumed amounts.  In the past, these differences have not been material.  In the future such differences will be included in the financial statements of the Rinker group as soon as they are known.  The individual estimates and assumptions generally do not involve a level of risk or uncertainty that would be material to the financial statements of the Rinker group as a whole because, although numerous in number, they generally are relatively immaterial in amount.

There are estimates and assumptions made by management in preparing the financial statements of the Rinker group for which actual results will emerge over long periods of time.  Although there is greater risk with respect to the accuracy of these long-term estimates and assumptions because of the long period over which actual results will emerge, Rinker group’s management believes that such risk is mitigated by its ability to closely monitor and periodically adjust these estimates and assumptions over the same long period.

Based on a critical assessment of the Rinker group’s accounting policies and the underlying judgments and uncertainties affecting the application of those policies, Rinker’s management believes that the financial statements for fiscal years 2003 and 2002 provide a fair perspective of the Rinker group as it existed after the demerger.

The accounting policies under Australian GAAP and US GAAP that Rinker management believes are critical to understanding the Rinker group’s financial performance and financial condition are discussed below.

Depreciation lives of property, plant and equipment

Rinker group entities depreciate their property, plant and equipment over their estimated useful lives.  This requires Rinker group entities’ management to make estimates as to technological and/or market redundancy issues affecting their assets as well as any potential physical asset life.  The Rinker group had US$1,716 million of property, plant and equipment in its statement of financial position as at March 31, 2004 and depreciation on those assets totaled US$162 million for the year ended March 31, 2004, or approximately 9% of book asset value.  Depreciation in fiscal year 2003 amounted to US$147 million, or approximately 9% of book asset value.  The annual review of the recoverable value of non current assets is undertaken to determine whether there are any material errors in judgment in respect of the rate of depreciation of property, plant and equipment impacting the carrying value of those assets.

Impairment and recoverable value of non-current assets

Under Australian GAAP, the Rinker group is required to write-down non-current assets to their estimated recoverable amount based on their proposed future use.  Recoverable amounts involve significant judgments by Rinker group entities’ management and represent the estimated current value of the cash flows arising from the continued use or the sale of the non-current assets.  In calculating recoverable amounts, Rinker group entities discount cash flows to present value.  Management calculates the cash flows utilizing forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes.  These include approved strategic initiatives by the Rinker group and any expected external factors, such as economic activity levels, degree of competition and the relevant Rinker group entity’s position in the market for the business under review.  Rinker group entities’ management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount.  Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions.  Impairment losses are measured as the amount by which the carrying value of non-current assets exceeds their recoverable amount as calculated above.  Impairment losses are recognized immediately in earnings.  Details of impairment losses in the fiscal year 2004 are included on page 62 in the management discussion and analysis of Prestress results.  There were no material impairment losses in fiscal years 2003 and 2002.

As described in Note 37 of the financial statements, prior to adoption of Australian Accounting Standard AASB No. 1041 “Revaluation of Non-Current Assets” (“AASB 1041”) by the Rinker group from April 1, 2001, Australian GAAP allowed non-current assets to be revalued upwards through an asset revaluation reserve.  Such revaluations of assets were not allowed under US GAAP and so were reversed in presenting the US GAAP reconciliation.  The depreciation charge on the revaluation increment of revalued assets was also reversed for US GAAP reconciliation purposes.  Since adoption of AASB 1041 on April 1, 2001, the Rinker group has elected to apply the cost basis of recording property, plant and equipment, discontinue the practice of revaluing property, plant and equipment upwards and deemed all revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward.  This means that the asset revaluation reserve is fixed as at April 1, 2001, and write-downs of assets may no longer be made through the asset revaluation reserve.  Assets, which had previously been revalued upwards, will still require a US GAAP adjustment for depreciation and profit on disposal.

Under US GAAP, property, plant and equipment and intangible assets with finite useful lives are tested for impairment when an event or change in circumstance indicates that the carrying amount of the asset may not be recoverable.  Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets’ use.  When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques.

Amortization of goodwill

Under Australian GAAP, Rinker group entities amortize goodwill over a maximum of 20 years on a straight-line basis.  As at March 31, 2004 the carrying value of goodwill was US$821 million.  The amortization expense in fiscal year 2004 amounted to US$56.5 million and amounted to US$47.1 million in fiscal year 2003.  Any un-amortized goodwill is included in asset values that are tested at least annually for impairment.

For purposes of impairment testing management projects the cash flows utilizing forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes.  These include approved strategic initiatives by the Rinker group, and any expected external factors such as economic activity levels, degree of competition and the relevant Rinker group entity’s position in the market for the business under review.  Rinker group entities’ management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount.  Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions.

For US GAAP purposes pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective April 1, 2002, the Rinker group does not amortize goodwill but reviews the carrying value for impairment on an annual basis and on an interim basis when impairment factors indicate.  The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units based on future cash flows.

Impairment losses are measured as the amount by which the carrying value of goodwill exceeds their recoverable amount as calculated above.  Impairment losses are recognized immediately in earnings.

Provision for uninsured losses and future claims

Rinker group companies retain significant liability for workers compensation, automobile liability, product, and general liability claims, as well as certain liabilities for employee medical claims under benefit programs.  Rinker group companies have insurance coverage above the retained liability for each claim and an aggregate amount for each year.

Management believes that adequate provision has been made for all known claims and for the value of probable future claims to the extent such claims can be measured reliably.  Measurement is based on the annual report of an independent actuary.

New accounting standards

Australian Standards

The revised Australian Accounting Standard AASB No. 1020, “Income Taxes” (“AASB 1020”) is applicable to financial years ending on or after December 31, 2005 (fiscal year 2006 for the Rinker group) and has the following key implications:

•                  For assets that have previously been revalued upwards, the Rinker group will recognize the equivalent deferred tax liability.  When these assets are subsequently depreciated, the additional depreciation will be tax effected and will result in an increased profit after tax compared to the existing standard.

•                  For acquisitions, assets and liabilities acquired are initially recorded by the Rinker group at fair value (which may be above their tax bases).  Under the new standard, the Rinker group may have to record a deferred tax liability for this increased value.  This will cause differences in deferred tax balances and goodwill recorded in accounting for the Rinker group’s recent and past acquisitions.  When the net fair values are greater than the tax bases, a deferred tax liability will be recorded causing goodwill to be increased.

A project is being undertaken by the Rinker group to consider both the ongoing impact of AASB 1020 to the Rinker group and the impact on initial adoption.  The transitional provisions require all previous acquisitions to be revisited where practicable.

On July 3, 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards (“IFRS”), formerly known as International Accounting Standards, for financial years beginning on or after January 1, 2005 (fiscal year 2006 for Rinker).  The Accounting Standards adopting IFRS in Australia are currently being finalized by the Australian Accounting Standards Board.  The adoption of IFRS is expected to have a significant impact, however Rinker has not yet completed an assessment of the impact of IFRS on its financial position or financial performance.  The adoption of IFRS in fiscal year 2006 would supersede the revised AASB 1020 outlined above.

US Standards

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for financial statements issued for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the Rinker group).  The pronouncement addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset.  On initial adoption of SFAS 143, the Rinker group was required to recognize a cumulative expense adjustment representing the SFAS 143 expense relating to prior periods.  The Rinker group’s total SFAS 143 cumulative expense adjustment, including expenses previously recognized of US$15.2 million under Australian GAAP was US$18.4 million.  In addition, the Rinker group’s reconciliation of equity reported under Australian GAAP and that reported under US GAAP including in Note 37 to the financial statements included an adjustment of US$11.3 million to non-current liabilities and US$9.8 million to non-current assets.

In January 2003, the FASB issued FASB Interpretation FIN No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” (“FIN 46”).  The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest.  FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE.  In December 2003, the FASB further revised FIN 46 through FIN No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”).  FIN 46R changes the effective date of FIN 46 for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003.  The Rinker group is required to adopt FIN 46R on April 1, 2004.  The Rinker group is currently reviewing its major commercial relationships and its overall economic interests with other companies, including those in which it has an equity position, to determine the extent of its variable economic interest in these parties, and has not yet identified any material entities that would be judged to be VIEs of the Rinker group.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  The pronouncement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS 149 had no impact on the Rinker group financial position or financial performance.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  The pronouncement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity.  SFAS 150 requires that those instruments be classified as liabilities in statements of financial position.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS 150 had no impact on the Rinker group financial position or financial performance.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an Amendment of FASB Statements No. 87, 88 and 106” (“SFAS 132R”).  SFAS 132R retains most of the disclosure requirements of SFAS 132 and requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans.  SFAS 132R is primarily effective for fiscal years ending after December 15, 2003; however, certain disclosures about foreign plan and estimated future benefit payments are effective for fiscal years ending after June 15, 2004.  Refer to Note 37M to the financial statements for the SFAS 132R disclosures.

In January 2004, the FASB issued FASB Staff Position No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”).  FSP 106-1 allows the sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”).  The Act, which was signed into law in December 2003, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare.  The guidance in this FSP is effective for financial statements of fiscal years ending after December 7, 2003.  In accordance with FSP 106-1, the Rinker group has elected to defer accounting for the effects of the Act.

A.            Management discussion and analysis of the financial results

Management discussion and analysis – executive summary

During the three fiscal years ended March 31, 2002 through March 31, 2004 the Rinker group’s trading revenue has grown by 44% from US$2,577 million to US$3,706 million, EBIT has increased by 50% from US$330 million to US$493 million, and net profit attributable to members of Rinker has increased 76% from US$168 million to US$296 million.

This financial performance and growth has been primarily influenced by the level of activity in the US and Australian construction materials industries, the ability to acquire businesses and expand and improve heritage operations within the group, and by capitalizing on leadership and cost advantages of vertically integrated operations.  A summary of these factors is contained below in the detailed management discussion and analysis that follows.

Construction materials industry

The level of construction activity in the residential, commercial and civil segments of the US and Australian construction materials industry has created a favorable environment for the Rinker business during the last three fiscal years.

In the US, Dodge estimates that total construction expenditure has grown at an average annual rate of 5.5% from US$448 billion in calendar year 2001 to US$496 billion in calendar year 2003.  In Florida, expenditure has grown at an annual rate of 12.0% from US$32 billion to US$47 billion over the same period.  In both the US overall and in Florida, this growth has been driven by the residential market segment.  Rinker Materials, as one of the largest heavy building materials companies in the US with strong number 1 or 2 market positions in most of its served market areas, has benefited by this expansion with significant growth in volumes, trading revenue and EBIT in each of the Aggregate, Cement, and Concrete, Block and Asphalt segments.

The table below sets out volumes in these segments and highlights the growth that has been obtained.  The increase in revenue has been strongly driven by the additional volume.  Volumes include the benefit of acquisitions that have been made during this period.

	Volume Year Ended March 31		Increase 2002 to 2004		Revenue Year Ended March 31		Increase 2002 to 2004
	2002	2004	Unit	%	2002	2004	US $m	%
Rinker Materials

Aggregate – m tons	54.0	94.0	40.0	74%	489	803	313	64%
Cement – m tons	3.4	4.1	0.7	19%	312	377	65	21%
Concrete, Block, Asphalt					771	1,365	595	77%
Concrete – m cubic yards	8.4	14.9	6.6	79%
Block – m units	134	159	24.6	18%
Asphalt – m tons	0.6	4.4	3.8	633%

m = million

Across these segments, EBIT has risen from US$230 million in fiscal year 2002 to US$350 million in fiscal year 2004.

Rinkers’ other US segments are Concrete Pipe and Products and Other (comprising polyethylene pipe, prestressed concrete products, gypsum supply, and Rinker Materials unallocated corporate and other costs) and have experienced relatively flat financial performance.

In the Concrete Pipe and Products segment, fiscal year 2002 represented a record high year for trading revenue and EBIT.  This segment is more exposed to the civil market segment and our plants participate in regional markets in 22 states which have experienced softening in volumes.  Competitive conditions in certain markets have precluded recovery of cost inflation in selling prices during this period (fiscal years 2003 and 2004).

In the Other segment, EBIT increases in Gypsum supply and Polypipe have been offset by reductions in Prestress EBIT.  The reductions are the result of progressively lower volumes as prestress products are largely exposed to the weakened commercial construction markets in the Midwestern states.

In Australia, the Readymix financial results have similarly benefited from increased construction activity, improving from a trough that occurred following completion of many 2000 Olympic construction projects and implementation of the GST.

Acquisitions

A key contributor to the improvement in Rinker’s financial performance has been growth through acquisition.  Major acquisitions are summarized on page 24.

Acquisitions that had not been included in Rinker results for a full prior year before fiscal year 2002 contributed 13% of fiscal year 2004 trading revenue and 18% of EBIT.  They represent 58% of the growth in trading revenue and 47% of the growth in EBIT during this three year period.

The respective contributions of heritage operations and acquisitions to trading revenues and EBIT for fiscal year 2004 is set out in the following table:

	Trading Revenues US$M	EBIT US$M	Trading Revenues %	EBIT %

Heritage	3,236.5	405.3	87%	82%
Acquisitions	469.7	87.4	13%	18%
	3,706.2	492.7

The importance of the contribution from acquisitions compared with heritage operations is discussed in more detail in the segment review that follows this summary.

Managing Rinker’s vertically integrated business

A key Rinker Materials operating strategy is to hold a strong number 1 or number 2 market position in terms of revenue in its served markets, and manage the businesses through integrated markets where the company’s concrete, block and asphalt operations source most of their aggregate and, in Florida, cement internally.  This enables operations to take a price leadership role to improve trading revenue and EBIT and creates operational efficiencies across the integrated system.

During the last three fiscal years prices have generally increased at or above inflation levels.  Operating cost increases associated with the increased volumes have been minimized.  Further detail of the contribution of price improvement to results is outlined in the segment review that follows this summary.

In Australia, Readymix is one of the top three companies in terms of revenue in most of its markets.  Following a long period of inability to recover cost inflation in selling prices and insufficient profitability, Readymix has in the last three fiscal years implemented a price leadership strategy and obtained significant trading revenue and EBIT growth to return to good returns on the capital invested in the business.

Operational efficiencies have also been achieved by a culture of continuous improvement through the benchmarking of performance against competitors as well as the implementation of operational improvement projects.  Businesses within the Rinker group have a track record of generating significant cost improvement with total savings for the fiscal year 2004 estimated at US$62 million.  There are currently more than 500 active operational improvement projects across the Rinker group.

The following table highlights the Rinker group’s ability to improve costs as a percentage of trading revenue during the last three fiscal years:

	2004	2003	2002
Trading revenue	100.0%	100.0%	100.0%
Cost of sales	58.2%	59.8%	59.8%
Gross margin	41.8%	40.2%	40.2%
Warehouse and distribution	18.6%	17.8%	17.6%
Selling, general & admin	9.9%	10.3%	10.5%
Profit from ordinary activities before finance and income tax	13.3%	13.3%	12.8%

While warehouse and distribution costs have increased gradually over the three fiscal years, this reflects an increased proportion of Rinker operations in aggregate and concrete where the freight cost in delivered product trading revenue is relatively high compared to higher priced manufactured goods, such as concrete pipe, prestressed concrete products and building materials.

The following discussion of the Rinker group’s operating results uses financial data prepared under Australian GAAP.  See Note 37 to the financial statements included elsewhere in this annual report for a description of the principal differences between Australian GAAP and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders’ equity for the years and as of the dates therein indicated.

1.     General factors affecting the financial results of the Rinker group

Overview

Rinker group entities are manufacturers and suppliers of heavy building materials primarily in the US and Australia.  In the US, Rinker’s subsidiary, Rinker Materials, has five reporting segments: Aggregates; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other, which includes gypsum supply, pre-stressed concrete, polyethylene pipe and Rinker Materials’ corporate overheads.

In Australia, Rinker’s subsidiary, Readymix, produces aggregate, concrete, concrete pipe and other concrete products.  Readymix also holds substantial joint venture interests in cement and asphalt operations and operates a concrete business in China.

Rinker Materials

Rinker Materials’ operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials industry.  For the year ended March 31, 2004, approximately 50% of Rinker Materials’ trading revenue was estimated by Rinker Materials’ management to have been derived from residential construction, 30% from commercial construction, and 20% from civil construction.

Economic and population growth, coupled with rising personal incomes and low mortgage rates, have resulted in substantial growth in US residential construction over the last four years.  Residential housing starts in the US in calendar years 2003, 2002, 2001, 2000 and 1999 were estimated by the US Department of Commerce to have been 1.85, 1.71, 1.60, 1.57 and 1.64 million respectively, which compares to an average annual rate of 1.55 million starts between calendar years 1993 and 2003.

In Florida, which accounted for about 50% of Rinker Materials’ trading revenues for the year ended March 31, 2004, the residential construction market has outperformed the US national average.  Between calendar years 1999 and 2003, Dodge estimated an average annual growth of 16.9% in Florida residential construction and building spending, compared to a US average of 9.2%.

Growth in the US economy and falling interest rates resulted in strong growth in commercial construction between 1999 and 2001.  Dodge estimates that total commercial construction and building spending increased from US$132.6 billion in calendar year 1999 to US$139.9 billion in calendar year 2001.  In calendar years 2002 and 2003, commercial construction activity softened to US$134 billion and US$125 billion respectively due to a number of factors principally related to the weaker economic climate.  Florida construction expenditure has decreased at a slightly lower rate, from US$8.9 billion in calendar year 1999 to US$8.4 billion in calendar year 2003.

Rinker Materials’ exposure to the civil construction sector primarily relates to the construction of roads, highways and bridges.  Civil construction activity in the US has increased over the last four years with spending as estimated by Dodge, increasing from US$74.6 billion in calendar year 1999 to US$100.4 billion in calendar year 2003.  This was primarily due to TEA 21, the legislated federal government infrastructure spending program.  In 2003, civil construction activity continued to be positively impacted by federal and state infrastructure funding.

Between the fiscal years ended 2002 and 2004, Rinker Materials’ volumes have increased.  This was primarily as a result of acquisitions, such as Kiewit, and underlying growth in key markets, particularly Florida.  Volumes for the year ended March 31, 2004 have been positively impacted by a full year contribution from prior year acquisitions and continued growth in the Florida market.  In other markets, growth in residential construction was offset by a decline in the commercial and civil sectors except for Nevada which experienced strong growth in the civil sector.

Rinker Materials’ financial performance is impacted by changes in prices for its products.  Pricing is determined by the level of demand and supply and the competitive environment in the various geographic and product markets in which Rinker Materials operates.  In Florida, over the last three fiscal years, Rinker Materials has achieved price growth in excess of inflation for the majority of its products.  In other regions, price increases have been broadly in line with inflation.

Readymix

For the fiscal year ended March 31, 2004, Readymix’s trading revenue was estimated to have been derived approximately 40% from residential construction, 30% from civil construction and the remaining 30% from commercial construction.

Over the last three fiscal years activity in the residential segment has been influenced by taxation and government housing initiatives.  GST introduced in July 2000 had a significant impact on activity prior to its introduction (supplemented in the Sydney market by the 2000 Olympic Games) but resulted in an oversupply and a weaker residential market for the subsequent year.  Falling interest rates and the introduction of the Australian Federal Government’s First Home Owners Grant led to an increase in residential commencements in the latter half of fiscal year 2002 and has continued through fiscal year 2003 and 2004.

The commercial segment of the construction market has continued to strengthen during the current fiscal 2004 compared to 2003. According to the Australian Bureau of Statistics total spending in the commercial segment has grown from US$8.1 billion (A$14.3 billion) in the year ended December 31, 2002 to US$10.4 billion (A$14.9 billion) in the year ended December 31, 2003.  Spending in the year to December 2001 was estimated at US$6.4 billion (A$12.5 billion).

Civil construction in Australia is largely dependent on government infrastructure programs. According to the Australian Bureau of Statistics spending in the civil segment has risen from US$12.8 billion (A$22.7 billion) in the year ended December 31, 2002 to US$17.8 billion (A$25.5 billion) in the year ended December 31, 2003. Spending in the year to December 2001 was estimated at US$9.4 billion (A$18.5 billion).

For the year ended March 31, 2004 there was a continued increase in expenditure in the residential segment, as well as the commercial and civil segments, which has positively impacted the Australian construction market.  The recovery in the civil segment over the next two years is largely dependant on a number of approved public and private infrastructure projects that have now commenced. These projects include the Chatswood to Parramatta train line in Sydney, the Sydney Cross City Tunnel and the Western Sydney Orbital motorway already started, and others which are approved but not yet in progress, including the Lane Cove Tunnel in Sydney and the Mitcham-Frankston freeway in Victoria which has yet to be approved.

Major acquisitions

As discussed in “Item 4 - Information on the Rinker group” Rinker Materials acquired Kiewit for US$540 million (net of cash) on September 26, 2002.

Since the acquisition on September 26, 2002, for the fiscal year 2003, Kiewit reported US$244.6 million in trading revenue and US$18.2 million in EBIT and for the fiscal year 2004 trading revenue of US$555.5 million and EBIT of US$55.2 million.  These results are integrated with the remainder of Rinker Materials as part of the Aggregate and Concrete, concrete block and asphalt segments and included in the discussion of Rinker Materials results, which follows.

In early fiscal year 2001, Rinker Materials acquired Florida Crushed Stone and American Limestone.  The results of these acquisitions are discussed in the comparison of Rinker Materials’ results below.

2.     Exchange rates

For the year ended March 31, 2004, over 75% of the Rinker group’s trading revenue was generated by Rinker Materials in the US.  For the years ended March 31, 2004, 2003 and 2002, there were no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses. The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends.  As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency.  Set out below is performance information in US$.  Supplementary performance information in Australian dollars is set out starting at page 73.

The average month end exchange rates used for translation of the Readymix A$ transactions into US$, for the years ended March 31, 2004, 2003, and 2002 are set out in the table below.

	Year ended March 31
	2004	2003	2002
A$/US$	0.6977	0.5654	0.5112

Year-on-year change	23%	11%	(7)%

Source: average of Reuter’s hedge settlement rates at the end of the calendar month.

3.     Overview – Year ended March 31, 2004 compared to the year ended March 31, 2003 and 2002

The Rinker group’s trading revenue and EBIT for the years ended March 31, 2004, 2003, and 2002 are set out below in United States dollars. A further breakdown of the Rinker group’s results to net profit is included in the statement of financial performance in the financial statements, which are presented elsewhere in this annual report.

	Rinker group Trading revenues and EBIT US$ millions Year Ended March 31,
	2004		2003		2002
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Rinker Materials	2,867	392	2,383	334	2,103	306
Readymix	839	110	573	68	474	31
Corporate costs	—	(9)	—	(8)	—	(7)

Total Rinker group	3,706	493	2,956	394	2,577	330

As previously defined under “Certain definitions,” “EBIT” means Profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

Trading revenue

The Rinker group’s trading revenues for the fiscal year ended March 31, 2004 were US$3,706 million compared to US$2,956 million for the fiscal year ended March 31, 2003. This represented an increase of US$750 million, or 25%. In Rinker Materials an increase in trading revenue of US$484 million was from improved trading and a full year contribution from the Kiewit acquisition in September 2002.  Reported US$ trading revenues in Readymix increased by US$266 million, reflecting a US$105 million movement in constant currency from higher volumes and price improvement in strong construction markets in Australia and China.  In addition, an increase of US$161 million was caused by the 23% change in the A$/US$ exchange rate.

The Rinker group’s trading revenues for the fiscal year ended March 31, 2003 were US$2,956 million compared to US$2,577 million for the fiscal year ended March 31, 2002.  This represented an increase of US$379 million, or 15%.  The increase was primarily due to incremental trading revenue of US$279 million from Rinker Materials’ fiscal year 2002 acquisitions.  Reported Readymix trading revenue increased by US$ 100 million, reflecting a US$45 million movement in constant currency and a US$54 million movement due to an 11% change in the A$/US$ exchange rate.

Cost of Sales

Cost of sales for the Rinker group increased by 22% to US$2,158 million in fiscal year 2004 from US$1,766 million in fiscal year 2003 and from US$1,542 million in fiscal year 2002.  In Rinker Materials, cost of sales increased by US$227 million, or 17%, in fiscal year 2004, due principally to the inclusion of a full year of Kiewit, after having increased by US$175 million or 15% in fiscal year 2003 due principally to the inclusion of a half year of Kiewit.

As a percentage of trading revenue, cost of sales was 58% in fiscal year 2004, down from 60% in fiscal year 2003, which was the same as for fiscal year 2002.  The decrease in fiscal year 2004 is principally due to a full year’s result from the Kiewit acquisition, where the mix of aggregate, concrete and asphalt businesses has a generally lower cost of sales than concrete pipe, prestressed products and distribution of gypsum wallboard.

Warehouse and distribution costs

Warehouse and distribution costs rose 31% to US$691 million in fiscal year 2004 from US$527 million in fiscal year 2003 and from US$454 million in fiscal year 2002. In Rinker Materials, the increase in costs of US$134 million in fiscal year 2004 was due principally to the inclusion of a full year of Kiewit.

In fiscal year 2004 warehouse and distribution costs represented 18.6% of trading revenue compared to 17.8% in fiscal year 2003 and 17.6% in fiscal year 2002.  The gradual increase in warehouse and distribution costs as a percentage of trading revenue over the last three fiscal years reflects an increased proportion of Rinker operations in aggregate and concrete where the freight cost in delivered product revenue is relatively high compared to higher priced manufactured goods, such as pipe, prestressed concrete, concrete products and building materials.

Selling, general and administrative costs

Selling, general and administrative costs rose 21% to US$368 million in fiscal year 2004 from US$303 million in fiscal year 2003 and from US$271 million in fiscal year 2002.  In Rinker Materials, an increase of US$36 million in fiscal year 2004 included an increase of US$27 million from the consolidation of Kiewit for a full fiscal year.  In fiscal year 2003, an increase of US$32 million was due to an US$18 million increase in Rinker Materials related to the acquisition of Kiewit, and US$14 million in Readymix, related to the stronger A$.  Selling, general and administrative costs were 9.9% of trading revenue in fiscal year 2004 compared to 10.3% in fiscal year 2003 and 10.5% in fiscal year 2002. Business acquisitions have been integrated within existing administration cost structures, reducing administration and other operating costs as a percentage of trading revenue, with operating cost improvements offsetting upward cost pressures in existing businesses and from the addition of new businesses.

Other revenue and expenses from ordinary activities

Other revenue, primarily related to the disposal of property, plant and equipment and other assets, was US$32 million in fiscal year 2004, a decrease from US$74 million in fiscal year 2003 which represented a US$31 million increase from US$43 million in fiscal year 2002.  In fiscal year 2003 the largest item of the other revenue was the sale of the surplus land in Florida for US$11 million.  In fiscal year 2002, the largest item of other revenues was the sale of the Blue Diamond quarry business in Nevada for US$15 million. All other transactions in fiscal year 2004 and 2003 related to the sale of small non-core businesses, or surplus property, plant and equipment, primarily in Rinker Materials and were all individually less than US$10 million.  Other expenses primarily represent the book value of property, plant and equipment and other assets sold.  In fiscal year 2004 other expenses additionally include a US$10.5 million impairment write-down in the value of the prestress business and a provision of US$4.9 million for rationalization of the Dayton, Ohio precast facility.

EBIT

The Rinker group’s EBIT of US$493 million for the year ended March 31, 2004 represented a US$99 million, or 25%, increase compared to EBIT for the year ended March 31, 2003 of US$394 million.  The increase was due primarily to a US$58 million increase in Rinker Materials and a US$42 million increase in Readymix, with the increase in Rinker Materials reflecting a full year contribution from the Kiewit acquisition and increased volumes and prices in the aggregate and concrete and block operations.  The increase in Readymix reflects the contribution from fiscal year 2004 acquisitions and improved prices and volumes.

The Rinker group’s EBIT of US$394 million for year ended March 31, 2003 represented a US$64 million, or 19%, increase compared to year ended March 31, 2002 EBIT of US$330 million.  The increase was due primarily to a US$28 million increase in Rinker Materials and US$37 million increase in Readymix.  The increase in Rinker Materials reflects the acquisition of Kiewit in September 2002.  The increase in Readymix reflects a US$32 million increase in constant currency primarily from improved prices and a US$7 million increase due to an 11% change in the A$/US$ exchange rate.

EBIT for the fiscal years 2003 and 2002 includes corporate costs of US$8 million and US$7 million, respectively which represent an estimate of total corporate costs which would reasonably be expected to have been incurred by Rinker if it had been a separately listed company for the periods reported.   Corporate costs included in EBIT for the fiscal year 2004 amounted to US$9 million.

Borrowing costs

Borrowing costs were US$59 million in each of fiscal years 2004 and 2003 after decreasing from US$64 million in fiscal year 2002.  In fiscal year 2003 borrowing costs were lower than fiscal year 2002 as a result of lower interest rates.

Rinker debt is predominantly borrowed by Rinker Materials and borrowing costs are predominantly incurred in Rinker Materials.

Interest income

Interest income was US$12 million in fiscal year 2004 compared to under US$1 million in each of fiscal years 2003 and 2002.  The increase in interest income reflects cash balances received from CSR on demerger and strong cash flow during fiscal year 2004, which has been invested in short term interest bearing investments pending investment in acquisition opportunities. At the end of fiscal year 2004 Rinker had approximately US$328 million on short term deposit, principally in A$ accounts earning approximately 5% interest.

Income tax expense relating to ordinary activities

Income tax expense relating to ordinary activities increased by 28% to US$149 million in fiscal year 2004, compared to US$117 million in fiscal year 2003 and US$98 million in fiscal year 2002. The Rinker group’s effective tax rate decreased from 35.0% in fiscal year 2003 to 33.4 % in fiscal year 2004. This decrease was due to a slightly higher proportion of the Rinker group’s EBIT being derived from Readymix in Australia in fiscal year 2004, where the corporate tax rate is 30% compared to the United States federal rate of 35% plus state tax on United States earnings from Rinker Materials, and lower effective rates in Rinker Materials from one-time tax refunds principally due to finalization of tax returns on recent acquisitions.

Net profit attributable to members of Rinker

The net profit attributable to members of Rinker increased by US$80 million or 37% to US$296 million for fiscal year 2004 from US$216 million for fiscal year 2003 and US$169 million for fiscal year 2002.

Net profit attributable to members of Rinker of US$296 million in fiscal year 2004 comprised EBIT of US$493 million plus interest income of US$12 million less borrowing costs of US$59 million, tax expense of US$149 million, and outside equity interests of US$1 million.

Net profit attributable to members of Rinker of US$216 million in fiscal year 2003 comprised EBIT of US$394 million less borrowing costs of US$59 million, tax expense of US$117 million, and outside equity interests of US$2 million.

4.     Results of operations for Rinker Materials segments

Rinker Materials has five business segments: Aggregate; Cement; Concrete, Concrete block and asphalt; Concrete pipe and products; and Other.  Rinker Materials records its transactions in its own financial statements in US dollars.  Results of operations in US$ for Rinker Materials for the years ended March 31, 2004, 2003, and 2002 are set out below.

	Rinker Materials Business Segment Trading revenues and EBIT (3) US$ millions Year Ended March 31,
	2004		2003		2002
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Aggregates	802.6	138.2	626.0	104.0	489.3	89.5

Cement	377.0	95.5	327.2	86.8	312.1	76.7

Concrete, concrete block and asphalt	1,365.0	116.4	1,010.1	85.8	770.5	63.3

Concrete pipe and products	421.4	53.1	437.0	60.1	484.0	78.4

Other(2)	410.6	(11.4)	396.6	(3.1)	401.5	(1.8)

Eliminations (1)	(509.0)	—	(413.9)	—	(354.1)	—

Total Rinker Materials in US$	2,867.6	391.8	2,383.0	333.6	2,103.3	306.1

(1)          Aggregates and Cement sell products to other Rinker Materials segments. This internal revenue is eliminated on consolidation.

(2)          Other includes Gypsum Supply, Pre-stressed concrete, Polypipe and Rinker Materials corporate costs.

(3)          EBIT means profit on ordinary activities before finance and income tax in accordance with Australian GAAP.

i.      Aggregates

The results of operations for the Aggregates segment for the years ended March 31, 2004, 2003, and 2002 are set out below.

	Year ended March 31
US$ million	2004	2003	2002
External revenue (1)	488.1	387.3	294.9

Inter segment revenue (2)	314.5	238.7	194.4

Trading revenue	802.6	626.0	489.3

EBIT	138.2	104.0	89.5

EBIT margin% (3)	17.2	16.6	18.3

(1)          External revenue means revenue from customers not part of the Rinker group

(2)          Inter segment revenue means revenue from customers within the Rinker group

(3)          EBIT margin % is EBIT divided by trading revenue

Aggregates trading revenue has increased over the last three fiscal years as a result of both volume and price increases.  The increase in Aggregates volumes during fiscal years 2004 and 2003 has been principally due the acquisition of Kiewit in September 2002 with operations in Arizona, Oregon, northern California and other western states, and a number of acquisitions in prior years in Florida, Nevada, Tennessee and Kentucky. Other major factors that have impacted volumes were the growth in Florida residential construction, and growth in highway spending in Florida and Georgia.  Aggregates prices have generally increased at or ahead of inflation.

Year ended March 31, 2004 compared to the year ended March 31, 2003

Trading Revenue:  Trading revenue of US$802.6 million for the year ended March 31, 2004 represented a US$176.6 million, or 28%, increase compared to trading revenue for the year ended March 31, 2003 of US$626.0 million.

The increase principally reflects:

•                  The full year contribution from the Kiewit acquisition on September 26, 2002 which accounted for approximately US$105 million of the increase in trading revenue;

•                  Increased volumes and prices in the Florida market which increased trading revenue by approximately US$56 million; and

•                  Increased volumes and prices in Georgia, Tennessee and Kentucky partly offset by reduced volumes in Nevada and Everett, with an overall increase in trading revenue of US$14 million.

Excluding Kiewit, aggregate volumes increased by 6% and average prices increased by approximately 6% over the previous fiscal year.

EBIT:  EBIT of US$138.2 million for the year ended March 31, 2004 represented a US$34.2 million, or 33%, increase compared to EBIT for the year ended March 31, 2003 of US$104.0 million. This was due principally to full year’s contribution from the September 2002 Kiewit acquisition, which increased its EBIT contribution by approximately US$23 million compared to the year ended March 31, 2003.  Volume and price improvements in “heritage businesses” (heritage businesses include acquisitions that have been included in Rinker Materials results for the full prior fiscal year) also contributed to the increased EBIT.

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue:  Trading revenue of US$626.0 million for the year ended March 31, 2003 represented a US$136.7 million, or 28%, increase compared to trading revenue for the year ended March 31, 2002 of US$489.3 million.

The increase principally reflects:

•                  The Kiewit acquisition on September 26, 2002 which, together with a full year contribution from the acquisition of the Nevada quarry operations previously owned by Hanson PLC (purchased September 2001) and the Kentucky quarry operations previously owned by Cemex (purchased December 2001), accounted for approximately US$110 million of the increase in trading revenue;

•                  Increased volumes and prices in the Florida residential market supported by civil projects that were accelerated pursuant to a state government initiative (Mobility 2000) which increased trading revenue by US$28 million; and

•                  Weaker to unchanged results in the Tennessee, Washington state and Georgia operations in line with economic conditions in those markets, which overall decreased trading revenue by US$5 million.

Excluding Kiewit, aggregate volumes increased by 9% and average prices increased by approximately 4% over the previous fiscal year.

EBIT:  EBIT of US$104.0 million for the year ended March 31, 2003 represented a US$14.5 million, or 16% increase compared to EBIT for the year ended March 31, 2002 of US$89.5 million. This was due principally to full year’s contribution from the Hanson and Cemex businesses acquired in fiscal year 2002 and EBIT resulting from the September 2002 Kiewit acquisition.  In total, these acquisitions contributed EBIT of approximately US$11 million for the year ended March 31, 2003.  Volume and price improvements in heritage businesses also contributed to the increased EBIT.

ii.    Cement

The results of operations for the Cement segment for the years ended March 31, 2004, 2003, and 2002 are set out below.

	Year ended March 31
US$ million	2004	2003	2002
External revenue (1)	182.5	151.9	152.4

Inter segment revenue (2)	194.5	175.3	159.7

Trading revenue	377.0	327.2	312.1

EBIT	95.5	86.8	76.7

EBIT margin% (3)	25.3	26.5	24.6

(1)          External revenue means revenue from customers outside the Rinker group

(2)          Inter segment revenue means revenue from customers within the Rinker group

(3)          EBIT margin % is EBIT divided by trading revenue

Trading revenue growth over the last three fiscal years was driven principally by volume increases with prices largely stable over the period.

Year ended March 31, 2004 compared to the year ended March 31, 2003

Trading Revenue:  Trading revenue of US$377.0 million for the year ended March 31, 2004 represented a US$49.8 million, or 15%, increase compared to the trading revenue for the year ended March 31, 2003 of US$327.2 million.  The increase in trading revenue reflected 16.3% increase in total volumes, and an increase in transport revenue from the cement tanker fleet.

Prices were flat compared to the year ended March 31, 2003, principally due to increased manufacturing capacity coming on line in Florida and higher bulk cement sales to trading partners.

EBIT:  EBIT of US$95.5 million for the year ended March 31, 2004 represented a US$8.7 million, or 10%, increase compared to EBIT for the year ended March 31, 2003 of US$86.8 million.  This was primarily due to increased volumes.

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue:  Trading revenue of US$327.2 million for the year ended March 31, 2003 represented a US$15.1 million, or 5%, increase compared to the trading revenue for the year ended March 31, 2002 of US$312.1 million. The increase in trading revenue reflected 2.4% increase in total volumes and an increase in transport revenue from the cement tanker fleet.

Prices were flat compared to the year ended March 31, 2002, principally due to the initial impact of increased manufacturing capacity coming on line in Florida.

EBIT:  EBIT of US$86.8 million for the year ended March 31, 2003 represented a US$10.1 million, or 13%, increase compared to EBIT for the year ended March 31, 2002 of US$76.7 million.  This was principally due to improved cost performance at the Miami cement mill representing approximately half of the increase in EBIT, and a reduction in import cement prices with increased volumes also contributing to the improvement.

iii.   Concrete, block and asphalt

The results of operations for the Concrete, concrete block and asphalt segment for the years ended March 31, 2004, 2003, and 2002 are set out below.

	Year ended March 31
US$ million	2004	2003	2002
Trading revenue	1,365.0	1,010.1	770.5

EBIT	116.4	85.8	63.3

EBIT margin% (1)	8.5	8.5	8.2

(1)          EBIT margin % is EBIT divided by trading revenue

Trading revenue growth over the last three fiscal years was driven by both volume and price increases.  The increase in volumes reflects acquisitions, particularly Kiewit in September 2002, and the growth in underlying markets.

Year ended March 31, 2004 compared to the year ended March 31, 2003

Trading Revenue:  Trading revenue of US$1,365 million for the year ended March 31, 2004 represented a US$354.9 million, or 35%, increase compared to trading revenue for the year ended March 31, 2003 of US$1,010.1 million. The incremental effect of a full year contribution from the Kiewit acquisition accounted for approximately US$247 million or 70% of the increase, along with improved trading revenues from operations in Florida, where both concrete and concrete block volumes were at record levels mainly due to growth in the Florida residential market.

Excluding Kiewit, concrete volumes increased by 11% and block volumes increased by 16%.  Also excluding Kiewit, average concrete prices increased by 3% and block prices by 4%.

EBIT:  EBIT of US$116.4 million for the year ended March 31, 2004 represented a US$30.6 million, or 36%, increase compared to EBIT for the year ended March 31, 2003 of US$85.8 million. The increase in EBIT mainly reflected the full year contribution to EBIT from the acquisition of Kiewit.  In total, the incremental contribution to EBIT in the year ended March 31, 2004 from these acquisitions was approximately US$16 million.

The strong Florida residential market accounted for the balance of the increase in EBIT.  Smaller EBIT improvement in Tennessee concrete and Nevada and New Mexico block was offset by weaker results in Nevada concrete and Everett concrete and asphalt.

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue:  Trading revenue of US$1,010.1 million for the year ended March 31, 2003 represented a US$239.6 million, or 31%, increase compared to trading revenue for the year ended March 31, 2002 of US$770.5 million.  The Kiewit acquisition accounted for US$183.0 million or 76% of the increase.  Trading revenue was also positively impacted, in decreasing order, by:

•                  Improved trading revenues from operations in Florida, where both concrete and concrete block volumes outpaced previous years due to growth in the Florida residential market;

•                  Incremental trading revenues from the Hanson and Mid Coast Concrete acquisitions which had a first full year contribution to results in fiscal year 2003; and

•                  Increased concrete volumes and prices in Nevada.

Block volumes in Nevada declined due to a slowdown in the housing market. Concrete operations were also subdued in Tennessee and Washington state, which both experienced weak markets.

Excluding Kiewit, concrete volumes increased by 6% and block volumes increased by 2%.  Also excluding Kiewit, average concrete prices increased by 3% and block prices by 5%.

EBIT:  EBIT of US$85.8 million for the year ended March 31, 2003 represented a US$22.5 million, or 36%, increase compared to EBIT for the year ended March 31, 2002 of US$63.3 million. The increase in EBIT mainly reflected contributions to EBIT from the acquisition of Kiewit, together with full year contributions from the Hanson and Mid Coast acquisitions made during fiscal year 2002.  In total, the incremental contribution to EBIT in the year ended March 31, 2002 from these acquisitions was approximately US$19 million.  EBIT was also positively affected by improvements in margins in the Florida business as strong volumes enabled lower unit fixed costs, offset in part by decreased results in the Washington state and Tennessee regions, which were impacted by weaker markets.

iv.    Concrete pipe and products

The results of operations for the Concrete pipe and products segment for the years ended March 31, 2004, 2003, and 2002 are set out below.

	Year ended March 31
US$ million	2004	2003	2002
Trading revenue	421.4	437.0	484.0

EBIT	53.1	60.1	78.4

EBIT margin% (1)	12.6	13.8	16.2

(1)          EBIT margin % is EBIT divided by trading revenue

Market conditions have been depressed during the years ended March 31, 2004 and 2003 leading to an overall decrease in volumes compared to record high levels in fiscal year 2002.  Slightly lower prices and rationalization of operations have also contributed to the decrease in EBIT and EBIT margin.

Year ended March 31, 2004 compared to the year ended March 31, 2003

Trading Revenue:  Trading revenue of US$421.4 million for the year ended March 31, 2004 represented a US$15.6 million, or 4%, decrease compared to trading revenue for the year ended March 31, 2003 of US$437.0 million. This decrease was principally due to a 2% decline in average prices and flat concrete pipe volumes.  Market activity was low in many regions and a number of operations experienced significant price declines.

EBIT:  EBIT of US$53.1 million for the year ended March 31, 2004 represented a US$7.0 million, or 12%, decrease compared to EBIT for the year ended March 31, 2003 of US$60.1 million.

This reflects principally:

•                  Decreased contribution from several regions which were faced with market declines and, in some markets, new competition entrants (US$7 million);

•                  Partly offset by gross margin improvement in most regions through reduction of material, labor, and maintenance costs amounting to US$5 million; and

•                  Provision for rationalization of the Dayton, Ohio precast facility (US$4.9 million).

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue:  Trading revenue of US$437.0 million for the year ended March 31, 2003 represented a US$47.0 million, or 10%, decrease compared to trading revenue for the year ended March 31, 2002 of US$484.0 million. This decrease was principally due to an 8% decline in concrete pipe volumes including a reduction of US$15 million from the divestment of operations in Everett, Washington and Portland, Oregon. Lower market activity in most regions, and to a lesser extent the impact of alternative products and new market entrants, reduced revenue by US$32 million.

EBIT:  EBIT of US$60.1 million for the year ended March 31, 2003 represented a US$18.3 million, or 23%, decrease compared to EBIT for the year ended March 31, 2002 of US$78.4 million.   Following volume and price growth in previous years, which improved EBIT margins, lower margins were earned in the year ending March 31, 2003 reflecting in approximately equal proportions:

•                  The impact from fixed depreciation and amortization costs, including higher depreciation from new capital investment;

•                  The allocation of selling and administration costs over a lower trading revenue base; and

•                  Increases in employee pension and medical benefit plan costs, which rose faster than general inflation.

v.     Other

The results of operations for the Other segment for the years ended March 31, 2004, 2003, and 2002 are set out below. This segment includes gypsum supply, pre-stressed concrete, polyethylene pipe and Rinker Materials’ corporate unallocated costs.

	Year ended March 31
US$ million	2004	2003	2002
Trading revenue	410.6	396.6	401.5

EBIT excluding Rinker Materials corporate unallocated costs	8.3	8.1	10.9

Rinker Materials corporate unallocated costs	(19.7)	(11.2)	(12.7)

EBIT	(11.4)	(3.1)	(1.8)

Year ended March 31, 2004 compared to the year ended March 31, 2003

Trading Revenue:  Trading revenue of US$410.6 million for the year ended March 31, 2004 represented a US$14.0 million or 4% increase compared to the trading revenue for the year ended March 31, 2003 of US$396.6 million.

Gypsum supply trading revenue increased 10%, primarily from an 8% increase in wallboard volumes.  Wallboard prices increased by 1%.

Pre-stressed concrete trading revenue decreased by 17%, reflecting lower market activity in the US Midwest.  In March 2004, the Lafayette, Indiana and Henderson, Kentucky plants were sold.

Polyethylene pipe trading revenue increased by 23% from an increase of 8% in polyethylene pipe volumes and 18% in prices.

EBIT:  Excluding Rinker Materials corporate unallocated costs, EBIT was US$8.3 million for the year ended March 31, 2004 representing a US$0.2 million or 2% increase compared to EBIT of U$8.1 million for the year ended March 31, 2003.

Gypsum Supply EBIT increased by US$1.8 million from the increase in drywall volumes and a 3% improvement in gross margin.

Polypipe EBIT increased by US$5.1 million in the year ended March 31, 2004 from the increase in volume and price.

Prestress results decreased, mainly as a result of a US$10.5 million impairment write-down in the value of the business taken in September 2003.  The prestress business is 100% exposed to the weak US commercial construction sector.  Excluding the write-down, Prestress results improved following completion of a few technically challenging projects that had incurred additional costs in the year ended March 31, 2003.

Rinker Materials’ corporate unallocated costs increased by US$8.5 million to US$19.7 million compared to costs of US$11.2 million for the prior year.  Costs are net of gains on land sales that decreased by US$11.4 million from the previous year.

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue:  Trading revenue of US$396.6 million for the year ended March 31, 2003 represented a US$4.9 million or 1% decrease compared to the trading revenue for the year ended March 31, 2002 of US$401.5 million.

Gypsum supply trading revenue increased 11% as a result of both volume (8% increase in wallboard volumes) and prices (6% increase in wallboard prices).

Pre-stressed concrete trading revenue decreased by 6%, reflecting lower market activity in the US Midwest and the mix of projects undertaken.

Polyethylene pipe and installation trading revenue declined by 17% primarily as a result of lower polyethylene pipe prices consistent with weaker demand in the telecommunications sector, and the adverse impact on trading revenues of the sale of the installation business on August 1, 2002.

EBIT:  Excluding Rinker Materials corporate costs, EBIT was US$8.1 million for the year ended March 31, 2003 representing a US$2.8 million or 25% decrease compared to EBIT of US$10.9 million for the year ended March 31, 2002.

Gypsum Supply EBIT was unchanged.  Although volumes and prices increased, gross margins declined due to increased maintenance and insurance costs.

Polypipe earned a positive EBIT after incurring a loss in the previous fiscal year.  This was primarily the result of divesting the loss making pipeline rehabilitation business in August 2002, resulting in a US$ 2.3 million EBIT improvement in the year ended March 31, 2003 and an increase in volume and improved cost control.

Prestress results deteriorated, impacted by the decrease in volumes and revenue, and increased costs and decreased margins on a few very technically challenging projects.

Rinker Materials’ corporate costs decreased by US$1.5 million to US$11.2 million compared to costs of US$12.7 million for the prior year.  Costs are net of gains on land sales that were an increase of US$8.9 million over the previous fiscal year.  These gains were partly offset by increased legal and insurance costs, which were significantly higher than in previous years due to claims and actuarially determined provisions for outstanding workers’ compensation claims, and higher employee health plan costs.

5.     Results of the Readymix segment

Impact of currency exchange rate

As Readymix records its transactions in its own financial statements in Australian dollars and these results are translated into US dollars for the purposes of combination into the financial statements of the Rinker group, the Rinker group is then susceptible to changes in the exchange rate between the US dollar and the Australian dollar.  An appreciation of the A$ relative to the US$ has a favorable impact on the Rinker group’s reported US$ results.

Given that Readymix records its transactions in its own financial statements in Australian dollars, this management discussion and analysis of the financial results also identifies the impact of currency exchange rates on results.

The results of operations for the Readymix segment have been set out in Australian dollars starting at page 78, below.

	Year ended March 31
US$ million	2004	2003	2002
Trading revenue	838.6	572.5	474.0

EBIT	110.1	67.8	31.0

EBIT margin% (1)	13.2	11.8	6.6

(1)          EBIT margin % is EBIT divided by trading revenue

Year ended March 31, 2004 compared to the year ended March 31, 2003

Trading Revenue:  Trading revenue of US$838.6 million for the year ended March 31, 2004 represented a US$266.1 million, or 46%, increase compared to trading revenue for the year ended March 31, 2003 of US$572.5 million. This reflected a US$105.5 million movement in constant currency and an increase of US$160.6 million caused by the 23% change in the A$/US$ exchange rate.

The increase in constant currency trading revenue was approximately evenly divided between volume improvement in the heritage business, the contribution from fiscal year 2004 acquisitions, and price improvement across all product lines.  Acquisitions included the Excel quarry and concrete business in southeast Queensland, Broadway & Frame in Victoria, two other small acquisitions in Australia and Qingdao concrete in China.  Concrete volumes and aggregate volumes, assisted by the acquisitions, increased by 18% and 15% respectively.  Pipe and concrete products volume increased by 5%.  Concrete prices increased by 5%, aggregate prices by 3%, and concrete pipe prices by 6%.

EBIT:  EBIT of US$110.1 million for the year ended March 31, 2004 represented US$42.3 million, or 63%, increase compared to EBIT of US$67.8 million for the year ended March 31, 2003. This reflected a US$22.0 million movement in constant currency and an increase of US$20.3 million caused by the 23% change in the A$/US$ exchange rate.

The increase in constant currency was principally due to a US$7.7 million contribution from fiscal year 2004 acquisitions, a US$4.4 million increase in EBIT from the concrete pipe and products business, with the balance from improved margins in the aggregate and concrete businesses.

Improved results from China partly offset lower EBIT in Cement Australia and Emoleum.

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue:  Trading revenue of US$572.5 million for the year ended March 31, 2003 represented a US$98.5 million, or 21%, increase compared to trading revenue for the year ended March 31, 2002 of US$474.0 million.  This reflected a US$45.3 million movement in constant currency and an increase of US$53.2 million caused by the 11% change in the A$/US$ exchange rate.

The increase in constant currency trading revenue comprised US$36 million from price increases in both concrete and aggregates, together with increased concrete volumes of US$13 million from greater residential and commercial construction activity and an increase of US$5 million from Chinese operations which benefited from higher volumes due to government infrastructure projects.  This was offset by reduced aggregates revenue of US$6 million due to the completion of a number of major infrastructure projects, a reduction of US$2 million through closure of the Taiwan operations, and lower trading revenue from decreased pipe and concrete product volumes of US$1 million.

EBIT:  EBIT of US$67.8 million for the year ended March 31, 2003 represented an US$36.8 million, or 119%, increase compared to EBIT of US$31.0 million for the year ended March 31, 2002. This reflected a US$30.1 million movement in constant currency and an increase of US$6.6 million caused by the 11% change in the A$/US$ exchange rate.

The increase in the constant currency EBIT was principally due to improved margin of US$26 million from concrete and aggregates reflecting increased concrete and aggregate prices partially offset by an increase in cost of sales.

EBIT from the pipe and concrete products business improved with both prices and volumes ahead of the prior year by 4% and from cost reduction initiatives.   EBIT in the Chinese operations also increased due to increased volumes.

B.            Liquidity and Capital Resources

Liquidity

The Rinker group meets its working capital needs and capital expenditure requirements through a combination of operating cash flows and external debt raising.  In management’s opinion, the Rinker group’s current working capital is sufficient to meet the Rinker group’s current liquidity requirements.

The table below sets out the Rinker group’s statements of cash flows for the years ended March 31, 2004, 2003, and 2002.

Statements of cash flows (1)

	Year ended March 31
(US$ million)	2004	2003	2002
Net cash from operating activities	660.6	514.3	445.4
Net cash (used in) investing activities	(231.0)	(592.5)	(200.3)
Net cash from (used in) financing activities	(244.7)	172.7	(260.1)
Net increase (decrease) in cash held	184.9	94.5	(15.0)

(1)          A reconciliation of net profit attributable to members of Rinker group to net cash from operating activities (including movements in working capital) is set out in the financial statements.

Cash flows from operating activities in the year ended March 31, 2004 of US$660.6 million represented a US$146.3 million, or 28%, increase compared to US$514.3 million in the year ended March 31, 2003.  This was principally due to improved EBIT of US$98.8 million, about 30% from the Kiewit acquisition and improvements in aggregate price and volumes, 30% from improved concrete and concrete block volumes in Florida, and 40% from price and volume improvements in Florida.  Cash flows from operating activities in the year ended March 31, 2003 of US$514.3 million represented a US$68.9 million, or 15%, increase compared with US$445.4 million in year ended March 31, 2002.  This was principally due to the US$63.6 million increase in EBIT due to the Kiewit acquisition and improved prices in Readymix.

Net investing cash flows consist primarily of capital expenditure necessary to maintain the productive capacity of the Rinker group, outflows relating to acquisitions (net of debt assumed on acquisition), and net proceeds from divestments.

Capital expenditure on an accruals basis, including major acquisitions was as follows:

	Year ended March 31
US$ millions	2004	2003	2002
Rinker Materials	150	651	220

Readymix	89	38	22

Total Rinker group	239	689	242

Rinker Materials acquired Kiewit Materials during the year ended March 31, 2003 for US$540 million.  There were no material acquisitions in 2004 or 2002.

At March 31, 2004, the Rinker group had capital expenditure commitments of US$20.4 million outstanding, of which US$10.0 million was for the acquisition of Loven, Inc. on April 1, 2004.

Capital resources

The Rinker group’s debt profile during fiscal years 2004 and 2003 has been as follows:

Group Debt Profile as at March 31

(US$ millions, except where indicated)	2004	2003
Long term debt (1)	912.4	1,051.5
Total debt (2)	929.8	1,213.2
Net debt (3)	601.3	948.9
Net debt to capitalization ratio (4)	20.9%	33.5%

(1)          Debt maturing in excess of twelve months from period end.

(2)          Long term debt plus short-term debt (including bank overdrafts).

Total Debt as at March 31

(US$ millions)	2004	2003
Current interest-bearing debt	17.4	161.7
Non-current interest-bearing debt	912.4	1,051.5
Total debt	929.8	1,213.2

(3)          Total debt less cash and short term lending, including cash owed in 2003 by CSR of US$153.3 million.

Net Debt as at March 31

(US$ millions)	2004	2003
Total debt	929.8	1,213.2
Cash Assets	(328.5)	(264.3)
Net debt	601.3	948.9

(4)          Ratio of net debt to net debt plus total shareholders’ equity.

Net debt to capitalization ratio as at March 31

(US$ millions, except where indicated)	2004	2003
Net debt	601.3	948.9
Total Shareholders’ Equity	2,280.6	1,884.2
Net debt to capitalization ratio	20.9%	33.5%

Rinker’s management uses net debt and capitalization ratio information to assess the financial position of the group and believes it is useful to investors because it relates the net debt levels of the group to the equity of the business.  Net debt does not include off balance sheet financial commitments, such as operating leases or other commitments.  Net debt to capitalization ratio does not represent a measure of solvency, nor liquidity, nor Rinker’s ability to pay debts or make other required payments as they fall due.  This non-GAAP measure should not be considered a substitute for the statement of financial position included elsewhere in this annual report.

Debt facilities

As at March 31, 2004 the Rinker group had debt facilities comprised as follows:

Type	Maturing	Limits / Outstanding US$ million
Uncommitted working capital	Annual review	70.0
Bank loans	March 2005 – April 2007	1,077.5
Commercial Paper	No fixed maturity	400.0
Rinker Materials Bonds	July 2005	250.0
Rinker Materials Private Placement	August 2010	100.0
Rinker Materials Private Placement	December 2010	100.0
Rinker Materials Bonds	July 2025	149.9

Rinker group is in compliance with all debt covenants.

Bank loans

Rinker Materials has established banking credit facilities of US$1,077.5 million at March 31, 2004 (of which US$492.4 million were undrawn at March 31, 2004). These are revolving cash advance facilities provided by the Rinker group’s seven relationship banks on a bilateral basis.  The borrowings under each of these bilateral facilities are guaranteed by Rinker.  In total, the facilities provided have three maturities as follows:

•                  US$200.0 million, which mature 364 days from initial draw down notice date;

•                  US$407.5 million, which mature on April 1, 2006; and

•                  US$470.0 million, which mature on April 1, 2007.

Interest is payable by Rinker Materials on amounts drawn under the facilities at LIBOR plus a margin.  The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature and vary by tranche for each individual bank.  Facilities totaling US$412.5 million feature credit margins that are fixed over the life of the agreement, while facilities totaling US$665 million feature margins that are set by reference to the actual levels of gearing (defined as net debt divided by “EBITDA” which means consolidated profit from ordinary activities before finance, income tax, depreciation and amortization, in accordance with Australian GAAP) or interest cover (defined as EBITDA divided by net interest expense) reported by Rinker and calculated on a rolling twelve month basis, using publicly reported consolidated half yearly and annual results.  Based on Rinker’s results at March 31, 2004, the overall weighted average margin over LIBOR across all facilities was approximately 0.34% per annum.

The facilities contain customary provisions relating to events of default, which could trigger early repayment. The facilities also contain certain restrictive covenants and financial covenants that are customary for facilities of this nature.  The restrictive covenants limit the addition of new secured debt (generally not to exceed 10% of consolidated assets of Rinker group) and the amount of debt permitted to be incurred by entities other than Rinker and Rinker Materials (not to exceed 15% of consolidated assets of Rinker group).  The financial covenants specify a maximum debt to EBITDA ratio (3 times) and a minimum EBITDA divided by net interest expense ratio (3.25 times) that must be maintained, with both covenants calculated on a rolling 12 month basis using publicly reported consolidated half yearly and annual results.  Other than the requirements to comply with the limitations and satisfy the ratios set forth above, the facility agreements do not restrict the borrowing of additional amounts of unsecured debt by companies in the Rinker group as long as the loans under the credit facilities have at least the same preference in the sharing of assets upon liquidation as any additional unsecured obligations. There are no credit rating downgrade triggers that could cause early repayment under these facilities.

Commercial Paper

Rinker Materials can issue from time to time commercial paper under a US commercial paper program that was established in 1991.  At the time of Rinker’s demerger from CSR, the program was amended to replace CSR with Rinker as guarantor of the US commercial paper notes, and to remove CSR Finance Limited, a wholly owned subsidiary of CSR, as an issuer of notes under the program.

The program has no maturity and allows for a maximum of US$400 million of notes to be issued and outstanding at any one time.  The notes have maturities up to 270 days from the date of issuance and are issued at par less a discount representing an interest factor or, if interest bearing, at par.  As at March 31, 2004, US$25 million in aggregate principal amount of notes were issued and outstanding under the program.

US$ Bonds

Rinker group companies have outstanding US$ bonds as follows:

2005 bonds

The indenture governing the US$250 million bonds outstanding paying interest of 6.875% per annum guaranteed by CSR and due on July 21, 2005 was amended to add Rinker as guarantor of Rinker Materials’ obligations under the indenture on the same terms and conditions as the existing guarantee from CSR.

Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR’s guarantee in respect of the 2005 bonds. To support its indemnity, Rinker Materials has procured, under its new US$1,077.5 million credit facilities, bank letters of credit for CSR’s benefit, for any obligations that come due under CSR’s guarantee obligations in respect of the 2005 bonds.

2025 bonds

Rinker Materials has issued US$149.9 million in bonds paying interest of 7.70% per annum due on July 21, 2025 guaranteed by Rinker.

The indentures governing the 2005 bonds and the 2025 bonds contain customary provisions relating to events of default, which could trigger early repayment.  The indentures also contain certain restrictive covenants that are customary for financings of this nature.  The restrictive covenants limit the addition of new secured debt (generally not to exceed 10% of consolidated net tangible assets of Rinker group) and restrict any merger of Rinker or Rinker Materials with another party unless the bonds are assumed by the entity resulting from such merger.  The indentures do not restrict the borrowing of additional amounts of unsecured debt by companies in the Rinker group.  There are no credit rating downgrade triggers that could cause early repayment of the bonds.

Private Placements

Rinker Materials has privately placed US$200 million in senior notes, in two series of US$100 million each, maturing on August 8, 2010 and December 1, 2010, guaranteed by Rinker.

The notes contain customary provisions relating to events of default, which could trigger early repayment. The notes also contain certain restrictive covenants and financial covenants that are customary for financings of this nature.  The restrictive covenants limit the addition of priority debt (generally not to exceed 25% of consolidated assets of Rinker group), where priority debt is defined as debt secured in priority to the notes and debt incurred by entities other than Rinker and Rinker Materials.  The financial covenants specify a maximum debt to EBITDA ratio (3.5 times) and a minimum EBITDA divided by net interest expense ratio (2.75 times) that must be maintained, with both covenants calculated on a rolling twelve month basis using publicly reported consolidated half yearly and annual results.  Other than the requirements to comply with the limitations and satisfy the ratios set forth above, the notes do not restrict the borrowing of additional amounts of unsecured debt by companies in the Rinker group as long as the notes have at least the same preference in the sharing of assets upon liquidation as any additional unsecured obligations.  There are no credit rating downgrade triggers that could cause early repayment of the notes.

Other borrowings

At March 31, 2004 Rinker group entities had in place uncommitted working capital facilities available for short-term cash advances and the issuance of letters of credit which totaled US$70 million.  US$36 million in letters of credit were issued against these working capital facilities at March 31, 2004.

There are no legal or economic restrictions on the ability of its subsidiaries to transfer funds to Rinker in the form of cash dividends, loans or advances, with the exception of the previously existing 15 percent US dividend withholding tax which was eliminated effective July 1, 2003.

Rinker is not aware of any restrictions on the use of committed borrowing facilities other than as detailed. Borrowing requirements are not normally subject to any seasonal factors.

C.            Research and Development, Patents and Licenses

Rinker group entities incur research and development (“R&D”) costs in a number of business areas, which are expensed when incurred.  In Australia, certain research and development project expenditure qualifies for Australian R&D tax concessions.  The amounts for the following fiscal years were:

2002	US$1.69 million
2003	US$2.76 million
2004	US$1.30 million

Rinker Materials is not entitled to material US taxation concessions on R&D expenditures.

D.            Trend Information

Relevant industry and market trends for the Rinker group as a whole and for Rinker Materials and Readymix are discussed in “Item 5.A. - Management discussion and analysis of the financial results”.

Rinker is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Rinker group’s trading revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, other than as described in this annual report.

E.              Off-balance sheet financial arrangements

The Rinker group does not use special purpose vehicles or any other significant form of off-balance sheet financing.  Details of the Rinker group’s use of financial instruments are included in “Item 11 - Quantitative and Qualitative Disclosures about Market Risks” and Note 27 of the financial statements included elsewhere in this annual report.

Guarantees have been made in respect of self-insured workers compensation obligations as described in Note 36 of the financial statements, included elsewhere in this annual report.

The Rinker group has certain off-balance lease obligations in the form of operating leases as outlined in the table of “Contractual Obligations and Commercial Commitments” below.

F.              Contractual obligations and commercial commitments

The Rinker group’s short term and long-term obligations and commitments are detailed below:

US$ million	Payments Due by Period
As at March 31, 2004	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Short term debt (excluding interest)	17.4	17.4	—	—	—
Long term debt (excluding interest)	911.9	—	255.8	303.7	352.4
Lease obligations – Finance leases	0.9	0.4	0.5	—	—
Lease obligations – Operating leases	129.0	29.6	20.1	35.0	44.3
Contracted capital expenditure	20.4	20.4	—	—	—
Other long-term obligations	22.0	2.6	19.4	—	—
Total contractual cash obligations	1,101.6	70.4	295.8	338.7	396.7

Rinker believes these short term and long-term obligations and commitments will be satisfied through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and proposed financing facilities described above.

Details of the long-term debt arrangements above are included in Item 5.B. “Liquidity and Capital Resources.”

Rinker group entities have not entered any material long-term purchase obligations, which specify fixed or minimum quantities, although they negotiate purchase terms including price, in the ordinary course of business.

Rinker has made certain transitional agreements with CSR with respect to the demerger and guarantees in relation to workers compensation self insurance.  Details are included in “Item 7 – Major Shareholders and Related Party Transactions.”

G.            Major restructuring and rationalization charges

No material restructuring or rationalization charges were incurred in fiscal years 2004, 2003 or 2002.

H.            Details of defined benefit pension plans

Details of the Rinker group superannuation arrangements are included in Note 32 of the financial statements included elsewhere in this annual report.  Rinker group entities participate in a number of superannuation funds in Australia, the United States and other countries where they operate.  The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation, or disablement, or to their dependants on death.  Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees.  However, Rinker and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee legislation.

Asset backing

The assets of the three US based superannuation funds were not sufficient to satisfy all benefits that would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee to the extent shown below.

The total deficit of the US plans based on their most recent audited actuarial reviews totaled US$11.7 million as follows: Rinker Materials Corporation Pension Plan: deficit US$2.5 million (as at January 1, 2003), Rinker Materials Corporation Retirement Income Plan: deficit US$6.9 million (as at January 1, 2003), United Metro/San Xavier Collectively Bargained Pension Plan: deficit US$2.3 million (as at October 1, 2002), as detailed in the table below.

The deficit of the US plans based on updated but unaudited reviews at January 1, 2004 and using US GAAP assumptions totaled US$20.2 million as follows: Rinker Materials Corporation Defined Benefit Pension Plan: deficit US$4.9 million,  Rinker Materials Corporation Retirement Income Plan: deficit US$10.5 million, United Metro/San Xavier Collectively Bargained Pension Plan: deficit US$4.8 million.

These deficits are intended to be funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied.

Defined benefit funds

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement.  Member contributions, based on a percentage of salary, are specified by the rules of the fund.

Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus.  These contributions are expensed in the period in which they are incurred and are included in the table below.

Defined benefit funds sponsored by Rinker Group (US$ million)	Accrued benefits	Market value of assets	Surplus (Deficit)	Vested benefits	Employer Contributions for the year
					Paid	Payable
Harwood Superannuation Fund Defined Benefit Division(a)

Pre-Demerger component	7.7	9.6	1.9	7.6	1.4	—
Post-Demerger component	1.7	1.5	(0.2)	1.7	1.7	—
Rinker Materials Corporation Defined Benefit Pension Plan(b)	11.5	9.0	(2.5)	11.1	1.0	0.3
Rinker Materials Corporation Retirement Income Plan(b)	19.1	12.2	(6.9)	18.7	1.5	0.2
United Metro/San Xavier Collectively Bargained Pension Plan(c)	10.0	7.7	(2.3)	9.1	2.3	0.6

(a)          The amounts represent the actuarial liabilities, determined to be past service liabilities, calculated at March 31, 2004 based on the assumptions used for the last actuarial review which was performed on June 30, 2003 by R Paton FIA FIAA.

The Fund was separated into two separate plans from the date of demerger, comprising pre and post demerger components as shown.

There is an enforceable obligation for Rinker Group Limited and CSR Limited to contribute such amounts as to ensure that the assets attributable to the Harwood Superannuation Fund’s Defined Benefit Division (DBD) are not less than 120% of the amount required to meet the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date. CSR Limited has made available to the fund a bank guarantee to satisfy this obligation. The actuary revalues the accrued benefit liabilities at least annually. Rinker Group Limited is required to cover, in effect, 50% of such obligations. CSR Limited is required to cover, in effect, the remaining 50%. The pre demerger actuarial liabilities, determined to be past service liabilities, at March 31, 2004 for this joint obligation totals US$123.6 million or A$163.7 million and the assets corresponding for this liability were US$142.8 million or A$189.1 million or 116% of the accrued liabilities.

In respect of the Rinker group component of the post demerger DBD of the Harwood Superannuation Fund (RGL Plan DBD), there is an obligation for Rinker Group Limited to contribute such amounts as to ensure that the assets attributable to the RGL Plan DBD are not less than 120% of the amount required to meet the actuarial liabilities of the RGL Plan’s DBD. A bank guarantee has been made available by CSR Limited to the Trustee of the Fund to satisfy that commitment. As at March 31, 2004, the assets of the RGL Plan DBD were 118% of the corresponding actuarial liabilities.

(b)         Last actuarial review performed by Michael Van Behren EA MAAA on January 1, 2003.

(c)          Last actuarial review performed by Michael Van Behren EA MAAA on October 1, 2002.

Key assumptions

In performing the updated calculations of pension accrued benefits and market value of assets at March 31, 2004, the following rates (weighted by total fund assets) have been used: discount rate 6.1% (2003: 6.6%, 2002: 7.3%), compensation increase (applicable to Retirement Income Plan and Harwood Superannuation Fund): 3.9% (2003: 4.3%, 2002: 4.3%) and rate of return on assets: 7.7% (2003: 8.5%, 2002: 9.0%).

A change in the discount rate used to calculate benefits obligations under the Rinker group companies’ defined benefit plans by 25 basis points, would result in an estimated change in the fund deficit at March 31, 2004 of US$2 million.

US GAAP

In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the Rinker group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the income statement in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the Rinker group and the interest cost of the projected benefit obligations of the fund, less the expected return of the assets invested in the plan and net amortization and deferral of costs.  As detailed in Note 37 to the financial statements included elsewhere in this annual report, for fiscal year 2004 the adjustment to US GAAP net profit reduced net profit by US$0.5 million (fiscal year 2003, increased US$2.0 million).

Under US GAAP if an additional minimum pension liability is recognized, an equal amount shall be recognized as an intangible asset, provided that the asset recognized must not exceed the amount of unrecognized prior service cost.  If an additional minimum pension liability required to be recognized exceeds unrecognized prior service cost, the excess (which represents a net loss not yet recognized as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for Australian GAAP.  The net impact in fiscal year 2004 was a reduction in US GAAP equity of US$12.4 million (fiscal year 2003 US$17.0 million).

I.                 Supplementary Operating and Financial Review and Prospects - Australian Dollars

Certain information presented in US$ in Item 5 - A to H above has been represented below in A$.

1.              Supplementary Management discussion and analysis of the financial results – Australian Dollars

For the year ended March 31, 2004, over 75% of the Rinker group’s trading revenue was generated by Rinker Materials in the US.  For the years ended March 31, 2004, 2003 and 2002, there were no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses.  The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends.  As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency. Set out below is performance information in A$. Performance information in US dollars is set out starting at page 46.

The average month end exchange rates used for translation of the Rinker Materials’ US$ transactions into A$ for the years ended March 31, 2004, 2003 and 2002 are set out in the table below.

	Year Ended March 31
	2004	2003	2002
US$/A$ - average	0.6977	0.5654	0.5112
Year-on-year change	23%	11%	(7)%

Source:  average of Reuter’s hedge settlement rates at the end of the calendar month.

For further information regarding historical US$/A$ exchange rates, see “Item 3. E. – Supplementary Key Information - Australian Dollars Currency of Presentation and Exchange Rates” commencing on page 16.

i.      Overview — Year ended March 31, 2004 compared to the year ended March 31, 2003 and 2002

The Rinker group’s trading revenue and EBIT for the years ended March 31, 2004, 2003, and 2002 are set out below in Australian dollars. A further breakdown of the Rinker group’s results to net profit is included in the statement of financial performance in the financial statements, which are presented elsewhere in this annual report.

	Rinker group Trading revenues and EBIT A$ millions Year Ended March 31
	2004		2003		2002
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Rinker Materials	4,139	568	4,218	592	4,116	598
Readymix	1,201	158	1,014	119	925	61
Corporate costs	—	(13)	—	(13)	—	(13)

Total Rinker group	5,340	713	5,232	698	5,041	646

As previously defined under “Certain definitions,” “EBIT” means Profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

Trading revenue

In Australian dollars, the Rinker group’s trading revenues for the fiscal year ended March 31, 2004 were A$5,340 million compared to A$5,232 million for the fiscal year ended March 31, 2003. This represented an increase of A$108 million, or 2%.  Reported A$ trading revenues for Rinker Materials decreased by A$79 million, reflecting an A$856 million increase in constant currency, from improved trading and a full year contribution from Kiewit, offset by a reduction of A$937 million caused by the 23% change in the US$/A$ exchange rate.  In Readymix, increased trading revenue of A$187 million related principally to price and volume increases in concrete and aggregates.

In Australian dollars, the Rinker group’s trading revenues for the fiscal year ended March 31, 2003 were A$5,232 million compared to A$5,041 million for the fiscal year ended March 31, 2002. This represented an increase of A$191 million, or 3.8%.  Reported A$ trading revenues for Rinker Materials increased by A$102 million, reflecting an A$546 million increase in constant currency, from improved trading and new acquisitions, partly offset by a reduction of A$444 million caused by the 11% change in the US$/A$ exchange rate.  In Readymix, increased trading revenue of A$89 million related principally to price increases in concrete and aggregates.

Cost of Sales

In Australian dollars, cost of sales for the Rinker group decreased by 1% to A$3,110 million in fiscal year 2004 from A$3,126 million in fiscal year 2003 which increased 4% from A$3,017 million in fiscal year 2002.  In Rinker Materials in fiscal year 2004, the Australian dollar reported cost of sales increased A$519 million, expressed in constant A$.  This was primarily due to the full year inclusion of Kiewit.  The effect of this was offset by the strengthening of the A$ relative to the US$ by 23%, reducing this increase by A$637 million.

As a percentage of trading revenue, cost of sales was 58% in fiscal year 2004, 60% in fiscal year 2003 and the same as for fiscal year 2002 due primarily to the inclusion of a full year of Kiewit, where the mix of aggregate, concrete and asphalt businesses have a lower cost of sales than concrete pipe, prestressed products, and gypsum wallboard.

Warehouse and distribution costs

In Australian dollars, Rinker group’s warehouse and distribution costs rose 7% to A$994 million in fiscal year 2004 from A$932 million in fiscal year 2003 and from A$887 million in fiscal year 2001. In Rinker Materials, a cost increase of A$237 million, expressed in constant Australian dollars, arose from the inclusion of Kiewit for a full year and increased operating activities.  The strengthening of the A$ relative to the US$ had the effect of reducing the increase by A$195 million.

Selling, general and administrative costs

In Australian dollars, selling, general and administrative costs decreased 1% to A$529 million in fiscal year 2004 from A$537 million in fiscal year 2003 after having increased 1% from A$531 million in fiscal year 2002.  In Rinker Materials a decrease of A$27 million comprised an increase of A$63 million from operating activities offset by an A$90 million reduction from the 23% stronger A$ relative to the US$.  In fiscal year 2004 selling, general and administrative costs were 9.9% of trading revenue compared to 10.3% in fiscal year 2003 and 10.5% in fiscal year 2002.  Business acquisitions have been integrated with existing administration cost structures, reducing administration and other operating costs as a percentage of trading revenue, with operating cost improvements offsetting upward cost pressures in existing businesses and from the addition of new businesses.

Other revenue and expenses from ordinary activities

Other revenue, primarily related to the disposal of property, plant and equipment and other assets, was A$45 million in fiscal year 2004, a decrease from A$130 million in fiscal year 2003 which represented an increase on A$84 million in fiscal year 2002. In fiscal year 2003 the largest item of the other revenue was proceeds from the sale of surplus land in Florida for A$18.6 million. All other transactions in fiscal year 2004 and 2003 related to the sale of small non-core businesses, or surplus property, plant and equipment, primarily in Rinker Materials and were all individually less than A$10 million.  Other expenses primarily represent the book value of property, plant and equipment and other assets sold.

EBIT

The Rinker group’s EBIT of A$713 million for the year ended March 31, 2004 represented an A$15 million, or 2%, increase compared to EBIT for the year ended March 31, 2003 of A$698 million. The increase was due to A$39 million increase in Readymix due to improved prices and volume offset by

A$24 million decrease in Rinker Materials. The decrease in Rinker Materials reflects a A$127 million negative impact from the stronger A$ relative to the US$ with Rinker Materials’ constant currency A$ EBIT increasing from A$592 million to A$695 million.

The Rinker group’s EBIT of A$698 million for year ended March 31, 2003 represented an A$52 million, or 8.0%, increase compared to year ended March 31, 2002 EBIT of A$646 million. The increase was due to A$58 million increase in Readymix due to improved prices partially offset by A$6 million decrease in Rinker Materials. The decrease in Rinker Materials reflects a stronger A$ relative to the US$ with Rinker Materials’ constant currency A$ EBIT increasing from A$598 million to A$652 million.

EBIT for the fiscal years 2003 and 2002 includes corporate costs of A$13 million, which represent an estimate of total corporate costs, which would reasonably be incurred by Rinker if it had been a separately listed company for the periods reported.  Corporate costs included in EBIT for the fiscal year 2004 also amounted to A$13 million.

Borrowing costs

Borrowing costs decreased by 19% to A$85 million in fiscal year 2004 from A$105 million in fiscal year 2003 and A$125 million in fiscal year 2002.  The decrease in fiscal year 2004 primarily reflected the stronger Australian dollar impact of translating interest on US dollar denominated debt. In fiscal year 2003 borrowing costs were also lower than fiscal year 2002, primarily as a result of the stronger Australian dollar impact of translating interest on US dollar denominated debt and lower market interest rates.

Income tax expense relating to ordinary activities

Income tax expense relating to ordinary activities increased by 4% to A$216 million in fiscal year 2004, compared to A$208 million in fiscal year 2003 and A$191 million in fiscal year 2002. The Rinker group’s effective tax rate decreased from 35.0% in fiscal year 2003 to 33.6 % in fiscal year 2004. This is due to a higher proportion of the Rinker group’s EBIT being derived from Readymix in Australia in fiscal year 2004, where the corporate tax rate is 30% compared to the United States federal rate of 35% plus state tax on United States earnings from Rinker Materials, and lower effective rates in Rinker Materials from one-time tax refunds principally due to finalization of tax returns on recent acquisitions.

Net profit attributable to members of Rinker

The net profit attributable to members of Rinker increased by A$45 million or 12% to A$427 million for fiscal year 2004 from A$382 million for fiscal year 2003.

Net profit attributable to members of Rinker of A$427 million in fiscal year 2004 comprised EBIT of A$713 million plus interest income of A$16 million less borrowing costs of A$85 million, tax expense of A$216 million, and outside equity interests of A$1 million.

Net profit attributable to members of Rinker of A$382 million in fiscal year 2003 comprised EBIT of A$698 million plus interest income of A$1 million less borrowing costs of A$105 million, tax expense of A$208 million, and outside equity interests of A$4 million.

ii.    Results of operations for Rinker Materials segments – Australian Dollars

Rinker Materials records its transactions in its own financial statements in US$, and, generates all revenue and incurs all costs in US$.  As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

For the purpose of the management discussion and analysis of the financial results of Rinker Materials, management believes it is most useful to present that discussion in US dollars as contained starting at page 46.

For the convenience of readers interested in financial statements in A$, the results of operations in A$ for Rinker Materials for the years ended March 31, 2004, 2003, and 2002 are set out below followed by a discussion of the impact of currency exchange rates:

	Rinker Materials Business Segment Trading revenues and EBIT (3) A$ millions Year Ended March 31,
	2004		2003		2002
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Aggregates	1,157.7	200.9	1,108.6	185.4	957.0	175.0
Cement	542.5	137.6	579.2	153.5	610.4	150.1
Concrete, concrete block and asphalt	1,968.8	166.9	1,782.8	151.3	1,506.7	123.7
Concrete pipe and products	611.5	78.6	777.2	107.6	947.4	153.8
Other (2)	591.6	(16.0)	703.5	(5.8)	786.5	(4.1)
Eliminations (1)	(733.6)	—	(733.7)	—	(692.5)	—
Total Rinker Materials in A$	4,138.5	568.0	4,217.6	592.0	4,115.5	598.5

(1)          Aggregates and Cement sell products to other Rinker Materials segments. This internal revenue is eliminated on consolidation.

(2)          Other includes Gypsum Supply, Pre-stressed concrete, Polypipe and Rinker Materials corporate costs.

(3)          EBIT means profit on ordinary activities before finance and income tax in accordance with Australian GAAP.

Impact of currency exchange rate

As Rinker Materials records its transactions in its financial statements in US dollars and these results are translated into Australian dollars for the purposes of combination into the financial statements of the Rinker group for Australian dollar reporting purposes, the Rinker group is susceptible to changes in the exchange rate between the US dollar and the Australian dollar.  The sensitivity of the Rinker group’s Australian dollar reported results to movements in the exchange rate are described in “Item 11 - Quantitative and Qualitative Disclosures about Market Risks,” with sensitivity reduced through the Rinker group’s currency hedging policies also described in “Item 11 - Quantitative and Qualitative Disclosures about Market Risks.”

The table below sets out the results of Rinker Materials in A$.  The average month end Reuters hedge settlement rates (“US$/A$ average exchange rate”) used for translation of the Rinker Materials US$ transactions into A$ for Australian dollar reporting purposes for the years ended March 31, 2004, 2003 and 2002 is also included in the table below.  An appreciation of the A$ relative to the US$ has an adverse impact on the Rinker group’s reported A$ results.

	Rinker Materials Trading Revenues and EBIT $ Millions unless otherwise stated Year ended March 31,
	2004		2003		2002
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Total Rinker Materials in US$	2,867.6	391.8	2,383.0	333.6	2,103.3	306.1
Total Rinker Materials in A$	4,138.5	568.0	4,217.6	592.0	4,115.5	598.5
US$/A$ average exchange rate	0.6977		0.5654		0.5112

For Australian dollar reporting purposes, compared to the fiscal year 2003 exchange rate, the appreciation of the A$ in fiscal year 2004 has had a negative impact on Rinker Materials’ trading revenue of A$937 million, and on EBIT of A$127 million. For Australian dollar reporting purposes, compared to the fiscal year 2002 exchange rate, the appreciation of the A$ in fiscal year 2003 has had a negative impact on Rinker Materials’ trading revenue of A$444 million, and on EBIT of A$60 million.

iii.   Results of the Readymix segment – Australian Dollars

The results of operations for the Readymix segment in Australian dollars for the years ended March 31, 2004, 2003 and 2002 are set out below.

Readymix operations in Australia generate all revenue and incur all costs in A$.  As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

	Year ended March 31
A$ million	2004	2003	2002
Trading revenue	1,201.0	1,014.1	925.5
EBIT	158.3	119.5	60.6
EBIT Margin%(1)	13.2	11.8	6.5

(1)          EBIT margin % is EBIT divided by trading revenue

Year ended March 31, 2004 compared to the year ended March 31, 2003

Trading Revenue:  Trading revenue of A$1,201.0 million for the year ended March 31, 2004 represented an A$186.9 million, or 18%, increase compared to trading revenue for the year ended March 31, 2003 of A$1,014.1 million.  The increase in trading revenue was approximately evenly divided between volume improvement in the heritage business, the contribution from fiscal year 2004 acquisitions, and price improvement across all product lines. Acquisitions included the Excel quarry and concrete business in southeast Queensland, Broadway & Frame in Victoria, two other small acquisitions in Australia and Qingdao concrete in China.  Concrete volumes and aggregate volumes, assisted by the acquisitions, increased by 18% and 15% respectively. Pipe and concrete products volume increased by 5%.

EBIT:  EBIT of A$158.3 million for the year ended March 31, 2004 represented an A$38.8 million, or 32%, increase compared to EBIT of A$119.5 million for the year ended March 31, 2003.  The increase in the EBIT was principally due to a A$10.9 million contribution from fiscal year 2004 acquisitions, a

A$6.4 million increase in EBIT from the concrete pipe and concrete products business, with the balance from improved margins in the aggregate and concrete businesses.

Improved results from China partly offset lower EBIT in Cement Australia and Emoleum.

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue:  Trading revenue of A$1,014.1 million for the year ended March 31, 2003 represented an A$88.6 million, or 10%, increase compared to trading revenue for the year ended March 31, 2002 of A$925.5 million.  The increase in trading revenue comprised A$71 million from price increases in both concrete and aggregates, together with increased concrete volumes of A$25 million from greater residential and commercial construction activity and an increase of A$11 million from Chinese operations which benefited from higher volumes due to government infrastructure operations.  This was offset by reduced aggregates revenue of A$12 million due to the completion of a number of major infrastructure projects, a reduction of A$4 million through closure of the Taiwan operations, and lower trading revenue from decreased pipe and product volumes of A$2 million.

EBIT:  EBIT of A$119.5 million for the year ended March 31, 2003 represented an A$58.9 million, or 97%, increase compared to EBIT of A$60.6 million for the year ended March 31, 2002.  The increase in the EBIT was principally due to improved margin of A$50 million from concrete and aggregates reflecting increased concrete and aggregate prices partially offset by an increase in cost of sales.

EBIT from the pipe and concrete products business improved with both prices and volumes ahead of the prior year by 4% and from cost reduction initiatives.  EBIT in the Chinese operations also increased due to increased volumes.

Item 6                                      Directors, Senior Management, and Employees

A.            Details of directors and senior management

The board of Rinker sets the group’s strategic direction and delegates responsibility for management to the Chief Executive. Rinker’s constitution provides that the number of non-executive directors shall be such number from five to ten as the directors from time to time determine.  In addition, the directors may appoint up to three executive directors of whom one may be the managing director of Rinker. As of the date of this annual report, the number of directors is six, one of whom is the executive managing director, as set out in further detail below.

Non–executive directors may be appointed by the board of directors to fill a vacancy on the board or to increase the number of non-executive directors. Executive directors and non-executive directors, who are appointed by the board of directors, hold office until the next general meeting unless their appointment is ratified by the shareholders at such meeting. Additionally, one third of the non-executive directors, rounded down to the nearest whole one, (or such greater number as the listing rules of the ASX may require, or the board of directors may from time to time determine) are required to retire at each annual general meeting by order of seniority of election or, if equal in seniority, as determined by directors. Directors, other than the managing director, may not continue to hold office without re-election or ratification of their appointment by the shareholders after the third annual general meeting following their last election or ratification of their appointment by the shareholders.

Additionally, each director is required by Rinker’s constitution to own a minimum of 2,000 ordinary shares in Rinker.

Details of the directors in office at June 15, 2004 are as follows:

John Morschel, DipQS, FAIM, age 60, Chairman, Independent, non-executive director.

Joined the Rinker board, and was elected chairman, on February 3, 2003.  Prior to the demerger, John had been a member of the CSR board since 1996 and chairman since 2001.  John is a director of Rio Tinto plc, Rio Tinto Limited, Singapore Telecommunications Limited and Tenix Pty Limited.  A former managing director of Lend Lease Corporation Limited, he has particular experience in the building and construction and finance industries.  John is chairman of Rinker’s Nominations Committee and a member of Rinker’s Safety, Health & Environment Committee.  Resides in Sydney.

John is seeking re-election at the 2004 annual general meeting.

Marshall Criser, JD, age 75, Deputy Chairman, Independent, non-executive director.

Joined the Rinker board on April 12, 2003.  Prior to the demerger, Marshall had been a director and chairman of Rinker Materials since 1993.  Marshall is a lawyer and is currently chairman of Scripps Florida Funding Corp and a director of Flagler System Inc.  He is a former director of BellSouth Corporation and FPL Group.  Marshall is a former president of the University of Florida, and a former chairman of the university’s board of trustees.  Marshall is the chairman of Rinker’s Audit Committee and a member of Rinker’s Nominations Committee and its Remuneration & Human Resources Committee.  Resides in Florida, USA.

Marshall was last elected at the 2003 annual general meeting.  His current term will expire no later than the close of the 2006 annual general meeting.

David Clarke, DipEng, age 60, Managing Director and Chief Executive Officer, Non-independent, executive director.

Joined the Rinker board on February 3, 2003.  Prior to the demerger, David had been an executive director of CSR since 1996.  He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987.  David’s entire career has been based in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia.  He stepped down (in favor of another senior Rinker executive) as a director of the National Stone, Sand and Gravel Association in the US in April 2004.  Resides in Florida, USA.

David was last elected at the 2003 annual general meeting.  As Managing Director, he is not required to seek re-election.

John Arthur, LLB, age 49, Independent, non-executive director.

Joined the Rinker board on February 3, 2003.  Prior to the demerger, John had been a member of the CSR board since 2001.  John is a commercial lawyer with extensive experience in property development and construction, information technology, e-commerce and the financial sector.  He is a partner at law firm Gilbert and Tobin and was previously a partner at Freehills.  Prior to that, John was general counsel at the Lend Lease Group.  John is a director of the integrated real estate group Investa Properties Limited.  John is chairman of Rinker’s Safety, Health & Environment Committee and a member of Rinker’s Remuneration & Human Resources Committee and its Nominations Committee.  Resides in Sydney.

John was last elected at the 2003 annual general meeting.  His current term will expire no later than the close of the 2006 annual general meeting.

John Ingram, FCPA, age 62, Independent, non-executive director.

Joined the Rinker board on October 1, 2003.  John is chairman of Wattyl Limited and Nick Scali Limited and a director of United Group Limited and Savings Australia Pty Ltd (Superannuation Trust of Australia).  John has extensive experience in manufacturing and in the building materials industry, both in Australia and overseas and was previously managing director of Crane Group Limited.  John is chairman of Rinker’s Remuneration & Human Resources Committee and is a member of Rinker’s Audit Committee and its Nominations Committee.  Resides in Sydney.

John is seeking election at the 2004 annual general meeting.

Walter Revell, BS, age 69, Independent, non-executive director.

Joined the Rinker board on April 12, 2003.  Prior to the demerger, Walter had been a director of Rinker Materials since 2000.  He is a former secretary of transportation for the State of Florida, a former chairman of the Florida Chamber of Commerce and the former chairman of the Florida 2020 Energy Commission.  Walter is currently chairman of the Greater Miami Foreign Trade Zone and a director of The St. Joe Company, International Finance Bank and Edd Helms Group, Inc.  He is a member of Rinker’s Audit Committee, its Safety, Health & Environment Committee and its Nominations Committee.  Resides in Florida, USA.

Walter was last elected at the 2003 annual general meeting.  His current term will expire no later than the close of the 2006 annual general meeting.

Senior Management

The profiles of the Rinker group’s senior management teams at June 15, 2004 are set out below.

Rinker Group Limited

David Clarke – Chief executive officer.

Peter Abraham, BEc, LLB, FCPA, FCIS, age 50 – General counsel and company secretary.

Prior to joining Rinker, Peter Abraham had been company secretary of CSR since 1994 and legal counsel since 2001.  Previously executive assistant to the managing director, Peter held a number of senior commercial and legal roles with CSR.

Tom Burmeister, BSBA, age 60 – Chief financial officer.

Tom Burmeister joined Rinker Materials as chief financial officer in 1998. He was previously the chief financial officer of Siemens ElectoCom International for five years, after 26 years in various financial roles with the General Electric Company.

Debra Stirling, BA, age 45 – Vice President Corporate Affairs and Investor Relations.

Prior to joining Rinker, Debra Stirling had been General Manager, Investor Relations and Corporate Affairs at CSR since 1998.  Debra was previously with Coles Myer Limited for 10 years where she held a number of senior positions in investor relations and public affairs, including general manager government affairs and general manager corporate affairs.

David Berger, BS, MBA, age 41 – Vice President Strategic Planning

David Berger joined Rinker Materials as vice president Gypsum Supply Division in 1999. In 2001, he also undertook responsibility for Polypipe, and for Prestress in 2002. Before joining Rinker Materials, David’s experience included consulting at A.T. Kearney Inc and he has been vice president of the building products division of Georgia-Pacific.

Ira Fialkow, BBA, CPA, age 45 - Vice President Shared Services

Ira Fialkow joined Rinker Materials in 1990. Prior to being responsible for the Shared Services organization in 1996, which includes Human Resources, Information Technology, and Transactional Accounting, Ira held various positions within the Finance organization of Rinker Materials. Ira started his career as a public accountant.

Rinker Materials Corporation

David Clarke – President and Chief Executive Officer

Tom Burmeister – Chief Financial Officer

Ira Fialkow – Vice President Shared Services

Duncan Gage, BS, age 55 – President Hydro Conduit

Duncan Gage joined Rinker Materials in his present role in July 2002. Before then, he held a number of management positions with Lafarge Corporation since 1972, most recently as the regional president of Lafarge Asia Pacific.

Karl Watson, Sr., AS, age 62 – Chief Operating Officer and President Rinker Materials Construction Materials

Karl Watson, Sr. joined Rinker Materials of Florida in 1965 and has since held a range of senior management positions. Appointed Chief Operating Officer and president of Rinker Materials Construction Materials in 2002, he is responsible for the quarries and cement operations in Florida, Georgia, Tennessee, and Kentucky as well as the concrete operations in Tennessee, Florida Materials and Gypsum Supply Divisions.  Karl is a director of Fidelity Federal Bank & Trust.

Karl Watson Jr., BS, MBA, age 40 – President Rinker Materials West

Karl Watson, Jr was appointed President Rinker Materials West effective June 2004. Previously, he had been Chief Executive Readymix and vice president of Florida Materials.  Karl has 15 years experience in the construction materials industry, having worked his way up through Rinker Materials in a variety of roles.

Karl Watson, Sr and Karl Watson, Jr are father and son.

Christopher Murphy, BS, age 49 – Previous President Rinker Materials West

Christopher Murphy will be leaving Rinker effective August 1, 2004.  He has served as President Rinker Materials West since September 2002.  Previously he was a director of Kiewit and its chief executive officer and president.

Readymix

Sharon DeHayes, AB, MS, age 51 – Chief Executive Readymix

Sharon DeHayes joined Rinker Materials in 1994 and has been in her present role since June 2004.  Prior to her current appointment, Sharon was President of Florida Materials and Gypsum Supply Divisions.  Prior to joining Rinker she was a director of technical services for California Portland Cement.

Indemnity, insurance and access for Rinker directors

Deeds of indemnity, insurance and access for directors of Rinker

At the time of their appointment, Rinker entered into deeds of indemnity, insurance and access with each of the Rinker directors.  In summary, each deed provides:

•                  an indemnity, to the extent permitted by law, in favor of the director of Rinker against liability which is incurred by the director in his or her capacity as a director of Rinker and subsidiaries of Rinker;

•                  that Rinker must effect and maintain for the entire period for which the director is a director of Rinker and for seven years after the date they cease to be a director of Rinker, a company reimbursement insurance policy and cause a directors’ and officers’ insurance policy to be made available to the director, both of which are to be on terms and conditions which are appropriate for a reasonably prudent company in Rinker’s circumstances which is acting fairly;

•                  that Rinker must maintain a copy of Rinker’s board papers for a period of seven years after the date of the board or committee meeting for which the board papers were prepared or for a longer period if legal proceedings are current in respect of the board papers; and

•                  that a former director of Rinker may, after he or she ceases to be a director of Rinker, inspect and take copies of Rinker’s board papers that were circulated during that former director’s term as a director of Rinker, and which have been retained by Rinker, for the purpose of defending any claim made against the former director.

Indemnities under Rinker’s constitution

The indemnification of Rinker directors in accordance with Rinker’s constitution is summarized under “Item 10.B. - Additional Information — Overview of the Rinker constitution — Directors’ indemnity.”

B.            Remuneration Details of Executive Directors and Senior Management

Compensation of Directors and Senior Management

The aggregate remuneration paid and accrued to directors and senior Management of Rinker group entities, including superannuation and termination payments for fiscal year 2004, was US$13,099,127. The aggregate amount set aside or accrued by Rinker group entities during fiscal year 2004, to provide pension and retirement benefits for directors and senior management of Rinker was US$1,331,289. Further compensation details are provided in Note 25 to the financial statements included elsewhere in this annual report.

1.     Remuneration & Human Resources Committee

The Remuneration & Human Resources Committee (the Committee) operates under the delegated authority of the Board of Directors (the Board) of Rinker Group Limited (Rinker).  The Committee’s charter is available on Rinker’s website (www.rinkergroup.com).

The Committee is comprised solely of independent non-executive directors.  On March 18, 2004 John Morschel stood down from the Committee and was succeeded as its chair by John Ingram.  John Arthur and Marshall Criser are the other members of the Committee.

The Committee met five times during the year, with all members attending each meeting.

The Committee’s primary responsibility is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to:

•                  providing sound compensation and employment policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker’s shareholders;

•                  fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker’s performance, the performance of the relevant executive and employment market conditions; and

•                  evaluating potential candidates for executive positions, including the Chief Executive, and overseeing the development of executive succession plans.

The Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external professionals, on terms it determines are appropriate, without seeking approval of the Board or management.

Rinker has engaged external advisors during the year on matters relating to remuneration.  All information relevant to matters being considered by the Committee has been made available to the Committee.  The Committee did not determine it necessary to separately retain any additional advisors.

The table below lists those advisors who have been retained during the year.  All advisors are independent and were engaged solely on the basis of their competency in the relevant field.

Advisor	Services Provided
Compensation Strategies Inc.	US Non-Executive Director Compensation and Benchmarking. US Executive Compensation and Benchmarking.

Deloitte & Touche (1)	401(k) and Pension Plan Audits. Long Term Incentive Plan Audit.

John V. Egan Associates	Australian Non-Executive Director Compensation and Benchmarking. Australian Executive Compensation and Benchmarking.

Stern Stewart (2)	Short Term Incentive Plan Design. Long Term Incentive Plan Review.

Towers Perrin	Long Term Incentive Plan Design. US Executive Compensation and Benchmarking.

(1)          Services provided by Deloitte and Touche were approved in advance by the Audit Committee.

(2)          Stern Stewart has provided additional services to Rinker’s Strategic Planning department.

2.     Remuneration Principles

The Board recognizes that Rinker’s performance is dependent on the quality of its people.  To successfully achieve its financial and operating objectives, Rinker must be able to attract, retain, and motivate highly skilled executives who are dedicated to the interests of its shareholders.

Rinker’s remuneration principles are:

•                  Competitive compensation arrangements are provided to attract, retain and motivate executive talent.

•                  A significant portion of rewards to executives are linked to performance - as measured by the creation of shareholder value.

•                  The Chief Executive and other Senior Executives are encouraged to adhere to Rinker’s Share Ownership Guidelines.

•                  Severance payments due to executives on termination are limited to pre-established contractual arrangements which do not require Rinker to make any unjustified payments in the event of termination for cause (see Section 5.1.3 for termination benefits for the Chief Executive.  Section 6, footnotes 5, 6 and 7 outline termination benefits for Senior Executives).

•                  Full legal compliance and transparent disclosure of executive compensation.

The Board and the Committee also recognize that although compensation is a major factor in recruiting and retaining highly talented and effective people, other factors play a substantial role, including Rinker’s corporate reputation, its ethical culture and business values, its executive leadership, and its other human resources policies.

3.     Remuneration Structure

Remuneration of senior management is comprised of policies and programs under two general categories:

•                  Fixed remuneration which is made up of base salary and welfare benefits, retirement benefits, and other incidental benefits.

•                  Variable remuneration which is made up of an annual short-term incentive plan, and long-term incentives.

The remuneration structure is designed to strike an appropriate balance between fixed and variable remuneration.  Variable remuneration is tied to performance and is at risk.  Rinker’s policy is to pay at median levels for achievement of target performance, while providing the opportunity for above market variable remuneration for exceptional performance.

Details of each component are set out below.

All remuneration received by the Chief Executive and Senior Executive team is detailed in sections 5 and 6 below.

3.1                   Base Salary

Base salaries are determined by reference to appropriate benchmark information, taking into account an individual’s responsibilities, performance, qualifications, experience and geographic location.

3.2                   Variable Remuneration

The Board believes that well designed and managed short-term and long-term incentive plans are important elements of employee remuneration, providing tangible incentives for employees to strive to improve Rinker’s short-term and long-term performance to the benefit of shareholders.  Participation in these plans encourages employees within the Rinker group to enjoy a greater involvement and share in the future growth, prosperity and profitability of the company in a way which gives them a community of interest with shareholders.

The proportions of variable remuneration opportunity vary for senior managers within the Rinker group and are consistent with local country practices, and take into account an individual’s responsibilities, performance and experience.

3.2.1                     Short-Term Incentive Plan

The Short-Term Incentive Plan (“STI”) is designed to directly link variable remuneration to financial performance.  The STI is an integral part of the Rinker high performance culture and the STI is designed to drive continuous performance improvement in each business in the Rinker group.

The Chief Executive’s STI is based on Rinker achieving specific financial goals, reinforcing a culture that is ethical and values based, and the safety, health and environmental performance of the organization.  Senior Executives have their STI’s based on achieving financial goals within their business units, total Rinker results, as well as their safety, health and environmental performance.  In all instances, the Board has discretion to adjust individual STI awards, as explained in “Step 2” below.

The STI program has been modified with effect from the fiscal year starting in April 2004 to include a “banking” mechanism in which some portion of the STI may be deferred and at risk.  Under the banking mechanism, if performance well in excess of specified targets occurs, a portion of the STI will be deferred.  The deferred amounts will be paid in future years if performance is maintained at or above acceptable levels.  Should performance fall below acceptable levels, amounts deferred in the bank may be forfeited.  This new component is intended to further motivate STI participants to sustain and improve results into future years.

The Rinker STI process works as follows:

Step 1                          At the beginning of the fiscal year, the Committee recommends to the Board the performance targets for the Chief Executive and Senior Executives.

The actual entitlement is based on the achievement of financial goals, as well as consideration of performance related to safety, health and environmental issues, and overall compliance with policies, including commitment to Rinker’s Code of Business Ethics and its organizational values.

Step 2                          At the end of the fiscal year, the committee compares the audited financial results to the performance targets and determines what levels, in relation to those targets, have been achieved.  The committee then makes appropriate recommendation to the board.

The chief executive and senior executives are measured against:

•                  “Contract Performance” - the minimum necessary to qualify for an STI award;

•                  “Target Performance” - the level at which challenging goals set at the beginning of the year have been met; and

•                  “Stretch Performance” - the level at which challenging goals set at the beginning of the year have been greatly exceeded.

The Committee reviews the proposed STI awards in aggregate and determines their appropriateness having regard to Rinker’s overall financial results.

The Chief Executive is not eligible for an STI award if financial results are below Contract Performance.  He is eligible for an STI award up to 75% of his base salary at Target Performance, increasing up to 100% of his base salary for results exceeding Target Performance.

Senior Executives have their results based on related business units as well as Rinker in total.  Their potential awards are determined by reference to a proportion of their base salary.  That proportion is based in part on their level of responsibility and performance.

The Board reviews the calculated awards and considers the variables that Senior Executives are able to manage and influence, as well as their performance related to safety, health and environmental issues, overall compliance with policies, and commitment to the Code of Business Ethics and organizational values.  Adjustments to the calculated awards may be made after reviewing the above factors.

Step 3                          Once approved by the Board, the STI awards are paid to participants in cash.  Many participants are eligible to invest a portion of their awards in plans which offer Rinker shares as an investment option or measurement fund.  These plans are a means for participants to accumulate holdings to meet the Share Ownership Guidelines.

Based on the excellent performance of Rinker during the past year, as measured by financial results, the incentive awards approved by the Board for the Chief Executive and Senior Management were based on achievement of near Stretch Performance.

3.2.2                   Long-Term Incentives

Prior to the current year, Rinker had the following active Long-Term Incentive Plans:

•                  Cash Award Share Plan (“CASP”)

•                  Shareholder Value Added Plan (“SVAP”)

A new plan, the Performance Share Plan (“PSP”) is being introduced with effect from April 1, 2004 to supersede CASP and SVAP.

These plans are described in the following subsections and summarized at the end of this section.

3.2.2a               Performance Share Plan

The Performance Share Plan (PSP) is a long-term equity incentive plan for the Rinker Chief Executive, senior management and key contributor employees in both Australia and the United States.  The PSP replaces the SVAP in the United States and replaces any new issues under CASP in Australia.  The PSP is designed to promote the Total Shareholder Return (“TSR”) of Rinker shares.

Eligible participants are offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals.  The value of the potential share award is based on Rinker’s financial performance, as well as level of responsibility and individual performance.  Shares are acquired on market, on behalf of the participant.  The shares only vest if the performance and time qualifications are met.

The total value of the potential award is applied to the PSP to purchase Rinker shares (and/or ADRs) on market in the ordinary course of trading on the ASX and/or the New York Stock Exchange (“NYSE”).  All dividends from those shares are distributed to participants up to the vesting date.  Each participant may direct how any shares held on the participant’s behalf are to be voted.  In the absence of those directions the shares will not be voted.

The first offering under the PSP is during the fiscal year 2005.  The vesting hurdle for these shares is the Rinker TSR percentile ranking versus a comparator group of peer companies between April 1, 2004 and March 31, 2007.  A portion of the award will vest at 25th percentile performance and increase up to 100% vesting at 75th percentile performance versus the peer group.  (See table “Summary of Long-Term Incentive Plans” that follows.)

Participants will be encouraged to make progress toward achieving full compliance with the Share Ownership Guidelines by retaining at least 25% of vested shares towards satisfaction of the guidelines.

3.2.2b               Cash Award Share Plan

The Cash Award Share Plan (CASP) is a long-term equity incentive plan for Australian Senior Executives and key contributor employees that was also designed to promote the TSR of Rinker shares.  As mentioned above, it is being superseded by the Performance Share Plan effective from April 1, 2004.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals.  The value of the potential incentive was based on level of responsibility and performance.  The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met.  The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the ASX 200 TSR between August 11, 2003 and any time between August 11, 2006 and August 11, 2008.  Each offer was also subject to a minimum holding period.  Shares cannot be withdrawn from CASP until 10 years from the date of vesting or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, prior to vesting.  The plan rules specify the basis on which any bonus shares issued in respect of shares held under CASP, or shares received on behalf of a participant on exercise of rights issues, will be held.

Each participant may direct the trustee how to vote any shares held on the participant’s behalf.  In the absence of those directions, the shares will not be voted.

A proportion share of the CASP award grant related to fiscal year 2004, has been included in the remuneration tables under the heading “CASP Grants” for Australian based Senior Executives.

Performance of Rinker

The performance of Rinker relative to the ASX 200 is illustrated by the chart below.

(August 11, 2003 through March 31, 2004)

3.2.2c               Shareholder Value Added Plan

The Shareholder Value Added Plan was a long-term cash incentive plan for the Chief Executive, Senior Executives and key employees of Rinker Materials within the United States.  The objective of this plan was to link a significant element of compensation to the creation of shareholder value.  Under the plan participants could earn cash awards for the achievement of established performance targets, measured as the achievement of shareholder value added.

The Plan ended on March 31, 2004 to be replaced by the Performance Share Plan.  During the two year cycle of the plan ended March 31, 2004, the performance goals were met, and awards were paid at target amounts.  The Committee reviewed the correlation between the awards and actual Rinker Total Shareholder Return, and concluded that the award amounts were appropriate in relation to value returned to shareholders.

Awards under the plan have been included in the remuneration tables under the heading “Long-Term Incentive Plan” for the Chief Executive and the US based Senior Executives.  The awards paid represent performance over a two year period.  Participants in the plan are aware of the Share Ownership Guidelines and may apply some or all of their awards to obtain Rinker shares or ADRs, as a means of making progress toward those guidelines.  Payments of this award were made in late May 2004, during a period when participants were permitted to purchase shares under Rinker’s policy on dealings in shares by directors and employees.

Summary Of Long-Term Incentive Plans

Feature	Cash Award Share Plan (CASP)	Shareholder Value Added Plan (SVAP)	Performance Share Plan (PSP)
Offered to	Australian-based Executives	US-based Executives	Australian and US-based Executives

Measurement
From	August 11, 2003	April 1, 2002	April 1, 2004
To	August 11, 2006	March 31, 2004	March 31, 2007

Expiration Date	August 11, 2008	March 31, 2004	March 31, 2007

Performance Condition	TSR compared to ASX 200	Shareholder Value Added (Internal Measurement)	TSR Compared to Comparatory Group

Vesting Schedule	TSR < ASX 200 = 0% TSR >ASX 200 = 100%	Percent of target achieved up to 100%	<25th percentile = 0% 25th – 50th percentile = 20% - 40% 50th - 75th percentile = 40% - 100% >75th percentile = 100%

Plan Status	Legacy plan. Performance period not yet concluded.	Legacy plan. Performance period concluded March 31, 2004.	Effective from April 2004

Comparatory Group	ASX 200	Internal measurement of shareholder value created.

Aggregate Industries PLC
Boral Limited
CRH PLC
Florida Rock Industries
Hanson PLC
HeidelbergCement AG
Holcim Ltd.
Lafarge N.A.
Lafarge S.A
Martin Marietta Materials
RMC Group PLC
St. Lawrence Cement
US Concrete
Vulcan Materials

3.2.2d               Rinker Option Plan (Inactive)

This plan was created prior to the demerger from CSR in anticipation of granting share options in Rinker.  However, no options have been issued under this plan and it is not currently envisaged that the plan will be activated.

3.3                   Other Benefits

Rinker provides senior executives with other benefits commonly provided at their peer management level.  These may include life insurance, pay in lieu of unused leave, vehicle allowance, and club memberships.  Additionally, it may include relocation and expatriate related expenses.

3.4                   Retirement and Superannuation Benefits

Rinker provides retirement and superannuation benefits for its employees, including Senior Executives.  Senior Executives in Australia are members of one of the two divisions of a Rinker group sponsored superannuation pension fund. The defined benefit division (a legacy plan available to former CSR employees, which ceased accepting new members from 1989) provides lump sum benefits on withdrawal prior to the age of 52, and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52.  The accumulation division provides lump sum benefit equal to the balance of a member’s account, which includes contributions made by the member and the relevant Rinker group entity, together with net fund earnings.

Senior Executives in the United States are eligible to participate in the 401(k) Profit Sharing Retirement Plan and the Supplemental Executive Retirement Plan (a non-qualified deferred compensation plan).  The 401(k) Profit Sharing Retirement Plan and the Supplemental Executive Retirement Plan are defined contribution plans, with contributions made by both the employee and the company.

Retirement benefits for non-executive directors are discussed in Section 7.1.

3.5                   Employee Share Plans

3.5.1                     Rinker Employee Share Acquisition Plan (“ESAP”)

ESAP is a plan that enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax remuneration or bonuses.  Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held on trust for the participant.

Eligibility to participate in ESAP is determined by the Rinker board.

Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company.  However, taxation deferral benefits only currently apply for a maximum of 10 years.  If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorized deductions) to the participant.

Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board.

Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf.  The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorized deductions).

Each participant may direct the trustee how to vote any shares held on the participant’s behalf.  In the absence of such direction, the shares will not be voted.

3.5.2                     Rinker Universal Share Plan (“USP”)

This plan is open to all Australian employees who have been employed for at least one year.  Those employees may annually acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration.  The maximum number of shares available for each employee under the plan is set by the Board.  Last year, the maximum was 150 shares, giving rise to an entitlement of up to an additional 150 shares for no further consideration.  The plan enables participants to qualify for the limited favorable tax treatment available in Australia for broad-based employee share plans.

No loan facility is offered under USP.

Shares allotted under USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares.  During the fiscal year, 324,700 shares were issued in total to the 1,219 employees who participated in USP.

Shares allotted under Rinker USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or the time the participant ceases to be employed by any Rinker group company.  After that time, the participant may retain ownership of the shares or sell them.

4.     Share Ownership Guidelines

The Committee recognizes that the interest of shareholders is supported by the establishment of Share Ownership Guidelines.  Share Ownership Guidelines have been set for the Non-Executive Directors, the Chief Executive and Senior Executives of the company to maintain a continuous link between their financial interests and those of the shareholders.  A “Multiple of Salary” approach is in place, as follows:

Position	Share Ownership Guideline

Non-Executive Directors	100% of base fees

Chief Executive	300% of base salary

Senior Executives	200% of base salary

The Guidelines were established in November 2003.  Executives are expected make reasonable progress toward reaching the guidelines with the expectation that guidelines are met in full by March 2008.  The guidelines are based on best practices for public companies which suggests senior management accumulate a meaningful amount of company stock on a long-term basis.

(See footnote 31 to the financial statements included elsewhere in this annual report for listing of holdings for non-executive Directors, Chief Executive and Senior Executives as at March 31, 2004.)

5.     Executive Directors

At the date of this Report there is one Executive Director on the Board of Directors, Mr. David Clarke, age 60, Chief Executive.

5.1                   Employment Contract

On April 1, 2003 David Clarke was appointed by the Board as President and Chief Executive Officer of Rinker.  Prior to the demerger, David had been an executive director of CSR since 1996.  He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987.  David’s entire career has been based in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia.

Mr. Clarke has a three year employment contract with the company that automatically extends the employment term by one year on the anniversary date of the contract.  Under the contract, Mr. Clarke receives an annual salary, participation in both short and long-term incentive plans, regular company retirement, health and welfare plans, and reasonable perquisites that are similar to those of comparable Chief Executive Officers.  The details of Mr. Clarke’s remuneration are displayed below.  A copy of Mr. Clarke’s employment contract is filed with the SEC as an exhibit to Rinker’s Form 20-F and is available on the Rinker website.

5.1.1                     Remuneration

The remuneration paid to Mr. Clarke for the year ended March 31, 2004 is set out in the table below.  (Amounts shown in US$ with A$ equivalents also shown.)

	Primary				Post
	Base Salary	Short- Term Incentive	Long-Term Incentive (1)	Other Benefits(2)	Employment Retirement Benefits(3)	Total 2004
US$	$740,661	$644,400	$1,541,736	$120,461	$378,647	$3,425,905
A$	$1,061,575	$923,606	$2,209,741	$172,654	$542,707	$4,910,283

(1)          Long-Term Incentive amount was earned for the 2-year period ended March 31, 2004.

(2)          Other Benefits comprise the costs of executive life insurance, basic life insurance, pay in lieu of unused leave, vehicle allowance, and club membership fees.

(3)          Retirement Benefits include the company matching and profit sharing contributions relating to retirement plans and increase in value of defined benefit superannuation plan.

5.1.2                     Share Ownership Guidelines

At the time of this report Mr. Clarke was in full compliance with the Share Ownership Guidelines.

5.1.3                     Termination

After considering independent advice, the Board is satisfied that Mr. Clarke’s termination benefits, as set out below, are reasonable, having regard to current US employment practices.

If Mr. Clarke resigns from his employment, he is entitled to the full amount of his salary through his termination date and any unpaid amounts accrued for unused leave.  The Board may, in its sole discretion, also elect to pay Mr. Clarke a pro rata portion of his short-term incentive for the period of his active employment during the financial year.

If during the Employment Period (as defined in Mr. Clarke’s employment contract), the company terminates the employment of Mr. Clarke other than for Cause (as defined in Mr. Clarke’s employment contract), or Mr. Clarke resigns from his employment for Good Reason (as defined in Mr. Clarke’s employment contract) the company is required to:

•                  Pay Mr. Clarke, in a lump sum, a pro rata portion of his short-term incentive, a pro rata share of his long-term incentive (in accordance with plan rules) and amounts accrued for unused leave.

•                  Pay Mr. Clarke amounts he would have received in the following 24 months, at the times indicated in his employment contract, for his base salary and short-term incentive at target performance.  Additionally, Mr. Clarke would continue to receive any other benefits he was entitled to at time of termination for the following 24 months.

•                  Provide Mr. Clarke with professional outplacement services valued up to US$15,000.

•                  If, during the Employment Period, Mr. Clarke is terminated for Cause, Rinker will have no further obligations, other than the amount of base pay due to Mr. Clarke through his termination date and any unpaid amounts of accrued leave.

•                  Upon termination of Mr. Clarke’s employment for any reason, Mr. Clarke is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

6.     Senior Executives

The Board has chosen to provide remuneration details for all members of the key management team.  This includes the five most highly remunerated executives in both Rinker and the consolidated Rinker group, together with executives holding equal authority with those executives.

Amounts US$ With A$ Equivalents Also Shown

						Equity
	Primary				Post Employ- ment	Long- Term Incentive CASP (4)
	Fixed Remuneration or Base Salary
Name		Short Term Incentive	Long-Term Incentive (1)	Other Benefits (2)	Retirement Benefits (3)		Total 2004
Karl Watson, Sr. President and Chief Operating Officer US Construction Materials (5)	$320,004 A$458,656	$292,500 A$419,235	$388,304 A$556,549	$50,868 A$72,908	$46,031 A$65,975	$0	$1,097,707 A$1,573,323
Thomas Burmeister VP and Chief Financial Officer (5)	$320,004 A$458,656	$292,500 A$419,235	$387,679 A$555,653	$33,971 A$48,690	$40,919 A$58,648	$0	$1,075,073 A$1,540,882
David Berger VP Strategic Planning (5)	$290,004 A$415,657	$255,942 A$366,837	$393,120 A$563,451	$21,943 A$31,450	$12,080 A$17,314	$0	$973,089 A$1,394,709
Christopher Murphy Previous President Rinker Materials West (6)	$345,019 A$494,509	$450,000 A$644,976	$0	$117,623 A$168,587	$0	$0	$912,642 A$1,308,072
Duncan Gage President Hydro Conduit (5)	$275,000 A$394,152	$209,160 A$299,785	$378,000 A$541,780	$23,895 A$34,248	$16,277 A$23,330	$0	$902,332 A$1,293,295
Sharon DeHayes Chief Executive Readymix (5)	$275,004 A$394,158	$247,464 A$354,685	$283,929 A$406,950	$37,012 A$53,049	$37,894 A$54,313	$0	$881,303 A$1,263,155
Karl Watson, Jr. President Rinker Materials West (5)	$297,504 A$426,407	$247,656 A$354,960	$0	$248,390 A$356,013	$35,163 A$50,398	$43,921 A$62,951	$872,634 A$1,250,729
Ira Fialkow VP Shared Services (5)	$265,000 A$379,819	$234,252 A$335,749	$248,049 A$355,524	$32,727 A$46,907	$29,112 A$41,726	$0	$809,140 A$1,159,725
Peter Abraham General Counsel and Company Secretary (7)	$262,510 A$376,251	$155,695 A$223,155	$0	$0	$149,717 A$214,586	$23,142 A$33,169	$591,064 A$847,161
Debra Stirling Vice President Corp. Affairs and Investor Relations (7)	$255,009 A$365,499	$151,324 A$216,890	$0	$0	$30,066 A$43,093	$15,421 A$22,102	$451,820 A$647,584

(1)          Represents cash payments to US Executives earned under the Shareholder Value Added plan for the 2-year period ended March 31, 2004.

(2)          Other Benefits comprise the costs of executive life insurance, basic life insurance, paid in lieu of unused leave, vehicle allowance, and club membership fees.  For Mr. Murphy and Mr. Watson, Jr. this column also contains relocation or expatriate related expenses.

Additionally, other benefits include interest imputed on a loan to an executive.  There is one outstanding loan totaling US$59,000 that dates back to 1998.  The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives.  The loan is interest free and is payable upon the executive’s termination of employment.

There were no loans made to the Chief Executive or any Non-Executive Director during the year and there were no loans outstanding to them at March 31, 2004.

(3)          Retirement Benefits comprise the company matching and profit sharing contributions relating to retirement plans in the US, and the incremental increase in value of defined benefit superannuation plans during the year or company contributions made to accumulation superannuation plans in Australia.

(4)          CASP grants are valued at the pro rata value of the total grant.  Based on a grant date of August 11, 2003 and an earliest potential vesting date of August 11, 2006, the amount disclosed represents 21% of the total value of the grant as at March 31, 2004.  Dividends received by participants are included in amounts.  Total dividends for executives shown in the above table were A$5,982 in the aggregate.

(5)          After considering independent advice, the Board is satisfied that the termination benefits of the US based executives, as set out below, are reasonable, having regard to current US employment practices.

If the executive resigns from his or her employment, the company shall pay the executive the full amount of his or her salary through his or her termination date and any unpaid amounts accrued for unused leave.  The Board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short-term incentive for the period of his or her active employment during the financial year.

If, during the Employment Period (as defined in the executive’s employment contract), the company terminates the employment of the executive other than for Cause (as defined in the executive’s employment contract), or the executive resigns from his or her employment for Good Reason (as defined in the executive’s employment contract) the company is required to:

•                  Pay the executive, in a lump sum, a pro rata portion of his or her short-term incentive, a pro rata share of his or her long-term incentive (in accordance with plan rules) and amounts accrued for unused leave.

•                  Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short-term incentive at target performance.  Additionally, the executive would continue to receive any other benefits he or she was entitled to at time of termination for the following 24 months.

•                  Provide the executive with professional outplacement services valued up to US$10,000.

If, during the Employment Period, the company terminates the employment of the executive for Cause, the company shall have no further obligations to the executive except the amount of base pay due through his or her termination date and any unpaid amounts of accrued leave.

Upon termination of the executive’s employment for any reason, the executive is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

(6)          Mr. Murphy’s employment will terminate effective August 1, 2004.  Under the terms of the employment agreement in place at the time of the acquisition of Kiewit Materials Company, Mr. Murphy will receive a lump sum payment of US$858,333.  Under the terms of the employment agreement, Mr. Murphy is prohibited from competing with any business formerly operated by Kiewit through September 2005.

(7)          Termination benefits for Mr. Abraham and Ms. Stirling are the greater of 12 months total remuneration (including target incentives) or 3 months base remuneration (‘base remuneration’ is equivalent to approximately 75% of fixed remuneration) plus 0.7 months base remuneration per year of service, not to exceed 24 months.  As of March 31, 2004 Mr. Abraham had 24 years of service and Ms. Stirling had 6 years.

Should Mr. Abraham or Ms. Stirling resign or be terminated for cause, the Company shall have no further obligations to them except the amount of base pay due through termination date and any unpaid amounts of accrued leave.

7.     NON-EXECUTIVE DIRECTORS

7.1                   Remuneration Policy

Fees for non-executive directors are based on the nature of their work and their responsibilities.  In determining the level of fees, survey data on comparable companies is considered in detail.  Non-executive directors’ fees are recommended by the Remuneration & Human Resources Committee and determined by the Board.

For the year ended March 31, 2004, Rinker paid non-executive directors base fees of A$80,000 per year.  The Chairman received A$240,000 per year (inclusive of committee fees) and the Deputy Chairman received a base fee of A$170,000.  Non-executive directors, other than the Chairman, who were members of committees (other than the Nominations Committee) received additional remuneration of A$6,000 per committee, or A$12,000 in the case of the directors who chaired those committees.

Rinker’s non-executive directors (other than John Ingram, who joined the Board on October 1, 2003) were, prior to Rinker’s demerger from CSR, previously non-executive directors of either CSR or Rinker Materials and were entitled to retirement benefits under those companies’ non-executive directors’ retirement plans.  Those plans provided for payment on retirement of a maximum amount equal to a director’s last three years remuneration after five years of service (pro rata for a lesser period).  At the time of the demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan.  In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the Board closed the plan to new directors and the then current directors agreed to freeze their entitlements with effect from March 31, 2004.  Rinker has accrued a provision of A$1,362,384 (US$1,028,873) in respect of those benefits.

A review of Rinker’s non-executive directors’ fees was conducted by John V Egan Associates (‘Egan’) in Australia, supplemented with a review by Compensation Strategies in the US.  The Egan review took particular account of the fact that no further retirement benefits would accrue to directors when comparing Rinker’s non-executive directors’ fees with those of comparable companies.  The Egan review recommended that fees be increased by 30-35% to compensate for the lack of future retirement benefits and that a further, smaller increase would be required to maintain relativities with comparable companies which no longer provided retirement benefits.

The final recommendation of the Egan review (which was consistent with the outcome of the Compensation Strategies review) was that base non-executive directors fees be increased to A$110,000, with the Chairman receiving a fee of A$300,000 and the Deputy Chairman receiving a fee of A$220,000 (in the latter two cases, such fees to be inclusive of committee fees).  The Board, on the recommendation of the Remuneration & Human Resources Committee, approved increases equal to those recommended in the Egan review as stated above.

The Board, on the recommendation of the Remuneration & Human Resources Committee, approved an increase in base committee fees to A$12,000 in the case of the Audit Committee (A$18,000 for the committee chair) and A$8,000 in the case of both the Safety, Health & Environment Committee and the Remuneration & Human Resources Committee (A$12,000 for those committee chairs).  No fees are payable for membership of the Nominations Committee.  As referred to above, the Chairman and Deputy Chairman will not receive committee fees.

Consistent with the freezing of retirement benefits, these new fees will now be inclusive of any compulsory superannuation guarantee contributions (these were previously deducted from retirement allowances).  Rinker will also take those contributions into account in calculating the total amount able to be paid to non-executive directors, even though Rinker’s constitution excludes these amounts.

Although the increased fees can be paid between April 1 and the date of the 2004 annual general meeting within the maximum of A$850,000 per year provided in Rinker’s constitution, an increase in that maximum will be necessary to maintain the increased fees on an annual basis.  Accordingly, and consistent with Egan’s recommendations, the Board will seek shareholder approval for an increase in the maximum aggregate remuneration of non-executive directors to A$1,250,000.  Such an increase would provide future flexibility to increase the size of the board, if and when appropriate, for succession planning purposes and allow for some future increases in fees to maintain market competitiveness and to reflect increasing demands on non-executive directors.  Such a maximum would also be consistent with other companies that are comparable in size and scope of operations to Rinker.

The remuneration of non-executive directors is fixed.  They do not participate in any incentive plans available to executives.

7.2                   Remuneration paid - non-executive directors

Details of all fees paid to non-executive directors during the 2004 Financial Year are set out in the following table.  Accrued retirement benefits are also shown (these amounts were frozen at March 31, 2004).

Amounts in A$ With US$ Equivalents Also Shown

	Base Fees	Committee Fees	Compulsory Superannuation Contributions	Retirement Benefit	Total 2004	Accrued Retirement Benefit At March 31, 2004 (frozen)
John Arthur(1)	A$80,000 US$55,816	A$18,000 US$12,558	A$8,820 US$6,154	A$0	A$106,820 US$74,528	A$133,919 US$101,136
John Ballard(2)	A$40,000 US$27,908	A$0	A$3,600 US$2,512	A$76,917 US$53,665	A$120,517 US$84,085	A$0
Marshall Criser	A$170,000 US$118,609	A$18,000 US$12,558	A$0	A$0	A$188,000 US$131,167	A$419,329 US$316,677
John Ingram(3)	A$40,000 US$27,908	A$2,452 US$1,711	A$0	A$0	A$42,452 US$29,619	A$0
John Morschel(1)	A$240,000 US$167,448	A$0	A$0	A$0	A$240,000 US$167,448	A$661,260 US$499,384
Walter Revell	A$80,000 US$55,816	A$12,000 US$8,372	A$0	A$0	A$92,000 US$64,188	A$147,876 US$111,676
Total	A$650,000 US$453,505	A$50,452 US$35,199	A$12,420 US$8,666	A$76,917 US$53,665	A$789,789 US$551,035	A$1,362,384 US$1,028,873

(1)          Mr. Morschel and Mr. Arthur both commenced contributions to ESAP from August 2003.  As at March 31, 2004 Mr. Morschel had contributed at a rate of A$7,500 per month and Mr. Arthur at a rate of A$5,000 per month.  Therefore, of the above totals Mr. Morschel received A$60,000 and Mr. Arthur received A$40,000 in the form of ESAP shares, with the balance in cash.

(2)          Mr. Ballard retired from the Board of Directors on October 1, 2003.

(3)          Mr. Ingram joined the Board of Directors on October 1, 2003.

C.            Board Practices

Details of directors and their term of office are included in “Item 6.A. - Details of directors and senior management.”

Corporate Governance Statement

Development of Rinker’s Corporate Governance System

Rinker was first listed on the Australian Stock Exchange (“ASX”) on March 31, 2003, following its demerger from CSR Limited (“CSR”).  Coincidentally, this was the same day that the ASX Corporate Governance Council released its Principles of Good Corporate Governance and Best Practice Recommendations (‘ASX Principles and Recommendations’).

On October 28, 2003, Rinker’s American Depositary Receipts (“ADRs”) were first listed for trading on the NYSE.

Despite its new status as a listed entity, Rinker was fortunate that it was able to commence immediately with a robust and mature set of corporate governance practices developed over many years at CSR.  However, of more fundamental importance is that from the outset Rinker has had an entrenched, highly developed governance culture based on strong ethical values and a commitment to openness and transparency.

During the period of a little over a year since it demerged from CSR, Rinker has further developed and refined its corporate governance practices to reflect its circumstances (including, in particular, its strong presence in the United States), the ASX Principles and Recommendations and its listing on NYSE.

‘If not, why not’ disclosure

One of the features of the ASX Principles and Recommendations is an ‘if not, why not’ disclosure obligation in relation to practices that differ from the ASX Recommendations.  In Rinker’s case, that obligation is triggered in two regards:

•                  Rinker has progressively developed its corporate governance documents, including formal policies and charters, during the period since the demerger and did not publish these documents on its website until the release of this annual report, in order to present its full corporate governance system in context; and

•                  Rinker has a share plan open to all Australian employees who have been employed for at least one year (Universal Share Plan – ‘USP’) under which those employees may annually acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration.  ASX Recommendation 9.4 provides that plans for equity-based executive remuneration should be approved by shareholders.  Although executives are not prohibited from participating in the plan, it is designed for Australian employees as a whole, not for executives – last year a total of 1,219 Australian employees (74.5% of those eligible) participated.  The maximum number of shares that can be purchased under the plan is identical for each employee.  Last year, that maximum was 150 shares, giving rise to an entitlement to an additional 150 shares for no further consideration.  USP is an incidental and insignificant component of executive remuneration and was fully disclosed to shareholders prior to the demerger.  After taking the above factors into account, the Board has not sought shareholder approval for USP as a plan for equity-based executive remuneration.  However, the Board has elected to put its Remuneration

Report to shareholders for adoption by way of a non-binding resolution at Rinker’s annual general meeting on July 20, 2004.

Documents that are italicized and underlined in this statement (for example Board Charter) are available on Rinker’s internet site (www.rinkergroup.com) under the heading ‘Corporate Governance.’  A table cross-referencing each of the ASX Principles and Recommendations to the relevant section of this statement also appears there.

1.     Rinker’s board

1.1                   Accountability and approach to governance

The board of directors (the Board) of Rinker is accountable to shareholders for the activities and performance of the Rinker group.

The Board’s key responsibility is to oversee the building of sustainable value for shareholders within an appropriate risk framework, having regard to the interests of other stakeholders.

To fulfill that responsibility, the Board strives to ensure that a strong performance culture continues to be driven throughout the Rinker group, within a structure of governance and ethical values that warrant the trust, respect and confidence of shareholders, employees, customers, regulators and the communities within which Rinker group companies operate.

1.2                   The Rinker Board’s duties

The Board has identified key duties that it has reserved for itself and will not delegate to management.  These duties, many of which are carried out with the assistance of the Board’s committees, are set out in Rinker’s Board Charter.  The duties include:

•                  promote and oversee the maintenance of Rinker’s high integrity performance culture;

•                  review and confirm the strategic direction of the Rinker group;

•                  approve business plans, budgets and financial policies;

•                  consider management recommendations on key issues, including proposed acquisitions, divestments and significant capital expenditure;

•                  fulfill its responsibilities in relation to safety, occupational health and environmental matters arising out of activities within the Rinker group and the impact of those activities on employees, contractors, customers, visitors and the communities and environments within which Rinker group companies operate;

•                  oversee the establishment of proper processes and controls to maintain the integrity of accounting and financial records and reporting;

•                  fairly and responsibly reward executives, having regard to the interests of shareholders, Rinker’s performance, the performance of the relevant executive and employment market conditions;

•                  determine dividend policy and the amount, timing and nature of dividends to be paid to shareholders;

•                  adopt and oversee implementation of corporate governance practices that represent best practice in Rinker’s particular circumstances from time to time;

•                  oversee capital management and financing strategies;

•                  oversee appropriate and effective risk management policies and strategies;

•                  determine the scope of authority (and limits on that authority) delegated to the Chief Executive Officer (“CEO”);

•                  strive to ensure that the Board is comprised of strongly performing individuals of the utmost integrity and whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker’s present and anticipated future needs, with regular performance reviews supporting this objective; and

•                  appoint, evaluate, reward and determine the duration of appointment of the CEO and approve the appointments and remuneration (sometimes referred to in this statement as ‘compensation’) of those reporting to the CEO, including the Chief Financial Officer and the Company Secretary.

1.3                   Powers delegated to Rinker’s management

The Board has delegated to the CEO the authority and powers necessary to implement the strategies approved by the Board and to manage the business affairs of the Rinker group within the policies and specific delegation limits specified by the Board from time to time.  The CEO may further delegate within those specific policies and delegation limits, but remains accountable for all authority delegated to executive management.

1.4                   Rinker’s Chairman and Deputy Chairman

The Chairman is appointed by the Board and must be an independent, non-executive director.

The role of the Chairman includes:

•                  leading the Board, including ensuring that board meetings are conducted in an open and professional manner and that all directors know that they are expected to be well informed and are encouraged to express their views forthrightly, without fear or favor, leading to objective, robust analysis and debate;

•                  representing the views of the Board to shareholders and the public;

•                  conducting meetings of shareholders in an open, democratic manner and providing a reasonable opportunity for shareholders (as a whole) to express their views and to ask questions of the Board, management and the external auditors;

•                  ensuring that new directors are properly briefed on the terms of their appointment and their rights, duties and responsibilities; and

•                  setting an example of the culture and values for which Rinker stands.

If appropriate, the Board may also appoint a Deputy Chairman to assist the Chairman from time to time and to act as chairman in the absence of the Chairman.  In Rinker’s current circumstances, the Board has determined it appropriate to appoint Marshall Criser, a US based director, to perform that role.

1.5                   The composition of Rinker’s Board

Rinker’s constitution provides for a minimum of five and a maximum of ten non-executive directors.  The Board has determined that currently, the appropriate number of non-executive directors is five.  All five non-executive directors have been determined by the Board to be independent.

The constitution also provides for a maximum of three executive directors.  In Rinker’s current circumstances, the Board has determined it appropriate that the Chief Executive Officer be the only executive director on the Board.

The Board Charter specifies that the majority of Rinker’s directors must be independent (see criteria below).  Under Rinker’s constitution, non-executive directors will always comprise a majority of the Board.

With assistance from the Board’s Nominations Committee, the Board strives to ensure that it is comprised of strongly performing individuals of the utmost integrity and whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker’s present and anticipated future needs.  Specific duties have been assigned to the Nominations Committee (as set out in the Nominations Committee Charter) to support that objective.  Membership of the Nominations Committee (all members are independent non-executive directors) and attendance at its meetings is set out on page 106.

Details of current directors, including their skills, experience, qualifications, length of service and current term of office are set out on pages 79-81.

1.5.1                     How Rinker assesses the independence of directors

The Board’s policy on assessing independence has been formed after consideration of recent developments in Australia and the United States, including criteria established by:

•                  ASX Corporate Governance Council;

•                  Australian Investment and Financial Services Association (the “IFSA Blue Book”);

•                  US Sarbanes-Oxley Act of 2002 and SEC rules; and

•                  Corporate Governance Rules of the NYSE.

The Board’s overarching test for independence is whether a director is:

“Independent of management and free from any business or other relationship that could materially interfere with (or could reasonably be perceived to materially interfere with) the exercise of their unfettered and independent judgment.”

In determining whether this test is satisfied, the Board applies the threshold criteria set out below to determine whether there are any indicators of matters that may impair a director’s unfettered and independent judgment.

The Board may determine that a director is independent even though one or more of the threshold criteria below are not met, in which case the Board will publicly disclose its reasons for making that determination.

Similarly, the Board recognizes that in certain circumstances it is possible that a director may not be independent, even if the threshold criteria are met.

In considering independence, the Board will distinguish between a relationship that may have the potential to give rise to, on isolated occasions, a narrow, discrete and immediately identifiable conflict of interest (that can be completely quarantined by the Board’s conflict of interest procedures) and a relationship that has the potential to affect the director’s underlying objectivity or independence of mind.

The Board tests the independence of directors at least annually.  In addition, each director is required to promptly provide the Board with any new information that may be relevant to that director’s independence.  The Board will promptly consider any such information and then re-assess its determination of that director’s independence.

The Board will disclose, in each annual report, its determination of whether each director is independent or non-independent.

At the date of this annual report, the Board has determined that each of its non-executive directors is, in fact, independent and that none of the threshold criteria set out below have been triggered.

1.5.2                     Rinker’s threshold criteria for assessing independence:

a.     The director is not a member of management within the Rinker group.

b.     The director is not a substantial shareholder (as defined in section 9 of the Corporations Act 2001) of Rinker or an officer of, or otherwise associated directly with, a substantial shareholder of Rinker.

c.     Within the last three years neither the director, nor an immediate family member (as defined in the Board Charter) has been employed in an executive capacity by any company in the Rinker group or has been a director after ceasing to hold such employment.

d.     Within the last three years neither the director nor an immediate family member has been a principal of an auditor or of any material professional adviser or of a material consultant to any company in the Rinker group or an employee materially associated with any such service provided.

e.     Within the last three years neither the director, nor an immediate family member, has been employed by an entity that had an executive officer of a company in the Rinker group on its compensation committee.

f.      The director does not hold cross-directorships or have other significant links with other directors through involvement in other companies or bodies where those cross-directorships or links could materially interfere with the director’s unfettered and independent judgment.

g.     Neither the director, nor an immediate family member, is a material supplier or customer of the Rinker group or an officer of, or otherwise associated directly or indirectly with, a material supplier or customer.  In this context the supplier or customer shall be deemed to be ‘material’ if payments to or from that customer or supplier exceed 2% of the consolidated gross revenue of either the Rinker group or of that customer or supplier.

h.     The director has no material contractual relationship with a company in the Rinker group other than as a director, nor does the director receive additional compensation from any such company, apart from approved director’s and committee fees.

i.      The director has not served on the Board for a period, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Rinker group.

j.      The director satisfies the independence criteria specified from time to time by the NYSE.

Critically, in addition to the above threshold criteria, the Board is required to determine whether the director is independent in character and judgment.

Directors who currently sit on Rinker’s Audit Committee satisfy the additional independence criteria specified under the US Sarbanes-Oxley Act of 2002.

1.5.3                     Materiality

The Board, in part, determines whether a relationship with a professional adviser or consultant is material by assessing whether payment for the services provided is 5% or more of the expenditure by the Rinker group on professional or consulting services or is 5% or more of the revenue of the relevant professional adviser or consultant.

Because there are inherent weaknesses in mechanically applying quantitative criteria, the Board will always strive to determine the true substance of any relationship that may call a director’s independence into question.  Qualitative aspects of materiality will be closely considered, including the strategic significance and underlying nature of the relationship.

While disclosure will automatically be made if the quantitative threshold is exceeded, a relationship will not be regarded as immaterial simply because it involves payments that fall below that quantitative threshold.

Rinker director John Arthur and his spouse are partners in the law firm Gilbert & Tobin (“G&T”).  The Board specifically examined the fact that G&T had undertaken matters relating to businesses now conducted by companies in the Rinker group in the past (commencing many years prior to their joining G&T) and could potentially do so in the future.  In recognizing the potential sensitivity of the connection, the Board undertook that examination even though the materiality threshold outlined above had not been remotely approached.

The Board determined that:

•                  neither Mr. Arthur nor his spouse had ever personally acted in any such matters and would not do so in future;

•                  Mr. Arthur had not and would not seek to influence any decision on whether or not a company in the Rinker group should use G&T;

•                  Mr. Arthur had never received, nor would in future receive, any additional financial benefit (that is, apart from normal partnership distributions – there being more than 40 partners in G&T) or other recognition or benefit of any nature whatsoever by G&T in connection with any matters carried out by G&T for a company in the Rinker group;

•                  there were no other aspects of the relationship with G&T that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of Mr. Arthur’s unfettered and independent judgment; and

•                  it would be against Rinker’s best interests to restrict its long-standing policy that in each case the most appropriate lawyer for a particular matter be engaged, by refusing to consider any lawyer working for G&T.

1.6                   Appointment, election and re-election of Rinker directors

The Board’s Nominations Committee has specific duties (set out in its Charter) to assist the Board in assessing the skills required by the Board from time to time and in identifying candidates for potential appointment to the Board.

When it is appropriate to appoint a new director and a suitable candidate has been found, the Chairman ensures that prior to appointment, the candidate understands, and agrees to, the Board’s expectations of that candidate including, in particular, the time commitment and nature and quality of contribution required.  A formal letter of appointment is provided to the proposed director which includes (among other things) the terms and conditions of appointment, the Board Charter and the charters of each committee, Rinker’s constitution, details of future Board and committee meetings, indemnity and insurance arrangements and details regarding remuneration, expenses and superannuation.

In accordance with ASX Listing Rules, the Corporations Act 2001 and Rinker’s constitution, non-executive directors are subject to re-election by rotation at least every three years and new directors appointed by the Board are required to seek election at the first general meeting of shareholders following their appointment.  Non-executive directors are required to agree not to seek re-election after serving three three-year terms, unless the Board specifically requests the director to remain, to enable the Board to accommodate unforeseen and unusual circumstances that may exist at the time the director would otherwise leave the board.

Before each general meeting the Nominations Committee is required to make recommendations to the Board regarding the Board’s support for the re-nomination of each non-executive director who will retire at that meeting.  Notices of the meetings at which directors are standing for election or re-election will provide details of the relevant directors’ skills, experience, age and qualifications, the Board’s assessment of their independence, other directorships they hold, their time in office and a statement as to whether the Board recommends the individual’s election or re-election.  Each director standing for election or re-election will be invited to briefly introduce themselves to shareholders at the general meeting.

Rinker’s constitution provides that an executive director’s office automatically becomes vacant upon his or her cessation of employment, unless the Board determines (prior to that cessation of employment) that the director will remain in office as a director for a specified period that may not exceed 12 months.

1.7                   Rinker’s Board meetings

The Board meets as often as the directors determine is necessary to fulfill their responsibilities and duties.  Details of board and committee meetings held during Rinker’s most recent financial year and each director’s attendance at those meetings is set out in the table on page 106.  Because of the international nature of the Rinker group’s operations, Rinker’s directors are required to travel substantially.  The dates and locations of scheduled meetings are generally agreed at least a year in advance.  However the Board always retains flexibility to reschedule meetings or to schedule additional meetings if significant issues arise outside the planned program of meetings.

The Board aims to strike an appropriate mix between meetings held in Australia, meetings held in the United States and meetings conducted by video-conference or other electronic means.

Board and committee papers are distributed sufficiently in advance of each meeting to afford directors adequate time to fully consider the material before the meeting.

The Board at least annually reviews the overall content of its meeting agendas and Board and Committee papers as part of the Board’s performance review process (this must also be done at any other time on the request of any director).  The Company Secretary is required to prepare a draft agenda for each meeting, which is finalized by the Chairman in consultation with the CEO.  In addition, any director may require a matter to be placed on the Board’s agenda.

Independent non-executive directors meet on a regular basis, without any executive director or other member of management present.  The Chairman presides over these meetings.  Interested persons may raise issues with the Chairman for consideration by the non-executive directors – contact details are available on Rinker’s internet site.  Whenever necessary to ensure that a discussion on sensitive matters may be conducted plainly and openly, the Chairman will request executive directors and other members of management who may be present to temporarily leave the Board meeting.  If necessary, the Chairman will call a separate formal meeting of non-executive directors.

Subject to any need for the directors to meet in private, the Company Secretary and, at the Chairman’s invitation, the Chief Financial Officer, attend all Board meetings.

Senior managers who report to the CEO are expected to make personal presentations to the Board regularly — including once at the Board’s annual budget and strategy meeting with management and on other appropriate occasions to provide an in depth review of the performance and issues of the business for which they are responsible.  Other managers are invited to attend such sessions when appropriate.

Directors are expected to participate actively in debate at Board meetings and to bring independent judgment to bear.  Constructive differences of opinion and robust debate are fundamental to the effective operation of the Board.  Any director may request matters of concern to be recorded in Board minutes.

In accordance with the Board’s Policy for obtaining independent professional advice, the Board, each committee of the Board, and each individual director have the right to obtain independent professional advice at Rinker’s expense to assist them to carry out their duties.  For individual directors, the prior approval of the Chairman is required, but may not be unreasonably withheld.  If such consent is withheld, the Board must be promptly informed and the director may then seek Board approval to obtain such advice.  This right to obtain independent professional advice was neither exercised nor sought to be exercised during the year.

1.8                   Rinker’s Board committees

The Board has established the following committees to advise and support the Board in carrying out its duties:

•                  Audit Committee (see Charter);

•                  Safety, Health & Environment Committee (see Charter);

•                  Remuneration & Human Resources Committee (see Charter); and

•                  Nominations Committee (see Charter).

Each committee has a written charter which addresses the committee’s composition, overall responsibilities, specific duties, reporting obligations, meeting frequency and arrangements, authority and resources available and provisions for reviewing the committee’s charter.

The composition of each committee and the attendance of their members at meetings is set out in the table below.

Directors’ attendance at board and committee meetings

Year Ended March 31, 2004		Board		Audit Committee		Remuneration & Human Resources Committee		Nominations Committee		Safety, Health & Environment Committee
Name	Notes	(A)	(B)	(A)	(B)	(A)	(B)	(A)	(B)	(A)	(B)
John Arthur	(1)	11	11	4	4	1	1	1	1	4	4
John Ballard	(2)	5	6
David Clarke	(3)	11	11
Marshall Criser	(4)	9	9	5	5	5	5	1	1
John Ingram	(5)	5	5	1	1	0	0	1	1
John Morschel	(6)	11	11			5	5	1	1	4	4
Walter Revell	(7)	9	9	5	5			1	1	4	4

Legend:

Current Member	Current Chairman

Notes:

(A)      shows number of meetings attended while the Director was a member of the Board or Committee

(B)        shows number of meetings held while the Director was a member of the Board or Committee

(1)          John Arthur retired from the Audit Committee on December 1, 2003 and was appointed to the Remuneration and Human Resources Committee on December 1, 2003

(2)          John Ballard retired from the Board on October 1, 2003

(3)          As an executive director, David Clarke is not a member of any committees

(4)          Marshall Criser was appointed to the Board on April 12, 2003

(5)          John Ingram was appointed to the Board on October 1, 2003.  He was appointed to the Audit Committee on December 1, 2003 and was appointed Chairman of the Remuneration & Human Resources Committee on March 18, 2004

(6)          John Morschel retired as Chairman of the Remuneration & Human Resources Committee on March 18, 2004

(7)          Walter Revell was appointed to the Board on April 12, 2003

1.9                   Induction, access to information and continuing education for Rinker directors

Upon joining the Board, and in addition to their letter of appointment, new directors are provided with a comprehensive information pack, special briefings from management and, at the earliest practical opportunity, take part in visits to key operations in the United States and Australia to assist them to rapidly understand the Rinker group’s businesses, strategies, people, culture, policies and other key issues.

With the consent of the Chairman, which may not be unreasonably withheld, any director may attend (at Rinker’s expense) briefings, lectures or courses that the director believes will assist in further developing the director’s knowledge and understanding of either his or her duties and responsibilities as a director or of issues clearly pertinent to the Rinker group’s businesses.

To assist directors to maintain their understanding of the group’s businesses and to assess the people running them, senior managers brief the Board regularly in person.  Site visits and briefings are organized as frequently as is practical.  Subject to safety requirements, directors have unrestricted access to employees during such visits.  External professionals and consultants also brief the Board when appropriate.

All directors have direct access to the Company Secretary and General Counsel, who is required to provide guidance on corporate governance issues and developments and to provide assistance on all other matters reasonably requested by directors.  The Company Secretary and General Counsel monitors compliance with the Board Charter and other policies and procedures and is accountable to the Board, through the Chairman, on all corporate governance matters.

Directors have unrestricted access to Rinker’s records and information.  If the Board or an individual director seeks information, the CEO is required to take all reasonable steps to ensure that no material information is withheld and that no misleading impressions are conveyed.

Comprehensive performance reports are provided to directors monthly, regardless of whether a Board meeting is scheduled for that month.

1.10            Performance reviews of the Rinker Board

Through its Nominations Committee, and using the services of an independent third party, the Board undertook a formal review (which will be conducted annually) of the performance of the Board, its committees, and individual non-executive directors.  The review was undertaken in March/April 2004, and a report on its findings and recommendations was presented to the Board in May 2004.  The review was initially conducted by way of questionnaire, with the opportunity for follow-up discussions if any director, or the independent third party, thought it would be beneficial to do so.  The review indicated a fundamentally sound state of health in all key areas.

Matters canvassed in the performance review included:

•                  the effectiveness of the Board and each committee in meeting the requirements of their charters, and any amendments that should be made to those charters;

•                  the contribution, effort and time commitment made by individual directors, both at Board meetings and in their other responsibilities;

•                  the effectiveness of the Chairman in leading the Board;

•                  the quality of debate and discussion at Board meetings;

•                  the quality of the relationship between non-executive directors and management;

•                  the quality and timeliness of Board agendas, Board papers and secretarial support services;

•                  the suitability of the blend of skills, experience, qualifications and personal characteristics represented on the Board and an identification of any current or potential gaps; and

•                  any other significant matters that arose during the process.

Through the Remuneration & Human Resources Committee, the performance of the CEO (and other executive directors, if any) is separately and formally reviewed each year.  The review evaluates performance against pre-set financial and non-financial goals.

1.11            Rinker’s safeguards against conflicts of interest

Rinker’s directors are required to take all reasonable steps to avoid any action, position or interest that conflicts with an interest of the Rinker group, or could reasonably be perceived to represent a conflict.  This is one of the elements of Rinker’s Code of Business Ethics – a code that applies to all directors, management and other employees.

If a director has a material personal interest in any matter that concerns the affairs of the Rinker group, he or she must give the other directors immediate notice of such interest.  Such notice is to be provided in writing (although the director may first advise the matter personally) to the Company Secretary, who shall ensure it is brought to the attention of other directors.

If a potential conflict arises, the director concerned does not receive the relevant Board papers and is required to withdraw from the Board meeting while such matter is considered.  The director must not endeavor, in any other manner, to exercise any influence in connection with the Board’s consideration of such matter.

If a significant conflict of interest arises that is not capable of being completely quarantined by the above procedure, and which has the potential to affect a director’s underlying objectivity or independence of mind, the Chairman, after consultation with the director, may request the director to resign.

1.12            Shareholding requirements for Rinker directors

Rinker’s constitution requires each director to hold a minimum of 2,000 Rinker ordinary shares (or the equivalent in Rinker ADRs) in their own name.

In addition, the Board’s policy is that each non-executive director be encouraged to acquire Rinker shares or ADRs, with a value equivalent to not less than one year’s director’s fees, within a reasonable time of joining the Board, and that such Rinker shares or ADRs continue to be held while remaining on the Board.

The Board’s policy also encourages the CEO to acquire Rinker shares or ADRs, with a value equivalent to three years of the CEO’s base compensation, within a reasonable time and that such Rinker shares or ADRs continue to be held while remaining as CEO.

Directors’ interests in Rinker shares (including Rinker ADRs) are set out below.

As at May 25, 2004	Relevant Interest 2004	Relevant Interest 2003		Additional Economic Interest 2004*	Total Economic Interest 2004
John Arthur	25,458	17,663
David Clarke	260,414	188,694		245,026	505,440
Marshall Criser	34,000	10,000
John Ingram	15,000		**
John Morschel	51,333	39,640
Walter Revell	20,000	2,000

*                 Mr. Clarke has an additional exposure to movements in Rinker’s share price by virtue of his election to invest in “notional Rinker shares” under Rinker’s SERP, a plan in the United States to which employees and employers make contributions.  The interest of Mr. Clarke shown in this column is economic only – “notional Rinker shares” do not currently carry any rights in connection with Rinker ordinary shares or Rinker ADRs.

**          Mr. Ingram was appointed to the Board on October 1, 2003.

1.13            Restrictions on share dealings by Rinker’s directors and employees

Directors and employees are subject to Australian and US legal restrictions on buying or selling Rinker securities while in possession of price sensitive information that has not been disclosed to the market (known as ‘insider trading’).

Rinker has adopted a Policy on dealings in shares by Rinker directors and employees that places additional restrictions on the ability of directors and employees to trade in Rinker’s shares, designed to minimize the risk of actual or perceived insider trading.  Regular monthly purchases by the trustee of Rinker’s Employee Share Acquisition Plan, on behalf of directors and employees, are permitted to continue throughout the year in accordance with standing instructions.  However, those standing instructions may not be changed outside the limited ‘trading windows’ identified in the policy.

In accordance with ASX Listing Rules, Rinker is required to notify ASX, within five business days, of any sale or purchase of Rinker securities by a director.  This notification is also filed publicly by Rinker with the SEC (on Form 6-K).  To enable Rinker to fulfill this obligation, each director has entered into an agreement with Rinker under which the director is required to notify the company of any such sale or purchase as soon as reasonably practicable, and in any event within three business days.

2.     Rinker’s shareholders

2.1                   Communications strategy

Rinker is committed to providing shareholders with extensive, transparent, accessible and timely communications on company activities, strategy and performance.

The primary tools used to communicate with shareholders include:

•                  releases to ASX and SEC/NYSE in accordance with continuous disclosure obligations;

•                  extensive use of Rinker’s internet site (www.rinkergroup.com);

•                  annual report;

•                  half-yearly results summary;

•                  annual general meeting (“AGM”);

•                  e-mail distribution of company releases, reports, and other communications; and

•                  media coverage of significant announcements.

Rinker’s communications program includes:

•                  posting on Rinker’s internet site of all announcements and reports to the market, immediately following release by ASX;

•                  annual report and half-yearly results summary mailed to shareholders (unless requested otherwise) and posted on Rinker’s internet site for downloading;

•                  e-mail alerts to shareholders (upon request) informing them of significant announcements and the availability of reports on Rinker’s internet site;

•                  AGM, results briefings to media and analysts, quarterly business updates and conference calls with analysts are all webcast live and archived for later viewing on Rinker’s internet site;

•                  other major briefings, presentations and management speeches are immediately posted on Rinker’s internet site;

•                  site visits and strategy briefings are provided for fund managers and analysts – all new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker’s internet site; and

•                  ‘MY RINKER’ employee newsletters posted on Rinker’s internet site.

Shareholder questions about Rinker:

•                  Shareholders can send questions by e-mail to: investorrelations@rinker.com.au

•                  Other contact details (telephone, facsimile & mail) to facilitate shareholder questions are provided on Rinker’s internet site and in the annual report.

Shareholder participation at Rinker AGMs:

•                  shareholders are encouraged to attend Rinker’s AGM each year, to ask questions and to exercise their voting right;

•                  at Rinker’s request, our external auditor has undertaken to attend each Rinker AGM to be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report;

•                  shareholders who cannot attend in person are encouraged to lodge a proxy and to view the live webcast;

•                  addresses by the Chairman and the CEO, together with any relevant presentation materials, are released to ASX and the SEC and posted on Rinker’s internet site concurrently with the AGM;

•                  voting results (including a summary of proxy voting) on matters considered at the AGM are released to ASX and the SEC and posted on Rinker’s internet site as soon as they are determined; and

•                  a report on the AGM is provided to shareholders on request and is posted on Rinker’s internet site.

2.2                   Market disclosure policy

Rinker’s ordinary shares are listed on ASX and its ADRs are listed on NYSE.  Rinker must comply with disclosure obligations in both Australia and the US.

Rinker’s Market Disclosure Policy, coupled with its communication strategy referred to above, is designed to put into practice Rinker’s commitment to:

•                  provide relevant information about the company, its performance and activities to the market in strict compliance with its disclosure obligations under Australian and US law;

•                  avoid selectively disclosing price sensitive information; and

•                  take all reasonable steps to provide all shareholders and other interested parties with equal access to information that is made available to the market.

3.     Rinker’s ethical culture

Rinker’s Code of Business Ethics applies to all directors, officers and employees within the Rinker group.

The key elements of the code include:

•                  acting within the law and Rinker’s policies;

•                  acting with integrity;

•                  acting responsibly with respect to all stakeholders, including fellow employees, customers, communities, shareholders and suppliers;

•                  conflicts of interest;

•                  integrity in financial reporting;

•                  respecting the value and confidentiality of information;

•                  a drug-free, safe and healthy working environment; and

•                  safeguarding company assets and resources.

All executives are required to certify annually, in writing their knowledge of and compliance with the Code.  A ‘hotline’ telephone number is available for confidential reporting of concerns or suspected violations.  Anonymous reports may also be made.  The Code protects any employee who makes a report in good faith from indignity or retaliation.

Rinker has also established a separate Policy on dealings in shares by Rinker directors and employees.

4.     Remuneration within Rinker

Rinker’s Board has established a Remuneration & Human Resources Committee, the main role of which (as set out in its charter) is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to:

•                  providing sound remuneration and employment policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker’s shareholders;

•                  fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker’s performance, the performance of the relevant executive and employment market conditions; and

•                  evaluating potential candidates for executive positions, including the Chief Executive, and overseeing the development of executive succession plans.

All members of the Committee are independent non-executive directors.  Its charter is available on Rinker’s internet site.  Attendance at its meetings is set out on page 106.

The Board and the Committee recognize that while remuneration is important in recruiting, retaining and motivating highly talented and effective people, other factors also play a major role.  These include Rinker’s corporate reputation, its ethical culture and business values, its executive leadership, and its other human resources policies.

Rinker has prepared a separate Remuneration Report, set out on pages 83-97 of this annual report.  Among other things, the report:

•                  explains the structure of, and rationale behind, Rinker’s remuneration practices and the link between the remuneration of employees and Rinker’s performance;

•                  sets out remuneration details for each director and for each member of Rinker’s senior executive management team;

•                  makes clear that the basis for remunerating non-executive directors is distinct from the basis for remunerating executives; and

•                  explains that benefits under the former retirement benefit plan for non-executive directors have been frozen.

With the exception of USP, described at the beginning of this statement, no current or proposed equity-based remuneration within Rinker involves the issue of new shares.  All shares for equity plans are purchased on-market and the relevant cost expensed in accordance with accounting standards.  The Board has noted clarification that ASX Recommendation 9.4, relating to shareholder approval of equity based executive remuneration plans, is intended to apply only to plans involving the issue of new shares, that is plans that dilute the holdings of existing shareholders.  Even so, for reasons explained in the following paragraph, the Board is satisfied that shareholders will be afforded adequate opportunity to consider and pass comment on such plans, which are fully explained in the Remuneration Report.

The Board is sensitive to current shareholder sentiment and concern in connection with corporate remuneration practices generally and recognizes the likely direction of future legislation.  In response to this, the Board has elected to submit the Remuneration Report to shareholders for consideration and adoption by way of a non-binding vote at Rinker’s AGM on July 20, 2004.

5.     Integrity of Rinker’s financial reporting

The primary responsibility of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to:

•                  the integrity of Rinker’s financial reporting;

•                  compliance with legal and regulatory requirements, including Rinker’s Code of Business Ethics;

•                  the external auditor’s qualifications and independence;

•                  the system of risk management and internal controls that management has established and the process of internal and external auditor review of internal control; and

•                  the performance of Rinker’s internal audit function and external auditors.

All members of the Audit Committee are independent non-executive directors.  Its charter is available on Rinker’s internet site.  Attendance at its meetings is set out on page 106.

Because Rinker is registered with the SEC, under US law the Audit Committee is required to be directly responsible for the appointment, compensation, retention and oversight of the external auditor and the pre-approval of all auditing and permitted non-audit services performed by the external auditor.  Under the Corporations Act 2001, the company in general meeting must approve the removal of external auditors and the appointment of new external auditors, giving rise to a potential inconsistency.  Rinker will give effect to the provisions of the Corporations Act 2001 to the extent of any inconsistency, giving shareholders ultimate authority in such circumstances.

The Audit Committee annually reviews the qualifications, performance and independence of the external auditor.  Further details of the matters taken into account in reviewing performance and assessing independence are set out in its charter.  Those matters, together with a review of the external auditor’s proposed work plan for the coming year and an assessment of the external auditor’s ability to conduct an effective, comprehensive and complete audit for an agreed fee, are the key factors in determining whether to appoint the incumbent external auditor for a further year or to seek the appointment of a new external auditor.

The lead and concurring partners of Rinker’s external auditor must be rotated at least every five years, followed by a five-year minimum ‘time out’ period.  Other audit partners on the engagement team must be rotated at least every seven years, followed by a minimum two-year ‘time out’ period.

Rinker’s Chief Executive Officer and Chief Financial Officer are required to state in writing to the Board that Rinker’s financial reports present a true and fair view, in all material respects, of Rinker’s financial position and performance and are in accordance with relevant accounting standards.

6.     Oversight of risk within Rinker

The Board is responsible for the Rinker group’s system of internal control and for reviewing its effectiveness in meeting Rinker’s objectives, with the goal of achieving a responsible assessment and mitigation of risks.  This includes reviewing financial, operational and compliance controls and risk management procedures.

The Board has established a process for identifying, evaluating and managing significant risks faced by Rinker.  The process is reviewed annually and was in place during the year ended March 31, 2004 and up to and including the date of approval of the 2004 annual report and financial statements.

Rather than having a single risk policy, Rinker has specific policies and processes for addressing the key areas of business risk, financial risk, financial integrity risk and compliance risk.  Relevant policies cover areas such as limits of authority, ethics and integrity, compliance with laws and regulations, treasury management, safety, health and environment and human resources.

Rinker’s management is responsible to the Board for managing, reporting upon and implementing strategies to address those risks.  In addition to formal strategic planning sessions, monthly reports to the Board identify issues that represent business, financial and compliance risks, and include updated information on key economic indicators.  The Audit Committee reports to the Board on financial and financial integrity risks and the group’s risk management systems overall.  The Safety, Health & Environment Committee and the Remuneration & Human Resources Committee report to the Board on risks (mainly business and compliance risks) relating to matters within their charters.

Rinker is subject to economic risks in its markets, including variations in demand across the construction industry economic cycle, the level of government funded construction projects, interest rates, competition, and sources and prices for purchased goods and services.  An important part of Rinker’s strategy is growth through acquisitions, and there is a risk that future acquisition opportunities may not be as attractive as past opportunities or may fail to achieve target returns.  Disruptive events such as labor disputes, severe weather, natural disasters, or terrorist activities could affect day-to-day operations.  Rinker must also manage risks of breaches of compliance with health, safety, environmental, land use, trade practices, and other laws and regulations, and contractual obligations.

Rinker has adopted the Committee of Sponsoring Organizations framework (1992 COSO framework) as its risk management and internal control framework.  Controls are assessed at both the entity and activity levels.

Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and face-to-face reports to the Board, its committees, and to senior management.  The Board receives and reviews minutes of the meetings of each Board committee.

Some risks, such as natural disasters, cannot be mitigated to an acceptable degree using internal controls.  Such major risks are transferred to third parties through insurance coverage, to the extent considered appropriate.

During the year, Rinker established a Disclosure Committee, drawn from management, which is responsible for reviewing the effectiveness of the group’s controls and procedures for the public disclosure of financial and related information.  This committee presents the results of its review to executive management and directors.

In the course of approving Rinker’s financial statements and notes thereto for the year ended March 31, 2004, the Board considered certificates from the Chief Executive Officer and the Chief Financial Officer stating that, in the opinion of those officers:

•                  the integrity of Rinker’s financial statements and notes thereto was founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the Board; and

•                  Rinker’s risk management and internal compliance and control systems, to the extent they relate to financial reporting, were operating effectively in all material respects, based on the 1992 COSO framework.

7.     NYSE Corporate Governance Rules

Because Rinker’s ADRs are listed on the NYSE, Rinker will be required to disclose any significant differences between its corporate governance practices and the NYSE corporate governance rules.

Although this requirement is not mandatory until Rinker’s 2005 annual report, Rinker has elected to make the disclosure this year.  There are two potentially significant differences, set out below.

Under the NYSE rules, the Nominations Committee is required to develop and recommend to the Board a set of corporate governance principles applicable to the corporation.  In Rinker’s case, the Board as a whole has developed and adopted Rinker’s corporate governance principles.  The Board believes that this is appropriate for Rinker, particularly given that five of Rinker’s six directors, including the Chairman and Deputy Chairman, are independent, non-executive directors.

To provide checks and balances on the potential dilution resulting from the process of earmarking shares to be used for equity-based awards to employees and directors, the NYSE rules generally require that all ‘equity-compensation plans’ be approved by shareholders.  The NYSE rules define an ‘equity-compensation plan’ broadly to include plans involving both newly issued shares and shares acquired on-market.

With the exception of its Universal Share Plan (“USP”), all of Rinker’s other share plans involve shares acquired on-market and, therefore, are non-dilutive to shareholders.  Full disclosure is made of shares purchased under these plans and the costs are expensed and disclosed in accordance with accounting standards.  As described above (see ‘If not, why not’ disclosure), Rinker’s USP is open to all Australian employees who have been employed for at least one year.  Under the USP, those employees may annually acquire a small parcel of ordinary shares at market price and receive an equal number of additional shares for no further consideration.  Last year, a total of 324,700 shares (0.03% of issued capital) were issued to 1,219 employees under USP.  Half of those shares were purchased by employees at market price.

Rinker has not obtained shareholder approval for its share plans open to employees and directors.  However, the Board has elected to put its Remuneration Report, which includes details of all share plans, to shareholders for adoption by way of a non-binding resolution at Rinker’s AGM on July 20, 2004.

D.    Employees

As at March 31, 2004, Rinker group companies had a total of 13,772 employees.  A breakdown of employees by geographic location is set out below.

Employee numbers at March 31:

	2004	2003	2003-2004 % Change	2002
Rinker Materials, US	10,695	10,262	4.2%	8,667
Readymix Holdings (Australia)	2,520	2,162	16.5%	2,117
China	486	525	(7.4)%	570
Employed in operations	13,701	12,949	5.8%	11,354
Shared services (Australia)	59	68	(13.2)%
Rinker executive support (Australia)	12	13	(7.7)%
Total	13,772	13,030	5.7%

Note:  Represents full time equivalent employees. In 2002, shared services and Rinker executive support were employees of CSR and are therefore not included in the numbers above.

In the US, Rinker Materials provides certain non-union employees with a defined contribution retirement plan that allows employees to defer a portion of their salary in accordance with US Internal Revenue Service guidelines.  Pursuant to this plan, Rinker Materials matches a percentage of the employee contribution and makes a discretionary profit sharing contribution.  Additionally, in connection with certain acquisitions, Rinker Materials is obligated to maintain defined benefit retirement plans. Rinker Materials funds these defined benefit plans in accordance with government guidelines.  The Rinker Materials defined benefit pension plans had an estimated shortfall of US$20.2 million (A$26.8 million) at January 1, 2004, the date of the last unaudited actuarial review.  This deficit is being funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied.  Details are provided in “Item 5 – Operating and Financial Review and Prospects.”

Rinker Materials has approximately 70 different collective bargaining agreements with a number of unions.  These agreements, most of which have been in place for many years, cover about 4,000 employees with about 1,800 of these people covered by various chapters of the International Brotherhood of Teamsters each of which negotiates different agreements for its members, and about 1,300 covered by various chapters of the Laborers International Union, each of which negotiates different agreements for its members.  The terms of ongoing collective bargaining contracts vary with expirations ranging from 2004 to 2009. Rinker Materials, while covered by these various collective bargaining agreements, has experienced a relatively low level of industrial disruption over the past three years.  Rinker group’s relationship with its various labor unions may be characterized as mature and productive.

Readymix Holdings in Australia has approximately 59 enterprise bargaining agreements covering approximately 2,100 employees.  Major respondent unions include the CSR & Rinker Salaried Staff Association,  the Australian Workers Union, the Australian Manufacturing Workers’ Union and the Transport Workers Union.  Readymix Holdings administration, production, maintenance and transport employees are eligible for membership in these various unions.  The Readymix Holdings enterprise agreements or enterprise awards are registered with either the Australian Industrial Relations Commission or Queensland or New South Wales Industrial Relation Commissions.  The enterprise agreements and awards are underpinned by relevant industry awards and operate for fixed terms of various lengths (although they continue to operate after the expiry of those terms unless replaced by another agreement/award).   Salaried staff are employed under individual contracts of employment, which are underpinned by an award of the Australian Industrial Relations Commission and, in some cases, by enterprise agreements (which comprise about 20 of the total number of 59 mentioned above).  Over the past three fiscal years, industrial disputation has been minimal and Readymix Holdings believes that it has good relationships with its employees.

Employees covered by collective bargaining agreements generally receive pension and health benefits directly from the applicable union (with the exception of Australia).

In Australia, Rinker group entities participate in superannuation (pension) plans that will continue to provide ongoing benefits for employees.  Harwood Superannuation Fund (formerly the CSR Australian Superannuation Fund) provides ongoing benefits for the employees of the Rinker group entities in Australia (including expatriates in China and Hong Kong), with Rinker assuming responsibility to fund defined benefits and accumulation benefits for Rinker group employees.  Readymix Holdings is also a participating employer in the Monier PGH Superannuation Fund, which provide superannuation benefits for some employees.

Rinker group entities have comprehensive safety and health management systems.  These systems are designed to improve overall safety performance in all operations.  Recent initiatives relating to the management system include safety, health and environment management training for business managers and other frontline people, improving incident investigation practices, addressing potential occupational health hazards and integrating new acquisitions into the Rinker group management system approach.  In addition, the current safety, health and environment audit program is being revised and strengthened although many of Readymix Holdings sites continue to be audited externally to be in compliance with self-insurance requirements.

E.     Share Ownership

No director or senior manager has beneficial ownership of one percent or more of the voting securities.  Note 31 to the financial statements included elsewhere in this annual report shows actual shareholdings of directors, each of whom is required by Rinker’s constitution to own a minimum of 2,000 shares in his or her name.  As at March 31, 2004 the holdings of directors and senior management of Rinker, as a group, of Rinker’s voting securities were as follows:

Title of Class	Identity of Person or Group	Number Owned	Percent of Class
Ordinary shares	Directors and senior management	1,204,425	0.13%

As at March 31, 2004, 1,891,150 ordinary shares were owned by current senior managers or other employees of Rinker group entities under Rinker employee equity plans.

No options to acquire Rinker shares are held by any directors, members of senior management or other employees as at June 15, 2004.

Item 7                                      Major Shareholders and Related Party Transactions

A.            Major Shareholders

Rinker is not directly or indirectly controlled by another corporation or by any foreign government and does not know of any arrangement the operation of which may at a subsequent date result in a change of control of Rinker.

As at June 4, 2004 there were five registered holders known to Rinker of more than 5 percent of Rinker’s outstanding voting securities.  Westpac Custodian Nominees Limited held 166.3 million ordinary shares or 17.6 percent of Rinker’s issued capital.  National Nominees Limited held 166.8 million ordinary shares, or 17.7 percent of Rinker’s issued capital.  J P Morgan Nominees Australia Limited held 92.0 million ordinary shares or 9.8 percent of Rinker’s issued capital.  Citicorp Nominees Pty Limited held 61.8 million ordinary shares or 6.6 percent of Rinker’s issued capital.  RBC Global Services Australia Nominees Pty Limited held 51.1 million ordinary shares, or 5.4 percent of Rinker’s issued capital.  The shares are held as nominee for numerous beneficiaries, most of whom are believed to be pension funds but whose identity is not known to Rinker.

In addition, as at June 4, 2004, two beneficial owners of more than 5 percent of Rinker’s outstanding voting shares were known to Rinker.  These were Perpetual Trustees Australia Limited, holding 77,909,224 shares or 8.2 percent of Rinker’s issued capital and Wellington Management Company, LLP, holding 71,926,101 shares or 7.6 percent of Rinker’s issued capital.  None of these holders of larger blocks of shares have voting rights that are different from the rights of other shareholders.

As at May 24, 2004, 664,792 (0.1% of the total ordinary shares outstanding) fully paid ordinary shares are held by 1,174 shareholders who, on record, are resident in the United States.

Based on inquiries made of registered holders, Rinker estimates that as at April 30, 2004 approximately 254 million fully paid ordinary shares representing approximately 27% of total ordinary shares outstanding were beneficially owned by residents in the United States.

B.    Related Party Transactions

Relationship of directors

As at March 31, 2004, there were no interest free loans to the directors of Rinker and its subsidiary entities other than one interest free loan to a director of a subsidiary as noted at page 95. During fiscal year 2004, no directors of Rinker or any of its subsidiaries and their director-related entities have received or are entitled to receive any additional benefit, other than a benefit shown in “Item 6.B. - Remuneration details of executive directors and senior management” or the accompanying financial statements (specifically, Note 25 “Directors’ and executives’ remuneration”, Note 10 “Receivables” and Note 31 “Related party information”) by reason of a contract made by Rinker or a related party with the directors, or with a firm or company in which they have a substantial financial interest or over which they have a significant influence.

Transactions with directors and director-related entities

Related entities of Desmond Collins, a former executive director of Ballestrin Concrete Constructions Pty Limited (“Ballestrin”), a Readymix subsidiary entity in Australia, received fees for the rental of equipment, land and buildings (fiscal year 2004: A$91,000 (US$63,491); fiscal year 2003: none; fiscal year 2002: none).

Relationship with CSR

Separation matters

On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker from CSR.  Rinker was admitted to the official list of the ASX and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis).  In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003.

Prior to the demerger, Rinker was historically a 100% owned subsidiary of CSR.  As a result of the demerger, Rinker became a separately listed company and CSR and Rinker now operate independently of each other.

As part of the demerger transition process, CSR and Rinker have entered into various contractual arrangements dealing with the separation and the ongoing business relationships and operations between CSR and Rinker as independent companies as detailed below:

Property

As a result of the demerger, CSR’s beneficial 40% interest in Penrith Lakes Development Corporation Limited (“PLDC”), which extracts the majority of the aggregates for the Sydney region, was transferred to

Readymix.  Boral and Hanson own 40% and 20% respectively of PLDC.  Readymix has agreed to share future profits produced from land sales equally with CSR.  A significant portion of the PLDC land holdings have been identified as having potential, subject to planning approvals, for a major urban land development, creating approximately 4,900 residential lots.

Indemnity and claims management

CSR has granted Rinker, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by Rinker’s insurance) arising from any claim made against any of them arising from any actions or omissions, including negligence and other alleged torts, breach of contract or law or any other act committed, omitted or done by CSR or any of the businesses being conducted by members of the CSR group after the demerger (or businesses that would have been conducted by any member of the CSR group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises.   Rinker has granted CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by CSR’s insurance) arising from any claim made against any of them arising from any actions or omissions, including negligence and other alleged torts, breach of contract or law or any other act committed, omitted or done by Rinker or any of the businesses being conducted by members of the Rinker group after the demerger (or businesses that would have been conducted by any member of the Rinker group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises.

It is not clear at law whether these indemnities would be enforceable in respect of fines or pecuniary penalties of a penal nature.

In accordance with the indemnity, CSR and Rinker have agreed arrangements pursuant to which the economic and management responsibility for claims will be determined. CSR and Rinker have agreed to assist each other in respect of the conduct of claims to which the indemnity relates.

Further, CSR has agreed to indemnify Rinker, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of the demerger booklet, Rinker’s listing memorandum to the ASX or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by any member of the CSR group after the demerger (or businesses that would have been conducted by any member of the CSR group after the demerger except that those businesses have been closed before the demerger).

Rinker has agreed to indemnify CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of the demerger booklet, Rinker’s listing memorandum to the ASX or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by any member of the Rinker group after the demerger (or businesses that would have been conducted by any member of the Rinker group after the demerger except that those businesses have been closed before the demerger).

Insurance

Rinker is responsible for its own insurance arrangements, including directors’ and officers’ insurance following the demerger. However, the directors and officers of Rinker and CSR as of March 28, 2003 will continue to have the benefit of the directors’ and officers’ run off insurance held by CSR in respect of matters that occurred before the demerger took effect.

Statutory licenses

CSR and Rinker have agreed to cooperate and to act reasonably in relation to the transfer of statutory licenses from members of CSR group to members of the Rinker group.

Tax liability

The Rinker group is responsible for, and has indemnified CSR in respect of, tax liabilities relating to the businesses to be conducted by Rinker group companies after the demerger as though the relevant Rinker group companies had always owned and operated those businesses, and the CSR group is responsible for, and has indemnified Rinker in respect of, tax liabilities relating to the businesses conducted by the CSR group after the demerger.

Financial and tax assistance

Rinker and CSR have agreed to assist each other in relation to past and future financial and tax matters and each will allow the other access to records in connection with the preparation of tax returns or tax audits by the Australian Taxation Office or State Revenue authorities.

Business records

Rinker has agreed to maintain the business records transferred to it as part of the internal restructuring prior to the demerger for a period of seven years after the demerger and allow CSR to access and make copies of those records.

CSR has agreed to maintain any business records that relate to the Rinker group’s businesses and which were not transferred to the Rinker group as part of the internal restructuring for a period of seven years after the demerger and allow Rinker to access and make copies of those records.

Transition and shared services arrangements

Rinker and CSR have entered into an agreement pursuant to which CSR supplies, or procures the supply of, a variety of services to the Rinker group during a transitional period. It is expected that the transitional period will be completed for all services within fiscal year 2005.

The services provided include:

•                  Administrative and processing resources for payroll, employee share plan and general accounting services;

•                  Access to and use of certain IT environments and networks;

•                  Access to certain IT systems and resources so that Rinker may create its own version of those systems; and

•                  Access to shared premises.

CSR invoices Rinker monthly for the services provided. The services are charged at cost.  As at the date of this annual report, the Rinker group’s usage of these services has been as expected.

CSR is only liable for loss or damage suffered by Rinker where that loss or damage was due to the fraud or willful default of CSR.  CSR’s liability will be limited to the resupply of the service or payment for its resupply, at CSR’s option.

A party is able to terminate the agreement for an unremediated breach by the other or if an insolvency event happens to the other.  CSR is also able to terminate the agreement if Rinker proposes a scheme of arrangement with its members or a person obtains voting power (as that term is defined in the Australian Corporations Act 2001) of 50% or more in Rinker.

The CSR group and the Rinker group have each granted the other a consideration free license to use the copyright in certain works that are required for the business operations of the Rinker group and CSR group respectively.

Workers’ compensation arrangements

CSR and Rinker have entered into Deeds of Indemnity and Management Agreements relating to workers’ compensation claims based on incidents prior to the demerger.  The Deeds of Indemnity provide for indemnities in respect of common law and statutory workers’ compensation liabilities after the demerger, the key features of which are consistent with the following principles:

•                  Rinker is responsible for all common law and statutory workers’ compensation claims which have arisen or arise out of the businesses conducted by companies in the Rinker group after the demerger;

•                  CSR is responsible for all common law and statutory workers’ compensation claims which have arisen or arise out of the businesses conducted by companies in CSR group after the demerger; and

•                  Rinker has agreed to indemnify CSR in respect of any amounts CSR is required to pay as a consequence of a common law or statutory workers’ compensation claim for which Rinker is responsible.

Agency agreements have been executed by CSR and Rinker, whereby the party responsible for the payment of any claim is also responsible for its administration and defense.

Superannuation arrangements

The Harwood Superannuation Fund (previously CSR Australian Superannuation Fund) and the Monier PGH Superannuation Fund continue to provide ongoing benefits for employees of CSR and Rinker in Australia (including expatriates in China).  As determined by the CSR board prior to the demerger, as part of the demerger separation terms (having regard to, principally, the division of assets and liabilities between the respective entities to be demerged and the number of employees of each entity who were members of the Harwood Superannuation Fund), CSR and Rinker will each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of Harwood Superannuation Fund as at March 28, 2003, which will be revalued by the actuary at least annually.  Subject to that arrangement, Rinker and CSR are separately responsible for funding defined benefits and accumulation benefits for their respective employees and CSR continues to be responsible for pensioners and deferred members as at March 28, 2003.

C.    Interests of Experts and Counsel

Not applicable.

Item 8                                      Financial Information

A.            Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”  No significant change has occurred to the Rinker group entities since the date of the financial statements.

Legal Proceedings

Except as set out below, no company in the Rinker group is involved in any litigation the outcome of which is likely to have a material adverse effect on the business, financial position or financial performance of the Rinker group.

•                  Certain corporate entities within the CSR group that are currently defendants in litigation have sold businesses to Readymix.  To the extent such litigation concerns those businesses, Readymix, under the sale agreements, and Rinker, under the demerger agreements, have agreed to indemnify CSR in respect of any costs or liabilities arising in connection with that litigation. To the extent it is material, this litigation, together with other material litigation directly against companies in the Rinker group, is described below.

•                  Rinker Materials holds one and is the beneficiary of one other of 12 federal mining permits granted for the Lake Belt area in South Florida.  The permit held by Rinker Materials covers Rinker Materials’ SCL and FEC quarries.  Rinker Materials’ Krome quarry is operated under one of the other permits.  The FEC quarry is the largest of Rinker Materials’ quarries measured by volume of aggregates mined and sold.  See “Risk Factors — Operational and supply failures”.  Various governmental agencies are involved in litigation brought by environmental groups concerning the manner in which all 12 permits were granted.  The plaintiffs allege that the relevant governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all appropriate information when issuing the permits.  The plaintiffs seek to set aside the permits and to enjoin the relevant governmental agencies from granting further permits.  Although not named as a defendant, Rinker Materials has intervened in the proceedings to protect its interests.  The proceedings are at an early stage and therefore it is not possible to determine the likely outcome or what impact that will have on Rinker Materials’ operations.  If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries were ultimately set aside, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely result in increased costs and other adverse operational effects on Rinker Materials. However, Rinker believes that its permits were validly issued and does not believe that there is a material risk of such an outcome.

•                  In December 2001 TNT Australia Pty Limited (“TNT”) commenced proceedings in the Supreme Court of Victoria against CSR seeking damages and other relief in respect of alleged design and construction defects in concrete pavements and an office building completed by CSR’s former Constructions Services division in 1998.  TNT has also named the design and construct contractor and two directors of that contractor as defendants.  TNT is currently seeking A$20.6 million. CSR’s former insurer, Vero (previously Royal & Sun Alliance (“RSA”)), has advised that it will meet the claim.  Expert evidence suggests that there are a number of possible causes of the loss and damage alleged.  Accordingly, Rinker believes that CSR has good defenses to the claim, that CSR is entitled to indemnity from RSA and that, if CSR is found liable, other parties will be required to contribute to that liability.  The parties are preparing their evidence and no date has been set for determination of the claim.  In the event that CSR is found liable, Rinker is obliged to indemnify CSR in respect of that liability to the extent that it is not covered by insurance.

•                  In March 2003, the Australian Competition and Consumer Commission (“ACCC”) served notices on CSR Limited and Vacuum Oil Company Pty Limited, as the members of the CSR Emoleum partnership (“CSRE”), which required the production of a large number of documents. The ACCC is investigating whether CSRE may have engaged in anti-competitive conduct by (1) its acquisition of the asphalt plant of the Launceston City Council (“LCC”) and (2) its entry into a long-term asphalt wholesale supply contract with the LCC in 1999.

CSRE has met with the ACCC and has provided further information in support of its contention that CSRE has not contravened the Trade Practices Act.  The ACCC is assessing that information.

If proceedings are commenced, the ACCC may seek pecuniary penalties. The maximum penalty for a corporation is A$10 million for each contravention and for an individual is A$500,000 for each contravention.  The cost of defending such proceedings could be substantial. Also companies adversely affected by any misconduct could institute proceedings for recovery of damages. Rinker and Readymix have agreed to indemnify CSR in respect of CSR’s liability if CSRE is found liable.

Although Rinker Materials is currently named as a defendant in a number of asbestos claims in the United States (approximately 270 as at May 31, 2004) relating to the alleged sale of raw asbestos by CSR Limited, and has been named in other such claims in the past, to date it has never been held liable in response to any such claims and all resolved claims have been dismissed for no payment by Rinker Materials, usually with express agreement from claimant’s attorneys that Rinker Materials was not a proper party (CSR ceased such sales in 1966 and Rinker Materials was not formed until 1981).  Rinker has no reason to believe that these circumstances will change and does not believe such claims present a material risk of material liability.  Furthermore, CSR Limited has agreed to indemnify Rinker group companies in the event of any asbestos-related liabilities being imposed on them in respect of CSR’s alleged torts.  Accordingly, Rinker does not believe asbestos litigation against CSR will have a material impact on the business, financial position or financial performance of the Rinker group.

Dividend Policy

The directors’ intended dividend policy for Rinker is to distribute between 20-30% of available net profit after finance and income tax in the form of dividends, with an interim dividend payable in December of each year and a final dividend in July. The payment of dividends is subject to the discretion of the Rinker board. The level of dividends declared by the Rinker board is subject to a number of factors, including the financial results of the Rinker group, the general business environment, ongoing capital expenditure requirements, ongoing cash requirements, applicable law and any other factors the Rinker board may consider relevant.

The payment and amount of any dividends depends on the Rinker group’s current and future earnings, cash flow, financial condition and other factors.  Subject to the Australian Corporations Act 2001, the Directors may declare a dividend and set the amount and date for its payment.  Dividends are payable to shareholders of fully paid shares equally.  Generally, shares rank for dividend from their date of allotment.

During fiscal year 2003 Rinker paid a dividend of A$16.1 million to its sole shareholder prior to the demerger, CSR Limited.

Rinker declared a final dividend for the year ended March 31, 2003 of Australian dollar 7 cents (A$0.07) per share, 70% franked, totaling A$66.1 million, paid to shareholders on July 3, 2003.

In respect of the year ended March 31, 2004, Rinker declared an interim dividend of Australian dollar 6 cents (A$0.06) per share, 100% franked, totaling A$56.7 million, paid to shareholders on December 15, 2003.

Rinker declared a final dividend in respect of the year ended March 31, 2004 of Australian dollar 8 cents (A$0.08) 100% franked, totaling $75.6 million, payable on July 2, 2004.

Holders of Rinker ADRs, which each represent ten Rinker ordinary shares, are each entitled to a US$ dividend equivalent to A$0.80 per share, or ten times the final dividend per ordinary share.

B.    Significant Changes

No material matters or circumstances have arisen since the end of fiscal year 2004.

Item 9                                      The Offer and Listing

A.    Listing Details

Not applicable

Nature of Trading Market

The principal trading market for Rinker’s fully paid ordinary shares is conducted by the ASX.  Rinker ordinary shares were listed on the ASX for the first time on March 31, 2003 (on a deferred settlement basis).

In the United States, JPMorgan Chase Bank, as Depositary (the “Depositary”) issues ADRs evidencing ADSs.  Each ADS represents 10 ordinary shares.  The ADRs commenced trading on the NYSE on October 28, 2003.

The following table sets forth, for the months indicated, the high and low sales prices in A$ per ordinary share as reported by the ASX and the high and low sales prices in US$ per ADR as reported by the NYSE.

		Per Ordinary Share		Per ADR
		(A$)		(US$)
Month		High	Low	High	Low
2003	March 31 (opening on ASX)	5.00	4.85
	April	4.97	4.51
	May	4.85	4.50
	June	5.46	4.60
	July	5.32	5.02
	August	5.90	5.38
	September	5.98	5.48
	October 28 (opening on NYSE)	6.30	6.20	44.39	44.10
	October	6.57	5.60	45.20	44.10
	November	6.36	5.81	44.65	42.35
	December	6.59	5.81	48.95	42.70
2004	January	6.96	6.08	53.10	47.25
	February	7.08	6.33	55.80	49.37
	March	7.34	6.75	55.75	51.00
	April	7.38	6.70	54.50	49.45
	May	7.66	6.80	54.33	47.50
	June (through June 4)	7.75	7.51	54.10	52.65

At May 24, 2004, 944,994,496 ordinary shares were outstanding and were held by 95,391 holders of record.  As at May 24, 2004, 2,649,828 ADRs representing 26,498,280 ordinary shares, or 2.8 percent of the ordinary shares outstanding on such date, were held by an estimated 1,900 beneficial holders in the United States based on inquiries made of registered holders.

B.    Plan of Distribution

Not applicable.

C.    Markets

Rinker ordinary shares are listed on the ASX.  Rinker ADRs, representing its ADSs, are listed for trading on the NYSE.

D.    Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

Item 10                               Additional Information

A.            Share Capital

During the year ended March 31, 2004, Rinker issued 944.7 million ordinary shares on April 11, 2003 (as a result of the demerger from CSR Limited) and 0.3 million ordinary shares in August and September 2003 under the Employee Universal Share Plan (USP).

B.    Overview of the Rinker constitution

Rinker’s corporate organization and conduct is governed by its constitution (the “Constitution”). Set forth below is a summary of the provisions of the principal terms of the Constitution.

Company Objects & Purposes

Rinker is taken to be registered as a public company limited by shares under the Corporations Act 2001 of the Commonwealth of Australia (the “Corporations Act”) and is registered with Australian Business Number 53 003 433 118.

The Constitution became effective on March 28, 2003. The Constitution does not specify Rinker’s objects and purposes.  Rather, under section 124 of the Corporations Act, Rinker has the legal capacity and powers of an individual person.

Directors’ Powers & Qualifications

(a)       No director is permitted to vote or be counted in the quorum as a director in respect of any matter in which the director has a personal material interest unless permitted by the Corporations Act (clause 71.5).

(b)       Directors remuneration is to be determined by them from time to time and in such proportions and manner as they determine, provided that the aggregate remuneration paid to directors in any year must not exceed the amount approved in general meeting (clause 58).

(c)       In addition, every director is entitled to be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of directors of Rinker or any committee of the directors or general meetings of Rinker (clause 58.6).

(d)       Directors may exercise all the powers of Rinker to borrow money, charge property, issue debentures (or give other security) and provide guarantees for the company’s purposes (rule 47).

(e)       The Constitution does not contain any age limit requirement on the retirement of directors.

(f)        A director must hold 2000 fully paid shares in Rinker in his or her own name as a qualification for office (clause 64).

(g)       At each Annual General Meeting one third of the directors (or the nearest number to one third, rounded down) retire from the office and are subject to re-election. In any event, a director, other than the managing director, shall retire from office at the conclusion of the third Annual General Meeting after the general meeting at which he or she was last elected or re-elected.

Rights & Restrictions Attaching to Each Class of Shares

(a)       Rinker has only one class of shares, the ordinary class. The rights attached to ordinary shares include the right to dividends in the event that the directors declare them. Directors may determine that a dividend is payable, fix the amount, the date at which the entitlement accrues, date for payment and the method of payment.

(b)       Dividends, which have not been claimed for one year after having been declared, may be invested or otherwise made use of by the directors for the benefit of Rinker until claimed or disposed of according to law (clause 97).

(c)       The voting right attached to ordinary shares is the right to vote in person, by representative, attorney or proxy in general meeting.  There is no power to approve corporate matters by written consent.

(d)       On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll each shareholder may exercise one vote for each fully paid ordinary share held. Shareholders may not cumulate their votes.  In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up bears to the total amounts paid and payable, whether or not called, on the share when the poll is taken (clause 43.1).

(e)       In the event of a winding up, ordinary shares rank equally in the division of any surplus.

(f)        Shareholders cannot redeem ordinary shares.

(g)       The holders of fully paid ordinary shares have no further liability to Rinker in respect of those shares. The holders of partly paid shares are liable to Rinker once a call is made for the payment of the unpaid amount.

(h)       There is no provision in the Constitution that discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares unless such ownership leads to a partial takeover offer (see heading “Partial Takeover Approval” below).

(i)        The rights attached to any class of shares may be varied in accordance with the Corporations Act (clause 8.1).  Under the Corporations Act, rights of shareholders may be varied or cancelled only by a special resolution (75% majority of votes cast) of all shareholders, together with either a special resolution of the relevant class or with the written consent of shareholders with at least 75% of the votes in the class.  Any variation of class rights is subject to challenge by shareholders with at least 10% of the votes on grounds of unfair prejudice.

(j)        There are no provisions in the Constitution that provide a shareholder owning 5% or more of Rinker’s ordinary shares with access to corporate records.  However, under the Corporations Act, shareholders have rights of access to the register of shareholders and minutes of general meetings of shareholders.

General Meetings of Rinker

The board may convene general meetings of Rinker to be held at such times and places and in the manner determined by the Board.  No shareholder or director may convene a general meeting unless entitled to do so under the Corporations Act.

Subject to the Corporations Act and the ASX Listing Rules, notices of a general meeting convened by the board may be given in the form and in the manner determined by the board.  At least 28 days notice must be given of a general meeting (section 249HA of the Corporations Act).

All shareholders may attend general meetings in person, or be represented by the attendance of a representative, attorney or by proxy (who need not be shareholders of Rinker in their own right).

The quorum for a general meeting is twelve shareholders entitled to vote, present in person, by proxy or attorney or by representative, together holding not fewer than 80,000 shares (clause 34.2). If within 30 minutes of the time appointed for holding the meeting a quorum is not present, the meeting, if convened by requisition, is dissolved, but in all other cases stands adjourned to the same day in the next week at the same time and place or to another day, time and place determined by directors (clause 34.3).  If at the adjourned meeting a quorum is not present within 30 minutes from the time appointed for holding the meeting, two shareholders shall constitute a quorum.

Limitations on the Right to Own Securities

Rinker’s Constitution does not impose limitations on the right to own securities except those provisions relating to minimum holdings (known as an Unmarketable Parcel, as described below).

Unmarketable Parcel Rationalization Scheme

The Constitution contains a procedure whereby Rinker can sell the shares of shareholders who hold a parcel of shares in Rinker of less that A$500 value (an “Unmarketable Parcel”). The procedure sets out notice requirements that Rinker must comply with prior to selling any shares and also includes the right of shareholders (who hold an Unmarketable Parcel) to exempt their holdings from its operation.  The procedure can only be invoked once in any 12-month period with respect to any particular member (clause 22).

Other Takeover Limitations

The rights of non-resident or foreign shareholders to hold or exercise voting rights on Rinker’s securities are subject to the Foreign Acquisitions and Takeovers Act 1975 (Cth). The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons is deemed to constitute a controlling interest.

Section 50 of the Trade Practices Act 1974 (Cth) prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorized by the Australian Competition and Consumer Commission.

There are no provisions to allow for the issuance of preferred stock or other ‘poison pill’ measures that could prevent a takeover attempt.

Partial Takeover Approval

In the event that there is an offer made under a “proportional takeover bid” (being an off-market bid for a specified proportion of the securities in the bid class)  to acquire shares in Rinker, the registration of a transfer giving effect to a contract resulting from the acceptance of the bid, is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with clause 23 of Rinker’s Constitution. This resolution is to be voted on at a meeting convened and conducted by Rinker, of the persons entitled to vote on the resolution.  The resolution is taken to have been passed if the proportion that the number of votes in favor of the resolution bears to the total number of votes on the resolution is greater than one-half.  The provisions of clause 23 of Rinker’s Constitution cease to have effect on the third anniversary of the date of their adoption or last renewal.

Disclosure of Share Ownership

The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to Rinker. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on persons who acquire or cease to hold a substantial holding (see section 9 of the Corporations Act) in Rinker. The disclosure must be given to Rinker and the ASX within the prescribed time.

Changes in Share Capital

Rinker may alter its share capital in one or more of the ways provided for, and in the manner prescribed by, the Corporations Act.

C.    Material Contracts

Demerger Deed

On March 27, 2003, Rinker and CSR entered into a Demerger Deed to facilitate the orderly separation of the Rinker group companies from CSR.  The arrangements were intended to assist Rinker to function as an independent company after the demerger.  The key terms of the deed are summarized below.

Demerger Principle

The underlying principle of the demerger is that, following its implementation the Rinker group will have the entire economic benefit, commercial risk and liabilities of the businesses to be conducted by the Rinker group companies after the demerger as though the Rinker group companies had always owned and operated those businesses.  The CSR group will have the entire economic benefit, commercial risk and liabilities of the businesses to be conducted by the CSR group after the demerger.  Rinker and CSR acknowledged in the deed that the restructure of the Rinker group within the CSR group prior to the demerger occurred in accordance with the internal restructure agreements and the demerger principle.

Limited Rights in Accordance with the Demerger Principle

Rinker and CSR acknowledged that once the demerger was complete, no member of the CSR group will have any rights against, or obligations to, a member of the Rinker group and no member of the Rinker group will have any rights against, or obligations to, a member of the CSR group except those rights and obligations expressly contained in or conferred by the Demerger Deed, the agreements effecting the internal restructure or any agreement between a member of the Rinker group and a member of the CSR group executed after the Demerger Deed.  The release of rights included a release of rights to make a claim for loss or damage arising in relation to the internal restructure of the Rinker group within the CSR group that occurred prior to the demerger and the demerger generally.

Accounting Separation

The Demerger Deed confirmed that Rinker and CSR will prepare separate accounts on a demerged basis from April 1, 2003, or such other date as may be agreed between CSR and Rinker.  No such other date was agreed between Rinker and CSR.

Other Assets

The Demerger Deed provides that the Rinker group and the CSR group will agree mechanisms for the future transfer between them of, or other access to, any asset, contract or intellectual property which either owns or holds after the effective date of the demerger (April 11, 2003) but which forms part of or is required to conduct the other’s business, which was incorrectly transferred as part of the internal restructure or the owning or holding of which is inconsistent with the demerger principle.

Additional Liabilities

Each of Rinker and CSR agreed to accept any liabilities that in accordance with the demerger principle should have been assigned to, or assumed by, it pursuant to the internal restructure, but which were not so assigned or assumed.

Indemnity and Claims Management

These arrangements are summarized under this heading in “Item 7.B. – Related Party Transactions.”

Insurance

These arrangements are summarized under this heading in “Item 7.B. – Related Party Transactions.”

Guarantees and Financial Support

These arrangements are summarized under this heading in “Item 7.B. – Related Party Transactions.”

Statutory Licenses

These arrangements are summarized under this heading in “Item 7.B. – Related Party Transactions”.

Tax Liability

These arrangements are summarized under this heading in “Item 7.B. – Related Party Transactions”.

Financial and Tax Assistance

These arrangements are summarized under this heading in “Item 7.B. – Related Party Transactions”.

Business Records

These arrangements are summarized under this heading in “Item 7.B. – Related Party Transactions.”

Bond Guarantee Indemnity Deed

As described in “Item 5.B. – Liquidity and Capital Resources – US$ bonds”, Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR’s guarantee obligations in respect of the US$250 million outstanding 6.875% bonds due on July 21, 2005 issued by Rinker Materials and guaranteed by Rinker and CSR. To support its indemnity, Rinker Materials has obtained, under its US$1,077.5 million bank credit facilities, bank letters of credit for CSR’s benefit for any obligations that come due under CSR’s guarantee in respect of the bonds that remain outstanding.

Transition and Shared Services Agreement

This agreement is summarized in “Item 7.B. – Related Party Transactions - Transition and Shares Services Arrangements.”

D.    Exchange Controls

There are no foreign exchange controls or other governmental laws, decrees or regulations, other than in relation to withholding taxes (see “Taxation” below), which affect the remittance of dividends, interest or other payments by Rinker to non-resident holders of Rinker securities in the United States.

Subject to the exceptions referred to below, there are no limitations on the right of United States residents or owners to hold or vote Rinker ordinary shares imposed by Australian law or Rinker’s constitution.

Changes in interests held by foreign persons in Australian companies may be subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975.  Generally, that statute requires prior notification of any acquisition which would result in a foreign person together with any associates either holding interests in 15 percent or more of an Australian company’s issued shares or controlling 15 percent or more of the voting power in the company.  The statute also requires prior notification of any acquisition resulting in two or more foreign persons and their associates similarly holding interests in 40 percent or more of an Australian company’s issued shares or controlling, in the aggregate, 40 percent or more of its total voting power.  In each case, the Treasurer may prohibit any part of the acquisition if the Treasurer is satisfied it would be contrary to the national interest of Australia.

Further, the Corporations Act 2001 regulates the acquisition of shares in public companies in Australia.  Subject to certain exceptions, it prohibits such an acquisition if (1) after the acquisition the acquirer and the acquirer’s associates would be entitled to more than 20 percent of the company’s issued ordinary shares and (2) the acquisition does not satisfy one of a number of specified exceptions.  The more significant exceptions are: a formal, registered takeover offer to all the shareholders in the target company, acquisitions by a broker on the stock market under a formal takeover announcement, acquisitions of no more than three percent of the target company’s voting share capital every six months or acquisitions approved by the target company’s shareholders in general meeting.

E.     Taxation

This section describes the material United States federal income and Australian tax consequences of United States residents owning Rinker’s ordinary shares.  Investors contemplating the purchase of shares are advised to consult their own tax advisers with respect to the tax consequences relevant to their specific situations.

Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws in force as of the date of this annual report, and are subject to any changes in Australian law, and in any double taxation convention between the United States and Australia occurring after that date.

Commonwealth of Australia Taxation

With effect from July 1, 2002, Australia introduced a revised dividend imputation system relating to company tax.

Broadly, the new dividend imputation system simplifies the old dividend system and it is intended to produce the same tax outcomes as the old system.  The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations.  Under this system, companies are required to identify dividends paid as either franked or unfranked dividends.  Franked dividends are those paid out of profits that have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits.  The Australian corporate tax rate is 30%.  Franked dividends paid to non-residents are exempt from withholding tax but unfranked (or partly franked) dividends are subject to withholding tax, generally at 15% on the unfranked amount.  Notices are provided to shareholders that specify the amount (if any) of dividend withholding tax deducted.

All ordinary shareholders will be advised as to the extent to which each future dividend will be franked as dividends are declared.

The current Australian tax rules require taxpayers to hold shares “at risk” for certain periods before obtaining the benefit of the dividend imputation system.  The minimum period for holding ordinary shares “at risk” is currently 45 days, but the Australian Government is considering a proposal to reduce the minimum period.  Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia.  There is an exemption from these rules for defined “small” transactions.

The tax rules classify interests that satisfy a financial arrangements test as either debt or equity.  An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable.  Ordinary shares are likely to be classified as equity on the basis that the return is contingent on Rinker’s performance or at the discretion of Rinker.  Ordinary shareholders will be advised, by public announcement to the market at the time each future dividend is determined, of the extent to which each such dividend is franked.

Under the provisions of the current Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), the Australian tax withheld on unfranked dividends paid by Rinker to which a resident of the United States is beneficially entitled is limited to 15%.  However, where the recipient’s shareholding is effectively connected with a permanent establishment in Australia or a fixed base in Australia from which independent personal services are carried out, the recipient will generally be subject to ordinary income tax for dividends received under the Australian tax rules.  Australia and the United States have recently agreed to reduce the withholding tax rate to 5% for holders of more than 10% of the shares in a company and 0% for holders of 80% or more of the shares in a company.  In all other cases the 15% rate limit will continue to apply.  These changes took effect on July 1, 2003.

Some foreign shareholders are exempt from Australian dividend withholding tax on dividends that are not franked; most notably, foreign superannuation/pension funds that are exempt from income tax in their home jurisdiction.

A United States citizen who is resident in Australia, or a United States corporation that is resident in Australia (by reason of carrying on business in Australia and being managed or controlled in Australia or having its voting power controlled by shareholders who are residents of Australia) holding ordinary shares as capital assets, may be liable for Australian capital gains tax (“CGT”) on the disposal of Rinker ordinary shares.  In calculating the amount of a capital gain that may be subject to Australian CGT, special rules apply to individuals, trusts and certain superannuation funds.  For ordinary shares acquired after September 21, 1999 and held for at least 12 months, these taxpayers will pay tax on half of the gain (calculated in nominal terms or two-thirds of the gain for certain superannuation funds) after allowing for any offsetting capital losses which are applied against the whole nominal gain.  For ordinary shares acquired before that time and held for at least 12 months, these taxpayers may choose between paying CGT on half of the gain (or two-thirds of the gain for certain superannuation funds), or paying CGT on all of the gain with the gain being calculated on the basis of the cost of the shares being indexed for inflation up to September 30, 1999.  For all types of taxpayers, the legislation freezes the indexation (for inflation) of the cost of ordinary shares as at September 30, 1999, and abolishes such indexation for ordinary shares acquired after September 21, 1999.

Under current Australian law, no income or other tax is payable on any profit on disposal of the ordinary shares held by persons who are residents of the United States within the meaning of the Treaty except:

(a)   if the person (together with associates, if any) owns or owned ordinary shares at any time during the period of five years preceding the disposal, representing 10% or more of the issued share capital of Rinker (excluding share capital carrying no right to participate beyond a specified amount in distribution of profits or capital).  However, in these circumstances there may be relief from Australian tax for residents of the United States under the Treaty; or

(b)   if the ordinary shares have been used by the person in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.

Different rules will apply to persons and corporations that are not residents of the United States.

Australia does not impose gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Neither the issue or transfer of Rinker’s ordinary shares or the payment of a dividend will give rise to a liability to goods and services tax in Australia.

Australian Stamp Duty

No Australian stamp duty will be payable on the issue or the transfer of Rinker’s ordinary shares.

United States Federal income tax consequences

This section describes the material United States federal income tax consequences of owning ordinary shares or ADSs.  It applies only to holders who hold ordinary shares or ADSs as capital assets for tax purposes.  This section does not apply to a member of a special class of holders subject to special rules, including:

•      a dealer in securities,

•      a trader in securities that elects to use a mark-to-market method of accounting for the securities holdings,

•      a tax-exempt organization,

•      a life insurance company,

•      a person liable for alternative minimum tax,

•      a person that actually or constructively owns 10% or more of the voting stock of Rinker,

•      a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•      a US holder (as defined below) whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect, as well as on the Treaty.  These laws are subject to change, possibly on a retroactive basis.  In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A US holder is a beneficial owner of ordinary shares or ADSs and:

•      a citizen or resident of the United States,

•      a domestic corporation,

•      an estate whose income is subject to United States federal income tax regardless of its source,

•      a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or

•      A “non-US holder” is a beneficial owner of ordinary shares or ADSs that is not a United States person for United States federal income tax purposes.

US Holders should consult their own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

This discussion addresses only United States federal income taxation.

Taxation of Dividends

US Holders.  Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Rinker out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation.  Dividends paid to a noncorporate US holder after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the US holder holds the ordinary shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.  The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective.  The legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.  Dividends Rinker pays with respect to the ordinary shares will generally be qualified dividend income.  A US holder must include any Australian tax withheld from the dividend payment in this gross amount even though the amount withheld was not in fact received. The dividend is taxable when the dividend is actually or constructively received by the US holder in the case of ordinary shares, or Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution that must be included in income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the basis in the ordinary shares and thereafter as capital gain.

Subject to generally applicable limitations that limit the availability of the US foreign tax credit depending on the nature of the income received by the US holder and that particular US holder’s proportion of foreign source income to worldwide income, the Australian tax withheld in accordance with the Treaty and paid over to Australia will generally be creditable against that holder’s United States federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable.

Distributions of additional ordinary shares or ADSs with respect to ordinary shares that are made as part of a pro rata distribution to all shareholders of Rinker generally will not be subject to United States federal income tax.

Non-US Holders.  Dividends paid to a non-US holder in respect of ordinary shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with the conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting the holder to United States taxation on a net income basis.  In such cases a non-US holder will generally be taxed in the same manner as a US holder.  For a corporate non-US holder, “effectively connected” dividends may, under certain circumstances, be subject to a “branch profits tax.”  The non-US holder may be subject to a branch profits tax at a reduced rate if the non-US holder is eligible for the benefits of an income tax treaty that provides for a reduced rate.

Taxation of Capital Gains

US Holders.  Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in ordinary shares or ADSs.  The capital gain of a noncorporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-US Holders.  A non-US holder will not be subject to United States federal income tax on gain recognized on the sale or other disposition of ordinary shares or ADSs unless:

•      the gain is “effectively connected” with the conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that the holder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the holder to United States taxation on a net income basis, or

•      the non-US holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

A corporate non-US holder, “effectively connected” gains that are recognized may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a reduced rate.

PFIC Rules

We believe that Rinker’s ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.  If Rinker were to be treated as a PFIC, unless a US holder makes a valid election to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain.  Instead, a US holder would be treated as if the US holder had realized such gain and certain “excess distributions” ratably over the holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year.  Dividends that a holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income.  Instead a holder must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in gross income, and it will be subject to tax at rates applicable to ordinary income.

If a holder owns shares or ADSs in any year that Rinker is a PFIC, the holder must file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting

For non corporate US holders information reporting requirements on Internal Revenue Service Form 1099, generally will apply to:

•      dividend payments or other taxable distributions made within the United States, and

•      the payment of proceeds from the sale of ordinary shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments to a non-corporate US holder that:

•      fails to provide an accurate taxpayer identification number,

•      is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on federal income tax returns, or

•      in certain circumstances, fails to comply with applicable certification requirements.

A non-US holder, is generally exempt from backup withholding and information reporting requirements with respect to:

•      dividend payments made outside the United States by Rinker or another non-United States payor and

•      other dividend payments and the payment of the proceeds from the sale of ordinary shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•      the payor or broker does not have actual knowledge or reason to know that the Holder is a United States person and the holder has furnished the payor or broker:

•      an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which certifying , under penalties of perjury, that the holder is a non-United States person, or

•      other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with US Treasury regulations, or

•      an otherwise established exemption.

Payment of the proceeds from the sale of ordinary shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding.  However, a sale of ordinary shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•      the proceeds are transferred to an account maintained by the holder in the United States,

•      the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address, or

•      the sale has some other specified connection with the United States as provided in US Treasury regulations.

unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or an exemption is otherwise established.

In addition, a sale of ordinary shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•      a United States person,

•      a controlled foreign corporation for United States tax purposes,

•      a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period,

•      a foreign partnership, if at any time during its tax year,

•      one or more of its partners are “US persons”, as defined in US Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•      such foreign partnership is engaged in the conduct of a United States trade or business.

unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or otherwise establish as exempt.  Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a United States person.

Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed income tax liability by filing a refund claim with the United States Internal Revenue Service.

F.     Dividends and Paying Agents

Not Applicable.

G.    Statement by Experts

Not Applicable.

H.    Documents on Display

It is possible to read and copy documents referred to in the annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549 and over the internet at the SEC’s website at sec.gov.  Please telephone the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room.  Copies of these documents may also be obtained from Rinker on request.

I.      Subsidiary Information

All controlled entities are 100% owned, unless otherwise indicated.  Rinker’s significant subsidiaries are described in Note 35 to the financial statements.

J.     Enforcement of Civil Liabilities

Rinker is a corporation organized under the laws of the Commonwealth of Australia.  Some of the directors and certain of the senior managers of Rinker, and some of the experts named in this document reside outside the United States, principally in Australia.  Some of the assets of Rinker, and the assets of some of Rinker’s directors, officers and experts, are located outside the United States.  Therefore, it may not be possible to effect service of process within the United States upon Rinker or these persons so as to enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws.  In addition, it may be difficult to bring an original action in an Australian court to enforce liabilities against some or any of these persons based on US federal securities laws.

Item 11          Quantitative and Qualitative Disclosures about Market Risks

The Rinker group is exposed to the following types of market risk:  (i) interest rates, and (ii) foreign currencies.

The Rinker group has in place principles and policies approved by Rinker’s Board of Directors designed to manage financial risks associated with exposures to interest rates and foreign currencies.  These risks are managed through a variety of means including natural hedges, forward contracts, swaps, caps, collars and other options.  Rinker’s policies prohibit speculative transactions, restrict hedging transactions to preset limits and require senior management approval of hedging instruments.  In addition, the policies limit who may authorize transactions and segregate relevant functions among different individuals.

Rinker group has established a Finance Committee – consisting of the Chief Financial Officer; Vice President Strategy & Development; Chief Financial Officer, Readymix and Group Manager, Finance & Treasury – which is responsible for managing exposures in accordance with the policies in consultation with specialist advice from Rinker Treasury.

Rinker group entities utilize a variety of domestic and international financial institutions as counter parties for hedging transactions. Transaction limits based on credit ratings are placed on each financial institution and reviewed regularly.  Predominantly, Rinker group entities will only utilize counter parties with a Moody’s or Standard & Poors “A3/A -” equivalent rating or higher.  In a few instances where no Moody’s or Standard & Poors rating is available management may assign a small limit based on alternative arrangements.

It is management’s opinion that Rinker group entities in the past year have not engaged in any financial transactions of a trading or speculative nature.

Interest Rate Sensitivity and Risk Management

Interest rate exposure is managed with an objective of reducing year-to-year volatility in interest costs to obtain a stable and predictable interest expense outcome.  To achieve this result, Rinker group entities enter into interest rate hedges, including interest rate swaps, swaptions, caps and collars.

As at March 31, 2004 approximately 98 percent of the Rinker group’s gross debt is US dollar denominated.  For the year ended March 31, 2004, the proportion of the Rinker group’s gross interest rate exposure that was subject to fixed interest rates averaged 93 percent.  It is estimated that a hypothetical 100 basis point movement in interest rates would have an US$0.4 million impact on the Rinker group’s net profit, based on average unhedged debt levels.

Specific information concerning interest rate exposure and financial instruments used to limit that exposure is disclosed in Note 20 and 27 of the financial statements.

Foreign Exchange Sensitivity and Risk Management

As Rinker Materials records its transactions in its own financial statements in US dollars and these results are translated into Australian dollars for the purposes of consolidation into the financial statements of the Rinker group for Australian dollar reporting purposes, the Rinker group is susceptible to changes in the exchange rate between the US dollar and the Australian dollar.  To a lesser extent, for US dollar reporting purposes, the opposite impact occurs when Readymix Australian results are translated into US dollars.

Active financial management through hedging transactions of either profit or net asset translation exposures is not permitted as a matter of Rinker policy.  Management believes that the Rinker group’s investment in its international entities, mainly in the United States, provides it with a natural hedge against exchange rate fluctuations with respect to US dollar-denominated obligations.  On the exposed portion, a hypothetical one cent movement from the US$/A$ exchange rate used in the accompanying financial statements (US$0.76 per A$1.00, which approximates the exchange rate at March 31, 2004) would result in an approximate US$1 million change in the Rinker group’s reported US$ net profit.  Larger movements are an extrapolation of this amount.

Specific information concerning the currency exposure and financial instruments used to limit that exposure is reviewed in Note 27 of the financial statements.

Item 12          Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

PART III

Item 15          Controls and Procedures

We maintain a system of controls and procedures designed to ensure that information required to be disclosed in reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  Our Chief Executive Officer and Chief Financial Officer, with the participation of other management officials, evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of March 31, 2004.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.  During the period covered by this report, we have not made any change to our internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16          Other matters

A.    Audit Committee Financial Expert

The board has determined that John Ingram is an “audit committee financial expert” and is independent as defined in the listing standards of the NYSE.  Although the board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other audit committee members.  He is not acting as an auditor or an accountant, does not perform “field work” and is not a full-time employee.  The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert.  The audit committee is responsible for oversight of management in the preparation of Rinker’s financial statements and financial disclosures.  The audit committee relies on the information provided by management and the external auditor.  The audit committee does not have the duty to plan or conduct audits to determine that Rinker’s financial statements and disclosures are complete and accurate.  Rinker’s audit committee charter provides that these are the responsibility of management and the external auditors.

B.    Code of Ethics

Our Chief Executive Officer, Chief Financial Officer, and other senior executives and principal accounting officers are bound to adhere to the company’s code of ethics, which applies to all employees in Rinker Group companies.

A copy of the Code of Ethics is included as Exhibit 11.1

C.    Principal Accountant Fees and Services

During the fiscal years 2004 and 2003, Deloitte Touche Tohmatsu has acted as the company’s independent auditors.

Deloitte Touche Tohmatsu’s fees have been as follows:

Thousands of dollars Year ended March 31	US$ 2004	US$ 2003
Auditors’ remuneration

Auditing and reviewing the financial report of the Parent entity (included the consolidated entity) and each controlled entity
In Australia	527	120
Outside of Australia	715	874
	1,242	994
Audit related services
In Australia	21	—
Outside of Australia	107	48
	128	48

Taxation strategy and compliance
In Australia	—	—
Outside of Australia	72	128
	72	128
Total auditors’ remuneration(a)	1,442	1,170

(a)   Rinker Group Limited fees were paid by its then parent entity, CSR, in fiscal year 2003.  Note that the fiscal year 2003 amounts do not include an allocation of the CSR group fee during fiscal year 2003, and represent only those amounts charged directly to the individual businesses.

Audit fees include fees associated with the annual audit, the half year review and performance of audits of subsidiary companies where required.

Audit related fees include fees for the audit of superannuation funds, the audit of bonus payments and other audit and review procedures.

Taxation strategy and compliance includes fees for regular tax compliance services.

Pre approval for non-audit services

Prior to the engagement of Deloitte Touche Tohmatsu each year, the engagement is approved by the Board Audit Committee and by vote of shareholders at the Annual General Meeting.  The Board Audit Committee has established a policy by which either the committee or a delegate body approves in advance all services, including non-audit services, to be performed by the independent auditors.  The approval process requires full disclosure of the objectives and scope of services to be performed, including the fee structure.  The committee reviews all approved services and fees at subsequent meetings.  During fiscal year 2004, all services provided by Deloitte Touche Tohmatsu were approved by the committee.

PART IV

Item 17          Financial Statements

Refer to Item 18.

Item 18          Financial Statements

Consolidated Financial Statements of Rinker Group Limited and its controlled entities as of March 31, 2004 and 2003 and for each of the three years in the period ended March 31, 2004

The attached financial statements on pages F-1 to F- 81, with a full index on page F-1, together with the Report of Independent Auditors thereon, are filed as part of this annual report.

EXHIBITS

Exhibit 1 – Constitution of Rinker

1.1       Constitution of Rinker Group Limited, effective March 28, 2003.*

Exhibit 2 – Instruments Defining the Rights of Securities Holders

2.1.1        Indenture dated as of April 1, 2003, among Rinker Materials Corporation, Rinker Group Limited and Bank One, N.A., as trustee (including form of Notes).*

2.2.1        Supplemental Indenture, dated as of January 29, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee.*

2.2.2        Indenture, dated as of July 21, 1995, among Rinker Materials Corporation, CSR Limited and Bank One, N.A., as trustee (including form of Notes).*

2.3.1        First Supplemental Indenture, dated as of February 20, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee.*

2.3.2        Second Supplemental Indenture, dated as of March 19, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee.*

2.3.3        Indenture, dated as of March 1, 1994, among Rinker Materials Corporation, CSR Limited and Bank One, N.A., as trustee (including form of Notes).*

Copies of any instrument relating to long-term debt of Rinker Group Limited that is not being registered on this annual report and which does not exceed 10% of the total consolidated assets of Rinker Group Limited will be furnished to the SEC upon request.

Exhibit 4 – Material Contracts

4.1       Demerger Deed, dated March 27, 2003.*

4.2       Bond guarantee Indemnity Deed between Rinker Group Limited and CSR Limited, dated March 27, 2003.*

4.3       Transitional Services Agreement between Rinker Group Limited and CSR Limited dated March 27, 2003.*

4.4       Other material contracts

4.4.1        Employment Contracts

4.4.1.1     Employment agreement dated April 1, 2003 between David Clarke and Rinker Materials Corporation.*

4.4.1.2     Employment agreement dated August 1, 2001 between Karl Watson, Sr. and Rinker Materials Corporation.*

4.4.1.3     Employment agreement dated April 1, 2003 between Tom Burmeister and Rinker Materials Corporation.*

*      Incorporated by reference to the corresponding exhibit to Rinker’s registration statement on Form 20-F, filed September 26, 2003.

4.4.1.4     Employment agreement dated July 8, 2002 between Christopher Murphy and Rinker Materials Corporation.*

4.4.1.5     Employment agreement dated August 1, 2001 between Sharon DeHayes and Rinker Materials Corporation.*  Further agreement dated April 19, 2004.

4.4.1.6     Employment agreement dated April 1, 2003 between David Berger and Rinker Materials Corporation.*

4.4.1.7     Employment agreement dated August 1, 2001 between Karl Watson, Jr., and Rinker Materials Corporation.  Further agreement dated June 1, 2004.

4.4.1.8     Employment agreement dated April 1, 2003 between Duncan Gage and Rinker Materials Corporation.

4.4.1.9     Employment agreement dated April 1, 2003 between Ira Fialkow and Rinker Materials Corporation.

4.4.1.10   Synopsis of terms of employment of Peter Abraham.

4.4.1.11   Synopsis of terms of employment of Debra Stirling.

Exhibit 8 – Significant Subsidiaries

8.1       Entities consolidated in the economic entity.

Exhibit 10 – Notices under Regulation BTR

10.1     None

Exhibit 11

11.1     Code of Ethics

Exhibit 12

12.1     CEO and CFO section 302 certifications

Exhibit 13

13.1     CEO and CFO section 906 certifications

Exhibit 14 – Other Exhibits

14.1     Consent of Deloitte Touche Tohmatsu

*      Incorporated by reference to the corresponding exhibit to Rinker’s registration statement on Form 20-F, filed September 26, 2003.

Financial Report

for the year ended March 31, 2004

REPORT OF INDEPENDENT REGISTERED FIRM

To the Board of Directors and Shareholders of Rinker Group Limited:

We have audited the accompanying consolidated statements of financial position of Rinker Group Limited (a company incorporated in New South Wales, Australia) and its controlled entities (the ‘Company’) as at March 31, 2004 and 2003 and the related consolidated statements of financial performance, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2004 (all expressed in United States and Australian dollars). These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rinker Group Limited and its controlled entities as at March 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net profit for each of the three years ended March 31, 2004, and the determination of shareholders’ equity as at March 31, 2004 and 2003, to the extent summarized in Note 37.

/s/ DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu

Chartered Accountants

Sydney, Australia

May 25, 2004 except for Notes 37 and 38, as to which the date is June 18, 2004

Consolidated statement of financial performance

Year ended March 31

Rinker Group Limited and its controlled entities

		2004	2003	2002	2004	2003	2002
	Note	US$	US$	US$	A$	A$	A$
		(million)			(million)

Trading revenue - sale of goods		3,706.2	2,955.5	2,577.3	5,339.5	5,231.7	5,041.0
Cost of sales		(2,158.4)	(1,766.0)	(1,542.5)	(3,110.0)	(3,125.5)	(3,017.1)
Warehouse and distribution costs		(690.8)	(526.9)	(453.6)	(994.1)	(932.2)	(887.2)
Selling, general and administrative costs		(367.8)	(303.4)	(271.2)	(528.6)	(537.4)	(530.8)
Share of partnership net income		12.1	(0.1)	(0.1)	17.1	(0.3)	(0.3)
Share of associate entities’ net profit		2.9	13.8	11.9	4.9	24.6	23.5

Operating profit		504.2	372.9	321.8	728.8	660.9	629.1
Other revenue from ordinary activities	2	31.7	73.5	43.1	44.8	129.7	84.2
Other expenses from ordinary activities	2	(43.3)	(52.7)	(34.9)	(60.5)	(92.7)	(67.9)
Dividend income from others		0.1	0.1	0.2	0.2	0.2	0.3

Profit from ordinary activities before finance and income tax		492.7	393.8	330.2	713.3	698.1	645.7
Interest income	4	11.7	0.3	0.7	16.4	0.6	1.4
Borrowing costs	5	(58.9)	(59.3)	(63.9)	(85.2)	(104.9)	(125.1)

Profit from ordinary activities before income tax		445.5	334.8	267.0	644.5	593.8	522.0
Income tax expense relating to ordinary activities	8	(148.8)	(116.8)	(97.9)	(216.2)	(208.1)	(191.5)

Net profit before outside equity interests		296.7	218.0	169.1	428.3	385.7	330.5
Net profit attributable to outside equity interests		(1.1)	(2.3)	(0.6)	(1.5)	(4.1)	(1.2)

Net profit attributable to members of Rinker Group Limited		295.6	215.7	168.5	426.8	381.6	329.3
(Decrease)/increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations	23	190.6	43.6	15.9	(410.2)	(245.7)	(127.3)

Adjustment to opening retained earnings on adoption of revised AASB No. 1028 “Employee Benefits”		(1.0)	—	—	(1.6)	—	—

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity		189.6	43.6	15.9	(411.8)	(245.7)	(127.3)

Total changes in equity other than those resulting from transactions with owners as owners		485.2	259.3	184.4	15.0	135.9	202.0

Reconciliation of retained profits
Retained profits at the beginning of the financial year		371.5	165.5	(3.0)	727.0	361.5	32.6
Adjustment to opening retained earnings on adoption of revised AASB No. 1028 “Employee Benefits”		(1.0)			(1.6)
Net profit attributable to members of Rinker Group Limited		295.6	215.7	168.5	426.8	381.6	329.3
Other		—	—	—	2.0	—	(0.4)

Total available for appropriation		666.1	381.2	165.5	1,154.2	743.1	361.5
Dividends provided for or paid	7	(84.1)	(9.7)	—	(122.8)	(16.1)	—

Retained profits at end of the financial year		582.0	371.5	165.5	1,031.4	727.0	361.5

		(dollars)			(dollars)
Basic and diluted earnings, dollars per share based on net profit attributable to members of Rinker Group Limited(a)		0.31	0.23	0.18	0.45	0.40	0.35

(a)           Calculation based on 944.9 million shares in fiscal year 2004 and 944.7 million shares in fiscal years 2003 and 2002 (includes shares issued as a result of demerger from CSR).

Notes to the consolidated financial statements are annexed

Consolidated statement of financial position

As at March 31

Rinker Group Limited and its controlled entities

		2004	2003	2004	2003
	Note	US$	US$	A$	A$
		(million)
Current assets

Cash assets	9	328.5	111.0	435.1	184.8
Cash available from CSR Limited(a)		—	153.3	—	255.3
Receivables	10	532.7	471.8	705.5	785.6
Inventories	11	263.9	233.2	349.5	388.2
Other current assets	17	60.6	22.6	80.2	37.6

Current assets		1,185.7	991.9	1,570.3	1,651.5

Non-current assets
Receivables	10	89.8	32.2	119.0	53.6
Inventories	11	42.1	46.4	55.7	77.3
Investments accounted for using the equity method	12	143.4	156.5	189.9	260.5
Other financial assets	13	13.5	8.9	17.8	14.8
Property, plant and equipment	14	1,715.7	1,601.7	2,271.8	2,666.8
Intangibles	16	838.8	896.5	1,110.7	1,492.7
Deferred income tax assets	8	60.2	60.7	79.7	101.1
Other non-current assets	17	40.8	46.0	54.0	76.6

Non-current assets		2,944.3	2,848.9	3,898.6	4,743.4

Total assets		4,130.0	3,840.8	5,468.9	6,394.9

Current liabilities
Payables	18	459.8	366.5	608.9	610.3
Interest-bearing liabilities	19	17.4	161.7	23.0	269.2
Income tax liabilities		57.7	10.2	76.4	17.0
Provisions	21	88.9	78.9	117.8	131.3

Current liabilities		623.8	617.3	826.1	1,027.8

Non-current liabilities
Payables		19.4	21.6	25.7	35.9
Interest-bearing liabilities	19	912.4	1,051.5	1,208.2	1,750.7
Deferred income tax liabilities	8	222.8	202.6	295.1	337.4
Provisions	21	71.0	63.6	94.0	105.9

Non-current liabilities		1,225.6	1,339.3	1,623.0	2,229.9

Total liabilities		1,849.4	1,956.6	2,449.1	3,257.7

Net assets		2,280.6	1,884.2	3,019.8	3,137.2

Equity
Contributed equity	22	1,497.1	1,496.5	2,286.2	2,285.4
Reserves	23	196.6	6.0	(304.3)	107.9
Retained profits		582.0	371.5	1,031.4	727.0

Equity attributable to members of Rinker Group Limited		2,275.7	1,874.0	3,013.3	3,120.3
Outside equity interests in controlled entities	24	4.9	10.2	6.5	16.9

Total equity		2,280.6	1,884.2	3,019.8	3,137.2

(a)   Cash held by CSR Limited as at March 31, 2003 and transferred on April 2, 2003 to settle Rinker Materials Corporation debt as part of the debt reorganisation on demerger.

Notes to the consolidated financial statements are annexed.

Consolidated statement of cash flows

Year ended March 31

Rinker Group Limited and its controlled entities

		2004	2003	2002	2004	2003	2002
	Note	US$	US$	US$	A$	A$	A$
		(million)			(million)
Cash flows from operating activities
Receipts from customers		3,857.2	3,032.9	2,636.0	5,542.8	5,364.8	5,159.8
Payments to suppliers and employees		(3,102.7)	(2,439.3)	(2,127.0)	(4,472.9)	(4,314.6)	(4,168.8)
Dividends and distributions from associate entities		13.1	19.7	11.5	17.4	34.1	22.9
Interest received		10.7	0.6	0.8	15.0	1.2	1.4
Income taxes paid		(117.7)	(99.6)	(75.9)	(155.3)	(172.8)	(146.9)

Net cash from operating activities		660.6	514.3	445.4	947.0	912.7	868.4

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(224.4)	(129.2)	(165.7)	(340.2)	(233.5)	(323.5)
Proceeds from sale of property, plant and equipment and other non-current assets		25.3	43.7	23.1	55.0	77.6	45.3
Purchase of controlled entities and businesses net of cash acquired	34	(36.0)	(531.9)	(79.0)	(49.2)	(971.8)	(157.3)
Proceeds from sale of interests in controlled entities and businesses	34	4.3	26.0	16.7	5.8	45.5	32.6
Loans and receivables advanced		(16.3)	(2.3)	(0.5)	(23.3)	(3.9)	(1.1)
Loans and receivables repaid		16.1	1.2	5.1	23.8	2.5	9.9

Net cash (used in) investing activities		(231.0)	(592.5)	(200.3)	(328.1)	(1,083.6)	(394.1)

Cash flows from financing activities
Net (repayment of) proceeds from borrowings		(297.9)	223.7	(203.4)	(455.5)	422.2	(389.9)
Cash received from CSR Limited(a)		192.6	—	—	315.5	—	—
Dividends paid		(85.6)	—	—	(122.8)	—	—
Dividends paid to outside equity interests		(1.4)	—	(0.5)	(1.8)	—	(1.1)
Proceeds from issue of shares		0.6	—	—	0.8	—	—
Interest and other finance costs paid		(53.0)	(51.0)	(56.2)	(75.0)	(89.6)	(111.8)

Net cash from (used in) financing activities		(244.7)	172.7	(260.1)	(338.8)	332.6	(502.8)

Net increase (decrease) in cash held		184.9	94.5	(15.0)	280.1	161.7	(28.5)
Cash at the beginning of the financial year		111.0	14.8	28.7	184.8	28.0	58.4
Effect of exchange rate changes		32.6	1.7	1.1	(29.8)	(4.9)	(1.9)

Cash at the end of the financial year	9	328.5	111.0	14.8	435.1	184.8	28.0

Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities
Operating profit after tax attributable to members of Rinker Group Limited		295.6	215.7	168.5	426.8	381.6	329.3
Depreciation, depletion and amortisation	6	234.2	210.6	180.9	336.9	372.0	353.8
Transfer to (from) provisions		(2.1)	(0.2)	0.5	(1.5)	(0.3)	0.9
Interest expense	5	54.6	49.3	56.8	78.9	87.1	111.3
Other (profit) loss from ordinary activities	2	11.6	(20.8)	(8.2)	15.7	(37.0)	(16.3)
Outside equity interests’ share of profit		1.1	2.3	0.6	1.5	4.1	1.2
Decrease (increase) in trade receivables and other current assets		(29.5)	1.1	6.0	(51.1)	1.7	11.6
Decrease (increase) in current inventories		(18.2)	2.8	7.9	(25.3)	4.9	14.9
Increase (decrease) in payables and other liabilities		107.9	12.3	(7.5)	138.4	22.6	(14.7)
Net change in tax balances		31.2	16.3	23.3	60.9	30.0	44.6
Other		(25.8)	24.9	16.6	(34.2)	46.0	31.8

Net cash from operating activities		660.6	514.3	445.4	947.0	912.7	868.4

(a)  As part of the demerger the Rinker group received US$192.6 million or A$315.5 million from CSR Limited.

Credit facilities are shown in note 20.

The consolidated statement of cash flows is prepared in accordance with Australian GAAP and therefore results in compliance with International Accounting Standard No. 7 “Cash Flow Statements.”

Notes to the consolidated financial statements are annexed.

Consolidated statement of changes in shareholders’ equity

Year ended March 31

Rinker Group Limited and its controlled entities

	2004 US$	2003 US$	2002 US$	2004 A$	2003 A$	2002 A$
	(million)			(million)
Issued and paid-up capital(a)
Opening balance	1,496.5	1,216.3	1,235.2	2,285.4	1,827.6	1,864.7
Deemed equity contribution / distribution	—	280.2	(18.9)	—	457.8	(37.1)
Issue of shares	0.6	—	—	0.8	—	—

Closing balance	1,497.1	1,496.5	1,216.3	2,286.2	2,285.4	1,827.6

Retained profits
Balance at the beginning of the financial year	371.5	165.5	(3.0)	727.0	361.5	32.6
Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”	(1.0)	—	—	(1.6)	—	—
Other	—	—	—	2.0	—	(0.4)
Net profit attributable to members of Rinker Group Limited	295.6	215.7	168.5	426.8	381.6	329.3

Total available for appropriation	666.1	381.2	165.5	1,154.2	743.1	361.5
Dividends declared	(84.1)	(9.7)	—	(122.8)	(16.1)	—

Retained profits at the end of the financial year	582.0	371.5	165.5	1,031.4	727.0	361.5

Foreign currency translation reserve
Balance at the beginning of the financial year	6.0	(38.1)	(54.0)	107.9	353.6	480.5
Exchange differences relating to overseas net assets — net gain/(loss) on translation	190.6	43.6	15.9	(410.2)	(245.7)	(127.3)
Reserve of controlled entities disposed	—	0.5	—	(2.0)	—	0.4
Balance at the end of the financial year	196.6	6.0	(38.1)	(304.3)	107.9	353.6

Total shareholders’ equity attributable to members of Rinker Group Limited	2,275.7	1,874.0	1,343.7	3,013.3	3,120.3	2,542.7

(a)   Changes in equity include deemed changes arising from changes in capital contributed by the parent entity by way of either direct equity or interest free loans. The major transactions included were as follows.

	2004 US$	2003 US$	2002 US$	2004 A$	2003 A$	2002 A$
		(million)			(million)

Deemed equity contribution / distribution transactions
Cash committed from CSR Limited as part of debt reorganisation on demerger	—	153.3	—	—	255.3	—
Cash balance allocated from CSR Limited as part of demerger	—	36.2	—	—	60.2	—
Fair value adjustment to asset acquired from CSR Limited prior to the demerger	—	48.6	—	—	88.0
Deemed reinvestment of dividend	—	9.7	—	—	16.1	—
Associate entities distributions remitted to CSR Limited	—	(10.1)	(12.5)	—	(17.7)	(24.6)
Other transactions	—	42.5	(6.4)	—	55.9	(12.5)
Total	—	280.2	(18.9)	—	457.8	(37.1)

Notes to the consolidated financial statements are annexed.

Significant accounting policies

Rinker Group Limited and its controlled entities

Background

On November 19, 2002, CSR Limited announced its intention to demerge its heavy building materials business (primarily aggregate, cement, concrete products and asphalt) to create an independent publicly traded company. The company, Rinker Group Limited (formerly CSR Investments Overseas Limited) was effectively separated from CSR Limited on March 28, 2003 following approval by the Federal Court of Australia, after shareholders voted in favour of the demerger on March 25, 2003.

Prior to effecting the demerger, through a series of transactions internal to the CSR Limited Group, Rinker Group Limited acquired CSR Limited’s interests in CSR’s heavy building materials businesses (Readymix) and disposed of its other building products businesses, New Zealand Sugar Company Limited and C.Czarnikow Limited to CSR Limited. Under Australian GAAP, all of these acquisitions were accounted for at net fair value. Under US GAAP, the internal transactions were accounted for as transactions among entities under common control. In preparing the accompanying financial statements, for periods prior to the demerger, the Readymix business has been included for each of the financial years presented, and the other building products businesses, New Zealand Sugar Company Limited and C. Czarnikow Limited have been excluded.  To consummate the demerger, CSR Limited effected a capital reduction and distribution to its shareholders in an amount equivalent to the value of Rinker Group Limited after the internal transfers were completed. The entitlement of CSR Limited’s shareholders to the capital reduction and distribution was ultimately satisfied in the demerger through the distribution to CSR Limited’s shareholders of shares in Rinker Group Limited on a one-for-one basis.

Basis of accounting

The accompanying financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements.  These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP).  A reconciliation of the major differences between these principles and those applicable in the United States of America (US GAAP) is included as Note 37.

The financial report is prepared in accordance with the historical cost convention, except for certain assets which are at deemed cost. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous years.

The financial statements for the year ended March 31, 2004 represent the actual results of Rinker Group Limited and its controlled entities for the period.  The financial statements for the year ended March 31, 2003 and previous years have been prepared on a carve-out basis and include the statements of financial position, financial performance, cash flows and changes in equity of Rinker Material’s United States businesses and of the Readymix businesses that were transferred to the Rinker group from the CSR group prior to the demerger.  These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the businesses as if the Rinker group had been a separate economic entity inclusive of all of these businesses during the year ended March 31, 2003 and previous years.  The statement of financial performance for the year ended March 31, 2003 and previous years includes general corporate overhead expenses related to corporate headquarters and common support divisions of CSR Limited which have been estimated based on amounts previously incurred by CSR Limited, less those amounts considered specific to the remaining businesses of CSR Limited.  Management believes this allocation basis is a reasonable reflection of the utilisation of services by Rinker Group Limited.  The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by Rinker Group Limited if Rinker Group Limited had performed these functions or received services as a stand-alone entity.  Following the demerger, Rinker Group Limited performed these functions using its own resources or purchased services and was responsible for the costs and expenses associated with the management of a public company.

During the year ended March 31, 2003 and previous years Rinker Materials Corporation, a controlled entity of Rinker Group Limited, held external debt.  In addition, other financing was obtained through CSR Limited or CSR Finance Limited, a 100% owned subsidiary of CSR Limited.  Financing obtained from CSR was extinguished prior to March 31, 2003.  Other businesses, previously owned by CSR Limited and now owned by Rinker Group Limited were funded through equity contributions.  The statement of financial performance for the year ended March 31, 2003, includes the associated interest expense for the external debt and interest-bearing intercompany debt.  The statement of financial performance for the year ended March 31, 2003 and previous years does not include any interest expense on non-interest bearing intercompany debt.

Changes to equity in the periods presented arise from net income or loss, other comprehensive income and other deemed contributions/distributions with CSR Limited.

Changes in Accounting Policy

Rinker Group Limited has adopted the revised Accounting Standard AASB No. 1028 “Employee Benefits”, which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities.  The effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by US$1.3 million or A$2.1 million, which was taken directly to retained profits (US$1.0 million or A$1.6 million after tax).  Current year profits did not change as a result of this change in accounting policy.

Reporting Currency

Rinker has obtained relief from the Australian Securities and Investments Commission (ASIC) under section 340 (1) of the Corporations Act 2001, relieving the company from the requirements of Australian Accounting Standards to the extent necessary to allow Rinker to report in both Australian dollars and United States dollars.  The United States dollar amounts have been determined using the actual US dollar amounts for Rinker Materials Corporation and translating all other entities at reporting date using the current rate method.  Exchange differences are brought to account by entries made directly to the foreign currency translation reserve.

Principles of consolidation/combination

The financial report is prepared for the economic entity, being Rinker Group Limited (parent entity) and the entities it controls following the transfer of certain businesses and entities between Rinker Group Limited and CSR Limited (collectively the “Rinker group”). In these financial statements:

• except for the demerger related transfers, results of each controlled entity are included from the date Rinker Group Limited obtains control and until such time as it ceases to control the entity; and

• all intercompany balances and transactions are eliminated.

Entities controlled by Rinker Group Limited are under no obligation to accept responsibility for liabilities of other common controlled entities except where such an obligation has been specifically undertaken.

Recoverable amount of non-current assets

Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts.  Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

Intangibles

Goodwill arising from the purchase of controlled entities or businesses is amortised over the period which the benefits are expected to arise to a maximum of 20 years. Patents, trademarks and other intellectual property acquired are valued at the lower of cost and recoverable amount and are amortised over the period in which the benefits are expected to arise varying from five to 40 years.

Statement of cash flows

Cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash.

Capitalisation of interest

The Rinker group capitalises interest expense during the new construction or upgrade of qualifying assets.  Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project. Interest expense capitalised is shown in Note 5.

Acquisition of assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.  In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation (including amortisation and depletion)

Depreciable assets other than quarry and other raw material reserves are depreciated at rates based upon their expected economic life, using the straight-line method. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable (proven and probable) reserves. The economic lives of property, plant and equipment assets are detailed in Note 14.

Inventories

Inventories including work in progress and land held for resale are valued at the lower of cost and net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories.  The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

Software and system development

The cost of developing new systems, including purchased software, is deferred and subsequently amortised over a period of five to seven years, being the period over which the benefits are expected to arise. Costs associated with software developed or purchased for internal use are capitalised when both a project stage is completed and management of the Rinker group has authorised whatever funding is required so that the entire project is probable of completion for the function intended.

Capitalised internal-use software costs include only:

1) External direct costs of materials and services consumed in developing or obtaining the software,

2) Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and

3) Interest costs incurred, when material, while developing the software.

Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Restoration and environmental rehabilitation

Provision is made for the restoration of areas from which natural resources are extracted. The restoration cost is provided over the period in which the recoverable mineral reserves are expected to be extracted. Estimates are based on current technology. Changes in estimates are dealt with on a prospective basis.  Provision is also made for the expected cost of environmental rehabilitation of commercial sites which require remediation of existing conditions resulting from present and past operations. The liability is immediately recognised when the environmental exposure is identified and the rehabilitation costs can be reliably estimated.

Other provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.  The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.  A provision is recognised for dividends when they have been declared, or determined by the directors.

Contribution to superannuation funds

The Rinker group participates in several superannuation funds which provide benefits upon the disability, retirement, resignation or death of employees. Contributions to these funds are expensed as incurred. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has not been recognised as a liability in the financial statements as Rinker Group Limited and its controlled entities do not presently have a legal or constructive obligation to meet the deficit, other than the annually determined minimum funding amount.  The annually determined minimum funding amount has been appropriately recognised as a liability at year end.  Additional details on superannuation funds are provided in Note 32.

Research and development

All expenditure on research and development is expensed in the year in which it is incurred except where future benefits can be assured beyond reasonable doubt.  Projects are continually under review.

Tax effect accounting

The liability method of tax effect accounting is applied in the calculation of provisions for current and future tax.

Tax expense for the year is based on pre-tax accounting profit adjusted for items which, as a result of treatment under income tax legislation, create permanent differences between pre-tax accounting profit and taxable income.  To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation.  The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

Deferred income tax assets arising from timing differences are not carried forward as an asset unless realisation is assured beyond reasonable doubt, whereas deferred income tax assets arising from tax losses are not carried forward as an asset unless the losses can be regarded as being virtually certain of realisation.

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings.  The Rinker group’s income taxes are calculated on a separate tax return basis. However, prior to the demerger, CSR Limited was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Rinker group would have followed or now follows on a stand-alone basis.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except:

• where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

• receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cashflows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to , the taxation authority.

Capital gains tax

No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets, as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

Use of estimates

The preparation of the financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the statement of financial position dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Accounts payable

Trade creditors and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

Revenue recognition

Trading revenue is measured at the fair value of the consideration received, and is recognised when each of the following conditions are met:

(i)             Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii)          Title in the product has transferred to the buyer.

(iii)       The seller’s price to the buyer is fixed or determinable.

(iv)      Collectibility is reasonably assured.

Interest-bearing liabilities

Bank loans and other loans are recorded at an amount equal to the net proceeds received.  Interest expense is recognised on an accrual basis.

Derivative and hedging activities

The consolidated entity uses derivative financial instruments (“derivatives”) to hedge exposures to interest rate risk. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. The hedge items include recognised assets and liabilities and anticipated transactions that are probable of occurring.

Interest rate hedging

Interest rate swaps and options are used to vary the consolidated entity’s mix of fixed and variable rate borrowings. These derivatives are accounted for on an accrual basis consistent with the accounting treatment of the underlying borrowings. Both payments and receipts under the swaps are included in interest expense. The related amount payable to, or receivable from counterparties, is included in other receivables or other payables. Option premiums are deferred and amortised over the term of the option.

Rounding

Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars and are shown in US$ million and A$ million.

Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued July 10, 1998 and is therefore permitted under this class order to round to the nearest tenth of a million dollars.

Associates and partnerships

Investments in associates and partnerships have been accounted for under the equity method in the financial statements as the Rinker group has significant influence over the investees.

Deferred costs

Deferred costs are capitalised to the extent that they provide future economic benefits.  They are amortised over the period those benefits are expected to occur and their carrying value is reviewed annually as part of the business recoverable amounts test.

Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately.

Foreign currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise except if designated as hedges.  In accordance with Rule 3-20(d) of Regulation S-X, assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are translated at the weighted average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected, net of tax, as a separate component of shareholders equity.  The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

Employee entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and other employee benefits when it is probable that settlement will be required and they are capable of being reliably measured.  Provisions made in respect of wages and salaries, annual leave, long service leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.  Provisions made in respect of long service leave and other employee benefits, which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made in respect of services provided by employees up to reporting date.

Contributions to defined benefit superannuation plans are expensed when incurred.

Uninsured losses and future claims

Provisions for uninsured losses and future claims includes retained losses within insurance policies for workers compensation, product liability, general liability, automobile liability and employee medical plan claims. The provisions are based on actuarial calculations and include amounts for claims incurred but not reported as well as increases in claims that have been reported.

Accounting standards not yet effective

Revised Australian Accounting Standard AASB No. 1020 “Income Taxes” is applicable to financial years beginning on or after January 1, 2005 (year ending March 31, 2006 for Rinker Group Limited) and has the following key implications:

• For assets that have previously been revalued upwards, the Rinker group will recognise the equivalent deferred tax liability.  When these assets are subsequently depreciated, the additional depreciation will then be tax effected and will result in an increased profit after tax compared to the existing standard.

• For acquisitions, the seller’s assets and liabilities have initially been recorded by the Rinker group at fair value (which may be above their tax bases).  Under the new standard, the Rinker group may have to record a deferred tax liability for this increased value.  This will cause differences in deferred tax balances and goodwill recorded in accounting for the Rinker group recent and past acquisitions.  When the net fair values are greater than the tax bases, a deferred tax liability will be recorded causing goodwill to be increased.

A project is being undertaken by the Rinker group to consider both the ongoing impact to the Rinker group and the impact on initial adoption.  The transitional provisions require all previous acquisitions to be revisited where practicable.

Notes to the financial statements

Rinker Group Limited and its controlled entities

1                                         Segment information

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002
Business and geographic segments
Profit from ordinary activities
• United States - Rinker Materials
• Aggregates	138.2	104.0	89.5	200.9	185.4	175.0
• Cement	95.5	86.8	76.7	137.6	153.5	150.1
• Concrete, block, asphalt	116.4	85.8	63.3	166.9	151.3	123.7
• Concrete pipe and products	53.1	60.1	78.4	78.6	107.6	153.8
• Other	(11.4)	(3.1)	(1.8)	(16.0)	(5.8)	(4.1)
• Total United States - Rinker Materials	391.8	333.6	306.1	568.0	592.0	598.5
• Readymix - Australia and China	110.1	67.8	31.0	158.3	119.5	60.6

Segment total	501.9	401.4	337.1	726.3	711.5	659.1
• Corporate	(9.2)	(7.6)	(6.9)	(13.0)	(13.4)	(13.4)
	492.7	393.8	330.2	713.3	698.1	645.7
Finance (Note 5)	(47.2)	(59.0)	(63.2)	(68.8)	(104.3)	(123.7)

Profit from ordinary activities before income tax	445.5	334.8	267.0	644.5	593.8	522.0

Income tax
• United States - Rinker Materials
• Aggregates	46.9	37.9	32.4	68.2	67.4	63.5
• Cement	36.8	36.6	32.3	52.9	64.8	63.2
• Concrete, block, asphalt	45.8	33.7	24.2	65.7	59.7	47.4
• Concrete pipe and products	21.5	23.7	30.2	31.7	42.3	59.3
• Other	(7.3)	(0.4)	(0.3)	(9.7)	(1.0)	(0.6)
• Total United States - Rinker Materials	143.7	131.5	118.8	208.8	233.2	232.8
• Readymix - Australia and China	29.5	13.6	4.7	42.6	25.4	8.9

Segment total	173.2	145.1	123.5	251.4	258.6	241.7
• Corporate	(2.6)	(2.3)	(2.0)	(3.7)	(4.0)	(4.0)
	170.6	142.8	121.5	247.7	254.6	237.7
Finance (Note 5)	(21.8)	(26.0)	(23.6)	(31.5)	(46.5)	(46.2)

Income tax	148.8	116.8	97.9	216.2	208.1	191.5

Outside equity interest
• United States - Rinker Materials
• Aggregates	0.1	—	—	0.1	—	—
• Cement	—	—	—	—	—	—
• Concrete, block, asphalt	0.1	0.1	—	0.2	0.3	—
• Concrete pipe and products	—	—	—	—	—	—
• Other	0.9	1.2	0.4	1.2	2.0	0.7

• Total United States - Rinker Materials	1.1	1.3	0.4	1.5	2.3	0.7
• Readymix - Australia and China	—	1.1	0.5	—	2.1	1.1

Segment total	1.1	2.4	0.9	1.5	4.4	1.8
• Corporate	—	—		—	—	—
	1.1	2.4	0.9	1.5	4.4	1.8
Finance (Note 5)	—	(0.1)	(0.3)	—	(0.3)	(0.6)
Outside equity interest	1.1	2.3	0.6	1.5	4.1	1.2

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002
Net Profit
• United States - Rinker Materials
• Aggregates	91.2	66.1	57.1	132.6	118.0	111.5
• Cement	58.7	50.2	44.4	84.7	88.7	86.9
• Concrete, block, asphalt	70.5	52.0	39.1	101.0	91.3	76.3
• Concrete pipe and products	31.6	36.4	48.2	46.9	65.3	94.5
• Other	(5.0)	(3.9)	(1.9)	(7.5)	(6.8)	(4.2)
• Total United States - Rinker Materials	247.0	200.8	186.9	357.7	356.5	365.0
• Readymix - Australia and China	80.6	53.1	25.8	115.7	92.0	50.6

Segment total	327.6	253.9	212.7	473.4	448.5	415.6
• Corporate	(6.6)	(5.3)	(4.9)	(9.3)	(9.4)	(9.4)
	321.0	248.6	207.8	464.1	439.1	406.2
Finance (Note 5)	(25.4)	(32.9)	(39.3)	(37.3)	(57.5)	(76.9)

Net Profit attributable to members of Rinker Group Limited	295.6	215.7	168.5	426.8	381.6	329.3

Trading revenue(a)
• United States - Rinker Materials
• Aggregates	802.6	626.0	489.3	1,157.7	1,108.6	957.0
• Cement	377.0	327.2	312.1	542.5	579.2	610.4
• Concrete, block, asphalt	1,365.0	1,010.1	770.5	1,968.8	1,782.8	1,506.7
• Concrete pipe and products	421.4	437.0	484.0	611.5	777.2	947.4
• Other	410.6	396.6	401.5	591.6	703.5	786.5
• Eliminations and unallocated	(509.0)	(413.9)	(354.1)	(733.6)	(733.7)	(692.5)

• Total United States - Rinker Materials	2,867.6	2,383.0	2,103.3	4,138.5	4,217.6	4,115.5
• Readymix - Australia	802.2	539.9	447.6	1,148.3	956.0	874.1
• Readymix - China	36.4	32.6	26.4	52.7	58.1	51.4

Total trading revenue	3,706.2	2,955.5	2,577.3	5,339.5	5,231.7	5,041.0

(a)                                  Trading revenue is allocated to the geographic area on the basis of where the sale originated.

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002

External revenue(b)
• United States - Rinker Materials
• Aggregates	491.9	393.4	314.2	710.2	692.5	614.1
• Cement	183.8	152.0	153.7	263.8	269.0	300.9
• Concrete, block, asphalt	1,367.8	1,014.2	776.5	1,972.8	1,792.6	1,519.0
• Concrete pipe and products	423.3	456.2	487.2	614.3	810.8	953.1
• Other	421.1	420.1	406.1	605.5	746.2	794.6

• Total United States - Rinker Materials	2,887.9	2,435.9	2,137.7	4,166.6	4,311.1	4,181.7
• Readymix - Australia and China	850.1	593.2	482.9	1,217.9	1,050.5	943.8

Segment total	3,738.0	3,029.1	2,620.6	5,384.5	5,361.6	5,125.5
• Interest revenue (Note 4)	11.7	0.3	0.7	16.4	0.6	1.4

Total external revenue	3,749.7	3,029.4	2,621.3	5,400.9	5,362.2	5,126.9

Internal revenue(c)
• United States - Rinker Materials
• Aggregates	314.5	238.7	194.4	453.1	428.0	388.1
• Cement	194.5	175.3	159.7	280.5	312.4	316.8
• Concrete, block, asphalt	—	—	—	—	—	—
• Concrete pipe and products	—	—	—	—	—	—
• Other	—	—	—	—	—	—
• Eliminations	(509.0)	(414.0)	(354.1)	(733.6)	(740.4)	(704.9)
• Total United States - Rinker Materials	—	—			—	—
• Readymix - Australia and China	—	—	—	—	—	—

Total internal revenue	—	—	—	—	—	—

Total revenue(d)
• United States - Rinker Materials
• Aggregates	806.4	632.1	508.6	1,163.3	1,120.5	1,002.2
• Cement	378.3	327.3	313.4	544.3	581.4	617.7
• Concrete, block, asphalt	1,367.8	1,014.2	776.5	1,972.8	1,792.6	1,519.0
• Concrete pipe and products	423.3	456.2	487.2	614.3	810.8	953.1
• Other	421.1	420.1	406.1	605.5	746.2	794.6
• Eliminations	(509.0)	(414.0)	(354.1)	(733.6)	(740.4)	(704.9)

• Total United States - Rinker Materials	2,887.9	2,435.9	2,137.7	4,166.6	4,311.1	4,181.7
• Readymix - Australia and China	850.1	593.2	482.9	1,217.9	1,050.5	943.8

Segment total	3,738.0	3,029.1	2,620.6	5,384.5	5,361.6	5,125.5
• Interest revenue (Note 4)	11.7	0.3	0.7	16.4	0.6	1.4

Total revenue	3,749.7	3,029.4	2,621.3	5,400.9	5,362.2	5,126.9

(b)                                 External revenue means revenue recognised in segment profit from ordinary activities before income tax resulting from the activities of the segment, excluding revenue generated from sales to other segments within the group.

(c)                                  Internal revenue means revenue generated from sales between segments, with prices based upon the actual prices charged to the segment’s largest external customers in each market.

(d)                                 Total revenue includes trading and other revenue from ordinary activities as well as interest and dividend income.

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002

Total assets(e)
• United States - Rinker Materials
• Aggregates	932.4	942.9	698.4	1,234.6	1,570.3	1,321.5
• Cement	410.1	424.5	418.8	543.0	706.8	792.5
• Concrete, block, asphalt	834.7	801.9	416.3	1,105.3	1,334.8	787.7
• Concrete pipe and products	437.4	460.4	483.2	579.2	766.6	914.3
• Other	219.5	228.5	299.8	290.7	380.5	567.1
• Eliminations	(30.9)	(30.0)	(20.0)	(40.9)	(50.0)	(37.8)

• Total United States - Rinker Materials	2,803.2	2,828.2	2,296.5	3,711.9	4,709.0	4,345.3
• Readymix - Australia and China	897.0	588.2	515.1	1,187.8	979.3	974.6

Segment total	3,700.2	3,416.4	2,811.6	4,899.7	5,688.3	5,319.9
• Corporate	6.6	248.4	—	8.7	413.6	—
	3,706.8	3,664.8	2,811.6	4,908.4	6,101.9	5,319.9
Cash	328.5	111.0	14.8	435.1	184.8	28.0
Interest and other finance receivables	3.7	4.3	3.0	4.9	7.1	5.7
Tax assets(f)	91.0	60.7	57.3	120.5	101.1	108.5

Total assets	4,130.0	3,840.8	2,886.7	5,468.9	6,394.9	5,462.1

Total liabilities
• United States - Rinker Materials
• Aggregates	93.3	85.0	45.3	123.5	141.5	85.7
• Cement	29.8	28.4	19.6	39.5	47.3	37.1
• Concrete, block, asphalt	183.3	167.6	72.6	242.7	279.1	137.3
• Concrete pipe and products	60.1	47.6	41.5	79.6	79.3	78.6
• Other	118.3	99.9	148.1	156.7	166.3	280.2
• Eliminations	(30.9)	(30.0)	(20.0)	(40.9)	(50.0)	(37.9)

• Total United States - Rinker Materials	453.9	398.5	307.1	601.1	663.5	581.0
• Readymix - Australia and China	170.6	117.2	102.1	225.9	195.2	193.2

Segment total	624.5	515.7	409.2	827.0	858.7	774.2
• Corporate	2.9	6.8	—	3.8	11.4	—
	627.4	522.5	409.2	830.8	870.1	774.2
Interest-bearing liabilities	929.8	1,213.2	950.8	1,231.2	2,019.9	1,799.1
Interest and other finance payables	11.7	8.1	8.3	15.6	13.3	15.7
Tax liabilities(f)	280.5	212.8	168.0	371.5	354.4	317.9

Total liabilities	1,849.4	1,956.6	1,536.3	2,449.1	3,257.7	2,906.9

Depreciation, depletion and amortisation
• United States - Rinker Materials
• Aggregates	69.5	59.3	50.3	99.9	104.6	95.2
• Cement	21.4	20.7	20.7	30.8	36.6	39.2
• Concrete, block, asphalt	54.1	42.4	29.2	77.8	74.7	55.2
• Concrete pipe and products	32.0	32.4	31.0	46.1	57.3	58.6
• Other	21.8	25.5	22.0	31.6	45.1	51.4

• Total United States - Rinker Materials	198.8	180.3	153.2	286.2	318.3	299.6
• Readymix - Australia and China	35.4	30.3	27.7	50.7	53.7	54.2

Total depreciation and amortisation	234.2	210.6	180.9	336.9	372.0	353.8

(e)	Segment assets represent those assets that are employed by the segment in its operating activities, excluding finance and tax assets.

(f)	Tax assets and liabilities are based on legal entity structure and are therefore not allocated to business segments. Tax expense is allocated to business segments.

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002
Capital expenditure (accrual basis)
• United States - Rinker Materials
• Aggregates	54.0	269.4	95.0	76.6	451.4	187.0
• Cement	5.9	6.6	4.9	8.3	11.5	9.6
• Concrete, block, asphalt	68.9	348.2	48.6	97.6	676.6	95.7
• Concrete pipe and products	9.4	19.5	63.8	13.6	34.7	125.6
• Other	11.6	7.2	7.8	16.6	12.8	15.3

• Total United States - Rinker Materials	149.8	650.9	220.1	212.7	1,187.0	433.2
• Readymix - Australia and China	89.0	38.2	22.2	125.2	66.3	43.1

Total capital expenditure	238.8	689.1	242.3	337.9	1,253.3	476.3

Associate entities’ and partnership income
• United States - Rinker Materials
• Aggregates	1.1	(0.2)	—	1.7	(0.4)	—
• Cement	—	—	—	—	—	—
• Concrete, block, asphalt	—	—	—	—	—	—
• Concrete pipe and products	—	—	—	—	—	—
• Other	—	—	—	—	—	—
• Eliminations	—	—	—	—	—	—
• Total United States - Rinker Materials	1.1	(0.2)	—	1.7	(0.4)	—
• Readymix - Australia and China	13.9	13.9	11.8	20.3	24.7	23.2

Total associate entities’ and partnership income	15.0	13.7	11.8	22.0	24.3	23.2

Investments in associate entities and partnerships
• United States - Rinker Materials
• Aggregates	4.3	4.7	—	5.7	7.9	—
• Cement	—	—	—	—	—	—
• Concrete, block, asphalt	—	—	—	—	—	—
• Concrete pipe and products	—	—	—	—	—	—
• Other	—	—	—	—	—	—
• Eliminations	—	—	—	—	—	—
• Total United States - Rinker Materials	4.3	4.7	—	5.7	7.9	—
• Readymix - Australia and China	139.1	151.8	94.3	184.2	252.6	178.5

Total investments in associate entities and partnerships	143.4	156.5	94.3	189.9	260.5	178.5

Long-lived assets (property, plant and equipment)
• Australia	405.5	295.4	261.1	536.9	491.8	494.0
• United States	1,299.6	1,299.6	1,171.8	1,720.8	2,163.8	2,217.3
• Asia	10.6	6.7	12.0	14.1	11.2	22.6

Long-lived assets (property, plant and equipment)	1,715.7	1,601.7	1,444.9	2,271.8	2,666.8	2,733.9

Products and services of industry segments

Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials

Aggregates

Cement

Concrete, block and asphalt

Concrete pipe and products

Other: gypsum supply, pre-stressed concrete, polyethylene pipe, Rinker Materials corporate costs.

Readymix

Pre-mixed concrete, asphalt and other quarry products, cement, concrete pipe and other reinforced concrete products.

2                                         Other revenue and expenses from ordinary activities

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002

Revenue
Disposal of property, plant and equipment and other assets	29.4	69.7	40.0	41.4	122.9	78.3
Other	2.3	3.8	3.1	3.4	6.8	5.9

Total other revenue from ordinary activities	31.7	73.5	43.1	44.8	129.7	84.2

Expenses
Disposal of property, plant and equipment and other assets	(25.7)	(51.0)	(34.9)	(36.4)	(89.7)	(67.9)
Other restructure, rationalisation and impairment costs(a)	(10.5)	(0.3)	—	(15.1)	(0.5)	—
Other	(7.1)	(1.4)	—	(9.0)	(2.5)	—

Total other expenses from ordinary activities	(43.3)	(52.7)	(34.9)	(60.5)	(92.7)	(67.9)

(a)                                  An impairment write down of US$10.5 million or A$15.1 million was recorded during the year ended March 31, 2004 relating to Rinker Prestress.

3                                         Operating Costs

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002

Operating Costs include:
Research and development	1.3	2.8	1.7	1.8	4.6	3.2
Mining royalties paid to governments	3.8	1.8	1.3	5.5	3.2	2.6
Operating lease and rental payments	23.1	19.6	21.6	33.3	34.8	42.2
Contributions to employee retirement funds	30.7	22.8	17.6	44.3	40.3	34.4
Repairs and maintenance	105.3	80.5	69.9	144.2	137.5	133.4

4                                         Interest income

		US$ million			A$ million
	Note	2004	2003	2002	2004	2003	2002

Short-term interest income	5	11.7	0.3	0.7	16.4	0.6	1.3
Long-term interest income		—	—	—	—	—	0.1

Total interest income		11.7	0.3	0.7	16.4	0.6	1.4

5                                         Net finance expense

		US$ million			A$ million
	Note	2004	2003	2002	2004	2003	2002

Interest paid or payable on
• short-term debt		0.7	4.6	6.4	1.1	8.1	12.6
• long-term debt		53.7	44.5	51.0	77.5	78.6	99.9
Finance leases		0.2	0.2	0.3	0.3	0.4	0.6

Total interest		54.6	49.3	57.7	78.9	87.1	113.1

less amounts capitalised		—	—	0.9	—	—	1.8
Add
• funding costs		4.3	10.0	7.0	6.3	17.7	13.6
• foreign exchange loss		—	—	0.1	—	0.1	0.2

Borrowing costs		58.9	59.3	63.9	85.2	104.9	125.1
less interest income	4	11.7	0.3	0.7	16.4	0.6	1.4

Net finance expense		47.2	59.0	63.2	68.8	104.3	123.7

6		Depreciation, depletion and amortisation

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002

Amounts incurred for depreciation, depletion and amortisation of
• deferred costs and other non-current assets	11.5	11.4	11.1	16.6	20.1	21.7
• goodwill	56.5	47.1	36.0	81.3	83.0	70.4
• property, plant and equipment	161.7	146.9	128.4	232.5	259.7	251.2
• other intangibles	4.5	5.2	5.4	6.5	9.2	10.5

Total depreciation, depletion and amortisation	234.2	210.6	180.9	336.9	372.0	353.8

7		Dividends

	Financial Year	Date paid / payable		Amount per share (Australian cents)	Total Amount (A$ million)
Recognised amounts
Final Dividend(a)	2003	July 3, 2003		7	66.1
Interim Dividend(b)	2004	December 15, 2003		6	56.7
Unrecognised amounts
Final Dividend(b)	2004	July 2, 2004		8	75.6

(a)		70 per cent franked at the Australian corporate tax rate of 30 per cent.
(b)		100 per cent franked at the Australian corporate tax rate of 30 per cent.

The final dividend in respect of ordinary shares for the year ended March 31, 2004 has not been recognised in this financial report because it was declared after March 31, 2004.

Holders of Rinker American Depository Receipts (ADR’s) in the United States, which each represent 10 Rinker ordinary shares, will receive a dividend equivalent to 80 Australian cents per ADR, or ten times the final dividend per ordinary share noted above.

The adjusted franking account balance as at March 31, 2004 was A$6.2 million (2003: A$nil).

In the year ended March 31, 2003 Rinker Group Limited paid a non-cash dividend of A$16.1 million to its then parent - CSR Limited (2002: A$nil).

8		Income tax

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002

The components of income tax expense consist of the following
Current
• Australian	41.3	10.3	3.1	59.0	19.0	6.7
• US	116.6	88.8	68.0	169.9	158.1	134.5
• Other foreign	—	—	0.1	—	0.1	0.2

	157.9	99.1	71.2	228.9	177.2	141.4
Deferred
• Australian	(8.3)	(2.1)	(0.7)	(11.5)	(3.8)	(2.0)
• US	(0.8)	19.8	27.4	(1.2)	34.8	52.1
• Other foreign	—	—	—	—	(0.1)	—

	(9.1)	17.7	26.7	(12.7)	30.9	50.1

	148.8	116.8	97.9	216.2	208.1	191.5

	US$ million			A$ million
	2004	2003	2002	2004	2003	2002

The significant temporary differences are as follows
Future income tax benefit arising from
• Provisions(a)	56.2	48.5	35.9	74.4	80.8	68.0
• Tax losses (including the valuation allowance shown below)(b)	2.3	11.4	26.4	3.0	18.9	50.0
• Other(c)	3.3	2.2	—	4.4	3.7	—

Total deferred income tax assets	61.8	62.1	62.3	81.8	103.4	118.0
Valuation allowance not brought to account	(1.6)	(1.4)	(5.0)	(2.1)	(2.3)	(9.5)

Net deferred income tax assets	60.2	60.7	57.3	79.7	101.1	108.5

Deferred income tax liabilities
• Fixed asset depreciation(d)	197.2	169.7	140.3	261.2	282.5	265.4
• Spares and stores(e)	0.6	7.3	7.1	0.8	12.2	13.4
• Inventory and deferred stripping	8.2	1.1	1.2	10.9	1.8	2.2
• Prepayments	8.8	5.8	3.9	11.6	9.6	7.4
• Other(c)	8.0	18.7	8.9	10.6	31.3	17.0

Total deferred income tax liabilities	222.8	202.6	161.4	295.1	337.4	305.4

Income tax expense
Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax

Profit from ordinary activities before income tax	445.5	334.8	267.0	644.5	593.8	522.0

Income tax expense calculated at 30%	133.7	100.4	80.1	193.4	178.1	156.6
Increase (decrease) in income tax expense due to
• Non-tax deductible depreciation and amortisation	15.8	8.5	8.2	22.8	15.4	16.0
• Non-tax deductible other income	(0.1)	—	—	(0.2)	—	—
• Non-tax deductible other expenditure	2.6	1.4	0.4	3.7	2.6	0.8
• Asset disposals and writedowns	—	(2.1)	(0.1)	—	(3.7)	(0.1)
• Asian trading (profits) losses not recognised	(1.3)	(0.5)	(0.4)	(2.0)	(0.9)	(0.8)
• Non assessable interest on deferred payments from sale of businesses		(3.6)	—	—	(6.3)	—
• Equity accounted associates’ profit/rebate on dividends received	(0.6)	(4.8)	(3.3)	(1.0)	(8.4)	(6.4)
• Research and development concessions	—	(0.2)	(0.1)	—	(0.4)	(0.2)
• Income tax (over) provided in previous years	(12.4)	(0.6)	(0.9)	(17.4)	(1.1)	(1.8)
• Overseas tax rate differential	20.9	23.4	18.0	30.1	41.8	35.3
• Tax depletion of mineral reserves	(5.8)	(3.4)	(4.2)	(8.4)	(6.1)	(8.2)
• Other items	(4.0)	(1.7)	0.2	(4.8)	(2.9)	0.3

Total income tax expense on profit from ordinary activities	148.8	116.8	97.9	216.2	208.1	191.5

Total income tax expense comprises
Additions to provision for current income tax liability	157.9	99.1	71.2	228.9	177.2	141.4
Additions to (deductions from) provision for deferred income tax liability	(5.4)	11.1	9.7	(7.1)	19.6	17.6
Deductions from (additions to) deferred income tax assets	(3.7)	6.6	17.0	(5.6)	11.3	32.5

	148.8	116.8	97.9	216.2	208.1	191.5

		US$ million			A$ million
		2004	2003	2002	2004	2003	2002

Analysis of total income tax expense
Income tax expense on operating profit		148.8	116.8	97.9	216.2	208.1	191.5

		148.8	116.8	97.9	216.2	208.1	191.5

Deferred income tax assets attributable to tax losses carried forward as an asset(f)		0.7	10.0	21.4	0.9	16.6	40.5

Deferred income tax assets not taken to account (valuation allowance)(g) (h)		1.6	1.4	5.0	2.1	2.3	9.5

Tax losses
The tax losses carried forward expire as summarised below(i)
• US	expiration 2012 - 2020	—	3.1	14.1	—	5.1	26.6
• US	unlimited expiration(j)	0.3	6.8	7.2	0.4	11.3	13.7
• Australia	unlimited expiration	0.4	0.2	0.1	0.5	0.4	0.2
• Other	expiration 2004 - 2009	1.6	1.3	5.0	2.1	2.1	9.5

		2.3	11.4	26.4	3.0	18.9	50.0

Undistributed earnings

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings.  As from July 1, 2003 the withholding tax rate applicable to dividend payments from Rinker group companies in the US to Rinker group companies in Australia became nil.  Dividends from Rinker group companies in China are not subject to Chinese withholding taxes.

Valuation allowance

The net change in the valuation allowance for deferred income tax assets was an increase of US$0.2 million (decrease of A$0.2 million) in 2004, a decrease of US$3.6 million (A$7.2 million) in 2003 and an increase of US$0.2 million (A$0.3 million) in 2002. The valuation allowance relates primarily to income tax losses, with the allowance recorded due to the uncertainty of whether these losses may ultimately be realised.

(a)	Provision for tax deduction arising after expense is reported for accounting purposes.

(b)	Tax losses to be offset against future taxable income.

(c)	Other taxable and deductible temporary differences.

(d)	Tax depreciation in excess of accounting depreciation.

(e)	Spares and stores held in inventory, deductible for tax on purchase; expensed for accounting purposes on issue.

(f)	Net of the valuation allowance US$1.6 million (A$2.1 million) (2003: US$1.4 million (A$2.3 million), 2002: US$5.0 million (A$9.5 million)).

(g)	Includes capital gains tax losses US$nil (A$nil) (2003: US$0.1 million (A$0.2 million), 2002: US$nil (A$nil)).

(h)	These benefits will only be obtained if the Rinker group derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.

(i)	These balances are not net of the valuation allowance.

(j)	Represents Alternative Minimum Tax credits.

9	Cash

	US$ million		A$ million
	2004	2003	2004	2003

Cash at banks and on hand	298.6	108.3	395.5	180.3
Short-term loans and deposits	29.9	2.7	39.6	4.5

Cash	328.5	111.0	435.1	184.8

10	Receivables

	US$ million		A$ million
	2004	2003	2004	2003
Current
Trade receivables	512.5	416.8	678.8	693.9
Provision for doubtful debts(a)	(14.4)	(14.2)	(19.1)	(23.6)
	498.1	402.6	659.7	670.3
Loans to and receivables from associate entities	11.3	9.0	15.0	15.0
Divestment debtors	—	0.3	—	0.5
Cash amounts owing by CSR Limited(b)	—	36.2	—	60.2
Other loans and receivables	23.3	23.9	30.8	39.9
Provision for doubtful debts	—	(0.2)	—	(0.3)

	34.6	69.2	45.8	115.3

Total current receivables	532.7	471.8	705.5	785.6

Bad debts written off
• trade receivables	4.4	8.0	6.1	14.0

	US$ million		A$ million
	2004	2003	2004	2003
Non-current

Loans to employees
• other staff	—	2.2	—	3.6
Loans to associate entities	84.6	25.0	112.1	41.7
Other loans	5.1	2.5	6.7	4.2
Term receivables	0.1	2.5	0.2	4.1

Total non-current receivables	89.8	32.2	119.0	53.6

(a)	Provision for doubtful debts as detailed below.

US$ million Year ending March 31	Opening balance	Provided	Net charged	Foreign exchange	Acquisitions	Closing balance

2002	(14.5)	(2.1)	5.3	(1.2)	—	(12.5)
2003	(12.5)	(6.6)	8.0	(0.5)	(2.6)	(14.2)
2004	(14.2)	(3.6)	4.4	(0.7)	(0.3)	(14.4)

A$ million Year ending March 31	Opening balance	Provided	Net charged	Foreign exchange	Acquisitions	Closing balance

2002	(29.6)	(4.6)	9.3	1.2	—	(23.7)
2003	(23.7)	(12.0)	14.0	2.9	(4.8)	(23.6)
2004	(23.6)	(5.7)	6.1	4.6	(0.5)	(19.1)

In 2002, the US$2.1 million (A$4.6 million) provided was made up of US$3.1 million (A$6.6) million provided as operating expense offset by US$1.0 million (A$2.0 million) written back as other expenses from operating activities.

In 2003, the US$6.6 million (A$12.0 million) provided was made up of US$8.7 million (A$15.0 million) provided as operating expense offset by US$2.1 million (A$3.0 million) written back as other expenses from ordinary activities.

In 2004, the US$3.6 million (A$5.7 million) provided was made up of US$3.6 million (A$5.7 million) provided as operating expense.

(b)	As part of the demerger US$36.2 million (A$60.2 million) of the CSR group’s cash balances were allocated to Rinker Group Limited. This amount was transferred on May 13, 2003.

11	Inventories

	US$ million		A$ million
	2004	2003	2004	2003

Current(a)
Raw and process materials and stores	62.8	56.4	83.2	93.8
Work in progress	16.8	9.3	22.2	15.5
Finished goods	184.3	167.5	244.1	278.9

Total current inventories	263.9	233.2	349.5	388.2

Non-current
Raw and process materials and stores(a)	12.3	12.9	16.4	21.5
Land held for sale
• at cost	3.0	6.1	4.0	10.2
• at net realisable value	26.8	27.4	35.3	45.6

Total non-current inventories	42.1	46.4	55.7	77.3

(a)	All raw and process materials and stores, work in progress and finished goods are valued at cost.

12	Investments accounted for using the equity method

	US$ million		A$ million
	2004	2003	2004	2003

Shares in associate companies (a)(b)	119.4	143.0	158.1	238.0
Interests in partnerships(b)	24.0	13.5	31.8	22.5

Total investments accounted for using the equity method	143.4	156.5	189.9	260.5

(a)	Not quoted on stock exchanges.

(b)	Details of investments in associate entities are shown in note 33.

13	Other financial assets

	US$ million		A$ million
	2004	2003	2004	2003

Investments at cost (not quoted on stock exchanges)	13.5	8.9	17.8	14.8

Total other financial assets	13.5	8.9	17.8	14.8

14	Property, plant and equipment(a)

US$ million	A$ million
2004	2003	2004	2003

Land and buildings
At cost	514.9	468.8	681.4	780.5
Accumulated depreciation	(42.2)	(26.8)	(55.5)	(44.7)

Total land and buildings(b)	472.7	442.0	625.9	735.8

Plant and equipment
At cost	1,823.0	1,661.1	2,405.7	2,765.8
Accumulated depreciation	(739.6)	(656.5)	(971.1)	(1,093.1)

Total plant and equipment	1,083.4	1,004.6	1,434.6	1,672.7

Quarry and other raw material reserves
At cost	185.6	163.4	245.0	272.0
Accumulated depletion	(26.0)	(8.3)	(33.7)	(13.7)

Total quarry and other raw material reserves	159.6	155.1	211.3	258.3

Total property, plant and equipment	1,715.7	1,601.7	2,271.8	2,666.8

(a)

The economic life over which assets are depreciated is: Buildings - up to 40 years; Plant and equipment - 1 to 48 years; Quarry and other raw material reserves - 1 to 48 years. The weighted average life is: Buildings - 18 years; Plant and equipment - 12 years; Quarry and other raw material reserves - 19 years.

(b)

Land and buildings acquired prior to August 2002, owned by the consolidated entity, were independently valued as at December 31, 2003.  Land held for development and sale and properties used in quarrying were not included in this valuation.  Virtually all such valuations were independent and carried out by Jones Lang LaSalle Pty Ltd in Australia and China, and American Appraisal Associates in the United States.  The basis of the valuations was existing use, except for the sites that are considered to be surplus to the Rinker Group’s requirements, where an open market value was used.  The results of these valuations were not materially different from the carrying values above.

15	Movements in property, plant and equipment

Year end March 31, 2004 US$ million	Land and buildings	Plant and equipment	Quarry and other raw materials reserves
(US$ million)

Balance at the beginning of the financial year	442.0	1,004.6	155.1
acquired	26.5	184.8	4.1
disposed of	(6.9)	(9.8)	—
depreciation, depletion and amortisation	(15.8)	(137.8)	(8.1)
foreign currency translation	25.9	45.7	6.6
revaluations and reclassifications	1.0	(4.1)	1.9

Balance at the end of the financial year	472.7	1,083.4	159.6

A$ million	Land and buildings	Plant and equipment	Quarry and other raw materials reserves
(A$ million)

Balance at the beginning of the financial year	735.8	1,672.7	258.3
acquired	37.4	262.3	5.0
disposed of	(9.7)	(13.9)	—
depreciation, depletion and amortisation	(22.8)	(198.1)	(11.6)
foreign currency translation	(116.1)	(283.2)	(43.9)
revaluations and reclassifications	1.3	(5.2)	3.5

Balance at the end of the financial year	625.9	1,434.6	211.3

16		Intangibles

	US$ million		A$ million
	2004	2003	2004	2003

Goodwill
At cost	1,082.1	1,080.2	1,432.8	1,798.5
Accumulated amortisation	(261.4)	(206.6)	(346.1)	(343.9)

Total goodwill	820.7	873.6	1,086.7	1,454.6

Other intangibles
At cost	41.5	41.7	54.9	69.4
Accumulated amortisation	(23.4)	(18.8)	(30.9)	(31.3)

Total other intangibles	18.1	22.9	24.0	38.1

Total intangibles	838.8	896.5	1,110.7	1,492.7

The weighted average amortisation period for goodwill is 20 years.  The goodwill amortisation charge is expected to be US$56.5 million (A$81.3 million) in the year ended March 31, 2005, depending on foreign exchange rates and acquisitions made.  In subsequent years, the goodwill amortisation charge is expected to be nil, following the adoption of International Accounting Standards in Australia.

The weighted average amortisation period for other intangibles is 9 years.  Future amortisation charges are expected to be similar to the US$4.5 million (A$6.5 million) charge in the year ended March 31, 2004.

17		Other assets

	US$ million		A$ million
	2004	2003	2004	2003

Current
Prepayments	52.3	18.2	69.3	30.3
Deferred costs	8.3	4.4	10.9	7.3

Total other current assets	60.6	22.6	80.2	37.6

Non-current
Deferred costs(a)	43.6	38.7	57.7	64.4
Accumulated amortisation	(17.8)	(13.0)	(23.6)	(21.6)

	25.8	25.7	34.1	42.8

Software and system development	49.3	43.6	65.3	72.6
Accumulated amortisation	(34.6)	(23.7)	(45.8)	(39.5)
	14.7	19.9	19.5	33.1

Other	0.3	0.4	0.4	0.7

Total non-current other assets	40.8	46.0	54.0	76.6

(a)		Mainly deferred quarry establishment costs. Amortised over the life of the quarry.

18		Current payables

	US$ million		A$ million
	2004	2003	2004	2003

Trade payables	360.3	272.1	477.1	453.1
Other payables	99.5	94.4	131.8	157.2

Total current payables	459.8	366.5	608.9	610.3

19	Interest-bearing liabilities

	US$ million		A$ million
	2004	2003	2004	2003
Current
Current maturities of long-term borrowings
Secured
• bank loans(a)	—	0.2	—	0.4
• other facilities(a)	4.9	2.9	6.5	4.8
Unsecured
• bonds(b)	—	153.3	—	255.3
• other facilities	1.0	1.1	1.3	1.7

	5.9	157.5	7.8	262.2

Short-term borrowings
Unsecured
• bank loans	11.5	4.2	15.2	7.0
	11.5	4.2	15.2	7.0

Total current interest-bearing liabilities	17.4	161.7	23.0	269.2

Non-current
Long-term borrowings
Secured
• bonds(a)	—	81.5	—	135.7
• other facilities(a)	3.2	7.6	4.3	12.6
Unsecured
• bonds	599.9	449.7	794.4	748.7
• commercial paper	24.9	—	33.0	—
• bank lines	275.0	490.0	364.1	815.9
• owing to CSR Limited	8.4	13.5	11.1	22.5
• other facilities	1.0	9.2	1.3	15.3

Total non-current interest-bearing liabilities	912.4	1,051.5	1,208.2	1,750.7

(a)	Collateralised by a charge over property, plant and equipment. The net carrying value of the assets subject to charge as at March 31, 2004 is US$10.9 million (A$14.4 million).

(b)	As part of the demerger these bonds were extinguished on April 2, 2003.

20	Credit facilities and maturity profile

	US$ million		A$ million
	2004	2003	2004	2003

Current maturities of long-term borrowings are repayable in the following currencies
United States dollar debt	4.1	4.2	5.4	6.9
Australian dollar debt	1.8	—	2.4	—

	5.9	4.2	7.8	6.9

Category of aggregate short-term borrowings
United States dollar debt(a)	—	153.3	—	255.3
Chinese yuan debt	11.5	4.2	15.2	7.0
	11.5	157.5	15.2	262.3
Total current interest-bearing liabilities	17.4	161.7	23.0	269.2

Other current payables	2.6	—	3.4	—

Total current interest bearing liabilities and other payables	20.0	161.7	26.4	269.2

(a)	During the year ended March 31, 2004, the short-term United States dollar debt was repaid.

		2004%	2003%
Weighted average interest rate of aggregate short-term borrowings
United States dollar debt		6.5	1.8
Chinese yuan debt		4.9	4.5

	US$ million		A$ million
	2004	2003	2004	2003

Non-current interest-bearing liabilities and payables are repayable in the following currencies
Australian dollars	8.8	16.1	11.8	26.8
United States dollars	923.0	1,057.0	1,222.1	1,759.8

	931.8	1,073.1	1,233.9	1,786.6

Total non-current interest-bearing liabilities and payables will mature as follows
Year ending March
• 1 to 2 years	273.1	—	361.6	—
• 2 to 3 years	2.6	250.0	3.5	416.3
• 3 to 4 years	302.1	547.0	400.0	910.7
• 4 to 5 years	1.6	—	2.1	—
• 5 to 6 years	0.5	—	0.7	—
• 6 to 7 years	200.3	—	265.3	—
• 7 to 8 years	0.2	—	0.3	—
• 8 to 9 years	0.2	—	0.3	—
• 9 to 10 years	0.3	—	0.4	—
• more than 10 years	150.9	244.8	199.7	407.6
	931.8	1,041.8	1,233.9	1,734.6
Borrowings and payables without fixed maturity date	—	31.3	—	52.0

	931.8	1,073.1	1,233.9	1,786.6

	US$ million		A$ million
	2004	2003	2004	2003
Non-current interest-bearing liabilities and payables
Short-term maturities backed by long-term credit standby facilities
US dollar debt
commercial paper
• (average rate 2004:1.2%, 2003:1.9%)	24.9	—	33.0	—
bank lines
• (average rate 2004:1.5%, 2003:1.8%)(d)(b)	—	125.0	—	208.1
bonds
• maturity March 2004 (6.88%)(c)	—	53.6	—	89.2
	24.9	178.6	33.0	297.3

Long-term maturities of borrowings(c)
United States dollar debt
• US bonds
• maturity July 2005 (2004:6.88%, 2003:6.88%)	250.0	246.2	331.0	409.9
• maturity August or December 2010 (2004:4.6%, 2003:nil)(d)	200.0	—	264.8	—
• maturity July 2025 (2004:7.70%, 2003:7.70%)	149.9	149.9	198.5	249.6
• Bank lines	275.0	365.0	364.1	607.8
• Promissory note (4.00%)	1.0	2.0	1.3	3.3
• Variable rate note (1.45%, 2003)	—	7.2	—	12.0
• Other bonds - maturity December 2014 (8.5%, 2003)(d)	—	81.5	—	135.7
• Term payables	19.2	19.0	25.4	31.6
• Other items	3.0	7.6	4.0	12.6
Australian dollar debt
• Other	8.8	16.1	11.8	26.8
	906.9	894.5	1,200.9	1,489.3
Total non-current interest-bearing liabilities and payables	931.8	1,073.1	1,233.9	1,786.6

(b)	Details of long-term credit stand-by facilities are disclosed below. During the year ended March 31, 2004, US$125 million of borrowings under bank lines were repaid.

(c)

Certain US$ debt has a floating interest rate. (Refer to note 27 to the financial statements for details). Interest on this debt is based upon LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature.

(d)	During the year ended March 31, 2004, US$200.0 million of bonds were issued and US$81.5 million of other bonds were repaid.

Commercial paper.  Rinker group has a commercial paper program based in the United States.  The program, which totals US$400.0 million, or A$529.7 million (2003: US$400.0 million, or A$666.0 million) is an evergreen facility.  Drawings on the program are backed by the standby facilities referred to below. As at March 31, 2004 Rinker group had US$24.9 million, or A$33.0 million drawn under the facility.

Credit standby facilities.  Rinker group had total committed credit standby facilities of US$1,077.5 million, or A$1,426.8 million (2003: US$1,077.5 million, or A$1,794.0 million) of which US$492.4 million, or A$652.0 million was undrawn as at March 31, 2004. These facilities have fixed maturity dates ranging between March 2005 and April 2007. The weighted average commitment fee is 0.157%.  Commitments can be withdrawn following an event of default under the facility agreements.

Other.  At March 31,2004, Rinker group entities had in place uncommitted working capital facilities of US$70 million, (A$ 92.7 million).  US$35.8 million (A$47.3 million) in letters of credit were issued against these working capital facilities at March 31, 2004.

21		Provisions

	March 31 2003	Recognised	Acquired	Settled	Disposals/ Transfers	Foreign Currency Translation	March 31 2004
	(US$ million)

Consolidated
Current
Employee entitlements	34.6	53.9	0.5	(56.1)	(0.9)	2.1	34.1
Fringe benefits tax	0.3	2.3	—	(0.6)	—	0.2	2.2
Restructure and rationalisation	—	3.6	—	(1.3)	—	0.3	2.6
Restoration and environmental rehabilitation	3.7	1.4	—	(0.7)	—	0.2	4.6
Uninsured losses and future claims	29.7	100.6	—	(99.7)	—	0.2	30.8
Other	10.6	9.0		(5.6)		0.6	14.6
Total current provisions	78.9	170.8	0.5	(164.0)	(0.9)	3.6	88.9

Non-current
Employee entitlements	12.5	0.5	0.1	—	1.0	3.2	17.3
Restoration and environmental rehabilitation	14.3	4.4	0.3	—	—	2.2	21.2
Uninsured losses and future claims	35.9	(3.5)	—	—	—	—	32.4
Other	0.9	(0.8)	—	—	—	—	0.1
Total non-current provisions	63.6	0.6	0.4	—	1.0	5.4	71.0

	March 31 2002	Recognised	Acquired	Settled	Disposals/ Transfers	Foreign Currency Translation	March 31 2003
	(US$ million)

Consolidated
Current
Employee entitlements	22.7	49.4	17.6	(56.0)	0.2	0.7	34.6
Fringe benefits tax	1.3	0.2	—	(1.4)	—	0.2	0.3
Restructure and rationalisation	5.5	(1.1)	—	(4.8)	0.1	0.3	—
Restoration and environmental rehabilitation	3.0	—	2.3	(1.7)	—	0.1	3.7
Uninsured losses and future claims	19.0	69.7	8.1	(67.3)	—	0.2	29.7
Other	2.5	1.2	6.8	(1.9)	1.7	0.3	10.6
Total current provisions	54.0	119.4	34.8	(133.1)	2.0	1.8	78.9

Non-current
Employee entitlements	11.3	(1.1)	—	—	0.9	1.4	12.5
Restructure and rationalisation	1.2	(1.2)	—	—	—	—	—
Restoration and environmental rehabilitation	10.6	2.8	—	—	—	0.9	14.3
Uninsured losses and future claims	23.1	12.4	—	—	—	0.4	35.9
Other	—	0.1	0.8	—	—	—	0.9
Total non-current provisions	46.2	13.0	0.8	—	0.9	2.7	63.6

	March 31 2001	Recognised	Acquired	Settled	Disposals/ Transfers	Foreign Currency Translation	March 31 2002
	(US$ million)

Consolidated
Current
Employee entitlements	25.4	32.6	0.1	(35.1)	(0.6)	0.3	22.7
Fringe benefits tax	1.3	1.2	—	(1.2)	—	—	1.3
Restructure and rationalisation	7.5	(0.7)	—	(1.6)	—	0.3	5.5
Restoration and environmental rehabilitation	4.0	1.3	(0.1)	(2.2)	—	—	3.0
Uninsured losses and future claims	14.3	62.8	—	(58.1)	—	—	19.0
Other	5.2	(0.3)	—	(2.5)	—	0.1	2.5
Total current provisions	57.7	96.9	—	(100.7)	(0.6)	0.7	54.0

Non-current
Employee entitlements	10.6	—	—	—	—	0.7	11.3
Restructure and rationalisation	1.5	(0.3)	—	—	—	—	1.2
Restoration and environmental rehabilitation	8.8	1.1	0.3	—	—	0.4	10.6
Uninsured losses and future claims	22.5	0.6	—	—	—	—	23.1
Total non-current provisions	43.4	1.4	0.3	—	—	1.1	46.2

	March 31 2003	Recognised	Acquired	Settled	Disposals/ Transfers	Foreign Currency Translation	March 31 2004
	(A$ million)

Consolidated
Current
Employee entitlements	57.7	77.4	0.8	(80.5)	(1.4)	(8.8)	45.2
Fringe benefits tax	0.5	3.3	—	(0.8)	—	—	3.0
Restructure and rationalisation	—	5.2	—	(1.8)	—	—	3.4
Restoration and environmental rehabilitation	6.1	2.1	—	(1.0)	—	(1.2)	6.0
Uninsured losses and future claims	49.4	143.9	—	(142.0)	—	(10.5)	40.8
Other	17.6	12.0	—	(8.1)	—	(2.1)	19.4
Total current provisions	131.3	243.9	0.8	(234.2)	(1.4)	(22.6)	117.8

Non-current
Employee entitlements	20.8	0.7	0.2	—	1.5	(0.2)	23.0
Restoration and environmental rehabilitation	23.8	6.2	0.4	—	—	(2.4)	28.0
Uninsured losses and future claims	59.8	(4.8)	—	—	—	(12.2)	42.8
Other	1.5	(1.0)	—	—	—	(0.3)	0.2
Total non-current provisions	105.9	1.1	0.6	—	1.5	(15.1)	94.0

	March 31 2002	Recognised	Acquired	Settled	Disposals/ Transfers	Foreign Currency Translation	March 31 2003
	(A$ million)

Consolidated
Current
Employee entitlements	42.8	87.6	32.3	(98.7)	0.3	(6.6)	57.7
Fringe benefits tax	2.5	0.4	—	(2.4)		—	0.5
Restructure and rationalisation	10.4	(1.9)	—	(8.5)	0.1	(0.1)	—
Restoration and environmental rehabilitation	5.7	—	4.3	(3.0)	—	(0.9)	6.1
Uninsured losses and future claims	36.0	123.6	14.8	(118.8)	—	(6.2)	49.4
Other	4.8	2.1	12.5	(3.3)	3.0	(1.5)	17.6
Total current provisions	102.2	211.8	63.9	(234.7)	3.4	(15.3)	131.3

Non-current
Employee entitlements	21.4	(1.9)	—	—	1.6	(0.3)	20.8
Restructure and rationalisation	2.2	(2.1)	—	—	—	(0.1)	—
Restoration and environmental rehabilitation	20.0	5.0	—	—	—	(1.2)	23.8
Uninsured losses and future claims	43.8	22.0	—	—	—	(6.0)	59.8
Other	—	0.1	1.5	—	—	(0.1)	1.5
Total non-current provisions	87.4	23.1	1.5	—	1.6	(7.7)	105.9

	March 31 2001	Recognised	Acquired	Settled	Disposals/ Transfers	Foreign Currency Translation	March 31 2002
	(A$ million)

Consolidated
Current
Employee entitlements	51.7	64.4	0.1	(69.1)	(1.3)	(3.0)	42.8
Fringe benefits tax	2.6	2.5	—	(2.6)	—	—	2.5
Restructure and rationalisation	15.3	(1.3)	—	(3.1)	—	(0.5)	10.4
Restoration and environmental rehabilitation	8.2	2.5	(0.3)	(4.3)	—	(0.4)	5.7
Uninsured losses and future claims	29.2	122.8	—	(113.8)	—	(2.2)	36.0
Other	10.5	(0.6)	—	(4.7)	—	(0.4)	4.8
Total current provisions	117.5	190.3	(0.2)	(197.6)	(1.3)	(6.5)	102.2

Non-current
Employee entitlements	21.5	—	—	—	—	(0.1)	21.4
Restructure and rationalisation	3.1	(0.7)	—	—	—	(0.2)	2.2
Restoration and environmental rehabiliation	18.0	2.1	0.6	—	—	(0.7)	20.0
Uninsured losses and future claims	45.9	1.2	—	—	—	(3.3)	43.8
Total non-current provisions	88.5	2.6	0.6	—	—	(4.3)	87.4

22                                  Contributed equity

	US$ million		A$ million
	2004	2003	2004	2003

Shareholders equity	1,497.1	1,496.5	2,286.2	2,285.4

Contributed equity represents the deemed contribution of shareholder’s equity from the demerger of Rinker Group Limited. Rinker Group Limited at March 31, 2004 had 944,994,496 shares. As a consequence of the demerger, shareholders in CSR Limited became shareholders in Rinker Group Limited on a pro-rata basis with 944,668,106 shares being issued on April 11, 2003. Ordinary shares were listed on the Australian Stock Exchange on a deferred settlement basis from March 31, 2003.

Rinker has previously adopted the following share and option incentive plans for employees and executives of Rinker group companies in Australia: the Rinker Option Plan (Rinker OP), the Rinker Employee Share Acquisition Plan (Rinker ESAP), the Rinker Universal Share Plan (Rinker USP) and the Rinker Cash Award Share Plan (Rinker CASP).

Rinker Option Plan (Rinker OP)

This plan was created prior to the demerger from CSR in anticipation of granting share options in Rinker.  However, no options have been issued under this plan and it is not currently envisaged that the plan will be activated.

Rinker Cash Award Share Plan (Rinker CASP)

The Cash Award Share Plan (CASP) is a long-term equity incentive plan for Australian Senior Executives and key contributor employees that is designed to promote the Total Shareholder Return (TSR) of Rinker shares. This will be superseded by the Performance Share Plan.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals.  The amount of the share award was based on level of seniority and performance.  The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee until performance and time qualifications are met.  The performance hurdle for shares offered in August 2003 was for the percentage increase in Rinker TSR to exceed the percentage increase in the ASX 200 TSR between August 11, 2003 and August 11, 2006.  Each offer was also subject to a minimum holding period.  Shares cannot be withdrawn from CASP until 10 years from the date those shares vested, or until the participant is no longer an employee of any Rinker company, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, irrespective of whether the relevant criteria have been met at that time.  The plan rules specify the basis on which any bonus shares issued in respect of shares held under CASP, or shares received on behalf of a participant on exercise of renounceable rights issues, will be held.

Each participant may direct the trustee how to vote any shares held on the participant’s behalf.

A pro rata share of the CASP award grant related to fiscal year 2004, has been included in the remuneration tables under the heading “CASP Grants” for Australian based Senior Executives.

Rinker Employee Share Acquisition Plan (Rinker ESAP)

ESAP is a plan that enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax remuneration or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held on trust for the participant.

Eligibility to participate in ESAP is determined by the Rinker board.

Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company.  However, taxation deferral benefits only currently apply for a maximum of 10 years.  If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer to the participant the shares in the plan held on behalf of the participant or sell the shares and distribute the proceeds of sale (less authorized deductions) to the participant.

Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board.

Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf.  The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorized deductions).

Each participant may direct the trustee how to vote any shares held on the participant’s behalf.

Rinker Universal Share Plan (Rinker USP)

Eligible employees within the Rinker group in Australia are entitled to apply for Rinker shares as and when offered by the Rinker board.  An application may be made by an eligible employee for a parcel of 50, 100, or 150 shares.  An eligible employee who applies, and pays for such qualifying shares will be entitled to receive an equal number of additional shares for no further consideration.

No loan facility is offered under the Rinker USP.

Shares allotted under USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares.  During the fiscal year, 324,700 shares were issued in total to the 1,219 employees who participated in the USP.

Shares allotted under Rinker USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or the time the participant ceases to be employed by any Rinker group company.  After that time, the participant may retain ownership of the shares or sell them. No expense was recorded in respect of shares provided to employees under the Universal Share Plan.

23                                  Reserves

	US$ million		A$ million
	2004	2003	2004	2003

Movements in foreign currency translation reserve
Balance at the beginning of the financial year	6.0	(38.1)	107.9	353.6
Exchange differences relating to overseas net assets	190.6	43.6	(410.2)	(245.7)
Transfer to retained earnings on disposal of subsidiaries	—	0.5	(2.0)	—
Balance at the end of the financial year	196.6	6.0	(304.3)	107.9

24                                  Outside equity interests in controlled entities

	US$ million		A$ million
	2004	2003	2004	2003

Contributed equity	3.3	14.1	3.9	20.8
Reserves	—	—	0.4	3.8
Retained profits (losses)	1.6	(3.9)	2.2	(7.7)
Total outside equity interests in controlled entities	4.9	10.2	6.5	16.9

25                                  Directors’ and executives’ remuneration(a)(b)(c)

	US$ 2004	US$ 2003	US$ 2002	A$ 2004	A$ 2003	A$ 2002
	(Thousands of dollars)
Aggregate income paid or payable, or otherwise made available, to directors of Rinker Group Limited	3,976.9	—	—	5,700.1	—	—

Aggregate income of Australian executives	6,286.3	4,852.2	4,695.4	9,010.0	8,581.5	9,185.0

	2004	2003	2002		2004	2003	2002
The number of Rinker Group Limited directors and Australian executives whose total income fell within the following bands(d)
Directors (US$)				Directors (US$)
20,000 to 29,999	1	—	—	130,000 to 139,999	1	—	—
60,000 to 69,999	1	—	—	160,000 to 169,999	1	—	—
70,000 to 79,999	1	—	—	3,420,000 to 3,429,999	1	—	—
80,000 to 89,999	1	—	—

Australian Executives (US$)				Australian Executives (US$)
80,000 to 89,999	—	1	—	290,000 to 299,999	—	2	—
90,000 to 99,999	—	—	1	310,000 to 319,999	—	—	—
100,000 to 109,999	—	—	2	320,000 to 329,999	—	1	—
110,000 to 119,999	—	—	2	340,000 to 349,999	—	1	—
120,000 to 129,999	—	—	1	350,000 to 359,999	1	—	—
130,000 to 139,999	—	1	3	360,000 to 369,999	—	1	—
140,000 to 149,999	—	1	2	370,000 to 379,999	—	—	—
150,000 to 159,999	—	—	1	390,000 to 399,999	—	1	—
160,000 to 169,999	—	1	—	410,000 to 419,999	1	—	—
170,000 to 179,999	1	1	—	420,000 to 429,999	1	—	—
180,000 to 189,999	—	1	3	440,000 to 449,999	1	—	—
190,000 to 199,999	—	—	1	450,000 to 459,999	1	—	—
200,000 to 209,999	3	1	1	460,000 to 469,999	—	—	1
210,000 to 219,999	—	—	1	470,000 to 479,999	1	—	—
230,000 to 239,999	1	—	—	540,000 to 549,999	—	—	1
250,000 to 259,999	1	—	—	590,000 to 599,999	1	—	—
260,000 to 269,999	—	1	—	700,000 to 709,999	1	—	—
270,000 to 279,999	—	1	—	870,000 to 879,999	1	—	—
280,000 to 289,999	1	1	—	920,000 to 929,999	—	1	—
				1,000,000 to 1,009,999	—	—	1

Directors (A$)				Directors (A$)
40,000 to 49,999	1	—	—	180,000 to 189,999	1	—	—
90,000 to 99,999	1	—	—	240,000 to 249,999	1	—	—
100,000 to 109,999	1	—	—	4,910,000 to 4,919,999	1	—	—
120,000 to 129,999	1	—	—

Australian Executives (A$)				Australian Executives (A$)
140,000 to 149,999	—	1	—	470,000 to 479,999	—	2	—
180,000 to 189,999	—	—	1	490,000 to 499,999	—	1	—
200,000 to 209,999	—	—	2	500,000 to 509,999	1	—	—
210,000 to 219,999	—	—	2	520,000 to 529,999	—	2	—
220,000 to 229,999	—	—	—	560,000 to 569,999	—	—	—
230,000 to 239,999	—	1	1	580,000 to 589,999	1	1	—
240,000 to 249,999	—	—	—	600,000 to 609,999	1	—	—
250,000 to 259,999	1	1	1	610,000 to 619,999	—	1	—
260,000 to 269,999	—	—	1	630,000 to 639,999	1	—	—
270,000 to 279,999	—	—	1	640,000 to 649,999	1	—	—
280,000 to 289,999	—	—	—	650,000 to 659,999	—	1	—
290,000 to 299,999	3	1	3	670,000 to 679,999	1	—	—
300,000 to 309,999	—	1	—	690,000 to 699,999	—	1	—
320,000 to 329,999	—	1	—	840,000 to 849,999	1	—	—
330,000 to 339,999	1	—	—	900,000 to 909,999	—	—	1
350,000 to 359,999	—	1	—	1,000,000 to 1,009,999	1	—	—
360,000 to 369,999	—	—	2	1,060,000 to 1,069,999	—	—	1
370,000 to 379,999	1	—	2	1,250,000 to 1,259,999	1	—	—
400,000 to 409,999	1	—	1	1,620,000 to 1,629,999	—	1	—
410,000 to 419,999	—	—	1	1,970,000 to 1,979,999	—	—	1

(a)                                  Total remuneration for each director and executive includes salary, bonus, superannuation, retirement payments and other benefits.

(b)                                 Until February 3, 2003, the directors of Rinker Group Limited were executives of CSR Limited who carried out the duties of directors of Rinker Group Limited as a consequence of their employment with CSR Limited.  They received no remuneration from Rinker Group Limited or CSR Limited for the performance of duties as directors of Rinker Group Limited. The directors who took office on February 3, 2003 were directors of CSR Limited and received directors fees from CSR Limited.  No additional fees were paid as a result of their directorship of Rinker Group Limited for the period February 3, to March 31, 2003.

(c)                                  Included in the statement of financial position is a provision for the retirement allowances of Rinker Group Limited non-executive directors. This provision has increased from US$399,255 (A$664,760) as at March 31, 2003 to US$1,028,873 (A$1,362,384) as at March 31, 2004.

(d)                                 Executives whose total income equals or exceeds A$100,000. Number of Australian executives 16 (2003: 17; 2002: 21). Average remuneration US$392,895 (A$563,129) (2003: US$285,423 (A$504,795); 2002: US$223,589 (A$437,380)). The definition of executive is “Employees responsible for the strategic direction and operational management of the group”.

26                                  Auditors’ remuneration

	US$ thousand			A$ thousand
	2004	2003	2002	2004	2003	2002

Auditing and reviewing the financial report of the parent entity (including the consolidated entity) and each controlled entity
Auditor of parent entity
• Deloitte Touche Tohmatsu in Australia	527	120	87	755	212	170
• Deloitte Touche Tohmatsu outside of Australia	715	874	547	1,025	1,546	1,071

	1,242	994	634	1,780	1,758	1,241

Audit related services
• Deloitte Touche Tohmatsu in Australia	21	—	—	31	—	—
• Deloitte Touche Tohmatsu outside of Australia	107	48	—	152	84	—

	128	48	—	183	84	—
Taxation strategy and compliance
• Deloitte Touche Tohmatsu outside of Australia	72	128	867	104	227	1,696

Total auditors’ remuneration(a)	1,442	1,170	1,501	2,067	2,069	2,937

(a)                                  Rinker Group Limited’s annual fees were paid by the then parent entity CSR Limited in 2003 and 2002. Note that the 2003 consolidated amounts do not include an allocation of the CSR group fee during 2003, and represent only those amounts charged directly to the individual businesses.

27                                  Financial instruments

The Rinker group uses a variety of derivative instruments to manage financial risks. The Rinker group does not use or issue derivative or financial instruments for speculative or trading purposes.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenue and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed under “Significant accounting policies”.

Credit exposure

The Rinker group is exposed to credit related losses in the event of non-performance by counterparties to these derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody’s or Standard and Poor’s rating of at least A3 or A- respectively.

The Rinker group controls risk through the use of credit ratings, limits and monitoring procedures. The Rinker group does not usually require collateral or other security to support financial instruments with credit risk.

Credit exposure of interest rate and foreign currency derivatives is represented by the net fair value of the contracts. The carrying amounts of financial assets included in the Rinker group’s financial statements represent the Rinker group’s exposure to credit risk in relation to these assets.

As at March 31, 2004 and 2003, the Rinker group had no significant concentration of credit risk for derivative instruments with any single counterparty or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and markets in which the Rinker group does business, as well as the dispersion across many geographic areas.

Net fair value

Except as detailed in the interest rate risk exposure table below, the carrying amount of financial assets and liabilities recorded in the financial statements approximates their net fair values. Net fair value represents in relation to an asset, the fair value after deducting costs expected to be incurred were the asset to be exchanged and in relation to a liability, the fair value plus costs expected to be incurred were the liability to be settled.

The following assumptions and methods were used to estimate net fair value:

Interest rate swaps, caps, swaptions, foreign currency contracts, foreign exchange options, currency swaps and commodity swaps.  The net fair value is estimated using market accepted formulae and market quoted input variables.

Long-term borrowings. The present value of expected cash flows have been used to determine net fair value using interest rates derived from market parameters that accurately reflect their term structure. Certain estimates and judgements were required to develop the fair value amounts.

Interest rate sensitivity and risk management

The Rinker group enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The Rinker group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the Rinker group’s interest rate exposure and should be read in conjunction with note 19 and 20.

	Weighted average
	Term		Principal/maturities							Carrying
	in	Rate	1 year	1 to 2	2 to 3	3 to 4	4 to 5	over 5		amount (c)		Net fair value
Interest rate risk exposure	years	%pa(a)	or less	years	years	years	years	years	Total	Asset	Liability	Asset	Liability
	(US$ million)

2004
Long-term debt
Fixed rate US$ debt	8.0	6.3	—	251.7	0.6	0.6	0.3	350.7	603.9	—	611.7	—	696.8
Floating rate US$ debt(b)	3.0	1.4	—	—	—	299.9	—	—	299.9	—	300.5	—	301.4
Other A$ debt	7.0	0.5		2.0	2.0	1.6	1.3	1.7	8.6	—	8.6	—	8.6
Short-term debt
Fixed rate CNY debt	0.2	4.9	11.5	—	—	—	—	—	11.5	—	11.5	—	11.5
Other US$ debt	1.0	6.5	4.1	—	—	—	—	—	4.1	—	4.1	—	4.1
Other A$ debt	1.0	—	1.8	—	—	—	—	—	1.8	—	1.8	—	1.8
Term payables and other items	—	—	2.6	19.4	—	—	—	—	22.0	—	22.0	—	22.0
Cash at bank and on deposit	—	—	328.5	—	—	—	—	—	328.5	328.5	—	328.5	—
Total(c)										328.5	960.2	328.5	1,046.2

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against US$ LIBOR	3.0	3.6	—	—	125.0	125.0	—	—	250.0	0.4	1.2	—	9.0
US dollar interest rate swaptions
US$ interest rate swaptions sold	2.2	3.2	—	—	25.0	—	—	—	25.0	0.2	—	—	0.7
Total(c)										0.6	1.2	—	9.7

	(A$ million)

2004
Long-term debt
Fixed rate US$ debt	8.0	6.3	—	333.3	0.8	0.8	0.4	464.4	799.7	—	810.0	—	922.7
Floating rate US$ debt(b)	3.0	1.4	—	—	—	397.1	—	—	397.1	—	397.9	—	399.1
Other A$ debt	7.0	0.5	—	2.6	2.7	2.1	1.7	2.3	11.4	—	11.4	—	11.4
Short-term debt
Fixed rate CNY debt	0.2	4.9	15.2	—	—	—	—	—	15.2	—	15.2	—	15.2
Other US$ debt	1.0	6.5	5.4	—	—	—	—	—	5.4	—	5.4	—	5.4
Other A$ debt	1.0	—	2.4	—	—	—	—	—	2.4	—	2.4	—	2.4
Term payables and other items	—	—	3.4	25.7	—	—	—	—	29.1	—	29.1	—	29.1
Cash at bank and on deposit	—	—	435.1	—	—	—	—	—	435.1	435.1	—	435.1	—
Total(c)										435.1	1,271.4	435.1	1,385.3

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against US$ LIBOR	3.0	3.6	—	—	165.5	165.5	—	—	331.0	0.5	1.6	—	11.9
US dollar interest rate swaptions
US$ interest rate swaptions sold	2.2	3.2	—	—	33.1	—	—	—	33.1	0.2	—	—	0.9
Total(c)										0.7	1.6	—	12.8

(a)                                  Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b)                                 This debt can be refinanced using existing standby facilities.

(c)                                  The carrying amount of financial instruments shown above as liabilities are included in the balance sheet as follows:

	US$ million 2004	A$ million 2004

Current interest-bearing liabilities	17.4	23.0
Non-current interest-bearing liablilities	912.4	1,208.2
Non-current payables	19.4	25.7
Interest and other current payables	12.2	16.1
Total carrying amount of financial instrument liabilities	961.4	1,273.0

	Weighted average
	Term		Principal/maturities							Carrying
	in	Rate	1 year	1 to 2	2 to 3	3 to 4	4 to 5	over 5		amount (c)		Net fair value
Interest rate risk exposure	years	%pa(a)	or less	years	years	years	years	years	Total	Asset	Liability	Asset	Liability
	(US$ million)

2003
Long-term debt
Fixed rate US$ debt	9.3	7.4	53.6	—	246.2	—	—	231.3	531.1	—	536.0	—	650.5
Floating rate US$ debt(b)	3.0	1.6	125.0	—	—	372.2	—	—	497.2	—	497.4	—	497.5
Other A$ debt	26.1	—	—	—	—	—	—	13.5	13.5	—	13.5	—	13.5
Other US$ debt	—	—	—	9.7	—	—	—	—	9.7	—	9.7	—	9.7
Short-term debt
Fixed rate CNY debt	0.2	4.5	4.2	—	—	—	—	—	4.2	—	4.3	—	4.3
Other US$ debt	—	—	157.5	—	—	—	—	—	157.5	—	157.5	—	157.5
Term payables and other items	—	—	—	21.6	—	—	—	—	21.6	—	21.6	—	21.6
Cash at bank and on deposit	—	—	111.0	—	—	—	—	—	111.0	111.0	—	111.0	—
Cash available from CSR Limited	—	—	153.3	—	—	—	—	—	153.3	153.3	—	153.3	—
Total(c)										264.3	1,240.0	264.3	1,354.6

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against US$ LIBOR	3.2	4.0	75.0	—	—	125.0	125.0	—	325.0	0.3	0.7	—	9.2
US dollar interest rate swaptions
US$ interest rate swaptions sold	3.1	2.1		—	—	25.0	—	—	25.0	—	—	—	2.0
Total(c)										0.3	0.7	—	11.2

	(A$ million)

2003
Long-term debt
Fixed rate US$ debt	9.3	7.4	89.2	—	409.9	—	—	385.1	884.2	—	892.5	—	1,083.1
Floating rate US$ debt(b)	3.0	1.6	208.1	—	—	619.7	—	—	827.8	—	828.2	—	828.3
Other A$ debt	26.1	—	—	—	—	—	—	22.5	22.5	—	22.5	—	22.5
Other US$ debt	—	—	—	16.2	—	—	—	—	16.2	—	16.2	—	16.2
Short-term debt
Fixed rate CNY debt	0.2	4.5	7.0	—	—	—	—	—	7.0	—	7.2	—	7.1
Other US$ debt	—	—	262.2	—	—	—	—	—	262.2	—	262.2	—	262.2
Term payables and other items	—	—	—	35.9	—	—	—	—	35.9	—	35.9	—	35.9
Cash at bank and on deposit	—	—	184.8	—	—	—	—	—	184.8	184.8	—	184.8	—
Cash available from CSR Limited	—	—	255.3	—	—	—	—	—	255.3	255.3	—	255.3	—
Total(c)										440.1	2,064.7	440.1	2,255.3

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against US$ LIBOR	3.2	4.0	124.9	—	—	208.1	208.1	—	541.1	0.5	1.2	—	15.4
US dollar interest rate swaptions
US$ interest rate swaptions sold	3.1	2.1	—	—	—	41.6	—	—	41.6	—	—	—	3.3
Total(c)										0.5	1.2	—	18.7

(a)                                  Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b)                                 This debt can be refinanced using existing standby facilities.

(c)                                  The carrying amount of financial instruments shown above as liabilities are included in the balance sheet as follows:

	US$ million 2003	A$ million 2003

Current interest-bearing liabilities	161.7	269.2
Non-current interest-bearing liablilities	1,051.5	1,750.7
Non-current payables	21.6	35.9
Interest and other current payables	5.9	10.1
Total carrying amount of financial instrument liabilities	1,240.7	2,065.9

28                                  Contracted capital expenditure

	US$ million		A$ million
	2004	2003	2004	2003

Contracted capital expenditure
Estimated capital expenditure contracted for at balance date but not provided for
Payable within one year - controlled entities	20.4	6.5	27.0	10.8
Payable within one year - associate entities	3.6	4.3	4.8	7.2

Total contracted capital expenditure	24.0	10.8	31.8	18.0

29                                  Contracted operating lease and hire expenditure

	US$ million		A$ million
	2004	2003	2004	2003

Contracted operating lease and hire expenditure commitments not otherwise provided for in the financial statements
• land and buildings	54.3	53.6	72.0	89.2
• quarry and other raw material reserves	61.0	53.8	80.7	89.5
• plant and equipment	13.7	14.2	18.1	23.9
	129.0	121.6	170.8	202.6

Contracted operating lease and hire expenditure comprises
Operating leases
Non-cancellable payable
• within 1 year	27.0	25.0	35.8	41.6
• between 1 and 2 years	18.3	16.9	24.2	28.2
• between 2 and 5 years	31.4	29.8	41.5	49.6
• after 5 years	35.7	35.7	47.3	59.4
	112.4	107.4	148.8	178.8
Other payable
• within 1 year	2.6	2.6	3.4	4.4
• between 1 and 2 years	1.8	1.7	2.4	2.9
• between 2 and 5 years	3.6	3.8	4.8	6.4
• after 5 years	8.6	6.1	11.4	10.1
	16.6	14.2	22.0	23.8
Total operating lease and hire expenditure	129.0	121.6	170.8	202.6

Finance leases payable
• within 1 year	0.4	1.0	0.5	1.7
• between 1 and 2 years	0.3	0.5	0.5	0.8
• between 2 and 5 years	0.2	0.2	0.2	0.4
Total minimum finance lease payments	0.9	1.7	1.2	2.9

Less amounts provided for in the financial statements
• current lease liabilities	0.4	1.0	0.5	1.7
• non-current lease liabilities	0.5	0.7	0.7	1.2

Finance lease expenditure not otherwise provided for in the financial statements	—	—	—	—

Total contracted lease and hire expenditure not otherwise provided for in the financial statements	129.0	121.6	170.8	202.6

The total of minimum rentals to be received in the future under non-cancellable subleases as at March 31, 2004 is not material.

Contingent rentals for 2004 and 2003 financial years were not material.

The leases on most of the Rinker group’s rental premises contain renewal options. The Rinker group’s decision to exercise renewal options is primarily dependent upon the level of business conducted at the location and the profitability thereof.

Leased plant and equipment consists primarily of mobile equipment, computer related items, and to a lesser extent fixed production equipment.

30                                  Non-cash financing and investing activities

There were no material non-cash transactions during the year ended March 31, 2004, 2003 or 2002 other than those disclosed elsewhere in the financial statements.

31                                  Related party information

Transactions within CSR Limited

To facilitate the demerger internal restructure and demerger transactions occurred during the year ended March 31, 2003. These arrangements were not necessarily on commercial terms and conditions. Amounts receivable from and payable to CSR group as at March 31, 2004 and 2003 are detailed in the statement of financial position, notes 10 and 19.

Transactions with wholly-owned group

During the year Rinker Group Limited received dividends from its wholly-owned controlled entities, advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities. All transactions during the year ended March 31, 2004 with related parties are on commercial terms and conditions. Other than as described above or in note 33, no material amounts were receivable from, or payable to, related parties as at March 31, 2004 and 2003, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

Directors and director-related entities

The directors who held office during the year, and their holdings of Rinker Group Limited securities, are detailed in the table below.

Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company’s constitution in respect of entitlements to retirement and termination payments.  These entitlements are frozen as at March 31, 2004.

Transactions with directors and director-related entities

Transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favorable than those available to other customers, employees, or shareholders include:

• the acquisition of shares in Rinker Group Limited under the employee share plans,

• dividends from shares in Rinker Group Limited,

• the sale of goods and services,

• contracts of employment and reimbursement of expenses, and

• contracts of employment with relatives of directors on either a full-time or work experience basis.

Related entities of Desmond Collins, a former executive director of Ballestrin Concrete Constructions Pty Limited (“Ballestrin”), a Readymix subsidiary entity in Australia, received fees for the rental of equipment, land and buildings in 2004 of US$63,000 or A$91,000 (2003: nil;  2002: nil).

Shareholdings of directors and director-related entities

No directors held Rinker Group Limited shares at April 1, 2003.  The holdings of directors at March 31, 2004 is given below.

Interests in shares(a)	Shares Issued April 11, 2003(e)	Subsequently Acquired	Holdings as at March 31, 2004	Notional SERP Holding(g)	Economic Interest
Rinker Group Limited directors shareholdings
John Arthur	17,663	6,396	24,059	—	24,059
John Ballard(b)	20,000	—	20,000	—	20,000
David Clarke	188,694	71,720	260,414	245,026	505,440
Marshall Criser(c)	—	34,000	34,000	—	34,000
John Ingram(d)	—	15,000	15,000	—	15,000
John Morschel	39,640	9,594	49,234	—	49,234
Walter Revell(c)	—	20,000	20,000	—	20,000

Shareholdings of executives and executive-related entities

No executives held Rinker Group Limited shares at April 1, 2003.  The holdings of executives at March 31, 2004 is given below.

Interests in shares(a)	Shares Issued April 11, 2003(e)	Subsequently Acquired	CASP Shares(f)	Holdings as at March 31, 2004	Notional SERP Holding(g)	Economic Interest
Executives’ shareholdings
Peter Abraham	233,173	4,385	27,796	265,354	—	265,354
David Berger	—	35,860	—	35,860	50,840	86,700
Tom Burmeister	20,000	—	—	20,000	32,518	52,518
Sharon DeHayes	10,500	—	—	10,500	31,500	42,000
Ira Fialkow	16,200	5,340	—	21,540	42,650	64,190
Duncan Gage	—	—	—	—	—	—
Chris Murphy	—	—	—	—	—	—
Debra Stirling	213,577	36,098	18,531	268,206	—	268,206
Karl Watson Jr.	3,200	113,190	53,368	169,758	—	169,758
Karl Watson Sr.	10,500	—	—	10,500	42,650	53,150

(a)                                  Including ADRs.

(b)                                 Resigned October 1, 2003, balance shown at date of resignation.

(c)                                  Took office on April 12, 2003.

(d)                                 Took office on October 1, 2003.

(e)                                  Represents holdings of CSR Limited shares, which entitled holders to receive one Rinker Group Limited share for each share in CSR Limited as a result of the demerger.

(f)                                    Represents shares granted under CASP during the fiscal year. Shares are at risk and will be eligible to vest if performance criteria are met.

(g)                                 In addition to the above holdings of shares and ADRs, directors and executives have an additional exposure to movements in the Rinker share price by virtue of their election to invest in ‘notional Rinker shares’ under Rinker’s SERP. The SERP is a defined contribution plan in the United States to which employees and employers make contributions.  The interest is economic only - notional Rinker shares do not currently carry any rights in connection with Rinker ordinary shares or Rinker ADRs.  All SERP holdings at year end were acquired during the year.

Relationship between CSR Limited and Rinker Group Limited

On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker Group Limited from CSR Limited. Rinker Group Limited was admitted to the official list of the ASX and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis).

Prior to the demerger, Rinker Group Limited was a wholly owned subsidiary of CSR.  As a result of the demerger, Rinker Group Limited became a separately listed company and the CSR group and the Rinker group now operate independently of each other.

As part of the demerger transition process, the CSR group and the Rinker group entered into various contractual arrangements dealing with the separation and the ongoing business relationships and operations between CSR Limited and Rinker Group Limited as independent companies as detailed below:

Property

Readymix has agreed to share future property profits from certain land sales with CSR Limited.

Indemnity and claims management

CSR Limited has granted Rinker Group Limited, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by Rinker Group Limited’s insurance) arising from any claim made against any of them arising from any actions or omissions done in relation to any of the businesses which are conducted by the CSR group after the demerger (or businesses that would have been conducted by the CSR group after the demerger except that those businesses have been closed before the demerger) regardless of when the liability or loss to which the claim relates arises. In addition, CSR Limited would be required to indemnify Rinker group companies in the event of any asbestos related liabilities imposed on them on account of CSR Limited’s legal torts.

Rinker Group Limited has granted CSR Limited, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by CSR Limited’s insurance) arising from any claim made against any of them arising from any actions or omissions done in relation to any of the businesses which are conducted by the Rinker group after the demerger (or businesses that would have been conducted by the Rinker group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises.

Insurance

Rinker Group Limited is responsible for its own insurance arrangements, including directors’ and officers’ insurance following the demerger. However, the directors and officers of Rinker Group Limited and CSR Limited at March 28, 2003 will continue to have the benefit of the directors and officers run off insurance held by CSR Limited in respect of matters which occurred before the demerger took effect.

Tax Liability

The Rinker group is responsible for, and has indemnified CSR Limited in respect of, tax liabilities relating to the businesses conducted by Rinker group companies after the demerger as though the relevant Rinker group companies had always owned and operated those businesses, and the CSR group is responsible for, and has indemnified Rinker Group Limited in respect of, tax liabilities relating to the businesses conducted by the CSR group after the demerger.

Transition and shared services arrangements

Rinker Group Limited and CSR Limited have entered into an agreement pursuant to which the CSR group will supply, or procure the supply of, a variety of services to the Rinker group during a transitional period. It is expected that the transitional period will end prior to March 31, 2005.

Bond guarantee

At March 31, 2004, CSR Limited had outstanding pre demerger guarantees on 2005 bonds amounting to US$250.0 million (A$331.0 million) taken over by Rinker Group Limited as part of the demerger transaction. Rinker Group Limited has provided CSR Limited bank letters of credit to provide indemnity against any liability arising to CSR Limited in respect of these bonds.

Workers’ compensation arrangements

CSR Limited and Rinker Group Limited have entered into deeds of indemnity and management agreements relating to workers’ compensation claims relating to incidents prior to the demerger. The deeds of indemnity provides for indemnities in respect of common law and statutory workers’ compensation liabilities after the demerger.

Superannuation arrangements

Details are provided in note 32.

32                                  Superannuation commitments and other employee benefits

Rinker Group Limited and its controlled entities participate in a number of superannuation funds in Australia, the United States (US) and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

Asset backing

The assets of the US based superannuation funds were not sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee to the extent shown below.

The total deficit of the US plans based on their most recent audited actuarial reviews totaled US$11.7 million (A$15.6 million) (Rinker Materials Corporation Pension Plan: deficit US$2.5 million (A$3.4 million), Rinker Materials Corporation Retirement Income Plan: deficit US$6.9 million (A$9.1 million), United Metro/San Xavier Collectively Bargained Pension Plan: deficit US$2.3 million (A$3.1 million) as detailed in the table below.

The total deficit of the US plans based on updated but unaudited reviews at January 1, 2004 totaled US$20.2 million (A$26.8 million) (Rinker Materials Corporation Pension Plan: deficit US$4.9 million (A$6.5 million), Rinker Materials Corporation Retirement Income Plan: deficit US$10.5 million (A$13.9 million), United Metro Xavier Collectively Bargained Pension Plan: deficit US$4.8 million (A$6.4 million)).

Accumulation funds

The benefits provided by accumulation funds are based on the contributions and income thereon held by the fund on behalf of the member. Contributions are made by the member and the company based on a percentage of the member’s salary, as specified by the rules of the fund. These contributions are expensed in the period they are incurred.

Defined benefit funds

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund.

Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. These contributions are expensed in the period they are incurred.  The currently assessed shortfall of net market value of plan assets compared to accrued benefits has not been recognised as a liability in the financial statements as Rinker Group Limited and its controlled entities do not presently have a legal or constructive obligation to meet the deficit, other than the annually determined minimum funding amount.  The annually determined minimum funding amount has been appropriately recognised as a liability at year end.

Harwood Superannuation Fund

In Australia, Rinker group entities participate in the Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker group employees who are currently members of that fund and any new employees who become members of that fund. CSR Limited and Rinker Group Limited each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which are revalued by the actuary at least annually. Rinker Group Limited is responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed within the Rinker group post demerger by their respective group companies.

					Employer contributions for
	Accrued	Market value	Surplus	Vested	the year
Defined benefit funds sponsored by Rinker group entities	benefits	of assets	(Deficit)	benefits	paid	payable
	(US$ million)

Harwood Superannuation Fund - Defined Benefit Division(a)
Pre-Demerger Component	7.7	9.6	1.9	7.6	1.4	—
Post-Demerger Component	1.7	1.5	(0.2)	1.7	1.7	—
Rinker Materials Corporation Pension Plan(b)	11.5	9.0	(2.5)	11.1	1.0	0.3
Rinker Materials Corporation Retirement Income Plan(b)	19.1	12.2	(6.9)	18.7	1.5	0.2
United Metro/San Xavier Collectively Bargained Pension Plan(c)	10.0	7.7	(2.3)	9.1	2.3	0.6

					Employer contributions for
	Accrued	Market value	Surplus	Vested	the year
Defined benefit funds sponsored by Rinker group entities	benefits	of assets	(Deficit)	benefits	paid	payable
	(A$ million)

Harwood Superannuation Fund - Defined Benefit Division(a)
Pre-Demerger Component	10.2	12.7	2.5	10.0	1.9	—
Post-Demerger Component	2.2	2.0	(0.2)	2.2	2.3	—
Rinker Materials Corporation Pension Plan(b)	15.3	11.9	(3.4)	14.7	1.4	0.4
Rinker Materials Corporation Retirement Income Plan(b)	25.3	16.2	(9.1)	24.7	2.0	0.3
United Metro/San Xavier Collectively Bargained Pension Plan(c)	13.3	10.2	(3.1)	12.1	3.0	0.9

Other employee benefits

Cash award share plan

The Cash Award Share Plan (CASP) was a defined benefit long-term equity incentive plan in use during the year ended March 31, 2004.  Under CASP, shares were acquired on-market on behalf of participants by the plan trustee until performance and time qualifications are met.  The cost of the 293,437 shares acquired during the year ended March 31, 2004, totaling US$1.0 million or A$1.6 million, was met by the company and is being progressively recognised over the vesting period. Shares cannot be withdrawn from CASP until 10 years from the date those shares vested, or until the participant is no longer an employee of any Rinker company, whichever occurs first.  Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, irrespective of whether the relevant criteria have been met at that time.  Each participant may direct the trustee how to vote any shares held on the participant’s behalf.

Universal share plan

Information on shares issued under the Universal Share Plan (“USP”) is included under Note 22.  During the year no expense was recorded in relation to shares issued to employees under the USP.

(a)                                  The amounts represent the actuarial liabilities, determined to be past service liabilities, calculated at March 31, 2004 based on the assumptions used for the last actuarial review which was performed on June 30, 2003 by R Paton FIA FIAA.

The Fund was separated into two separate plans from the date of demerger, comprising pre and post demerger components as shown.

There is an enforceable obligation for Rinker Group Limited and CSR Limited to contribute such amounts as to ensure that the assets attributable to the Harwood Superannuation Fund’s Defined Benefit Division (DBD) are not less than 120% of the amount required to meet the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date. CSR Limited has made available to the fund a bank guarantee to satisfy this obligation. The actuary revalues the accrued benefit liabilities at least annually. Rinker Group Limited is required to cover, in effect, 50% of such obligations. CSR Limited is required to cover, in effect, the remaining 50%. The pre demerger actuarial liabilities, determined to be past service liabilities, at March 31, 2004 for this joint obligation totals US$123.6 million or A$163.7 million and the assets corresponding for this liability were US$142.8 million or A$189.1 million or 116% of the accrued liabilities.

In respect of the Rinker group component of the post demerger DBD of the Harwood Superannuation Fund (RGL Plan DBD), there is an obligation for Rinker Group Limited to contribute such amounts as to ensure that the assets attributable to the RGL Plan DBD are not less than 120% of the amount required to meet the actuarial liabilities of the RGL Plan’s DBD. A bank guarantee has been made available by CSR Limited to the Trustee of the Fund to satisfy that commitment. As at March 31, 2004, the assets of the RGL Plan DBD were 118% of the corresponding actuarial liabilities.

(b)                                 Last actuarial review performed by Michael Von Behren EA MAAA on January 1, 2003.

(c)                                  Last actuarial review performed by Michael Von Behren EA MAAA on October 1, 2002.

33                                  Equity accounting information

		Ownership interest		Carrying Amount
		2004	2003	2004	2003	2004	2003
Name of entity	Principal activity	%	%	US$ million		A$ million
Cement Australia Holdings Pty Limited(a)(b)	cement manufacture	25	50	106.0	130.8	140.3	217.7
Metromix Pty Limited	pre-mixed concrete	50	50	8.9	7.3	11.8	12.1
Granite Canyon Joint Venture(b)	aggregates	49	49	4.3	4.7	5.7	7.9
Other immaterial associates				0.2	0.2	0.3	0.3

Associates				119.4	143.0	158.1	238.0

Cement Australia Partnership(a)(b)	cement distribution	25	—	7.5	—	9.9	—
Emoleum Partnership(b)	road resurfacing	50	50	13.6	11.1	17.9	18.5
Other immaterial partnerships				2.9	2.4	4.0	4.0

Partnerships				24.0	13.5	31.8	22.5

Total associate entities and partnerships				143.4	156.5	189.9	260.5

(a)                                  On June 1, 2003, Rinker Group Limited’s 50% interest in its associated company, Australian Cement Holdings Pty Limited (“ACH”), was reduced to 25% after this business was merged with Queensland Cement Limited (“QCL”).  This merger was effected through the acquisition by ACH of all the issued shares of QCL and the formation of Cement Australia Partnership (“CAP”).  ACH issued additional shares to the shareholders of QCL as consideration for the acquisition of QCL shares.  The merged entity was then renamed Cement Australia Holdings Pty Ltd (“CA”).  In connection with the merger, the Rinker group also acquired a 25% interest in the Cement Australia Partnership. During the year ended March 31, 2004, the group recorded its share of profit after tax of the associated company, CA (formerly ACH), and its share of income from CAP.  Prior to the merger, ACH repurchased preference shares held by the Rinker group in exchange for a US$55.3 million (A$81.8 million) loan.  Such loans bears interest at 7% per annum.  At March 31, 2004, US$48.5 million (A$64.2 million) of the loan was receivable by the Rinker group.

(b)                                 The year end is December 31.

	US$ million		A$ million
	2004	2003	2004	2003

Equity accounted amount of investments at the beginning of the financial year	156.5	94.3	260.5	178.5

Share of associate entities’ profit from ordinary activities before income tax	15.7	20.1	23.0	35.5
Share of income tax	(0.7)	(6.3)	(1.0)	(11.2)
Dividends and distributions received	(13.1)	(19.4)	(17.4)	(33.8)
Capital repaid	(55.3)	—	(81.8)	—
Capital invested	5.7	5.8	8.2	9.7
Fair value adjustment on acquisition of Australian Cement Holdings(c)	—	53.0	—	88.3
Disposals	—	(2.9)	—	(5.2)
Return of investment and disposals	—	(3.4)		(6.1)
Foreign currency translation and other	34.6	15.3	(1.6)	4.8
Equity accounted amount of investments at the end of the financial year	143.4	156.5	189.9	260.5

	US$ million		A$ million
	2004	2003	2004	2003

Share of reserves attributable to associate entities
• retained profits	10.6	9.4	14.1	15.7

Summarised financial position of associate entities
Assets
• cash	14.6	8.3	19.4	13.8
• other current assets	308.6	108.8	408.6	181.1
• property, plant and equipment	471.4	241.5	624.2	402.1
• other non-current assets	209.8	6.3	277.8	10.5
Liabilities
• current accounts payable	(163.6)	(49.3)	(216.6)	(82.1)
• current borrowings and other liabilities	(359.3)	(17.7)	(475.7)	(29.4)
• non-current liabilities	(69.8)	(91.7)	(92.4)	(152.7)

Net assets	411.7	206.2	545.3	343.3

(c)                                  Australian Cement Holdings was acquired from a controlled entity of CSR Limited. Under Australian.

GAAP this internal (to CSR Group) purchase must be recorded at fair value.

	US$ million		A$ million
	2004	2003	2004	2003
Balances and transactions with associate entities
Current loans and receivables	11.3	9.0	15.0	15.0
Non current loans and receivables	84.6	25.0	112.1	41.7
New loans and receivables	69.6	89.1	102.3	148.4
Loans and receivables repaid	19.4	80.0	28.5	141.5
Current payables	28.5	15.0	37.9	25.0
Purchases of goods and services	140.9	77.2	200.3	136.6
Sale of goods and services	33.9	28.0	48.0	49.6
Dividends and distributions received and receivable	13.1	19.4	17.4	33.8

34                                  Acquisitions and disposals of controlled entities and businesses

	Date acquired	Interest	Consideration		Net tangible assets
		%	US$	A$	US$	A$
			(million)
Controlled entities acquired excluding intragroup transfers(a)
Excel Concrete Pty Ltd	June 2, 2003	100	1.3	2.1	0.5	0.9
Rinker Materials (Tianjin) Co Ltd	April 1, 2003	30	7.0	8.7	3.0	4.7
Business acquired during the year			32.8	45.6	24.1	32.5
			41.1	56.4	27.6	38.1

			Loss on disposal		Net tangible assets
			US$	A$	US$	A$

Controlled entities disposed excluding demerged entities(a)			0.2	0.3	(3.6)	(4.9)

	Consolidated acquisitions			Consolidated disposals
Value of net assets of controlled entities	US$ million			US$ million
and businesses acquired (disposed)(b)	2004	2003	2002	2004	2003	2002
Cash	—	18.7	—	—	—	—
Receivables	4.9	67.1	3.1	—	2.2	—
Inventories	1.9	14.7	5.0	0.5	5.5	0.6
Other current assets	0.2	3.0	0.1	—	—	—
Investments	0.1	5.0	—	—	—	—
Property, plant and equipment	24.2	165.1	42.9	3.1	11.5	14.4
Intangibles	—	0.3	—	—	0.6	—
Other non-current assets	0.3	9.6	—	—	0.2	—
Payables	(8.0)	(54.5)	(4.1)	—	(1.2)	—
Interest-bearing liabilities	(0.3)	(2.7)	—	—	—	—
Provisions	(1.3)	(58.9)	(0.4)	—	—	—
Outside equity interests	5.6	(1.3)	—	—	—	—
	27.6	166.1	46.6	3.6	18.8	15.0
Goodwill acquired (disposed)	13.5	381.3	32.4	0.9	0.9	—
(Loss) Profit on disposal	—	—	—	(0.2)	0.4	—

Total consideration	41.1	547.4	79.0	4.3	20.1	15.0
Cash balances (acquired)	—	(18.7)	—	—	—	—
Non-cash consideration and other	(5.1)	3.2	—	—	5.9	1.7

Total flow of cash	36.0	531.9	79.0	4.3	26.0	16.7

Value of net assets of controlled entities	A$ million			A$ million
and businesses acquired (disposed)(b)	2004	2003	2002	2004	2003	2002
Cash	—	34.4	—	—	—	—
Receivables	7.5	123.2	6.2	—	4.0	—
Inventories	2.8	27.1	10.0	0.7	9.6	1.1
Other current assets	0.2	5.4	0.2	—	—	—
Investments	0.1	9.2	—	—	—	—
Property, plant and equipment	33.3	303.4	86.2	4.1	20.2	28.2
Intangibles	—	0.5	—	—	1.1	—
Other non-current assets	0.4	17.7	—	0.1	0.4	—
Payables	(11.8)	(100.2)	(8.1)	—	(2.2)	—
Interest-bearing liabilities	(0.4)	(5.1)	—	—	—	—
Provisions	(1.9)	(108.2)	(0.7)	—	—	—
Outside equity interests	7.9	(2.4)	—	—	—	—
	38.1	305.0	93.8	4.9	33.1	29.3
Goodwill acquired (disposed)	18.3	695.8	63.5	1.2	1.5	—
(Loss) Profit on disposal	—	—	—	(0.3)	1.1	—

Total consideration	56.4	1,000.8	157.3	5.8	35.7	29.3
Cash balances (acquired)	—	(34.4)	—	—	—	—
Non-cash consideration and other	(7.2)	5.4	—	—	9.8	3.3

Total flow of cash	49.2	971.8	157.3	5.8	45.5	32.6

(a)                                  Operating results of the entities acquired (disposed of) are included in the statement of financial performance from the date acquired (up to the date disposed).

(b)                                 In addition to the acquisitions and disposals shown above, during the year ended March 31, 2003, certain non-cash intragroup transfers occured to facilitate the demerger.

35                                  Particulars relating to entities consolidated in the economic entity

	Country of incorporation	% Rinker group ownership 2004

Parent entity
Rinker Group Limited (formerly CSR Investments Overseas Ltd)	Australia
Combined entities
ALC Las Vegas Mining Claims, LLC	USA	100
American Limestone West, LLC	USA	100
ARC Management Company, Inc.	USA	100
ARC Materials Corporation	USA	100
Ballestrin Concrete Construction Pty Limited(d)	Australia	100
Bettaform Constructions Pty Ltd(d)	Australia	100
Broadway & Frame Premix Concrete Pty Ltd(a)	Australia	100
Excel Concrete (NSW) Pty Ltd(b)	Australia	100
Excel Concrete Pty Ltd(b)	Australia	100
FCS Las Vegas Mining Claims, LLC	USA	100
Florida Crushed Stone Company	USA	100
Fort Calhoun Stone Company	USA	100
Guernsey Stone Company	USA	100
HCC Las Vegas Mining Claims, LLC	USA	100
Hydro Conduit Corporation	USA	100
Hydro Conduit Management Company, Inc.	USA	100
Hydro Conduit of Texas, LP	USA	100
Hydro Investments, Inc.	USA	100
KMC Las Vegas Mining Claims, LLC	USA	100
LV Western Mining Claims, LLC	USA	100
Marana Golf, Inc.	USA	100
Mili, L.L.C.	USA	100
Minicon Pty Ltd(a)	Australia	100
Northwest Materials Holding Company	USA	100
Oxi Golf, LLC (e)	USA	50
Oxi, L.L.C.	USA	100
Pacific Rock Products Trucking, L.L.C.	USA	100
Pacific Rock Products, L.L.C.	USA	100
Pipe Liners, Inc.	USA	100
Quality Ready Mix, Inc.(e)	USA	50
Readymix Cement Pty Ltd(a)	Australia	100
Readymix Emoleum Services Pty Ltd (formerly CSR Emoleum Services Pty Ltd)	Australia	100
Readymix Holdings Pty Ltd	Australia	100
Readymix Properties Pty Ltd (formerly Humes Australia Pty Ltd)	Australia	100
Readymix Roads Group Pty Ltd (formerly Readymix Australia Pty Ltd)	Australia	100
Rinker Group Share Plan Pty Ltd (formerly Roads Holdings Pty Ltd)	Australia	100
Rinker Materials (Qingdao) Co Ltd(a)	China	100
Rinker Materials (Tianjin) Co Ltd (formerly CSR (Tianjin) Readymix Co., Ltd)	China	100
Rinker Management Company, Inc.	USA	100
Rinker Materials Caribbean LLC(a)	USA	100
Rinker Materials Corporation	USA	100
Rinker Materials Foreign Sales Corporation(c)	US Virgin Is.	—
Rinker Materials Leasing L.L.C. (formerly Kiewit Materials Leasing L.L.C.)	USA	100
Rinker Materials Nevada, Inc.	USA	100
Rinker Materials of Florida, Inc.	USA	100
Rinker Materials Polypipe, Inc.	USA	100
Rinker Materials South Central, Inc. (formerly American Limestone Company, Inc.)	USA	100
Rinker Materials Steel Framing, Inc.	USA	100
Rinker Materials West, LLC	USA	100
Rinker Materials Western, Inc. (formerly Kiewit Materials Company)	USA	100
Rinker Modular Systems, LLC	USA	100
Rinker St. Lucia Ltd.(a)	St. Lucia	100
RMF Las Vegas Mining Claims, LLC	USA	100
SKCOR, LLC	USA	100
Solano Concrete Company, Inc.	USA	100
Steel Construction Systems	USA	55
Stonelea, LLC(c)	USA	—
Tanner Companies (Yuma), Inc.	USA	100
Twin Mountain Rock Company	USA	100
Twin Mountain Rock Venture	USA	51
United Metro Materials Inc.	USA	100
Western Equipment Company	USA	100
Wilson Concrete Company	USA	100
WPB Las Vegas Mining Claims, LLC	USA	100

(a)                                  Controlled entity formed during the year

(b)                                 Controlled entity acquired during the year

(c)                                  Controlled entity liquidated during the year

(d)                                 Beneficially owned by Readymix Holdings Pty Limited

(e)                                  50% owned entity controlled as Rinker Group exerts management control over entity

36                                  Contingent liabilities

	US$ million		A$ million
	2004	2003	2004	2003

Contingent liabilities, capable of estimation, arise in respect of the following categories
Performance bonds provided to third parties	94.4	122.1	125.0	203.3
Bank guarantees given by Rinker group(a)	69.5	51.2	92.0	85.2
Other	—	1.0	—	1.7

Total contingent liabilities	163.9	174.3	217.0	290.2

(a)                                  Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year.  No specific Rinker group assets are pledged as security for the bank guarantees. The guarantees would be called if Rinker group failed to meet contractual obligations relating to commercial contracts, quarry rehabilitation and insurance policy deductibles.  No liabilities have been recognised in respect of these guarantees as the fair value of the guarantees is immaterial.  No payments have been made by the banks under these guarantees in years ended March 31, 2004 or 2003.

Readymix Holdings Pty Ltd acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers’ compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

37                                  United States generally accepted accounting principles (US GAAP) information

Provided below is a summary and explanation of the differences between net profit, shareholders’ equity and major statement of financial position items disclosed in these financial statements and that which would be reported if the financial statements were prepared in accordance with US GAAP. This summary and explanation is not intended to be a comprehensive US GAAP report.

		2004	2003	2002	2004	2003	2002
	Note	US$	US$	US$	A$	A$	A$
		(millions)

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited		295.6	215.7	168.5	426.8	381.6	329.3

Revaluation of non-current assets	A	2.4	7.6	6.9	3.4	13.5	13.4
Restructure and rationalisation	B	2.8	—	(1.5)	3.8	—	(3.0)
Acquisition accounting	C	—	—	(1.9)	—	—	(3.7)
Employee share plan	D	(0.6)	(0.9)	(0.7)	(0.8)	(1.7)	(1.4)
Other	F	(0.5)	(0.5)	(0.1)	(0.8)	(0.9)	(0.2)
Amortization of goodwill written back	H	56.5	47.1	0.3	81.3	83.0	0.5
Superannuation (pension) fund	M	(0.5)	2.0	(0.5)	(0.7)	3.6	(1.0)
Post-retirement medical benefits	R	(5.5)	—	—	(8.0)	—	—
Derivatives and hedging	N	3.9	(0.7)	(0.2)	5.7	(1.2)	(0.3)
Unrecognised insurance debtors	O	4.3	(3.7)	—	6.2	(6.2)	—
Executive option plan	Q	—	(3.8)	(2.1)	—	(6.8)	(4.2)
Investments accounted for using the equity method	P	3.0	—	—	4.4	—	—
Retirement of long lived assets	S	1.8	—	—	2.6	—	—
Deferred income tax assets (acquisition tax refunds)	T	(3.6)	—	—	(5.2)	—	—
Deferred tax effect of US GAAP adjustments		(11.6)	(3.6)	(0.6)	(16.8)	(6.4)	(1.0)

		52.4	43.5	(0.4)	75.1	76.9	(0.9)
US GAAP net profit attributable to members of Rinker Group Limited before cumulative effect of change in accounting principle		348.0	259.2	168.1	501.9	458.5	328.4

Cumulative effect of change in accounting principle for SFAS 143, net of tax of US$1.1 million (A$1.9 million)	S	(2.1)	—	—	(3.5)	—	—

US GAAP net profit attributable to members of Rinker Group Limited		345.9	259.2	168.1	498.4	458.5	328.4

		(dollars per share)

Basic and diluted earnings per share - before cumulative effect of change in accounting principle	I	0.37	0.27	0.18	0.53	0.49	0.35

Basic and diluted earnings per share - cumulative effect of change in accounting principle	I	—	—	—	—	—	—

Basic and diluted earnings per share	I	0.37	0.27	0.18	0.53	0.49	0.35

		Note		2004 US$	2003 US$	2004 A$	2003 A$
				(millions)

Reconciliation of equity
Equity attributable to members of Rinker Group Limited				2,275.7	1,874.0	3,013.3	3,120.3

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
• receivables (reclassify loans and receivables to associate entities)		L		(11.3)	(9.0)	(15.0)	(15.0)
• receivables (insurance)		O		—	(3.7)	—	(6.2)
• deferred income tax assets (reclassification from non-current)		E		32.3	33.6	42.8	55.9
• deferred income tax assets (derivative instruments and hedging)		N		1.7	1.0	2.5	1.7
Non-current assets
• property, plant and equipment (revaluation and impairment)		A		(68.4)	(63.3)	(90.3)	(105.4)
• property, plant and equipment (other)		F		1.0	1.0	1.3	1.6
• property, plant, & equipment (retirement of long-lived assets)		S		9.8	—	13.0	—
• intangibles (acquisition accounting goodwill)		C		54.9	54.6	73.6	90.9
• intangibles (reverse capitalisation of tradenames)		F		(3.2)	(2.3)	(4.3)	(3.9)
• intangibles (reverse SFAS 142 goodwill amortisation)		H		111.6	50.1	147.8	83.4
• intangibles (superannuation (pension) fund)		M		1.4	1.6	1.9	2.7
• intangibles (acquisition tax refunds)		T		(3.6)	—	(5.2)	—
• receivables (reclassify loans to associate entities)		L		(84.6)	(25.0)	(112.1)	(41.7)
• deferred income tax assets (reclassification to current)		E		(32.3)	(40.3)	(42.8)	(67.1)
• deferred income tax assets (minimum pension liability)		M		6.6	—	8.8	—
• investments accounted for using the equity method (reclassify loans)		L		96.0	34.1	127.1	56.7
• investments accounted for using the equity method (fair value adjustment)		P		(63.1)	(52.9)	(83.6)	(88.0)
• investments accounted for using the equity method (SAB 51 gain)		P		32.4	—	43.0	—
• receivables (employee share loans)		D		(1.6)	(2.2)	(2.1)	(3.6)
• other		F		(3.7)	(2.9)	(4.9)	(4.9)
Current liabilities
• deferred income tax liabilities (reclassification from non-current)		E		(27.3)	(23.1)	(36.2)	(38.4)
• provisions (restructure and rationalisation)		B		2.8	—	3.8	—
• other financial liabilities (derivative instruments and hedging)		N		—	(2.7)	—	(4.5)
Non-current liabilities
• other (superannuation (pension) fund)		M		(4.9)	(4.4)	(6.3)	(7.4)
• other (minimum pension liability)		M		(20.5)	(18.6)	(27.1)	(31.0)
• deferred income tax liabilities (acquisition accounting)		C		(63.2)	(60.1)	(83.6)	(100.1)
• deferred income tax liabilities (reclassification to current)		E		27.3	32.7	36.2	54.5
• deferred income tax liabilities (US GAAP adjustments)				(9.0)	10.5	(12.0)	17.4
• provisions (post-retirement medical benefits)		R		(5.5)	—	(8.0)	—
• provisions (retirement of long-lived assets)		S		(11.3)	—	(14.9)	—
• other financial liabilities (derivative instruments and hedging)		N		(9.7)	(8.2)	(12.8)	(13.7)

				(45.4)	(99.5)	(59.4)	(166.1)

US GAAP equity attributable to members of Rinker Group Limited				2,230.3	1,774.5	2,953.9	2,954.2

Statement of comprehensive income
		2004	2003	2002	2004	2003	2002
		US$	US$	US$	A$	A$	A$
		(millions)

US GAAP net profit attributable to members of Rinker Group Limited		345.9	259.2	168.1	498.4	458.5	328.4
Other comprehensive income (loss)
• foreign currency translation		166.3	46.5	15.9	(413.0)	(235.4)	(120.9)
• minimum pension liability	M	(2.0)	(11.7)	(3.8)	(3.0)	(20.9)	(7.4)
• derivative instruments and hedging	N	(2.2)	(6.2)	(0.9)	(3.1)	(11.0)	(1.8)
		162.1	28.6	11.2	(419.1)	(267.3)	(130.1)
• income tax benefit related to items of other comprehensive income (loss)		7.4	2.4	0.4	10.0	4.3	0.7

Total other comprehensive income (loss)		169.5	31.0	11.6	(409.1)	(263.0)	(129.4)

Comprehensive income		515.4	290.2	179.7	89.3	195.5	199.0

Accumulated other comprehensive income (loss)
Balance at the end of the financial year		394.8	225.3	194.3	(323.7)	85.4	348.4

Equity rollforward	US$	A$
	(million)
Balance as at April 1, 2002	1,265.5	2,394.6
Net profit attributable to members of Rinker Group Limited	259.2	458.5
Other comprehensive income (loss)	31.0	(263.0)
Increase in share capital(a)	227.2	378.3
Movement in shareholders’ loans	1.2	1.9
Dividends declared	(9.6)	(16.1)

Balance as at March 31, 2003	1,774.5	2,954.2

Balance as at April 1, 2003	1,774.5	2,954.2
Net profit attributable to members of Rinker Group Limited	345.9	498.4
Other comprehensive income (loss)	169.5	(409.1)
Increase in share capital(a)	23.9	31.7
Movement in shareholders’ loans	0.6	1.5
Dividends declared	(84.1)	(122.8)

Balance as at March 31, 2004	2,230.3	2,953.9

(a)                                  Reconciliation of Australian GAAP movement of issued and paid-up capital to US GAAP movement in share capital

	2004	2003	2004	2003
	US$	US$	A$	A$
	(million)
Australian GAAP movement	0.6	275.0	0.8	457.8
US GAAP adjustments
Executive option plan- See note Q	—	4.1	—	6.8
Employee shares and share loans - See note D	0.6	1.0	0.8	1.7

Investments accounted for using the equity method (fair value adjustment) - See note P	—	(52.9)	—	(88.0)

Investments accounted for using the equity method (SAB 51 gain adjustment, related to CA, net of tax) - See note P	22.7	—	30.1	—

US GAAP movement	23.9	227.2	31.7	378.3

Explanatory notes

The differences between US GAAP and Australian GAAP are set out below.

A.                                    Revaluation of non-current assets.  Prior to adoption of Australian Accounting Standard AASB No. 1041 “Revaluation of Non-Current Assets” (“AASB 1041”) by the Rinker group from April 1, 2001, Australian GAAP allowed non-current assets to be revalued upwards via an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed.

The depreciation charge on the revaluation increment of revalued assets was also reversed. Since adoption of AASB 1041 on April 1, 2001, the Rinker group has elected to apply the cost basis of recording property, plant and equipment, discontinue our practice of revaluing property, plant and equipment upwards and deemed all our revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward. This means that writedowns of assets may no longer be made through the asset revaluation reserve. Assets which had previously been revalued upwards will still require a US GAAP adjustment for depreciation and profit or loss on disposal.

Under Australian GAAP, the recoverable amount of non-current assets is assessed each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset. Under US GAAP, property, plant and equipment, and intangible assets with finite lives are tested for impairment when an event or change in circumstances indicates that the carrying amount may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets’ use.

When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques. There have been no differences in accounting for impairments of long-lived assets under Australian and US GAAP.

B.            Restructure and rationalisation.  Under Australian GAAP, certain provisions were made for costs relating to the restructuring of manufacturing processes, plant closure and reorganisation. At the time they were raised, these provisions did not meet US GAAP recognition requirements and so were reversed. The restructuring and rationalisation costs are expensed under US GAAP when the relevant requirements are met.

C.            Acquisition accounting.  US GAAP requires that deferred income taxes be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values determined in business combinations accounted for as a purchase. The creation of this deferred income tax liability gave rise to additional goodwill on acquisition which had been amortised over the estimated period of future benefits (not exceeding 20 years) prior to adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) by the Rinker group on April 1, 2002. Since adoption of SFAS 142, the balance of this goodwill is not amortised but is tested for impairment on an annual basis or when a trigger event occurs, and the deferred tax liability remains on the statement of financial position and is no longer unwound. No such deferred income tax liability is required for Australian GAAP.

D.            Employee shares and share loans.  Prior to the demerger of the Rinker group from CSR Limited in March 2003, Rinker Group employees received shares in CSR Limited under the CSR group’s Universal Share/Option Plan. Under US GAAP, interest free non-recourse loans granted to Rinker group employees in respect of employee shares issued under the CSR group employee share plan are treated as stock options and are classified as a reduction in shareholders’ equity. Under Australian GAAP, these amounts are disclosed as non-current receivables.

The dividends applied against the CSR group employee share plan loans repaid by Rinker group employees have been recognised as compensation expense for US GAAP. No compensation expense is recognised for Australian GAAP.

Commencing in 2001, the CSR group employee share plan added a choice of one free share for each share paid for in cash up to a maximum of 100 shares. For US GAAP the fair value of the free shares issued to Rinker group employees is recognised as compensation expense. No compensation expense is recognised for Australian GAAP.

E.              Deferred income tax balances.  Under Australian GAAP, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

Under Australian GAAP, deferred tax assets arising from timing differences are not carried forward as assets unless realisation is assured beyond reasonable doubt. Deferred tax assets arising from tax losses are not carried forward as assets unless the losses can be regarded as being virtually certain of realisation. Under US GAAP, deferred tax assets arising from timing differences and tax losses are carried forward as assets and then reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realised. This does not result in any difference to the net deferred income tax assets recognised by the Rinker group as disclosed in note 8.

F.              Other.  Includes immaterial adjustments to account for reversing capitalisation of tradenames; the foreign exchange effect of US GAAP adjustments; reversal of start up costs, and research and development costs capitalised.

G.            Recently issued United States accounting standards.

United States accounting standards recently adopted by Rinker Group Limited

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for financial statements issued for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the Rinker group). The pronouncement addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset.  Under Australian GAAP, on April 1, 2003, the Rinker group had previously recorded provisions for asset retirement obligations of US$15.2 million or A$25.2 million.  On initial adoption of SFAS 143, Rinker was required to recognize a cumulative expense adjustment representing the SFAS 143 expense relating to prior periods.  Under US GAAP, on April 1, 2003, the Rinker group would have recorded a loss of US$3.2 million or A$5.4 million as the cumulative effect before tax of a change in accounting principle, a net increase of US$10.6 million or A$17.5 million to property, plant and equipment and an increase in the provision for quarry rehabilitation cost of US$13.7 million or A$22.9 million to reflect the effect of this change in the method of accounting for asset retirement obligations in accordance with SFAS 143. Rinker’s total cumulative expense, including expenses previously recognized under Australian GAAP was US$18.4 million or A$30.6 million.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The pronouncement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS 149 had no impact on the Rinker group financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  The pronouncement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS 150 did not impact the Rinker group financial position or results of operations.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an Amendment of FASB Statements No. 87, 88 and 106” (“SFAS 132R”).  SFAS 132R retains most of the disclosure requirements of SFAS 132 and requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans.  SFAS 132R is primarily effective for fiscal years ending after December 15, 2003; however, certain disclosures about foreign plan and estimated future benefit payments are effective for fiscal years ending after June 15, 2004.  Refer to Note 37M for the SFAS 132R disclosures.

United States accounting standards to be adopted by Rinker Group Limited

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” (“FIN 46”).  The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. In December 2003, the FASB further revised FIN 46 through FIN 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”).  FIN 46R changes the effective date for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003.  The Rinker Group is required to adopt FIN 46R on April 1, 2004.  The Rinker group is currently reviewing its major commercial relationships and its overall economic interest with other companies, including those in which it has an equity position, to determine the extent of its variable economic interest in these parties, and has not yet identified any material entities that would be judged to be VIEs of the Rinker group.

In January 2004, the FASB issued FASB Staff Position No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”).  FSP 106-1 allows the sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”).  The Act, which was signed into law in December 2003, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare.  The guidance in this FSP is effective for financial statements of fiscal years ending after December 7, 2003.  In accordance with FSP 106-1, the Rinker group has elected to defer accounting for the effects of the Act.

H.            Amortisation of goodwill written back.  Goodwill is subject to amortisation under Australian GAAP as described in Significant accounting policies. Under US GAAP, goodwill acquired in business combinations is not amortised in accordance with SFAS 142. Rather, goodwill is reviewed for impairment on an annual basis and on an interim basis when impairment factors indicate. Goodwill acquired on or prior to June 30, 2001 was amortised under US GAAP until the Rinker group adopted SFAS 142 on April 1, 2002. This adjustment reverses the amortisation of goodwill.

Goodwill and intangible assets with finite lives as of March 31, 2004 and 2003 are summarised in the following table which is prepared on a US GAAP basis. There are no intangible assets with indefinite lives.

	Gross carrying amount		Accumulated amortisation
	2004	2003	2004	2003
	US$ million

Goodwill	1,193.6	1,188.5	(206.3)	(210.4)

Other intangible assets
Trademarks and tradenames	9.4	9.8	(2.3)	(2.0)
Patents, copyrights	0.4	0.4	(0.3)	(0.2)
Other	28.5	29.1	(20.8)	(16.5)

Total	38.3	39.3	(23.4)	(18.7)

	Gross carrying amount		Accumulated amortisation
	2004	2003	2004	2003
	A$ million
Goodwill	1,580.4	1,978.9	(273.1)	(350.4)

Other intangible assets
Trademarks and tradenames	12.4	16.3	(3.0)	(3.4)
Patents, copyrights	0.5	0.7	(0.4)	(0.4)
Other	37.7	48.5	(27.5)	(27.5)

Total	50.6	65.5	(30.9)	(31.3)

As required by SFAS 142, the results for fiscal year 2002 has not been restated. A reconciliation of previously reported US GAAP net profit and earnings per share (“EPS”) to the amounts adjusted for the exclusion of goodwill amortisation net of the related income tax effect is presented below:

	2002
	US$ million	A$ million
Reported US GAAP net profit	168.1	328.4
Add: Goodwill amortisation (net of tax)	38.9	73.6
Adjusted US GAAP net profit	207.0	402.0

	US$	A$
Reported basic and diluted EPS	0.18	0.35
Add: Goodwill amortisation (net of tax)	0.04	0.08
Adjusted basic and diluted EPS	0.22	0.43

I.                 Earnings per share.  Prior to the March 28, 2003 demerger, all of the 1,690 outstanding ordinary shares in Rinker Group Limited were held by CSR Limited. Consequent of the demerger, shareholders in CSR Limited have become shareholders in Rinker Group Limited on a pro-rata basis, and on April 11, 2003, Rinker Group Limited issued 944,668,106 ordinary shares to CSR Limited shareholders.

Basic earnings per share for the year ended March 31, 2003 and prior years was computed by dividing the net profit attributable to members of Rinker Group Limited for the year by the ordinary shares outstanding after the demerger and subsequent issuance of shares to CSR Limited shareholders as discussed above (944,669,796 shares). The computation of diluted earnings per share is similar to basic earnings per share, except that it assumes the potentially dilutive securities were converted to ordinary shares as of the beginning of the year. As applied to Rinker Group Limited, diluted earnings per share is equivalent to basic earnings per share as there are no potentially dilutive securities for all years presented.  For the year ended March 31, 2004, basic earnings per share was calculated by dividing the net profit attributable to members of Rinker Group Limited for the year by the weighted average number of ordinary shares outstanding.

On April 1, 2002, the Rinker group adopted revised Australian Accounting Standard AASB No. 1027, “Earnings per Share” (“AASB 1027”) which is consistent with SFAS No. 128, “Earnings per Share” under US GAAP. Prior to adoption of revised AASB 1027, there were differences in the methodology used to calculate diluted earnings per share under Australian GAAP and US GAAP. However, such differences did not have an effect as applied to Rinker Group Limited as there are no potentially dilutive securities as indicated above.

	2004	2003	2002
Weighted Average Number of Shares	944,860,494	944,669,796	944,669,796

J.              Employee entitlements.  Employee entitlement provisions include a liability for long service leave. The assumptions used to calculate this liability are consistent with those used under SFAS No. 87 “Employers’ Accounting for Pensions” for US GAAP.

K.            Consolidated statement of financial performance - classification differences.  Under Australian GAAP, the proceeds on sale of property, plant and equipment and other assets are reported as other revenue from ordinary activities and the book value of assets sold is reported as other expense from ordinary activities. Under US GAAP, only the net gain/(loss) on sale of property, plant and equipment and other assets is reported in operating profit.

Under Australian GAAP, the share of net profit of associates accounted for using the equity method is reported as a component of operating profit.  Under US GAAP, the share of net profit of associates accounted for using the equity method is generally reported following net (profit)/loss attributable to outside equity interests.

Under Australian GAAP, restructuring, rationalisation and impairment charges are recorded as other expenses from ordinary activities below operating profit.  Under US GAAP, such charges are recorded as a component of operating profit.

L.             Consolidated statement of financial position - classification differences.  Under Australian GAAP, advances and loans made to associated entities are classified as receivables. Under US GAAP, such advances and loans made to associated entities are classified in the “investments accounted for using the equity method” account.

M.          Superannuation (pension) fund.  In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the Rinker group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the statement of financial performance in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the Rinker group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortisation and deferral of costs.  The measurement dates for each of the group’s defined benefit funds are as follows: January 1 for the Rinker Materials Corporation Pension Plan, Rinker Materials Corporation Retirement Income Plan, and the United Metro/San Xavier Collectively Bargained Pension Plan; March 31 for the Harwood Superannuation Fund

Under US GAAP if an additional minimum pension liability is recognised, an equal amount shall be recognised as an intangible asset, provided that the asset recognised shall not exceed the amount of unrecognised prior service cost. If an additional minimum pension liability required to be recognised exceeds unrecognised prior service cost, the excess (which represents a net loss not yet recognised as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for Australian GAAP. The net impact on fiscal year 2004 and 2003 was a reduction in US GAAP equity of US$12.4 million (A$16.4 million) and US$17.0 million (A$28.3 million), respectively.

	2004	2003	2002
Weighted average assumptions used to determine benefit obligations:

Discount rate	6.3%	6.8%
Compensation increase	4.3%	4.3%

Weighted average assumptions used to determine net periodic benefit cost:

Discount rate	6.1%	6.6%	7.3%
Compensation increase	3.9%	4.3%	4.3%
Expected return on plan assets	7.7%	8.5%	9.0%

	2004	2003	2002	2004	2003	2002
	US$	US$	US$	A$	A$	A$
	(million)

Change in benefit obligation
Benefit obligation at the beginning of the financial year	60.4	39.0		92.1	65.0
Service cost (excluding expenses)	3.2	2.5		4.3	4.2
Interest cost	3.7	3.1		4.9	5.2
Amendments	—	0.4		—	0.6
Actuarial loss	2.8	5.0		3.7	8.3
Benefits paid	(2.2)	(2.5)		(2.9)	(4.1)
Initial obligation transferred	—	4.1		—	6.8
Acquisition	—	8.3		—	13.9
Foreign exchange adjustment	0.5	0.5		(17.5)	(7.8)

Benefit obligation at the end of the financial year	68.4	60.4		84.6	92.1

Change in plan assets
Fair value of plan assets at the beginning of the financial year	35.8	24.3		54.0	40.4
Actual return on plan assets	5.4	(3.7)		7.4	(6.2)
Employer contribution	4.7	5.2		6.3	8.6
Benefits paid and expenses incurred	(2.3)	(2.5)		(3.0)	(4.1)
Initial assets transferred	—	4.1		—	6.9
Acquisition	—	7.9		—	13.2
Foreign exchange adjustment	0.8	0.6		(9.6)	(4.8)

Fair value of plan assets at the end of the financial year	44.4	35.9		55.1	54.0

Total funded status	(24.0)	(24.5)		(29.5)	(38.1)

Transitional assets	—	—		—	—
Unrecognised net actuarial loss	20.5	21.4		27.2	35.6
Unrecognised prior service cost	1.4	1.6		1.9	2.7
Intangible asset	(1.4)	(1.6)		(1.9)	(2.7)
Accumulated other comprehensive loss	(19.0)	(17.0)		(25.2)	(28.3)

Total net accrued benefit cost	(22.5)	(20.1)		(27.5)	(30.8)

Components of net periodic benefit cost
Service cost (including expenses)	3.5	2.8	1.3	4.6	4.7	2.5
Interest cost	3.7	3.1	2.3	5.0	5.2	4.3
Expected return on plan assets	(3.1)	(3.1)	(2.3)	(4.1)	(5.2)	(4.4)
Amortisation of transitional assets	—	(0.1)	(0.1)	—	(0.1)	(0.1)
Amortisation of prior service cost	0.2	0.2	0.1	0.3	0.3	0.2
Recognised net actuarial loss	0.9	0.1	—	1.2	0.1	—

Net periodic pension expense	5.2	3.0	1.3	7.0	5.0	2.5

The following table summarizes the weighted average asset allocations for each of Rinker group’s defined benefit superannuation plans as of the respective measurement date:

As of March 31, 2004	Real Estate	Equity Securities	Debt Securities	Other	Total
Harwood Superannuation Fund	10%	53%	34%	3%	100%
Rinker Materials Corporation Pension Plan	4%	57%	39%	0%	100%
Rinker Materials Corporation Retirement Income Plan	4%	57%	39%	0%	100%
United Metro/San Xavier Collectively Bargained Pension Plan	5%	57%	38%	0%	100%

As of March 31, 2003	Real Estate	Equity Securities	Debt Securities	Other	Total
Harwood Superannuation Fund	0%	56%	14%	30%	100%
Rinker Materials Corporation Pension Plan	0%	52%	48%	0%	100%
Rinker Materials Corporation Retirement Income Plan	0%	52%	48%	0%	100%
United Metro/San Xavier Collectively Bargained Pension Plan	0%	60%	40%	0%	100%

The target asset allocation is between 45% and 65% for equity securities, 30% and 50% for debt securities, 0% and 10% for real estate and 0% and 10% for other investments.  To develop the expected long-term rate of return on assets assumption, Rinker group considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

N.            Derivatives and hedging.  Effective April 1, 2001, the Rinker group adopted SFAS 133. The standard requires an entity to recognise derivatives as assets or liabilities in the statement of financial position and measure them at fair value. The transition adjustment on April 1, 2001 resulted in a net charge after tax of A$3.1 million which was recorded in Other Comprehensive Income (“OCI”). Derivatives and hedging activities are managed as part of a formally documented risk management process outlined in the Rinker group’s Financial and Commodity Price Risk Management Policy and in detailed Operational Guidelines. The risk management process detailed in the guidelines specifies what is an exposure, when it is recognised, the objectives of the risk management process, the need for a risk management plan, the approved hedging instruments and detailed reporting requirements. The Rinker group’s hedging activities are under the direct control and review of the Rinker group’s Finance Committee. The general objective of the Rinker group’s risk management activities is to reduce the potential variability in financial returns thus contributing to more certainty and stability in profit outcomes.

During the year ended March 31, 2004, the only derivatives used by Rinker group were interest rate hedges.

Hedge effectiveness.  The Rinker group measures hedge effectiveness through quarterly review of the retrospective and prospective relationship between changes in the value of a hedge and its underlying transaction. The methods used to assess effectiveness are the short cut method based on criteria as stated in SFAS 133, matched terms method, dollar offset method and regression analysis. To the extent that option contracts are used as hedges, the intrinsic value of the option will be effective if all terms of the contract are matched with the underlying transaction. The time value of options (amounts excluded from the measurement of effectiveness) and any other ineffectiveness is reported through earnings in the current period.  During the year ended March 31, 2004, certain of the group’s interest rate hedges were treated as ineffective under SFAS 133.  This was because, for part of the year, the maturity dates for interest rate hedges were not the same as the maturity dates for the debt being hedged.  As at March 31, 2004, all of the group’s interest rate hedges were effective hedges under SFAS 133.  For the year ended March 31, 2004, the earnings effect after tax of ineffectiveness was a profit of US$2.4 million or A$3.4 million (2003: loss of US$0.5 million or A$0.8 million, 2002 loss of US$0.1 million or A$0.1 million) and of items excluded from the measurement of effectiveness was a profit of US$nil, or A$nil (2003: US$nil or A$nil, 2002: US$nil or A$nil).

Fair value hedges.  Under SFAS 133, a fair value hedge mitigates exposure to changes in the fair value of an asset, liability or firm commitment. A fair value hedge protects against changes in value caused by variability in prices, costs or rates. The hedged item and the hedging instrument are marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of both the hedged item and the hedging instrument are recognised currently in earnings and will offset each other. Any movements in ineffectiveness are recorded in earnings in the current period. Hedged items include fixed rate debt.

Cash flow hedges. Under SFAS 133, a cash flow hedge mitigates exposure to variable cash flows of a forecast transaction, asset or liability.  A cash flow hedge protects against the risk caused by variable prices, costs or rates. The hedging instrument is marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of a hedging instrument are recorded in OCI. Gains/losses on the ineffective portion of a hedging instrument are recognised currently in earnings. Amounts in OCI are reclassified to earnings when the hedged item is settled and/or otherwise recognized in earnings. Variable cash flows include variable rate debt.

Net investment hedges.  Under SFAS 133, a net investment hedge mitigates foreign currency exposure of a net investment in a foreign operation. The accounting treatment of net investment hedges under US GAAP is consistent with Australian GAAP.

Other Derivatives.  Any other derivative transaction that cannot meet the designation requirement as a fair value, cash flow or net investment hedge, will be marked-to-market in earnings in the current period. The following table provides a reconciliation of OCI after tax for the years ended March 31, 2004, 2003, and 2002  relating to SFAS 133.

	2004	2003	2002	2004	2003	2002
	US$	US$	US$	A$	A$	A$
	(million)

Opening accumulated loss as at April 1	5.8	2.0	1.5	10.9	4.2	3.1
Net amount reclassified to earnings	(1.9)	0.6	0.1	(2.9)	1.2	0.3
Changes in fair value of derivatives	3.3	3.2	0.4	4.8	5.5	0.8

Closing accumulated loss as at March 31	7.2	5.8	2.0	12.8	10.9	4.2

Based on SFAS 133 revaluations as at March 31, 2004, Rinker group is expected to recognise a loss after tax through earnings of A$nil on expiring hedging contracts in the next 12 months.

O.           Unrecognised insurance debtors.  Under Australian GAAP recognition of the insurance recovery is appropriate when management considers it is both probable and measurable. Under US GAAP, recognition of insurance proceeds are appropriate only when a company either receives proceeds or an irrevocable confirmation from the insurer of coverage and the related amount. These conditions were not met at March 31, 2003, therefore the insurance debtors were reversed for US GAAP.  This adjustment reversed in March 2004 when the receivables were collected.

P.             Fair value adjustment.  As discussed in Significant Accounting Policies, as part of an internal restructure prior to the demerger of the Rinker group from CSR Limited (which occurred during the year ended March 31, 2003), a series of transactions occurred whereby Rinker Group Limited acquired CSR Limited’s interest in CSR’s heavy building materials businesses (Readymix). Under Australian GAAP, these transactions were accounted for at fair value, resulting in a step-up to fair value of an investment in an associate entity, ACH. For all other acquired businesses, fair value approximated book value and therefore no change in value occurred. The purchase was funded by an intercompany loan that was subsequently converted to equity in Rinker group. Under US GAAP, these internal transactions are accounted for at book value as transactions among entities under common control, and the increase in fair value has therefore been reversed.

As discussed in Note 33, on June 1, 2003 the Rinker group’s 50% interest in ACH was reduced to 25% after this business was merged with QCL to form CA.  Under Australian GAAP, the difference in the Australian GAAP pre-merger carrying value of the investment in ACH (which approximated fair value) and the Rinker group’s share of net assets of CA subsequent to the merger (“goodwill”) is included in the carrying value of the investment in CA and is amortised over a 20 year period, corresponding to the useful life of the goodwill under Australian GAAP.  Under US GAAP, this transaction is accounted for in accordance with Staff Accounting Bulletin No. 51, “Accounting For Sales Of Stock By A Subsidiary” (as ACH issued additional shares in connection with the merger, resulting in a dilution of the Rinker group’s interest in the merged entity).  The resulting US$22.7 million or A$30.1 million gain net of income tax (“SAB 51 Gain”) is recorded in additional paid-in capital for US GAAP purposes in accordance with the Rinker group’s accounting policy.  A further US GAAP adjustment is required to reverse the amortisation of goodwill associated with the above transactions under Australian GAAP.

Q.           Executive option plan.  Prior to the demerger of the Rinker group from CSR Limited in March 2003, Rinker group employees participated in CSR’s Executive Share Option Plan. Under Australian GAAP, no cost attributable to share options issued to Rinker group employees under CSR’s Executive Share Option Plan was recognised in the statement of financial performance. Under US GAAP, the Rinker group accounted for the plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  All options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The Executive Share Option Plan was considered a variable plan as the number of shares the executives are entitled to receive are not known at the date of grant. The vesting of the share options was conditional on a share performance measure that was beyond the control of the CSR group; as such, compensation expense was only recognised under APB 25 when the target was achieved.

During the year ended March 31, 2003, certain options vested to Rinker group executives as the share performance targets were met, and accordingly, the Rinker group recognised compensation expense under APB 25 based on the excess of the market price on the measurement date over the exercise price of the share options held by Rinker group employees. In addition, as a consequence of the demerger, CSR Limited declared a special circumstance in February 2003, which allowed all eligible options held by Rinker group executives to be exercised prior to the demerger taking effect. All options satisfied the performance hurdle and could be exercised during the trading window from late February to April 4, 2003.

An estimate of options held by Rinker group employees used to calculate Rinker group compensation expense in fiscal year 2004, 2003, and 2002  relating to CSR’s Executive Share Option Plan is as follows:

	No.CSR options	Weighted-average exercise price A$
	(options in thousands)

On issue March 31, 2001	5,928	4.10
issued	1,480	6.96
exercised	(1,669)	3.98
lapsed	(337)	4.29

On issue March 31, 2002	5,402	4.97
issued	287	6.39
exercised	(3,489)	4.38
lapsed	(212)	5.92

On issue March 31, 2003	1,988	5.77
issued	—
exercised	(18)	4.90
lapsed	(1,970)	5.77

On issue March 31, 2004	—

No options were issued in 2004 and all options had vested prior to March 31, 2003.

Of the CSR options held by Rinker group executives outstanding as at March 31, 2003, 18,200 options have since been exercised.  Following the demerger, CSR’s share price was trading at approximately 25% of its pre-demerger value; consequently, the remaining options were not exercised and lapsed in February 2004.

Further, Rinker Materials’ senior managers entered into an agreement not to exercise all of their options and instead received a cash payment under the long-term incentive scheme. The options not exercised by the Rinker Materials’ senior managers formally lapsed in December 2003.

The Rinker group has determined the unaudited pro-forma information (below) under the fair value method of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in the years ended March 31, 2003 and 2002:

	2003	2002
Risk free interest rate	5.89%	5.41%
Dividend yield	3.65%	3.20%
Volatility factor	23.60%	20.70%
Weighted-average expected life (yrs)	4.21	4.44

The weighted-average fair values of options granted in 2003 and 2002 were A$1.30 and A$1.33 per option, respectively.  The following table illustrates the effect on US GAAP net income and earnings per share if the Rinker group had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	(unaudited)
	2003	2002	2003	2002
Year ended March 31	US$	US$	A$	A$
	(million)
Net income, as reported	259.2	168.1	458.5	328.4
Add: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	0.8	1.5	5.3	2.9

Pro forma net income	260.0	169.6	463.8	331.3

Earnings per share
Basic and diluted - as reported	0.27	0.18	0.49	0.35
Basic and diluted -proforma	0.28	0.18	0.49	0.35

R.            Post Retirement Medical Benefits.  Rinker Materials subsidises post-retirement medical benefits to certain employees and pensioners on a pay-as-you-go basis.  The group’s contributions paid during the year ended March 31, 2004 for post-retirement medical benefits was US$0.3 million (A$0.4 million). Under Australian GAAP, Rinker records costs as they arise. No provision or expense is recognised for the estimated potential future costs of providing subsidised post-retirement medical benefits.

During the years ended March 31, 2003 and March 31, 2002, Rinker concluded that the US GAAP provision and expense for post-retirement medical benefits costs for these employees was not materially different from that recorded under Australian GAAP.  During the year ended March 31, 2004, Rinker obtained an actuarial valuation of the future cost of subsidising post-retirement medical benefits over the lifetime of these pensioners.  The following represents the amounts recognised under US GAAP during the year ended March 31, 2004 in accordance with SFAS No. 106 “Accounting for Post-Retirement Benefits Other than Pensions” (“SFAS 106”):

	2004	2004
	US$	A$
	(million)
Benefit obligation at the beginning of the year	nil	nil
SFAS 106 expense	5.5	8.0
Benefit obligation at end of year:	5.5	8.0

Rinker has recognised the transition liability in full.  The obligation at the year end is based on an actuarial valuation which assumes:

Discount rate:	6%

Health care cost inflation:

2004	13.5%
2005	12.0%
2006	10.5%
2007	9.0%
2008	7.5%
2009	6.0%
2010 and onwards	5.5%

S.             Retirement of long lived assets. Under Australian GAAP, the Rinker group provides for asset retirement obligations by recognising a provision for retirement obligations over the life of the asset concerned. Rinker group’s asset retirement obligations relate to obligations to rehabilitate quarry sites at the end of quarry life.  These obligations arise under legislation and under the terms of quarry permitting arrangements. At March 31, 2004, the Rinker group’s Australian GAAP provision for retirement obligations was US$22.2 million or A$29.4 million, and expense recognised during the year ended March 31, 2004 was US$4.6 million or A$6.6 million.

Prior to April 1, 2003, there were no differences in accounting for asset retirement obligations under Australian GAAP and US GAAP.  Effective April 1, 2003, for US GAAP purposes the Rinker group adopted SFAS 143 (defined in Note 37G), which applies to legal obligations associated with the retirement of a long-lived asset that result from acquisition, construction, development and/or normal operation of a long-lived asset.

Under SFAS 143, the Rinker group is required to recognise the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortised over the life of the related asset using the unit-of-production method.  At the end of each year, the liability is increased to reflect the passage of time (accretion expense) and adjusted (increase or decrease) to reflect changes in the estimated future cash flows underlying the initial fair value measurement.  If the obligation is settled for other than the carrying amount of the liability, the Rinker group will recognise a gain or loss on settlement.

Under US GAAP, on April 1, 2003, the Rinker group would have recorded a loss of US$3.2 million or A$5.4 million as the cumulative effect before tax of a change in accounting principle, a net increase of US$10.5 million or A$17.5 million to property, plant and equipment and an increase in the provision for quarry rehabilitation cost of US$13.7 million or A$22.9 million to reflect the effect of this change in the method of accounting for asset retirement obligations in accordance with SFAS 143.  The following table describes all changes to the Rinker group’s asset retirement obligation liability on a US GAAP measurement basis:

	2004	2004
	US$	A$
	(million)
Opening balance	15.2	25.2
Impact of adoption of SFAS 143	13.7	22.9
Impact of foreign exchange translation	2.9	(6.3)
Expense for the period	3.1	4.4
Liabilities settled	(1.3)	(1.8)
Balance at end of year	33.6	44.4

The cumulative effect of the change on prior years resulted in a charge to income of US$2.1 million or A$3.5 million, net of income taxes of US$1.1 million or A$1.9 million (US$0.00 or A$0.00 per share) which is included in the reconciliation of net profit for the year ended March 31, 2004. Such charge is presented net of the cumulative expenses previously recorded under Australian GAAP of US$15.2 million or A$25.2 million.

The effect of the adoption of SFAS 143 on the year ended March 31, 2004 was to increase US GAAP net profit before the cumulative effect of the accounting change by US$1.8 million or A$2.6 million (US$0.00 or A$0.00 per share).

The effect of the application of SFAS 143 if the statement had been adopted on April 1, 2001 (rather than April 1, 2003) would not have been material to US GAAP net profit and earnings per share for all periods presented.  The US GAAP asset retirement obligation if the statement had been adopted on April 1, 2001 (rather than April 1, 2003) is shown below:

	(unaudited)
	2004	2003	2004	2003
	US$	US$	A$	A$
	(million)

Asset retirement obligation	33.6	28.9	44.4	48.1

T.             Acquisition Tax Refunds. During the year ended March 31, 2004, the Rinker group received US$3.6 million (A$5.2 million) of income tax refunds associated with pre-acquisition income tax returns for its subsidiary Kiewit (acquired in September 2002).  Under Australian GAAP, the income tax refunds are accounted for as an income tax benefit.  Under US GAAP, the income tax refunds are applied to reduce goodwill attributable to the acquisition of Kiewit.

38                                  Consolidating financial information

Rinker Materials Corporation and its controlled entities

Rinker Materials Corporation is a 100% owned subsidiary of Rinker Group Limited.  As part of the financial restructuring to accommodate the demerger, certain outstanding US$ bonds were restructured.  In particular, the indenture governing the US$250 million bonds due on July 21, 2005 paying interest of 6.875% per annum issued by Rinker Materials Corporation and guaranteed by CSR Limited was amended to add Rinker Group Limited as guarantor of Rinker Materials Corporation’s obligations under that indenture on the same terms and conditions as the existing guarantee from CSR Limited.  Rinker Group Limited and Rinker Materials Corporation agreed to indemnify CSR Limited for any obligations that come due under the guarantee of CSR Limited in respect of these bonds. To support its indemnity, Rinker Materials Corporation has procured, under its US$1,077.5 million credit facilities, bank letters of credit for the benefit of CSR Limited, for any obligations that come due under CSR Limited’s guarantee obligations in respect of these bonds.

Rinker Group Limited is providing in its financial statements included in this annual report on Form 20-F certain financial information regarding Rinker Materials Corporation.  For its fiscal year ended March 31, 2003, CSR Limited provided in its consolidated financial statements included in its annual report on Form 20-F certain financial information regarding Rinker Materials Corporation which prior to demerger, was a 100% indirectly owned subsidiary of CSR Limited. In light of this financial information provided by Rinker Group Limited and CSR Limited and the fact the bonds issued by Rinker Materials Corporation and due on July 21, 2005 are fully and unconditionally guaranteed by Rinker Group Limited and CSR Limited as well as the fact that bank letters of credit have been obtained for the benefit of CSR Limited to support the indemnity of Rinker Materials Corporation and Rinker Group Limited to CSR Limited for any obligations that come due under CSR Limited’s guarantee obligations in respect of these bonds, Rinker Group Limited does not believe that separate, more formal financial statements of Rinker Materials Corporation would be material to investors investing in these bonds.

Rinker Materials Corporation is a corporation duly incorporated and in good standing in the State of Georgia (the jurisdiction in which it is incorporated), and is entitled to declare dividends and borrow funds to the extent legally permissible under the laws of the State of Georgia. In the event that Rinker Materials Corporation fails to pay the holders of the bonds due July 21, 2005 directly, thereby requiring Rinker Group Limited to make payment pursuant to the terms of its full and unconditional guarantee of those bonds, there is no impediment to Rinker Group Limited obtaining reimbursement for any such payments through dividends or loans from Rinker Materials Corporation or to the full extent that such dividends or loans are permitted under applicable law.

The following consolidating financial information for Rinker Group Limited has been prepared in accordance with Australian GAAP based on the requirements of the Securities and Exchange Commission’s revised Rule 3-10 of Regulation S-X, which requires investments in subsidiaries to be equity accounted by the parent entity (Rinker Group Limited).

	Year ended March 31, 2004
Consolidated Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	Rinker Group Consolidated
	US$ million

Trading revenue - sale of goods	4.5	2,867.6	838.9	(4.8)	3,706.2
Cost of sales	—	(1,593.5)	(564.8)	(0.1)	(2,158.4)
Warehouse and distribution costs	—	(593.4)	(97.4)	—	(690.8)
Selling general and administrative costs	(9.2)	(272.2)	(85.9)	(0.5)	(367.8)
Equity accounted result of subsidiaries (less dividends received)	(89.2)	—	—	89.2	—
Share of partnership net income	—	—	12.1	—	12.1
Share of associate entities’ net profit	—	1.1	1.8	—	2.9

Operating profit	(93.9)	409.6	104.7	83.8	504.2
Other revenue from ordinary activities	12.1	20.2	11.5	(12.1)	31.7
Other expenses from ordinary activities	(34.1)	(37.1)	(18.3)	46.2	(43.3)
Dividend income from controlled entities	386.9	—	—	(386.9)	—
Dividend income from others	—	0.1	—	—	0.1

Profit from ordinary activities before finance and income tax	271.0	392.8	97.9	(269.0)	492.7
Interest income	16.7	0.4	3.8	(9.2)	11.7
Borrowing costs	—	(72.2)	(0.3)	13.6	(58.9)

Profit from ordinary activities before income tax	287.7	321.0	101.4	(264.6)	445.5
Income tax benefit (expense) relating to ordinary activities	7.9	(116.1)	(30.8)	(9.8)	(148.8)

Net Profit before outside equity interests	295.6	204.9	70.6	(274.4)	296.7
Net profit attributable to outside equity interests	—	(1.1)	—	—	(1.1)

Net profit attributable to members of Rinker Group Limited	295.6	203.8	70.6	(274.4)	295.6
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	418.0	—	139.2	(366.6)	190.6

Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”	—	(0.4)	(0.6)	—	(1.0)

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	418.0	(0.4)	138.6	(366.6)	189.6

Total changes in equity other than those resulting from transactions with owners as owners	713.6	203.4	209.2	(641.0)	485.2

	Year ended March 31, 2003
Consolidated Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	Rinker Group Consolidated
	US$ million

Trading revenue - sale of goods	—	2,383.0	572.5	—	2,955.5
Cost of sales	—	(1,370.3)	(398.1)	2.4	(1,766.0)
Warehouse and distribution costs	—	(459.3)	(67.6)	—	(526.9)
Selling, general and administrative costs	(7.6)	(236.5)	(59.3)	—	(303.4)
Equity accounted result of subsidiaries (less dividends received)	211.3	—	—	(211.3)	—
Share of partnership net income	—	—	(0.1)	—	(0.1)
Share of associate entities’ net profit	—	(0.3)	14.1	—	13.8

Operating profit	203.7	316.6	61.5	(208.9)	372.9
Other revenue from ordinary activities	—	52.8	20.7	—	73.5
Other expenses from ordinary activities	—	(43.8)	(8.9)	—	(52.7)
Dividend income from controlled entities	9.7	—	—	(9.7)	—
Dividend income from others	—	0.1	—	—	0.1

Profit from ordinary activities before finance and income tax	213.4	325.7	73.3	(218.6)	393.8
Interest income	—	0.2	0.1	—	0.3
Borrowing costs	—	(58.7)	(0.6)	—	(59.3)

Profit from ordinary activities before income tax	213.4	267.2	72.8	(218.6)	334.8
Income tax benefit (expense) relating to ordinary activities	2.3	(105.8)	(12.4)	(0.9)	(116.8)

Net Profit before outside equity interests	215.7	161.4	60.4	(219.5)	218.0
Net profit attributable to outside equity interests	—	(1.3)	(1.0)	—	(2.3)

Net profit attributable to members of Rinker Group Limited	215.7	160.1	59.4	(219.5)	215.7
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	70.4	—	56.4	(83.2)	43.6

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	70.4	—	56.4	(83.2)	43.6

Total changes in equity other than those resulting from transactions with owners as owners	286.1	160.1	115.8	(302.7)	259.3

	Year ended March 31, 2002
Consolidated Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	Rinker Group Consolidated
	US$ million

Trading revenue - sale of goods	—	2,103.7	473.6	—	2,577.3
Cost of sales	—	(1,193.6)	(349.6)	0.7	(1,542.5)
Warehouse and distribution costs	—	(391.4)	(62.2)	—	(453.6)
Selling, general and administrative costs	(6.8)	(218.5)	(45.9)	—	(271.2)
Equity accounted result of subsidiaries (less dividends received)	173.2	—	—	(173.2)	—
Share of partnership net income	—	—	(0.1)	—	(0.1)
Share of associate entities’ net profit	—	—	11.9	—	11.9

Operating profit	166.4	300.2	27.7	(172.5)	321.8
Other revenue from ordinary activities	—	33.9	9.2	—	43.1
Other expenses from ordinary activities	—	(28.9)	(6.0)	—	(34.9)
Dividend income from controlled entities	—	—	—	—	—
Dividend income from others	—	0.2	—	—	0.2

Profit from ordinary activities before finance and income tax	166.4	305.4	30.9	(172.5)	330.2
Interest income	—	0.5	0.2	—	0.7
Borrowing costs	—	(62.3)	(1.6)	—	(63.9)

Profit from ordinary activities before income tax	166.4	243.6	29.5	(172.5)	267.0
Income tax benefit (expense) relating to ordinary activities	2.1	(94.7)	(5.1)	(0.2)	(97.9)

Net Profit before outside equity interests	168.5	148.9	24.4	(172.7)	169.1
Net profit attributable to outside equity interests	—	(0.4)	(0.2)	—	(0.6)

Net profit attributable to members of Rinker Group Limited	168.5	148.5	24.2	(172.7)	168.5
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	36.5	—	15.6	(36.2)	15.9

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	36.5	—	15.6	(36.2)	15.9

Total changes in equity other than those resulting from transactions with owners as owners	205.0	148.5	39.8	(208.9)	184.4

	Year ended March 31, 2004
Consolidated Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	Rinker Group Consolidated
	A$ million

Trading revenue - sale of goods	6.4	4,138.5	1,201.0	(6.4)	5,339.5
Cost of sales	—	(2,300.8)	(808.4)	(0.8)	(3,110.0)
Warehouse and distribution costs	—	(854.4)	(139.7)	—	(994.1)
Selling general and administrative costs	(13.1)	(392.0)	(122.9)	(0.6)	(528.6)
Equity accounted result of subsidiaries (less dividends received)	(129.6)	—	—	129.6	—
Share of partnership net income	—	—	17.1	—	17.1
Share of associate entities’ net profit	—	1.7	3.2	—	4.9

Operating profit	(136.3)	593.0	150.3	121.8	728.8
Other revenue from ordinary activities	16.1	27.9	16.9	(16.1)	44.8
Other expenses from ordinary activities	(45.2)	(51.6)	(25.0)	61.3	(60.5)
Dividend income from controlled entities	558.9	—	—	(558.9)	—
Dividend income from others	—	0.2	—	—	0.2

Profit from ordinary activities before finance and income tax	393.5	569.5	142.2	(391.9)	713.3
Interest income	22.9	0.7	5.3	(12.5)	16.4
Borrowing costs	—	(103.6)	(0.4)	18.8	(85.2)

Profit from ordinary activities before income tax	416.4	466.6	147.1	(385.6)	644.5
Income tax benefit (expense) relating to ordinary activities	10.4	(169.2)	(44.3)	(13.1)	(216.2)

Net Profit before outside equity interests	426.8	297.4	102.8	(398.7)	428.3
Net profit attributable to outside equity interests	—	(1.5)	—	—	(1.5)

Net profit attributable to members of Rinker Group Limited	426.8	295.9	102.8	(398.7)	426.8
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	—	(362.2)	(4.1)	(43.9)	(410.2)

Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”	—	(0.6)	(1.0)	—	(1.6)

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	(362.8)	(5.1)	(43.9)	(411.8)

Total changes in equity other than those resulting from transactions with owners as owners	426.8	(66.9)	97.7	(442.6)	15.0

	Year ended March 31, 2003
Consolidated Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	Rinker Group Consolidated
	A$ million

Trading revenue - sale of goods	—	4,217.6	1,014.1	—	5,231.7
Cost of sales	—	(2,424.2)	(705.3)	4.0	(3,125.5)
Warehouse and distribution costs	—	(812.6)	(119.6)	—	(932.2)
Selling, general and administrative costs	(13.4)	(418.7)	(105.3)	—	(537.4)
Equity accounted result of subsidiaries (less dividends received)	374.9	—	—	(374.9)	—
Share of partnership net income	—	—	(0.3)	—	(0.3)
Share of associate entities’ net profit	—	(0.4)	25.0	—	24.6

Operating profit	361.5	561.7	108.6	(370.9)	660.9
Other revenue from ordinary activities	—	93.5	36.2	—	129.7
Other expenses from ordinary activities	—	(76.2)	(16.5)	—	(92.7)
Dividend income from controlled entities	16.1	—	—	(16.1)	—
Dividend income from others	—	0.2	—	—	0.2

Profit from ordinary activities before finance and income tax	377.6	579.2	128.3	(387.0)	698.1
Interest income	—	0.3	0.3	—	0.6
Borrowing costs	—	(103.7)	(1.2)	—	(104.9)

Profit from ordinary activities before income tax	377.6	475.8	127.4	(387.0)	593.8
Income tax benefit (expense) relating to ordinary activities	4.0	(188.0)	(22.5)	(1.6)	(208.1)

Net Profit before outside equity interests	381.6	287.8	104.9	(388.6)	385.7
Net profit attributable to outside equity interests	—	(2.3)	(1.8)	—	(4.1)

Net profit attributable to members of Rinker Group Limited	381.6	285.5	103.1	(388.6)	381.6
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	—	(235.1)	(8.8)	(1.8)	(245.7)

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	(235.1)	(8.8)	(1.8)	(245.7)

Total changes in equity other than those resulting from transactions with owners as owners	381.6	50.4	94.3	(390.4)	135.9

	Year ended March 31, 2002
Consolidated Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	Rinker Group Consolidated
	A$ million

Trading revenue - sale of goods	—	4,115.5	925.5	—	5,041.0
Cost of sales	—	(2,335.3)	(683.1)	1.3	(3,017.1)
Warehouse and distribution costs	—	(765.5)	(121.7)	—	(887.2)
Selling, general and administrative costs	(13.4)	(427.6)	(89.8)	—	(530.8)
Equity accounted result of subsidiaries (less dividends received)	338.7	—	—	(338.7)	—
Share of partnership net income	—	—	(0.3)	—	(0.3)
Share of associate entities’ net profit	—	—	23.5	—	23.5

Operating profit	325.3	587.1	54.1	(337.4)	629.1
Other revenue from ordinary activities	—	66.3	17.9	—	84.2
Other expenses from ordinary activities	—	(56.6)	(11.3)	—	(67.9)
Dividend income from controlled entities	—	—	—	—	—
Dividend income from others	—	0.3	—	—	0.3

Profit from ordinary activities before finance and income tax	325.3	597.1	60.7	(337.4)	645.7
Interest income	—	1.0	0.4	—	1.4
Borrowing costs	—	(122.1)	(3.0)	—	(125.1)

Profit from ordinary activities before income tax	325.3	476.0	58.1	(337.4)	522.0
Income tax benefit (expense) relating to ordinary activities	4.0	(185.2)	(9.9)	(0.4)	(191.5)

Net Profit before outside equity interests	329.3	290.8	48.2	(337.8)	330.5
Net profit attributable to outside equity interests	—	(0.7)	(0.5)	—	(1.2)

Net profit attributable to members of Rinker Group Limited	329.3	290.1	47.7	(337.8)	329.3
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	—	(125.2)	(1.1)	(1.0)	(127.3)

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	(125.2)	(1.1)	(1.0)	(127.3)

Total changes in equity other than those resulting from transactions with owners as owners	329.3	164.9	46.6	(338.8)	202.0

	Year ended March 31. 2004
Consolidated statement of financial position	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	Rinker Group Consolidated
	US$ million

Current assets
Cash	242.9	60.5	25.3	(0.2)	328.5
Receivables	6.5	366.6	271.7	(112.1)	532.7
Inventories	—	193.1	57.1	13.7	263.9
Other	30.8	23.0	5.9	0.9	60.6

Current assets	280.2	643.2	360.0	(97.7)	1,185.7

Non-current assets
Receivables	333.9	3.7	807.3	(1,055.1)	89.8
Inventories	—	42.1	—	—	42.1
Equity accounted investment in subsidiaries	29.2	—	—	(29.2)	—
Investments accounted for using the equity method	—	4.3	139.1	—	143.4
Other financial assets	1,622.0	13.5	—	(1,622.0)	13.5
Property, plant and equipment	—	1,299.6	416.1	—	1,715.7
Intangibles	—	826.4	12.4	—	838.8
Deferred income tax assets	13.1	41.3	15.7	(9.9)	60.2
Other assets	0.8	22.1	18.7	(0.8)	40.8

Non-current assets	1,999.0	2,253.0	1,409.3	(2,717.0)	2,944.3

Total assets	2,279.2	2,896.2	1,769.3	(2,814.7)	4,130.0

Current liabilities
Payables	1.8	337.4	260.5	(139.9)	459.8
Interest-bearing liabilities	—	4.1	13.3	—	17.4
Income tax liabilities	—	16.6	42.0	(0.9)	57.7
Provisions	—	67.0	21.9	—	88.9

Current liabilities	1.8	425.1	337.7	(140.8)	623.8

Non-current liabilities
Payables	0.6	19.2	0.2	(0.6)	19.4
Interest-bearing liabilities	—	1,203.8	735.4	(1,026.8)	912.4
Deferred income tax liabilities	0.1	182.4	34.1	6.2	222.8
Provisions	1.0	42.9	27.1	—	71.0

Non-current liabilities	1.7	1,448.3	796.8	(1,021.2)	1,225.6

Total liabilities	3.5	1,873.4	1,134.5	(1,162.0)	1,849.4

Net assets	2,275.7	1,022.8	634.8	(1,652.7)	2,280.6

Equity
Contributed equity	1,497.1	785.5	493.3	(1,278.8)	1,497.1
Reserves	115.1	—	134.3	(52.8)	196.6
Retained profits	663.5	232.4	7.2	(321.1)	582.0

Equity attributable to members of Rinker Group Limited	2,275.7	1,017.9	634.8	(1,652.7)	2,275.7
Outside equity interests in controlled entities	—	4.9	—	—	4.9

Total equity	2,275.7	1,022.8	634.8	(1,652.7)	2,280.6

	Year ended March 31, 2003
Combined statement of financial position	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Other Consolidation adjustments	Rinker Group Combined
	US$ million
Current assets
Cash	—	28.4	82.3	0.3	111.0
Cash available from CSR	—	153.3	—	—	153.3
Receivables	36.5	334.8	121.0	(20.5)	471.8
Inventories	—	176.2	42.3	14.7	233.2
Other	—	17.9	4.7	—	22.6

Current assets	36.5	710.6	250.3	(5.5)	991.9

Non-current assets
Receivables	204.7	4.8	503.4	(680.7)	32.2
Inventories	—	46.4	—	—	46.4
Equity accounted investment in subsidiaries	348.2	—	—	(348.2)	—
Investments accounted for using the equity method	—	4.8	151.7	—	156.5
Other financial assets	1,290.0	8.9	508.7	(1,798.7)	8.9
Property, plant and equipment	—	1,299.6	302.1	—	1,601.7
Intangibles	—	894.4	2.1	—	896.5
Deferred income tax assets	1.7	48.6	10.4	—	60.7
Other assets	—	30.2	15.8	—	46.0

Non-current assets	1,844.6	2,337.7	1,494.2	(2,827.6)	2,848.9

Total assets	1,881.1	3,048.3	1,744.5	(2,833.1)	3,840.8

Current liabilities
Payables	6.4	427.9	107.2	(175.0)	366.5
Interest-bearing liabilities	—	157.5	4.2	—	161.7
Income tax liabilities	0.3	9.4	0.5	—	10.2
Provisions	—	67.7	11.1	0.1	78.9

Current liabilities	6.7	662.5	123.0	(174.9)	617.3

Non-current liabilities
Payables	—	19.0	2.6	—	21.6
Interest-bearing liabilities	—	1,038.0	1,022.6	(1,009.1)	1,051.5
Deferred income tax liabilities	—	164.9	31.9	5.8	202.6
Provisions	0.4	44.0	19.6	(0.4)	63.6

Non-current liabilities	0.4	1,265.9	1,076.7	(1,003.7)	1,339.3

Total liabilities	7.1	1,928.4	1,199.7	(1,178.6)	1,956.6

Net assets	1,874.0	1,119.9	544.8	(1,654.5)	1,884.2

Equity
Contributed equity	1,496.5	785.5	493.3	(1,278.8)	1,496.5
Reserves	(305.1)	—	(4.9)	316.0	6.0
Retained profits	682.6	329.0	51.6	(691.7)	371.5

Equity attributable to members of Rinker Group Limited	1,874.0	1,114.5	540.0	(1,654.5)	1,874.0
Outside equity interests in controlled entities	—	5.4	4.8	—	10.2

Total equity	1,874.0	1,119.9	544.8	(1,654.5)	1,884.2

	Year ended March 31, 2004
Consolidated statement of financial position	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Other Consolidation adjustments	Rinker Group Consolidated
	A$ million

Current assets
Cash	321.6	79.9	33.6	—	435.1
Receivables	8.6	485.9	359.8	(148.8)	705.5
Inventories	—	255.8	75.6	18.1	349.5
Other	40.8	30.4	7.8	1.2	80.2

Current assets	371.0	852.0	476.8	(129.5)	1,570.3

Non-current assets
Receivables	442.1	5.0	1,069.0	(1,397.1)	119.0
Inventories	—	55.7	—	—	55.7
Equity accounted investment in subsidiaries	38.4	—	—	(38.4)	—
Investments accounted for using the equity method	—	5.7	184.2	—	189.9
Other financial assets	2,147.8	17.8	—	(2,147.8)	17.8
Property, plant and equipment	—	1,720.8	551.0	—	2,271.8
Intangibles	—	1,094.3	16.4	—	1,110.7
Deferred income tax assets	17.4	54.7	20.8	(13.2)	79.7
Other assets	1.3	29.4	24.6	(1.3)	54.0

Non-current assets	2,647.0	2,983.4	1,866.0	(3,597.8)	3,898.6

Total assets	3,018.0	3,835.4	2,342.8	(3,727.3)	5,468.9

Current liabilities
Payables	2.4	447.2	345.0	(185.7)	608.9
Interest-bearing liabilities	—	5.4	17.6	—	23.0
Income tax liabilities	—	22.0	55.6	(1.2)	76.4
Provisions	—	88.8	29.0	—	117.8

Current liabilities	2.4	563.4	447.2	(186.9)	826.1

Non-current liabilities
Payables	0.8	25.4	0.3	(0.8)	25.7
Interest-bearing liabilities	—	1,594.0	973.8	(1,359.6)	1,208.2
Deferred income tax liabilities	0.1	241.5	45.1	8.4	295.1
Provisions	1.4	56.8	35.8	—	94.0

Non-current liabilities	2.3	1,917.7	1,055.0	(1,352.0)	1,623.0

Total liabilities	4.7	2,481.1	1,502.2	(1,538.9)	2,449.1

Net assets	3,013.3	1,354.3	840.6	(2,188.4)	3,019.8

Equity
Contributed equity	2,286.2	1,177.5	821.4	(1,998.9)	2,286.2
Reserves	16.4	(268.2)	8.5	(61.0)	(304.3)
Retained profits	710.7	438.5	10.7	(128.5)	1,031.4

Equity attributable to members of Rinker Group Limited	3,013.3	1,347.8	840.6	(2,188.4)	3,013.3
Outside equity interests in controlled entities	—	6.5	—	—	6.5

Total equity	3,013.3	1,354.3	840.6	(2,188.4)	3,019.8

	Year ended March 31, 2003
Consolidated statement of financial position	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Other Consolidation adjustments	Rinker Group Consolidated
	A$ million

Current assets
Cash	—	47.1	137.0	0.7	184.8
Cash available from CSR Limited	—	255.3	—	—	255.3
Receivables	60.8	557.4	201.5	(34.1)	785.6
Inventories	—	293.4	70.2	24.6	388.2
Other	—	29.8	7.8	—	37.6

Current assets	60.8	1,183.0	416.5	(8.8)	1,651.5

Non-current assets

Receivables	340.9	8.0	838.2	(1,133.5)	53.6
Inventories	—	77.3	—	—	77.3
Equity accounted investment in subsidiaries	579.8	—	—	(579.8)	—
Investments accounted for using the equity method	—	7.9	252.6	—	260.5
Other financial assets	2,147.8	14.8	847.0	(2,994.8)	14.8
Property, plant and equipment	—	2,163.8	503.0	—	2,666.8
Intangibles	—	1,489.1	3.6	—	1,492.7
Deferred income tax assets	2.9	80.9	17.3	—	101.1
Other assets	—	50.3	26.3	—	76.6

Non-current assets	3,071.4	3,892.1	2,488.0	(4,708.1)	4,743.4

Total assets	3,132.2	5,075.1	2,904.5	(4,716.9)	6,394.9

Current liabilities
Payables	10.7	712.4	178.5	(291.3)	610.3
Interest-bearing liabilities	—	262.2	7.0	—	269.2
Income tax liabilities	0.5	15.6	0.9	—	17.0
Provisions	—	112.8	18.4	0.1	131.3

Current liabilities	11.2	1,103.0	204.8	(291.2)	1,027.8

Non-current liabilities
Payables	—	31.6	4.3	—	35.9
Interest-bearing liabilities	—	1,728.3	1,702.7	(1,680.3)	1,750.7
Deferred income tax liabilities	—	274.6	53.1	9.7	337.4
Provisions	0.7	73.2	32.7	(0.7)	105.9

Non-current liabilities	0.7	2,107.7	1,792.8	(1,671.3)	2,229.9

Total liabilities	11.9	3,210.7	1,997.6	(1,962.5)	3,257.7

Net assets	3,120.3	1,864.4	906.9	(2,754.4)	3,137.2

Equity
Contributed equity	2,285.4	1,177.5	876.1	(2,053.6)	2,285.4
Reserves	16.4	92.6	12.0	(13.1)	107.9
Retained profits	818.5	585.3	10.9	(687.7)	727.0

Equity attributable to members of Rinker Group Limited	3,120.3	1,855.4	899.0	(2,754.4)	3,120.3
Outside equity interests in controlled entities	—	9.0	7.9	—	16.9

Total equity	3,120.3	1,864.4	906.9	(2,754.4)	3,137.2

	Year ended March 31, 2004
Consolidated Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor companies(a)	Consolidation adjustments	Rinker Group Consolidated
	US$ million

Cash flows from operating activities
Receipts from customers	4.9	2,954.9	902.6	(5.2)	3,857.2
Payments to suppliers and employees	(15.4)	(2,335.5)	(790.9)	39.1	(3,102.7)
Dividends, and distributions from associate entities and controlled entities	386.9	1.6	11.5	(386.9)	13.1
Interest received	12.6	0.4	3.7	(6.0)	10.7
Income taxes paid	(34.5)	(82.0)	(0.9)	(0.3)	(117.7)

Net cash from operating activities	354.5	539.4	126.0	(359.3)	660.6

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(178.9)	(59.3)	13.8	(224.4)
Proceeds from sale of property, plant and equipment and other non-current assets	—	27.6	11.2	(13.5)	25.3
Purchase of controlled entities and businesses net of cash acquired	—	(6.9)	(28.8)	(0.3)	(36.0)
Proceeds from sale of interests in controlled entities and businesses	—	4.3	—	—	4.3
Loans and receivables advanced	(2.4)	—	(13.9)	—	(16.3)
Loans and receivables repaid	39.4	2.5	13.4	(39.2)	16.1

Net cash (used in) from investing activities	37.0	(151.4)	(77.4)	(39.2)	(231.0)

Cash flows from financing activities
Net proceeds from (repayment of) borrowings	0.6	(151.8)	(29.1)	(117.6)	(297.9)
Cash received from CSR	—	149.9	—	42.7	192.6
Dividends paid	(85.6)	(300.0)	(86.9)	386.9	(85.6)
Net financing of controlled entities	(86.1)	—	—	86.1	—
Outside equity interest distributions	—	(1.4)	—	—	(1.4)
Proceeds from issue of shares	0.5	—	—	0.1	0.6
Interest and other finance costs paid	—	(52.6)	(0.4)	—	(53.0)

Net cash used in financing activities	(170.6)	(355.9)	(116.4)	398.2	(244.7)

Net (decrease) increase in cash held	220.9	32.1	(67.8)	(0.3)	184.9
Cash at the beginning of the financial year	—	28.4	82.3	0.3	111.0
Effects of exchange rate changes	22.0	—	10.8	(0.2)	32.6

Net cash at the end of the financial year	242.9	60.5	25.3	(0.2)	328.5

(a)               Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31, 2003
Consolidated Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor companies(a)	Consolidation adjustments	Rinker Group Consolidated
	US$ million

Cash flows from operating activities
Receipts from customers	—	2,411.9	621.0	—	3,032.9
Payments to suppliers and employees	—	(1,935.7)	(503.6)	—	(2,439.3)
Dividends, and distributions from associate entities and controlled entities	—	0.1	19.6	—	19.7
Interest received	—	0.5	0.1	—	0.6
Income taxes paid	—	(83.7)	(15.9)	—	(99.6)

Net cash from operating activities	—	393.1	121.2	—	514.3

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(97.6)	(31.6)	—	(129.2)
Proceeds from sale of property, plant and equipment and other non-current assets	—	28.3	15.4	—	43.7
Purchase of controlled entities and businesses net of cash acquired	—	(531.9)	—	—	(531.9)
Proceeds from sale of interests in controlled entities and businesses	—	26.0	—	—	26.0
Loans and receivables advanced	—	—	(2.3)	—	(2.3)
Loans and receivables repaid	—	1.2	—	—	1.2

Net cash (used in) from investing activities	—	(574.0)	(18.5)	—	(592.5)

Cash flows from financing activities
Net proceeds from (repayment of) borrowings	—	244.9	(21.2)	—	223.7
Net financing of controlled entities	—	11.8	(11.8)	—	—
Interest and other finance costs paid	—	(50.6)	(0.4)	—	(51.0)

Net cash used in financing activities	—	206.1	(33.4)	—	172.7

Net (decrease) increase in cash held	—	24.5	70.0	—	94.5

Cash at the beginning of the financial year	—	3.8	11.0	—	14.8
Effects of exchange rate changes	—	—	1.7	—	1.7

Net cash at the end of the financial year	—	28.3	82.7	—	111.0

(a)               Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31. 2002
Consolidated Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor companies(a)	Consolidation adjustments	Rinker Group Consolidated
	US$ million

Cash flows from operating activities
Receipts from customers	—	2,108.2	527.8	—	2,636.0
Payments to suppliers and employees	—	(1,650.1)	(476.9)	—	(2,127.0)
Dividends, and distributions from associate entities and controlled entities	—	0.2	11.3	—	11.5
Interest received	—	1.5	(0.7)	—	0.8
Income taxes paid	—	(70.1)	(5.8)	—	(75.9)

Net cash from operating activities	—	389.7	55.7	—	445.4

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(143.9)	(21.8)	—	(165.7)
Proceeds from sale of property, plant and equipment and other non-current assets	—	17.1	6.0	—	23.1
Purchase of controlled entities and businesses net of cash acquired	—	(79.0)	—	—	(79.0)
Proceeds from sale of interests in controlled entities and businesses	—	16.7	—	—	16.7
Loans and receivables advanced	—	(0.1)	(0.4)	—	(0.5)
Loans and receivables repaid	—	5.1	—	—	5.1

Net cash (used in) from investing activities	—	(184.1)	(16.2)	—	(200.3)

Cash flows from financing activities
Net proceeds from (repayment of) borrowings	—	(136.7)	(66.7)	—	(203.4)
Dividends paid	—	(0.5)	—	—	(0.5)
Net financing of controlled entities	—	(34.8)	34.8	—	—
Interest and other finance costs paid	—	(48.8)	(7.4)	—	(56.2)

Net cash used in financing activities	—	(220.8)	(39.3)	—	(260.1)

Net (decrease) increase in cash held	—	(15.2)	0.2	—	(15.0)
Cash at the beginning of the financial year	—	19.0	9.7	—	28.7
Effects of exchange rate changes	—	—	1.1	—	1.1

Net cash at the end of the financial year	—	3.8	11.0	—	14.8

(a)               Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31, 2004
Consolidated Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor companies(a)	Consolidation adjustments	Rinker Group Consolidated
	A$ million

Cash flows from operating activities
Receipts from customers	6.9	4,254.7	1,288.1	(6.9)	5,542.8
Payments to suppliers and employees	(22.0)	(3,371.4)	(1,134.5)	55.0	(4,472.9)
Dividends, and distributions from associate entities and controlled entities	558.9	2.1	15.3	(558.9)	17.4
Interest received	17.5	0.7	5.2	(8.4)	15.0
Income taxes paid	(45.4)	(108.4)	(1.2)	(0.3)	(155.3)

Net cash (used in) from operating activities	515.9	777.7	172.9	(519.5)	947.0

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(255.3)	(84.6)	(0.3)	(340.2)
Proceeds from sale of property, plant and equipment and other non-current assets	—	39.1	15.8	0.1	55.0
Purchase of controlled entities and businesses net of cash acquired	—	(9.9)	(39.5)	0.2	(49.2)
Proceeds from sale of interests in controlled entities and businesses	—	5.8	—	—	5.8
Loans and receivables advanced	(3.1)	(0.1)	(20.1)	—	(23.3)
Loans and receivables repaid	60.5	3.8	19.8	(60.3)	23.8

Net cash (used in) from investing activities	57.4	(216.6)	(108.6)	(60.3)	(328.1)

Cash flows from financing activities
Net proceeds from (repayment of) borrowings	0.8	(234.5)	(52.5)	(169.3)	(455.5)
Cash received from CSR Limited	—	255.3	—	60.2	315.5
Net financing of controlled entities	(130.5)	—	—	130.5	—
Dividends paid	(122.8)	(444.0)	(114.9)	558.9	(122.8)
Dividends paid to outside equity interest	—	(1.8)	—	—	(1.8)
Proceeds from issue of shares	0.8	—	—	—	0.8
Interest and other finance costs paid	—	(74.6)	(0.5)	0.1	(75.0)

Net cash (used in) from financing activities	(251.7)	(499.6)	(167.9)	580.4	(338.8)

Net (decrease) increase in cash held	321.6	61.5	(103.6)	0.6	280.1
Cash at the beginning of the financial year	—	47.1	137.0	0.7	184.8
Effects of exchange rate changes	—	(28.7)	0.2	(1.3)	(29.8)

Net cash at the end of the financial year	321.6	79.9	33.6	—	435.1

(a)               Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31, 2003
Consolidated Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor companies(a)	Consolidation adjustments	Rinker Group Consolidated
	A$ million

Cash flows from operating activities
Receipts from customers	—	4,265.7	1,099.1	—	5,364.8
Payments to suppliers and employees	—	(3,433.4)	(881.2)	—	(4,314.6)
Dividends, and distributions from associate entities and controlled entities	—	0.2	33.9	—	34.1
Interest received	—	0.9	0.3	—	1.2
Income taxes paid	—	(145.1)	(27.7)	—	(172.8)

Net cash from operating activities	—	688.3	224.4	—	912.7

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(170.9)	(62.6)	—	(233.5)
Proceeds from sale of property, plant and equipment and other non-current assets	—	50.5	27.1	—	77.6
Purchase of controlled entities and businesses net of cash acquired	—	(971.8)	—	—	(971.8)
Proceeds from sale of interests in controlled entities and businesses	—	45.5	—	—	45.5
Loans and receivables advanced	—	—	(3.9)	—	(3.9)
Loans and receivables repaid	—	2.5	—	—	2.5

Net cash (used in) from investing activities	—	(1,044.2)	(39.4)	—	(1,083.6)

Cash flows from financing activities
Net proceeds from (repayment of) borrowings	—	465.2	(43.0)	—	422.2
Net financing of controlled entities	—	23.5	(23.5)	—	—
Interest and other finance costs paid	—	(88.7)	(0.9)	—	(89.6)

Net cash used in financing activities	—	400.0	(67.4)	—	332.6

Net (decrease) increase in cash held	—	44.1	117.6	—	161.7
Cash at the beginning of the financial year	—	7.0	21.0	—	28.0
Effects of exchange rate changes	—	(4.0)	(0.9)	—	(4.9)

Net cash at the end of the financial year	—	47.1	137.7	—	184.8

(a)                                  Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31, 2002
Consolidated Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor companies(a)	Consol- idation adjustments	Rinker Group Consolidated
	A$ million

Cash flows from operating activities
Receipts from customers	—	4,134.0	1,025.8	—	5,159.8
Payments to suppliers and employees	—	(3,247.4)	(921.4)	—	(4,168.8)
Dividends, and distributions from associate entities and controlled entities	—	0.3	22.6	—	22.9
Interest received	—	3.7	(2.3)	—	1.4
Income taxes paid	—	(135.6)	(11.3)	—	(146.9)

Net cash from operating activities	—	755.0	113.4	—	868.4

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(281.3)	(42.2)	—	(323.5)
Proceeds from sale of property, plant and equipment and other non-current assets	—	33.8	11.5	—	45.3
Purchase of controlled entities and businesses net of cash acquired	—	(157.3)	—	—	(157.3)
Proceeds from sale of interests in controlled entities and businesses	—	32.6	—	—	32.6
Loans and receivables advanced	—	(0.2)	(0.9)	—	(1.1)
Loans and receivables repaid	—	9.9	—	—	9.9

Net cash (used in) from investing activities	—	(362.5)	(31.6)	—	(394.1)

Cash flows from financing activities
Net proceeds from (repayment of) borrowings	—	(253.0)	(136.9)	—	(389.9)
Dividends paid	—	(1.1)	—	—	(1.1)
Net financing of controlled entities	—	(73.2)	73.2	—	—
Interest and other finance costs paid	—	(95.8)	(16.0)	—	(111.8)

Net cash used in financing activities	—	(423.1)	(79.7)	—	(502.8)

Net (decrease) increase in cash held	—	(30.6)	2.1	—	(28.5)
Cash at the beginning of the financial year	—	38.7	19.7	—	58.4
Effects of exchange rate changes	—	(1.1)	(0.8)	—	(1.9)

Net cash at the end of the financial year	—	7.0	21.0	—	28.0

(a)                                  Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31, 2004
United States generally accepted accounting principles (US GAAP) information	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consol- idation adjustments	Rinker Group Consolidated
	US$ million

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited	295.6	203.8	70.6	(274.4)	295.6
Revaluation of non-current assets	—	1.9	0.5	—	2.4
Restructure and rationalization	—	0.7	2.1	—	2.8
Employee shares and share loans (Universal share/ option plan)	—	(0.6)	—	—	(0.6)
Other	—	(0.5)	—	—	(0.5)
Amortisation of goodwill written back	—	56.4	0.1	—	56.5
Superannuation (pension) fund	—	(0.5)	—	—	(0.5)
Post-retirement medical benefits	—	(5.5)	—	—	(5.5)
Derivatives and hedging	—	3.9	—	—	3.9
Unrecognised insurance debtors	—	4.3	—	—	4.3
Investments accounted for using the equity method	—	—	3.0	—	3.0
Retirement of long lived assets	—	0.9	0.9	—	1.8
Deferred tax assets (acquisition tax refunds)	—	(3.6)	—	—	(3.6)
Deferred tax effect of US GAAP adjustments	—	(10.6)	(1.0)	—	(11.6)
Equity accounted result of subsidiaries	50.6	—	—	(50.6)	—

	50.6	46.8	5.6	(50.6)	52.4
US GAAP net profit attributable to members of Rinker Group Limited before cumulative change in accounting principle	346.2	250.6	76.2	(325.0)	348.0

Cumulative change in accounting principle for SFAS 143, net of tax of US$1.1 million	—	(1.1)	(1.0)	—	(2.1)

US GAAP net profit attributable to members of Rinker Group Limited	346.2	249.5	75.2	(325.0)	345.9

Reconciliation of equity
Equity attributable to members of Rinker Group Limited	2,275.7	1,017.9	634.8	(1,652.7)	2,275.7

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
receivables (reclassify loans and receivables to associate entities)	—	—	(11.3)	—	(11.3)
deferred income tax assets (reclassification from non-current)	—	24.5	7.8	—	32.3
deferred income tax assets (derivative instruments and hedging)	—	1.7	—	—	1.7
Non-current assets
property, plant and equipment (revaluation and impairment)	—	(34.9)	(33.5)	—	(68.4)
property, plant and equipment (other)	—	1.0	—	—	1.0
property, plant & equipment (retirement of long lived assets)	—	8.9	0.9	—	9.8
intangibles (acquisition accounting goodwill)	—	54.9	—	—	54.9
intangibles (reverse capitalisation of tradenames)	—	(3.2)	—	—	(3.2)
intangibles (reverse SFAS 142 goodwill amortisation)	—	110.9	0.7	—	111.6
intangibles (superannuation (pension) fund)	—	1.4	—	—	1.4
intangibles (acquisition tax refunds)	—	(3.6)	—	—	(3.6)
receivables (reclassify loans to associate entities)	—	—	(84.6)	—	(84.6)
deferred income tax assets (reclassification to current)	(0.5)	(24.0)	(7.8)	—	(32.3)
deferred income tax assets (minimum pension liability)	—	6.6	—	—	6.6
equity accounted result of subsidiaries	(67.5)	—	—	67.5	—
investments accounted for using the equity method (reclassify loans)	—	—	96.0	—	96.0
investments accounted for using the equity method (fair value adjustment)	—	—	(63.1)	—	(63.1)
investments accounted for using the equity method (SAB 51 gain)	—	—	32.4	—	32.4
receivables (employee share loans)	(1.6)	—	—	—	(1.6)
other	—	(3.7)	—	—	(3.7)
Current liabilities
deferred income tax liabilities (reclassification from non-current)	—	(25.2)	(2.1)	—	(27.3)
restructure and rationalization	—	2.1	0.7	—	2.8
Non-current liabilities
other (superannuation (pension) fund)	—	(4.9)	—	—	(4.9)
other (minimum pension liability)	—	(20.5)	—	—	(20.5)
deferred income tax liabilities (acquisition accounting)	—	(63.2)	—	—	(63.2)
deferred income tax liabilities (reclassification to current)	—	25.2	2.1	—	27.3
deferred income tax liabilities (US GAAP adjustments)	—	0.6	(9.6)	—	(9.0)
provisions (post-retirement medical benefits)	—	(5.5)	—	—	(5.5)
provisions (retirement of long-lived assets)	—	(10.0)	(1.3)	—	(11.3)
other financial liabilities (derivative instruments and hedging)	—	(9.7)	—	—	(9.7)
	(69.6)	29.4	(72.7)	67.5	(45.4)
US GAAP equity attributable to
members of Rinker Group Limited	2,206.1	1,047.3	562.1	(1,585.2)	2,230.3

	Year ended March 31, 2003
United States generally accepted accounting principles (US GAAP) information	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consol- idation adjustments	Rinker Group Consolidated
	US $ million

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited	215.7	160.1	59.4	(219.5)	215.7

Revaluation of non-current assets	—	4.7	2.9	—	7.6
Employee shares and share loans (Universal share/ option plan)	(0.9)	—	—	—	(0.9)
Other	—	(0.5)	—	—	(0.5)
Amortisation of goodwill written back	—	47.0	0.1	—	47.1
Superannuation (pension) fund	—	2.0	—	—	2.0
Post-retirement medical benefits	—	—	—	—	—
Derivatives and hedging	—	(0.7)	—	—	(0.7)
Unrecognised insurance debtors	—	(1.4)	(2.3)	—	(3.7)
Executive option plan	(3.8)	—	—	—	(3.8)
Retirement of long lived assets (quarry/reclaimation)	—	—	—	—	—
Deferred tax effect of US GAAP adjustments	—	(4.4)	0.8	—	(3.6)
Equity accounted result of subsidiaries	48.2	—	—	(48.2)	—

	43.5	46.7	1.5	(48.2)	43.5

US GAAP net profit attributable to members of Rinker Group Limited	259.2	206.8	60.9	(267.7)	259.2

Reconciliation of equity
Equity attributable to members of Rinker Group Limited	1,874.0	1,114.5	540.0	(1,654.5)	1,874.0

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
receivables (reclassify loans and receivables to
associate entities)	—	—	(9.0)	—	(9.0)
receivables (insurance)	—	(1.4)	(2.3)	—	(3.7)
deferred income tax assets (reclassification from non-current)	0.5	31.2	1.9	—	33.6
deferred income tax assets (derivative instruments and hedging)	—	1.0	—	—	1.0
Non-current assets
property, plant and equipment (revaluation and impairment)	—	(34.2)	(29.1)	—	(63.3)
property, plant and equipment (other)	—	1.0	—	—	1.0
intangibles (acquisition accounting goodwill)	—	54.6	—	—	54.6
intangibles (reverse capitalisation of tradenames)	—	(2.3)	—	—	(2.3)
intangibles (reverse SFAS 142 goodwill amortisation)	—	49.9	0.2	—	50.1
intangibles (superannuation (pension) fund)	—	1.6	—	—	1.6
receivables (reclassify loans to associate entities)	—	—	(25.0)	—	(25.0)
deferred income tax assets (reclassification to current)	(1.7)	(28.3)	(10.3)	—	(40.3)
equity accounted result of subsidiaries	(99.5)	—	—	99.5	—
investments accounted for using the equity method (reclassify loans)	—	—	34.1	—	34.1
investments accounted for using the equity method
(fair value adjustment)	—	—	(52.9)	—	(52.9)
receivables (employee share loans)	—	(2.2)	—	—	(2.2)
other	—	(3.4)	0.5	—	(2.9)
Current liabilities
deferred income tax liabilities (reclassification from non-current)	—	(23.1)	—	—	(23.1)
other financial liabilities (derivative instruments and hedging)	—	(2.7)	—	—	(2.7)
Non-current liabilities
other (superannuation (pension) fund)	—	(4.4)	—	—	(4.4)
other (minimum pension liability)	—	(18.6)	—	—	(18.6)
deferred income tax liabilities (acquisition accounting)	—	(60.1)	—	—	(60.1)
deferred income tax liabilities (reclassification to current)	1.2	23.0	8.5	—	32.7
deferred income tax liabilities (US GAAP adjustments)	—	6.9	3.6	—	10.5
other financial liabilities (derivative instruments and hedging)	—	(8.2)	—	—	(8.2)

	(99.5)	(19.7)	(79.8)	99.5	(99.5)

US GAAP equity attributable to members of Rinker Group Limited	1,774.5	1,094.8	460.2	(1,555.0)	1,774.5

	Year ended March 31, 2002
United States generally accepted accounting principles (US GAAP) information	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consol- idation adjustments	Rinker Group Consolidated
	US$ million

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited	168.5	148.5	24.2	(172.7)	168.5

Revaluation of non-current assets	—	4.2	2.7	—	6.9
Restructure and rationalization	—	—	(1.5)	—	(1.5)
Acquisition accounting	—	(1.9)	—	—	(1.9)
Employee shares and share loans (Universal share/ option plan)	(0.7)	—	—	—	(0.7)
Other	—	0.4	(0.5)	—	(0.1)
Amortisation of goodwill written back	—	0.3	—	—	0.3
Superannuation (pension) fund	—	(0.5)	—	—	(0.5)
Derivatives and hedging	—	(0.2)	—	—	(0.2)
Executive option plan	(2.1)	—	—	—	(2.1)
Deferred tax effect of US GAAP adjustments	—	(1.2)	0.6	—	(0.6)
Equity accounted result of subsidiaries	2.5	—	—	(2.5)	—
	(0.3)	1.1	1.3	(2.5)	(0.4)
US GAAP net profit attributable to members of Rinker Group Limited	168.2	149.6	25.5	(175.2)	168.1

	Year ended March 31, 2004
United States generally accepted accounting principles (US GAAP) information	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consol- idation adjustments	Rinker Group Consolidated
	A$ million

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited	426.8	295.7	103.0	(398.7)	426.8

Revaluation of non-current assets	—	2.6	0.8	—	3.4
Restructure and rationalization	—	2.8	1.0	—	3.8
Employee shares and share loans (Universal share/option plan)	—	(0.8)	—	—	(0.8)
Other	—	(0.8)	—	—	(0.8)
Amortisation of goodwill written back	—	80.9	0.4	—	81.3
Superannuation (pension) fund	—	(0.1)	(0.6)	—	(0.7)
Post retirement medical benefit	—	(8.0)	—	—	(8.0)
Derivatives and hedging	—	5.7	—	—	5.7
Unrecognised insurance debtors	—	6.2	—	—	6.2
Investments accounted for using the equity method	—	—	4.4	—	4.4
Retirement of long lived assets	—	1.3	1.3	—	2.6
Deferred income tax assets (acquisition tax refunds)	—	(5.2)	—	—	(5.2)
Deferred tax effect of US GAAP adjustments	—	(15.7)	(1.1)	—	(16.8)
Equity accounted result of subsidiaries	75.1	—	—	(75.1)	—

	75.1	68.9	6.2	(75.1)	75.1

US GAAP net profit attributable to members of Rinker Group Limited before cumulative change in accounting principle	501.9	364.6	109.2	(473.8)	501.9

Cumulative change in accounting principle for SFAS 143, net of tax of A $1.9 million	—	(1.8)	(1.7)	—	(3.5)

US GAAP net profit attributable to members of Rinker Group Limited	501.9	362.8	107.5	(473.8)	498.4

Reconciliation of equity
Equity attributable to members of Rinker Group Limited	3,013.3	1,347.8	840.6	(2,188.4)	3,013.3

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
receivables (reclassify loans and receivables to associate entities)	—	—	(15.0)	—	(15.0)
receivables (insurance)	—	—	—	—	—
deferred income tax assets (reclassification from non-current)	0.7	31.9	10.2	—	42.8
deferred income tax assets (derivative instruments and hedging)	—	2.5	—	—	2.5
Non-current assets
property, plant and equipment (revaluation and impairment)	—	(46.0)	(44.3)	—	(90.3)
property, plant and equipment (other)	—	1.3	—	—	1.3
property, plant & equipment (retirement of long lived assets)	—	11.8	1.2	—	13.0
intangibles (acquisition accounting goodwill)	—	73.6	—	—	73.6
intangibles (reverse capitalisation of tradenames)	—	(4.3)	—	—	(4.3)
intangibles (reverse SFAS 142 goodwill amortisation)	—	146.9	0.9	—	147.8
intangibles (superannuation (pension) fund)	—	1.9	—	—	1.9
intangibles (acquisition tax refunds)	—	(5.2)	—	—	(5.2)
receivables (reclassify loans to associate entities)	—	—	(112.1)	—	(112.1)
deferred income tax assets (reclassification to current)	(0.7)	(31.9)	(10.2)	—	(42.8)
deferred income tax assets (minimum pension liability)	—	8.8	—	—	8.8
equity accounted result of subsidiaries	(90.2)	—	—	90.2	—
investments accounted for using the equity method (reclassify loans)	—	—	127.1	—	127.1
investments accounted for using the equity method (fair value adjustment)	—	—	(83.6)	—	(83.6)
investments accounted for using the equity method
(SAB 51 gain)	—	—	43.0	—	43.0
receivables (employee share loans)	(2.1)	—	—	—	(2.1)
other	—	(4.9)	—	—	(4.9)
Current liabilities
deferred income tax liabilities (reclassification from non-current)	0.1	(33.4)	(2.9)	—	(36.2)
restructure and rationalization	—	1.0	2.8	—	3.8
Non-current liabilities
other (superannuation (pension) fund)	—	(6.3)	—	—	(6.3)
other (minimum pension liability)	—	(27.1)	—	—	(27.1)
deferred income tax liabilities (acquisition accounting)	—	(83.6)	—	—	(83.6)
deferred income tax liabilities (reclassification to current)	(0.1)	33.4	2.9	—	36.2
deferred income tax liabilities (US GAAP adjustments)	—	0.6	(12.6)	—	(12.0)
provisions (post-retirement medical benefits)	—	(8.0)	—	—	(8.0)
provisions (retirement of long-lived assets)	—	(13.2)	(1.7)	—	(14.9)
other financial liabilities (derivative instruments and hedging)	—	(12.8)	—	—	(12.8)

	(92.3)	37.0	(94.3)	90.2	(59.4)

US GAAP equity attributable to members of Rinker Group Limited	2,921.0	1,384.8	746.3	(2,098.2)	2,953.9

	Year ended March 31, 2003
United States generally accepted accounting principles (US GAAP) information	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consol- idation adjustments	Rinker Group Consolidated
	A$ million

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited	381.6	285.5	103.1	(388.6)	381.6

Revaluation of non-current assets	—	8.3	5.2	—	13.5
Employee shares and share loans (Universal share/ option plan)	(1.7)	—	—	—	(1.7)
Other	—	(0.9)	—	—	(0.9)
Amortisation of goodwill written back	—	82.6	0.4	—	83.0
Superannuation (pension) fund	—	3.6	—	—	3.6
Derivatives and hedging	—	(1.2)	—	—	(1.2)
Unrecognised insurance debtors	—	(2.3)	(3.9)	—	(6.2)
Executive option plan	(6.8)	—	—	—	(6.8)
Deferred tax effect of US GAAP adjustments	—	(7.8)	1.4	—	(6.4)
Equity accounted result of subsidiaries	85.4	—	—	(85.4)	—

	76.9	82.3	3.1	(85.4)	76.9

US GAAP net profit attributable to members of Rinker Group Limited	458.5	367.8	106.2	(474.0)	458.5

Reconciliation of equity
Equity attributable to members of Rinker Group Limited	3,120.3	1,855.4	899.0	(2,754.4)	3,120.3

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
receivables (reclassify loans and receivables to associate entities)	—	—	(15.0)	—	(15.0)
receivables (insurance)	—	(2.3)	(3.9)	—	(6.2)
deferred income tax assets (reclassification from non-current)	0.9	51.8	3.2	—	55.9
deferred income tax assets (derivative instruments and hedging)	—	1.7	—	—	1.7
Non-current assets
property, plant and equipment (revaluation and impairment)	—	(57.0)	(48.4)	—	(105.4)
property, plant and equipment (other)	—	1.6	—	—	1.6
intangibles (acquisition accounting goodwill)	—	90.9	—	—	90.9
intangibles (reverse capitalisation of tradenames)	—	(3.9)	—	—	(3.9)
intangibles (reverse SFAS 142 goodwill amortisation)	—	83.0	0.4	—	83.4
intangibles (superannuation (pension) fund)	—	2.7	—	—	2.7
receivables (reclassify loans to associate entities)	—	—	(41.7)	—	(41.7)
deferred income tax assets (reclassification to current)	(2.9)	(47.0)	(17.2)	—	(67.1)
equity accounted result of subsidiaries	(166.1)	—	—	166.1	—
investments accounted for using the equity method (reclassify loans)	—	—	56.7	—	56.7
investments accounted for using the equity method (fair value adjustment)	—	—	(88.0)	—	(88.0)
receivables (employee share loans)	—	(3.6)	—	—	(3.6)
other	—	(5.7)	0.8	—	(4.9)
Current liabilities
deferred income tax liabilities (reclassification from non-current)	—	(38.4)	—	—	(38.4)
other financial liabilities (derivative instruments and hedging)	—	(4.5)	—	—	(4.5)
Non-current liabilities
other (superannuation (pension) fund)	—	(7.4)	—	—	(7.4)
other (minimum pension liability)	—	(31.0)	—	—	(31.0)
deferred income tax liabilities (acquisition accounting)	—	(100.1)	—	—	(100.1)
deferred income tax liabilities (reclassification to current)	2.0	38.4	14.1	—	54.5
deferred income tax liabilities (US GAAP adjustments)	—	11.5	5.9	—	17.4
other financial liabilities (derivative instruments and hedging)	—	(13.7)	—	—	(13.7)

	(166.1)	(33.0)	(133.1)	166.1	(166.1)

US GAAP equity attributable to members of Rinker Group Limited	2,954.2	1,822.4	765.9	(2,588.3)	2,954.2

	Year ended March 31, 2002
United States generally accepted accounting principles (US GAAP) information	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consol- idation adjustments	Rinker Group Consolidated
	A$ million

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited	329.3	290.1	47.7	(337.8)	329.3

Revaluation of non-current assets	—	10.6	2.8	—	13.4
Restructure and rationalization	—	—	(3.0)	—	(3.0)
Acquisition accounting	—	(3.8)	0.1	—	(3.7)
Employee shares and share loans (Universal share/ option plan)	(1.4)	—	—	—	(1.4)
Other	—	0.8	(1.0)	—	(0.2)
Amortisation of goodwill written back	—	0.5	—	—	0.5
Superannuation (pension) fund	—	(1.0)	—	—	(1.0)
Derivatives and hedging	—	(0.3)	—	—	(0.3)
Executive option plan	(4.2)	—	—	—	(4.2)
Deferred tax effect of US GAAP adjustments	—	(2.1)	1.1	—	(1.0)
Equity accounted result of subsidiaries	4.7	—	—	(4.7)	—
	(0.9)	4.7	—	(4.7)	(0.9)

US GAAP net profit attributable to members of Rinker Group Limited	328.4	294.8	47.7	(342.5)	328.4

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

RINKER GROUP LIMITED
(Registrant)

	By:	/s/ D. Clarke
David Clarke
Dated: June 18, 2004		Managing Director