Form 20-F
period 2005-03-31
RINKER GROUP LTD
filed 2005-05-24
CIK 1228028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2005

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the date of the Annual report:

Ordinary shares, fully paid   941,232,368

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

(2)  Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

Intentionally left Blank

TABLE OF CONTENTS

Rinker Group Limited demerger from CSR Limited		5

Certain definitions		5

Where you can find more information about Rinker Group Limited		7

Forward-Looking Statements		8

Item 1	Identity of Directors, Senior Management and Advisors	9

Item 2	Offer Statistics and Expected Timetable	9

Item 3	Key Information	9
Currency of Presentation and Exchange Rates		9
A.	Selected Financial Data - US Dollars	10
B.	Capitalization and Indebtedness	12
C.	Reasons for the Offer and Use of Proceeds	12
D.	Risk Factors	12
E.	Supplementary Key Information - Australian Dollars	17
F.	Supplementary Selected Financial Data - Australian Dollars	18

Item 4	Information on the Rinker group	21
A.	History and Development of the Rinker group	21
B.	Business Overview	24
C.	Organizational Structure	40
D.	Description of Property, Plant And Equipment	41

Item 5	Operating and Financial Review and Prospects	44
Significant Events in fiscal year 2005		44
Events subsequent to March 31, 2005		44
Basis of preparation and presentation		45
Critical accounting policies		46
A.	Management discussion and analysis of the financial results	50
B.	Liquidity and Capital Resources	70
C.	Research and Development, Patents and Licenses	75
D.	Trend Information	75
E.	Off-balance sheet financial arrangements	75
F.	Contractual obligations and commercial commitments	75
G.	Major restructuring and rationalization charges	76
H.	Details of defined benefit pension plans	76
I.	Supplementary Operating and Financial Review and Prospects - Australian Dollars	79

Item 6	Directors, Senior Management, and Employees	86
A.	Details of directors and senior management	86
B.	Remuneration Details of Executive Directors and Senior Management	90
C.	Board Practices and Corporate Governance	112
D.	Employees	130
E.	Share Ownership	131

Item 7	Major Shareholders and Related Party Transactions	132
A.	Major Shareholders	132
B.	Related Party Transactions	132
C.	Interests of Experts and Counsel	136

Item 8	Financial Information	136
A.	Consolidated Statements and Other Financial Information	136
B.	Significant Changes	138

Item 9	The Offer and Listing	139
A.	Listing Details	139
B.	Plan of Distribution	140
C.	Markets	140
D.	Selling Shareholders	140
E.	Dilution	140
F.	Expenses of the Issue	140

Item 10	Additional Information	140
A.	Share Capital	140
B.	Overview of the Rinker constitution	140
C.	Material Contracts	143
D.	Exchange Controls	145
E.	Taxation	146
F.	Dividends and Paying Agents	150
G.	Statement by Experts	150
H.	Documents on Display	150
I.	Subsidiary Information	150
J.	Enforcement of Civil Liabilities	151

Item 11	Quantitative and Qualitative Disclosures about Market Risks	151

Item 12	Description of Securities Other Than Equity Securities	152

Item 13	Defaults, Dividend Arrearages and Delinquencies	152

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	152

Item 15	Controls and Procedures	152

Item 16	Other matters	153
A.	Audit Committee Financial Expert	153
B.	Code of Ethics	154
C.	Principal Accountant Fees and Services	154
D.	Exemptions from the Listing Standards for Audit Committee	155
E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	156

Item 17	Financial Statements	157

Item 18	Financial Statements	157

EXHIBITS		158

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

Certain definitions

The fiscal year for Rinker ends on March 31.  As used throughout this annual report, unless otherwise stated or the context otherwise requires, the fiscal year ended March 31, 2005 is referred to as fiscal year 2005 and other fiscal years are referred to in a corresponding manner.  All other references to years are specified and relate to calendar years.

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

“A-IFRS” means Australian equivalents to International Financial Reporting Standards.

“ADR” means American Depositary Receipt, evidencing American Depositary Shares.

“American Depositary Shares” or “ADSs” each represent five ordinary shares.

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

“Consolidated” means, in relation to the financial statements for the year ended March 31, 2005 and 2004, the consolidated financial statements for Rinker Group Limited and controlled entities.  In relation to the financial statements for the years ended March 31, 2003, 2002 and 2001, “Consolidated” means the combined financial statements prepared on a carve-out basis consistent with the significant accounting policies set out in the financial statements included elsewhere in this report.

“CSR” means CSR Limited, ABN 90 000 001 276, an Australian company.

“CSR group” means CSR and the entities that CSR must consolidate under Australian GAAP.

“EBIT” means profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

“finance” means borrowing costs net of interest income.

“financial statements” means: (i) the audited consolidated statement of financial position of the Rinker group as at March 31, 2005, and 2004;  and (ii) the audited consolidated statements of financial performance, changes in shareholders’ equity and cash flows of the Rinker group for each of the one-year periods ended March 31 for the years 2005, 2004, and 2003, together with accompanying notes included herein at pages F-1 to F-91.  The financial statements have been prepared on the basis that the financial performance and cash flows included in the financial statements assume that the Rinker group existed as a separate economic entity, and that the Rinker group comprised the businesses of Rinker Materials and Readymix and their respective subsidiaries, during all of the periods presented.

“fiscal year” means financial year ended March 31.

“GST” means Australian goods and services tax.

“hedge settlement rate” means the 9:55 a.m. hedge settlement rate compiled by the Australian Financial Markets Association at the end of each month in the period, as displayed on the Reuters financial news service.

“heritage business” means the business excluding all acquisitions that have not been included in Rinker group companies’ prior year operations for the full prior fiscal year.

“Kiewit” means Rinker Materials Western, Inc. (formerly known as Kiewit Materials Company), a company incorporated in Delaware, and its subsidiaries, which was acquired by Rinker Materials in September 2002.

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

Where you can find more information about Rinker Group Limited

Rinker is subject to the reporting obligations contained in the Securities Exchange Act of 1934.  You may read and copy any document that Rinker files at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549.  Rinker’s filings with the SEC are available over the Internet at the SEC’s website at www.sec.gov.  Copies of these filings can also be obtained from

Rinker upon request.  Requests should be directed to Rinker Group Limited, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales 2067, Australia; Attention: Investor Relations.  Telephone requests may be directed to the attention of Investor Relations at +61 2 9412 6608.

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

The foregoing list of factors is not exhaustive.  When relying on forward-looking statements to make decisions with respect to investing in Rinker shares, a potential investor should carefully consider the foregoing factors and other uncertainties and potential events. Rinker does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Rinker or on Rinker’s behalf.  For a discussion of certain of these factors, see “Item 3.D. - Risk Factors,” and see also “Item 3. - Key Information,” “Item 4. - Information on the Rinker group,” “Item 5. - Operating and Financial Review and Prospects,” “Item 8. - Financial Information” and “Item 11. - Quantitative and Qualitative Disclosures about Market Risks.”

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

For the year ended March 31, 2005, around 80% of the Rinker group’s trading revenue was generated by Rinker Materials in the United States.  For the years ended March 31, 2005, 2004 and 2003, there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses. The business activity in Australia is generating cash flow that is generally adequate to service the current level of Australian dollar dividends.  As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the United States and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency.  Set out below is selected financial data for the Rinker group in US dollars.  Supplementary selected financial data for the Rinker group in Australian dollars is set out starting at page 18.

For the purposes of this annual report, A$ transactions are translated into US$ at the average of the hedge settlement rate at the end of each month in the period presented and A$ balances are translated into US$ at the hedge settlement rate at fiscal year end, consistent with the requirements of Australian GAAP and US GAAP.

The following are the average of the monthly rates expressed in US dollars per A$1.00 that have been used to translate Readymix A$ transaction amounts in this annual report:

Year ended March 31, 2005	0.7397
Year ended March 31, 2004	0.6977
Year ended March 31, 2003	0.5654

Unless otherwise stated the following year-end rates, expressed in US dollars per A$1.00 have been used to translate Readymix A$ balances at March 31 into US dollars in this annual report:

March 31, 2005	0.7713
March 31, 2004	0.7552
March 31, 2003	0.6006

The Australian dollar is convertible into United States dollars at freely floating rates and there are currently no restrictions on the flow of Australian currency between Australia and the United States.

A.            Selected Financial Data - US Dollars

The following table presents selected financial data of the Rinker group in United States dollars.  This table should be read in conjunction with “Item 5. - Operating and Financial Review and Prospects,” and the audited financial statements that are included elsewhere in this annual report.

As discussed in “Significant accounting policies” in the financial statements included elsewhere in this annual report, the financial statements and other information for the fiscal years ended March 31, 2003, 2002, and 2001 have been prepared on a carve-out basis and include the financial position, financial performance and cash flows of Rinker Materials US businesses and the Readymix businesses that were transferred to the Rinker group from CSR prior to the demerger.  These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the business as if the Rinker group had been a separate economic entity inclusive of all of these businesses for all periods presented.  The historical financial information presented for fiscal years prior to 2004 is not indicative of the Rinker group’s future financial performance.

The statement of financial position data as of March 31, 2005 and 2004 and statement of financial performance data for the years ended March 31, 2005, 2004 and 2003, set forth below are derived from, and are qualified in their entirety by reference to, the Rinker group’s audited financial statements that are included elsewhere in this annual report.  The statement of financial position data as of March 31, 2003 and statement of financial performance data for the year ended March 31, 2002  set forth below are derived from the Rinker group’s audited financial statements that are not included elsewhere in this annual report.  The statement of financial position data as of March 31, 2002 and 2001 and statement of financial performance data for the year ended March 31, 2001 set forth below are derived from the Rinker group’s unaudited accounting records for those periods and have been prepared on a basis consistent with the audited financial statements.  With respect to the US GAAP selected financial data, information for the Rinker group is provided for fiscal years 2005, 2004, 2003 and 2002.

The Rinker group’s financial statements are prepared in accordance with Australian GAAP, which differs in certain material respects from US GAAP.  See Note 40 to the financial statements that are included elsewhere in this annual report for a description of the principal differences between Australian GAAP and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders’ equity for the years and as at the dates therein indicated.

The principal difference between Australian GAAP and US GAAP for fiscal year 2005 relates to the amortization of goodwill (US$56.3 million).

		As of and for the year ended March 31
		US$ in million except per share data and employees
	Note	2005	2004	2003	2002	2001
		US$	US$	US$	US$	US$
Amounts in accordance with Australian GAAP
Statement of Financial Position Data
Total assets		4,460	4,130	3,841	2,886	2,850
Total liabilities		1,841	1,849	1,957	1,536	1,502
Contributed equity		1,476	1,497	1,497	1,216	1,235
Net assets		2,620	2,281	1,884	1,350	1,348
Statement of Financial Performance Data
Trading revenue		4,312	3,706	2,956	2,577	2,495
Operating profit		707	504	373	322	279
Profit from ordinary activities before finance and income tax (“EBIT”)	(5)	707	493	394	330	306
Borrowing costs net of interest income (“finance”)		(32)	(47)	(59)	(63)	(72)
Income tax expense		(237)	(149)	(117)	(98)	(83)
Net profit attributable to outside equity interests		(5)	(1)	(2)	(1)	—
Net profit attributable to members of Rinker	(4)	433	296	216	169	151
Per Share Information
Weighted average number of ordinary shares	(1)	942.1	944.9	944.7	944.7	944.7
Basic and diluted earnings per share	(2)	0.46	0.31	0.23	0.18	0.16
Dividends provided for or paid per share	(3)	0.11	0.09	0.01	—	0.11
Other
Capital Expenditure – Operating	(6)	193	166	79	96	91
Capital Expenditure – Development	(7)	121	94	582	149	824
Depreciation, depletion and amortization		251	234	211	181	166
Employees at fiscal year end		13,279	13,772	13,030	11,354	11,417
Amounts in accordance with US GAAP
Total assets		4,581	4,206	3,815	2,845
Net assets		2,617	2,235	1,785	1,272
Trading revenue		4,312	3,706	2,956	2,577
Operating profit		789	564	421	322
Net profit attributable to members of Rinker	(4)	490	346	259	168
Basic and diluted earnings per share	(2)	0.52	0.37	0.27	0.18

(1)          As a result of the demerger from CSR, 944.7 million Rinker ordinary shares were listed on the ASX on March 31, 2003 (on a deferred settlement basis), prior to being issued on April 11, 2003.   Prior to that time Rinker was a 100% owned subsidiary of CSR. The weighted average number of ordinary shares assumes that same number of shares existed throughout fiscal years 2003, 2002, and 2001.  During the years ended March 31, 2005 and 2004 Rinker issued 237,900 and 324,700 shares respectively, as part of the Employee Universal Share Plan “USP”.  During the year ended March 31, 2005,

Rinker purchased 4,000,028 shares as part of an on-market buy-back.  See “Item 16E – Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

(2)          For fiscal years 2003, 2002, and 2001, based on the 944.7 million Rinker ordinary shares issued and outstanding subsequent to the demerger.  Diluted earnings per share are equivalent to basic earnings per share.

(3)          Dividends shown for 2005 and 2004 represent the amounts provided for.  The dividends in 2003 and 2001 represent amounts paid to CSR when Rinker was a wholly owned subsidiary.  Dividend per share information for fiscal years 2003, 2002, and 2001 has therefore been based on the 944.7 million shares issued and outstanding subsequent to the demerger.  These amounts are not necessarily representative of the amount that would have been paid if Rinker had been a separate publicly listed company.

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

The activity of businesses in the Rinker group is dependent on the level of activity in the construction industry in the various regional markets in the United States and in Australia where Rinker group companies operate.  The construction industry in a given geographic market has historically tended to be cyclical.  Within each geographic region construction industry spending can vary significantly from peak to trough through the business cycle.  The construction industry is also very sensitive to fluctuations in general economic activity in the particular economy.  Rinker estimates that a 1% revenue change related to volumes across the Rinker group as a whole, without regard to the different cycles within each industry, region, or market, would have an annual impact on revenue of approximately US$43 million and on EBIT of approximately US$6 million. Rinker is not able to predict the timing, extent or duration of the business cycles or economic downturns in the construction industry in the geographic regions in which Rinker group companies operate.  Because many of the Rinker group’s costs are fixed, if an extended downturn in one or more segments of the construction industry occurs, particularly in Florida or Arizona in the US and Australia, companies in the Rinker group may not readily be able to reduce their costs in proportion to the extent of the downturn.  Any significant or extended downturn in the construction industry in those geographic regions will negatively affect the Rinker group’s financial performance and condition where revenues fail to grow or fall and costs do not move to compensate.  An overview of the United States and Australian markets is included in “Item 4 – Information on the Rinker group”.

The Rinker group’s operations are dependent to a significant extent on demand in selected key US states and the Rinker group’s revenues and hence profits in future periods may fluctuate with the underlying industry economic cycle of those states.

A significant proportion of the Rinker group’s revenue was generated from Florida (40%) and Arizona (12%) in the year ended March 31, 2005. As a result, fluctuations in the underlying economic cycle may result in variations in EBIT in similar proportion to the overall margin impact on Rinker as previously described for the construction industry cycle.  The Rinker group is especially dependent on market demand for its heavy building materials products in those markets.  A downturn in demand in the residential or other heavy building materials markets in these states could have a significant adverse impact on the Rinker group’s financial performance and condition where revenues fail to grow or fall and costs do not move to compensate.

Government funded construction activity in the US may be lower in future periods and the Rinker group’s revenues and profits in future periods may fluctuate depending on the level of Government funding of civil construction.

The Rinker group’s largest exposure to the US civil construction sector is in roads, highways and bridges.  Approximately 20% of the Rinker group’s revenue for the year ended March 31, 2005 was estimated to be related to the US civil construction sector.  Funding for these infrastructure projects in the US has largely arisen from the Federal Highway Program, Transport Equity Act for the 21st Century (“TEA-21”), covering the period from September 1997 to September 2003 and extended into 2005.  The Rinker group has its operations in a number of states in which funding has historically exceeded the US national average.  The US Federal Government has not yet approved SAFETEA, the successor to TEA-21, which is the principal source of federal funds in the United States to improve the highway network.  Until SAFETEA is approved, the level of future US federal or state infrastructure funding levels is not known.  Any significant decrease in such funding levels may negatively affect the Rinker group’s financial performance and condition where revenues fall and costs do not move to compensate.

The Rinker group has grown significantly through acquisitions and may be unable to continue its growth by this means if suitable opportunities cannot be identified. The Rinker group’s performance is also affected by its ability to integrate any acquisitions into its existing operations.

The Rinker group has grown significantly in recent years through a series of bolt-on acquisitions, the most recent major acquisition being Kiewit in September 2002.  A key element of the Rinker group’s growth strategy is to continue its acquisition strategy.  The Rinker group’s ability to realize benefits from future acquisitions depends, in large part, on its ability to integrate the acquired businesses with its existing operations in a timely and effective manner.  The Rinker group’s efforts to integrate any future acquisitions may not be successful.  The Rinker group’s acquisition strategy also depends on its ability to identify and acquire suitable assets at desirable prices.  The Rinker group may not be successful in identifying or acquiring suitable assets at acceptable prices in the future.  To the extent the Rinker group fails to be successful in acquiring suitable assets at acceptable prices in the future, it is unlikely to be able to continue to grow its earnings at the same rate as it has done in the recent past.

Rinker may need to pay for all or part of the purchase price for any future acquisitions with its ordinary shares. These acquisitions and investments, if they were to occur, could have a diluting effect for Rinker’s shareholders and, whether they are paid for in cash or Rinker shares may cause Rinker’s share price to decrease.

The Rinker group may be affected by problems in recently acquired businesses. Unforeseen problems may impact future profits.

The Rinker group has completed a number of significant acquisitions during recent years as detailed in “Item 4 – Information on the Rinker group.”  The Rinker group may not have anticipated all problems of acquired businesses, and losses associated with these recently acquired businesses may come to light prior to the expiration of any warranty and indemnity protections, or the Rinker group may be unable to enforce such provisions against the parties making the indemnities.  If problems arise they may impact the Rinker group’s future profit if the Rinker group is required to extinguish unforeseen liabilities or there is significant impairment of assets requiring write down at some future date.

The Rinker group may be subject to competition from existing and new market entrants and products, which could impact future revenues and profits.

Each market in which Rinker group companies operate is highly competitive.  The competitive environment can be significantly affected by a number of regional factors, such as the number of competitors, production capacity, economic conditions and product demand in the relevant regional market.  The pricing policies of competitors and the entry of new competitors into the regional markets in which Rinker group companies operate can have an adverse effect on demand for their products and on their financial performance or condition where revenues fail to grow or fall and profit margins are reduced.

Rinker group companies face competition from alternative products.  For example, the concrete pipe products operations of Rinker Materials and Readymix face competition from plastic, metal and fiber reinforced cement pipe products in the smaller diameter size segment of the market.  Product substitution of alternative materials for Rinker group products may have an adverse effect on the Rinker group’s financial performance or condition where revenues fail to grow or fall and profit margins are reduced.  In many markets in which the Rinker group operates there are no significant entry barriers that would prevent new competitors from entering the market or existing competitors from expanding in the market.

Rinker group entities are subject to extensive health, environmental, land use, and other governmental laws and regulations, which could have an impact on the Rinker group’s future financial performance.

Rinker group entities are subject to extensive health, environmental, land use, and other governmental laws and regulations and increasing regulatory compliance requirements.  Depending on the extent of future regulations that may be enacted, Rinker may be required to invest in preventive or remedial action, which could be significant, in which case it could have an adverse impact on the Rinker group’s financial performance and condition.

Tighter land use or zoning restrictions making new quarry permits more difficult to obtain could also restrict the ability of companies in the Rinker group to conduct their businesses economically or restrict some activities altogether.

Environmental liabilities, if incurred, could have an adverse impact on the Rinker group’s financial performance and condition.  Stricter environmental laws and regulations, or stricter interpretation and enforcement of existing laws or regulations, may impose new liabilities on Rinker group companies or result in the need for additional investments in pollution control equipment, either of which could result in a decline in the Rinker group’s profitability.  Further details regarding environmental regulation and certain liability issues affecting companies within the Rinker group are contained in section ”Item 4 – Information on the Rinker group.”

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

Crystalline silica dust and its control have been identified as an occupational health issue in Rinker group entities’ operations in Australia and in the US.  Rinker group entities use raw materials containing silica in cement manufacturing, concrete plants, concrete products plants and asphalt plants.  Many quarry products also contain silica.  Rinker group entities may face future costs of engineering and compliance to meet new standards relating to crystalline silica since regulatory agencies in Australia and the US are re-examining existing standards and considering stricter exposure limits.  Rinker group entities cannot reliably quantify future claims related to crystalline silica.  Any future claims could have an impact on the Rinker group’s profitability.

Labor disputes between Rinker group companies and unions could disrupt operations that could have an impact on the Rinker group’s future financial performance.

Approximately one-third of Rinker Materials’ employees and half of Readymix employees are members of trade unions. These employees are generally covered by collective bargaining agreements, which periodically come up for renegotiation and renewal. In the next twelve months, 12 contracts, covering approximately 1,250 employees, are scheduled to expire in the United States.  In Readymix, Australia, 28 contracts are due to be renegotiated in the next twelve months covering approximately 600 employees.

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

Rinker group entities are subject to antitrust or trade practices laws.  Antitrust or competition considerations may restrict business activities within the Rinker group and the ability to grow through acquisitions or participate in industry rationalization in particular geographic markets.  This could have an adverse impact on the Rinker group’s financial performance where revenues fail to grow or fall and or profit margins are reduced.

Operation and supply failures or shortages could have an impact on the Rinker group’s future revenues and profits.

The manufacturing facilities and supply of finished products to customers of Rinker group entities could be disrupted for reasons beyond their control.  These disruptions include extremes of weather, fire, natural catastrophes, supplies of materials, transport logistics, services, energy or fuel, system failures, workforce actions or environmental issues.  Any significant disruptions or shortages could adversely affect Rinker group entities’ ability to make, sell and deliver products, which could cause revenues to decline or costs to increase and result in lower profits

Rinker group entities may be required to provide further funds to cover the defined benefit liabilities of those superannuation (pension) funds in which it participates. This may have a negative impact on future profitability.

Superannuation (pension) funds in which Rinker group entities participate provide both defined benefits and accumulation benefits.  The deficits of US pension plans under US GAAP as of December 31, 2004 total US$22.6 million.  Any deficits are intended to be funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied.  There is a risk that, in the future, changes in the value of the funds’ assets, changes in actuarial determinations of the funds’ liabilities or changes to government legislation could require Rinker group entities to increase their current level of contributions to these funds and adversely impact financial performance. Details of Rinker group entities’ defined benefit plans are included in “Item 5.H – Details of defined benefits pension plans”.

The adoption of new accounting standards for the year ending March 31, 2006 may have a material impact on our financial statements and may make a comparison between financial periods more difficult.

On July 3, 2002 the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards (“IFRS”), formerly known as International Accounting Standards, for financial years beginning on or after January 1, 2005 (fiscal year 2006 for Rinker).   Rinker currently reports under Australian Accounting Standards but is required to adopt Australian equivalents to International Financial Reporting Standards (“A-IFRS”), which may have a material impact on its financial statements and comparability to the financial statements previously published in accordance with Australian Accounting Standards.  For further information on the impact of A-IFRS, see “Item 5 - Basis of preparation and presentation.”

The Rinker group could be affected by interest rate fluctuations.  If interest rates rise, borrowing costs may be higher and higher interest rates may adversely affect construction activity levels.

The Rinker group’s external borrowings at March 31, 2005 were US$868 million of which, prior to the effect of interest rate swaps, approximately US$610 million or 70% was paying interest at fixed rate.  Taking into account around US$250 million of variable to fixed rate interest rate swaps in place at March 31, 2005, the Rinker group’s net fixed interest rate borrowings were approximately US$860 million or 99 % of gross debt.  Accordingly, movements in interest rates may impact the Rinker group’s debt servicing obligations and borrowing costs, impacting its financial performance.  Rinker estimates that based on the amount of its outstanding indebtedness at March 31, 2005, a 1% increase in variable interest rates would have had approximately a US$0.2 million adverse impact on the Rinker group’s net profit for the year ended March 31, 2005.

An increase in interest rates may also reduce construction activity levels within both the residential and commercial segments of the market.  This could have an adverse impact on the Rinker group’s financial performance where revenues fail to grow or fall and costs do not move to compensate.  Details on interest rate risks are included in “Item 11 - Quantitative and Qualitative Disclosure about Market Risks.”

General risks associated with investing in shares may impact the value of Rinker shares and ADRs.

Rinker shares commenced trading on the ASX for the first time on March 31, 2003 and therefore do not have a trading history before that date. The price of Rinker ordinary shares and ADRs is subject to many influences that may affect the broad trend in the stock market or the share prices of individual companies.  The price at which Rinker ordinary shares trade on ASX and at which Rinker ADRs trade on NYSE may be affected by a number of factors unrelated to the Rinker group’s financial and operating performance and over which Rinker has no control. Factors such as currency exchange rates, product prices, the level of industrial production, changes in government fiscal, monetary and regulatory policy, investor attitudes, stock market fluctuations in Australia and other stock markets around the world, changes in interest rates and inflation, and variations in general market or economic conditions could all have an adverse effect on the price of Rinker ordinary shares and ADRs.

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

For the year ended March 31, 2005, around 80% of the Rinker group’s trading revenue was generated by Rinker Materials in the US.  For the years ended March 31, 2005, 2004 and 2003, there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses. The business activity in Australia is generating cash flow that is generally adequate to service the current level of Australian dollar dividends.  As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency.

Set out below is supplementary selected financial data for the Rinker group in Australian dollars.  Selected financial information in US dollars is set out starting at page 10.

The following table sets forth, for each of the Rinker group’s fiscal years indicated and for the most recent months, the high, low, average and period-end Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00.

Year ended March 31	At Period End	Average Rate(1)	High	Low

2001	0.4881	0.5471	0.6005	0.4881
2002	0.5333	0.5124	0.5362	0.4828
2003	0.6045	0.5649	0.6161	0.5270
2004	0.7620	0.7004	0.7717	0.6262
2005	0.7729	0.7423	0.7974	0.6840
Month of
December, 2004	0.7805	0.7675	0.7805	0.7495
January, 2005	0.7759	0.7668	0.7790	0.7578
February, 2005	0.7940	0.7812	0.7940	0.7669
March, 2005	0.7729	0.7848	0.7974	0.7685
April, 2005	0.7834	0.7738	0.7834	0.7658
May, 2005 (to May 12)	0.7679	0.7755	0.7810	0.7679

(1)          The average of the Noon Buying Rates on the last day of each month during the year or the average for each day of the month as applicable.

On May 12, 2005, the Noon Buying Rate was A$1.00 = US$0.7679.

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

The statement of financial position data as of March 31, 2005 and 2004 and statement of financial performance data for the years ended March 31, 2005, 2004 and 2003 set forth below are derived from, and are qualified in their entirety by reference to, the Rinker group’s audited financial statements that are included elsewhere in this annual report.  The statement of financial position data as of March 31, 2003 and statement of financial performance data for the year ended March 2002 set forth below are derived from the Rinker group’s audited financial statements that are not included elsewhere in this annual report.  The statement of financial position data as of March 31, 2001 set forth below are derived from Rinker group’s unaudited financial statements that are not included elsewhere in this annual report.  With respect to the US GAAP selected financial data, information for the Rinker group is provided for fiscal years 2005, 2004, 2003 and 2002.

		As of and for the year ended March 31
		A$ in million except per share data and employees
	Note	2005	2004	2003	2002	2001
		A$	A$	A$	A$	A$
Amounts in accordance with Australian GAAP
Statement of Financial Position Data
Total assets		5,783	5,469	6,395	5,462	5,804
Total liabilities		2,386	2,449	3,258	2,907	3,058
Contributed equity		2,256	2,286	2,285	1,828	1,865
Net assets		3,397	3,020	3,137	2,555	2,746
Statement of Financial Performance Data
Trading revenue		5,843	5,340	5,232	5,041	4,512
Operating profit		958	729	661	629	530
Profit from ordinary activities before finance and income tax (“EBIT”)	(5)	957	713	698	646	497
Borrowing costs net of interest income (“finance”)		(44)	(69)	(104)	(124)	(132)
Income tax expense		(321)	(216)	(208)	(192)	(143)
Net (profit) loss attributable to outside equity interests		(7)	(1)	(4)	(1)	4
Net profit attributable to members of Rinker	(4)	585	427	382	329	225
Per Share Information
Weighted average number of ordinary shares	(1)	942.1	944.9	944.7	944.7	944.7
Basic and diluted earnings per share	(2)	0.62	0.45	0.40	0.35	0.24
Dividends provided for or paid per share	(3)	0.15	0.13	0.02	—	0.21
Other
Capital Expenditure – Operating	(6)	261	257	140	187	164
Capital Expenditure – Development	(7)	164	132	1,065	294	1,418
Depreciation, depletion and amortization		339	337	372	354	304
Employees at fiscal year end		13,279	13,772	13,030	11,354	11,417
Amounts in accordance with US GAAP
Total assets		5,941	5,570	6,352	5,383
Net assets		3,393	2,960	2,971	2,407
Trading revenue		5,843	5,340	5,232	5,041
Operating profit		1,067	815	745	630
Net profit attributable to members of Rinker	(4)	655	498	459	328
Basic and diluted earnings per share	(2)	0.70	0.53	0.49	0.35

(1)          As a result of the demerger from CSR, 944.7 million Rinker ordinary shares were listed on the ASX on March 31, 2003 (on a deferred settlement basis), prior to being issued on April 11, 2003.   Prior to that time Rinker was a 100% owned subsidiary of CSR. The weighted average number of ordinary shares assumes that same number of shares existed throughout the fiscal years 2003, 2002 and 2001.  During the years ended March 31, 2005 and 2004, Rinker issued 237,900 and 324,700 shares respectively as part of the Employee Universal Share Plan (USP). During the year ended March 31, 2005, Rinker purchased 4,000,028 shares as part of an on-market buy-back.  See “Item 16.E. – Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

(2)          For fiscal years 2003, 2002 and 2001, based on the 944.7 million Rinker ordinary shares issued and outstanding subsequent to the demerger.  Diluted earnings per share are equivalent to basic earnings per share.

(3)          Dividends shown for 2005 and 2004 represent the amounts provided for.  The dividends in 2003 and 2001 represent amounts paid to CSR when Rinker was a wholly owned subsidiary.  Dividend per share information for fiscal years 2003, 2002 and 2001 has therefore been based on the 944.7 million shares issued and outstanding subsequent to the demerger.   These amounts are not necessarily representative of the amount that would have been paid if Rinker had been a separate publicly listed company.

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

The effect of the demerger resulted in Rinker owning the ordinary shares of Rinker Materials and Readymix and becoming a separate company listed on the ASX. Rinker group companies are leading manufacturers and suppliers of heavy building materials in the United States and Australia. As at March 31, 2005 the Rinker group had total assets of US$4,460 million and generated trading revenue of US$4,312 million in the year ended March 31, 2005.

Rinker has its registered office at Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia, telephone (61-2) 9412 6600.

General

Rinker group companies are leading manufacturers and suppliers by revenue of heavy building materials in the US and Australia, based on published financial data of the Rinker group’s competitors.  In the US, Rinker’s subsidiary Rinker Materials is one of the largest producers of heavy building materials, also based on published financial data of Rinker Materials’ competitors, with its principal operations in Florida and Arizona, and additional operations in 29 other states.  Products include aggregate, cement, concrete, concrete block, asphalt and concrete pipe.  Rinker Materials also has a gypsum wallboard distribution business in Florida.  Since 1998, the Rinker group has grown through a number of acquisitions, in particular through the following acquisitions by Rinker Materials:

•	American Limestone Company	US$211 million	June 2000

•	Florida Crushed Stone Company	US$348 million	July 2000

•	Kiewit Materials Company	US$540 million	September 2002

During the year ended March 31, 2005 Rinker Materials divested its non-core Prestress and Polypipe polyethylene pipe businesses for total cash proceeds of US$100 million.

In Australia, Rinker’s subsidiary Readymix is one of the leading producers of aggregate, concrete, concrete pipe and other concrete products, based on Readymix’s knowledge of the industry.  Readymix also holds substantial joint venture interests in cement and asphalt operations.  In China, Readymix operates four concrete plants in the northern cities of Tianjin and Qingdao.

At March 31, 2005 commitments for capital expenditure totaled US$55.8 million.

Rinker is not directly or indirectly controlled by another corporation or by any foreign government and does not know of any arrangement the operation of which may at a subsequent date result in a change of control of Rinker.

The chart above provides an overview of Rinker group companies’ operations.

Business Strategy

The Rinker group aims to be in the top quartile of its construction materials industry peers with respect to growth in revenue, profits and shareholder value, and to deliver top quartile shareholder returns.  Rinker group companies’ strategies to achieve these goals include:

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

Overall cost leadership

Companies in the Rinker group aim to hold cost leadership positions in the majority of their markets.  Rinker group companies aim to instill a culture of continuous improvement through the benchmarking of performance against competitors as well as the implementation of operational improvement projects.  Businesses within the Rinker group have a track record of generating significant cost savings with total estimated savings from these initiatives for the year ended March 31, 2005 of US$49 million.

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

•                  Consider acquisitions, such as concrete, cement and asphalt, to create vertically integrated operations, in markets where Rinker group companies have quarry operations; and

•                  Consider small, value adding expansion opportunities in Australia, and in concrete pipe and gypsum distribution in the US.

Rinker Materials is expected to use its regional presence in the south east and western US to pursue bolt-on acquisitions with the current objective of investing an average of US$300 million a year on acquisitions.

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

Rinker Materials business segments:

•      Aggregates:  Rinker Materials extracts aggregate, which is crushed and sized for delivery to customers, primarily for use in the production of concrete, roadbase and asphalt.  Rinker Materials’ principal operations are in Florida and Arizona.  Overall, Rinker Materials is the fifth largest supplier of aggregate in the US, based on US Geological Survey production output data, with 90 quarries, sand and aggregate plant operations. Rinker Materials is a market leader, as measured by production, in Florida and Arizona.  Rinker Materials supplied about 97 million tons of aggregate for the year ended March 31, 2005. For the year ended March 31, 2005, Rinker Materials’ estimated end markets for aggregate by trading revenue were about equally divided among residential, commercial and civil construction.

•      Cement:  Cement is produced through a highly capital intensive process with limestone as the major raw material.  Rinker Materials is the leading cement supplier in Florida in terms of volume sold, based on the Portland Cement Association’s production output statistics collected for the industry, operating two plants, which produced about 2.0 million tons for the year ended March 31, 2005.  Rinker Materials also has two strategically located cement import terminals in Florida, which imported 1.9 million tons for the year ended March 31, 2005.  For the year ended March 31, 2005, Rinker Materials’ estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

•      Concrete, concrete block and asphalt:  Rinker Materials produces concrete by combining cement, aggregate, water and additives in batch plants for delivery to customers’ sites in mixer trucks.  Rinker Materials produced about 16 million cubic yards of concrete for the year ended March 31, 2005. Rinker Materials is a market leader in Florida, Arizona and Nevada, based on Rinker Materials’ knowledge of the industry, and operated a total of 157 concrete plants at March 31, 2005.  For the year ended March 31, 2005, Rinker Materials’ estimated end markets for concrete by revenue were about 65% residential, 25% commercial and 10% civil construction.

Rinker Materials produced around 180 million units of concrete block for the year ended March 31, 2005.  Concrete block is used for residential and commercial building. Rinker Materials’ concrete block operations are principally located in Florida and Nevada, where it was the market leader in terms of production for the year ended March 31, 2005, based on Rinker Materials’ knowledge of the industry.

Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

•      Concrete pipe and products:  Concrete pipe is produced by inserting concrete into a mold, which is subsequently removed.  Rinker Materials, through its subsidiary, Hydro Conduit, is one of the leading suppliers of reinforced concrete pipe and pre-cast concrete products in the United States, based on Rinker Materials’ knowledge of the industry, with production of around 3.6 million tons for the year ended March 31, 2005 from 47 plants located in 22 states.  Hydro Conduit’s principal product is concrete pipe, which is used for storm water transmission, sewerage and irrigation.  For the year ended March 31, 2005, Hydro Conduit’s estimated end markets by trading revenue were about 40% residential, 20% commercial and 40% civil construction.

•                  Other:  This segment includes gypsum supply.  Its pre-stressed concrete products and polyethylene pipe operations were previously included in this segment and were divested during the year ended March 31, 2005.

Readymix:

In Australia, Readymix operates a vertically integrated heavy building materials business with leading market positions, based on Readymix’s knowledge of the industry.  As at March 31, 2005, Readymix had 377 operating plants including 87 quarries and sand mines, 242 concrete plants and 19 concrete pipe and product plants.  Concrete pipes and products are produced by Readymix’s Humes business.

Readymix also holds a 25% interest in Australia’s largest cement manufacturer, Cement Australia Holdings Pty Ltd, which has the capacity to produce around three million tonnes of cement a year from three plants in Gladstone, Queensland; Railton, Tasmania; and Kandos, New South Wales.  Cement Australia Holdings Pty Limited was formed on June 1, 2003 with the merger of Australian Cement Holdings (50% Readymix, 50% Hanson Australia Pty Ltd) and Queensland Cement Limited (“QCL”) (a 100% owned Holcim Ltd subsidiary).

Rinker group trading revenue:

The table below sets out the Rinker group’s trading revenues by segment for the fiscal years 2005, 2004, and 2003:

		2005	2004	2003
		Amounts in US $millions
Rinker Materials, United States	Aggregates	907	803	626
	Cement	421	377	327
	Concrete, block and asphalt	1,637	1,365	1,010
	Concrete pipe and products	472	421	437
	Other	461	411	397
	Eliminations (1)	(577)	(509)	(414)
	Total Rinker Materials	3,321	2,868	2,383
Readymix, Australia and China		991	839	573
Total Rinker group		4,312	3,706	2,956

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

2.              Major Acquisitions

On September 26, 2002, Rinker Materials acquired Kiewit for US$540 million (net of cash).  Kiewit was renamed Rinker Materials Western, Inc. (“Rinker Materials West”) in fiscal year 2003.  Rinker Materials West has significant operations in aggregates, concrete and asphalt in Arizona, representing over 75% of Rinker Materials West revenue for the fiscal year 2005.  Other regions in which Rinker Materials West operates include Oregon, Washington state and northern California.  These operations market to a wide variety of customers including highway contractors, commercial, industrial and residential contractors, public works contractors, wholesalers and retailers of decorative rock products, interstate railroads and manufacturers of concrete block products.

Similar to Rinker Materials’ other operations, Rinker Materials West’s operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials markets where it operates.  Rinker Materials estimates that about 55% of Rinker Materials West’s revenue was derived from residential construction, 25% from commercial construction, and 20% from civil construction during fiscal year 2005.

Rinker Materials West’s results since it was acquired by Rinker Materials are discussed in “Item 5.A. - Management discussion and analysis of the financial results.”

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

•                  In June and July 2000, it acquired American Limestone Company and Florida Crushed Stone Company, for US$211 million and US$348 million, respectively.

3.              United States industry overview

Based on data compiled by Dodge, a division of the McGraw-Hill Companies, the US construction and building market was estimated to have been about US$549 billion in calendar year 2004 (about 5.0% of the US gross domestic product).  Dodge figures are based on the ‘put-in-place’ value of contracts for new construction projects and include the cost of all types of building and construction materials, some of which are not produced by Rinker Materials, and the cost of labor.  ‘Put-in-place’ figures provided by Dodge are based on data Dodge collects at the time of the contract award and allocated over the course of the performance of the contract.

The construction materials industry primarily operates on a regional basis due to significant transportation costs and low value products.

The regional markets for Florida and Arizona are particularly important to Rinker Materials, representing about 50% and 15% of its trading revenue, respectively, for the year ended March 31, 2005. Based on industry and Federal Government statistics, both these markets show high levels of activity and growth compared to national averages.

The construction materials industry comprises three major segments: residential, commercial (non-residential) and civil (non-building).  Residential construction includes single and multi-dwelling residential housing.  Commercial construction includes office buildings, hotels, shopping malls, sports stadiums, education facilities and hospitals.  Civil construction involves the construction of roads, highways, bridges, dams as well as many other infrastructure projects.  For calendar year 2004, Dodge estimates that the total value of new construction contracts in the US was residential 57%, commercial 28% and civil 15%.  The civil construction activity has been influenced heavily by the Transportation Equity Act for the 21st Century.

The construction market is generally cyclical but with a general upward trend.  Based on Dodge estimates, the total value of new construction contracts grew by an annual growth rate of 7.1% between calendar years 1994 and 2004. Based on Dodge estimates, the total value of new construction contracts in Florida increased by an annual growth rate of 10.3% between calendar years 1994 and 2004 and 9.5% in Arizona in the same period.

The key factors impacting on construction and building activity in the US include:

•                  Population growth;

•                  Economic growth;

•                  Government infrastructure spending;

•                  Interest rates; and

•                  Business and consumer confidence.

4.              Australian market overview

The Australian construction materials market is a mature and cyclical industry.  For the year ended December 31, 2004, the Australian Bureau of Statistics estimates that total construction and building industry spending was A$86 billion, equivalent to US$63 billion.  This comprised expenditure on construction materials such as aggregate, concrete and cement but includes other building materials such as clay bricks, roofing, plasterboard and aluminium doors and windows.

Based on Australian Bureau of Statistics estimates, total Australian construction and building market spending increased by an annual growth rate of 4.6% between the years ended December 31, 1992 and December 31, 2004.  The market segments are similar to those categorized for the US market, namely residential, commercial and civil.  For the year ended December 31, 2004, the Australian Bureau of Statistics estimates that total construction spending by segment was about 44% for residential, 21% for commercial and 35% for civil.

Over the last three fiscal years, activity in the residential segment has been influenced by taxation and government housing initiatives.  GST introduced in July 2000 had a significant impact on activity prior to its introduction (supplemented in the Sydney market by the 2000 Olympic Games) but resulted in an oversupply and a weaker residential market for the subsequent year.  Falling interest rates and the introduction of the Australian Federal Government’s First Home Owners Grant led to an increase in residential commencements in the latter half of fiscal year 2002 and continued through fiscal year 2003.  Fiscal year 2004 saw a slight decline in residential commencements due to two interest rate rises, in November 2004 and December 2004, however the decline to date has been mild by historical standards with the market supported by a relatively strong economy and low levels of unemployment.

The commercial segment of the construction market continued to strengthen during fiscal year 2005 compared to fiscal year 2004.  According to the Australian Bureau of Statistics total spending in the commercial segment has grown from US$11.1 (A$15.9) billion in the year ended December 31, 2003 to US$13.6 (A$18.4) billion in the year ended December 31, 2004.  Spending in the year to December 2002 was estimated at US$8.1 (A$14.3) billion.

Civil construction in Australia is largely dependent on government infrastructure programs. According to the Australian Bureau of Statistics spending in the civil segment has risen from US$18.2 (A$26.1) billion in the year ended December 31, 2003 to US$21.5 (A$29.1) billion in the year ended December 31, 2004.  Spending in the year to December 2002 was estimated at US$12.8 (A$22.7) billion.

For the year ended March 31, 2005, there was a decline in the residential segment but this was more than offset by an increase in activity across the commercial and civil segments, which has positively impacted the Australian construction market.  Continued growth in the civil segment over the next two years is largely dependent on a number of approved public and private infrastructure projects.  These projects include the Chatswood to Parramatta train line in Sydney, the Lane Cove Tunnel and the Western Sydney Orbital motorway that have already started, and others which are approved but not yet in progress, being the Mitcham-Frankston freeway in Victoria.

5.              Rinker Materials

Rinker Materials business segments as at March 31, 2005

i.      Aggregates

Overview

Rinker Materials is the fifth largest supplier of aggregate by volume in the US, based on US Geological Survey statistical data, with operations principally in the southeast (Florida, Georgia, Tennessee and Kentucky) and the western US states (Arizona, Nevada, Oregon, Washington state and northern California).  In total, Rinker Materials supplied about 97 million tons of aggregate for the year ended March 31, 2005.

In Florida, Rinker Materials is the market leader, based on Rinker Materials’ industry knowledge, by volume sold, with a market share estimated to be about 40% for the year ended March 31, 2005.  Rinker Materials is also the market leader, by volume sold, in Arizona.

Sales

Rinker Materials’ aggregate operations are often integrated with Rinker Materials’ downstream concrete and asphalt operations with over one-third of Rinker Materials’ aggregate production supplied for use in Rinker Materials’ manufacture of concrete, concrete block, asphalt and other products.  The balance is supplied to other construction companies primarily for the production of concrete, asphalt and roadbase.  Rinker Materials’ products are generally supplied at a local level directly to a large number of unaffiliated customers that are generally the end users. Rinker Materials has no material long-term supply contracts for aggregate other than supply contracts to specific construction projects that have been generally subject to a competitive tender process.  These are typically made on the basis of competitive prices in each market area.  For the year ended March 31, 2005, Rinker Materials’ estimated end markets for aggregate by trading revenue were about evenly distributed among residential, commercial and civil construction.

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

Facilities, reserves and distribution

Aggregate (sand, gravel, crushed stone, and other quarry products) is used for roads, civil construction and building projects and as a raw material in the production of concrete, concrete block, cement and asphalt.  Aggregate production involves extracting quarry material that is then crushed and sized.  The product is then distributed by truck or rail.  The choice of aggregate for a particular purpose also depends largely on the local geology or availability.  As aggregate is expensive to transport relative to its price, the cost of transport will generally limit the availability of aggregate to what is readily accessible in the local area.  In Florida, aggregate is transported greater distances than in other states due to construction grade aggregate only being available in certain areas of the state.  This is primarily achieved using an extensive railway network serving the entire east coast of Florida and into central Florida.  For example, Rinker Materials’ FEC quarry near Miami in southern Florida, transports aggregate up to Jacksonville in northern Florida.

As at March 31, 2005, Rinker Materials operated 90 quarries, sand and aggregate plant operations located in 15 states.  The majority of these are located in Florida (14), Tennessee (10), Arizona (30) and Washington state (12). Rinker Materials’ total estimated aggregate reserves as at March 31, 2005, were 2,737 million tons with an average reserve life estimated to be 31 years at current usage levels.

Rinker Materials’ estimated aggregate reserves by product type as at March 31, 2005

Regional Summary	Reserves	Average life in years
	(million tons)
Limestone	1,533	40
Hard rock	595	33
Sand and gravel	586	19
Other (volcanic cinder, gypsum)	23	71
Total	2,737	31

Estimates of reserves are of recoverable stone, sand and gravel and other quarry products of suitable quality for economic extraction based on drilling, studies and mine plans reviewed annually by Rinker Materials geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of overburden and aggregate excavation.  Reserves are proven (measured) or probable (indicated) based upon inspection, sampling and measurement and the geological character of the resource.

In determining the average life of aggregate reserves Rinker Materials management has used the most recent annual production rate at each quarry.  The foregoing life by product type is an overall average.  Certain locations, however, are subject to more limited reserves and have a relatively short life.  Rinker Materials’ sand and gravel quarries are typically small operations producing from reserves with a shorter life.

Rinker Materials’ estimated aggregate reserves by region as at March 31, 2005

Regional Summary	Reserves	Average life in years
	(million tons)
Florida	812	21
Southeast (GA, TN, KY, VA)	1,161	68
West	764	24
Total	2,737	31

Approximately 70% of quarry reserves are on Rinker Materials owned sites, with the remainder located on leased property.  In Rinker Materials Florida operations, owned reserves constitute approximately 80% of total reserves.  In Arizona, owned reserves comprise approximately 50% of total reserves.  Leasehold reserves are subject to various expiry dates and renewal options.  While not all of the reserves are permitted, it is Rinker’s view that the ultimate permitting of the reserves is probable.

Of Rinker Materials 90 aggregate, sand and gravel quarries, the largest 4 by quarry reserves as at March 31, 2005 were as follows:

	Reserves	Average life in years
	(million tons)
Midway Quarry, Mascot TN	276	208
FEC Quarry, Miami FL	273	22
Macon Quarry, Macon GA	156	35
Dogwood Quarry, Augusta GA	145	71

Rinker Materials’ largest quarry in terms of production is the FEC Quarry in Miami, Florida.  The quarry is one of the largest in the US, producing about 12.5 million tons of aggregate each year.

Rinker Materials has a continuing program to identify, acquire or lease replacement reserves and in the case of Florida to pursue offshore reserves.

ii.    Cement

Overview

Rinker Materials operates in Florida where it is a leading cement supplier by volume, based on Portland Cement Association data on supplier output.  For the year ended March 31, 2005, Rinker Materials produced about 2.0 million tons of cement and imported 1.9 million tons of cement through two strategically located terminals.  Rinker Materials supplies grey and white cement and a range of special products.  Rinker Materials estimates the total Florida cement market to be about 11.5 million tons a year.

Sales

Rinker Materials supplies cement to its concrete businesses as well as to external pre-mix, masonry and pre-cast concrete producers and building supply companies.  For the year ended March 31, 2005, about 50% of Rinker Materials’ cement production was sold internally.

Rinker Materials manages its cement business by fully utilizing its own cement production capacity and supplying any additional demand from imports and purchasing cement from other domestic producers.

For the year ended March 31, 2005, Rinker Materials’ estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

Rinker Materials’ competitors’ positions in Florida have changed significantly during the past several years.  Tarmac America has been acquired by Titan Cement Company and Southdown by Cemex.  The Eastern Cement terminal on the west coast of Florida has been acquired by Schwab and Florida Rock has acquired the LaFarge import terminals on the west coast of Florida.  Domestic and import capacity has also increased with both Florida Rock Industries and Votorantim (Suwanee) recently constructing new Florida cement plants.  Titan Cement Company has built a new cement import terminal on the west coast of Florida in Tampa and doubled their Miami capacity.  Rinker Materials’ major competitors in cement are Cemex, Lehigh (Heidelberg), Titan Cement Company, and Florida Rock Industries.

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

Rinker Materials imports a large volume of cement (fiscal year 2005, 1.9 million tons) through cement import terminals located at Port Everglades in southeastern Florida and Port Canaveral in central Florida.  Cement is sourced primarily from Europe and South America on contracts that expire annually. One contract allows for two additional annual periods of supply.

iii.   Concrete, block and asphalt

Overview

Rinker Materials produced about 16 million cubic yards of concrete in the year ended March 31, 2005, from 157 concrete plants.  In Florida, Rinker Materials’ concrete operations are integrated with its cement and aggregate operations, providing it with a number of supply advantages.  Overall, Rinker Materials is the market leader in Florida with an estimated total market share by volume sold in the year ended March 31, 2005 of more than 30%, based on Rinker Materials’ industry knowledge.  Rinker Materials also held market leadership positions, by volume sold, in Arizona and Nevada in the year ended March 31, 2005.

In concrete block, Rinker Materials produced about 180 million units for the year ended March 31, 2005, that was used for residential and commercial building. Rinker Materials’ concrete block operations are principally located in Florida where it was the market leader in terms of volumes sold in the year ended March 31, 2005, based on Rinker Materials’ industry knowledge.

Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

Sales and facilities

As at March 31, 2005, Rinker Materials operated 157 concrete and 24 concrete block plants, with a delivery fleet of over 2,600 company owned vehicles.  These plants are located in Arizona, California, Florida, Nevada, New Mexico, Oregon, Tennessee and Washington state.  Of the 157 concrete plants, 78 are in Florida and 48 in Arizona.

During the fiscal year 2005, Rinker Materials invested in an additional 16 concrete plants.  Two new plants were constructed in Florida to meet demand in existing markets with the balance from business acquisitions in Florida, Arizona, Tennessee and Nevada.  Florida block capacity was also expanded with the completion of two new block manufacturing facilities.

Concrete is produced by combining cement, aggregate, water and additives in a batch plant for delivery to the customer’s site in a mixer truck.  For the year ended March 31, 2005, Rinker Materials’ estimated end markets for concrete by trading revenue were about 60% residential, 30% commercial and 10% civil construction. Rinker Materials’ concrete operations provide a full range of products to meet a number of applications, including reinforced slabs for residential construction, high strength concrete for high rise structures and flowable fill concrete for back filling trenches.

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

Rinker Materials also manufactures and sells hot-mix asphalt products.  These are a mixture of aggregate and asphalt oil made to the customer’s specification in a batch plant. Rinker Materials produced about 4.1 million tons of asphalt for the year ended March 31, 2005.  All asphalt operations are vertically integrated with Rinker Materials’ aggregate businesses.  In most instances the asphalt plants are located on the site of a Rinker Materials’ quarry, offering significant synergies both in raw material supply and management and administration resources.  Asphalt is sold to road contractors for the construction of highways, driveways and parking lots and directly to state and local authorities.

In concrete, the main competitors are a combination of large publicly listed companies and a number of small privately held regional companies. In asphalt, competitors vary between regional markets, including large public companies such as Vulcan and Granite Construction, but often include smaller local operations.

Concrete, concrete block and asphalt plants as at March 31, 2005

	Number of plants
	Concrete	Concrete block	Asphalt	Total
Florida	78	22	0	100
Arizona	48	0	13	61
Nevada	10	1	0	11
Washington	3	0	5	8
Tennessee	9	0	0	9
California	5	0	1	6
New Mexico	0	1	0	1
Oregon	3	0	1	4
Virginia	1	0	0	1
Total	157	24	20	201

iv.    Concrete pipe and products

Overview

Rinker Materials’ concrete pipe and products business, held through its 100% owned subsidiary, Hydro Conduit Corporation (“Hydro Conduit”), is one of the largest producers by volume of reinforced concrete pipe and concrete products in the US in the year ended March 31, 2005, with a market share in excess of 20% based on Rinker Materials’ industry knowledge.  Hydro Conduit’s products are primarily concrete pipe, concrete box and other pre-cast products used for storm water transmission, sewerage and irrigation.  Auxiliary products include manholes, drainage structures and storm water pollution prevention devices. Rinker Materials has progressively expanded Hydro Conduit’s geographic presence since its acquisition in 1990 with a series of small bolt-on acquisitions and investment in new plant and equipment to expand production capacity.

Sales

Sales demand is driven by the construction of roads and highways, residential and commercial developments and airports.  Hydro Conduit’s primary customers are general and utility contractors that provide services for federal, state and local government agencies and private developers.

In most markets Rinker Materials competes with other large companies, including Hanson, CRH plc, CEMEX and The Cretex Companies, Inc.  Despite substantial consolidation in recent years, the industry remains fragmented and localized, with over 100 producers operating more than 300 plants.  High freight costs for transporting concrete pipe limit most markets to a radius of about 150 miles from the plant site.  On a national basis Hanson is Hydro Conduit’s principal competitor.  In addition, producers of alternative plastic, metal, and fiber cement pipe products compete with Hydro Conduit particularly in the market for small diameter pipe.

For the year ended March 31, 2005, Hydro Conduit’s estimated end markets by trading revenue were about 40% residential, 20% commercial and 40% civil construction.

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

As at March 31, 2005, Hydro Conduit operated 47 concrete pipe and product plants.  A program of plant upgrades and replacements over the past six years has allowed Hydro Conduit to reduce its cost structure through the benefits of more modern technology and economies of scale.

v.     Other businesses

Gypsum supply

During the period 1992 to 1996, Rinker Materials acquired several wallboard distributors in Florida, becoming one of the state’s leading distributors of gypsum wallboard, based on Rinker Materials’ industry knowledge.  Rinker Materials also acquired Dierco Supply, a ceiling tile and insulation distributor.

As at March 31, 2005, Rinker Materials had 29 gypsum supply outlets in Florida (27), South Carolina (1), and Alabama (1).  An export operation in Miami sells its products for delivery in the Caribbean, and Central and South America.

Rinker Materials’ principal competitor in gypsum supply is L&W Supply, owned by USG Corporation.

Pre-stressed concrete products and Polyethylene pipe

During the financial year ended March 31, 2005, Rinker Materials sold the principal assets of its small prestress concrete products business to Coreslab Structures as well as the stock of its polyethylene pipe and liner business to the Halifax Group.  Both businesses were regarded as “non-core” operations and had been slated for divestment for some time.  Rinker Materials will continue to deliver and recognize revenue on completed manufactured prestressed concrete components, which were not sold to Coreslab.  Coreslab assumed responsibility for completion of all contracts open at the date of sale.

6.              Readymix

Readymix operates a vertically integrated heavy building materials business in Australia, with about 40% of aggregate production used internally in the concrete, asphalt and concrete pipe businesses, which also sources about 75% of their cement requirements on the east coast of Australia from the Cement Australia joint venture.  Operations and investments include the production of aggregate, concrete, cement, asphalt and reinforced concrete pipe and products.  Readymix subsidiaries operate concrete businesses in Tianjin and Qingdao, China.  Readymix has been involved in the supply of heavy building materials in Australia, initially through CSR, since 1965 when it and Blue Metal Industries Limited jointly acquired Ready Mixed Concrete Limited.  In 1981, the operations of Ready Mixed Concrete were divided between Readymix and Blue Metal Industries.

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

•                  In 1996, CSR and Mobil Oil formed a new road surfacing joint venture to become Emoleum (in which CSR’s 50% interest was transferred to Readymix on March 1, 2003); and

•                  In June 2003, ACH merged with QCL to form Cement Australia Holdings Pty. Ltd.  In addition, on June 2, 2003, Readymix acquired three aggregate operations and six concrete plants from a subsidiary of the newly merged company.

Including joint ventures, Readymix operated 384 plants in Australia and four in China at March 31, 2005.  An overview of Readymix’s current organization structure is provided in the above chart.

i .     Aggregate

Based on Readymix’s knowledge of the industry, Readymix is one of the leading suppliers of aggregate in Australia, producing a range of gravel, road pavement materials and manufactured and natural sand.  Readymix operates in all mainland states and territories in Australia.  In the year ended

March 31, 2005, Readymix produced about 26 million tonnes of aggregate.  As at March 31, 2005 Readymix had estimated aggregate quarry reserves of about 1,033 million tonnes, with an average reserve life of 39 years.

Readymix’s estimated aggregate reserves by product type as at March 31, 2005

Total Australia	Reserves	Average life in years
	(million tonnes)
Hard rock	954	48
Sand and gravel	79	11
Total	1,033	39

Estimates of reserves are of recoverable stone, sand and gravel of suitable quality for economic extraction, based on drilling, studies and mine plans reviewed annually by Readymix geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of overburden and aggregate excavation.  Reserves are proven (measured) or probable (indicated) based upon inspection, sampling and measurement and the geological character of the resource.

In determining the average life of aggregate reserves Readymix management has used the most recent annual production rate at each quarry.  Certain locations, however, are subject to more limited reserves and have a relatively short life.  The foregoing life by product type is an overall average.

Readymix’s largest quarry in terms of annual production is at Penrith, New South Wales and is operated under the PLDC venture with Boral and Hanson.  The operation currently supplies about 5.2 million tonnes of the Sydney market’s estimated 9.0 million tonne annual requirement for concrete aggregates, and has an estimated life of 5 years.  Other quarries in the Sydney basin have limited capacity for expansion.  Readymix sales volumes from Penrith for fiscal year 2005 were 1.8 million tonnes.

Readymix has a continuing program to identify, acquire or lease replacement reserves, and during fiscal year 2005 has acquired property at Marulan, on the outskirts of Sydney, as a potential replacement for the Penrith quarry.  Work is underway to confirm and measure reserves at this site, which are not included in the above table of aggregate reserves.

The Australian market for aggregate was estimated to have been over 90 million tonnes in the calendar year 2004, generating in excess of US$1.7 billion (A$2.4 billion) in revenue.  Readymix’s quarry operations are highly integrated with about 40% of aggregate volumes sold internally in the year ended March 31, 2005.  For the year ended March 31, 2005, Readymix’s estimated aggregate end use markets were 28% residential, 29% commercial and 43% civil construction.  Readymix’s major competitors are Boral and Hanson Australia.

ii.    Concrete

Readymix manufactures and distributes concrete throughout all states and territories of Australia.  Customers are normally located within a 20 kilometre radius of the plant.  In the year ended March 31, 2005, Readymix produced in excess of 6.6 million cubic metres of concrete from 242 plants.

The Australian market for concrete was estimated by the Australian Bureau of Statistics to have been 22.7 million cubic metres in the calendar year 2004, generating about US$2.2 billion (A$3.0 billion) in revenue.  Readymix’s major competitors are Boral and Hanson.  For the year ended March 31, 2005, Readymix’s estimated end use markets were 43% residential, 33% commercial and 24% civil construction.

iii.   Concrete pipe and reinforced concrete products

Readymix produces concrete pipe and reinforced concrete products through its Humes business.  Based on Humes’ knowledge of the industry, Humes is one of the two leading suppliers in Australia with production of over 450 thousand tonnes a year.  As at March 31, 2005, Humes operated 19 plants producing concrete pipe, pre-cast concrete products including pre-stressed beams, storm water pollution prevention devices and other environmental products, concrete sleepers and flooring products.

The Australian civil infrastructure market was estimated, based on Humes’ knowledge of the industry to be 1.3 million tonnes in calendar year 2004, generating more than US $350 million (A$470 million) in revenue.  For the year ended March 31, 2005, Humes’ estimated end use markets were civil 95% and commercial construction 5%.  Humes’ main competitor is Rocla Pipeline Products, and there are also small companies who compete in individual regional sectors of the market.

iv.    Cement

At the beginning of fiscal year 2004, Readymix held a 50% interest in ACH, a joint venture with Hanson Australia Pty Ltd.  On June 1, 2003, ACH merged with QCL, a 100% owned Holcim subsidiary, to form Australia’s largest cement manufacturer, based on Readymix’s knowledge of the industry, Cement Australia Holdings Pty Ltd.  Readymix holds 25% of the new company, Hanson holds 25%, and QCL holds the remaining 50%.  Annualized production volumes are in excess of 3.5 million tonnes of which approximately 75% is sold internally to shareholders.

The size of the Australian market for cement and cement blends was estimated by the Australian Bureau of Statistics to be about 8.9 million tonnes for the calendar year 2004, generating in excess of US$887 million (A$1,200 million) in revenue.  Cement Australia’s main competitors in cement are Boral Blue Circle Cement, Adelaide Brighton Limited and imported cement.

Additionally, Cement Australia owns 100% of Pacific Lime which produces high grade limited products and a 50% interest in Australian Steel Mill Services which is responsible for processing of blast-furnace slag, a by-product of iron and steel making at the BHP Steel facility at Port Kembla in New South Wales.

v.     Asphalt

The Emoleum joint venture is one of the leading pavement and road-surfacing producers in Australia, based on Readymix’s knowledge of the industry.  CSR’s 50% interest in Emoleum was transferred to Readymix on March 27, 2003. Vacuum Oil Company Pty Limited, a subsidiary of Mobil Oil Australia Pty Limited, holds the other 50% interest.  Emoleum produces a wide range of road surfacing products that are used for new roads and the maintenance of existing roads. The Australian Bureau of Statistics estimated the value of the Australian asphalt and road-surfacing market for the year ended December 31, 2004 to be about US$540 million (A$740 million), Emoleum operated 29 plants across Australia and produced in excess of 1.7 million tonnes of asphalt during the year.  Emoleum’s major competitors are Boral, Pioneer Road Services and Astec.

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

As with other construction materials companies engaged in similar activities, environmental compliance obligations and liability risks are inherent in many activities within the Rinker group.  From time to time Rinker group companies investigate and remediate contamination at their properties, consisting primarily of petroleum compounds associated with fuel storage and vehicle maintenance and elevated pH levels related to the processing and handling of limestone and concrete products.  In the US certain environmental remediation laws, such as the federal “Superfund” law, can impose joint and several liability for site clean-up, regardless of fault, upon certain statutorily-defined categories of parties, including companies that sent wastes to a contaminated third party site.  Rinker Materials has been named as a potentially responsible party at five sites requiring environmental remediation.  These liability claims are expected to be resolved without having a material effect on Rinker group companies.  The Rinker group holds provisions for anticipated clean up costs and does not expect to incur any additional material remedial obligations.  Although unanticipated and unexpected remedial obligations can always arise in the course of operations, management is not aware of any remedial actions that would be expected to have a material effect on the Rinker group companies’ operations or competitive positions.

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

C.            Organizational Structure

Rinker has a group of more than 50 subsidiaries in the United States, Australia and China.  The complete list of these entities, with their country of incorporation and percentage of Rinker’s ownership, is listed at Note 36 to the financial statements included elsewhere in this annual report.

D.            Description of Property, Plant And Equipment

Rinker’s principal executive offices are located at, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales, 2067, Australia.

As at March 31, 2005, Rinker group entities had over 700 production facilities in the United States, Australia and China.

These sites include:

Facilities	Number
Concrete (8 are 50% owned)	399
Quarries and sand (1 is 40% owned, 2 are 50% owned)	177
Pipe & concrete products	66
Asphalt (29 are 50% owned)	49
Concrete block	24
Cement mills (3 are 25% owned)	5

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

RINKER SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration

READYMIX SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration
Albion Park	New South Wales	Australia	Aggregates
Gosnells	Western Australia	Australia	Aggregates
Oaklands	Victoria	Australia	Aggregates
Pakenham	Victoria	Australia	Aggregates
Penrith Quarry (1)	New South Wales	Australia	Aggregates
Blacktown	New South Wales	Australia	Pipe
Eagle Farm	Queensland	Australia	Pipe
Petrie	Queensland	Australia	Pipe
Laverton	New South Wales	Australia	Pipe
Welshpool	Western Australia	Australia	Pipe

RINKER MATERIALS SITE	LOCATION		PRODUCT SOLD
West Palm Beach	Florida	USA	Administration
FEC Quarry (2)	Florida	USA	Aggregates
Brooksville Quarry	Florida	USA	Aggregates
Krome Quarry (leased)	Florida	USA	Aggregates
Macon Quarry (partially leased)	Georgia	USA	Aggregates
Everett Quarry	Washington	USA	Aggregates
Alico Quarry (leased)	Florida	USA	Aggregates
Dogwood Quarry (partially leased)	Georgia	USA	Aggregates
St Catherine Quarry (leased)	Florida	USA	Aggregates
Davenport Sand	Florida	USA	Aggregates
Ft Calhoun (partially leased)	Nebraska	USA	Aggregates
Glendale (leased)	Arizona	USA	Aggregates/Concrete/Asphalt
Maricopa (leased)	Arizona	USA	Aggregates/Concrete/Asphalt
19th Avenue	Arizona	USA	Aggregates/Concrete/Asphalt
Beeline	Arizona	USA	Aggregates/Concrete/Asphalt
Cortaro	Arizona	USA	Aggregates/Concrete/Asphalt
Sacaton	Arizona	USA	Aggregates/Concrete/Asphalt
Orchards	Washington	USA	Aggregates/Concrete/Asphalt
Cache Creek	California	USA	Aggregates/Concrete/Asphalt
Riviera Beach	Florida	USA	Block
Crego	New Mexico	USA	Block
Las Vegas	Nevada	USA	Block
Miami Cement Mill	Florida	USA	Cement
Brooksville Cement Mill	Florida	USA	Cement
Port Everglades Terminal (leased)	Florida	USA	Cement
Port Canaveral Terminal (leased)	Florida	USA	Cement
Bonita Springs	Florida	USA	Concrete/Block
7th Street	Arizona	USA	Concrete
Miami	Florida	USA	Pipe

RINKER MATERIALS SITE	LOCATION		PRODUCT SOLD
Houston Pipe (partially leased)	Texas	USA	Pipe
Frederick (leased)	Maryland	USA	Pipe
Dallas	Texas	USA	Pipe
Denver	Colorado	USA	Pipe
Corona (leased)	California	USA	Pipe
Las Vegas	Nevada	USA	Pipe
Phoenix	Arizona	USA	Pipe
Greenfield	Indiana	USA	Pipe
Albuquerque	New Mexico	USA	Pipe
Columbia	S. Carolina	USA	Pipe
Fresno	California	USA	Pipe
Alexandria	Louisiana	USA	Pipe

(1)          40% beneficial interest in quarry land held through PLDC.  See above.

(2)          The FEC quarry near Miami is one of the largest volume quarries in the US, producing about 12.5  million tons of aggregate each year. Its in-situ reserves are estimated to be about 320 million tons of aggregate, and comprises approximately 10% of Rinker Materials’ total estimated recoverable reserves as at March 31, 2005. For the fiscal year ended March 31, 2005, aggregate accounted for about 27% of Rinker Materials’ trading revenue. About 13% of Rinker Materials’ total aggregate trading revenue is derived from the FEC quarry in Florida. Accordingly, Rinker Materials’ revenues could be materially adversely affected if its access to the aggregate reserves of FEC quarry for both internal use and external sale were restricted.

Environmental issues affecting properties, plant and equipment

Certain environmental issues that are potentially material to the operations of businesses in Rinker group companies are discussed below:

Lake Belt Permit Challenge.  Rinker Materials holds one and is the beneficiary of one other of 12 federal mining permits granted for the Lake Belt area in South Florida.  The permit held by Rinker Materials covers Rinker Materials’ SCL and FEC quarries.  Rinker Materials’ Krome quarry is operated under one of the other permits.  The FEC quarry is the largest of Rinker Materials’ quarries measured by volume of aggregates mined and sold.  See Item 3.D. “Risk Factors — Land use, governmental laws and regulations.”  Various governmental agencies are involved in litigation brought by environmental groups concerning the manner in which all 12 permits were granted.  The plaintiffs allege that the relevant governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all appropriate information when issuing the permits.  The plaintiffs seek to set aside the permits and to enjoin the relevant governmental agencies from granting further permits.  Although not named as a defendant, Rinker Materials has intervened in the proceedings to protect its interests.  The proceedings are continuing and it is not possible to determine the likely outcome or what impact that will have on Rinker Materials’ operations.  If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries were ultimately set aside, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely result in increased costs and other adverse operational effects on Rinker Materials. However, Rinker believes that its permits were validly issued and does not believe that there is a material risk of such an outcome.

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

Silica Exposure:  Rinker group entities are not defendants in any silicosis litigation at present.  Rinker group has a comprehensive workplace silica exposure monitoring program in place with current exposure action levels in accord with the recommendations of a number of independent occupational health organizations.  Rinker group’s permitted exposure limits are well below the applicable US and Australian standards.

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

Item 5                                      Operating and Financial Review and Prospects

Significant Events in fiscal year 2005

•                  Rinker divested two “non-core” businesses.  In December 2004 the prestress concrete manufacturing business was sold to Coreslab Structures for total cash proceeds of around US$45 million.  This includes US$33 million received from the purchaser and approximately US$12 million expected to be realized from the liquidation of working capital retained by Rinker.  In February 2005 the Polypipe plastic pipe and liner operations were sold to the Halifax Group for proceeds of around US$67 million.

•                  In May 2004 Rinker commenced the on-market repurchase of shares pursuant to the February 19, 2004 announcement that it would conduct a buyback of up to 10% of ordinary shares.  During the fiscal year ended March 31, 2005, 4,000,028 shares were purchased representing 0.4% of Rinker’s issued capital.

Events subsequent to March 31, 2005

•                  Between April 1, 2005 and May 12, 2005 a further 4,270,446 shares were repurchased, representing 0.4% of Rinker’s issued capital.  On May 12, 2005, Rinker announced the commencement of a new 12 month on-market share buyback program of up to 10% of Rinker’s ordinary shares.  The effect of this transaction has not been recognized in the financial statements for the year ended March 31, 2005 because it occurred after March 31, 2005.

•                  On April 15, 2005, Rinker announced that it was altering the conversion ratio of its American Depositary Receipts (ADR’s), listed on the NYSE.  The change became effective on April 27, 2005 and means that each ADR represents 5 ordinary Rinker shares.  Prior to the change, each ADR represented 10 ordinary shares.  This change will have no effect on the financial statements of the Rinker group.

•                  On April 22, 2005, a Rinker Materials subsidiary disposed of a property at Buffalo Road, Las Vegas, Nevada, for net proceeds of US$33.6 million. The effect of this transaction has not been recognized in the financial statements for the year ended March 31, 2005 because it occurred after March 31, 2005.  A gain on disposal of approximately US$30 million, or A$39 million, is expected to be recognized in the financial statements for the year ended March 31, 2006.

Basis of preparation and presentation

The financial statements for fiscal year 2005 included elsewhere in this annual report include Rinker and its controlled entities.

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

The financial statements included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements.  These standards and reporting requirements form part of Australian GAAP.  A reconciliation of the major differences between these principles and those applicable under US GAAP is included as Note 40.

The financial statements included elsewhere in this annual report have been prepared in accordance with the historical cost convention, except for certain assets, which are at deemed cost. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous fiscal years.

The consolidated financial statements for fiscal year 2003 have been prepared on a carve-out basis and include the financial position, financial performance and cash flows of Rinker Materials’ United States businesses and of the Readymix businesses that were transferred to the Rinker group from CSR prior to the demerger.  These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the businesses as if the Rinker group had been a separate economic entity inclusive of all of these businesses for fiscal year 2003.  The historical financial information presented for fiscal year 2003 in this annual report is not indicative of the Rinker group’s future financial performance.

An estimate of general corporate overheads related to corporate headquarters and common support divisions has been included in the fiscal year 2003 consolidated statements of financial performance based on amounts previously incurred by CSR, less those amounts considered specific to the remaining businesses of CSR.  Management believes that the allocation basis is reasonable.  Following the demerger, Rinker performed these functions using its own resources or purchased services and was responsible for the costs and expenses associated with the management of a public company.

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

A US GAAP reconciliation to Australian GAAP is provided in Note 40 to the financial statements. The principal difference in fiscal year 2005 relates to the amortization of goodwill (US$56.3 million).

Based on a critical assessment of the Rinker group’s accounting policies and the underlying judgments and uncertainties affecting the application of those policies, Rinker’s management believes that the financial statements for fiscal year 2003 provide a fair perspective of the Rinker group as it existed after the demerger.

The accounting policies under Australian GAAP and US GAAP that Rinker management believes are critical to understanding the Rinker group’s financial performance and financial condition are discussed below.

Use of estimates and assumptions

In applying Australian GAAP and US GAAP, Rinker group entities’ management will often be required to make individual estimates and assumptions regarding expected outcomes or uncertainties.  Actual results or outcomes generally differ from estimated or assumed amounts.  In the past, these differences have not been material.  In the future such differences will be included in the financial statements of the Rinker group as soon as they are known.  The individual estimates and assumptions generally do not involve a level of risk or uncertainty that would be material to the financial statements of the Rinker group as a whole because, although numerous, they generally are relatively immaterial in amount.

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

The Rinker group had US$1,758 million of property, plant and equipment in its statement of financial position as at March 31, 2005 and depreciation and depletion on those assets totaled US$180 million for the year ended March 31, 2005, or approximately 10% of book asset value. Depreciation in fiscal year 2004 amounted to US$162 million, or approximately 9% of book asset value.  The annual review of the recoverable value of non current assets is undertaken to determine whether there are any material errors in judgment in respect of the rate of depreciation of property, plant and equipment impacting the carrying value of those assets.

Impairment and recoverable value of non-current assets

Under Australian GAAP, the Rinker group is required to write-down non-current assets to their estimated recoverable amount based on their proposed future use. Recoverable amounts involve significant judgments by Rinker group entities’ management and represent the estimated current value of the cash flows arising from the continued use or the sale of the non-current assets. In calculating recoverable amounts, Rinker group entities discount cash flows to present value. Management calculates the cash flows utilizing forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. These include approved strategic initiatives by the Rinker group and any expected external factors, such as economic activity levels, degree of competition and the relevant Rinker group entity’s position in the market for the business under review. Rinker group entities’ management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions.  Impairment losses are measured as the amount by which the carrying value of non-current assets exceeds their recoverable amount as calculated above.  Impairment losses are recognized immediately in earnings.  There were no material impairment losses in fiscal year 2005.  Details of impairment losses in the fiscal year 2004 are included on page 67 in the management discussion and analysis of Prestress results.  There were no material impairment losses in fiscal year 2003.

As described in Note 40 of the financial statements, prior to adoption of Australian Accounting Standard AASB No. 1041 “Revaluation of Non-Current Assets” (“AASB 1041”) by the Rinker group from April 1, 2001, Australian GAAP allowed non-current assets to be revalued upwards through an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed in presenting the US GAAP reconciliation. The depreciation charge on the revaluation increment of revalued assets was also reversed for US GAAP reconciliation purposes. Since adoption of AASB 1041 on April 1, 2001, the Rinker group has elected to apply the cost basis of recording property, plant and equipment, discontinue the practice of revaluing property, plant and equipment upwards and deemed all revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward. This means that the asset revaluation reserve was fixed as at April 1, 2001, and write-downs of assets may no longer be made through the asset revaluation reserve.  Assets which had previously been revalued upwards will still require a US GAAP adjustment for depreciation and profit on disposal.

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

Amortization of goodwill

Under Australian GAAP, Rinker group entities currently amortize goodwill over a maximum of 20 years on a straight-line basis.  As at March 31, 2005 the carrying value of goodwill was US$749 million.  The amortization expense in fiscal year 2005 amounted to US$56.3 million and amounted to US$56.5 million in fiscal year 2004.  Any unamortized goodwill is included in asset values that are tested at least annually for impairment.

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

New accounting standards

Australian Standards

Rinker currently reports under Australian GAAP, but is required by the Australian Financial Reporting Council to adopt A-IFRS for fiscal year 2006.  Rinker has included in Note 39 to the audited financial statements included elsewhere in this annual report its assessment of the impact of the adoption of A-IFRS.  The principal areas expected to be impacted by the adoption of A-IFRS are goodwill, impairment of assets, employee benefits (superannuation), taxation, derivatives (interest rate swaps), restoration and environmental rehabilitation provisions and functional and presentation currency.

US Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46.  “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (“FIN 46”).  The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either:  (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest.  FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date:  (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE.  In December 2003, the FASB further revised FIN 46 through FIN No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”).  FIN 46R changes the effective date for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003.  The Rinker Group adopted FIN 46R on April 1, 2004.  The Rinker Group found no material entities that would be judged to be VIEs and therefore the adoption of FIN 46R had no impact on the consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. 109-1 “Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”).  FSP 109-1 clarifies that the deduction for qualified domestic production activities should be accounted for as a special deduction under SFAS No. 109, “Accounting for Income Taxes.”  As such, the special deduction has no effect on deferred tax assets and liabilities existing at the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the Rinker group tax return beginning in fiscal year 2006.  Rinker is still evaluating the impact of FSP 109-1 on tax expense in future years.

In March 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-6”).  EITF 04-6 requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of the inventory produced during the period that the stripping costs are incurred.  The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The Rinker group has elected to adopt EITF 04-6 as of April, 2004.  The impact on the Rinker group is set out in Note 40W to the financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing” (“ARB” No. 43”), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005.  Rinker is currently evaluating the effect that the adoption of SFAS No. 151 will have on its consolidated financial position, results of operations or cash flows but does not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB, issued SFAS No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”), which replaces SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principle Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”.  SFAS 123R, addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value on the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.  This statement eliminates the ability to account for share-based compensation transactions using an intrinsic value method as prescribed under APB 25, and generally requires that such transaction be accounted for using a fair value based method (based on the most appropriate model to calculate the value of the options) and recognised as an expense.  The Rinker group will also be required to determine the transition method (the prospective or retrospective adoption options) to be used at the date of adoption.  SFAS 123(R) will be effective for the Rinker group as of April 1, 2006.  Rinker group is currently evaluating the impact SFAS 123(R) will have on its consolidated financial position, results of operations and cash flows.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) was signed into law.  The Act introduced a prescription drug benefit under Medicare Part D and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.  In accordance with FASB Staff Position (“FSP”) No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”), the Rinker group elected to defer recognizing the effect of the Act on the accounting for its postretirement benefit plans until authoritative accounting guidance was issued.  FSP 106-1 is effective as of the first period beginning after June 15, 2004.  In May 2004, the FASB issued FSP No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”) which supersedes FSP 106-1 and provides final guidance on accounting for the Act.  The Rinker group will adopt the provisions of FSP 106-2 for the year ending March 31, 2006.  The Rinker group is currently evaluating the impact FSP 106-2 will have on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance.  SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for the fiscal periods beginning after June 15, 2005.  Rinker is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated financial position, results of operations or cash flows but does not expect it to have a material impact.

A.            Management discussion and analysis of the financial results

Management discussion and analysis – executive summary

During the three fiscal years ended March 31, 2003 through March 31, 2005 the Rinker group’s trading revenue has grown by 46% from US$2,956 million to US$4,312 million, EBIT has increased by 79% from US$394 million to US$707 million, and net profit attributable to members of Rinker has doubled from US$216 million to US$433 million.

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

In the US, Dodge estimates that total construction expenditure has grown at an average annual rate of 7.1% from US$478 billion in calendar year 2002 to US$549 billion in calendar year 2004.  In Florida, expenditure has grown at an annual rate of 17.3% from US$40 billion to US$55 billion over the same period.  In both the US overall and in Florida, this growth has been driven by the residential market segment.  Rinker Materials, as one of the largest heavy building materials companies in the US with strong number 1 or 2 market positions in most of its served market areas, has benefited by this expansion with significant growth in volumes, trading revenue and EBIT in each of the Aggregate, Cement, and Concrete, Block and Asphalt segments.

The table below sets out volumes in these segments and highlights the growth that has been obtained.  The increase in revenue has been driven by the additional volume.  Volumes include the benefit of acquisitions that have been made during this period.

	Volume Year Ended March 31		Increase 2003 to 2005		Revenue Year Ended March 31		Increase 2003 to 2005
	2003	2005	Unit	%	2003	2005	US$m	%
Rinker Materials
Aggregate – m tons	75.0	96.5	21.5	29%	626	907	281	45%
Cement – m tons	3.5	3.9	0.4	13%	327	421	94	29%
Concrete, Block, Asphalt					1,010	1,637	627	62%
Concrete – m cubic yards	11.1	15.8	4.7	42%
Block – m units	137	180	43	32%
Asphalt – m tons	2.1	4.1	2.0	93%

m = million

Across these segments, EBIT has risen from US$277 million in fiscal year 2003 to US$478 million in fiscal year 2005.

Rinkers’ other US segments are Concrete Pipe and Products and Other (comprising Polypipe polyethylene pipe (sold in February 2005), Prestress prestressed concrete products (sold in December 2004), gypsum supply, and Rinker Materials unallocated corporate and other costs) and have experienced more cyclical financial performance.

In the Concrete Pipe and Products segment, activity is more exposed to the civil market segment and our plants participate in regional markets in 31 states, which have been subject to more cyclical markets.  During fiscal years 2003 and 2004 competitive conditions in certain markets precluded recovery of cost inflation in selling prices, while from fiscal year 2004 to 2005 conditions were more favorable, the benefits of prior year facility rationalization have been realized, and aggressive cost reductions were implemented, enabling a restoration of margins.

In the Other segment, EBIT increases in Gypsum supply and Polypipe have been partially offset by reductions and rationalization charges in Prestress.  Both the Prestress and Polypipe operations were considered “non-core” and had been slated for divestment for some time.  During the fiscal year 2005 the businesses were sold for US$100 million in proceeds, with a US$15 million pre-tax loss on the sale of Prestress partly offset by a US$8 million pre-tax gain on the sale of Polypipe. Rinker Materials continues to participate in the Gypsum supply business, which is largely Florida based and over the last 2 years has benefited from the strong residential market.

In Australia, the Readymix financial results have similarly benefited from increased construction activity, improving from a trough that occurred following completion of many 2000 Olympic construction projects and implementation of the GST.

Acquisitions

A key contributor to the improvement in Rinker’s financial performance has been growth through acquisition.  Major acquisitions are summarized on pages 26 and 27.

Acquisitions that had not been included in Rinker results for a full prior year before fiscal year 2003 contributed 18% of fiscal year 2005 trading revenue and 15% of EBIT.  They represent 58% of the growth in trading revenue and 34% of the growth in EBIT during this three year period.

During the three year period ended March 31, 2005, Rinker’s major acquisition was Kiewit in September 2002.  In fiscal years 2004 and 2005 acquisitions have been smaller and have strengthened market positions and provided pull-through profits (from the vertically integrated business) rather than the large step-out growth initiated by Kiewit.

The respective contributions of heritage operations and acquisitions to trading revenues and EBIT for fiscal year 2005 is set out in the following table:

	Trading Revenues US$M	EBIT US$M	Trading Revenues %	EBIT %

Heritage	3,528.8	599.1	82%	85%
Acquisitions	783.6	107.6	18%	15%
	4,312.4	706.7

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

In Australia, Readymix is one of the top three companies in terms of revenue in most of its markets.  Following a long period of inability to recover cost inflation in selling prices and insufficient profitability, Readymix has in the last three fiscal years implemented a price leadership strategy and obtained significant trading revenue and EBIT growth to exhibit good returns on the capital invested in the business.

Operational efficiencies have also been achieved by a culture of continuous improvement through the benchmarking of performance against competitors as well as the implementation of operational improvement projects.  Businesses within the Rinker group have a track record of generating significant cost improvement with total savings for the fiscal year 2005 estimated at US$49 million.  There are currently more than 900 active operational improvement projects across the Rinker group.

The following table highlights the Rinker group’s ability to improve costs as a percentage of trading revenue during the last three fiscal years:

	2005	2004	2003
Trading revenue	100.0%	100.0%	100.0%
Cost of sales	55.8%	58.2%	59.8%
Gross margin	44.2%	41.8%	40.2%
Warehouse and distribution	19.1%	18.6%	17.8%
Selling, general & admin	9.4%	9.9%	10.3%
Other	0.7%	0.0%	1.2%
Profit from ordinary activities before finance and income tax	16.4%	13.3%	13.3%

While warehouse and distribution costs have increased gradually over the three fiscal years, this reflects an increased proportion of Rinker operations in aggregate and concrete where the freight cost in delivered product trading revenue is relatively high compared to higher priced manufactured goods, such as concrete pipe, prestressed concrete products and building materials. Fuel and ocean freight costs have also increased at a faster rate than price increases.

The following discussion of the Rinker group’s operating results uses financial data prepared under Australian GAAP.  See Note 40 to the financial statements included elsewhere in this annual report for a description of the principal differences between Australian GAAP and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders’ equity for the years and as of the dates therein indicated.

1.              General factors affecting the financial results of the Rinker group

Overview

Rinker group entities are manufacturers and suppliers of heavy building materials primarily in the US and Australia. In the US, Rinker’s subsidiary, Rinker Materials, has five reporting segments: Aggregates; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other, which includes gypsum supply, prestressed concrete (sold in December 2004), polyethylene pipe (sold in February 2005) and Rinker Materials’ corporate overheads.

In Australia, Rinker’s subsidiary, Readymix, produces aggregate, concrete, concrete pipe and other concrete products.  Readymix also holds substantial joint venture interests in cement and asphalt operations and operates a concrete business in China.

Rinker Materials

Rinker Materials’ operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials industry. For the year ended March 31, 2005, approximately 50% of Rinker Materials’ trading revenue was estimated by Rinker Materials’ management to have been derived from residential construction, 30% from commercial construction, and 20% from civil construction.

Economic and population growth, coupled with rising personal incomes and low mortgage rates, have resulted in substantial growth in US residential construction over the last four years. Residential housing starts in the US in calendar years 2004, 2003, 2002, 2001 and 2000 were estimated by the US Department of Commerce to have been 1.96, 1.85, 1.71, 1.60 and 1.57 million respectively, which compares to an average annual rate of 1.61 million housing starts between calendar years 1994 and 2004.

In Florida, which accounted for about 50% of Rinker Materials’ trading revenues for the year ended March 31, 2005, the residential construction market has outperformed the US national average. Between calendar years 1999 and 2004, Dodge estimated an average annual growth of 19.1% in Florida residential construction and building spending, compared to a US average of 11.2%.

Growth in the US economy and falling interest rates resulted in strong growth in commercial construction between 1999 and 2001. Dodge estimates that total commercial construction and building spending increased from US$132.6 billion in calendar year 1999 to US$139.9 billion in calendar year 2001. In calendar years 2002 and 2003, commercial construction activity softened to US$134 billion and US$126 billion respectively due to a number of factors principally related to the weaker economic climate, but has strengthened in calendar year 2004 to US$130 billion.  Florida construction expenditure has increased, from US$8.9 billion in calendar year 1999 to US$9.0 billion in calendar year 2004.

Rinker Materials’ exposure to the civil construction sector primarily relates to the construction of roads, highways and bridges. Civil construction activity in the US has increased over the last five years with spending as estimated by Dodge, increasing from US$74.6 billion in calendar year 1999 to US$97.3 billion in calendar year 2004. This was primarily due to TEA-21, the legislated federal government infrastructure spending program.

Between the fiscal years ended 2003 and 2005, Rinker Materials’ volumes have increased as a result of acquisitions, underlying growth in key residential and non residential construction markets, and the expansion of manufacturing and delivery capacity to strengthen market positions.

The acquisition of Kiewit in September 2002 provided step-out growth for Rinker Materials into the very strong Arizona construction market, and has become a regional platform for further expansion in western US states.  Arizona now accounts for approximately 15% of Rinker Materials revenue and growth in construction activity in that state continues to be high compared to national averages.  Smaller regional and bolt-on acquisitions have expanded the Rinker Materials footprint and provided volume growth for the businesses in Nevada, Tennessee and Florida.

Capital investment in new manufacturing facilities has also expanded production capacity in heritage operations.  In the Florida operations in particular, during the last three years Rinker Materials has constructed three new concrete plants, installed four new block manufacturing lines, and has significantly expanded the fleet of concrete mixers and block delivery trucks to strengthen market positions and supply growing demand.  Rinker Materials has also invested to expand quarry production capacity to supply the increased aggregate and sand requirements of the internal concrete and block operations, external manufacturers, and the buoyant road construction market.

Rinker Materials’ financial performance is impacted by changes in prices for its products. Pricing is determined by the level of demand and supply and the competitive environment in the various geographic and product markets in which Rinker Materials operates. In Florida, over the last three fiscal years, Rinker Materials has achieved price growth in excess of inflation for the majority of its products. In other regions, price increases have also generally been in excess of inflation, particularly in fiscal year 2005 with the recovery in commercial construction markets.

Readymix

For the fiscal year ended March 31, 2005, Readymix’s trading revenue was estimated to have been derived approximately 25% from residential construction, 45% from civil construction and the remaining 30% from commercial construction.

Over the last three fiscal years activity in the residential segment has been influenced by taxation and government housing initiatives.  GST introduced in July 2000 had a significant impact on activity prior to its introduction (supplemented in the Sydney market by the 2000 Olympic Games) but resulted in an oversupply and a weaker residential market for the subsequent year.  Falling interest rates and the introduction of the Australian Federal Government’s First Home Owners Grant led to an increase in residential commencements in the latter half of fiscal year 2002 which continued through fiscal year 2003.  Fiscal year 2005 saw a slight decline in residential commencements due to two interest rate rises, in November 2004 and December 2004, however the decline has been mild by historic standards with the market supported by a strong economy, low levels of unemployment and higher underlying demand.

The commercial segment of the construction market has continued to strengthen during the current fiscal year 2004 compared to 2003. According to the Australian Bureau of Statistics total spending in the commercial segment has grown from US$11.1 billion (A$15.9 billion) in the year ended December 31, 2003 to US$13.6 billion (A$18.4 billion) in the year ended December 31, 2004.  Spending in the year to December 2002 was estimated at US$8.1 billion (A$14.3 billion).

Civil construction in Australia is largely dependent on government infrastructure programs. According to the Australian Bureau of Statistics spending in the civil segment has risen from US$18.2 billion (A$26.1 billion) in the year ended December 31, 2003 to US$21.5 billion (A$29.1 billion) in the year ended December 31, 2004. Spending in the year to December 2002 was estimated at US$12.8 billion (A$22.7 billion).

For the year ended March 31, 2005 there was a decline in the residential segment but this was more than offset by an increase in activity across the commercial and civil segments, which has positively impacted the Australian construction market.  Continued growth in the civil segment over the next two years is largely dependent on a number of approved public and private infrastructure projects. These projects include the Chatswood to Parramatta train line in Sydney, the Lane Cove Tunnel and the Western Sydney Orbital motorway that have already started, and others which are approved but not yet in progress, being the Mitcham-Frankston freeway in Victoria.

Major acquisitions

As discussed in “Item 4 - Information on the Rinker group” Rinker Materials acquired Kiewit for US$540 million (net of cash) on September 26, 2002.

Since the acquisition on September 26, 2002, for the fiscal year 2003, the former Kiewit operations reported US$244.6 million in trading revenue and US$18.2 million in EBIT and for the fiscal year 2004 trading revenue of US$555.5 million and EBIT of US$55.2 million. In fiscal year 2005, those same businesses reported US$646.7 million and US$83.8 million in trading revenue and EBIT respectively. These results are integrated with the remainder of Rinker Materials as part of the Aggregate and Concrete, concrete block and asphalt segments and included in the discussion of Rinker Materials results, which follows.

In early fiscal year 2001, Rinker Materials acquired Florida Crushed Stone and American Limestone.  The results of these acquisitions are discussed in the comparison of Rinker Materials’ results below.

2.              Exchange rates

For the year ended March 31, 2005, around 80% of the Rinker group’s trading revenue was generated by Rinker Materials in the US.  For the years ended March 31, 2005, 2004 and 2003, there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses. The business activity in Australia is currently generating adequate cash flow to service the current level of Australian dollar dividends.  As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency.  Set out below is performance information in US$.  Supplementary performance information in Australian dollars is set out starting at page 78.

The average month end exchange rates used for translation of the Readymix A$ transactions into US$, for the years ended March 31, 2005, 2004, and 2003 are set out in the table below.

	Year ended March 31
	2005	2004	2003

A$/US	$0.7397	0.6977	0.5654

Year-on-year change	6%	23%	11%

Source: average of hedge settlement rates at the end of the calendar month.

3.              Overview — Year ended March 31, 2005 compared to the year ended March 31, 2004 and 2003

The Rinker group’s trading revenue and EBIT for the years ended March 31, 2005, 2004, and 2003 are set out below in United States dollars.  A further breakdown of the Rinker group’s results to net profit is included in the statement of financial performance in the financial statements, which are presented elsewhere in this report.

	Rinker group Trading revenues and EBIT US$ millions Year Ended March 31,
	2005		2004		2003
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Rinker Materials	3,321	578	2,867	392	2,383	334
Readymix	991	140	839	110	573	68
Corporate costs	—	(12)	—	(9)	—	(8)
Total Rinker group	4,312	707	3,706	493	2,956	394

As previously defined under “Certain definitions,” “EBIT” means Profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

Trading revenue

The Rinker group’s trading revenues for the fiscal year ended March 31, 2005 were US$4,312 million compared to US$3,706 million for the fiscal year ended March 31, 2004. This represented an increase of US$606 million, or 16%. In Rinker Materials an increase in trading revenue of US$454 million was primarily due to improved prices, which increased compared to fiscal year 2004 in all product categories and in most markets.  Improved economic conditions also resulted in favorable volumes in most business segments.  Reported US$ trading revenues in Readymix increased by US$152 million, reflecting a US$98 million movement in constant currency from higher volumes due to continued growth in construction markets in Australia and China and price improvement in Australia.  In addition, an increase of US$54 million was caused by the 6% change in the A$/US$ exchange rate.

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

Cost of sales

Cost of sales for the Rinker group increased by 11% to US$2,405 million in fiscal year 2005 from US$2,158 million in fiscal year 2004 and from US$1,766 million in fiscal year 2003.  In Rinker Materials, cost of sales increased by US$149 million, or 9%, in fiscal year 2005, due principally to higher trading volumes, and higher costs for fuel, steel, imported cement and ocean freight which have increased at rates above general inflation.

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

Warehouse and distribution costs

Warehouse and distribution costs rose 19% to US$825 million in fiscal year 2005 from US$691 million in fiscal year 2004 and from US$527 million in fiscal year 2003. In Rinker Materials, the increase in costs of US$113 million in fiscal year 2005 was due principally to higher fuel costs and increased distribution costs on the higher volumes sold.

In fiscal year 2005 warehouse and distribution costs represented 19.1% of trading revenue compared to 18.6% in fiscal year 2004 and 17.8% in fiscal year 2003.  The gradual increase in warehouse and distribution costs as a percentage of trading revenue over the last three fiscal years reflects an increased proportion of Rinker operations in aggregate and concrete where the freight cost in delivered product revenue is relatively high compared to higher priced manufactured goods, such as concrete pipe, prestressed concrete, concrete products and building materials.  Fuel and ocean freight costs have also increased at a faster rate than price increases.

Warehouse and distribution costs rose 31% to US$691 million in fiscal year 2004 from US$527 million in fiscal year 2003 and from US$454 million in fiscal year 2002. In Rinker Materials, the increase in costs of US$134 million in fiscal year 2004 was due principally to the inclusion of a full year of Kiewit.

Selling, general and administrative costs

Selling, general and administrative costs rose 11% to US$407 million in fiscal year 2005 from US$368 million in fiscal year 2004 and from US$303 million in fiscal year 2003.  Selling, general and administrative costs were 9.4% of trading revenue in fiscal year 2005 compared to 9.9% in fiscal year 2004 and 10.3% in fiscal year 2003. Increased trading volumes and the integration of business acquisitions within existing administration cost structures have reduced administration and other operating costs as a percentage of trading revenue, with operating cost improvements offsetting upward cost pressures in existing businesses and from the addition of new businesses.

Other revenue and expenses from ordinary activities

Other revenue, primarily related to the divestment of non-core businesses and the disposal of property, plant and equipment and other assets, was US$126 million in fiscal year 2005, an increase from US$32 million in fiscal year 2004 which represented a US$42 million decrease from US$74 million in fiscal year 2003.  In fiscal year 2005, the Prestress business was divested by Rinker Materials in December 2004 with revenue on disposal of US$33 million, and the Polypipe business was divested in February 2005 with revenue on disposal of US$67 million.  In fiscal year 2004 the largest item of the other revenue was the sale of surplus land in Florida for US$11 million.  All other transactions in fiscal year 2005 and 2004 related to the sale of surplus property, plant and equipment, primarily in Rinker Materials, and were all individually less than US$10 million.

Other expenses primarily represent the book value of businesses divested and property, plant and equipment and other assets sold.  In fiscal year 2005 other expenses included US$48 million book value of disposed assets in the Prestress business, and US$59 million book value of disposed assets in the Polypipe business.  In fiscal year 2004 other expenses additionally included a US$11 million impairment write-down in the value of the prestress business and a provision of US$5 million for exit from the Dayton, Ohio precast facility.

EBIT

The Rinker group’s EBIT of US$707 million for the year ended March 31, 2005 represented a US$214 million, or 43%, increase compared to EBIT for the year ended March 31, 2004 of US$493 million.  The increase was due primarily to a US$186 million increase in Rinker Materials and a US$30 million increase in Readymix.  The increase in Rinker Materials principally reflects strong price growth in cement, and continuing increases in volumes and prices in the aggregate and concrete and block operations.  The increase in Readymix reflects margin improvement from strong volume and price growth and increased contribution from joint venture earnings.

The Rinker group’s EBIT of US$493 million for the year ended March 31, 2004 represented a US$99 million, or 25%, increase compared to EBIT for the year ended March 31, 2003 of US$394 million.  The increase was due primarily to a US$58 million increase in Rinker Materials EBIT and a US$42 million increase in Readymix EBIT, with the increase in Rinker Materials EBIT reflecting a full year contribution from the Kiewit acquisition and increased volumes and prices in the aggregate and concrete and block operations.  The increase in Readymix EBIT reflects the contribution from fiscal year 2004 acquisitions and improved prices and volumes.

EBIT for the fiscal year 2003 included corporate costs of US$8 million which represented an estimate of total corporate costs which would reasonably be expected to have been incurred by Rinker if it had been a separately listed company for the periods reported.   Corporate costs included in EBIT for the fiscal years 2005 and 2004 amounted to US$12 million and US$9 million respectively.

Borrowing costs

Borrowing costs were US$52 million in fiscal year 2005 and US$59 million in each of fiscal years 2004 and 2003.   Average outstanding debt was lower in fiscal year 2005 from fiscal year 2004 which resulted in the lower borrowing costs.  Rinker debt is predominantly borrowed by Rinker Materials and borrowing costs are predominantly incurred in Rinker Materials.

Interest income

Interest income was US$19 million in fiscal year 2005 compared to less than US$12 million in fiscal year 2004 and less than US$1 million in fiscal year 2003.  The increase in interest income in fiscal years 2005 and 2004 reflects strong cash flows in both years and cash balances received from CSR on demerger during both fiscal years 2004 and 2003.   Cash balances have been invested in short term interest bearing investments pending investment in acquisition opportunities. At the end of fiscal year 2005 Rinker had approximately US$531 million on short term deposit, principally in A$ accounts earning approximately 5.5% interest.

Income tax expense relating to ordinary activities

Income tax expense relating to ordinary activities increased by US$88 million to US$237 million in fiscal year 2005, compared to US$149 million in fiscal year 2004 and US$117 million in fiscal year 2003. The Rinker group’s effective tax rate increased from 33.4% in fiscal year 2004 to 35.1 % in fiscal year 2005 and compares to 35.0% in fiscal year 2003.  The increase in the Rinker group’s effective tax rate in fiscal year 2005 reflects a slightly higher proportion of the Rinker group’s EBIT being derived in the United States, where the federal rate of 35% plus state tax on earnings is higher than the corporate rate of 30% in

Australia.  In fiscal year 2004 the Rinker Materials effective rate was lower also due to one-time tax refunds principally due to finalization of tax returns on recent acquisitions.

Net profit attributable to members of Rinker

The net profit attributable to members of Rinker increased by US$137 million or 46% to US$433 million for fiscal year 2005 from US$296 million for fiscal year 2004 and US$216 million for fiscal year 2003.

Net profit attributable to members of Rinker of US$433 million in fiscal year 2005 comprised EBIT of US$707 million plus interest income of US$19 million less borrowing costs of US$52 million, tax expense of US$237 million, and outside equity interests of US$5 million.

Net profit attributable to members of Rinker of US$296 million in fiscal year 2004 comprised EBIT of US$493 million plus interest income of US$12 million less borrowing costs of US$59 million, tax expense of US$149 million, and outside equity interests of US$1 million.

4.              Results of operations for Rinker Materials segments

Rinker Materials has five business segments: Aggregate; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other.  Rinker Materials records its transactions in its own financial statements in US dollars.  Results of operations in US$ for Rinker Materials for the years ended March 31, 2005, 2004, and 2003 are set out below.

	Rinker Materials Business Segment Trading revenues and EBIT (3) US$ millions Year Ended March 31,
	2005		2004		2003
	Trading		Trading		Trading
	revenues	EBIT	revenues	EBIT	revenues	EBIT
Aggregates	907.0	172.1	802.6	138.2	626.0	104.0
Cement	421.0	109.0	377.0	95.5	327.2	86.8
Concrete, concrete block and asphalt	1,636.9	197.2	1,365.0	116.4	1,010.1	85.8
Concrete pipe and products	472.1	81.5	421.4	53.1	437.0	60.1
Other (2)	461.6	18.3	410.6	(11.4)	396.6	(3.1)
Eliminations (1)	(577.1)	—	(509.0)	—	(413.9)	—
Total Rinker Materials in US$	3,321.5	578.1	2,867.6	391.8	2,383.0	333.6

(1)          Aggregates and Cement sell products to other Rinker Materials segments. This internal revenue is eliminated on consolidation.

(2)          Other includes Gypsum Supply, Prestressed concrete (sold in December 2004), Polypipe (sold in February 2005) and Rinker Materials corporate costs.

(3)          EBIT means profit on ordinary activities before finance and income tax in accordance with Australian GAAP.

i.                 Aggregates

The results of operations for the Aggregates segment for the years ended March 31, 2005, 2004, and 2003 are set out below.

	Year ended March 31
US$ million	2005	2004	2003
External revenue (1)	554.6	488.1	387.3
Inter segment revenue (2)	352.4	314.5	238.7
Trading revenue	907.0	802.6	626.0
EBIT	172.1	138.2	104.0
EBIT margin % (3)	19.0	17.2	16.6

(1)          External revenue means revenue from customers not part of the Rinker group

(2)          Inter segment revenue means revenue from customers within the Rinker group

(3)          EBIT margin % is EBIT divided by trading revenue

Aggregates trading revenue has increased over the last three fiscal years as a result of both volume and price increases. Volumes have increased with the growth of residential construction in Florida and Arizona, and growth in highway spending in Florida and Georgia.  Between fiscals years 2004 and 2003 the increase in Aggregates volume was principally due the acquisition of Kiewit in September 2002 with operations in Arizona, Oregon, northern California and other western states, and a number of acquisitions in prior years in Florida, Nevada, Tennessee and Kentucky.  Aggregates prices have generally increased at or greater than inflation.

Year ended March 31, 2005 compared to the year ended March 31, 2004

Trading Revenue:  Trading revenue of US$907.0 million for the year ended March 31, 2005 represented a US$104.4 million, or 13%, increase compared to trading revenue for the year ended March 31, 2004 of US$802.6 million.

The increase principally reflects:

•                  Increased prices and volumes in the Florida market, which accounted for increased trading revenue of approximately US$59 million;

•                  Price improvement across all Rinker Materials western markets, particularly Arizona, Portland, Nevada and Everett in Washington state, with an overall increase in trading revenue of US$36 million; and

•                  Increased prices and volumes in Georgia, Kentucky and Tennessee where trading revenue increased by US$9 million, including the impact from the purchase of the Loven concrete business in Tennessee in April 2004 which subsequently sourced more of its aggregates requirements from Rinker Materials operations

EBIT:  EBIT of US$172.1 million for the year ended March 31, 2005 represented a US$33.9 million, or 25%, increase compared to EBIT for the year ended March 31, 2004 of US$138.2 million.  This was due principally to an increase in average prices of 9%, with improvement generally achieved across most markets and ahead of cost inflation.  The EBIT margin increased by 1.8 percentage points to 19.0%

Year ended March 31, 2004 compared to the year ended March 31,2003

Trading Revenue:  Trading revenue of US$802.6 million for the year ended March 31, 2004 represented a US$176.6 million, or 28%, increase compared to trading revenue for the year ended March 31, 2003 of US$626.0 million.

The increase principally reflected:

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

EBIT:  EBIT of US$138.2 million for the year ended March 31, 2004 represented a US$34.2 million, or 33%, increase compared to EBIT for the year ended March 31, 2003 of US$104.0 million. This was due principally to a full year’s contribution from the September 2002 Kiewit acquisition, which increased its EBIT contribution by approximately US$23 million compared to the year ended March 31, 2003.  Volume and price improvements in “heritage businesses” (heritage businesses include acquisitions that have been included in Rinker Materials results for the full prior fiscal year) also contributed to the increased EBIT.

ii.             Cement

The results of operations for the Cement segment for the years ended March 31, 2005, 2004, and 2003 are set out below.

	Year ended March 31
US$ million	2005	2004	2003
External revenue (1)	196.3	182.5	151.9
Inter segment revenue (2)	224.7	194.5	175.3
Trading revenue	421.0	377.0	327.2
EBIT	109.0	95.5	86.8
EBIT margin % (3)	25.9	25.3	26.5

(1)          External revenue means revenue from customers outside the Rinker group

(2)          Inter segment revenue means revenue from customers within the Rinker group

(3)          EBIT margin % is EBIT divided by trading revenue

Trading revenue growth over the last three fiscal years was driven principally by volume increases and strong price growth during the year ended March 31, 2005.

Year ended March 31, 2005 compared to the year ended March 31, 2004

Trading Revenue:  Trading revenue of US$421.0 million for the year ended March 31, 2005 represented a US$44.0 million, or 12%, increase compared to the trading revenue for the year ended March 31, 2004 of US$377.0 million.  The increase in trading revenue reflected a 13% average increase in prices, partly offset by a 2% decline in volumes.

Supply shortages in Florida, and shipping shortages which restricted imports, significantly increased the cost of imported cement, enabled strong price growth following flat prices in fiscal year 2004, while the fall in volumes was a result of reduced bulk sales to other major producers following their increased manufacturing capacity coming on line.

EBIT:  EBIT of US$109.0 million for the year ended March 31, 2005 represented a US$13.5 million, or 14%, increase compared to EBIT for the year ended March 31, 2004 of US$95.5 million.  This was primarily due to increased prices.

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

iii.         Concrete, concrete block and asphalt

The results of operations for the Concrete, concrete block and asphalt segment for the years ended March 31, 2005, 2004, and 2003 are set out below.

	Year ended March 31
US$ million	2005	2004	2003
Trading revenue	1,636.9	1,365.0	1,010.1
EBIT	197.2	116.4	85.8
EBIT margin % (1)	12.0	8.5	8.5

(1)                                  EBIT margin % is EBIT divided by trading revenue

Trading revenue growth over the last three fiscal years has been driven by both volume and price increases.  The increase in volumes reflects acquisitions, particularly Kiewit in September 2002, and the growth in underlying markets.

Year ended March 31, 2005 compared to the year ended March 31, 2004

Trading Revenue:  Trading revenue of US$1,636.9 million for the year ended March 31, 2005 represented a US$271.9 million, or 20%, increase compared to trading revenue for the year ended March 31, 2004 of US$1,365.0 million. Approximately 70% of the increased revenue was in the Florida market, where both concrete and block volumes were at record levels, mainly due to growth in the Florida residential market.

Overall, concrete volumes were ahead of the previous year by 6% and average prices were up 12%.  Average block prices increased by 17% and volumes were up by 13%.

EBIT:  EBIT of US$197.2 million for the year ended March 31, 2005 represented a US$80.8 million, or 69%, increase compared to EBIT for the year ended March 31, 2004 of US$116.4 million.

Approximately 72% of the EBIT increase was in the Florida market, where housing activity remained very strong.  Operations in Arizona, Nevada, and northern California where also strongly ahead of the previous year, and in Tennessee a slowly improving economic outlook, and the purchase of Loven concrete, assisted results.

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

Excluding Kiewit, concrete volumes increased by 11% and concrete block volumes increased by 16%.  Also excluding Kiewit, average concrete prices increased by 3% and block prices by 4%.

EBIT:  EBIT of US$116.4 million for the year ended March 31, 2004 represented a US$30.6 million, or 36%, increase compared to EBIT for the year ended March 31, 2003 of US$85.8 million. The increase in EBIT mainly reflected the full year contribution to EBIT from the acquisition of Kiewit.  In total, the incremental contribution to EBIT in the year ended March 31, 2004 from this acquisition was approximately US$16 million.

The strong Florida residential market accounted for the balance of the increase in EBIT.  Smaller EBIT improvement in Tennessee concrete and Nevada concrete block and New Mexico concrete block was offset by weaker results in Nevada concrete and Everett concrete and asphalt.

iv.           Concrete pipe and products

The results of operations for the Concrete pipe and products segment for the years ended March 31, 2005, 2004, and 2003 are set out below.

	Year ended March 31
US$ million	2005	2004	2003
Trading revenue	472.1	421.4	437.0

EBIT	81.5	53.1	60.1

EBIT margin % (1)	17.3	12.6	13.8

(1)          EBIT margin % is EBIT divided by trading revenue

EBIT lifted sharply and margin growth in the concrete pipe and products segment were restored in the year end March 31, 2005 with improvement in market conditions that had been depressed in the previous two fiscal years, along with significant operational cost improvements.

Year ended March 31, 2005 compared to the year ended March 31, 2004

Trading Revenue:  Trading revenue of US$472.1 million for the year ended March 31, 2005 represented a US$50.7 million, or 12%, increase compared to trading revenue for the year ended March 31, 2004 of US$421.4 million. This improvement was principally due to a 5% increase in volumes combined with a 7% increase in prices compared to the previous year.

EBIT:  EBIT of US$81.5 million for the year ended March 31, 2005 represented a US$28.4  million, or 53%, increase compared to EBIT for the year ended March 31, 2004 of US$53.1 million.

This reflects principally:

•                  Increased volume, from both improved economic conditions across most states and market share gains (US$6 million);

•                  Gross margin recovery, with price increases more than offsetting sharply higher costs for steel, cement and fuel (US$17 million); and

•                  Completion of facility rationalization programs in the prior fiscal year, which had adversely impacted that year’s EBIT by US$5 million.

Year ended March 31, 2004 compared to the year ended March 31,2003

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

This reflected principally:

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

v.               Other

The results of operations for the Other segment for the years ended March 31, 2005, 2004, and 2003 are set out below. This segment includes gypsum supply, Rinker Materials’ corporate unallocated costs, and the pre-stressed concrete and polyethylene pipe businesses, which were divested during the fiscal year ended March 31, 2005.

	Year ended March 31
US$ million	2005	2004	2003
Trading revenue	461.6	410.6	396.6

EBIT excluding Rinker Materials corporate unallocated costs	36.4	8.3	8.1

Rinker Materials corporate unallocated costs	(18.1)	(19.7)	(11.2)

EBIT	18.3	(11.4)	(3.1)

Year ended March 31, 2005 compared to the year ended March 31, 2004

Trading Revenue:  Trading revenue of US$461.6 million for the year ended March 31, 2005 represented a US$51.0 million or 12% increase compared to the trading revenue for the year ended March 31, 2004 of US$410.6 million.

Gypsum supply trading revenue increased by 42%, primarily due to price increases across the range of building materials sold by the business, which include wallboard, metal framing, stucco cement and accessories.  Volumes also increased, with wallboard volume 4% higher than the previous fiscal year.

The Prestress business was divested in December 2004 for estimated total cash proceeds of around US$45 million.  This includes US$33 million received from the purchaser and approximately US$12 million expected to be realized from the liquidation of working capital retained by Rinker.  Prior to the sale the business had contributed revenue of US$58 million, and during the last quarter additional revenue of US$9 million has been recorded from delivery of product manufactured prior to divestment and included in retained working capital.

The Polypipe polyethylene pipe and pipe liners business was divested in February 2005 for sale proceeds of US$67 million.  Prior to the sale the business had contributed revenue of US$96 million.

EBIT:  Excluding Rinker Materials’ corporate unallocated costs, EBIT was US$36.4 million for the year ended March 31, 2005 representing a US$28.1 million increase compared to EBIT of US$ 8.3 million for the year ended March 31, 2004.  The segment EBIT includes the trading results from the gypsum supply, prestress and polypipe operations, as well as the gain/loss on the divestments.

Gypsum Supply EBIT was sharply higher, primarily due to improved margins as selling prices increased faster than rapidly increasing product costs in an environment of very tight supply, and from the higher volume.

The divestment of Prestress was below book value, resulting in a non-cash pre-tax book loss of approximately US$15 million.  The operations were incurring trading losses prior to the sale.

The divestment of Polypipe realized a book gain before tax of around US$8 million.  Trading operations prior to the divestment had been favorable, assisted by strong demand from the oil and gas industry for pipeline products.

Rinker Materials’ corporate unallocated costs decreased by US$1.6 million to US$18.1 million compared to costs of US$19.7 million for the prior fiscal year, benefiting from favorable self insurance liability adjustments.  Costs are net of gains on land sales that were approximately US$0.4 million lower than the previous year.

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

Prestress trading revenue decreased by 17%, reflecting lower market activity in the US Midwest.  In March 2004, the Lafayette, Indiana and Henderson, Kentucky plants were sold.

Polypipe trading revenue increased by 23% from an increase of 8% in polyethylene pipe volumes and 18% in prices.

EBIT:  Excluding Rinker Materials’ corporate unallocated costs, EBIT was US$8.3 million for the year ended March 31, 2004 representing a US$0.2 million or 2% increase compared to EBIT of US$8.1 million for the year ended March 31, 2003.

Gypsum Supply EBIT increased by US$1.8 million from the increase in drywall volumes and a 3% improvement in gross margin.

Polypipe EBIT increased by US$5.1 million in the year ended March 31, 2004 from the increase in volume and price.

Prestress results decreased, mainly as a result of a US$10.5 million impairment write-down in the value of the business taken in September 2003.  The prestress business was 100% exposed to the weak US commercial construction sector.  Excluding the write-down, Prestress results improved following completion of a few technically challenging projects that had incurred additional costs in the year ended March 31, 2003.

Rinker Materials’ corporate unallocated costs increased by US$8.5 million to US$19.7 million for the year ended March 31, 2004 compared to costs of US$11.2 million for the prior year.  Costs are net of gains on land sales that decreased by US$11.4 million from the previous year.

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

Given that Readymix records its transactions in its own financial statements in Australian dollars,  the following management discussion and analysis of the financial results also identifies the impact of currency exchange rates on results.

The results of operations for the Readymix segment have been set out in Australian dollars starting at page 83, below.

	Year ended March 31
US$ million	2005	2004	2003

Trading revenue	990.9	838.6	572.5

EBIT	140.4	110.1	67.8

EBIT margin % (1)	14.2	13.2	11.8

(1)                                  EBIT margin % is EBIT divided by trading revenue

Year ended March 31, 2005 compared to the year ended March 31, 2004

Trading Revenue:  Trading revenue of US$990.9 million for the year ended March 31, 2005 represented a US$152.3 million, or 18%, increase compared to trading revenue for the year ended March 31, 2004 of US$838.6 million.  This reflected a US$97.5 million movement in constant currency and an increase of US$54.8 million caused by the 6% change in the A$/US$ exchange rate.

The increase in constant currency trading revenue was due to volume and price improvement in all Australian product lines.

Australian concrete volumes increased by 9%, aggregate volumes by 2%,  and concrete pipe and products volumes by 13% in fiscal 2005.  Volumes were assisted by continued growth in the Australian construction sector, and included a full year contribution from acquisitions during the year ended March 31, 2004. Concrete prices increased by 5%, aggregate by 11%, and concrete pipe and products by 4% in fiscal 2005.

In China, concrete volumes were ahead of the previous fiscal year by 15% reflecting large project work, but the economy slowed during the year, which combined with intense competition resulted in a decline in average prices of 6%.

EBIT:  EBIT of US$140.4 million for the year ended March 31, 2005 represented US$30.3 million, or 28%, increase compared to EBIT of US$110.1 million for the year ended March 31, 2004. This reflected a US$22.8 million movement in constant currency and an increase of US$7.5 million caused by the 6% change in the A$/US$ exchange rate.

The increase in constant currency reflects principally:

•                  Margin improvement in each of the Australian concrete, aggregate and concrete pipe and products operations, from the achievement of strong volume and price growth (US$14 million);

•                  A full year contribution from the Excel, Broadway & Frame, Edwards & Beerwah acquisitions in fiscal year 2004 (US$4 million);

•                  The adoption of tax consolidation by Cement Australia, which resulted in a favorable US$10 million increase in the Readymix share of joint venture after tax earnings (which is equity accounted into Rinker EBIT);

•                  Sharply improved results from the other Readymix joint venture operation, Emoleum (US$5 million); and

•                  Reduced EBIT (US$10 million) from the China operations impacted by a slowing economy and increased provisions for doubtful customer receivables.

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

The increase in constant currency trading revenue was approximately evenly divided between volume improvement in the heritage business, the contribution from acquisitions, and price improvement across all product lines.  Acquisitions included the Excel quarry and concrete business in southeast Queensland, Broadway & Frame in Victoria, two other small acquisitions in Australia and Qingdao concrete in China.  Concrete volumes and aggregate volumes, assisted by the acquisitions, increased by 18% and 15% respectively.  Pipe and concrete products volume increased by 5%.  Concrete prices increased by 5%, aggregate prices by 3%, and concrete pipe prices by 6%.

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

The table below sets out the Rinker group’s statements of cash flows for the years ended March 31, 2005, 2004, and 2003.

Statements of cash flows (1)

	Year ended March 31
(US$ million)	2005	2004	2003
Net cash from operating activities	659.4	660.6	514.3
Net cash used in investing activities	(177.6)	(231.0)	(592.5)
Net cash (used in) from financing activities	(237.6)	(244.7)	172.7
Net increase in cash held	244.2	184.9	94.5

(1)          A reconciliation of net profit attributable to members of Rinker group to net cash from operating activities (including movements in working capital) is set out in the financial statements included elsewhere in this annual report.

Cash flows from operating activities in the year ended March 31, 2005 of US$659.4 million represented a US$1.2 million, or 0.2%, decrease compared to US$660.6 million in the year ended March 31, 2004.  This was principally due to improved EBIT of US$214.0 million, with approximately 40% of the increase from the Concrete, concrete block and asphalt segment due to strong growth in both price and volume, 6% from the Cement segment, due mainly to price increases, and the balance spread relatively evenly over the other segments, offset by US$152.5 million increase in working capital needs and US$112.9 million increase in income tax payments than in the year ended March 31, 2004.  Cash flows from operating activities in the year ended March 31, 2004 of US$660.6 million represented a US$146.3 million, or 28%, increase compared to US$514.3 million in the year ended March 31, 2003.  This was principally due to improved EBIT of US$98.8 million, about 30% from the Kiewit acquisition and improvements in aggregate price and volumes, 30% from improved concrete and concrete block volumes in Florida, and 40% from price and volume improvements in Florida.  Net investing cash flows consist primarily of capital expenditure necessary to maintain the productive capacity of the Rinker group, outflows relating to acquisitions (net of cash acquired), and net proceeds from divestments.

Capital expenditure including purchases of controlled entities and businesses, were as follows:

	Year ended March 31
US$ millions	2005	2004	2003
Rinker Materials	239	176	639
Readymix	75	84	22
Total Rinker group	314	260	661

Rinker Materials acquired Kiewit during the year ended March 31, 2003 for US$540 million.  There were no material acquisitions in the year ended March 31, 2005 or 2004.

Acquisitions, particularly large ones, have been slow across the industry during the last two years, and Rinker’s capital expenditure has mainly comprised smaller, “bolt-on” acquisitions and expansion of the heritage operations, as well as operating capital expenditure to maintain capacity.  In fiscal year 2005 acquisitions comprised six small concrete or concrete and quarry operations – two in Florida and one each in Nevada, Tennessee, Oregon, and New South Wales in Australia.

Heritage operations were expanded with the completion or expansion of two concrete plants and two concrete block plants in Florida and associated expenditure to expand aggregate capacity and concrete mixer and block truck fleets to service these plants.  In Australia, a concrete plant was also completed at Fyshwick, Canberra.  A number of new concrete and concrete block plants are under construction in Florida, and in Australia construction began on three new concrete plants at Kawana on Queensland’s Sunshine Coast, Humpty Doo in the Northern Territory, and at Grantville in Melbourne, Victoria (in a joint venture with Boral Limited).

At March 31, 2005, the Rinker group had capital expenditure commitments of US$55.8 million outstanding.

Capital resources

The Rinker group’s debt profile during fiscal years 2005, 2004, and 2003 has been as follows:

Group Debt Profile as at March 31

(US$ millions, except where indicated)	2005	2004	2003
Long term debt (1)	610.9	912.4	1,051.5
Total debt (2)	868.0	929.8	1,213.2
Net debt (3)	279.8	601.3	948.9
Net debt to capitalization ratio (4)	9.7%	20.9%	33.5%

(1)          Debt maturing in excess of 12 months from period end.

(2)          Long term debt plus short-term debt (including bank overdrafts).

Total Debt as at March 31

(US$ millions)	2005	2004	2003
Current interest-bearing debt	257.1	17.4	161.7
Non-current interest-bearing debt	610.9	912.4	1,051.5
Total debt	868.0	929.8	1,213.2

(3)          Total debt less cash and short term lending, including cash owed in 2003 by CSR of US$153.3 million.

Net Debt as at March 31

(US$ millions)	2005	2004	2003
Total debt	868.0	929.8	1,213.2
Cash assets	(588.2)	(328.5)	(264.3)
Net debt	279.8	601.3	948.9

(4)          Ratio of net debt to net debt plus total shareholders’ equity.

Net debt to capitalization ratio as at March 31

(US$ millions, except where indicated)	2005	2004	2003
Net debt	279.8	601.3	948.9
Total shareholders’ equity	2,619.8	2,280.6	1,884.2
Net debt to capitalization ratio	9.7%	20.9%	33.5%

Rinker’s management uses net debt and capitalization ratio information to assess the financial position of the Rinker group and believes it is useful to investors because it relates the net debt levels of the group to the equity of the business.  Net debt does not include off balance sheet financial commitments, such as operating leases or other commitments.  Net debt to capitalization ratio does not represent a measure of solvency, nor liquidity, nor Rinker’s ability to pay debts or make other required payments as they fall due.  This non-GAAP measure should not be considered a substitute for the statement of financial position included elsewhere in this annual report.

Debt facilities

As at March 31, 2005 the Rinker group had debt facilities comprised as follows:

Type	Maturing	Limits / Outstanding US$ million
Uncommitted working capital	Annual review	131.3
Bank loans	March 2006 – April 2009	1,177.5
Commercial Paper	No fixed maturity	400.0
Rinker Materials Bonds	July 2005	250.0
Rinker Materials Private Placement	August 2010	100.0
Rinker Materials Private Placement	December 2010	100.0
Rinker Materials Bonds	July 2025	149.9

As of March 31, 2005, the Rinker group is in compliance with all debt covenants.

Bank loans

Rinker Materials has established banking credit facilities of US$1,177.5 million at March 31, 2005 (of which US$670.7 million were undrawn at March 31, 2005). These are revolving cash advance facilities provided by the Rinker group’s eight relationship banks on a bilateral basis.  The borrowings under each of these bilateral facilities are guaranteed by Rinker.  In total, the facilities provided have four maturities as follows:

•                  US$225.0 million, which mature 364 days from initial draw down notice date;

•                  US$307.5 million, which mature in April 2007.

•                  US$495.0 million, which mature in April 2008.

•                  US$150.0 million, which mature in April 2009.

Interest is payable by Rinker Materials on amounts drawn under the facilities at LIBOR plus a margin.  The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature and vary by tranche for each individual bank.  Facilities totaling US$562.5 million feature credit margins that are fixed over the life of the agreement, while facilities totaling US$615 million feature margins that are set by reference to the actual levels of gearing (defined as net debt divided by “EBITDA” which means consolidated profit from ordinary activities before finance, income tax, depreciation and amortization, in accordance with Australian GAAP) or interest cover (defined as EBITDA divided by net interest expense) reported by Rinker and calculated on a rolling 12 month basis, using publicly reported consolidated half yearly and annual results.  Based on Rinker’s results at March 31, 2005, the overall weighted average margin over LIBOR across all facilities was approximately 0.32% per annum.

The facilities contain customary provisions relating to events of default, which could trigger early repayment. The facilities also contain certain restrictive covenants and financial covenants that are customary for facilities of this nature.  The restrictive covenants limit the addition of new secured debt (generally not to exceed 10% of consolidated assets of Rinker group) and the amount of debt permitted to be incurred by entities other than Rinker and Rinker Materials (not to exceed 15% of consolidated assets of Rinker group).  The financial covenants specify a maximum net debt to EBITDA ratio (3 times) and a minimum EBITDA divided by net interest expense ratio (3.25 times) that must be maintained, with both covenants calculated on a rolling 12 month basis using publicly reported consolidated half yearly and annual results.  Other than the requirements to comply with the limitations and satisfy the ratios set forth above, the facility agreements do not restrict the borrowing of additional amounts of unsecured debt by companies in the Rinker group as long as the loans under the credit facilities have at least the same preference in the sharing of assets upon liquidation as any additional unsecured obligations. There are no credit rating downgrade triggers that could cause early repayment under these facilities.

Commercial Paper

Rinker Materials can issue from time to time commercial paper under a US commercial paper program that was established in 1991.

The program has no maturity and allows for a maximum of US$400 million of notes to be issued and outstanding at any one time.  The notes have maturities up to 270 days from the date of issuance and are issued at par less a discount representing an interest factor or, if interest bearing, at par.  As at March 31, 2005, US$250 million in aggregate principal amount of notes were issued and outstanding under the program.

US$ Bonds

Rinker group companies have outstanding US$ bonds as follows:

2005 bonds

The indenture governing the US$250 million bonds outstanding paying interest of 6.875% per annum guaranteed by CSR and due on July 21, 2005 was amended to add Rinker as guarantor of Rinker Materials’ obligations under the indenture on the same terms and conditions as the existing guarantee from CSR.

Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR’s guarantee in respect of the 2005 bonds. To support its indemnity, Rinker Materials has procured, under its US$1,177.5 million credit facilities, bank letters of credit for CSR’s benefit, for any obligations that come due under CSR’s guarantee obligations in respect of the 2005 bonds.

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

The notes contain customary provisions relating to events of default, which could trigger early repayment. The notes also contain certain restrictive covenants and financial covenants that are customary for financings of this nature.  The restrictive covenants limit the addition of priority debt (generally not to exceed 25% of consolidated assets of Rinker group), where priority debt is defined as debt secured in priority to the notes and debt incurred by entities other than Rinker and Rinker Materials.  The financial covenants specify a maximum net debt to EBITDA ratio (3.5 times) and a minimum EBITDA divided by net interest expense ratio (2.75 times) that must be maintained, with both covenants calculated on a rolling 12 month basis using publicly reported consolidated half yearly and annual results.  Other than the requirements to comply with the limitations and satisfy the ratios set forth above, the notes do not restrict the borrowing of additional amounts of unsecured debt by companies in the Rinker group as long as the notes have at least the same preference in the sharing of assets upon liquidation as any additional unsecured obligations.  There are no credit rating downgrade triggers that could cause early repayment of the notes.

Other borrowings

At March 31, 2005 Rinker group entities had in place uncommitted working capital facilities available for short-term cash advances and the issuance of letters of credit and bank guarantees which totaled US$131 million.  US$75 million in letters of credit and bank guarantees were issued against these working capital facilities at March 31, 2005.

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

2003	US$2.8 million
2004	US$1.3 million
2005	US$1.5 million

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

E.              Off-balance sheet financial arrangements

The Rinker group does not use special purpose vehicles or any other significant form of off-balance sheet financing.  Details of the Rinker group’s use of financial instruments are included in “Item 11 - Quantitative and Qualitative Disclosures about Market Risks” and Note 28 of the financial statements included elsewhere in this annual report.

Guarantees have been made in respect of self-insured workers compensation obligations and in lieu of contract retention payments, deposits for rehabilitation of quarry sites and for insurance policy deductible amounts, with the majority of terms up to one year as described in Note 37 of the financial statements, included elsewhere in this annual report.

The Rinker group has certain off-balance lease obligations in the form of operating leases as outlined in the table of “Contractual Obligations and Commercial Commitments” below.

F.              Contractual obligations and commercial commitments

The Rinker group’s short term and long-term obligations and commitments are detailed below:

	Payments Due by Period
US$ million As at March 31, 2005	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Short-term debt (excluding interest)	257.0	257.0	—	—	—
Long-term debt (excluding interest)	610.6	—	10.9	248.8	350.9
Lease obligations – Finance leases	0.4	0.1	0.3	—	—
Lease obligations – Operating leases	186.5	38.9	52.6	33.9	61.1
Contracted capital expenditure	55.8	55.8	—	—	—
Other long-term obligations	52.2	5.5	28.2	12.8	5.7
Total contractual cash obligations	1,162.5	357.3	92.0	295.5	417.7

Rinker believes these short-term and long-term obligations and commitments will be satisfied through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and proposed financing facilities described above.

Details of the long-term debt arrangements above are included in “Item 5.B. - Liquidity and Capital Resources.”

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

G.            Major restructuring and rationalization charges

No material restructuring or rationalization charges were incurred in fiscal years 2005, 2004 or 2003.

H.            Details of defined benefit pension plans

Details of the Rinker group superannuation arrangements are included in Note 40 to the financial statements included elsewhere in this report.  Rinker and its controlled entities participate in a number of superannuation funds in Australia, the United States and other countries where they operate.  The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation, or disablement, or to their dependents on death.  Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees.  Rinker and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

Asset Backing

The assets of the US based superannuation funds were not sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee.  Using US GAAP methods and assumptions under SFAS No. 87 “Employers’ Accounting for Pensions” (SFAS 87), the total deficit of the US plans is US$22.6 million as of December 31, 2004 and is detailed by plan in the table below under “Defined Benefit Funds sponsored by Rinker group entities”.  This reflects the projected benefit obligation at December 31, 2004.  Note 33 to the financial statements includes further information on the US plans, including measurements of the plan deficits on alternative bases that are also consistent with US GAAP.

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

Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus.  Under Australian GAAP, these contributions are expensed in the period they are incurred.  The currently assessed shortfall of net market value of plan assets compared to accrued benefits in the US based defined benefit funds has not been recognized as a liability in the financial statements as Rinker and its controlled entities do not presently have a legal or constructive obligation to meet the deficit, other than the annually determined minimum funding amount.  The annually determined minimum funding amount has been appropriately recognized as a liability at year-end.

Harwood Superannuation Fund

In Australia, Rinker group entities participate in the Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker group employees who are currently members of that fund and any new employees who become members of that fund.  CSR Limited and Rinker each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which are revalued by the actuary at least annually.  Rinker Group Limited is responsible for the obligations with respect to benefits accrued after the demerger relating to individuals who are employed within the Rinker group post demerger by their respective group companies.

Defined Benefit Funds Sponsored by Rinker Group Entities (US$ million)	Projected Benefit Obligation	Market Value of Assets	Surplus (Deficit)	Employer Contributions for the Year
Harwood Superannuation Fund Defined Benefit Division(a)
Pre-Demerger component	4.1	6.6	2.5	0.0
Post-Demerger component	0.9	1.5	0.6	0.5
Rinker Materials Corporation Defined Benefit Pension Plan(b)	16.9	11.6	(5.3)	1.4
Rinker Materials Corporation Retirement Income Plan(b)	28.9	16.5	(12.4)	3.7
United Metro/San Xavier Collectively Bargained Pension Plan(b)	19.3	14.4	(4.9)	2.2

(a)          The amounts are calculated in accordance with US GAAP methods and assumptions to show the projected benefit obligation under SFAS No. 87 with a measurement date of March 31, 2005.  The actuarial review was performed by K. Knapman FIAA.

The Fund was separated into two separate plans from the date of demerger, a Rinker group plan and a CSR Limited plan.  Each of the plans comprises a pre and post demerger component.  Shown above is information on the pre and post demerger components of the Rinker group plan.

As at March 31, 2005, the assets attributable to the Rinker group and CSR Limited combined predemerger plan were 118% of the corresponding actuarial liabilities as calculated under Australian rules.  There is an enforceable obligation for Rinker and CSR Limited to contribute such amounts as to ensure that the assets are not less than 120% of the amount required to meet the accrued defined benefit liabilities as at the demerger date.  CSR Limited has made available to the fund a bank guarantee to satisfy this obligation.  The actuary revalues the accrued benefit liabilities at least annually.  Rinker is required to cover, in effect, 50% of such obligations.  CSR Limited is required to cover, in effect, the remaining 50%.

As at March 31, 2005, the assets attributable to the post demerger Rinker Group plan were 140% of the corresponding actuarial liabilities as calculated under Australian rules.  There is an enforceable obligation for Rinker to contribute such amounts as to ensure that the assets are not less than 120% of the amount required to meet the actuarial liabilities.  The actuary revalues the accrued benefit liability at least annually.

(b)         The amounts are calculated in accordance with US GAAP methods and assumptions to show the projected benefit obligation under SFAS No. 87 with a measurement date of December 31, 2004.  The actuarial review was performed by Michael Von Behren EA MAAA.

The key assumptions used in the calculations of pension accrued benefits and market value of assets as shown in the above table (weighted by total fund assets) were: discount rate (applicable to all plans listed above): 5.9%, compensation increase (applicable to Harwood Superannuation Fund and Rinker Materials Corporation Retirement Income Plan):  4.2% and rate of return on assets (applicable to all plans listed above):  7. 8%.

In addition, Rinker Materials contributes to a number of multi-employer defined benefit plans, under the terms of enterprise bargaining/union agreements.  Contributions to these plans are expensed in the period incurred, and amounted to US$11.0 million or A$14.9 million during 2005 (2004: US$9.9 million, A$14.2 million).

US GAAP

In addition to the table above, the US GAAP impact is described in Note 40 to the financial statements included elsewhere in this report.

I.                 Supplementary Operating and Financial Review and Prospects - Australian Dollars

Certain information presented in US$ in Item 5 - A to H above has been represented below in A$.

1.              Supplementary Management discussion and analysis of the financial results – Australian Dollars

For the year ended March 31, 2005, over around 80% of the Rinker group’s trading revenue was generated by Rinker Materials in the US.  For the years ended March 31, 2005, 2004 and 2003, there were no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses.  The business activity in Australia is currently generating adequate cash flow to service the current level of Australian dollar dividends.  As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency. Set out below is performance information in A$. Performance information in US dollars is set out starting at page 50.

The average month end exchange rates used for translation of the Rinker Materials’ US$ transactions into A$ for the years ended March 31, 2005, 2004 and 2003 are set out in the table below.

	Year Ended March 31
	2005	2004	2003

US$/A$- average	0.7397	0.6977	0.5654
Year-on-year change	6%	23%	11%

Source:  average of Australian dollar hedge settlement rates at the end of the calendar month.

For further information regarding historical US$/A$ exchange rates, see “Item 3. E. – Supplementary Key Information - Australian Dollars Currency of Presentation and Exchange Rates” commencing on page 17.

i.      Overview — Year ended March 31, 2005 compared to the year ended March 31, 2004 and 2003

The Rinker group’s trading revenue and EBIT for the years ended March 31, 2005, 2004, and 2003 are set out below in Australian dollars. A further breakdown of the Rinker group’s results to net profit is included in the statement of financial performance in the financial statements, which are presented elsewhere in this annual report.

	Rinker group Trading revenues and EBIT A$ millions Year Ended March 31
	2005		2004		2003
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Rinker Materials	4,502	782	4,139	568	4,218	592
Readymix	1,341	191	1,201	158	1,014	119
Corporate costs	—	(16)	—	(13)	—	(13)
Total Rinker group	5,843	957	5,340	713	5,232	698

As previously defined under “Certain definitions,” “EBIT” means Profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

Trading revenue

In Australian dollars, the Rinker group’s trading revenues for the fiscal year ended March 31, 2005 were A$5,843 million compared to A$5,340 million for the fiscal year ended March 31, 2004. This represented an increase of A$503 million, or 9%.  Reported A$ trading revenues for Rinker Materials increased by A$363 million, reflecting an A$654 million increase in constant currency from improved trading, offset by a reduction of A$291 million caused by the 6% change in the US$/A$ exchange rate.  In Readymix, increased trading revenue of A$140 million was due principally to price and volume increases across all Australian product lines.

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

Cost of sales

In Australian dollars, cost of sales for the Rinker group increased by 5% to A$3,260 million in fiscal year 2005 from A$3,110 million in fiscal year 2004 which increased 1% from A$3,126 million in fiscal year 2003.  In Rinker Materials in fiscal year 2005, the Australian dollar reported cost of sales increased A$215 million, expressed in constant A$.  This was due principally to higher trading volumes, and higher costs for fuel, steel, and imported cement which have increased at rates above general inflation.  The effect of this was offset by the strengthening of the A$ relative to the US$ by 6%, reducing this increase by A$152 million.

As a percentage of trading revenue, cost of sales was 56% in fiscal year 2005, 58% in fiscal year 2004 and 60% for fiscal year 2003.  In fiscal year 2005, the percentage decreased due to strong price growth in all product lines and volume improvement largely using existing capacity. In fiscal year 2004 the reduction was due primarily to the inclusion of a full year of Kiewit, where the mix of aggregate, concrete and asphalt businesses have a lower cost of sales than concrete pipe, prestressed products, and gypsum wallboard.

Warehouse and distribution costs

In Australian dollars, Rinker group’s warehouse and distribution costs rose 12% to A$1,117 million in fiscal year 2005 from A$994 million in fiscal year 2004 and from A$932 million in fiscal year 2003. In Rinker Materials, a cost increase of A$163 million, expressed in constant Australian dollars, reflects the increase in trading volumes combined with sharply higher costs for fuel and ocean freight, which have increased at a faster rate than price increases.  The strengthening of the A$ relative to the US$ had the effect of reducing the increase by A$60 million.

Selling, general and administrative costs

In Australian dollars, selling, general and administrative costs increased 4% to A$551 million in fiscal year 2005 from A$529 million in fiscal year 2004 after having decreased 1% from A$537 million in fiscal year 2003.  In Rinker Materials an increase of A$6 million comprised an increase of A$31 million from operating activities offset by an A$25 million reduction from the 6% stronger A$ relative to the US$.  In fiscal year 2005 selling, general and administrative costs were 9.4% of trading revenue compared to 9.9% in fiscal year 2004 and 10.3% in fiscal year 2003.  Increased trading volumes and the integration of business acquisitions within existing administration cost structures, have reduced administration and other operating costs as a percentage of trading revenue, with operating cost improvements offsetting upward cost pressures in existing businesses and from the addition of new businesses.

Other revenue and expenses from ordinary activities

Other revenue, primarily related to the divestment of non-core businesses and the disposal of property, plant and equipment and other assets, was A$162 million in fiscal year 2005, an increase from A$45 million in fiscal year 2004 which represented an A$85 million decrease from A$130 million in fiscal year 2003.  In fiscal year 2005, the Prestress business was divested by Rinker Materials in December 2004 with revenue on disposal of A$42 million, and the Polypipe business was divested in February 2005 with revenue on disposal of A$86 million.  In fiscal year 2004 the largest item of the other revenue was the sale of surplus land in Florida for A$19 million.  All other transactions in fiscal years 2005 and 2004 related to the sale surplus property, plant and equipment, primarily in Rinker Materials and were all individually less than A$10 million.

Other expenses primarily represent the book value of businesses divested and property, plant and equipment and other assets sold.  In fiscal year 2005 other expenses included A$61 million book value of disposed assets in the Prestress business, and A$75 million book value of disposed assets in the Polypipe business.  In fiscal year 2004 other expenses additionally include an A$15 million impairment write-down in the value of the prestress business and a provision of A$6.5 million for rationalization of the Dayton, Ohio precast facility.

EBIT

The Rinker group’s EBIT of A$957 million for the year ended March 31, 2005 represented an A$244 million, or 34%, increase compared to EBIT for the year ended March 31, 2004 of A$713 million.  The increase was due to A$33 million increase in Readymix due to margin improvement from strong volume and price growth and increased contribution from joint venture earnings, combined with an A$214 million increase in Rinker Materials.  The increase in Rinker Materials reflects an A$270 million increase in constant A$ currency partly offset by an A$56 million negative impact from the stronger A$ relative to the US$.

The Rinker group’s EBIT of A$713 million for the year ended March 31, 2004 represented an A$15 million, or 2%, increase compared to EBIT for the year ended March 31, 2003 of A$698 million.  The increase was due to A$39 million increase in Readymix due to improved prices and volume offset by A$24 million decrease in Rinker Materials.  The decrease in Rinker Materials reflected a A$127 million negative impact from the stronger A$ relative to the US$ with Rinker Materials’ constant currency A$ EBIT increasing from A$592 million to A$695 million.

EBIT for the fiscal year 2003 included corporate costs of A$13 million, which represent an estimate of total corporate costs, which would reasonably be incurred by Rinker if it had been a separately listed company for the periods reported.  Corporate costs included in EBIT for the fiscal years 2005 and 2004 were A$16 million and A$13 million respectively.

Borrowing costs

Borrowing costs decreased by 18% to A$70 million in fiscal year 2005 from A$85 million in fiscal year 2004 and A$105 million in fiscal year 2003.  The decrease in fiscal year 2005 reflects reduced average outstanding debt balances due to strong cash flow and the impact of the stronger Australian dollar on translating interest on US dollar denominated debt. In fiscal year 2004, borrowing costs were also lower than fiscal year 2003, primarily as a result of the stronger Australian dollar impact of translating interest on US dollar denominated debt and lower market interest rates.

Interest income

Interest income was A$26 million in fiscal year 2005 compared to A$16 million in fiscal year 2004 and less than A$1 million in fiscal year 2003.  The increase in interest income in fiscal years 2005 and 2004 reflects strong cash flows in both years and cash balances received from CSR on demerger during both fiscal years 2004 and 2003. Cash balances have been invested in short term interest bearing investments pending investment in acquisition opportunities.  At the end of fiscal year 2005 Rinker had approximately A$689 million on short term deposit, principally in A$ accounts earning approximately 5.5% interest.

Income tax expense relating to ordinary activities

Income tax expense relating to ordinary activities increased by A$105 million to A$321 million in fiscal year 2005, compared to A$216 million in fiscal year 2004 and A$208 million in fiscal year 2003. The Rinker group’s effective tax rate increased from 33.6% in fiscal year 2004 to 35.2% in fiscal year 2005, reflecting a slightly higher proportion of the Rinker Group’s EBIT being derived in the United States, where the federal rate of 35% plus state tax on earnings is higher than the corporate rate of 30% in Australia.  In fiscal year 2004 the Rinker Materials effective rate was lower also due to one-time tax refunds principally from finalization of tax returns on recent acquisitions.

Net profit attributable to members of Rinker

The net profit attributable to members of Rinker increased by A$158 million or 37% to A$585 million for fiscal year 2005 from A$427 million for fiscal year 2004.

Net profit attributable to members of Rinker of A$585 million in fiscal year 2005 comprised EBIT of A$957 million plus interest income of A$26 million less borrowing costs of A$70 million, tax expense of A$321 million, and outside equity interests of A$7 million.

Net profit attributable to members of Rinker of A$427 million in fiscal year 2004 comprised EBIT of A$713 million plus interest income of A$16 million less borrowing costs of A$85 million, tax expense of A$216 million, and outside equity interests of A$1 million.

ii.    Results of operations for Rinker Materials segments – Australian Dollars

Rinker Materials records its transactions in its own financial statements in US$, and, generates all revenue and incurs all costs in US$.  As a result, virtually the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

For the purpose of the management discussion and analysis of the financial results of Rinker Materials, management believes it is most useful to present that discussion in US dollars which starts at page 60.

For the convenience of readers interested in financial statements in A$, the results of operations in A$ for Rinker Materials for the years ended March 31, 2005, 2004, and 2003 are set out below followed by a discussion of the impact of currency exchange rates:

	Rinker Materials Business Segment Trading revenues and EBIT (3) A$ millions Year Ended March 31,
	2005		2004		2003
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Aggregates	1,229.9	233.7	1,157.7	200.9	1,108.6	185.4
Cement	569.0	147.1	542.5	137.6	579.2	153.5
Concrete, concrete block and asphalt	2,216.5	265.3	1,968.8	166.9	1,782.8	151.3
Concrete pipe and products	642.4	111.3	611.5	78.6	777.2	107.6
Other (2)	625.2	24.5	591.6	(16.0)	703.5	(5.8)
Eliminations (1)	(780.7)	—	(733.6)	—	(733.7)	—
Total Rinker Materials in A$	4,502.3	781.9	4,138.5	568.0	4,217.6	592.0

(1)          Aggregates and Cement sell products to other Rinker Materials segments. This internal revenue is eliminated on consolidation.

(2)          Other includes Gypsum Supply, Prestressed concrete, Polypipe and Rinker Materials corporate costs.

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

The table below sets out the results of Rinker Materials in A$.  The average month end Australian dollar hedge settlement rates (“US$/A$ average exchange rate”) used for translation of the Rinker Materials US$ transactions into A$ for Australian dollar reporting purposes for the years ended March 31, 2005, 2004 and 2003 is also included in the table below.  An appreciation of the A$ relative to the US$ has an adverse impact on the Rinker group’s reported A$ results.

	Rinker Materials Trading Revenues and EBIT $ Millions unless otherwise stated Year ended March 31
	2005		2004		2003
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Total Rinker Materials in US$	3,321.5	578.1	2,867.6	391.8	2,383.0	333.6
Total Rinker Materials in A$	4,502.3	781.9	4,138.5	568.0	4,217.6	592.0
US$/A$ average exchange rate	0.7397		0.6977		0.5654

For Australian dollar reporting purposes, compared to the fiscal year 2005 exchange rate, the appreciation of the A$ in fiscal year 2005 has had a negative impact on Rinker Materials’ trading revenue of A$291 million, and on EBIT of A$56 million. For Australian dollar reporting purposes, compared to the fiscal year 2003 exchange rate, the appreciation of the A$ in fiscal year 2004 has had a negative impact on Rinker Materials’ trading revenue of A$937 million, and on EBIT of A$127 million.

iii.   Results of the Readymix segment – Australian Dollars

The results of operations for the Readymix segment in Australian dollars for the years ended March 31, 2005, 2004 and 2003 are set out below.

Readymix operations in Australia generate all revenue and incur all costs in A$.  As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

	Year ended March 31
A$ million	2005	2004	2003
Trading revenue	1,340.7	1,201.0	1,014.1
EBIT	191.1	158.3	119.5
EBIT Margin %(1)	14.2	13.2	11.8

(1)          EBIT margin % is EBIT divided by trading revenue

Year ended March 31, 2005 compared to the year ended March 31, 2004

Trading Revenue:  Trading revenue of A$1,340.7 million for the year ended March 31, 2005 represented an A$139.7 million, or 12%, increase compared to trading revenue for the year ended March 31, 2004 of A$1,201.0 million.  The increase was due to volume and price improvement in all Australian product lines.

Australian concrete volumes increased by 9%, aggregate volumes by 2%, and concrete pipe and product volumes by 13% in fiscal 2005.  Volumes were assisted by a full year contribution from acquisitions during the year ended March 31, 2004. Concrete prices increased by 5%, aggregate by 11%, and concrete pipe and products by 4% in fiscal 2005.

In China, concrete volumes were ahead of the previous fiscal year by 15% reflecting large project work, but the economy slowed during the year, which combined with intense competition resulted in a decline in average prices of 6%.

EBIT:  EBIT of A$191.1 million for the year ended March 31, 2005 represented an A$32.8 million, or 21%, increase compared to EBIT of A$158.3 million for the year ended March 31, 2004.

The increase reflects principally:

•                  Margin improvement in each of the Australian concrete, aggregate and concrete pipe and products operations from the achievement of strong volume and price growth (A$20 million);

•                  A full year contribution from the Excel, Broadway & Frame, Edwards & Beerwah acquisitions in fiscal year 2004 (A$5 million);

•                  The adoption of tax consolidation by Cement Australia, which resulted in a favorable A$14 million increase in the Readymix share of joint venture after tax earnings (which is equity accounted into Rinker EBIT);

•                  Sharply improved results from the other Readymix joint venture operation, Emoleum (A$7 million); and

•                  Reduced EBIT (A$13 million) from the China operations impacted by a slowing economy and increased provisions for doubtful customer receivables.

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

Non-executive directors may be appointed by the board of directors to fill a vacancy on the board or to increase the number of non-executive directors. Executive directors and non-executive directors, who are appointed by the board of directors, hold office until the next general meeting unless their appointment is ratified by the shareholders at such meeting.  Additionally, one third of the non-executive directors, rounded down to the nearest whole one,  (or such greater number as the listing rules of the ASX may require, or the board of directors may from time to time determine) are required to retire at each annual general meeting by order of seniority of election or, if equal in seniority, as determined by directors.  Directors, other than the managing director, may not continue to hold office without re-election or ratification of their appointment by the shareholders after the third annual general meeting following their last election or ratification of their appointment by the shareholders.

Additionally, each director is required by Rinker’s constitution to own a minimum of 2,000 ordinary shares in Rinker.

Details of the directors in office at May 12, 2005 are as follows:

John Morschel

DipQS, FAIM, age 61

Chairman.  Independent, non-executive director.

Joined the Rinker board, and was elected chairman, on February 3, 2003.  Prior to the demerger, John had been a member of the CSR board since 1996 and chairman since 2001.  John is a director of ANZ Banking Group Ltd, Singapore Telecommunications Limited and Tenix Pty Limited.  A former managing director of Lend Lease Corporation Limited, he has particular experience in the building and construction and finance industries.  John is chairman of Rinker’s Nominations Committee and a member of Rinker’s Safety, Health & Environment Committee.  Resides in Sydney, Australia.

Listed company directorships held during last three financial years:

ANZ Banking Group Limited from October 2004 (current)

CSR Limited from April 1996 to April 2003

Leighton Holdings Limited from August 2001 to March 2004

Rio Tinto Limited from November 1998 to April 2005

Rio Tinto plc from November 1998 to April 2005

Singapore Telecommunications Limited from September 2001 (current)

John was last elected at the 2004 annual general meeting.  His current term will expire no later than the close of the 2007 annual general meeting.

Marshall Criser

JD, age 76

Deputy Chairman.  Independent, non-executive director.

Joined the Rinker board on April 12, 2003.  Prior to the demerger, Marshall had been a director and chairman of Rinker Materials since 1993.  Marshall is a lawyer and is currently chairman of Scripps Florida Funding Corp and a director of Flagler System Inc.  He is a former Chairman of the Florida Council of 100, the State Board of Regents and a former President of the Florida Bar.  Marshall is a former president of the University of Florida, and a former chairman of the university’s board of trustees. Marshall is the chairman of Rinker’s Audit Committee and a member of Rinker’s Nominations Committee and its Compensation & Human Resources Committee.  Resides in Florida, USA.

Listed company directorships held during last three financial years:

Nil

Marshall was last elected at the 2003 annual general meeting.  He is seeking re-election at the 2005 annual general meeting.

David Clarke

DipEng, age 61

Chief Executive Officer.  Non-independent, executive director.

Joined the Rinker board on February 3, 2003.  Prior to the demerger, David had been an executive director of CSR since 1996.  He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987.  David’s entire career has been based in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia.  Resides in Florida, USA.

Listed company directorships held during last three financial years:

CSR Limited from July 1996 to April 2003

David was last elected at the 2003 annual general meeting.  As Chief Executive Officer, he is not required to seek re-election.

John Arthur

LLB, age 50.  Independent, non-executive director.

Joined the Rinker board on February 3, 2003.  Prior to the demerger, John had been a member of the CSR board since 2001.  John is a commercial lawyer with extensive experience in property development and construction, information technology, e-commerce and the financial sector.  He is a partner at law firm Gilbert + Tobin and was previously a partner at Freehills.  Prior to that, John was general counsel at the Lend Lease Group. John is a director of the integrated real estate group Investa Property Group and of CPG Australia Pty Ltd. He is a former director of EDS Australia Pty Ltd.  John is chairman of Rinker’s Safety, Health & Environment Committee and a member of Rinker’s Compensation & Human Resources Committee and its Nominations Committee.  Resides in Sydney, Australia.

Listed company directorships held during last three financial years:

CSR Limited from March 2001 to April 2003 Investa Property Group from July 2001 (current)

John was last elected at the 2003 annual general meeting.  He is seeking re-election at the 2005 annual general meeting.

John Ingram

FCPA, age 63.  Independent, non-executive director.

Joined the Rinker board on October 1, 2003.  John is chairman of Wattyl Limited and Nick Scali Limited.  He is also a director of United Group Limited and Savings Australia Pty Ltd (Superannuation Trust of Australia).  John has extensive experience in manufacturing and in the building materials industry, both in Australia and overseas and was previously managing director of Crane Group Limited.  John is chairman of Rinker’s Compensation & Human Resources Committee and is a member of Rinker’s Audit Committee and its Nominations Committee.  Resides in Sydney, Australia.

Listed company directorships held during last three financial years:

Crane Group Limited from June 1984 to January 2004

Nick Scali Limited from May 2004 (current)

United Group Limited from April 2003 (current)

Wattyl Limited from December 2001 (current)

John was last elected at the 2004 annual general meeting.  His current term will expire no later than the close of the 2007 annual general meeting.

Walter Revell

BS, age 70.  Independent, non-executive director.

Joined the Rinker board on April 12, 2003.  Prior to the demerger, Walter had been a director of Rinker Materials since 2000.  He is a former secretary of transportation for the State of Florida, former chairman of the Florida Chamber of Commerce, former chairman of the Florida 2020 Energy Commission and former chairman of the Greater Miami Foreign Trade Zone.  Walter is a director of The St. Joe Company, International Finance Bank, NCL Corporation Limited and Edd Helms Group, Inc.  He is a member of Rinker’s Audit Committee, its Safety, Health & Environment Committee and its Nominations Committee.  Resides in Florida, USA.

Listed company directorships held during last three financial years:

Edd Helms Group, Inc. from April 2002 (current)

The St. Joe Company from May 1994 (current)

Walter was last elected at the 2003 annual general meeting.  He will stand for re-election at the 2006 annual general meeting.

Senior Management

The profiles of the Rinker group’s senior management teams at May 12, 2005 are set out below.

Rinker Group Limited

David Clarke – Chief Executive Officer.

Peter Abraham, BEc, LLB, FCPA, FCIS, age 50 – General Counsel and Company Secretary.

Prior to joining Rinker, Peter Abraham had been Company Secretary of CSR since 1994 and Legal Counsel since 2001.  Previously executive assistant to the managing director, Peter held a number of senior commercial and legal roles with CSR.

David Berger, BS, MBA, age 42 – Vice President Strategy and Development

David Berger joined Rinker Materials as Vice President Gypsum Supply Division in 1999. In 2001, he also undertook responsibility for Polypipe, and for Prestress in 2002. Before joining Rinker Materials, David’s experience included consulting at A.T. Kearney Inc and he has been vice president of the building products division of Georgia-Pacific.

Thomas Burmeister, BSBA, age 61 – Chief Financial Officer.

Thomas Burmeister joined Rinker Materials as Chief Financial Officer in 1998. He was previously the chief financial officer of Siemens ElectroCom International for five years, after 26 years in various financial roles with the General Electric Company.

Ira Fialkow, BBA, CPA, age 46 - Vice President Shared Services

Ira Fialkow joined Rinker Materials in 1990. Prior to being responsible for the Shared Services organization in 1996, which includes Human Resources, Information Technology, and Transactional Accounting, Ira held various positions within the Finance organization of Rinker Materials. Ira started his career as a public accountant.

Debra Stirling, BA, age 46 – Vice President Corporate Affairs and Investor Relations.

Prior to joining Rinker, Debra Stirling had been General Manager, Investor Relations and Corporate Affairs at CSR since 1998.  Debra was previously with Coles Myer Limited for 10 years where she held a number of senior positions in investor relations and public affairs, including general manager government affairs and general manager corporate affairs.

Rinker Materials Corporation

David Clarke – President and Chief Executive Officer

Thomas Burmeister – Chief Financial Officer

Ira Fialkow - Vice President Shared Services

Duncan Gage, BS, age 55 – President Hydro Conduit

Duncan Gage joined Rinker Materials in his present role in July 2002. Before then, he held a number of management positions with Lafarge Corporation since 1972, most recently as the regional president of Lafarge Asia Pacific.

Karl Watson Jr., BS, MBA, age 40 – President Rinker Materials West

Karl Watson, Jr. was appointed President Rinker Materials West effective June 2004. Previously, he had been Chief Executive Readymix Holdings and Vice President of Florida Materials.  Karl has 16 years experience in the construction materials industry, having worked his way up through Rinker Materials in a variety of roles.

Karl Watson, Sr., AS, age 63 – President and Chief Operating Officer, US Construction Materials

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

Karl Watson, Sr. and Karl Watson, Jr. are father and son.

Readymix

Sharon DeHayes, AB, MS, age 51 – Chief Executive Readymix Holdings

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

B.            Remuneration Details of Executive Directors and Senior Management

Compensation of Directors and Senior Management

The aggregate remuneration paid and accrued to directors and senior Management of Rinker group entities, including superannuation and termination payments for fiscal year March 31, 2005, was US$11,942,176. The aggregate amount set aside or accrued by Rinker group entities during fiscal year-end March 2005, to provide pension and retirement benefits for directors and senior management of Rinker was US$865,717. Further compensation details are provided in Note 26 to the financial statements included elsewhere in this report.

1.              Remuneration & Human Resources Committee

The Remuneration & Human Resources Committee (the Committee) operates under the delegated authority of Rinker’s Board of Directors.  The Committee’s charter is available on Rinker’s website (www.rinkergroup.com).

The Committee is comprised solely of independent non-executive directors, being John Ingram (Chairman),  John Arthur and Marshall Criser.

The Committee met five times during the year, with all members attending each meeting.

The Committee’s primary responsibility is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to:

•                  Providing sound compensation and employment policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker’s shareholders.

•                  Fairly and responsibly rewarding executives, having regard to the interest of shareholders, Rinker’s performance, the performance of the relevant executive and employment market conditions.

•                  Evaluating potential candidates for executive positions, including the Chief Executive, and overseeing the development of executive succession plans.

The Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external professionals, on terms it determines appropriate, without seeking approval of the Board or management.

Rinker engaged external advisors on matters relating to remuneration.  All information relevant to matters being considered by the Committee has been made available to its members.  The Committee did not separately retain any advisors during the year.

The table below lists those advisors who were retained during the year.  All advisors are independent and were engaged solely on the basis of their competency in the relevant field.

Advisor	Services Provided
Compensation Strategies Inc.	US Non-Executive Director Compensation and Benchmarking. US Executive Compensation and Benchmarking.
Deloitte & Touche (1)	401(k) and Pension Plan Audits.
John V. Egan Associates	Australian Non-Executive Director Compensation and Benchmarking. Australian Executive Compensation and Benchmarking.
Stern Stewart	Short Term Incentive Plan Design.

(1)          Services provided by Deloitte & Touche were approved in advance by the Audit Committee.

2.              Remuneration Principles

The Board recognizes that Rinker’s performance is dependent on the quality of its people.  To successfully achieve its financial and operating objectives, Rinker must be able to attract, retain, and motivate highly skilled executives dedicated to the interests of its shareholders.

Rinker’s remuneration principles:

•                  Competitive compensation arrangements are provided to attract, retain and motivate executive talent.

•                  A significant portion of executives’ rewards is linked to performance in creating value for shareholders.

•                  The Chief Executive and other Senior Executives are encouraged to adhere to Rinker’s Share Ownership Guidelines.

•                  Severance payments for executives are limited to pre-established contractual arrangements which do not require Rinker to make any unjustified payments in the event of termination for cause.  (See Section 5.1.3 for termination benefits for the Chief Executive.  Section 6, footnotes 7 and 8 outline termination benefits for Senior Executives).

•                  Full legal compliance and disclosure of executive compensation.

The Board and the Committee also recognize that although compensation is a major factor in recruiting and retaining highly talented and effective people, other factors play a substantial role, including Rinker’s corporate reputation, its ethical culture and business values, its executive leadership, and its other human resources policies and practices.

3.              Remuneration Structure

The remuneration structure for senior management comprises policies and programs under two general categories:  fixed and variable remuneration

•                  Fixed remuneration is made up of base salary and welfare, retirement, and incidental other benefits.

•                  Variable remuneration consisting of an annual short-term incentive plan and long-term incentives is tied to performance and is at risk, depending upon performance.

The remuneration structure is designed to strike an appropriate balance between fixed and variable remuneration.  To accomplish this, the Committee considers, in addition to the performance of individual executives, external benchmarking data and Rinker’s relative performance against a group of peer companies.  The peer group includes companies in the construction materials business.  (See performance chart under section 3.2.2a for a comparison of Rinker’s performance against its group of peer companies.)  After this review, the Committee determines the base salary for the Chief Executive and Senior Executive team and determines the parameters for variable remuneration.

All remuneration received by the Chief Executive and Senior Executive team is detailed in sections 5 and 6 of this “Item 6.B. Remuneration Details of Executive Directors and Senior Management”.

3.1  Base Salary

Base salaries are determined by reference to appropriate benchmark information, taking into account an individual’s responsibilities, performance, qualifications, experience and geographic location. The broad objective is to ensure that the base salary is set at median market levels.  For fiscal year 2005, the base salary of Rinker’s Chief Executive was slightly below the 50th percentile of salaries of chief executives of a broad sample of comparable companies.

3.2  Variable Remuneration

The Committee and the Board believe that well designed and managed short-term and long-term incentive plans are important elements of employee remuneration, providing tangible incentives for employees to strive to improve Rinker’s performance both in the short-term and long-term for the benefit of shareholders.  Participation in these plans encourages employees within the Rinker group to enjoy a greater involvement and share in the future growth, prosperity and profitability of the company in a way that gives them a common interest with shareholders.

The proportions of total remuneration which may be received in variable form varies between senior Rinker group managers but is consistent with local practices in each country, and takes into account individual’s responsibilities, performance and experience.  All variable remuneration is tied to performance.

Under the Short-Term Incentive Plan (“STI”), performance is measured through generation of Economic Profit (“EP”), a measure of profit after taking into account the cost of invested capital required to produce that profit (that is, the profit after tax less the cost of capital).  The Committee chose this measure as it is closely linked to the creation of additional value for shareholders.   If EP is positive, shareholder value is being created.  Through its design, the STI encourages participants to both sustain and improve upon performance levels reached in the prior year.  Since EP is measured at the operating unit level, each manager in the organization has an incentive to maximize the EP of his or her operating unit.

For fiscal year 2005, the targeted bonus opportunity for the Chief Executive was 75% of his base salary and for the members of the Senior Executive team, the targeted bonus opportunity was 55% of their base salary.  Because actual performance greatly exceeded target levels, STIs earned by the Chief Executive and members of the Senior Executive team also exceeded the targeted percentages of base salary.   Maximum annual payment to all participants was limited to their base salary as at March 31, 2005.  Amounts earned that exceed the payment limitations are tracked in a “Contingent Bonus Reserve” and are at risk of forfeiture based on future results and continued employment.

For fiscal year 2006, after consideration of external advice the Committee recommended and the Board approved an increase in the maximum annual payment limitation for the chief executive to one and a half times his base salary as at March 31, 2006.  All other provisions of the plan are unchanged.

Under the Long-Term Incentive Plan (“LTI”), performance is measured by comparing Rinker’s Total Shareholder Return (“TSR”) (share price appreciation plus dividends reinvested) with a group of peer companies.  This is an equity based plan under which participants can earn Rinker shares, American Depositary Receipts (“ADRs”) or both. The Committee believes this best aligns the interests of participants in the LTI with those of its shareholders as it measures Rinker’s performance in generating returns to shareholders against its peer group of companies.

Although the maximum number of shares that could vest for each individual participant is limited by the number of shares granted, as the market price of the shares increases (or decreases) so does the value of the grant to the participants.

3.2.1                     Short-Term Incentive Plan

The STI is designed to directly link variable remuneration to financial performance.  It is an integral part of the Rinker high performance culture and is designed to drive continuous performance improvement in each business in the Rinker group.

Effective fiscal year 2005, Rinker redesigned the STI Plan to reward for sustained improvements in EP, clearly aligning participants’ interests with those of shareholders.    A goal of this design was to segregate the internal planning process from incentive plan targets by building in mechanisms that ensure that rewards are only paid for sustainable improvements in EP.

Key components of the STI include:

a.               Incentives based on changes in EP from the prior year.  In any given year and subject to the overriding cap referred to below, cash payments are limited to:

•                  the value of the target bonus plus one-third of the amount earned over target bonus for the Chief Executive and Senior Executive team; or

•                  twice the target bonus for all other participants.

For fiscal year March 2005, in all cases payments were capped at a participant’s March 31, 2005 annual base salary.  For fiscal year March 2006, the payment to the Chief Executive will be capped at one and a half times his base salary (as at March 31, 2006), and all other participants will continue to be capped at one times their base salary (as at March 31, 2006).

b.              EP improvement targets are set for multiple years to encourage longer-term decision making and continuous improvement.

c.               Amounts Declared represent the full amount of the STI plan award earned during the year.  These amounts are fully accrued and expensed in Rinker’s accounts during the year in which they are earned.  Amounts declared above the payment caps (as described in Section 3.2.1a, the first point above) are tracked in a Contingent Bonus Reserve and may be paid out in future years.

d.              The Contingent Bonus Reserve is at risk, based on future performance and is not subject to interest.  Upon termination of employment, the participants do not have any claims for this amount.  Should performance fall below acceptable levels, part or all of the amounts conditionally deferred in the Contingent Bonus Reserve may be forfeited.  This component is intended to further motivate STI participants to sustain and improve results into future years.

e.               The Committee has discretion to adjust the calculated awards for the Chief Executive and Senior Executive team based on company performance related to safety, health and environmental issues; and their overall compliance with policies and commitment to Rinker’s Code of Business Ethics and to the organization’s values.

Based on the excellent performance of Rinker during the past fiscal year, as measured by improvement in EP and achievement of individual goals, the Board has approved a declaration totaling

US$6,797,879 for the Chief Executive and Senior Executive team.  Due to the above-mentioned caps, the Committee has approved incentive award payments equal to US$3,424,542 for this group with the balance, or US$3,373,337, tracked in the Contingent Bonus Reserve.  (See table “Short-term incentive plan – Contingent Bonus Reserve” for additional detail regarding the STI amounts earned and tracked in the Contingent Bonus Reserve for the Chief Executive and Senior Executive team.)

3.2.2                   Long-Term Incentive Plans

Effective fiscal year 2005, Rinker introduced the Performance Share Plan (“PSP”).  This plan supersedes all previous Long-Term Incentive Plans although one of those plans, the Cash Award Share Plan (“CASP”) will continue until the completion of its performance period.

3.2.2a               Performance Share Plan

The PSP is a long-term equity incentive plan for Rinker’s Chief Executive, Senior Executive team and employees making key contributions in Australia or the United States.  The PSP is designed to align participant’s interest with that of shareholders by increasing the value of Rinker shares.  For executives in the United States, the PSP replaced a Long-Term Incentive Plan, the performance period of which concluded March 31, 2004.  No further payments will be made under that plan.  For executives in Australia, the PSP replaced any new issues that would have been made under CASP in Australia.  The qualifying period for the one CASP grant issued (and which is still outstanding) will conclude no later than August 11, 2008.

Under the PSP, eligible participants are offered the opportunity to qualify for Rinker shares based on Rinker’s TSR performance versus a peer group of companies.   The initial value of the award that can be potentially earned by a participant is based on Rinker’s financial performance, as well as level of responsibility and individual performance.  Shares are acquired on market, on behalf of participants.  The shares only vest if performance and time qualifications are met.

The initial value of the potential award, as referred above, is applied under the PSP to purchase Rinker shares (or ADRs or both) on market in the ordinary course of trading on the Australian Stock Exchange (“ASX”) or the New York Stock Exchange (“NYSE”) or both.  Once the shares are purchased on market, participants are entitled to any dividends, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to vesting.  Each participant may direct the plan trustee how to vote any shares held on the participant’s behalf.  In the absence of those directions the shares will not be voted.

The first offering under the PSP was during fiscal year 2005.  The vesting hurdle for these shares is the Rinker TSR percentile ranking within a group of peer companies between April 1, 2004 and March 31, 2007.  For that first offering, a portion of the award will vest at 25th percentile performance and increase up to 100% vesting at 75th percentile performance versus the group of peer companies.  (See table “Summary of Long-Term Incentive Plans” that follows.)

A proportionate share of the PSP award grant related to fiscal year 2005, has been included in the remuneration table in sections 5.1.1 and 6 under the heading “Long-Term Incentive – PSP.”

Participants will be encouraged to make progress toward achieving full compliance with Rinker’s Share Ownership Guidelines (see Section 4) by retaining at least 25% of vested shares.

A second grant has been approved for fiscal year March 2006 on similar terms to the first grant.

Having regard to the long-term incentive plan design changes taking place in Australia and the United States, the Committee will undertake a further review of the PSP design during the coming year, including vesting provisions, to determine if any changes to the plan should be considered for future grants.

Performance of Rinker for Performance Share Plan

The chart below shows Rinker’s Total Shareholder Return compared with its group of peer companies.

From April 1, 2004 to March 31, 2005

3.2.2b               Cash Award Share Plan

The CASP is a long-term equity incentive plan for Australian-based Senior Executives and key contributor employees that was also designed to promote the TSR of Rinker shares.  As described above, it has been superseded by the Performance Share Plan effective from April 1, 2004.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals.  The value of the potential incentive was based on level of responsibility and performance.  The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met.  The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between August 11, 2003 and any time between August 11, 2006 and August 11, 2008.  Each offer was also subject to a minimum holding period.  Shares cannot be withdrawn from CASP until 10 years from the date of vesting or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, prior to vesting.  The plan rules specify the basis on which any bonus shares issued in respect of shares received under CASP, or shares received on behalf of a participant on exercise of rights issues, will be held.

Each participant may direct the trustee how to vote any shares held on the participant’s behalf.  In the absence of those directions, the shares will not be voted.

For Australian-based executives, a proportion of the CASP award grant related to fiscal year 2005, has been included in the remuneration tables in section 6 under the heading “Long-Term Incentive - CASP.”

Performance of Rinker for Cash Award Share Plan

The chart below illustrates the performance of Rinker relative to the S&P/ASX 200.

From August 11, 2003 to March 31, 2005

Rinker’s Total Shareholder Return compared to the S&P/ASX 200

3.2.2c               Summary Of Long-Term Incentive Plans

	CASH AWARD SHARE	PERFORMANCE SHARE PLAN (PSP)
FEATURE	PLAN (CASP)	Fiscal Year 2005	Fiscal Year 2006
Offered To:	Australian-based Executives	Australian and US-based Executives	Australian and US-based Executives

Grant Cycle:	Not Applicable – Legacy Plan Qualifying / Performance period for the only grant issued has not yet concluded	Annual Grants with Performance Based Vesting Three-years from Grant Date	Annual Grants with Performance Based Vesting Three-years from Grant Date

Measurement From: To:	Remaining Grant: August 11, 2003 (1) August 11, 2006	Fiscal Year 2005 April 1, 2004 (2) March 31, 2007	Fiscal Year 2006 April 1, 2005 March 31, 2008

Qualifying / Performance Period Ends:	August 11, 2008	March 31, 2007	March 31, 2008

Performance Condition	TSR compared to S&P/ASX 200	TSR ranking within a Peer Group of Companies	TSR ranking within a Peer Group of Companies

Vesting Schedule	TSR <= S&P/ASX 200 = 0% TSR > S&P/ASX 200 = 100%	<25th percentile = 0% 25th – 50th percentile = 20% - 40% 50th – 75th percentile = 40% - 100% >75th percentile = 100%	<25th percentile = 0% 25th – 50th percentile = 20% - 40% 50th – 75th percentile = 40% - 100% >75th percentile = 100%

Peer Group (3)	S&P/ASX 200

Boral Limited
Cemex SA de CV
CRH plc
Florida Rock Industries, Inc.
Hanson plc
Heidelberg Cement AG
Holcim Limited
Lafarge N.A.
Lafarge S.A.
Martin Marietta Materials, Inc.
St. Lawrence Cement Group, Inc.
US Concrete, Inc.
Vulcan Materials Company

Boral Limited
Cemex SA de CV
CRH plc
Florida Rock Industries, Inc.
Hanson plc
Heidelberg Cement AG
Holcim Limited
Lafarge N.A.
Lafarge S.A.
Martin Marietta Materials, Inc.
St. Lawrence Cement Group, Inc.
US Concrete, Inc.
Vulcan Materials Company

(1)        The performance period for the CASP began August 11, 2003 when Rinker’s share price was A$5.40.  As at March 31, 2005, it had increased to A$10.80.  The TSR for this period was 108%.

(2)          The performance period for the PSP began April 1, 2004 at which time Rinker’s share price was A$7.05.  The individual grants were approved on June 22, 2004.     The June 21, 2004 share price of A$8.02 determined the PSP values listed in the Chief Executive and Senior Executive remuneration tables in sections 5.1.1 and 6.  As at March 31, 2005, Rinker’s share price was A$10.80.

The PSP TSR* for the performance period from April 1, 2004 through March 31, 2005 was 63.68% and ranked the highest amongst the peer group.

* For the PSP, the annual TSR is calculated as:

(Ending Share Price – Beginning Share Price + Dividends) /Beginning Share Price

Beginning and ending share prices will be calculated from a 30-day trading average at the beginning and ending of each fiscal year.  (For fiscal year 2005, the beginning price was A$7.04 and the ending share price was A$11.38.)  The TSR for the three-year performance cycle will be calculated as the average for the three annual TSRs.

(3)          At the discretion of the Committee, the companies listed as members of the peer group under the PSP may be added to or deleted for purposes of calculating performance under each grant.  As a result of consolidation in the construction materials industry during the past year, Aggregate Industries plc and RMC Group plc have been removed from the peer group and Cemex SA de CV has been added.

3.2.2d               Company Performance

The chart below illustrates the performance of Rinker’s ordinary shares since they began trading on March 31, 2003 after the demerger from CSR Limited.  As reflected in the chart, Rinker’s share price has increased 119% over the subsequent two-year period, during which Rinker paid four dividends totaling A$0.28 per share.  A final dividend of A$0.14 per share has been declared for year-end March 31, 2005.  Total TSR for the two-year period is 124.7%.  Rinker’s return on shareholders’ equity increased from 12.2% to 17.3%.

Rinker’s Share Price Appreciation Compared to a Group of Peer Companies,
S&P/ASX200 and S&P 500 Index

From March 31, 2003 to March 31, 2005

Rinker’s strong performance over the past two years has resulted in high levels of remuneration being paid to some employees participating in the short-term incentive plan.  If performance is maintained, we anticipate the current long-term plans to fully vest.  Because these plans are designed to align participant’s interest with those of shareholders, both have benefited from Rinker’s strong performance to date.

3.3 Other Benefits

Rinker provides senior executives with other benefits commonly provided at their peer management level.  These may include life insurance, vehicle allowance, and club memberships.  Additionally, it may include relocation and expatriate related expenses.  All such benefits are included in the remuneration disclosed for the Chief Executive in Section 5.1.1 and members of the Senior Executive team in Section 6.

3.4 Retirement and Superannuation Benefits

Rinker provides retirement and superannuation benefits for its employees, including Senior Executives.  Senior Executives in Australia are members of one of the two divisions of a Rinker group sponsored superannuation pension fund. The defined benefit division (a long-established plan available only to a limited number of former CSR employees, which ceased accepting new members from 1989) provides lump sum benefits on withdrawal prior to the age of 52, and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52.  The accumulation division provides a lump sum benefit equal to the balance of a member’s account, which includes contributions made by the member and the relevant Rinker group entity, together with net fund earnings.

Senior Executives in the United States are eligible to participate in the 401(k) Profit Sharing Retirement Plan and the Supplemental Executive Retirement Plan (a non-qualified deferred compensation plan).  The 401(k) Profit Sharing Retirement Plan and the Supplemental Executive Retirement Plan are defined contribution plans, with contributions made by both the employee and the company.   All such benefits are included in the remuneration disclosed for the Chief Executive and members of the Senior Executive team in Section 5.1.1 and 6, respectively.

Retirement benefits for non-executive directors are discussed in Section 7.1.

3.5 Employee Share Plans

3.5.1                     Rinker Employee Share Acquisition Plan

The Rinker Employee Share Acquisition Plan (“ESAP”) enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax remuneration or bonuses.  Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held in trust for the participant.

Eligibility to participate in ESAP is determined by the Rinker board.

Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company.  However, taxation deferral benefits currently only apply for a maximum of 10 years.  If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorized deductions) to them.

Withdrawal of shares from Rinker ESAP and transfer to a participant or sale requires the approval of the Rinker board.

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

Participants may direct the trustee how to vote any shares held on the participant’s behalf.  In the absence of such direction, the shares will not be voted.

3.5.2                     Rinker Universal Share Plan

Rinker’s Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year.  Those employees may annually acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration.  The maximum number of shares available for each employee under the plan is set by the board on the recommendation of the Committee.  Last year, the maximum was 100 shares, with an entitlement of up to an additional 100 shares for no further consideration.  The plan enables participants to qualify for the limited favorable tax treatment available in Australia for broad-based employee share plans.

No loan facility is offered under USP.

Shares allotted under USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares.  During fiscal year 2005, 237,900 shares were issued in total to the 1,259 employees who participated in USP.

Shares allotted under Rinker USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or when the participant ceases to be employed by any Rinker group company.  After that time, the participant may retain ownership of the shares or sell them.

4.              Share Ownership Guidelines

The Committee recognizes that the interest of shareholders is supported by the establishment of Share Ownership Guidelines.  Share Ownership Guidelines have been set for the Non-Executive Directors, the Chief Executive and Senior Executives of the company.  The guidelines help to maintain a continuous link between their financial interests and those of shareholders.  A “Multiple of Salary” approach has been put into operation, as follows:

Position	Share Ownership Guideline

Non-Executive Directors	100% of base fees

Chief Executive	300% of base salary

Senior Executives	200% of base salary

Under the Guidelines, established in November 2003, executives are expected to make reasonable progress toward reaching the target share ownership with the objective of meeting the guidelines by March 2008.  The guidelines are based on best practices for public companies, which suggest senior management accumulate a meaningful shareholding in their employing company on a long-term basis.

(See footnote 32 to the financial statements included elsewhere in this annual report for listing of holdings for non-executive Directors, Chief Executive and Senior Executives as at March 31, 2005).

5.              Executive Director

At the date of this report there is one Executive Director on the Board of Directors, Mr. David Clarke, age 61, Chief Executive.

5.1          Employment Contract

David Clarke was appointed by the Board as President and Chief Executive Officer of Rinker on April 1, 2003.  Prior to the demerger, Mr. Clarke had been an executive director of CSR since 1996.  He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987.  Mr. Clarke’s entire professional career has been in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia.

Mr. Clarke has a three-year employment contract with the company that automatically extends the employment term by one year on the anniversary date of his contract unless written notice is given by either Mr. Clarke or Rinker that the contract is not to be extended.  This notice must be given at least 180 days prior to the anniversary date.  Under the contract, Mr. Clarke receives an annual salary, participation in both short and long-term incentive plans, regular company retirement, health and welfare plans, and reasonable perquisites that are similar to those of comparable Chief Executive Officers.  The details of Mr. Clarke’s remuneration are displayed below.  A copy of Mr. Clarke’s employment contract was filed with the SEC as an exhibit to Rinker’s 2004 Form 20-F and is available on the Rinker website.

5.1.1                     Remuneration

The remuneration paid to Mr. Clarke is set out in the tables below.

Chief Executive David Clarke’s Remuneration

(Amounts in US$ with A$ equivalents also shown)

	PRIMARY				POST EMPLOYMENT	EQUITY
	Base Salary	Short-Term Incentive(1)	Cash Long- Term Incentive(2)	Non- Monetary and Other Benefits(3)	Retirement Benefits(4)	Long- Term Incentive — PSP(5)	TOTAL
2005
US$	792,500	815,000	0	48,872	400,238	987,770	3,044,380
A$	1,071,349	1,101,766	0	66,068	541,066	1,335,330	4,115,579

2004(6)
US$	740,661	644,400	1,541,736	120,461	378,647	0	3,425,905
A$	1,061,575	923,606	2,209,741	172,654	542,707	0	4,910,283

(1)          Amount shown for 2005 represents the amount of the Short-Term Incentive award presently payable to Mr. Clarke for performance.  (See the following table showing Mr. Clarke’s short-term incentive tracked in the Contingent Bonus Reserve).

(2)          Long-Term Incentive amount was earned for the two years ended March 31, 2004.  The 2004 payment represented the last payment due under this superseded plan.

(3)          For fiscal year 2005, Other Benefits comprise the costs of life insurance, tax preparation, vehicle allowance, and club membership fees.  No loans were made to Mr. Clarke during the year and no loans were outstanding to him at March 31, 2005.

(4)          Retirement Benefits include Rinker’s matching and profit sharing contributions relating to retirement plans and increase in the value of Mr. Clarke’s interest in the defined benefit superannuation plan.  The retirement plans comprise the Company’s 401(k) Plan and the Supplemental Executive Retirement Plan (“SERP”).  Under the SERP, the company matching and profit sharing contributions included in the table represent Rinker’s full financial commitment (or obligation) to Mr. Clark under this plan.

(5)          The performance period for the PSP grant listed in the above table ends March 31, 2007 when the PSP grant may vest based on the actual performance of Rinker’s TSR as compared to a specified group of peer companies.  The above value has been prorated based on the market price on June 21, 2004 (the prevailing market price when the Board formally approved the grant) and the earliest possible vesting date of March 31, 2007.  This represents 33.3% of the total projected number of shares estimated to vest.  The estimate is based on Rinker’s TSR for year-end March 31, 2005 compared to the TSRs of the specified group of peer companies for the same period.  Performance during that period was above the 75th percentile resulting in a projected payout of 100% of the pro rata number of shares granted.  This projection will be adjusted each year of the performance period based on the projected (or actual) performance against the peer companies.

As at March 31, 2005, no dividends had been paid to Mr. Clarke in respect of shares held by him under the initial PSP grant.  (See PSP table below for additional detail regarding this grant).

(6)          Prior year data as reflected in last year’s annual report.  No adjustments have been made for changes to exchange rates.

Chief Executive David Clarke’s Short-Term Incentive Plan --- Contingent Bonus Reserve

(Amounts in US$ with A$ equivalents also shown)

	Year End March 2005 Total Declaration(1)	Payable in 2005	Conditionally Deferred and Tracked in Contingent Bonus Reserve(2)
US$	1,992,675	815,000	1,177,675
A$	2,693,818	1,101,766	1,592,052

(1)          Represents total Short-Term Incentive Award Earned during fiscal year March 2005.  These amounts have been fully accrued and expensed.

(2)          Amount shown is carried forward and may be paid out in future years, in all or in part.  The Contingent Bonus Reserve for Mr. Clarke is at risk, based on future performance and is not subject to interest.  Upon termination of employment, Mr. Clarke does not have any claims for this amount.  (See further discussion of STI under Section 3.2.1.)

Chief Executive David Clarke’s Performance Share Plan Award

(Amounts shown in number of Rinker shares)

Year End March 2005 Total Number of Shares Granted(1)	Performance below 25th Percentile 0% Vesting	Performance at 50th Percentile Target Level 40% Vesting	Performance at or above 75th Percentile 100% Vesting
500,000	0	200,000	500,000

(1)          Total Number of Shares Granted represents the maximum number of shares that may vest if Rinker’s TSR reaches 75th percentile performance or above when compared to a specified group of peer companies.  Mr. Clarke is also eligible to receive dividends, returns on capital or other distributions made with respect to these shares.  He may also direct the trustee how to vote these shares.  (See PSP discussion under Section 3.2.2a and the table titled Summary of Long-Term Incentive Plan in Section 3.2.2c.)

5.1.2                     Share Ownership Guidelines

At the time of this report Mr. Clarke was in full compliance with Rinker’s Share Ownership Guidelines for directors and senior executives.

5.1.3                     Termination

After considering independent advice, the Board is satisfied that Mr. Clarke’s termination benefits, as set out below, are reasonable, having regard to current US employment practices.

If Mr. Clarke resigns from his employment, he is entitled to the full amount of his salary through termination date and any unpaid amounts accrued for unused leave.  The Board may, in its sole discretion, also elect to pay Mr. Clarke a pro rata portion of his short-term incentive for the period of his active employment during the financial year.

If during his Employment Period (as defined in Mr. Clarke’s employment contract), the company terminates the employment of Mr. Clarke other than for Cause (as defined in Mr. Clarke’s employment contract), or Mr. Clarke resigns from his employment for Good Reason (as defined in Mr. Clarke’s employment contract) the company is required to:

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

6.              Senior Executives

The table below sets out remuneration details for all members of the Senior Executive team.  This includes the five most highly remunerated executives in both Rinker and the consolidated Rinker group, together with executives holding equal authority with those executives.

Senior Executives’ Remuneration

(Amounts in US$ with A$ equivalents also shown)

		PRIMARY				POST EMPLOYMENT	EQUITY
Name		Base Salary	Short- Term Incentive (1)	Cash Long- Term Incentive (2)	Non- Monetary and Other Benefits (3)	Retirement Benefits (4)	Long- Term Incentive – CASP (5)	Long-Term Incentive – PSP (6)	TOTAL
Karl Watson, Jr.	2005
President – Rinker Materials West (7)	US$	326,250	293,434	0	219,433	23,936	76,864	237,065	1,176,982
	A$	441,044	396,682	0	296,643	32,358	103,909	320,479	1,591,115
	2004(9)
	US$	297,504	247,656	0	248,390	35,163	43,921	0	872,634
	A$	426,407	354,960	0	356,013	50,398	62,951	0	1,250,729

Sharon DeHayes	2005
Chief Executive – Readymix Holdings(7)	US$	310,000	304,620	0	209,559	47,610	0	237,065	1,108,854
	A$	419,077	411,804	0	283,294	64,362	0	320,479	1,499,016
	2004(9)
	US$	275,004	247,464	283,929	37,012	37,894	0	0	881,303
	A$	394,158	354,685	406,950	53,049	54,313	0	0	1,263,155

Thomas Burmeister	2005
VP and Chief Financial Officer (7)	US$	337,500	337,517	0	37,734	53,100	0	237,065	1,002,916
	A$	456,253	456,276	0	51,011	71,784	0	320,479	1,355,803
	2004(9)
	US$	320,004	292,500	387,679	33,971	40,919	0	0	1,075,073
	A$	458,656	419,235	555,653	48,690	58,648	0	0	1,540,882

Karl Watson, Sr.	2005
President and Chief Operating Officer – US Construction Materials (7)	US$	337,500	337,517	0	34,267	55,856	0	237,065	1,002,205
	A$	456,253	456,276	0	46,324	75,509	0	320,479	1,354,841
	2004(9)
	US$	320,004	292,500	388,304	50,868	46,031	0	0	1,097,707
	A$	458,656	419,235	556,549	72,908	65,975	0	0	1,573,323

		PRIMARY				POST EMPLOYMENT	EQUITY
Name		Base Salary	Short- Term Incentive (1)	Cash Long- Term Incentive (2)	Non- Monetary and Other Benefits (3)	Retirement Benefits (4)	Long- Term Incentive – CASP (5)	Long-Term Incentive – PSP (6)	TOTAL
David Berger	2005
VP Strategy and Development (7)	US$	310,000	313,408	0	22,232	37,962	0	237,065	920,667
	A$	419,077	423,684	0	30,055	51,319	0	320,479	1,244,614
	2004(9)
	US$	290,004	255,942	393,120	21,943	12,080	0	0	973,089
	A$	415,657	366,837	563,451	31,450	17,314	0	0	1,394,709

Duncan Gage	2005
President – Hydro Conduit (7)	US$	292,500	296,358	0	29,191	42,950	0	197,554	858,553
	A$	395,419	400,635	0	39,462	58,062	0	267,066	1,160,644
	2004(9)
	US$	275,000	209,160	378,000	23,895	16,277	0	0	902,332
	A$	394,152	299,785	541,780	34,248	23,330	0	0	1,293,295

Ira Fialkow	2005
VP Shared Services (7)	US$	285,000	289,300	0	19,010	42,451	0	197,554	833,315
	A$	385,280	391,093	0	25,699	57,388	0	267,066	1,126,526
	2004(9)
	US$	265,000	234,252	248,049	32,727	29,112	0	0	809,140
	A$	379,819	335,749	355,524	46,907	41,726	0	0	1,159,725

Peter Abraham	2005
General Counsel and Company Secretary (8)	US$	288,625	223,768	0	1,128	119,312	40,033	69,144	742,010
	A$	390,182	302,503	0	1,525	161,294	54,119	93,473	1,003,096
	2004(9)
	US$	254,476	155,695	0	0	149,717	23,142	0	583,030
	A$	364,736	223,155	0	0	214,586	33,169	0	835,646

Debra Stirling	2005
VP Corporate Affairs and Investor Relations (8)	US$	251,991	213,620	0	854	33,647	26,689	49,389	576,190
	A$	340,657	288,785	0	1,155	45,486	36,080	66,767	778,930
	2004(9)
	US$	225,638	151,324	0	0	30,066	15,421	0	422,449
	A$	323,402	216,890	0	0	43,093	22,102	0	605,487

(1)          Amounts shown for 2005 represent the amount of the Short-Term Incentive awards presently payable to each executive named for performance.  (See the following table showing the executives short-term incentive tracked in the Contingent Bonus Reserve).

(2)          Long-Term Incentive amount was earned for the two years ended March 31, 2004.  The 2004 payment represented the last payment due under this superseded plan.

(3)          For fiscal year 2005, Other Benefits comprise the costs of life insurance, vehicle allowance, and club membership fees.  For Ms. DeHayes and Mr. Watson, Jr. this column also contains relocation or expatriate related expenses.

Additionally, Other Benefits include interest imputed on a loan of US$59,000 to an executive that dates back to 1998.  The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives.  The loan is interest free and is payable upon the executive’s termination of employment.

(4)          For the US executives, Retirement Benefits include the company matching and profit sharing contributions relating to retirement plans.  The retirement plans comprise the Company’s 401(k) Plan and the Supplemental Executive Retirement Plan (“SERP”).  Under the SERP, the company matching and profit sharing contributions included in the table represent Rinker’s full financial commitment (or obligation) to the named executives under this plan.

For the Australian executives, Retirement Benefits represent the greater of the incremental increase in the value of the executive’s interest in the defined benefit superannuation plans during the year or company contributions made to accumulation superannuation plans in Australia.

(5)          CASP grants are valued at the pro rata value of the total grant.  The above value has been prorated based on the market price at August 11, 2003 (the date of grant) and the earliest possible vesting date of August 11, 2006.  This represents 33.3% of the projected number of shares estimated to vest.  Dividends received by participants are included in amounts.  Total dividends for executives shown in the above table for 2005 were A$14,954.

(6)          The performance period for the PSP grants listed in the above table ends March 31, 2007 when the PSP grant may vest based on the actual performance of Rinker’s TSR as compared to a specified group of peer companies.  The above value has been prorated based on the market price on June 21, 2004 (the prevailing market price when the Board formally approved the grant) and the earliest possible vesting date of March 31, 2007.  This represents 33.3% of the total projected number of shares estimated to vest.  The estimate is based on Rinker’s TSR for the year ending March 31, 2005 compared to the TSRs of the specified group of peer companies for the same period.  Performance during that period was above the 75th percentile resulting in a projected payout of 100% of the pro rata number of shares granted.  This projection will be adjusted each year of the performance period based on the projected (or actual) performance against the peer companies.

As at March 31, 2005, no dividends had been paid to the named executives in respect of shares held by them under the initial PSP grant.  (See PSP table below for additional detail regarding this grant).

(7)          After considering independent advice, the Board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.

The duration of employment agreements with the relevant executives are for three years, which automatically extends by one year on the anniversary date of the agreement unless written notice is given by either the named executive or Rinker that the agreement is not to be extended.  This notice must be given at least 180 days prior to the anniversary date.

If the executive resigns from his or her employment, the company is required to pay the executive the full amount of his or her salary through to his or her termination date and any unpaid amounts accrued for unused leave.  The Board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short-term incentive for the period of his or her active employment during the financial year.

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

(8)          Termination benefits for Mr. Abraham and Ms. Stirling are the greater of 12 months total remuneration (including target incentives) or three month’s base remuneration (‘base remuneration’ is equivalent to approximately 75% of fixed remuneration) plus 0.7 months base remuneration per year of service, not to exceed 24 months.  As at March 31, 2005, Mr. Abraham had 25 years of service and Ms. Stirling had 6 years.

Should Mr. Abraham or Ms. Stirling resign or be terminated for cause, the Company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

(9)          No adjustments have been made for changes to exchange rates.

Senior Executives’ Short-Term Incentive Plan — Contingent Bonus Reserve

(Amounts in US$ with A$ equivalents also shown)

		Year End March 2005 Total Declaration(1)	Payable in 2005	Conditionally Deferred and Tracked in Contingent Bonus Reserve(2)
Karl Watson, Jr.	US$	506,303	293,434	212,869
	A$	684,451	396,682	287,769

Sharon DeHayes	US$	556,359	304,620	251,739
	A$	752,120	411,804	340,316

Thomas Burmeister	US$	627,550	337,517	290,033
	A$	848,360	456,276	392,084

Karl Watson, Sr.	US$	627,550	337,517	290,033
	A$	848,360	456,276	392,084

David Berger	US$	582,725	313,408	269,317
	A$	787,763	423,684	364,079

Duncan Gage	US$	553,575	296,358	257,217
	A$	748,356	400,635	347,721

Ira Fialkow	US$	537,900	289,300	248,600
	A$	727,165	391,093	336,072

Peter Abraham	US$	416,055	223,768	192,287
	A$	562,448	302,503	259,945

Debra Stirling	US$	397,187	213,620	183,567
	A$	536,943	288,785	248,158

(1)          Represents the Short-Term Incentive Award earned during fiscal year 2005.  These amounts have been fully accrued and expensed.

(2)          The amount shown is carried forward and may be paid out in future years, in all or in part.  The Contingent Bonus Reserve for the executives named is at risk based on future performance, and is not subject to interest.  Upon termination of employment, the executives named do not have any claims for this amount.  (See further discussion of STI in Section 3.2.1.)

Senior Executives’ Performance Share Plan Award

(Amounts shown in number of Rinker shares)

	Year End March 2005 Total Number of Shares Granted(1)	Performance below 25th Percentile 0% Vesting	Performance at 50th Percentile Target Level 40% Vesting	Performance at or above 75th Percentile 100% Vesting
Karl Watson, Jr.	120,000	0	48,000	120,000
Sharon DeHayes	120,000	0	48,000	120,000
Thomas Burmeister	120,000	0	48,000	120,000
Karl Watson, Sr.	120,000	0	48,000	120,000
David Berger	120,000	0	48,000	120,000
Duncan Gage	100,000	0	40,000	100,000
Ira Fialkow	100,000	0	40,000	100,000
Peter Abraham	35,000	0	14,000	35,000
Debra Stirling	25,000	0	10,000	25,000

(1)          Total Number of Shares Granted represents the maximum number of shares that may vest if Rinker’s TSR reaches 75th percentile performance or above when compared to a specified group of peer companies.  The executives named are also eligible to receive dividends, returns on capital or other distributions made with respect to these shares.  The executives named may also direct the trustee how to vote these shares.  (See PSP discussion under Section 3.2.2a and the table titled Summary of Long-Term Incentive Plan in Section 3.2.2c.)

7.              NON-EXECUTIVE DIRECTORS

7.1          Remuneration Policy

Fees for non-executive directors are based on the nature of their work and their responsibilities.  In determining the level of fees, survey data on comparable companies is considered in detail.  Non-executive directors’ fees are recommended by the Rinker’s Board Remuneration & Human Resources Committee and determined by the Board within the aggregate annual limit of A$1,250,000 approved by shareholders at the July 2004 annual general meeting.

For year ended March 31, 2005, Rinker paid non-executive directors base fees of A$110,000 per year.  The Chairman received A$300,000 per year (inclusive of committee fees) and the Deputy Chairman received a base fee of A$220,000  (inclusive of committee fees).  Non-executive directors, other than the

Chairman, who were members of committees (other than the Nominations Committee) received additional remuneration.  Members of the Audit Committee received an additional A$12,000 (were the position of Audit Committee chair not occupied by the Deputy Chairman, A$18,000 would be payable for that role) and members of both the Safety, Health & Environment Committee and the Remuneration and Human Resources Committee received an additional A$8,000 (A$12,000 for those committee chairs).

Rinker’s non-executive directors (other than John Ingram, who joined the Board on October 1, 2003) were, prior to Rinker’s demerger from CSR, previously non-executive directors of either CSR or Rinker Materials and were entitled to retirement benefits under those companies’ non-executive directors’ retirement plans.  Those plans provided for payment on retirement of a maximum amount equal to a director’s last three years remuneration after five years of service (pro rata for a lesser period).  At the time of demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan.  In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the Board closed the plan to new directors and the then current directors agreed to freeze their entitlements with effect from March 31, 2004.  Rinker has accrued a provision of A$1,362,384 (US$1,028,873) in respect of those benefits.

Consistent with the freezing of retirement benefits, fees are now inclusive of any compulsory superannuation guarantee contributions (these were previously deducted from retirement allowances).  Rinker will also take those contributions into account in calculating the total amount able to be paid to non-executive directors, even though Rinker’s constitution excludes these amounts.

The Board, on the recommendation of the Remuneration & Human Resources Committee, approved an increase in base non-executive director fees to A$120,000 from April 1, 2005.  Fees for the Chairman and Deputy Chairman were increased to A$330,000 and A$240,000, respectively.  Committee fees remained unchanged.

The remuneration of non-executive directors is fixed.  They do not participate in any incentive plans available to executives.

7.2          Non-executive Directors Remuneration

Details of all fees paid to non-executive directors during the fiscal year 2005 are set out in the following table.  Accrued retirement benefits are also shown (these amounts were frozen at March 31, 2004).

(Amounts in A$ with US$ equivalents also shown)

		Base Fees	Committee Fees	Total Year End March 2005	Total Year End March 2004 (2)	Accrued Retirement Benefit (frozen at March 31, 2004) (2)
John Arthur (1)(3)	A$	110,000	20,000	130,000	106,820	133,919
	US$	81,369	14,795	96,164	74,528	101,136

Marshall Criser	A$	220,000	0	220,000	188,000	419,329
	US$	162,738	0	162,738	131,167	316,677

John Ingram (1)	A$	110,000	24,000	134,000	42,452	0
	US$	81,369	17,753	99,122	29,619	0

John Morschel (1)	A$	300,000	0	300,000	240,000	661,260
	US$	221,916	0	221,916	167,448	499,384

Walter Revell	A$	110,000	20,000	130,000	92,000	147,876
	US$	81,369	14,795	96,164	64,188	111,676

TOTAL	A$	850,000	64,000	914,000	669,272	1,362,384
	US$	628,761	47,343	676,104	466,950	1,028,873

(1)          Mr. Arthur, Mr. Ingram and Mr. Morschel all contributed to ESAP during the year. Of the above totals Mr. Arthur received A$78,000, Mr. Ingram received A$16,000 and Mr. Morschel received A$75,000  in the form of ESAP shares, with the balance in cash.

(2)          Prior year data as reflected in last year’s annual report.  No adjustments have been made for changes to exchange rates.

(3)          Included in Mr. Arthur’s base fees and committee fees are compulsory superannuation contributions of A$11,700.

C.    Board Practices and Corporate Governance

Details of directors and their term of office are included in “Item 6.A. - Details of directors and senior management.”

CORPORATE GOVERNANCE

A well-established corporate governance structure

Rinker has an entrenched, highly developed governance culture based on strong ethical values and a commitment to openness and transparency.

First listed on the Australian Stock Exchange (ASX) on March 31, 2003, following its demerger from CSR Limited (CSR), Rinker commenced with well-established corporate governance practices developed over many years at CSR.

Rinker has further extended and refined its corporate governance practices to reflect its circumstances (including, in particular, its strong presence in the United States and its listing on the New York Stock Exchange (NYSE)).

ASX Principles and Recommendations

The ASX Corporate Governance Council has published Principles of Good Corporate Governance and Best Practice Recommendations (ASX Principles and Recommendations).  One of the features of the ASX Principles and Recommendations is an ‘if not, why not’ disclosure obligation in relation to practices that differ from the ASX recommendations.

With one potential exception, Rinker’s corporate governance practices accord with the ASX recommendations.  The potential exception relates to ASX Recommendation 9.4, which provides that plans for equity-based executive remuneration should be approved by shareholders.

Rinker’s Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year. Under the USP, those employees may annually acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration. Although executives are not prohibited from participating in the plan, it is designed for Australian employees as a whole, not for executives – last year a total of 1,259 Australian employees (45.9% of those eligible) participated. The maximum number of shares that can be purchased under the plan is identical for each employee. Last year, that maximum was 100 shares, giving rise to an entitlement to an additional 100 shares for no further consideration. USP is an incidental and insignificant component of executive remuneration and has been fully disclosed to shareholders.

After taking the above factors into account, the board has not sought shareholder approval for USP as a plan for equity-based executive remuneration. However, the board will put its Remuneration Report to shareholders for adoption by way of a non-binding resolution at Rinker’s annual general meeting on 18 July 2005.

Documents that are italicised and underlined in this statement (for example Board Charter) are available on Rinker’s internet site, (www.rinkergroup.com) under the heading ‘Corporate Governance’. A table cross-referencing each of the ASX Principles and Recommendations to the relevant section of this statement also appears there.

1.              Rinker’s board

1.1 Accountability and approach to governance

Rinker’s board is accountable to shareholders for the activities and performance of the Rinker group.

The board’s key responsibility is to oversee the building of sustainable value for shareholders within an appropriate risk framework, having regard to the interests of other stakeholders.

To fulfil that responsibility, the board strives to ensure that a strong performance culture continues to be driven throughout the Rinker group, within a structure of governance and ethical values that warrant the trust, respect and confidence of shareholders, employees, customers, suppliers, regulators and the communities within which Rinker group companies operate.

1.2 The board’s duties

The board has identified key duties that it has reserved for itself and will not delegate to management. These duties, many of which are carried out with the assistance of the board’s committees, are set out in Rinker’s Board Charter. The duties include:

•                  Promote and oversee the maintenance of Rinker’s high integrity and high performance culture.

•                  Review and confirm the strategic direction of the Rinker group.

•                  Approve business plans, budgets and financial policies.

•                  Consider management recommendations on key issues, including proposed acquisitions, divestments and significant capital expenditure.

•                  Fulfil its responsibilities in relation to safety, occupational health and environmental matters arising out of Rinker group activities and the impact of those activities on employees, contractors, customers, visitors and the communities and environments within which Rinker group companies operate.

•                  Oversee the establishment of proper processes and controls to maintain the integrity of accounting and financial records and reporting.

•                  Reward executives fairly and responsibly, having regard to the interests of shareholders, Rinker’s performance, the performance of the relevant executive and employment market conditions.

•                  Determine dividend policy and the amount, timing and nature of dividends to be paid to shareholders.

•                  Adopt and oversee implementation of corporate governance practices that represent best practice in Rinker’s particular circumstances from time to time.

•                  Oversee capital management and financing strategies.

•                  Oversee appropriate and effective risk management policies and strategies.

•                  Determine the scope of authority (and limits on that authority) delegated to the Chief Executive Officer (CEO).

•                  Strive to ensure that the board is comprised of strongly performing individuals of the utmost integrity with complementary skills, experience, qualifications and personal characteristics that are highly suited to Rinker’s present and anticipated future needs, with regular performance reviews supporting this objective.

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

The role of the chairman includes:

•                  Leading the board, including ensuring that board meetings are conducted in an open and professional manner and that all directors know that they are expected to be well informed and are encouraged to express their views forthrightly, without fear or favour, leading to objective, robust analysis and debate.

•                  Representing the views of the board to shareholders and the public.

•                  Conducting meetings of shareholders in an open, democratic manner and providing a reasonable opportunity for shareholders (as a whole) to express their views and to ask questions of the board, management and the external auditors.

•                  Ensuring that new directors are properly briefed on the terms of their appointment and their rights, duties and responsibilities.

•                  Setting an example of the culture and values for which Rinker stands.

If appropriate, the board may also appoint a deputy chairman to assist the chairman from time to time and to act as chairman in his absence. In Rinker’s current circumstances, the board has determined it appropriate that Marshall Criser, a US-based director, perform that role.

1.5 The composition of Rinker’s board

Rinker’s constitution provides for a minimum of five and a maximum of 10 non-executive directors. The board has determined that currently, the appropriate number of non-executive directors is five. All five non-executive directors have been determined by the board to be independent.

The constitution also provides for a maximum of three executive directors. In Rinker’s current circumstances, the board has determined it appropriate that the CEO be the only executive director on the board.

The Board Charter specifies that the majority of Rinker’s directors must be independent (see criteria below). Under Rinker’s constitution, non-executive directors will always comprise a majority of the board.

With assistance from the nominations committee, the board strives to ensure that it is comprised of strongly performing individuals of the utmost integrity and whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker’s present and anticipated future needs. Specific duties have been assigned to the nominations committee (as set out in the Nominations Committee Charter) to support that objective. Membership of the nominations committee (all members are independent non-executive directors) and attendance at its meetings is set out on page 129.

Details of current directors, including their skills, experience, qualifications, length of service and current term of office are on pages 86-88.

1.5.1                     Assessing the independence of directors

The board’s policy on assessing independence is based on criteria established in Australia and the United States, including that established by the:

•                  ASX Corporate Governance Council.

•                  Australian Investment and Financial Services Association (the IFSA Blue Book).

•                  US Sarbanes-Oxley Act of 2002 and Securities Exchange Commission (SEC) rules.

•                  Corporate Governance Rules of the NYSE.

The board’s overarching test for independence is whether a director is:

‘Independent of management and free from any business or other relationship that could materially interfere with (or could reasonably be perceived to materially interfere with) the exercise of their unfettered and independent judgment.’

In determining whether this test is satisfied, the board applies the criteria set out below to determine whether there are any indicators of matters that may impair a director’s unfettered and independent judgment.

The board may determine that a director is independent even though one or more of the threshold criteria below are not met, in which case the board will publicly disclose its reasons for making that determination.

Similarly, the board recognizes that in certain circumstances it is possible that a director may not be independent, even if the criteria are met.

In considering independence, the board will distinguish between:

•                  a relationship that may, on isolated occasions, potentially give rise to a narrow, discrete and immediately identifiable conflict of interest (that can be completely quarantined by the board’s conflict of interest procedures); and

•                  a relationship that may potentially affect the director’s underlying objectivity or independence of mind.

The board tests the independence of directors at least annually. In addition, each director is required to promptly provide the board with any new information that may be relevant to that director’s independence. The board will promptly consider any such information and then re-assesses its determination of that director’s independence.

The board will disclose, in each annual report, its determination of whether or not each director is independent.  The board has recently determined that each of its non-executive directors is, in fact, independent and that none of the criteria set out below have been triggered.

1.5.2                     Criteria for assessing independence

•                  The director is not a member of management within the Rinker group.

•                  The director is not a substantial shareholder (as defined in section 9 of the Corporations Act 2001) of Rinker or an officer of, or otherwise associated directly with, a substantial shareholder of Rinker.

•                  Within the past three years neither the director, nor an immediate family member (as defined in the Board Charter), has been employed in an executive capacity by any company in the Rinker group or has been a director after ceasing to hold such employment.

•                  Within the past three years neither the director, nor an immediate family member, has been a principal of an auditor or of any material professional adviser or consultant to any company in the Rinker group or has been an employee materially associated with any such service provided.

•                  Within the past three years neither the director, nor an immediate family member, has been employed by an entity that had an executive officer of a company in the Rinker group on its compensation committee.

•                  The director does not hold cross-directorships or have other significant links with other directors through involvement in other companies or bodies where those cross-directorships or links could materially interfere with the director’s unfettered and independent judgment.

•                  Neither the director, nor an immediate family member, is a material supplier or customer of the Rinker group or an officer of, or otherwise associated directly or indirectly with, a material supplier or customer. In this context the supplier or customer shall be deemed to be ‘material’ if payments to or from that customer or supplier exceed two per cent of the consolidated gross revenue of either the Rinker group or of that customer or supplier.

•                  The director has no material contractual relationship with a company in the Rinker group other than as a director, nor does the director receive additional compensation from any such company, apart from approved director’s and committee fees.

•                  The director has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Rinker group.

•                  The director satisfies the independence criteria specified from time to time by the NYSE.

Critically, in addition to the above criteria, the board is required to determine whether the director is independent in character and judgment.

Directors who currently sit on Rinker’s audit committee satisfy the additional independence criteria specified under the US Sarbanes-Oxley Act of 2002.

1.5.3                     Materiality of relationships

The board, in part, determines whether a relationship with a professional adviser or consultant is material by assessing whether payment for the services provided is five per cent or more of the expenditure by the Rinker group on professional or consulting services or is five per cent or more of the revenue of the relevant professional adviser or consultant.

Because there are inherent weaknesses in mechanically applying quantitative criteria, the board will always strive to determine the true substance of any relationship that may call a director’s independence into question. Qualitative aspects of materiality will be closely considered, including the strategic significance and underlying nature of the relationship.

While Rinker will automatically disclose relationships if the quantitative threshold is exceeded, a relationship will not be regarded as immaterial simply because it involves payments that fall below that quantitative threshold.

Rinker director John Arthur and his spouse are partners in the law firm Gilbert + Tobin (G+T). The board specifically examined the fact that in the past G+T had undertaken matters relating to businesses now conducted by companies in the Rinker group (commencing many years prior to Mr Arthur joining G+T) and could potentially do so in the future. In recognizing the potential sensitivity of the connection, the board undertook that examination even though the materiality threshold outlined above had not been remotely approached.

The board determined that:

•                  Neither Mr Arthur nor his spouse had ever personally acted in any such matters and would not do so in future.

•                  Mr Arthur had not and would not seek to influence any decision on whether or not a company in the Rinker group should use G+T.

•                  Mr Arthur had never received, nor would in future receive, any additional financial benefit (that is, apart from normal partnership distributions – there being more than 40 partners in G+T) or other recognition or benefit of any nature whatsoever by G+T in connection with any matters carried out by G+T for a company in the Rinker group.

•                  There were no other aspects of the relationship with G+T that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of Mr. Arthur’s unfettered and independent judgment.

•                  It would be against Rinker’s best interests to restrict its long-standing policy that in each case the most appropriate lawyer for a particular matter be engaged, by refusing to consider any lawyer working for G+T.

1.6 Appointment, election and re-election of Rinker directors

The board’s nominations committee has specific duties (set out in its charter) to assist the board in assessing the skills required by the board from time to time and in identifying candidates for potential appointment to the board.

When it is appropriate to appoint a new director and a suitable candidate has been found, the Chairman ensures that prior to appointment, the candidate understands, and agrees to, the board’s expectations of that candidate including, in particular, the time commitment and nature and quality of the contribution required. A formal letter of appointment is provided to the proposed director which includes (among other things) the terms and conditions of appointment, the Board Charter and the charters of each committee, Rinker’s constitution, details of future board and committee meetings, indemnity and insurance arrangements and details regarding remuneration, expenses and superannuation.

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

Rinker’s constitution provides that an executive director’s office automatically becomes vacant when he or she ceases employment with Rinker, unless the board determines (prior to that cessation of employment) that the director will remain in office as a director for a specified period that may not exceed 12 months.

1.7 Rinker’s board meetings

The board meets as often as the directors determine is necessary to fulfil their responsibilities and duties. Details of board and committee meetings held during Rinker’s most recent financial year and each director’s attendance at those meetings is set out in the table below. Because of the international nature of the Rinker group’s operations, Rinker’s directors are required to travel substantially. The dates and locations of scheduled meetings are generally agreed at least a year in advance. However the board always retains flexibility to reschedule meetings or to schedule additional meetings if significant issues arise outside the planned program of meetings.

The board aims to strike an appropriate mix between meetings held in Australia, meetings held in the United States and meetings conducted by video-conference or other electronic means.

Board and committee papers are distributed sufficiently in advance of each meeting to afford directors adequate time to fully consider the material before the meeting.

The board reviews the overall content of its meeting agendas and board and committee papers at least annually as part of the board’s performance review process (this must also be done at any other time on the request of any director). The company secretary is required to prepare a draft agenda for each meeting, which is finalized by the Chairman in consultation with the CEO. In addition, any director may require a matter to be placed on the board’s agenda.

Independent non-executive directors meet on a regular basis, without any executive director or other member of management present. The Chairman presides over these meetings. Interested persons may raise issues with the Chairman for consideration by the non-executive directors – contact details are available on Rinker’s internet site.

Whenever necessary to ensure that discussion on sensitive matters may be conducted plainly and openly, the Chairman will request executive directors and other members of management who may be present to temporarily leave the board meeting. If necessary, the Chairman will call a separate formal meeting of non-executive directors.

Subject to any need for the directors to meet in private, the company secretary and, at the Chairman’s invitation, the chief financial officer, attend all board meetings.

Senior managers who report to the CEO are expected to make personal presentations to the board regularly – including at the board’s annual budget and strategy meeting with management and on other appropriate occasions – to provide an in-depth review of the performance and issues of the business for which they are responsible. Other managers are invited to attend such sessions when appropriate.

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

1.8  Rinker’s board committees

The board has established the following committees to advise and support the board in carrying out its duties:

•                  Audit committee (see charter).

•                  Safety, health & environment committee (see charter).

•                  Remuneration & human resources committee (see charter).

•                  Nominations committee (see charter).

Each committee has a written charter which addresses the committee’s composition, overall responsibilities, specific duties, reporting obligations, meeting frequency and arrangements, authority and resources available and provisions for reviewing the committee’s charter.

The composition of each committee and the attendance of their members at meetings is set out in the table on page 129.

1.9  Induction, access to information and continuing education for directors

Upon joining the board, and in addition to their letter of appointment, new directors are provided with a comprehensive information pack and special briefings from management. At the earliest practical opportunity, they take part in visits to key operations in the United States and Australia to assist them to rapidly understand the Rinker group’s businesses, strategies, people, culture, policies and other key issues.

With the consent of the Chairman, which may not be unreasonably withheld, any director may attend (at Rinker’s expense) briefings, lectures or courses that the director believes will assist in further developing the director’s knowledge and understanding of either his or her duties and responsibilities as a director or of issues clearly pertinent to the Rinker group’s businesses.

To assist directors to maintain their understanding of the group’s businesses and to assess the people running them, senior managers brief the board regularly in person. Site visits and briefings are organised as frequently as practical. Subject to safety requirements, directors have unrestricted access to employees during such visits. External professionals and consultants also brief the board when appropriate.

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

1.10  Performance reviews of the board

Through its nominations committee, and using the services of an independent third party, the board annually formally reviews the performance of the board, its committees, and individual non-executive directors. A review was undertaken in March/April 2005, and a report on its findings and recommendations was presented to the board in May 2005. The review was initially conducted by way of questionnaire, with the opportunity for follow-up discussions if any director, or the independent third party, thought it would be beneficial to do so. The review indicated that the board was performing soundly.

Matters canvassed in the performance review included:

•                  The effectiveness of the board and each committee in meeting the requirements of their charters, and any amendments that should be made to those charters.

•                  The contribution, effort and time commitment made by individual directors, both at board meetings and in their other responsibilities.

•                  The effectiveness of the Chairman in leading the board.

•                  The quality of debate and discussion at board meetings.

•                  The quality of the relationship between non-executive directors and management.

•                  The quality and timeliness of board agendas, board papers and secretarial support services.

•                  The suitability of the blend of skills, experience, qualifications and personal characteristics represented on the board and an identification of any current or potential gaps.

•                  Any other significant matters that arose during the process.

Through the remuneration & human resources committee, the performance of the CEO (and other executive directors, if any) is separately and formally reviewed each year. The review evaluates performance against pre-set financial and non-financial goals.

1.11 Safeguards against conflicts of interest

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

If a potential conflict arises, the director concerned does not receive the relevant board papers and is required to withdraw from the board meeting while the matter is considered. The director must not endeavour, in any other manner, to exercise any influence in connection with the board’s consideration of the matter.

If a significant conflict of interest arises that is not capable of being completely quarantined by the above procedure, and which has the potential to affect a director’s underlying objectivity or independence of mind, the Chairman, after consultation with the director, may request the director to resign.

1.12 Shareholding requirements for directors

Rinker’s constitution requires each director to hold a minimum of 2,000 Rinker ordinary shares (or the equivalent in Rinker ADRs) in their own name.

In addition, the board’s policy is that each non-executive director be encouraged to acquire Rinker shares or ADRs, with a value equivalent to not less than one year’s base director’s fees, within a reasonable time of joining the board, and that such Rinker shares or ADRs continue to be held while remaining on the board.

The board’s policy also encourages the CEO to acquire Rinker shares or ADRs, with a value equivalent to three year’s of the CEO’s base remuneration, within a reasonable time and that such Rinker shares or ADRs continue to be held while remaining as CEO.

Details of directors’ shareholdings are set out in the table on page 129.

1.13 Restrictions on share dealings by directors and employees

Directors and employees are subject to Australian and US legal restrictions on buying or selling Rinker securities while in possession of price sensitive information that has not been disclosed to the market (known as insider trading).

Rinker has adopted a Policy on Dealings in Shares by Rinker Directors and Employees that places additional restrictions on the ability of directors and employees to buy or sell Rinker’s shares, designed to minimise the risk of actual or perceived insider trading. Regular monthly purchases by the trustee of Rinker’s Employee Share Acquisition Plan, on behalf of directors and employees, are permitted to continue throughout the year in accordance with standing instructions. However, those standing instructions may not be changed outside the limited ‘trading windows’ identified in the policy. The policy has recently been updated to reflect Rinker’s quarterly reporting of results to the market. An additional trading window has been added, opening after Rinker’s third quarter results are released to the market in January.  Also, on a one-off basis this year, as a consequence of Rinker’s early announcement to the market (on 8 April 2005) of its expected financial results for the year ended March 31, 2005, directors brought forward and extended (in each case by one month) the trading window that normally opens with the formal announcement of those results in May.

In accordance with ASX Listing Rules, Rinker is required to notify ASX, within five business days, of any sale or purchase of Rinker securities by a director.  This notification is also filed publicly by Rinker with the SEC (on Form 6-K). To enable Rinker to fulfil this obligation, each director has entered into an agreement with Rinker under which the director is required to notify the company of any such sale or purchase as soon as reasonably practicable, and in any event within three business days.

2.              Rinker’s shareholders

2.1  Communications strategy

Rinker is committed to providing shareholders with extensive, transparent, accessible and timely communications on company activities, strategy and performance.

The primary tools used to communicate with shareholders include:

•                  Releases to ASX and SEC/NYSE in accordance with continuous disclosure obligations.

•                  Extensive use of Rinker’s internet site (www.rinkergroup.com).

•                  Annual report.

•                  Half-yearly results summary published on internet.

•                  Annual general meeting (AGM).

•                  Email distribution of company releases, reports and other communications.

•                  Media coverage of significant announcements.

•                  Rinker’s communications program includes:

•                  Posting on Rinker’s internet site of all announcements and reports to the market, immediately following release by ASX.

•                  Mailing annual report to shareholders (unless requested otherwise) and posted on Rinker’s internet site for downloading.

•                  Email alerts to shareholders (upon request) informing them of significant announcements and the availability of reports on Rinker’s internet site.

•                  AGM, results briefings to media and analysts, and conference calls with analysts are all webcast live and archived for later viewing on Rinker’s internet site.

•                  Other major briefings, presentations and management speeches are immediately posted on Rinker’s internet site.

•                  Site visits and strategy briefings are provided for fund managers and analysts.  All new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker’s internet site.

•                  My Rinker employee newsletters posted on Rinker’s internet site.

Shareholder questions about Rinker:

Shareholders can send questions by

•                  Sending emails to Rinker.

•                  Contacting Rinker by telephone, facsimile or mail.

Contact details are provided on Rinker’s internet site.

Shareholder participation at Rinker AGMs:

•                  Shareholders are encouraged to attend Rinker’s AGM each year, to ask questions and to exercise their voting right.

•                  At Rinker’s request, our external auditor has undertaken to attend each Rinker AGM to be available to answer relevant shareholder questions.

•                  Shareholders who cannot attend in person are encouraged to lodge a proxy and to view the live webcast.

•                  Addresses by the Chairman and the CEO, together with any relevant presentation materials, are released to ASX and the SEC and posted on Rinker’s internet site concurrently with the AGM.

•                  Voting results (including a summary of proxy voting) on matters considered at the AGM are released to ASX and the SEC and posted on Rinker’s internet site as soon as they are determined.

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

Rinker’s Market Disclosure Policy, coupled with its communication strategy referred to above, is designed to put into practice Rinker’s commitment to:

•                  Provide relevant information about the company, its performance and activities to the market in strict compliance with its disclosure obligations under Australian and US law.

•                  Avoid selectively disclosing price sensitive information.

•                  Take all reasonable steps to provide all shareholders and other interested parties with equal access to information that is made available to the market.

3.              Rinker’s ethical culture

Rinker’s Code of Business Ethics applies to all directors, officers and employees within the Rinker group.

The key elements of the code include:

•                  Acting within the law and Rinker’s policies.

•                  Acting with integrity.

•                  Acting responsibly with respect to all stakeholders, including fellow employees, customers, communities, shareholders and suppliers.

•                  Conflicts of interest.

•                  Integrity in financial reporting.

•                  Respecting the value and confidentiality of information.

•                  A drug-free, safe and healthy working environment.

•                  Safeguarding company assets and resources.

Over 3,000 middle ranking and senior employees are required to certify annually, in writing, their knowledge of and compliance with the code. A hotline telephone number is available for confidential reporting of concerns or suspected violations. Anonymous reports may also be made. The code protects any employee who makes a report in good faith from indignity or retaliation.

Rinker has also established a separate Policy on Dealings in Shares by Rinker Directors and Employees.

4.              Rinker’s remuneration

Rinker’s board has established a remuneration & human resources committee, the main role of which (as set out in its charter) is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

•                  Providing sound remuneration and employment policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker’s shareholders.

•                  Fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker’s performance, the performance of the relevant executive and employment market conditions.

•                  Evaluating potential candidates for executive positions, including the CEO, and overseeing the development of executive succession plans.

All members of the committee are independent non-executive directors. Its charter is available on Rinker’s internet site. Attendance at its meetings is set out on page 129.

The board and the committee recognize that – while remuneration is important in recruiting, retaining and motivating highly talented and effective people – other factors also play a major role. These include Rinker’s corporate reputation, its ethical culture and business values, its executive leadership, and its other human resources policies.

Rinker has prepared a separate Remuneration Report, set out on pages [89-109] of this annual report. Among other things, the report:

•                  Explains the board’s policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Rinker group.

•                  Discusses the link between the board’s policies and Rinker’s performance.

•                  Provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them.

•                  Identifies the companies that Rinker’s performance is measured against for the purpose of its long-term incentive plan.

•                  Sets out remuneration details for each director and for each member of Rinker’s senior executive management team.

With the exception of USP, described at the beginning of this statement, no current or proposed equity-based remuneration within Rinker involves the issue of new shares. All shares for equity plans are purchased on-market and the relevant cost expensed in accordance with accounting standards. The board has noted clarification that ASX Recommendation 9.4, relating to shareholder approval of equity-based executive remuneration plans, is intended to apply only to plans involving the issue of new shares, that is, plans that dilute the holdings of existing shareholders. Even so, the board is satisfied that shareholders will be afforded adequate opportunity to consider and pass comment on such plans, which are fully explained in the Remuneration Report, when considering the adoption of the Remuneration Report at Rinker’s AGM on July 18, 2005.

5.              Integrity of Rinker’s financial reporting

The primary responsibility of the audit committee is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

•                  The integrity of Rinker’s financial reporting.

•                  Compliance with legal and regulatory requirements, and with Rinker’s Code of Business Ethics.

•                  The external auditor’s qualifications and independence.

•                  The system of risk management and internal controls that management has established and the process of internal and external auditor review of internal control.

•                  The performance of Rinker’s internal audit function and external auditors.

All members of the audit committee are independent non-executive directors. Its charter is available on Rinker’s internet site. Attendance at its meetings is set out on page 129.

Because Rinker is registered with the SEC, under US law the audit committee is required to be directly responsible for the appointment, compensation, retention and oversight of the external auditor and the pre-approval of all auditing, audit-related and permitted non-audit services performed by the external auditor. Under the Corporations Act 2001 the company in general meeting must approve the removal of external auditors and the appointment of new external auditors, giving rise to a potential inconsistency. Rinker will give effect to the provisions of the Corporations Act 2001 to the extent of any inconsistency, giving shareholders ultimate authority in such circumstances.

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

The lead and concurring partners of Rinker’s external auditor must be rotated at least every five years, followed by a five-year minimum time out period during which those partners may not take part in the Rinker audit. Other audit partners on the engagement team must be rotated at least every seven years, followed by a minimum two-year time out period.

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

The board has established a process for identifying, evaluating and managing significant risks faced by Rinker. The process is reviewed annually and was in place during the year ending March 31, 2005 and up to and including the date of approval of the 2005 annual report and financial statements.

Rather than having a single risk policy, Rinker has specific policies and processes for addressing the key areas of business risk, financial risk, financial integrity risk and compliance risk. Relevant policies cover areas such as limits of authority, ethics and integrity, compliance with laws and regulations, treasury management, safety, health and environment, and human resources.

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

Assurance functions – including internal auditors and health, safety and environmental auditors – perform reviews of control activities and provide regular written and face-to-face reports to the board, its committees, and to senior management. The board receives and reviews minutes of the meetings of each board committee.

Some risks, such as natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties through insurance coverage, to the extent considered appropriate.

Rinker has established a disclosure committee, drawn from management, which is responsible for reviewing the effectiveness of the group’s controls and procedures for the public disclosure of financial and related information. This committee presents the results of its review to executive management and directors.

In the course of approving Rinker’s financial statements and notes thereto for the year ended March 31, 2005, the board considered certificates from the Chief Executive Officer and the Chief Financial Officer stating that, in the opinion of those officers:

•                  The integrity of Rinker’s financial statements and notes thereto was founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the board.

•                  Rinker’s risk management and internal compliance and control systems, to the extent they relate to financial reporting, were operating effectively in all material respects, based on the 1992 COSO framework.

7.              NYSE corporate governance rules

Because Rinker’s ADRs are listed on the NYSE, Rinker is required to disclose any significant differences between its corporate governance practices and the NYSE corporate governance rules. There are two potentially significant differences.

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

To provide checks and balances on the potential dilution resulting from the process of earmarking shares to be used for equity-based awards to employees and directors, the NYSE rules generally require that all ’equity-compensation plans’ be approved by shareholders. The NYSE rules define an ’equity-compensation plan’ broadly to include plans involving both newly issued shares and shares acquired on-market.

With the exception of its Universal Share Plan (USP), all of Rinker’s other share plans involve shares acquired on-market and, therefore, are non-dilutive to shareholders. Full disclosure is made of shares purchased under these plans and the costs are expensed and disclosed in accordance with accounting standards. Rinker’s USP is described above (under the heading ’ASX Principles and Recommendations’).

Rinker has not obtained shareholder approval for its share plans open to employees and directors. However, the board has elected to put its Remuneration Report, which includes details of all share plans, to shareholders for adoption by way of a non-binding resolution at Rinker’s annual general meeting on July 18, 2005.

Directors’ attendance at board and committee meetings

Year ended March 31, 2005	Board		Audit Committee		Remuneration & HR Committee		Nominations Committee		Safety, Health & Environment Committee
Name	A	B	A	B	A	B	A	B	A	B
John Arthur	10	10			5	5	1	1	4	4
David Clarke(1)	10	10
Marshall Criser	10	10	4	4	5	5	1	1
John Ingram	10	10	4	4	5	5	1	1
John Morschel	10	10					1	1	4	4
Walter Revell	10	10	4	4			1	1	4	4

Legend:

Current member	Current Chairman

Notes:

A               shows number of meetings held during the period the director was a member of the board and/or committee

B               shows number of meetings attended during the period the director was a member of the board and/or committee

(1)          As an executive director, David Clarke is not a member of any committees.

Directors’ interests in Rinker shares (including Rinker ADRs) are set out below.

As at May 12 2005	Relevant Interest 2005		Relevant Interest 2004
John Arthur	34,700		25,458
David Clarke*	1,010,519	**	260,414
Marshall Criser	34,000		34,000
John Ingram	17,175		15,000
John Morschel	59,487		51,333
Walter Revell	20,000		20,000

*                 During year end March 31, 2004, Mr. Clarke had an additional exposure to movements in Rinker’s share price by virtue of his election to invest in 245,026 “notional Rinker shares” under the Rinker group’s SERP.  The SERP is a non-qualified defined contribution plan in the United States to which employees and employers make contributions.  The interest was economic only – notional Rinker shares did not carry any rights in connection with Rinker ordinary shares or Rinker ADRs.  During year ended March 31, 2005, a Rinker subsidiary (through a trustee) acquired Rinker ordinary shares or Rinker ADRs, reflecting Rinker’s liabilities under the SERP, and gave participants the ability to decide how the shares and ADRs will be voted. Mr. Clarke’s SERP interests are therefore now included in the amount shown under the Relevant Interest 2005 column.

**          Includes 500,000 PSP shares granted to Mr. Clarke during year end March 2005.  These shares are at risk and will be eligible to vest if performance criteria are met.

D.            Employees

As of March 31, 2005, Rinker group companies had a total of 13,279 employees.  A breakdown of employees by geographic location is set out below.

Employee numbers for Rinker Group Limited at March 31:

	2005	2004	2004-2005 % CHANGE	2003
United States	10,186	10,695	(4.8%)	10,262
Australia	2,600	2,591	0.3%	2,243
China	493	486	1.4%	525
Total	13,279	13,772	(3.6%)	13,030

Note:  Represents full time equivalent employees.  The decrease in the number of US employees at March 31, 2005 is primarily the result of the sale of the prestress and polypipe operations.

In the US, Rinker Materials provides certain union and non-union employees with a defined contribution retirement plan that allows employees to defer a portion of their salary in accordance with US Internal Revenue Service guidelines.  Pursuant to the plan, Rinker Materials matches a percentage of the employee contribution and annually makes a discretionary profit sharing contribution.  Additionally, in connection with certain acquisitions, Rinker Materials is obligated to maintain defined benefit retirement plans. Rinker Materials funds these defined benefit plans in accordance with government guidelines.  On January 1, 2005 an unaudited actuarial review was performed on the defined benefit pension plans.  The actuarial review reflected an estimated shortfall of US$19.2 million (A$24.8 million).  This deficit is being funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied.  Details are provided in “Item 5 – Operating and Financial Review and Prospects.”

Rinker Materials has approximately 45 different collective bargaining agreements with a number of unions.  These agreements, most of which have been in place for many years, cover approximately 4,000 employees.  Of these 4,000 employees, approximately 1,800 are covered by various chapters of the International Brotherhood of Teamsters each of which negotiates different agreements for its members, and approximately 1,300 are covered by various chapters of the Laborers International Union, each of which negotiates different agreements for its members.  The terms of ongoing collective bargaining contracts vary with expirations ranging from 2005 to 2010. Rinker Materials, while covered by these various collective bargaining agreements, has experienced a relatively low level of industrial disruption over the past three years.  Rinker group’s relationship with its various labor unions may be characterized as mature and productive.

U.S. employees covered by collective bargaining agreements, not covered by single employer pension plans, generally receive pension and health benefits directly from multiemployer trust funds jointly managed by trustees appointed by labor and management.

Readymix Holdings in Australia has approximately 61 enterprise bargaining agreements and certified agreements covering approximately 2,000 employees.  Major respondent unions include the CSR & Rinker Salaried Staff Association, the Australian Workers Union, the Australian Manufacturing Workers’ Union and the Transport Workers Union.  Readymix Holdings administration, production, maintenance and transport employees are eligible for membership in these various unions.  The Readymix Holdings enterprise agreements or enterprise awards are registered with either the Australian Industrial Relations Commission or Queensland or New South Wales Industrial Relations Commissions.  The enterprise agreements and awards are underpinned by relevant industry awards and operate for fixed terms of various lengths (although they continue to operate after the expiry of those terms unless replaced by another agreement/award).   Salaried staff are employed under individual contracts of employment, which are underpinned by an award of the Australian Industrial Relations Commission and, in some cases, by certified agreements (which comprise about 21 of the total number of 61 mentioned above).    Over the past three fiscal years, industrial disputation has been minimal and Readymix Holdings believes that it has good relationships with its employees.

In Australia, Rinker group entities participate in superannuation (pension) plans that will continue to provide ongoing benefits for employees.  Harwood Superannuation Fund (formerly the CSR Australian Superannuation Fund) provides ongoing benefits for the employees of the Rinker Group entities in Australia (including expatriates in China), with Rinker assuming responsibility to fund defined benefits and accumulation benefits for Rinker group employees.  Readymix Holdings is also a participating employer in the Monier PGH Superannuation Fund, which provides superannuation benefits for some employees.

Rinker group entities have comprehensive safety and health management systems.  These systems are designed to improve overall safety performance in all operations.  Rinker continues to focus on safety, health and environment management training for business managers and other frontline people, improving root cause analysis, advancing risk assessment processes, addressing potential occupational health hazards and integrating new acquisitions into the Rinker group management system approach.  In addition, the current safety, health and environment audit program is being revised and strengthened although many of Readymix Holdings sites continue to be audited externally to be in compliance with self-insurance requirements.

E.              Share Ownership

No director or senior manager has beneficial ownership of one percent or more of the voting securities.  Note 32 to the financial statements included elsewhere in this annual report shows actual shareholdings of directors, each of whom is required by Rinker’s constitution to own a minimum of 2,000 shares in his or her name.  As at March 31, 2005 the holdings of directors and senior management of Rinker, as a group, of Rinker’s voting securities were as follows:

Title of Class	Identity of Person or Group	Number Owned	Percent of Class

Ordinary shares	Directors and senior management	3,167,055	0.34%

As at March 31, 2005, 4,663,367 ordinary shares were owned by current senior managers or other employees of Rinker group entities under Rinker employee equity plans.

No options to acquire Rinker shares are held by any directors, members of senior management or other employees as at May 12, 2005.

Item 7              Major Shareholders and Related Party Transactions

A.            Major Shareholders

Rinker is not directly or indirectly controlled by another corporation or by any foreign government and does not know of any arrangement the operation of which may at a subsequent date result in a change of control of Rinker.

As at May 12, 2005 there were four registered holders known to Rinker of more than 5 percent of Rinker’s outstanding voting securities.  Westpac Custodian Nominees Limited held 165.1 million ordinary shares or 17.6 percent of Rinker’s issued capital.  J P Morgan Nominees Australia Limited held 123.7 million ordinary shares or 13.2 percent of Rinker’s issued capital.  National Nominees Limited held 99.5 million ordinary shares or 10.6 percent of Rinker’s issued capital.  RBC Global Services Australia Nominees Pty Limited held 49.3 million ordinary shares, or 5.3 percent of Rinker’s issued capital.  The shares are held as nominee for numerous beneficiaries, most of whom are believed to be pension funds but whose identity is not known to Rinker.

In addition, as at May 12, 2005, three beneficial owners of more than 5 percent of Rinker’s outstanding voting shares were known to Rinker.  These were Perpetual Trustees Australia Limited, holding 87.1 million ordinary shares or 9.3 percent of Rinker’s issued capital, Barclays Global Investors Australia Limited, holding 47.8 million ordinary shares or 5.1 percent of Rinker’s issued capital, and Capital Group Companies, Inc., holding 47.1 million ordinary shares or 5.0 percent of Rinker’s issued capital.  None of these holders of larger blocks of shares have voting rights that are different from the rights of other shareholders.

As at May 12, 2005, 516,553 (0.1% of the total ordinary shares outstanding) fully paid ordinary shares are held by 889 shareholders who, on record, are resident in the United States.

Based on inquiries made of registered holders, Rinker estimates that as at April 30, 2005 approximately 229 million fully paid ordinary shares representing approximately 25% of total ordinary shares outstanding were beneficially owned by residents in the United States.

B.            Related Party Transactions

Relationship of directors

As at March 31, 2005, there were no interest free loans to the directors of Rinker and its subsidiary entities other than one interest free loan to a director of a subsidiary as noted at page 108. During fiscal year 2005, no directors of Rinker or any of its subsidiaries and their director-related entities have received or are entitled to receive any additional benefit, other than a benefit shown in “Item 6.B. - Remuneration details of executive directors and senior management” or the accompanying financial statements (specifically, Note 26 “Directors’ and executives’ remuneration”, Note 11 “Receivables” and Note 32 “Related party information”) by reason of a contract made by Rinker or a related party with the directors, or with a firm or company in which they have a substantial financial interest or over which they have a significant influence.

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

Transition and shared services arrangements

Following the demerger Rinker and CSR entered into an agreement pursuant to which CSR supplied, or procured the supply of, a variety of services to the Rinker group during a transitional period. The transitional period was completed for all services within fiscal year 2005.

Certain limited services, primarily access to human resources and payroll IT systems, are obtained from CSR under an ongoing supply agreement.

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

Superannuation arrangements

The Harwood Superannuation Fund (previously CSR Australian Superannuation Fund) and the Monier PGH Superannuation Fund continue to provide ongoing benefits for employees of CSR and Rinker in Australia (including expatriates in China).  As determined by the CSR board prior to the demerger, as part of the demerger separation terms (having regard to, principally, the division of assets and liabilities between the respective entities to be demerged and the number of employees of each entity who were members of the Harwood Superannuation Fund), CSR and Rinker will each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of Harwood Superannuation Fund as at March 28, 2003, which will be revalued by the actuary at least annually.  Subject to that arrangement, Rinker and CSR are separately responsible for funding defined benefits and accumulation benefits for their respective employees and CSR continues to be responsible for pensioners and deferred members as at March 31, 2003.

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

•                  Rinker Materials holds one and is the beneficiary of one other of 12 federal mining permits granted for the Lake Belt area in South Florida.  The permit held by Rinker Materials covers Rinker Materials’ SCL and FEC quarries.  Rinker Materials’ Krome quarry is operated under one of the other permits.  The FEC quarry is the largest of Rinker Materials’ quarries measured by volume of aggregates mined and sold.  See “Risk Factors — Operational and supply failures”.  Various governmental agencies are involved in litigation brought by environmental groups concerning the manner in which all 12 permits were granted.  The plaintiffs allege that the relevant governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all appropriate information when issuing the permits.  The plaintiffs seek to set aside the permits and to enjoin the relevant governmental agencies from granting further permits.  Although not named as a defendant, Rinker Materials has intervened in the proceedings to protect its interests.  The proceedings are continuing and it is not possible to determine the likely outcome or what impact that will have on Rinker Materials’ operations.  If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries were ultimately set aside, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely result in increased costs and other adverse operational effects on Rinker Materials. However, Rinker believes that Rinker Materials’ permits were validly issued and does not believe that there is a material risk of such an outcome.

•                  Rinker Materials has been served with two lawsuits filed in Hillsborough County, Florida Circuit Court which name Rinker Materials and several other parties, relating to an animal feed supplement processing site formerly operated by an entity that was later merged into an existing Rinker Materials subsidiary. The site was sold in 1993 prior to Rinker Materials ownership of the subsidiary. The lawsuits are filed on behalf of multiple residents of Hillsborough County living near the site and allege various injuries related to alleged exposure to toxic chemicals. At this time, the Rinker group has inadequate information from which to estimate a potential range of liability, if any.

•                  The litigation commenced in December 2001 by TNT Australia Pty Ltd as described in the equivalent item in last year’s report has been settled.

•                  The Australian Competition and Consumer Commission advised during the year that it had discontinued its investigation into potential anti-competitive conduct by CSR Emoleum as described in the equivalent item in last year’s report.

Although Rinker Materials is currently named as a defendant in a number of asbestos claims in the United States (approximately 357 as at May 12, 2005) relating to the alleged sale of raw asbestos by CSR Limited, and has been named in other such claims in the past, to date it has never been held liable in response to any such claims and all resolved claims have been dismissed for no payment by Rinker Materials, usually with express agreement from claimant’s attorneys that Rinker Materials was not a proper party (CSR ceased such sales in 1966 and Rinker Materials was not formed until 1981).  Rinker has no reason to believe that these circumstances will change and does not believe such claims present a material risk of material liability.  Furthermore, CSR Limited has agreed to indemnify Rinker group companies in the event of any asbestos-related liabilities being imposed on them in respect of CSR’s alleged torts.  Accordingly, Rinker does not believe asbestos litigation against CSR will have a material impact on the business, financial position or financial performance of the Rinker group.

Dividend Policy

Prior to the demerger, during fiscal year 2003, Rinker paid a dividend of A$16.1 million to its sole shareholder, CSR Limited.

At the time of the demerger, the directors adopted a dividend policy for Rinker of distributing between 20-30% of available net profit after finance and income tax in the form of dividends, with an interim dividend payable in December of each year and a final dividend in July. Since the demerger, Rinker has declared the following dividends:

Dividends Declared	2005	2004
In respect of fiscal years ending 31 March

Amount per share
Interim dividend (A$ cents per share) (1)	7.0	6.0
Final dividend (A$ cents per share) (2)	14.0	8.0
Total	21.0	14.0

Franking
Interim dividend (1)	100%	100%
Final dividend (2)	60%	100%

Payout Ratio (3)	34%	31%

Notes:

(1) Interim dividends are paid in December of the current fiscal year.

(2) Final dividends are paid in July of the following fiscal year.
(3) Defined as dividends declared in respect of a given fiscal year divided by net profit attributable to Rinker shareholders for that corresponding fiscal year.

Rinker declared a final dividend in respect of the year ended March 31, 2005 of Australian dollar 14 cents (A$0.14) per share, 60% franked, totaling approximately A$131 million, payable on July 2, 2005, reflecting the intention of Rinker’s directors to seek to distribute in future around 35% of available net profit after finance and income tax in the form of dividends.

Subject to the Australian Corporations Act 2001, the directors of Rinker may declare a dividend and set the amount and date for its payment.  The payment of dividends is subject to the discretion of the Rinker board.  Dividends are payable to shareholders of fully paid shares equally.  Generally, shares rank for dividend from their date of allotment.

The level of dividends declared by the Rinker board is subject to a number of factors, including the financial results of the Rinker group, the general business environment, ongoing capital expenditure requirements, ongoing cash requirements, applicable law and any other factors the Rinker board may consider relevant.

Holders of Rinker ADRs, which each represent five Rinker ordinary shares, are each entitled to a final US$ dividend equivalent of A$0.70 per share, or five times the final dividend per ordinary share.

B.            Significant Changes

Except as otherwise disclosed in note 38 to the audited financial statements, no significant change has occurred to the Rinker group entities, since the date of the financial statements.

Item 9              The Offer and Listing

A.            Listing Details

Not applicable

Nature of Trading Market

The principal trading market for Rinker’s fully paid ordinary shares is conducted by the ASX.  Rinker ordinary shares were listed on the ASX (ticker symbol ’RIN’) for the first time on March 31, 2003 (on a deferred settlement basis).

In the United States, JPMorgan Chase Bank, N.A. as Depositary (the “Depositary”), issues ADRs evidencing ADSs.  Effective April 27, 2005, each ADS represents 5 ordinary shares.  The ADRs commenced trading on the NYSE on October 28, 2003.

The following table sets forth, for the months indicated, the high and low sales prices in A$ per ordinary share as reported by the ASX and the high and low sales prices in US$ per ADS as reported by the NYSE.

	Month	Per Ordinary Share		Per ADS (1)
		(A$)		(US$)
		High	Low	High	Low
2003	April to June	5.46	4.50	—	—
	July to September	5.98	5.02	—	—
	October to December	6.59	5.60	24.48	21.18
2004	January to March	7.34	6.08	27.90	23.63
	April	7.38	6.62	27.25	24.73
	May	7.66	6.80	27.17	23.75
	June	8.09	7.51	28.05	26.32
	July	8.51	7.74	30.71	28.02
	August	8.70	7.96	30.98	28.89
	September	8.80	8.39	31.32	29.54
	October	8.98	8.48	32.50	31.10
	November	9.75	8.68	37.77	32.91
	December	10.75	9.40	41.59	36.65
2005	January	11.46	10.25	44.05	39.50
	February	11.40	10.76	45.25	42.88
	March	11.92	10.67	47.00	41.38
	April	11.65	10.61	44.47	41.07
	May (through May 12)	12.09	10.81	45.50	42.68

(1)          Effective April 27, 2005, ordinary shares represented by each ADR changed to 5 from 10.  The table above as been adjusted to reflect the new ratio.

At May 12, 2005, 936,961,922 ordinary shares were outstanding and were held by 91,228 holders of record.  As at May 12, 2005, 5,653,199 ADRs representing 28,265,995 ordinary shares, or 3.0 percent of the ordinary shares outstanding on such date, were held by an estimated 2,700 beneficial holders in the United States based on inquiries made of registered holders.

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

During the year ended March 31, 2005, Rinker repurchased and immediately cancelled 4.0 million ordinary shares as part of the on-market buyback.  In August and September 2004, 0.3 million ordinary shares were issued under the Employee Universal Share Plan (USP).  Subsequent to March 31, 2005 and prior to May 12, 2005, a further 4.3 million shares were repurchased and immediately cancelled under the on-market buyback.

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

There are no provisions to allow for the issuance of preferred stock or other ’poison pill’ measures that could prevent a takeover attempt.

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

Bond Guarantee Indemnity Deed

As described in “Item 5.B. – Liquidity and Capital Resources – US$ bonds”, Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR’s guarantee obligations in respect of the US$250 million outstanding 6.875% bonds due on July 21, 2005 issued by Rinker Materials and guaranteed by Rinker and CSR.  To support its indemnity, Rinker Materials has obtained, under its US$1,177.5 million bank credit facilities, bank letters of credit for CSR’s benefit for any obligations that come due under CSR’s guarantee in respect of the bonds that remain outstanding.

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

Broadly, the new dividend imputation system simplifies the old dividend system and it is intended to produce the same tax outcomes as the old system.  The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations.  Under this system, companies are required to identify dividends paid as either franked or unfranked dividends.  Franked dividends are those paid out of profits that have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits.  The Australian corporate tax rate is 30%.  Franked dividends paid to non-residents are exempt from withholding tax.  Unfranked dividends paid from a Foreign Dividend Account are also exempt from Australian withholding tax.  Foreign Dividend Accounts comprise certain non-assessable dividends received by an Australian parent company from foreign subsidiaries and associates. However, unfranked (or partly franked) dividends that are not paid out of a Foreign Dividend Account are subject to withholding tax, generally at 15% on the unfranked amount.  Notices are provided to shareholders that specify the amount (if any) of dividend withholding tax deducted.

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

The tax rules classify interests that satisfy a financial arrangements test as either debt or equity.  An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable.  Ordinary shares are likely to be classified as equity on the basis that the return is contingent on Rinker’s performance or at the discretion of Rinker.  Ordinary shareholders will be advised, by public announcement to the market at the time each future dividend is determined, of the extent to which each such dividend is franked and if unfranked, whether any amount will be paid out of the Foreign Dividend Account.

Under the provisions of the current Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), the Australian tax withheld on unfranked dividends paid by Rinker to which a resident of the United States is beneficially entitled is limited to 15%.  However, where the recipient’s shareholding is effectively connected with a permanent establishment in Australia or a fixed base in Australia from which independent personal services are carried out, the recipient will generally be subject to ordinary income tax for dividends received under the Australian tax rules.  Australia and the United States have agreed to reduce the withholding tax rate to 5% for holders of more than 10% of the shares in a company and 0% for holders of 80% or more of the shares in a company.  In all other cases the 15% rate limit will continue to apply.  These changes took effect on July 1, 2003.

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

Neither the issue nor transfer of Rinker’s ordinary shares or the payment of a dividend will give rise to a liability to goods and services tax in Australia.

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

A US holder is a beneficial owner of ordinary shares or ADSs and:

•                  a citizen or resident of the United States,

•                  a domestic corporation,

•                  an estate whose income is subject to United States federal income tax regardless of its source,

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

US Holders should consult their own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income and Australian tax purposes, if a Holder holds ADRs evidencing ADSs, a Holder will be treated as the owner of the shares represented by those ADRs.  Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Australian tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Rinker out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation.  Dividends paid to a noncorporate US holder and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the US holder holds the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.  Dividends Rinker pays with respect to the ordinary shares will generally be qualified dividend income.

A US holder must include any Australian tax withheld from the dividend payment in this gross amount even though the amount withheld was not in fact received. The dividend is taxable when the dividend is actually or constructively received by the US holder in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution that must be included in income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the basis in the ordinary shares and thereafter as capital gain.

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

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable.

Distributions of additional ordinary shares or ADSs with respect to ordinary shares that are made as part of a pro rata distribution to all shareholders of Rinker generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in ordinary shares or ADSs.  The capital gain of a noncorporate US holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that Rinker’s ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.  If Rinker were to be treated as a PFIC, unless a US holder makes a valid election to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain.  Instead, a US holder would be treated as if the US holder had realized such gain and certain “excess distributions” ratably over the holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.  With certain exceptions, ordinary shares or ADSs received by a holder will be treated as stock in a PFIC if Rinker were a PFIC at any time during the holder’s holding period in the ordinary shares or ADSs.  Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

If a holder owns shares or ADSs in any year that Rinker is a PFIC, the holder must file Internal Revenue Service Form 8621.

F.              Dividends and Paying Agents

Not Applicable.

G.            Statement by Experts

Not Applicable.

H.            Documents on Display

It is possible to read and copy documents referred to in the annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549 and over the internet at the SEC’s website at www.sec.gov.  Please telephone the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room.  Copies of these documents may also be obtained from Rinker on request.

I.                 Subsidiary Information

All controlled entities are 100% owned, unless otherwise indicated.  Rinker’s significant subsidiaries are described in Note 36 to the financial statements.

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

Rinker group has established a Finance Committee – consisting of the Chief Financial Officer; Vice President Strategy & Development; Chief Financial Officer, Readymix; and Group Manager, Finance & Treasury – which is responsible for managing exposures in accordance with the policies in consultation with specialist advice from Rinker Treasury.

Rinker group entities utilize a variety of domestic and international financial institutions as counter parties for hedging transactions. Transaction limits based on credit ratings are placed on each financial institution and reviewed regularly.  Predominantly, Rinker group entities will only utilize counter parties with a Moody’s or Standard & Poors “A3/A -” equivalent rating or higher.  In a few instances where no Moody’s or Standard & Poors rating is available, management may assign a small limit based on alternative arrangements.

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

As at March 31, 2005 approximately 98 percent of the Rinker group’s gross debt is US dollar denominated.  For the year ended March 31, 2005, the proportion of the Rinker group’s gross interest rate exposure that was subject to fixed interest rates averaged 97 percent.  It is estimated that a hypothetical 100 basis point movement in interest rates would have an US$0.2 million impact on the Rinker group’s net profit, based on average debt levels.

Specific information concerning interest rate exposure and financial instruments used to limit that exposure is disclosed in Note 21 and 28 of the financial statements.

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

Active financial management through hedging transactions of either profit or net asset translation exposures is not permitted as a matter of Rinker policy.  Management believes that the Rinker group’s investment in its international entities, mainly in the United States, provides it with a natural hedge against exchange rate fluctuations with respect to US dollar-denominated obligations.  On the exposed portion, a hypothetical one cent movement from the US$/A$ exchange rate used in the accompanying financial statements (US$0.77 per A$1.00, which approximates the exchange rate at March 31, 2005) would result in an approximate US$1.6 million change in the Rinker group’s reported US$ net profit.  Larger movements are an extrapolation of this amount.

Specific information concerning the currency exposure and financial instruments used to limit that exposure is reviewed in Note 28 of the financial statements.

Item 12                               Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13                               Defaults, Dividend Arrearages and Delinquencies

None.

Item 14                               Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

PART III

Item 15                               Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of controls and procedures designed to ensure that information required to be disclosed in reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  Our Chief Executive Officer and Chief Financial Officer, with the participation of other management officials, evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of March 31, 2005.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) in Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”) and also the standards of the Public Company Accounting Oversight Board.

In the opinion of management, the overall system of internal accounting control provides reasonable assurance that the assets of Rinker group entities are safeguarded and that transactions are executed in accordance with management’s authorization and are properly recorded for the preparation of financial statements.  In addition, management believes the overall system of internal accounting control provides reasonable assurance that material errors or irregularities would be prevented or detected on a timely basis by employees in the normal course of their duties.

The system of internal accounting control is supported by written policies and guidelines, the selection and training of qualified employees, an organizational structure that provides an appropriate division of responsibility, regular reviews of our financial statements by qualified individuals, and a program of internal audits.  Rinker’s written policies include a Code of Business Ethics, which is communicated throughout the company.  Compliance with the Code of Business Ethics is confirmed annually by over 3,000 middle ranking and senior employees.

Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of March 31, 2005.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2005 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is shown at page F-3 and is included elsewhere in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

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

A copy of the Code of Business Ethics is included as Exhibit 11.1 filed as part of Rinker’s annual report on Form 20-F for fiscal year 2004 and is available at www.rinkergroup.com in the Corporate Governance section.

C.            Principal Accountant Fees and Services

During the fiscal years 2005 and 2004, Deloitte Touche Tohmatsu has acted as the Rinker group’s independent registered public accounting firm.

Deloitte Touche Tohmatsu’s fees have been as follows:

Thousands of dollars Year ended March 31	US$ 2005	US$ 2004
Auditors’ remuneration
Audit fees (1)
In Australia	697	527
Outside of Australia	1,245	715
	1,942	1,242
Audit-related fees (2)
In Australia	4	21
Outside of Australia	72	107
	76	128

Tax fees (3)
In Australia	—	—
Outside of Australia	122	72
	122	72
Total auditors’ remuneration	2,140	1,442

(1) Fees related to the audit of the financial report of the Parent entity (including consolidated entity) and controlled entities, statutory and other audits of subsidiary companies where required, the half year review and for the first time in fiscal 2005 the attestation of internal control over financial reporting as required by Sarbanes-Oxley Section 404.

(2) Fees for the audit of superannuation funds, the audit of bonus payments and other review procedures.

(3) Taxation strategy and compliance includes fees for regular tax compliance services.

Pre approval for non-audit services

Prior to the engagement of Deloitte Touche Tohmatsu each year, the engagement is approved by the Board Audit Committee and by vote of shareholders at the Annual General Meeting.  The Board Audit Committee has established a policy by which either the committee or a delegate body approves in advance all services, including non-audit services, to be performed by the independent registered public accounting firm.  The approval process requires full disclosure of the objectives and scope of services to be performed, including the fee structure.  The committee reviews all approved services and fees at subsequent meetings.  During fiscal year 2005, all services provided by Deloitte Touche Tohmatsu were approved by the committee.

D.            Exemptions from the Listing Standards for Audit Committee

Not applicable.

E.              Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period (identify beginning and ending dates)	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2004	0	N/A		0	99,499,449
May 1 to May 31, 2004	500,000	A$	7.58	500,000	98,999,449
June 1 to June 30, 2004	2,054,929	A$	7.68	2,054,929	96,944,520
July 1 to July 31, 2004	1,445,099	A$	8.14	1,445,099	95,499,421
August 1 to August 31, 2004	0	N/A		0	95,499,421
September 1 to September 30, 2004	0	N/A		0	95,499,421
October 1 to October 31, 2004	0	N/A		0	95,499,421
November 1 to November 30, 2004	0	N/A		0	95,499,421
December 1 to December 31, 2004	0	N/A		0	95,499,421
January 1 to January 31, 2005	0	N/A		0	95,499,421
February 1 to February 28, 2005	0	N/A		0	95,499,421
March 1 to March 31, 2005	0	N/A		0	95,499,421
Total	4,000,028	A$	7.83	4,000,028	95,499,421

PART IV

Item 17                               Financial Statements

Refer to Item 18.

Item 18                               Financial Statements

Consolidated Financial Statements of Rinker Group Limited and its controlled entities as of March 31, 2005 and 2004 and for each of the three years in the period ended March 31, 2005

The attached financial statements on pages F-1 to F-91, with a full index on page F-1, together with the Report of Independent Registered Public Accounting Firm thereon, are filed as part of this annual report.

EXHIBITS

Exhibit 1 – Constitution of Rinker

1.1                       Constitution of Rinker Group Limited, effective March 28, 2003. *

Exhibit 2 – Instruments Defining the Rights of Securities Holders

2.1.1               Indenture dated as of April 1, 2003, among Rinker Materials Corporation, Rinker Group Limited and Bank One, N.A., as trustee (including form of Notes). *

2.2.1               Supplemental Indenture, dated as of January 29, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee. *

2.2.2               Indenture, dated as of July 21, 1995, among Rinker Materials Corporation, CSR Limited and Bank One, N.A., as trustee (including form of Notes). *

2.3.1               First Supplemental Indenture, dated as of February 20, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee. *

2.3.2               Second Supplemental Indenture, dated as of March 19, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee. *

2.3.3               Indenture, dated as of March 1, 1994, among Rinker Materials Corporation, CSR Limited and Bank One, N.A., as trustee (including form of Notes). *

Copies of any instrument relating to long-term debt of Rinker Group Limited which does not exceed 10% of the total consolidated assets of Rinker Group Limited will be furnished to the SEC upon request.

Exhibit 4 – Material Contracts

4.1                       Demerger Deed, dated March 27, 2003. *

4.2                       Bond guarantee Indemnity Deed between Rinker Group Limited and CSR Limited, dated March 27, 2003. *

4.3                       Transitional Services Agreement between Rinker Group Limited and CSR Limited dated March 27, 2003. *

4.4                       Other material contracts

4.4.1               Employment Contracts

4.4.1.1               Employment agreement dated April 1, 2003 between David Clarke and Rinker Materials Corporation. *

4.4.1.2               Employment agreement dated August 1, 2001 between Karl Watson, Sr. and Rinker Materials Corporation. *

4.4.1.3               Employment agreement dated April 1, 2003 between Tom Burmeister and Rinker Materials Corporation.*

*              Incorporated by reference to the corresponding exhibit to Rinker’s registration statement on Form 20-F, filed September 26, 2003.

4.4.1.4               [Intentionally left blank]

4.4.1.5               Employment agreement dated August 1, 2001 between Sharon DeHayes and Rinker Materials Corporation. *  Further agreement dated April 19, 2004.**

4.4.1.6               Employment agreement dated April 1, 2003 between David Berger and Rinker Materials Corporation. *

4.4.1.7               Employment agreement dated August 1, 2001 between Karl Watson, Jr., and Rinker Materials Corporation. *  Further agreement dated June 1, 2004.**

4.4.1.8               Employment agreement dated April 1, 2003 between Duncan Gage and Rinker Materials Corporation.**

4.4.1.9               Employment agreement dated April 1, 2003 between Ira Fialkow and Rinker Materials Corporation.**

4.4.1.10         Synopsis of terms of employment of Peter Abraham.**

4.4.1.11         Synopsis of terms of employment of Debra Stirling.**

4.4.1.12         Rinker Group Limited Performance Share Plan Rules

Exhibit 8 – Significant Subsidiaries

8.1                       Entities consolidated in the economic entity.

Exhibit 10 – Notices under Regulation BTR

10.1                 None

Exhibit 11

11.1                 Code of Ethics**

Exhibit 12

12.1                 CEO and CFO section 302 certifications

Exhibit 13

13.1                 CEO and CFO section 906 certifications

Exhibit 14 – Other Exhibits

14.1                 Consent of Deloitte Touche Tohmatsu

*              Incorporated by reference to the corresponding exhibit to Rinker’s registration statement on Form 20-F, filed September 26, 2003.

**           Incorporated by reference to the corresponding exhibit to Rinker’s annual report on Form 20-F for its year ended March 31, 2004, filed June18, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

RINKER GROUP LIMITED
(Registrant)

	By:	/s/ D. Clarke
David Clarke
Dated: May 23, 2005		Managing Director

Financial Report

for the year ended March 31, 2005

Reports of Independent Registered Public Accounting Firm		F-2

Consolidated Statement of Financial Performance		F-4

Consolidated Statement of Financial Position		F-5

Consolidated Statement of Cash Flows		F-6

Consolidated Statement of Changes in Shareholders’ Equity		F-7

Significant Accounting Policies		F-8 to F-13

Notes to the Consolidated Financial Statements
1	Segment information	F-14 to F-17
2	Other revenue and expenses from ordinary activities	F-18
3	Significant Items	F-18
4	Operating costs	F-18
5	Interest income	F-18
6	Net finance expense	F-19
7	Depreciation, depletion and amortisation	F-19
8	Dividends	F-19
9	Income tax expense	F-20 to F-21
10	Cash	F-22
11	Receivables	F-22
12	Inventories	F-23
13	Investments accounted for using the equity method	F-23
14	Other financial assets	F-23
15	Property, plant and equipment	F-24
16	Movements in property, plant and equipment	F-24
17	Intangibles	F-25
18	Other assets	F-25
19	Current payables	F-25
20	Interest-bearing liabilities	F-26
21	Credit facilities and maturity profile	F-27 to F-28
22	Provisions	F-29 to F-30
23	Contributed equity	F-31
24	Reserves	F-31
25	Outside equity interests in controlled entities	F-32
26	Directors’ and executives’ remuneration	F-32 to F-35
27	Auditors’ remuneration	F-36
28	Financial instruments	F-36 to F-39
29	Contracted capital expenditure	F-40
30	Contracted operating lease and hire expenditure	F-40
31	Non-cash financing and investing activities	F-41
32	Related party information	F-41 to F-44
33	Superannuation commitments	F-44 to F-45
34	Equity accounting information	F-46
35	Acquisitions and disposals of controlled entities and businesses	F-47
36	Particulars relating to entities combined in the economic entity	F-48
37	Contingent liabilities	F-49
38	Subsequent Events	F-49
39	Impact of Australian Equivalents to International Financial Reporting Standards	F-50 to F-51
40	United States Generally Accepted Accounting Principles (US GAAP) information	F-52 to F-64
41	Consolidating financial information	F-65 to F-91

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rinker Group Limited

We have audited the accompanying consolidated statement of financial position of Rinker Group Limited (a company incorporated in New South Wales, Australia) and its controlled entities (the ‘Company’) as at March 31, 2005 and 2004 and the related consolidated statements of financial performance, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2005 (all expressed in United States and Australian dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rinker Group Limited and its controlled entities as at March 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 23, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Chartered Accountants

Sydney, Australia

May 12, 2005 except for Notes 40 and 41, as to which the date is May 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rinker Group Limited:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Controls over Financial Reporting, that Rinker Group Limited (a company incorporated in New South Wales, Australia) and its controlled entities (the ‘Company’)  maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended March 31, 2005 and our report dated May 12, 2005, except for Notes 40 and 41, as to which the date is May 23, 2005, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Chartered Accountants

Sydney, Australia

May 23, 2005

RINKER GROUP LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED MARCH 31	NOTE	US$ MILLION 2005	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2005	A$ MILLION 2004	A$ MILLION 2003

Trading revenue - sale of goods		4,312.4	3,706.2	2,955.5	5,843.0	5,339.5	5,231.7
Cost of sales		(2,405.0)	(2,158.4)	(1,766.0)	(3,260.1)	(3,110.0)	(3,125.5)
Warehouse and distribution costs		(824.7)	(690.8)	(526.9)	(1,117.1)	(994.1)	(932.2)
Selling, general and administrative costs		(406.8)	(367.8)	(303.4)	(550.5)	(528.6)	(537.4)
Share of profits from associate entities		31.4	15.0	13.7	42.7	22.0	24.3
Operating profit		707.3	504.2	372.9	958.0	728.8	660.9
Other revenue from ordinary activities	2	126.1	31.8	73.6	162.3	45.0	129.9
Other expenses from ordinary activities	2	(126.7)	(43.3)	(52.7)	(163.2)	(60.5)	(92.7)
Profit from ordinary activities before finance and income tax expense		706.7	492.7	393.8	957.1	713.3	698.1
Interest income	5	19.5	11.7	0.3	26.1	16.4	0.6
Borrowing costs	6	(51.8)	(58.9)	(59.3)	(70.2)	(85.2)	(104.9)
Profit from ordinary activities before income tax expense		674.4	445.5	334.8	913.0	644.5	593.8
Income tax expense relating to ordinary activities	9	(236.8)	(148.8)	(116.8)	(321.0)	(216.2)	(208.1)
Net profit		437.6	296.7	218.0	592.0	428.3	385.7
Net profit attributable to outside equity interests		(5.0)	(1.1)	(2.3)	(6.8)	(1.5)	(4.1)
Net profit attributable to members of Rinker Group Limited		432.6	295.6	215.7	585.2	426.8	381.6
Increase (decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	24	31.0	190.6	43.6	(39.6)	(410.2)	(245.7)
Adjustment to opening retained earnings on adoption of revised AASB No. 1028 “Employee Benefits”		—	(1.0)	—	—	(1.6)	—
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity		31.0	189.6	43.6	(39.6)	(411.8)	(245.7)
Total changes in equity other than those resulting from transactions with owners as owners		463.6	485.2	259.3	545.6	15.0	135.9

		(dollars)			(dollars)

Basic and diluted earnings, dollars per share based on net profit attributable to members of Rinker Group Limited(a)		0.46	0.31	0.23	0.62	0.45	0.40

Weighted average number of shares outstanding		942,135,211	944,860,494	944,669,796	942,135,211	944,860,494	944,669,796

Exchange rate (A$=US$)		0.7393	0.6897	0.5654	0.7393	0.6897	0.5654

(a)          Calculation based on 942.1 million shares in fiscal year 2005, 944.9 million shares in fiscal year 2004, and 944.7 million shares in fiscal year 2003 (includes shares issued as a result of demerger from CSR).

Notes to the consolidated financial statements are annexed.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31	NOTE	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004

CURRENT ASSETS
Cash assets	10	588.2	328.5	762.6	435.1
Receivables	11	590.3	538.5	765.3	713.2
Inventories	12	300.9	263.9	390.2	349.5
Other current assets	18	23.6	54.8	30.5	72.5
Current assets		1,503.0	1,185.7	1,948.6	1,570.3

NON-CURRENT ASSETS
Receivables	11	81.4	89.8	105.6	119.0
Inventories	12	51.3	42.1	66.5	55.7
Investments accounted for using the equity method	13	162.5	143.4	210.7	189.9
Other financial assets	14	22.5	13.5	29.2	17.8
Property, plant and equipment	15	1,758.3	1,715.7	2,279.7	2,271.8
Intangibles	17	761.8	838.8	987.7	1,110.7
Deferred income tax assets	9	75.7	60.2	98.1	79.7
Other non-current assets	18	43.9	40.8	56.9	54.0
Non-current assets		2,957.4	2,944.3	3,834.4	3,898.6
Total assets		4,460.4	4,130.0	5,783.0	5,468.9

CURRENT LIABILITIES
Payables	19	494.7	459.8	641.4	608.9
Interest-bearing liabilities	20	257.1	17.4	333.3	23.0
Income tax liabilities		26.7	57.7	34.6	76.4
Provisions	22	72.6	88.9	94.2	117.8
Current liabilities		851.1	623.8	1,103.5	826.1

NON-CURRENT LIABILITIES
Payables		46.7	19.4	60.5	25.7
Interest-bearing liabilities	20	610.9	912.4	792.1	1,208.2
Deferred income tax liabilities	9	246.3	222.8	319.4	295.1
Provisions	22	85.6	71.0	110.9	94.0
Non-current liabilities		989.5	1,225.6	1,282.9	1,623.0
Total liabilities		1,840.6	1,849.4	2,386.4	2,449.1
Net assets		2,619.8	2,280.6	3,396.6	3,019.8

EQUITY
Contributed equity	23	1,475.9	1,497.1	2,255.8	2,286.2
Reserves	24	227.6	196.6	(336.3)	(304.3)
Retained profits		909.0	582.0	1,467.6	1,031.4
Equity attributable to members of Rinker Group Limited		2,612.5	2,275.7	3,387.1	3,013.3
Outside equity interests in controlled entities	25	7.3	4.9	9.5	6.5
Total equity		2,619.8	2,280.6	3,396.6	3,019.8

Exchange rate (A$=US$)	0.7713	0.7552	0.7713	0.7552

Notes to the consolidated financial statements are annexed.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31	NOTE	US$ MILLION 2005	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2005	A$ MILLION 2004	A$ MILLION 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		4,491.9	3,857.2	3,032.9	6,080.2	5,542.8	5,364.8
Payments to suppliers and employees		(3,635.7)	(3,102.7)	(2,439.3)	(4,930.1)	(4,472.9)	(4,314.6)
Dividends and distributions received		15.7	13.1	19.7	21.3	17.4	34.1
Interest received		18.1	10.7	0.6	24.2	15.0	1.2
Income taxes paid		(230.6)	(117.7)	(99.6)	(299.1)	(155.3)	(172.8)
Net cash from operating activities		659.4	660.6	514.3	896.5	947.0	912.7

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets		(281.1)	(224.4)	(129.2)	(380.1)	(340.2)	(233.5)
Proceeds from sale of property, plant and equipment and other non-current assets		13.2	25.3	43.7	17.6	55.0	77.6
Purchase of controlled entities and businesses net of cash acquired	35	(33.2)	(36.0)	(531.9)	(45.1)	(49.2)	(971.8)
Proceeds from sale of interests in controlled entities and businesses	35	104.8	4.3	26.0	134.3	5.8	45.5
Loans and receivables advanced		(22.1)	(16.3)	(2.3)	(30.1)	(23.3)	(3.9)
Loans and receivables repaid		40.8	16.1	1.2	58.2	23.8	2.5
Net cash (used in) investing activities		(177.6)	(231.0)	(592.5)	(245.2)	(328.1)	(1,083.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayments of) proceeds from borrowings		(60.5)	(297.9)	223.7	(83.0)	(455.5)	422.2
Cash received from CSR Limited (a)		—	192.6	—	—	315.5	—
Dividends paid		(104.1)	(85.6)	—	(141.4)	(122.8)	—
Dividends paid to outside equity interests		(2.6)	(1.4)	—	(3.5)	(1.8)	—
Payments for Rinker Group Limited share buyback		(21.9)	—	—	(31.3)	—	—
Proceeds from issue of shares		0.7	0.6	—	0.9	0.8	—
Interest and other finance costs paid		(49.2)	(53.0)	(51.0)	(66.8)	(75.0)	(89.6)
Net cash (used in) from financing activities		(237.6)	(244.7)	172.7	(325.1)	(338.8)	332.6

NET INCREASE IN CASH HELD		244.2	184.9	94.5	326.2	280.1	161.7
Cash at the beginning of the financial year		328.5	111.0	14.8	435.1	184.8	28.0
Effect of exchange rate changes		15.5	32.6	1.7	1.3	(29.8)	(4.9)
Cash at the end of the financial year		588.2	328.5	111.0	762.6	435.1	184.8

Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities
Operating profit after tax attributable to members of Rinker Group Limited		432.6	295.6	215.7	585.2	426.8	381.6
Depreciation and amortisation	7	250.5	234.2	210.6	339.1	336.9	372.0
Transfer to (from) provisions		5.9	(2.1)	(0.2)	8.0	(1.5)	(0.3)
Interest expense	6	46.0	54.6	49.3	62.3	78.9	87.1
Other loss (profit) from ordinary activities		0.6	11.6	(20.8)	0.9	15.7	(37.0)
Outside equity interests’ share of profit		5.0	1.1	2.3	6.8	1.5	4.1
(Increase) decrease in trade receivables and other current assets		(83.0)	(29.5)	1.1	(117.1)	(51.1)	1.7
(Increase) decrease in current inventories		(56.4)	(18.2)	2.8	(78.2)	(25.3)	4.9
Increase in trade payables and other creditors and accruals		47.1	107.9	12.3	60.9	138.4	22.6
Net change in tax balances		6.2	31.2	16.3	22.0	60.9	30.0
Other		4.9	(25.8)	24.9	6.6	(34.2)	46.0
Net cash from operating activities		659.4	660.6	514.3	896.5	947.0	912.7
Exchange rate (A$=US$)		0.7393	0.6897	0.5654	0.7393	0.6897	0.5654

(a)          As part of the demerger the Rinker group received US$192.6 million or A$315.5 million from CSR Limited.

Credit facilities are shown in note 21.

The consolidated statement of cash flows is prepared in accordance with Australian GAAP and therefore results in compliance with International Accounting Standard No. 7 “Cash Flow Statements.”

Notes to the consolidated financial statements are annexed.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

YEAR ENDED MARCH 31	US$ MILLION 2005	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2005	A$ MILLION 2004	A$ MILLION 2003

ISSUED AND PAID-UP CAPITAL (a) (b)
Balance at the beginning of the year	1,497.1	1,496.5	1,216.3	2,286.2	2,285.4	1,827.6
Deemed equity contribution/distribution	—	—	280.2	—	—	457.8
Buyback of shares (c)	(21.9)	—	—	(31.3)	—	—
Issue of shares (d)	0.7	0.6	—	0.9	0.8	—
Balance at the end of the year	1,475.9	1,497.1	1,496.5	2,255.8	2,286.2	2,285.4

RETAINED PROFITS
Balance at the beginning of the financial year	582.0	371.5	165.5	1,031.4	727.0	361.5
Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”	—	(1.0)	—	—	(1.6)	—
Reserve of controlled entities disposed	—	—	—	(7.6)	2.0	—
Net profit attributable to members of Rinker Group Limited	432.6	295.6	215.7	585.2	426.8	381.6
Total available for appropriation	1,014.6	666.1	381.2	1,609.0	1,154.2	743.1
Dividends	(105.6)	(84.1)	(9.7)	(141.4)	(122.8)	(16.1)
Retained profits at the end of the financial year	909.0	582.0	371.5	1,467.6	1,031.4	727.0

FOREIGN CURRENCY TRANSLATION RESERVE
Balance at the beginning of the financial year	196.6	6.0	(38.1)	(304.3)	107.9	353.6
Exchange differences relating to overseas net assets net gain/(loss) on translation	31.0	190.6	43.6	(39.6)	(410.2)	(245.7)
Reserve of controlled entities disposed	—	—	0.5	7.6	(2.0)	—
Balance at the end of the financial year	227.6	196.6	6.0	(336.3)	(304.3)	107.9
Total shareholders’ equity attributable to members of Rinker Group Limited	2,612.5	2,275.7	1,874.0	3,387.1	3,013.3	3,120.3

(a)          Changes in equity include deemed changes arising from changes in capital contributed by the parent entity by way of either direct equity or interest free loans.  The major transactions included were as follows:

YEAR ENDED MARCH 31	US$ MILLION 2005	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2005	A$ MILLION 2004	A$ MILLION 2003

Deemed equity contribution / distribution transactions
Cash committed from CSR Limited as on demerger part of debt reorganisation	—	—	153.3	—	—	255.3
Cash balance allocated from CSR Limited as part of demerger	—	—	36.2	—	—	60.2
Fair value adjustment to asset acquired from CSR Limited prior to the demerger	—	—	48.6	—	—	88.0
Deemed reinvestment of dividend	—	—	9.7	—	—	16.1
Associate entities distributions remitted to CSR Limited	—	—	(10.1)	—	—	(17.7)
Other transactions	—	—	42.5	—	—	55.9
Total	—	—	280.2	—	—	457.8

(b)         Total number of fully paid ordinary shares issued and outstanding was 941.2 million as at March 31, 2005. (2004: 945.0 million, 2003: 1.7 million).

(c)          On February 19, 2004, Rinker announced that a 12 month on-market share buyback of up to 10% of its ordinary shares would commence in May 2004.  4,000,028 shares were repurchased under the on-market buyback during the year to March 31, 2005.  A further 4,270,446 shares were repurchased between April 1, 2005 and May 12, 2005.  Shares repurchased were cancelled immediately on receipt.

(d)         Fully paid ordinary shares were issued in August and September 2004 under the employee Universal Share Plan.  Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company.  Offers of fully paid shares were made to all eligible employees (2,781).  1,259 accepted the offer, subscribing for up to 50 or 100 shares and receiving the same number at no cost.  No expense was recorded in respect of free shares provided to employees under the Universal Share Plan.

Notes to the consolidated financial statements are annexed.

SIGNIFICANT ACCOUNTING POLICIES

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

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements.  These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP).  A reconciliation of the major differences between these principles and those applicable in the United States of America (US GAAP) is included as Note 40.

The financial report is prepared in accordance with the historical cost convention, except for certain assets which are at deemed cost. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous years.

The financial statements for the year ended March 31, 2005 and 2004 represent the actual results of Rinker Group Limited and its controlled entities (consolidated entity) for the period.  The financial statements for the year ended March 31, 2003 have been prepared on a carve-out basis and include the statements of financial performance, cash flows and changes in equity of Rinker Material’s United States businesses and of the Readymix businesses that were transferred to the Rinker group from the CSR group prior to the demerger.  These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the businesses as if the Rinker group had been a separate economic entity inclusive of all of these businesses during the year ended March 31, 2003.   The statement of financial performance for the year ended March 31, 2003 includes general corporate overhead expenses related to corporate headquarters and common support divisions of CSR Limited which have been estimated based on amounts previously incurred by CSR Limited, less those amounts considered specific to the remaining businesses of CSR Limited.  Management believes this allocation basis is a reasonable reflection of the utilisation of services by Rinker Group Limited.  The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by Rinker Group Limited if Rinker Group Limited had performed these functions or received services as a stand-alone entity.  Following the demerger, Rinker Group Limited performed these functions using its own resources or purchased services and was responsible for the costs and expenses associated with the management of a public company.

During the year ended March 31, 2003 Rinker Materials Corporation, a controlled entity of Rinker Group Limited, held external debt.  In addition, other financing was obtained through CSR Limited or CSR Finance Limited, a 100% owned subsidiary of CSR Limited.  Financing obtained from CSR was extinguished prior to March 31, 2003.  Other businesses, previously owned by CSR Limited and now owned by Rinker Group Limited were funded through equity contributions.  The statement of financial performance for the year ended March 31, 2003, includes the associated interest expense for the external debt and interest-bearing intercompany debt.  The statement of financial performance for the year ended March 31, 2003 does not include any interest expense on non-interest bearing intercompany debt.

Changes to equity in the periods presented arise from net income or loss, other comprehensive income and other deemed contributions/distributions with CSR Limited.

CHANGES IN ACCOUNTING POLICY

Rinker Group Limited (Rinker) has adopted the revised Accounting Standard AASB 1046, “Director and Executive Disclosures by Disclosing Entities”, which requires entities to disclose the remuneration of each specified director and executive (including at least five directors and five executives of the entity).  AASB 1046 removes the requirements for banded disclosure of executive and director remuneration under AASB 1017, “Related Party Disclosures” and AASB 1034, “Financial Report Presentation and Disclosures”.  The required disclosures have been included in Note 26. The change in accounting policy has no effect on the Company’s financial position or statement of performance.

Rinker Group Limited has adopted the Accounting Standard AASB 1047 “Disclosing the Impacts of Adopting Australian Equivalents to International Reporting Standards”, which resulted in additional disclosure requirements related to the transition to Australian Equivalents to International Reporting Standards (A-IFRS) equivalents.  These additional disclosures have been included in Note 39.

In fiscal year 2004, Rinker Group Limited adopted the revised Accounting Standard AASB 1028 “Employee Benefits”, which resulted in a change in the accounting policy for the measurement of employee benefit liabilities.  The effect of the revised policy was to increase employee benefit liabilities at the beginning of the year by US$1.3 million or A$2.1 million, which was taken directly to retained profits (US$1.0 million or A$1.6 million after tax).  Current year profits did not change as a result of this change in accounting policy.

REPORTING CURRENCY

Rinker has obtained relief from the Australian Securities and Investments Commission (ASIC) under section 340 (1) of the Corporations Act 2001, relieving the company from the requirements of Australian Accounting Standards to the extent necessary to allow Rinker to report in both Australian dollars and United States dollars. To assist users in understanding the effect on the financial report of changes in foreign exchange rates, the foreign exchange rates disclosed on the Consolidated Statement of Financial Performance and Consolidated Statement of Cashflows represent the effective average rates for the period and for the Statement of Financial Position the closing rate at the end of each period.

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

FOREIGN CURRENCY TRANSLATION

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise except if designated as hedges.

The assets and liabilities of self sustaining controlled operations are translated at year-end exchange rates.  Income and expense items are translated at the weighted average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of self sustaining controlled operations is reflected as a separate component of shareholders equity in the foreign currency translation reserve.   The financial statements of the parent entity (Rinker Group Limited) have been translated into United States dollars using the methodology described above.  This is consistent with both Australian Accounting Standard AASB 1012 “Foreign Currency Translation” and the United States Securities and Exchange Commission Rule 3-20(d) of Regulation S-X.  The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

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

Revenue from the disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer.

RECEIVABLES

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful accounts.  The collectability of receivables is assessed at balance date and specific allowance is made for any doubtful accounts.

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

CAPITALISATION OF INTEREST

Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning.  Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project. Interest expense capitalised is shown in Note 6.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts.  Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

INTANGIBLES

Goodwill arising from the purchase of controlled entities or businesses is amortised over the period which the benefits are expected to arise to a maximum of 20 years. Patents, trademarks and other intellectual property acquired are valued at the lower of cost or recoverable amount and are amortised over the period in which the benefits are expected to arise varying from five to 40 years.

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

LEASED ASSETS

Leased assets under contracts classified as finance leases are recognised as assets.  The amount initially brought to account is the present value of minimum lease payments.  A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.  Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.  Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease.  The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense when incurred in a manner which reflects the pattern in which the economic benefits of the leased assets are consumed.

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

Capitalised internal-use software costs include only:

(i) External direct costs of materials and services consumed in developing or obtaining the software,

(ii) Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and

(iii) Interest costs incurred, when material, while developing the software.

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

DEPRECIATION (INCLUDING AMORTISATION AND DEPLETION)

Depreciable assets other than quarry and other raw material reserves are depreciated at rates based upon their expected economic life, using the straight-line method. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable (proven and probable) reserves. The economic lives of property, plant and equipment assets are detailed in Note 15.

ASSOCIATES AND PARTNERSHIPS

Investments in associates and partnerships have been accounted for under the equity method in the financial statements as the Rinker group has significant influence over the investees.

INVENTORIES

Inventories including work in progress and land held for resale are valued at the lower of cost or net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories.  The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

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

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas controlled entity is domiciled and the tax laws of Australia.  The Rinker group’s income taxes are calculated on a separate tax return basis. However, prior to the demerger, CSR Limited was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Rinker group would have followed or now follows on a stand-alone basis.

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

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

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

UNINSURED LOSSES AND FUTURE CLAIMS

Provisions for uninsured losses and future claims include retained losses within insurance policies for workers compensation, product liability, general liability, automobile liability and employee medical plan claims. The provisions are based on actuarial calculations and include amounts for claims incurred but not reported as well as increases in claims that have been reported.

CONTRIBUTION TO SUPERANNUATION FUNDS

Contributions to defined benefit superannuation plans are expensed when incurred.  The Rinker group participates in several superannuation funds which provide benefits upon the disability, retirement, resignation or death of employees. Contributions to these funds are expensed as incurred. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has not been recognised as a liability in the financial statements as Rinker Group Limited and its controlled entities do not presently have a legal or constructive obligation to meet the deficit, other than the annually determined minimum funding amount.  The annually determined minimum funding amount has been appropriately recognised as a liability at year end.  Additional details on superannuation funds are provided in Note 33.

ACCOUNTING STANDARDS NOT YET EFFECTIVE

Details of the impact of A-IFRS are set out in Note 39 to the financial statements.

COMPARATIVE FIGURES

Where necessary to facilitate comparison, comparative figures have been adjusted to conform with changes in presentation in the current year.

ROUNDING

Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars and are shown in US$ millions and A$ millions.

Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued July 10, 1998 and is therefore permitted under this class order to round to the nearest tenth of a million dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                         SEGMENT INFORMATION

US$ MILLION	PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX			INCOME TAX (EXPENSE) BENEFIT			OUTSIDE EQUITY INTERESTS			NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED
YEAR ENDED MARCH 31	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
BUSINESS SEGMENTS
Rinker Materials
Aggregates	172.1	138.2	104.0	(59.4)	(46.9)	(37.9)	—	(0.1)	—	112.7	91.2	66.1
Cement	109.0	95.5	86.8	(43.2)	(36.8)	(36.6)	—	—	—	65.8	58.7	50.2
Concrete, block, asphalt	197.2	116.4	85.8	(77.5)	(45.8)	(33.7)	—	(0.1)	(0.1)	119.7	70.5	52.0
Concrete pipe and products	81.5	53.1	60.1	(31.0)	(21.5)	(23.7)	—	—	—	50.5	31.6	36.4
Other	18.3	(11.4)	(3.1)	(7.5)	7.3	0.4	(5.0)	(0.9)	(1.2)	5.8	(5.0)	(3.9)
Total Rinker Materials	578.1	391.8	333.6	(218.6)	(143.7)	(131.5)	(5.0)	(1.1)	(1.3)	354.5	247.0	200.8
Readymix	140.4	110.1	67.8	(38.8)	(29.5)	(13.6)	—	—	(1.1)	101.6	80.6	53.1
Segment totals	718.5	501.9	401.4	(257.4)	(173.2)	(145.1)	(5.0)	(1.1)	(2.4)	456.1	327.6	253.9
Corporate	(11.8)	(9.2)	(7.6)	4.8	2.6	2.3	—	—	—	(7.0)	(6.6)	(5.3)
Group totals	706.7	492.7	393.8	(252.6)	(170.6)	(142.8)	(5.0)	(1.1)	(2.4)	449.1	321.0	248.6
Net finance (note 6)	(32.3)	(47.2)	(59.0)	15.8	21.8	26.0	—	—	0.1	(16.5)	(25.4)	(32.9)
Consolidated Rinker group	674.4	445.5	334.8	(236.8)	(148.8)	(116.8)	(5.0)	(1.1)	(2.3)	432.6	295.6	215.7

A$ MILLION
BUSINESS SEGMENTS
Rinker Materials
Aggregates	233.7	200.9	185.4	(80.9)	(68.2)	(67.4)	—	(0.1)	—	152.8	132.6	118.0
Cement	147.1	137.6	153.5	(58.4)	(52.9)	(64.8)	—	—	—	88.7	84.7	88.7
Concrete, block, asphalt	265.3	166.9	151.3	(104.4)	(65.7)	(59.7)	—	(0.2)	(0.3)	160.9	101.0	91.3
Concrete pipe and products	111.3	78.6	107.6	(42.3)	(31.7)	(42.3)	—	—	—	69.0	46.9	65.3
Other	24.5	(16.0)	(5.8)	(10.1)	9.7	1.0	(6.8)	(1.2)	(2.0)	7.6	(7.5)	(6.8)
Total Rinker Materials	781.9	568.0	592.0	(296.1)	(208.8)	(233.2)	(6.8)	(1.5)	(2.3)	479.0	357.7	356.5
Readymix	191.1	158.3	119.5	(52.7)	(42.6)	(25.4)	—	—	(2.1)	138.4	115.7	92.0
Segment totals	973.0	726.3	711.5	(348.8)	(251.4)	(258.6)	(6.8)	(1.5)	(4.4)	617.4	473.4	448.5
Corporate	(15.9)	(13.0)	(13.4)	6.3	3.7	4.0	—	—	—	(9.6)	(9.3)	(9.4)
Group totals	957.1	713.3	698.1	(342.5)	(247.7)	(254.6)	(6.8)	(1.5)	(4.4)	607.8	464.1	439.1
Net finance (note 6)	(44.1)	(68.8)	(104.3)	21.5	31.5	46.5	—	—	0.3	(22.6)	(37.3)	(57.5)
Consolidated Rinker group	913.0	644.5	593.8	(321.0)	(216.2)	(208.1)	(6.8)	(1.5)	(4.1)	585.2	426.8	381.6

US$ MILLION	EXTERNAL TRADING REVENUE			INTERNAL TRADING REVENUE (a)			TOTAL TRADING REVENUE			OTHER REVENUE			TOTAL REVENUE (b)
YEAR ENDED MARCH 31	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
1 SEGMENT INFORMATION (CONTINUED)
BUSINESS SEGMENTS
Rinker Materials
Aggregates	554.6	488.1	387.3	352.4	314.5	238.7	907.0	802.6	626.0	8.8	3.8	6.1	915.8	806.4	632.1
Cement	196.3	182.5	151.9	224.7	194.5	175.3	421.0	377.0	327.2	0.3	1.3	0.1	421.3	378.3	327.3
Concrete, block, asphalt	1,636.9	1,365.0	1,010.2	—	—	—	1,636.9	1,365.0	1,010.2	3.8	2.8	4.0	1,640.7	1,367.8	1,014.2
Concrete pipe and products	472.1	421.4	437.0	—	—	—	472.1	421.4	437.0	6.9	1.9	19.2	479.0	423.3	456.2
Other	461.6	410.6	396.6	—	—	—	461.6	410.6	396.6	103.7	10.5	23.5	565.3	421.1	420.1
Intercompany eliminations	—	—	—	(577.1)	(509.0)	(414.0)	(577.1)	(509.0)	(414.0)	—	—	—	(577.1)	(509.0)	(414.0)
Total Rinker Materials	3,321.5	2,867.6	2,383.0	—	—	—	3,321.5	2,867.6	2,383.0	123.5	20.3	52.9	3,445.0	2,887.9	2,435.9
Readymix	990.9	838.6	572.5	—	—	—	990.9	838.6	572.5	2.6	11.5	20.7	993.5	850.1	593.2
Segment totals	4,312.4	3,706.2	2,955.5	—	—	—	4,312.4	3,706.2	2,955.5	126.1	31.8	73.6	4,438.5	3,738.0	3,029.1
Interest income (note 5)	—	—	—	—	—	—	—	—	—	19.5	11.7	0.3	19.5	11.7	0.3
Consolidated Rinker group	4,312.4	3,706.2	2,955.5	—	—	—	4,312.4	3,706.2	2,955.5	145.6	43.5	73.9	4,458.0	3,749.7	3,029.4

A$ MILLION

BUSINESS SEGMENTS
Rinker Materials
Aggregates	752.8	704.6	655.5	477.1	453.1	453.1	1,229.9	1,157.7	1,108.6	11.8	5.6	11.9	1,241.7	1,163.3	1,120.5
Cement	265.4	262.0	298.6	303.6	280.5	280.6	569.0	542.5	579.2	0.3	1.8	2.2	569.3	544.3	581.4
Concrete, block, asphalt	2,216.5	1,968.8	1,782.8	—	—	—	2,216.5	1,968.8	1,782.8	5.1	4.0	9.8	2,221.6	1,972.8	1,792.6
Concrete pipe and products	642.4	611.5	777.2	—	—	—	642.4	611.5	777.2	9.0	2.8	33.6	651.4	614.3	810.8
Other	625.2	591.6	703.5	—	—	—	625.2	591.6	703.5	132.6	13.9	36.0	757.8	605.5	739.5
Intercompany eliminations	—	—	—	(780.7)	(733.6)	(733.7)	(780.7)	(733.6)	(733.7)	—	—	—	(780.7)	(733.6)	(733.7)
Total Rinker Materials	4,502.3	4,138.5	4,217.6	—	—	—	4,502.3	4,138.5	4,217.6	158.8	28.1	93.5	4,661.1	4,166.6	4,311.1
Readymix	1,340.7	1,201.0	1,014.1	—	—	—	1,340.7	1,201.0	1,014.1	3.5	16.9	36.4	1,344.2	1,217.9	1,050.5
Segment totals	5,843.0	5,339.5	5,231.7	—	—	—	5,843.0	5,339.5	5,231.7	162.3	45.0	129.9	6,005.3	5,384.5	5,361.6
Interest income (note 5)	—	—	—	—	—	—	—	—	—	26.1	16.4	0.6	26.1	16.4	0.6
Consolidated Rinker group	5,843.0	5,339.5	5,231.7	—	—	—	5,843.0	5,339.5	5,231.7	188.4	61.4	130.5	6,031.4	5,400.9	5,362.2

(a)          Inter-segment sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.

(b)         Excludes net profit from equity accounted for associate entities and partnerships.

US$ MILLION	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD			SHARE OF ASSOCIATE ENTITIES’ NET PROFIT			DEPRECIATION, DEPLETION AND AMORTISATION (c)			CAPITAL EXPENDITURE
AS AT AND YEAR ENDED MARCH 31	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
BUSINESS SEGMENTS
Rinker Materials
Aggregates	4.5	4.3	4.7	1.3	1.1	(0.2)	74.2	69.5	59.3	74.2	54.0	269.4
Cement	—	—	—	—	—	—	21.7	21.4	20.7	5.6	5.9	6.6
Concrete, block, asphalt	—	—	—	—	—	—	60.9	54.1	42.4	132.2	68.9	348.2
Concrete pipe and products	—	—	—	—	—	—	30.8	32.0	32.4	12.8	9.4	19.5
Other	—	—	—	—	—	—	14.8	21.8	25.5	12.8	11.6	7.2
Total Rinker Materials	4.5	4.3	4.7	1.3	1.1	(0.2)	202.4	198.8	180.3	237.6	149.8	650.9
Readymix	158.0	139.1	151.8	30.1	13.9	13.9	47.8	35.4	30.3	77.7	89.0	38.2
Segment totals	162.5	143.4	156.5	31.4	15.0	13.7	250.2	234.2	210.6	315.3	238.8	689.1
Corporate	—	—	—	—	—	—	0.3	—	—	—	—	—
Consolidated Rinker group	162.5	143.4	156.5	31.4	15.0	13.7	250.5	234.2	210.6	315.3	238.8	689.1

A$ MILLION
BUSINESS SEGMENTS
Rinker Materials
Aggregates	5.9	5.7	7.9	1.8	1.7	(0.4)	100.4	99.9	104.6	99.6	76.6	451.4
Cement	—	—	—	—	—	—	29.3	30.8	36.6	7.5	8.3	11.5
Concrete, block, asphalt	—	—	—	—	—	—	82.4	77.8	74.7	180.1	97.6	676.6
Concrete pipe and products	—	—	—	—	—	—	41.8	46.1	57.3	17.2	13.6	34.7
Other	—	—	—	—	—	—	20.2	31.6	45.1	17.1	16.6	12.8
Total Rinker Materials	5.9	5.7	7.9	1.8	1.7	(0.4)	274.1	286.2	318.3	321.5	212.7	1,187.0
Readymix	204.8	184.2	252.6	40.9	20.3	24.7	64.6	50.7	53.7	105.1	125.2	66.3
Segment totals	210.7	189.9	260.5	42.7	22.0	24.3	338.7	336.9	372.0	426.6	337.9	1,253.3
Corporate	—	—	—	—	—	—	0.4	—	—	—	—	—
Consolidated Rinker group	210.7	189.9	260.5	42.7	22.0	24.3	339.1	336.9	372.0	426.6	337.9	1,253.3

(c)          Other non-cash expenses are immaterial.

	ASSETS			LIABILITIES			ALLOCATED TAX ASSETS AND LIABILITIES			SEGMENT FUNDS EMPLOYED
US$ MILLION	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
AS AT MARCH 31
1 SEGMENT INFORMATION (CONTINUED)
Segment funds employed are calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities.
BUSINESS SEGMENTS
Rinker Materials
Aggregates	945.6	932.4	942.9	(113.4)	(93.3)	(85.0)	(49.2)	(43.1)	(40.2)	783.0	796.0	817.7
Cement	407.7	410.1	424.5	(37.6)	(29.8)	(28.4)	(32.8)	(26.2)	(11.2)	337.3	354.1	384.9
Concrete, block, asphalt	943.0	834.7	801.9	(198.2)	(183.3)	(167.6)	(65.7)	(43.1)	(29.4)	679.1	608.3	604.9
Concrete pipe and products	442.1	437.4	460.4	(60.1)	(60.1)	(47.6)	(33.0)	(29.2)	(28.6)	349.0	348.1	384.2
Other	118.5	219.5	228.5	(109.9)	(118.3)	(99.9)	4.7	(21.4)	(22.2)	13.3	79.8	106.4
Intercompany eliminations	(30.9)	(30.9)	(30.0)	30.9	30.9	30.0	—	—	—	—	—	—
Total Rinker Materials	2,826.0	2,803.2	2,828.2	(488.3)	(453.9)	(398.5)	(176.0)	(163.0)	(131.6)	2,161.7	2,186.3	2,298.1
Readymix	962.2	897.0	588.2	(193.3)	(170.6)	(117.2)	(29.4)	(26.5)	(20.5)	739.5	699.9	450.5
Segment totals	3,788.2	3,700.2	3,416.4	(681.6)	(624.5)	(515.7)	(205.4)	(189.5)	(152.1)	2,901.2	2,886.2	2,748.6
Corporate	2.9	6.6	248.4	(5.2)	(2.9)	(6.8)
Group totals	3,791.1	3,706.8	3,664.8	(686.8)	(627.4)	(522.5)
Cash (note 10)	588.2	328.5	111.0	—	—	—
Tax assets (liabilities)	75.7	91.0	60.7	(273.0)	(280.5)	(212.8)
Interest and other finance receivable (payable)	5.4	3.7	4.3	(12.8)	(11.7)	(8.1)
Interest-bearing liabilities	—	—	—	(868.0)	(929.8)	(1,213.2)
Consolidated Rinker group	4,460.4	4,130.0	3,840.8	(1,840.6)	(1,849.4)	(1,956.6)

A$ MILLION
BUSINESS SEGMENTS
Rinker Materials
Aggregates	1,225.9	1,234.6	1,570.3	(147.0)	(123.5)	(141.5)	(63.8)	(57.1)	(66.9)	1,015.1	1,054.0	1,361.9
Cement	528.7	543.0	706.8	(48.8)	(39.5)	(47.3)	(42.5)	(34.6)	(18.6)	437.4	468.9	640.9
Concrete, block, asphalt	1,222.5	1,105.3	1,334.8	(256.9)	(242.7)	(279.1)	(85.2)	(57.1)	(49.0)	880.4	805.5	1,006.7
Concrete pipe and products	573.3	579.2	766.6	(77.9)	(79.6)	(79.3)	(42.8)	(38.7)	(47.6)	452.6	460.9	639.7
Other	153.6	290.7	380.5	(142.5)	(156.7)	(166.3)	6.1	(28.5)	(36.8)	17.2	105.5	177.4
Intercompany eliminations	(40.0)	(40.9)	(50.0)	40.0	40.9	50.0	—	—	—	—	—	—
Total Rinker Materials	3,664.0	3,711.9	4,709.0	(633.1)	(601.1)	(663.5)	(228.2)	(216.0)	(218.9)	2,802.7	2,894.8	3,826.6
Readymix	1,247.5	1,187.8	979.3	(250.7)	(225.9)	(195.2)	(38.1)	(35.0)	(34.4)	958.7	926.9	749.7
Segment totals	4,911.5	4,899.7	5,688.3	(883.8)	(827.0)	(858.7)	(266.3)	(251.0)	(253.3)	3,761.4	3,821.7	4,576.3
Corporate	3.7	8.7	413.6	(6.7)	(3.8)	(11.4)
Group totals	4,915.2	4,908.4	6,101.9	(890.5)	(830.8)	(870.1)
Cash (note 10)	762.6	435.1	184.8	—	—	—
Tax assets (liabilities)	98.1	120.5	101.1	(354.0)	(371.5)	(354.4)
Interest and other finance receivable (payable)	7.1	4.9	7.1	(16.5)	(15.6)	(13.3)
Interest-bearing liabilities	—	—	—	(1,125.4)	(1,231.2)	(2,019.9)
Consolidated Rinker group	5,783.0	5,468.9	6,394.9	(2,386.4)	(2,449.1)	(3,257.7)

US$ MILLION	SEGMENT ASSETS			TOTAL REVENUE (d) (e)
AS AT AND YEAR ENDED MARCH 31	2005	2004	2003	2005	2004	2003
1 SEGMENT INFORMATION (CONTINUED)
GEOGRAPHICAL SEGMENTS
United States	2,826.1	2,803.2	2,828.2	3,445.0	2,887.9	2,435.9
Australia	939.3	878.5	821.5	951.2	813.2	564.5
China	25.7	25.1	15.1	42.3	36.9	29.0
Group totals	3,791.1	3,706.8	3,664.8	4,438.5	3,738.0	3,029.4

A$ MILLION
GEOGRAPHICAL SEGMENTS
United States	3,664.1	3,711.9	4,709.0	4,661.1	4,166.6	4,311.1
Australia	1,218.3	1,163.2	1,367.8	1,287.1	1,164.3	999.3
China	32.8	33.3	25.1	57.1	53.6	51.8
Group totals	4,915.2	4,908.4	6,101.9	6,005.3	5,384.5	5,362.2

(d)         Excludes net profit from equity accounted for associate entities and partnerships.

(e)          Intersegment sales are negligible.

US$ MILLION	LONG LIVED ASSETS			CAPITAL EXPENDITURE
AS AT AND YEAR ENDED MARCH 31	2005	2004	2003	2005	2004	2003

GEOGRAPHICAL SEGMENTS
United States	1,300.1	1,299.6	1,299.6	237.6	149.8	650.9
Australia	448.0	405.5	295.4	76.8	82.2	35.1
China	10.2	10.6	6.7	0.9	6.8	3.1
Group totals	1,758.3	1,715.7	1,601.7	315.3	238.8	689.1

A$ MILLION
GEOGRAPHICAL SEGMENTS
United States	1,685.6	1,720.8	2,163.8	321.5	212.7	1,187.0
Australia	580.8	536.9	491.8	103.8	115.7	61.0
China	13.3	14.1	11.2	1.3	9.5	5.3
Group totals	2,279.7	2,271.8	2,666.8	426.6	337.9	1,253.3

PRODUCTS AND SERVICES OF SEGMENTS

Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials

Aggregates

Cement

Concrete, block and asphalt

Concrete pipe and products

Other: gypsum supply, pre-stressed concrete (f), polyethylene pipe (f), Rinker Materials corporate costs.

Readymix

Aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products

(f)            The pre-stressed concrete and polyethylene pipe businesses were disposed of during year ended March 31, 2005.

2              OTHER REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES

		US$ MILLION	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION	A$ MILLION
YEAR ENDED MARCH 31	NOTE	2005	2004	2003	2005	2004	2003

REVENUE
Disposal of property, plant and equipment and other assets		121.9	29.4	69.7	156.6	41.4	122.9
Dividend income		0.4	0.1	0.1	0.6	0.2	0.2
Other		3.8	2.3	3.8	5.1	3.4	6.8
Total other revenue from ordinary activities		126.1	31.8	73.6	162.3	45.0	129.9

EXPENSES
Disposal of property, plant and equipment and other assets		(126.2)	(25.7)	(51.0)	(162.2)	(36.4)	(89.7)
Other restructure, rationalisation and impairment costs (a)		(0.3)	(10.5)	(0.3)	(0.7)	(15.1)	(0.5)
Other		(0.2)	(7.1)	(1.4)	(0.3)	(9.0)	(2.5)
Total other expenses from ordinary activities		(126.7)	(43.3)	(52.7)	(163.2)	(60.5)	(92.7)

(a)                                  An impairment write down of US$10.5 million or A$15.1 million was recorded during the year ended March 31, 2004 relating to Rinker Materials Prestress.

3           SIGNIFICANT ITEMS

Disposal of Prestress
Revenue on disposal	32.5	—	—	41.8	—	—
Book value of disposed assets	(47.6)	—	—	(61.2)	—	—
Income tax benefit	2.0	—	—	2.6	—	—
Total loss on sale (a)	(13.1)	—	—	(16.8)	—	—

Disposal of Polypipe
Revenue on disposal	67.3	—	—	85.6	—	—
Book value of disposed assets	(59.0)	—	—	(75.0)	—	—
Total gain on sale (b)	8.3	—	—	10.6	—	—

Total significant items
Revenue on disposal	99.8	—	—	127.4	—	—
Book value of disposed assets	(106.6)	—	—	(136.2)	—	—
Income tax benefit	2.0	—	—	2.6	—	—
Total significant items	(4.8)	—	—	(6.2)	—	—

(a)           Loss on the disposal of Prestress is included within the Rinker Materials Other segment in Note 1.

(b)           Gain on the disposal of Polypipe is included within the Rinker Materials Other segment in Note 1.

4           OPERATING COSTS

Operating Costs include:
Research and development	1.8	1.3	2.8	2.3	1.8	4.6
Mining royalties paid to governments	2.9	3.8	1.8	3.9	5.5	3.2
Operating lease and rental payments	22.4	23.1	19.6	30.3	33.3	34.8
Contributions to employee retirement funds	34.4	33.5	22.8	46.7	48.2	40.3
Repairs and maintenance	115.2	105.3	80.5	151.6	144.2	137.5

5           INTEREST INCOME

Short-term interest income	6	19.5	11.7	0.3	26.1	16.4	0.6

6              NET FINANCE EXPENSE

		US$ MILLION	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION	A$ MILLION
YEAR ENDED MARCH 31	NOTE	2005	2004	2003	2005	2004	2003

Interest paid or payable on
short-term debt		0.5	0.7	4.6	0.6	1.1	8.1
long-term debt		45.5	53.7	44.5	61.6	77.5	78.6
Finance leases		—	0.2	0.2	0.1	0.3	0.4
Total interest		46.0	54.6	49.3	62.3	78.9	87.1

Add
funding costs		5.6	4.3	10.0	7.6	6.3	17.7
foreign exchange loss		0.2	—	—	0.3	—	0.1
Borrowing costs		51.8	58.9	59.3	70.2	85.2	104.9
Less interest income	5	19.5	11.7	0.3	26.1	16.4	0.6
Net finance expense		32.3	47.2	59.0	44.1	68.8	104.3

7              DEPRECIATION, DEPLETION AND AMORTISATION

Amounts incurred for depreciation, depletion and amortisation of
deferred costs and other non-current assets	10.8	11.5	11.4	14.7	16.6	20.1
goodwill	56.3	56.5	47.1	76.2	81.3	83.0
property, plant and equipment	179.8	161.7	146.9	243.3	232.5	259.7
other intangibles	3.6	4.5	5.2	4.9	6.5	9.2
Total depreciation, depletion and amortisation	250.5	234.2	210.6	339.1	336.9	372.0

8             DIVIDENDS

	DATE	DATE	AMOUNT PER SHARE	TOTAL AMOUNT
	DECLARED	PAID / PAYABLE	(AUSTRALIAN CENTS)	(A$ MILLION)
RECOGNISED IN 2004
Final dividend year ended March 31, 2003 (a)	May 20, 2003	July 3, 2003	7	66.1
Interim dividend year ended March 31, 2004 (b)	November 18, 2003	December 15, 2003	6	56.7
Total recognised			13	122.8

RECOGNISED IN 2005
Final dividend year ended March 31, 2004 (b)	May 25, 2004	July 2, 2004	8	75.5
Interim dividend year ended March 31, 2005 (b)	November 16, 2004	December 13, 2004	7	65.9
Total recognised			15	141.4

UNRECOGNISED
Final dividend year ended March 31, 2005 (c)	May 12, 2005	July 1, 2005	14	131.8

(a)  70 per cent franked at the Australian corporate tax rate of 30 per cent.

(b)  100 per cent franked at the Australian corporate tax rate of 30 per cent.

(c)  60 per cent franked at the Australian corporate tax rate of 30 per cent.

Dividends declared during the year ended March 31, 2005 have been recognised in the financial report.  The final dividend in respect of ordinary shares for the year ended March 31, 2005 has not been recognised in this financial report because it was declared after March 31, 2005.

On April 15, 2005 Rinker announced a change in the conversion ratio of Rinker American Depositary Receipts (ADRs).  Effective April 27, 2005, ADRs, which previously represented 10 Rinker ordinary shares, will represent five Rinker ordinary shares.  This change had no impact on the contributed equity of Rinker Group Limited.  Holders of Rinker American Depositary Receipts (ADRs) in the United States, will receive a dividend equivalent to 70 Australian cents per ADR, or five times the dividend per ordinary share noted above.

The adjusted franking account balance as at March 31, 2005 was A$16.8 million (2004: A$6.2 million).

9              INCOME TAX

INCOME TAX EXPENSE

Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax:

	US$ MILLION	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION	A$ MILLION
YEAR ENDED MARCH 31	2005	2004	2003	2005	2004	2003
Profit from ordinary activities before income tax	674.4	445.5	334.8	913.0	644.5	593.8

Income tax expense calculated at 30%	202.3	133.7	100.4	273.9	193.4	178.1
Increase (decrease) in income tax expense due to
Overseas tax rate differential	39.1	20.9	23.4	53.0	30.1	41.8
Non-tax deductible depreciation and amortisation	13.5	15.8	8.5	18.3	22.8	15.4
Non-tax deductible other expenditures	4.8	2.6	1.4	6.5	3.7	2.6
Income tax (over) provided in previous years	(9.7)	(12.4)	(0.6)	(12.9)	(17.4)	(1.1)
Tax depletion of mineral reserves	(5.9)	(5.8)	(3.4)	(8.0)	(8.4)	(6.1)
Other items	(2.7)	(4.0)	(1.7)	(3.5)	(4.8)	(2.9)
Asian trading (profits) not previously recognised	(0.5)	(1.3)	(0.5)	(0.7)	(2.0)	(0.9)
Equity accounted associates’ profit/rebate on dividends received	(5.1)	(0.6)	(4.8)	(7.0)	(1.0)	(8.4)
Non-tax deductible other income	—	(0.1)	—	—	(0.2)	—
Asset disposals and writedowns	1.1	—	(2.1)	1.5	—	(3.7)
Research and development concessions	(0.1)	—	(0.2)	(0.1)	—	(0.4)
Non assessable interest on deferred payments from sale of business	—	—	(3.6)	—	—	(6.3)
Total income tax expense on profit from ordinary activities	236.8	148.8	116.8	321.0	216.2	208.1

Total income tax expense comprises
Additions to provision for current income tax liability	228.8	157.9	99.1	310.2	228.9	177.2
Additions to (deductions from) provision for deferred income tax liability	22.9	(5.4)	11.1	30.9	(7.1)	19.6
(Deductions from) additions to deferred income tax assets	(14.9)	(3.7)	6.6	(20.1)	(5.6)	11.3
Total income tax expense on profit from ordinary activities	236.8	148.8	116.8	321.0	216.2	208.1

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on October 21, 2002.  Rinker and its wholly-owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and have elected to be taxed as a single entity with effect from April 12, 2003.  The Australian Taxation Office has been provided with formal notification of Rinker’s implementation of the tax consolidation system.  The head entity within the tax-consolidated group for the purposes of the tax consolidation system is Rinker Group Limited.

The components of income tax expense consist of the following:

Current
Australian	45.9	41.3	10.3	62.6	59.0	19.0
US	182.9	116.6	88.8	247.6	169.9	158.1
Other foreign	—	—	—	—	—	0.1
Total current income tax expense	228.8	157.9	99.1	310.2	228.9	177.2
Deferred
Australian	(0.7)	(8.3)	(2.1)	(1.1)	(11.5)	(3.8)
US	8.7	(0.8)	19.8	11.9	(1.2)	34.8
Other foreign	—	—	—	—	—	(0.1)
Total deferred income tax expense	8.0	(9.1)	17.7	10.8	(12.7)	30.9
Total income tax expense	236.8	148.8	116.8	321.0	216.2	208.1

The significant timing differences are as follows:

Future income tax benefit arising from
Provisions (a)	64.7	56.2	48.5	83.9	74.4	80.8
Tax losses (including the valuation allowance shown below) (b)	—	2.3	11.4	—	3.0	18.9
Other (c)	11.0	3.3	2.2	14.2	4.4	3.7
Total deferred income tax assets	75.7	61.8	62.1	98.1	81.8	103.4
Valuation allowance not brought to account	—	(1.6)	(1.4)	—	(2.1)	(2.3)
Net deferred income tax assets	75.7	60.2	60.7	98.1	79.7	101.1

Deferred income tax liabilities
Fixed asset depreciation (d)	202.8	197.2	169.7	263.0	261.2	282.5
Spares and stores (e)	0.3	0.6	7.3	0.4	0.8	12.2
Inventory and deferred stripping	15.7	8.2	1.1	20.3	10.9	1.8
Prepayments	8.0	8.8	5.8	10.4	11.6	9.6
Other (c)	19.5	8.0	18.7	25.3	10.6	31.3
Total deferred income tax liabilities	246.3	222.8	202.6	319.4	295.1	337.4

		US$ MILLION	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION	A$ MILLION
YEAR ENDED MARCH 31		2005	2004	2003	2005	2004	2003
9 INCOME TAX (CONTINUED)
Analysis of total income tax expense
Income tax expense on operating profit		236.8	148.8	116.8	321.0	216.2	208.1
		236.8	148.8	116.8	321.0	216.2	208.1

Deferred income tax assets attributable to tax losses carried forward as an asset (f)		—	0.7	10.0	—	0.9	16.6

Deferred income tax assets not taken to account (valuation allowance) (g) (h)		—	1.6	1.4	—	2.1	2.3

Tax losses
The tax losses carried forward expire as summarised below (i)
US	expiration 2012 - 2020	—	—	3.1	—	—	5.1
US	unlimited expiration (j)	—	0.3	6.8	—	0.4	11.3
Australia	unlimited expiration	—	0.4	0.2	—	0.5	0.4
Other	expiration 2004 - 2009	—	1.6	1.3	—	2.1	2.1
		—	2.3	11.4	—	3.0	18.9

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

VALUATION ALLOWANCE

The net change in the valuation allowance for deferred income tax assets was a decrease of US$1.6 million (A$2.1 million) in 2005, an increase of US$0.2 million (decrease of A$0.2 million) in 2004 and a decrease of US$3.6 million (A$7.2 million) in 2003.  The valuation allowance related primarily to income tax losses, with the allowance recorded due to the uncertainty of whether these losses may ultimately be realised.

(a)	Provision for tax deduction arising after expense is reported for accounting purposes.
(b)	Tax losses to be offset against future taxable income.
(c)	Other taxable and deductible temporary differences.
(d)	Tax depreciation in excess of accounting depreciation.
(e)	Spares and stores held in inventory, deductible for tax on purchase; expensed for accounting purposes on issue.
(f)	Net of the valuation allowance US$nil (A$nil) (2004: US$1.6 million (A$2.1million), 2003: US$1.4 million (A$2.3 million)).
(g)	Includes capital gains tax losses US$nil (A$nil) (2004: US$nil (A$nil), 2003: US$0.1 million (A$0.2 million)).
(h)	These benefits will only be obtained if the Rinker group derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.
(i)	These balances are not net of the valuation allowance.
(j)	Represents Alternative Minimum Tax credits in the United States.

10           CASH

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

Cash at banks and on hand	57.0	55.8	73.9	74.0
Short-term loans and deposits	531.2	272.7	688.7	361.1
Cash assets	588.2	328.5	762.6	435.1

11           RECEIVABLES

CURRENT
Trade receivables	580.2	512.5	752.3	678.8
Provision for doubtful debts (a)	(23.8)	(14.4)	(30.9)	(19.1)
	556.4	498.1	721.4	659.7
Loans to and receivables from associate entities	0.2	11.3	0.2	15.0
Divestment debtors	1.6	—	2.1	—
Other loans and receivables	32.1	29.1	41.6	38.5
	33.9	40.4	43.9	53.5
Total current receivables	590.3	538.5	765.3	713.2

NON-CURRENT

Loans to employees	2.0	—	2.6	—
Loans to associate entities	74.6	84.6	96.7	112.1
Other loans	4.8	5.1	6.3	6.7
Term receivables	—	0.1	—	0.2
Total non-current receivables	81.4	89.8	105.6	119.0

(a)           Provision for doubtful debts as detailed below:

US$ MILLION	OPENING		NET	FOREIGN	(ACQUISITIONS)/	CLOSING
YEAR ENDING MARCH 31	BALANCE	PROVIDED	CHARGED	EXCHANGE	DISPOSALS	BALANCE

2003	(12.5)	(6.6)	8.0	(0.5)	(2.6)	(14.2)
2004	(14.2)	(3.6)	4.4	(0.7)	(0.3)	(14.4)
2005	(14.4)	(13.2)	4.0	(0.5)	0.3	(23.8)

A$ MILLION	OPENING		NET	FOREIGN	(ACQUISITIONS)/	CLOSING
YEAR ENDING MARCH 31	BALANCE	PROVIDED	CHARGED	EXCHANGE	DISPOSALS	BALANCE

2003	(23.7)	(12.0)	14.0	2.9	(4.8)	(23.6)
2004	(23.6)	(5.7)	6.1	4.6	(0.5)	(19.1)
2005	(19.1)	(18.1)	5.3	0.6	0.4	(30.9)

In 2003, the US$6.6 million (A$12.0 million) provided was made up of US$8.7 million (A$15.0 million) provided as operating expense offset by US$2.1 million (A$3.0 million) written back as other expenses from ordinary activities.

In 2004, the US$3.6 million (A$5.7 million) provided was made up of US$3.6 million (A$5.7 million) provided as operating expense.

In 2005, the US$13.2 million (A$18.1 million) provided was made up of US$13.0 million (A$17.9 million) provided as operating expense, and US$0.2 million (A$0.2 million) provided as other expense from ordinary activities.

12           INVENTORIES

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

CURRENT (a)
Raw and process materials and stores	74.4	62.8	96.4	83.2
Work in progress	19.8	16.8	25.7	22.2
Finished goods	206.7	184.3	268.1	244.1
Total current inventories	300.9	263.9	390.2	349.5

NON-CURRENT
Raw and process materials and stores (a)	10.0	12.3	13.0	16.4
Land held for sale
at cost	15.9	3.0	20.7	4.0
at net realisable value	25.4	26.8	32.8	35.3
Total non-current inventories	51.3	42.1	66.5	55.7

(a)           All raw and process materials and stores, work in progress and finished goods are valued at cost.

13           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Shares in associate companies (a) (b)	134.6	119.4	174.6	158.1
Interests in partnerships (b)	27.9	24.0	36.1	31.8
Total investments accounted for using the equity method	162.5	143.4	210.7	189.9

(a)           Not quoted on stock exchanges.

(b)           Details of investments in associate entities are shown in Note 34.

14           OTHER FINANCIAL ASSETS

Investments at valuation (a)	22.5	13.5	29.2	17.8
Total other financial assets	22.5	13.5	29.2	17.8

(a)           Not quoted on stock exchanges.

15           PROPERTY, PLANT AND EQUIPMENT (a)

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

LAND AND BUILDINGS
At cost	532.2	514.9	690.1	681.4
Accumulated depreciation	(54.7)	(42.2)	(71.0)	(55.5)
Total land and buildings (b)	477.5	472.7	619.1	625.9

PLANT AND EQUIPMENT
At cost	1,936.1	1,823.0	2,510.1	2,405.7
Accumulated depreciation	(810.6)	(739.6)	(1,050.9)	(971.1)
Total plant and equipment	1,125.5	1,083.4	1,459.2	1,434.6

QUARRY AND OTHER RAW MATERIAL RESERVES
At cost	191.1	185.6	247.8	245.0
Accumulated depletion	(35.8)	(26.0)	(46.4)	(33.7)
Total quarry and other raw material reserves	155.3	159.6	201.4	211.3
Total property, plant and equipment	1,758.3	1,715.7	2,279.7	2,271.8

(a)                                  The economic life over which assets are depreciated is: Buildings - up to 40 years; Plant and equipment - 1 to 30 years; Quarry and other raw material reserves - 1 to 40 years. The weighted average life is: Buildings - 24 years; Plant and equipment - 11 years; Quarry and other raw material reserves - 15 years.

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

16           MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

US$ MILLION YEAR ENDED MARCH 31, 2005	LAND AND BUILDINGS	PLANT AND EQUIPMENT	QUARRY AND OTHER RAW MATERIALS RESERVES
Balance at the beginning of the financial year	472.7	1,083.4	159.6
acquired	50.0	240.8	5.8
disposed of	(28.4)	(41.6)	(0.6)
depreciation, depletion and amortisation	(17.1)	(152.2)	(10.5)
foreign currency translation	3.0	6.3	0.7
reclassifications and other	(2.7)	(11.2)	0.3
Balance at the end of the financial year	477.5	1,125.5	155.3

A$ MILLION
Balance at the beginning of the financial year	625.9	1,434.6	211.3
acquired	66.8	326.3	7.6
disposed of	(36.4)	(54.0)	(0.8)
depreciation, depletion and amortisation	(23.2)	(206.0)	(14.1)
foreign currency translation	(10.6)	(27.0)	(3.0)
reclassifications and other	(3.4)	(14.7)	0.4
Balance at the end of the financial year	619.1	1,459.2	201.4

17           INTANGIBLES

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

GOODWILL
At cost	1,042.9	1,082.1	1,352.1	1,432.8
Accumulated amortisation	(294.2)	(261.4)	(381.4)	(346.1)
Total goodwill	748.7	820.7	970.7	1,086.7

OTHER INTANGIBLES
At cost	26.3	41.5	34.1	54.9
Accumulated amortisation	(13.2)	(23.4)	(17.1)	(30.9)
Total other intangibles	13.1	18.1	17.0	24.0
Total intangibles	761.8	838.8	987.7	1,110.7

The weighted average amortisation period for goodwill is currently 20 years.  The goodwill amortisation charge is expected to be nil in the year ending March 31, 2006, following the adoption of A-IFRS.

The weighted average amortisation period for other intangibles is eight years.  Future amortisation charges are expected to be similar to the US$3.6 million (A$4.9 million) charge in the year ended March 31, 2005.

18           OTHER ASSETS

CURRENT
Prepayments	18.9	46.5	24.5	61.6
Deferred costs (a)	4.7	8.3	6.0	10.9
Total other current assets	23.6	54.8	30.5	72.5

NON-CURRENT
Prepayments	8.2	—	10.7	—

Deferred costs (a)	43.0	43.6	55.8	57.7
Accumulated amortisation	(17.9)	(17.8)	(23.2)	(23.6)
	25.1	25.8	32.6	34.1

Software and system development	48.6	49.3	62.9	65.3
Accumulated amortisation	(38.4)	(34.6)	(49.7)	(45.8)
	10.2	14.7	13.2	19.5
Other	0.4	0.3	0.4	0.4
Total non-current other assets	43.9	40.8	56.9	54.0

(a)           Mainly deferred quarry establishment costs. Amortised over the life of the quarry.

19           CURRENT PAYABLES

Trade payables	398.1	360.3	516.2	477.1
Employee benefit payables (a)	70.2	74.1	91.0	98.2
Other payables (b)	26.4	25.4	34.2	33.6
Total current payables	494.7	459.8	641.4	608.9

(a)                                  In addition to the employee benefit payables disclosed above, US$14.2 million (A$18.5 million) of employee benefits payables are classified as non-current and included in non-current payables.

(b)                                 Included in other payables is a US$5.1 million (A$6.6 million) payable secured by mortgage or charge over land.  The carrying amount of the land subject to charge is US$9.9 million (A$12.8 million).

20           INTEREST-BEARING LIABILITIES

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

CURRENT
Current maturities of long-term borrowings
Secured
other facilities (a)	3.1	4.9	4.0	6.5
Unsecured
bonds	250.0	—	324.1	—
other facilities	1.0	1.0	1.3	1.3
Total current maturities of long-term borrowings	254.1	5.9	329.4	7.8

Short-term borrowings
Unsecured
bank loans	3.0	11.5	3.9	15.2
Total current interest-bearing liabilities	257.1	17.4	333.3	23.0

NON-CURRENT
Long-term borrowings
Secured
other facilities (a)	2.5	3.2	3.3	4.3
Unsecured
bonds	349.9	599.9	453.6	794.4
commercial paper	248.2	24.9	321.8	33.0
bank lines	6.0	275.0	7.8	364.1
owing to CSR Limited	4.3	8.4	5.6	11.1
other facilities	—	1.0	—	1.3
Total non-current interest-bearing liabilities	610.9	912.4	792.1	1,208.2

(a)                                  Secured or collateralised by a charge over property, plant and equipment. The net carrying value of the assets subject to charge as at March 31, 2005 is US$7.1 million (A$9.2 million) (March 31, 2004: US$10.9 million (A$14.4 million)).

21           CREDIT FACILITIES AND MATURITY PROFILE

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

CURRENT MATURITIES OF LONG-TERM BORROWINGS ARE REPAYABLE IN THE FOLLOWING CURRENCIES:
United States dollar debt	251.8	4.1	326.4	5.4
Australian dollar debt	2.3	1.8	3.0	2.4
	254.1	5.9	329.4	7.8

CATEGORY OF AGGREGATE SHORT-TERM BORROWINGS
Chinese renminbi debt	3.0	11.5	3.9	15.2
	3.0	11.5	3.9	15.2
Total current interest-bearing liabilities	257.1	17.4	333.3	23.0

Other current payables	5.5	2.6	7.1	3.4
Total current interest-bearing liabilities and other payables	262.6	20.0	340.4	26.4

NON-CURRENT INTEREST-BEARING LIABILITIES AND PAYABLES ARE REPAYABLE IN THE FOLLOWING CURRENCIES:
Australian dollars	4.9	8.8	6.4	11.8
United States dollars	646.7	923.0	838.4	1,222.1
Chinese renminbi	6.0	—	7.8	—
	657.6	931.8	852.6	1,233.9

Total non-current interest-bearing liabilities and payables will mature as follows:

Year ending March
1 to 2 years	23.9	273.1	31.0	361.6
2 to 3 years	14.0	2.6	18.1	3.5
3 to 4 years	105.3	302.1	136.6	400.0
4 to 5 years	157.1	1.6	203.8	2.1
5 to 6 years	205.7	0.5	266.7	0.7
6 to 7 years	0.2	200.3	0.2	265.3
7 to 8 years	0.2	0.2	0.2	0.3
8 to 9 years	0.2	0.2	0.3	0.3
9 to 10 years	0.2	0.3	0.3	0.4
more than 10 years	150.8	150.9	195.4	199.7
	657.6	931.8	852.6	1,233.9

		2005	2004

Weighted average interest rate of aggregate short-term borrowings
Chinese renminbi debt		4.9%	4.9%

21           CREDIT FACILITIES AND MATURITY PROFILE (CONTINUED)

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

Non-current interest-bearing liabilities and payables
Short-term maturities backed by long-term credit facilities
US dollar debt
Commercial paper
(average rate 2005:2.4%, 2004:1.2%) (a)	248.2	24.9	321.8	33.0
Total	248.2	24.9	321.8	33.0

Long-term maturities of borrowings (b)
United States dollar debt
US bonds
maturity July 2005 (2005:6.9%, 2004:6.9%)	—	250.0	—	331.0
maturity August or December 2010 (2005:4.6%, 2004:4.6%)	200.0	200.0	259.3	264.8
maturity July 2025 (2005:7.7%, 2004:7.7%)	149.9	149.9	194.3	198.5
Bank lines (c)	—	275.0	—	364.1
Promissory note (2004:4.0%)	—	1.0	—	1.3
Payables	46.2	19.2	59.9	25.4
Other items	2.4	3.0	3.1	4.0
Australian dollar debt
Payable	0.5	—	0.6	—
Other (average rate 2005:0.8%, 2004:0.5%)	4.4	8.8	5.8	11.8
Chinese renminbi debt
Other (average rate 5.2%)	6.0	—	7.8	—
Total	409.4	906.9	530.8	1,200.9
Total non-current interest-bearing liabilities and payables	657.6	931.8	852.6	1,233.9

(a)                                  During the year ended March 31, 2005 US$1,165.1 million (A$1,576.1 million) was drawn and US$941.8 million (A$1,269.8 million) was repaid on commercial paper borrowings.

(b)                                 Certain US$ debt has a floating interest rate.  (Refer to note 28 to the financial statements for details).  Interest on this debt is based upon LIBOR plus a margin.  The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature.

(c)                                  Details of long-term credit facilities are disclosed below.  During the year ended March 31, 2005, US$275 million of borrowings under bank lines were repaid.

COMMERCIAL PAPER.

Rinker group has a commercial paper program based in the United States.  The program, which totals US$400.0 million, or A$518.6 million (2004: US$400.0 million, or A$529.7 million) is an evergreen facility.  Drawings on the program are backed by the standby facilities referred to below.  As at March 31, 2005 Rinker group had US$248.2 million, or A$321.8 million drawn under the facility.

CREDIT FACILITIES.

Rinker group had total committed credit facilities of US$1,177.5 million, or A$1,526.6 million (2004: US$1,077.5 million, or A$1,426.8 million), of which US$670.7 million (A$869.6 million) were undrawn at March 31, 2005.  These facilities have fixed maturity dates ranging between March 2006 and April 2009.  The weighted average commitment fee is 0.12% of the total committed credit facilities.  Commitments can be withdrawn following an event of default under the facility agreements.

OTHER.

At March 31, 2005, Rinker group entities had in place uncommitted working capital facilities of US$131.3 million (A$170.2 million) (2004: US$70.0 million A$92.7 million)). US$74.9 million (A$97.1 million) in letters of credit or bank guarantees were issued against these working capital facilities at March 31, 2005 (2004: US$35.8 million (A$47.3 million).

22  PROVISIONS

US$ MILLION	MARCH 31 2004	RECOGNISED	ACQUIRED	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	MARCH 31 2005

CURRENT
Employee entitlements	34.1	52.8	—	(55.1)	(1.2)	0.4	31.0
Fringe benefits tax	2.2	2.4	—	(3.9)	—	(0.1)	0.6
Restructure and rationalisation	2.6	(1.4)	—	(0.8)	—	(0.1)	0.3
Restoration and environmental rehabilitation	4.6	(1.0)	—	(1.0)	—	—	2.6
Uninsured losses and future claims	30.8	67.7	—	(72.1)	—	—	26.4
Other	14.6	0.8	—	(3.7)	—	—	11.7
Total current provisions	88.9	121.3	—	(136.6)	(1.2)	0.2	72.6

NON-CURRENT
Employee entitlements	17.3	1.5	—	—	—	0.4	19.2
Restoration and environmental rehabilitation	21.2	3.3	—	—	—	0.2	24.7
Uninsured losses and future claims	32.4	9.2	—	—	—	0.1	41.7
Other	0.1	(0.1)	—	—	—	—	—
Total non-current provisions	71.0	13.9	—	—	—	0.7	85.6

US$ MILLION	MARCH 31 2003	RECOGNISED	ACQUIRED	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	MARCH 31 2004

CURRENT
Employee entitlements	34.6	53.9	0.5	(56.1)	(0.9)	2.1	34.1
Fringe benefits tax	0.3	2.3	—	(0.6)	—	0.2	2.2
Restructure and rationalisation	—	3.6	—	(1.3)	—	0.3	2.6
Restoration and environmental rehabilitation	3.7	1.4	—	(0.7)	—	0.2	4.6
Uninsured losses and future claims	29.7	100.6	—	(99.7)	—	0.2	30.8
Other	10.6	9.0		(5.6)		0.6	14.6
Total current provisions	78.9	170.8	0.5	(164.0)	(0.9)	3.6	88.9

NON-CURRENT
Employee entitlements	12.5	0.5	0.1	—	1.0	3.2	17.3
Restoration and environmental rehabilitation	14.3	4.4	0.3	—	—	2.2	21.2
Uninsured losses and future claims	35.9	(3.5)	—	—	—	—	32.4
Other	0.9	(0.8)	—	—	—	—	0.1
Total non-current provisions	63.6	0.6	0.4	—	1.0	5.4	71.0

US$ MILLION	MARCH 31 2002	RECOGNISED	ACQUIRED	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	MARCH 31 2003

CURRENT
Employee entitlements	22.7	49.4	17.6	(56.0)	0.2	0.7	34.6
Fringe benefits tax	1.3	0.2	—	(1.4)	—	0.2	0.3
Restructure and rationalisation	5.5	(1.1)	—	(4.8)	0.1	0.3	—
Restoration and environmental rehabilitation	3.0	—	2.3	(1.7)	—	0.1	3.7
Uninsured losses and future claims	19.0	69.7	8.1	(67.3)	—	0.2	29.7
Other	2.5	1.2	6.8	(1.9)	1.7	0.3	10.6
Total current provisions	54.0	119.4	34.8	(133.1)	2.0	1.8	78.9

NON-CURRENT
Employee entitlements	11.3	(1.1)	—	—	0.9	1.4	12.5
Restructure and rationalisation	1.2	(1.2)	—	—	—	—	—
Restoration and environmental rehabilitation	10.6	2.8	—	—	—	0.9	14.3
Uninsured losses and future claims	23.1	12.4	—	—	—	0.4	35.9
Other	—	0.1	0.8	—	—	—	0.9
Total non-current provisions	46.2	13.0	0.8	—	0.9	2.7	63.6

A$ MILLION	MARCH 31 2004	RECOGNISED	ACQUIRED	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	MARCH 31 2005
22 PROVISIONS (CONTINUED)
CURRENT
Employee entitlements	45.2	71.6	—	(74.3)	(1.6)	(0.7)	40.2
Fringe benefits tax	3.0	3.3	—	(5.4)	—	—	0.9
Restructure and rationalisation	3.4	(2.0)	—	(1.0)	—	—	0.4
Restoration and environmental rehabilitation	6.0	(1.3)	—	(1.3)	—	(0.1)	3.3
Uninsured losses and future claims	40.8	92.6	—	(98.2)	—	(1.0)	34.2
Other	19.4	1.5	—	(4.9)	—	(0.8)	15.2
Total current provisions	117.8	165.7	—	(185.1)	(1.6)	(2.6)	94.2

NON-CURRENT
Employee entitlements	23.0	2.0	—	—	—	—	25.0
Restoration and environmental rehabilitation	28.0	4.2	—	—	—	(0.3)	31.9
Uninsured losses and future claims	42.8	12.0	—	—	—	(0.8)	54.0
Other	0.2	(0.2)	—	—	—	—	—
Total non-current provisions	94.0	18.0	—	—	—	(1.1)	110.9

A$ MILLION	MARCH 31 2003	RECOGNISED	ACQUIRED	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	MARCH 31 2004

CURRENT
Employee entitlements	57.7	77.4	0.8	(80.5)	(1.4)	(8.8)	45.2
Fringe benefits tax	0.5	3.3	—	(0.8)	—	—	3.0
Restructure and rationalisation	—	5.2	—	(1.8)	—	—	3.4
Restoration and environmental rehabilitation	6.1	2.1	—	(1.0)	—	(1.2)	6.0
Uninsured losses and future claims	49.4	143.9	—	(142.0)	—	(10.5)	40.8
Other	17.6	12.0	—	(8.1)	—	(2.1)	19.4
Total current provisions	131.3	243.9	0.8	(234.2)	(1.4)	(22.6)	117.8

NON-CURRENT
Employee entitlements	20.8	0.7	0.2	—	1.5	(0.2)	23.0
Restoration and environmental rehabilitation	23.8	6.2	0.4	—	—	(2.4)	28.0
Uninsured losses and future claims	59.8	(4.8)	—	—	—	(12.2)	42.8
Other	1.5	(1.0)	—	—	—	(0.3)	0.2
Total non-current provisions	105.9	1.1	0.6	—	1.5	(15.1)	94.0

A$ MILLION	MARCH 31 2002	RECOGNISED	ACQUIRED	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	MARCH 31 2003

CURRENT
Employee entitlements	42.8	87.6	32.3	(98.7)	0.3	(6.6)	57.7
Fringe benefits tax	2.5	0.4	—	(2.4)		—	0.5
Restructure and rationalisation	10.4	(1.9)	—	(8.5)	0.1	(0.1)	—
Restoration and environmental rehabilitation	5.7	—	4.3	(3.0)	—	(0.9)	6.1
Uninsured losses and future claims	36.0	123.6	14.8	(118.8)	—	(6.2)	49.4
Other	4.8	2.1	12.5	(3.3)	3.0	(1.5)	17.6
Total current provisions	102.2	211.8	63.9	(234.7)	3.4	(15.3)	131.3

NON-CURRENT
Employee entitlements	21.4	(1.9)	—	—	1.6	(0.3)	20.8
Restructure and rationalisation	2.2	(2.1)	—	—	—	(0.1)	—
Restoration and environmental rehabilitation	20.0	5.0	—	—	—	(1.2)	23.8
Uninsured losses and future claims	43.8	22.0	—	—	—	(6.0)	59.8
Other	—	0.1	1.5	—	—	(0.1)	1.5
Total non-current provisions	87.4	23.1	1.5	—	1.6	(7.7)	105.9

23 CONTRIBUTED EQUITY

PARTICULARS OF SHARES ISSUED DURING THE YEAR BY RINKER GROUP LIMITED

YEAR ENDED MARCH 31, 2005	ORDINARY SHARES FULLY PAID (a)	SHARE CAPITAL US$ MILLION	SHARE CAPITAL A$ MILLION

On issue March 31, 2004	944,994,496	1,497.1	2,286.2
Share buyback (b)	(4,000,028)	(21.9)	(31.3)
Universal Share Plan (c)	237,900	0.7	0.9
Total movements during the period	(3,762,128)	(21.2)	(30.4)
On issue March 31, 2005	941,232,368	1,475.9	2,255.8
Movements since year end	(4,270,446)	(37.3)	(47.9)
On issue May 12, 2005	936,961,922	1,438.6	2,207.9

(a)          Fully paid ordinary shares are listed on the Australian stock exchange, and carry one vote per share and the right to dividends.

(b)         On February 19, 2004, Rinker announced that a 12 month on-market share buyback of up to 10 per cent of its ordinary shares would commence in May 2004. 4,000,028 shares were repurchased under the on-market buyback during the year ended March 31, 2005. A further 4,270,446 shares were repurchased between April 1, 2005 and May 12, 2005. Shares repurchased were cancelled immediately on receipt.

(c)          Fully paid ordinary shares were issued in August and September 2004 under the employee Universal Share Plan. Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (2,781). 1,259 accepted the offer, subscribing for either 50 or 100 shares and receiving the same number at no cost. No expense was recorded in respect of free shares provided to employees under the Universal Share Plan.

Rinker Employee Share Acquisition Plan (Rinker ESAP)

The Employee Share Acquisition Plan (ESAP) is a plan that enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax remuneration or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held on trust for the participant. Eligibility to participate in ESAP is determined by the Rinker board. Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits only currently apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to the participant. Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board. Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorized deductions). Each participant may direct the trustee how to vote any shares held on the participant’s behalf. In the absence of such direction, the shares will not be voted.

24 RESERVES

YEAR ENDED MARCH 31	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004

Movements in foreign currency translation reserve
Balance at the beginning of the financial year	196.6	6.0	(304.3)	107.9
Exchange differences relating to overseas net assets	31.0	190.6	(39.6)	(410.2)
Reserve of controlled entities disposed	—	—	7.6	(2.0)
Balance at the end of the financial year	227.6	196.6	(336.3)	(304.3)

25 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

YEAR ENDED MARCH 31	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004

Contributed equity	3.3	3.3	4.2	3.9
Reserves	—	—	—	0.4
Retained profits	4.0	1.6	5.3	2.2
Total outside equity interests in controlled entities	7.3	4.9	9.5	6.5

26 DIRECTORS’ AND EXECUTIVES’ REMUNERATION

NON-EXECUTIVE DIRECTORS’ REMUNERATION (ALL AMOUNTS IN A$)

					ACCRUED RETIREMENT
			YEAR END MARCH		BENEFIT FROZEN AT
A$	BASE FEES	COMMITTEE FEES	TOTAL 2005	TOTAL 2004 (5)	MARCH 31, 2004 (5)
John Arthur (1) (2) (7)	$110,000	$20,000	$130,000	$106,820	$133,919
Marshall Criser (3)	$220,000	$0	$220,000	$188,000	$419,329
John Ingram (1) (2)	$110,000	$24,000	$134,000	$42,452	$0
John Morschel (1) (4)	$300,000	$0	$300,000	$240,000	$661,260
Walter Revell (2)	$110,000	$20,000	$130,000	$92,000	$147,876
Total (6)	$850,000	$64,000	$914,000	$669,272	$1,362,384

(1)          Mr. Arthur, Mr. Ingram, and Mr. Morschel all contributed to ESAP during the year. Of the above totals, Mr. Arthur received A$78,000, Mr. Ingram received A$16,000 and Mr. Morschel received A$75,000 in the form of ESAP shares, with the balance in cash.

(2)          Non-executive director

(3)          Deputy Chairman, non-executive director

(4)          Chairman, non-executive director

(5)          Prior year data as reflected in last years Annual Report. No adjustments have been made for changes to exchange rates.

(6)          Total directors’ remuneration, including David Clarke (details below) was A$5,029,579 in the year ended March 31, 2005 (2004: A$5,579,555)

(7)          Included in Mr. Arthur’s base fees and committee fees are compulsory superannuation contributions of A$11,700 during the year.

SENIOR EXECUTIVES’ REMUNERATION

	PRIMARY							POST	EQUITY
Amounts in US$ with						CASH	NON-MONETARY	EMPLOYMENT	LONG-TERM
A$ equivalents also shown					SHORT TERM	LONG TERM	AND OTHER	RETIREMENT	INCENTIVE	LONG-TERM
NAME				BASE SALARY	INCENTIVE (1)	INCENTIVE (2)	BENEFITS (3)	BENEFITS (4)	CASP (5)	INCENTIVE PSP (6)	TOTAL
David Clarke (7)	2005
Chief Executive Officer			US$	792,500	815,000	0	48,872	400,238	0	987,770	3,044,380
			A$	1,071,349	1,101,766	0	66,068	541,066	0	1,335,330	4,115,579
	2004	(9)
			US$	740,661	644,400	1,541,736	120,461	378,647	0	0	3,425,905
			A$	1,061,575	923,606	2,209,741	172,654	542,707	0	0	4,910,283
Karl Watson, Jr. (7)	2005
President Rinker Materials West			US$	326,250	293,434	0	219,433	23,936	76,864	237,065	1,176,982
			A$	441,044	396,682	0	296,643	32,358	103,909	320,479	1,591,115
	2004	(9)
			US$	297,504	247,656	0	248,390	35,163	43,921	0	872,634
			A$	426,407	354,960	0	356,013	50,398	62,951	0	1,250,729
Sharon DeHayes (7)	2005
Chief Executive - Readymix Holdings			US$	310,000	304,620	0	209,559	47,610	0	237,065	1,108,854
			A$	419,077	411,804	0	283,294	64,362	0	320,479	1,499,016
	2004	(9)
			US$	275,004	247,464	283,929	37,012	37,894	0	0	881,303
			A$	394,158	354,685	406,950	53,049	54,313	0	0	1,263,155
Thomas Burmeister (7)	2005
VP and Chief Financial Officer			US$	337,500	337,517	0	37,734	53,100	0	237,065	1,002,916
			A$	456,253	456,276	0	51,011	71,784	0	320,479	1,355,803
	2004	(9)
			US$	320,004	292,500	387,679	33,971	40,919	0	0	1,075,073
			A$	458,656	419,235	555,653	48,690	58,648	0	0	1,540,882
Karl Watson, Sr. (7)	2005
President and Chief Operating			US$	337,500	337,517	0	34,267	55,856	0	237,065	1,002,205
Officer - US Construction Materials			A$	456,253	456,276	0	46,324	75,509	0	320,479	1,354,841
	2004	(9)
			US$	320,004	292,500	388,304	50,868	46,031	0	0	1,097,707
			A$	458,656	419,235	556,549	72,908	65,975	0	0	1,573,323
David Berger (7)	2005
VP Strategy and Development			US$	310,000	313,408	0	22,232	37,962	0	237,065	920,667
			A$	419,077	423,684	0	30,055	51,319	0	320,479	1,244,614
	2004	(9)
			US$	290,004	255,942	393,120	21,943	12,080	0	0	973,089
			A$	415,657	366,837	563,451	31,450	17,314	0	0	1,394,709

26           DIRECTORS’ AND EXECUTIVES’ REMUNERATION (CONTINUED)

	PRIMARY							POST	EQUITY
Amounts in US$ with						CASH	NON-MONETARY	EMPLOYMENT	LONG-TERM
A$ equivalents also shown					SHORT TERM	LONG TERM	AND OTHER	RETIREMENT	INCENTIVE	LONG-TERM
NAME				BASE SALARY	INCENTIVE (1)	INCENTIVE (2)	BENEFITS (3)	BENEFITS (4)	CASP (5)	INCENTIVE PSP (6)	TOTAL
Duncan Gage (7)	2005
President - Hydro Conduit			US$	292,500	296,358	0	29,191	42,950	0	197,554	858,553
			A$	395,419	400,635	0	39,462	58,062	0	267,066	1,160,644
	2004	(9)
			US$	275,000	209,160	378,000	23,895	16,277	0	0	902,332
			A$	394,152	299,785	541,780	34,248	23,330	0	0	1,293,295
Ira Fialkow (7)	2005
VP Shared Services			US$	285,000	289,300	0	19,010	42,451	0	197,554	833,315
			A$	385,280	391,093	0	25,699	57,388	0	267,066	1,126,526
	2004	(9)
			US$	265,000	234,252	248,049	32,727	29,112	0	0	809,140
			A$	379,819	335,749	355,524	46,907	41,726	0	0	1,159,725
Peter Abraham (8)	2005
General Counsel and			US$	288,625	223,768	0	1,128	119,312	40,033	69,144	742,010
Company Secretary			A$	390,182	302,503	0	1,525	161,294	54,119	93,473	1,003,096
	2004	(9)
			US$	254,476	155,695	0	0	149,717	23,142	0	583,030
			A$	364,736	223,155	0	0	214,586	33,169	0	835,646
Debra Stirling (8)	2005
Vice President Corporate Affairs			US$	251,991	213,620	0	854	33,647	26,689	49,389	576,190
and Investor Relations			A$	340,657	288,785	0	1,155	45,486	36,080	66,767	778,930
	2004	(9)
			US$	225,638	151,324	0	0	30,066	15,421	0	422,449
			A$	323,402	216,890	0	0	43,093	22,102	0	605,487

(1)          Amounts shown for 2005 represent the amount of short-term incentive awards presently payable to each executive named for performance. (See the following table showing the executives short-term incentive tracked in the contingent bonus reserve.)

(2)          Long-Term Incentive amount was earned for the two years ended March 31, 2004. The 2004 payment represented the last payment due under this superseded plan.

(3)          For fiscal year-end March 2005, other benefits comprise the costs of life insurance, vehicle allowance, club membership fees and, for Mr. Clarke tax preparation fees.  For Ms. DeHayes and Mr. Watson, Jr. this column also contains relocation or expatriate related expenses.  Additionally, other benefits include interest imputed on a US$59,000 loan to an executive that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon the executive’s termination of employment.  There were no loans made to the Chief Executive or any Non-Executive Director during the year and, there were no loans (other than the one mentioned above), outstanding at March 31, 2005.

(4)          For the US executives, retirement benefits include the company matching and profit sharing contributions relating to retirement plans. The retirement plans comprise the company’s 401 (k) Plan and the Supplemental Executive Retirement Plan (SERP). Under the SERP, the company matching and profit sharing contributions included in the table represent Rinker’s full financial commitment (or obligation) to the named executives under this plan. For the Australian executives, retirement benefits represent the greater of the incremental increase in the value of the executive’s interest in defined benefit superannuation plans during the year or company contributions made to accumulation superannuation plans in Australia. Mr. Clarke’s retirement benefit also includes his interest in the defined benefit superannuation plan.

(5)          CASP grants are valued at the pro rata value of the total grant. The above value has been prorated based on the market price at August 11, 2003 (the date of grant) and the earliest possible vesting date of August 11, 2006. This represents 33.3 per cent of the projected number of shares estimated to vest. Dividends received by participants are included in the amounts disclosed.  Total dividends for executives shown in the above table for 2005 were A$14,954. More information on CASP is set out below.

(6)          The performance period for the performance share plan grants listed in the above table ends March 31, 2007 when the PSP grant may vest based on the actual performance of Rinker’s Total Shareholder Return (TSR) as compared to a specified group of peer companies. The above value has been prorated based on the market price on June 21, 2004 (the prevailing market price when the Board formally approved the grant) and the earliest possible vesting date of March 31, 2007. This represents 33.3 per cent of the total projected number of shares estimated to vest. The estimate is based on Rinker’s TSR for year ended March 31, 2005 compared to the TSRs of the specified group of peer companies for the same period. Performance during that period was above 75th percentile resulting in a projected payout of 100 per cent of the pro rata number of shares granted. This projection will be adjusted each year of the performance period based on the projected (or actual) performance against the peer companies.  As at March 31, 2005, no dividends had been paid to the named executives in respect of shares held by them under this initial PSP grant. More information on PSP is set out below.

(7)          After considering independent advice, the Board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.  The duration of employment agreements with the relevant executives are for three years, which automatically extends by one year on the anniversary date of the agreement unless written notice is given by either the named executive or Rinker that the agreement is not to be extended. This notice must be given at least 180 days prior to the anniversary date.  If the executive resigns from his or her employment, the company is required to pay the executive the full amount of his or her salary through to his or her termination date and any unpaid amounts accrued for unused leave. The Board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short term incentive for the period of his or her active employment during the financial year.  If, during the Employment Period (as defined in the executive’s employment contract), the company terminates the employment of the executive other than for Cause (as defined in the executive’s employment contract), or the executive resigns from his or her employment for Good Reason (as defined in the executive’s employment contract) the company is required to:

*Pay the executive, in a lump sum, a pro rata portion of his or her short term incentive, a pro rata share of his or her long-term incentive (in accordance with plan rules) and amounts accrued for unused leave.

*Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short term incentive at target performance. Additionally, the executive would continue to receive any other benefits he or she was entitled to at time of termination for the following 24 months.

*Provide the executive with professional outplacement services valued up to US$15,000 for Mr. Clarke and up to US$10,000 for the other relevant executives.

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

(8)          Termination benefits for Mr. Abraham and Ms. Stirling are the greater of 12 months total remuneration (including target incentives) or three months ‘base remuneration’. (Base remuneration is equivalent to approximately 75 per cent of fixed remuneration) plus 0.7 months base remuneration per year of service, not to exceed 24 months. As at March 31, 2005, Mr. Abraham had 25 years of service and Ms. Stirling had six years. Should Mr. Abraham or Ms. Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

(9)          No adjustments have been made for changes to exchange rates.

26           DIRECTORS’ AND EXECUTIVES’ REMUNERATION (CONTINUED)

Senior Executives’ Short-Term Incentive Plan — Contingent Bonus Reserve

(Amounts shown in US$ with A$ Equivalents also shown)

				CONDITIONALLY
		YEAR END		DEFERRED AND TRACKED
		MARCH 2005 TOTAL		IN CONTINGENT BONUS
NAME		DECLARATION(1)	PAYABLE IN 2005	RESERVE(2)
David Clarke	US$	1,992,675	815,000	1,177,675
	A$	2,693,818	1,101,766	1,592,052
Karl Watson, Jr.	US$	506,303	293,434	212,869
	A$	684,451	396,682	287,769
Sharon DeHayes	US$	556,359	304,620	251,739
	A$	752,120	411,804	340,316
Thomas Burmeister	US$	627,550	337,517	290,033
	A$	848,360	456,276	392,084
Karl Watson, Sr.	US$	627,550	337,517	290,033
	A$	848,360	456,276	392,084
David Berger	US$	582,725	313,408	269,317
	A$	787,763	423,684	364,079
Duncan Gage	US$	553,575	296,358	257,217
	A$	748,356	400,635	347,721
Ira Fialkow	US$	537,900	289,300	248,600
	A$	727,165	391,093	336,072
Peter Abraham	US$	416,055	223,768	192,287
	A$	562,448	302,503	259,945
Debra Stirling	US$	397,187	213,620	183,567
	A$	536,943	288,785	248,158

(1)                                  Represents the short-term incentive award earned during fiscal year-end March 31, 2005. These amounts have been fully accrued and expensed.

(2)                                  The amount shown is carried forward and may be paid out in future years, in all or in part. The contingent bonus reserve for the executives named is at risk based on future performance, and is not subject to interest. Upon termination of employment, the executives named do not have any claims for this amount.

Performance Share Plan (Rinker PSP)

The Performance Share Plan (PSP) is a long-term equity incentive plan for Rinker’s Chief Executive, Senior Executive team and employees making key contributions in Australia or the United States. The PSP is designed to align participant’s interest with that of shareholders by increasing the value of Rinker shares.  For executives in the United States, the PSP replaced a Long-Term Incentive Plan, the performance period of which concluded March 31, 2004. No further payments will be made under that plan. For executives in Australia, the PSP replaced any new issues that would have been made under CASP in Australia. The qualifying period for the one CASP grant issued (and still outstanding) will conclude no later than August 11, 2008.

Under the PSP, eligible participants are offered the opportunity to qualify for Rinker shares based on Rinker’s TSR performance versus a peer group of companies. The initial value of the award that can be potentially earned by a participant is based on Rinker’s financial performance, as well as level of responsibility and individual performance. Shares are acquired on market, on behalf of participants. The shares only vest if performance and time qualifications are met.

The initial value of the potential award, as referred to above is applied under the PSP to purchase Rinker shares (or ADRs or both) on market in the ordinary course of trading on the ASX or the New York Stock Exchange (NYSE) or both. Once the shares are purchased on market, participants are entitled to any dividends, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to vesting. Each participant may direct the plan trustee how to vote any shares held on the participant’s behalf. In the absence of those directions the shares will not be voted.

The first offering under the PSP was during fiscal year-end March 31, 2005. The vesting hurdle for these shares is the Rinker TSR percentile ranking within a group of peer companies between April 1, 2004 and March 31, 2007. For that first offering, a portion of the award will vest at 25th percentile performance and increase up to 100 per cent vesting at 75th percentile performance versus the group of peer companies.

The cost of the 2,439,200 shares acquired during fiscal year-end March 31, 2005, and outstanding at the end of the year, totalling US$19.9 million or A$25.9 million, was met by the company and is being progressively expensed over the vesting period.

A pro rata share of the PSP award grant related to fiscal year-end March 31, 2005, has been included in the remuneration tables under the heading “Long-Term Incentive PSP”.

26           DIRECTORS’ AND EXECUTIVES’ REMUNERATION (CONTINUED)

Senior Executives’ Performance Share Plan Award

(Amounts shown in number of Rinker shares)

NAME	YEAR END MARCH 2005 TOTAL NUMBER OF SHARES GRANTED (1)	PERFORMANCE BELOW 25TH PERCENTILE 0% VESTING	PERFORMANCE AT 50TH PERCENTILE TARGET LEVEL 40% VESTING	PERFORMANCE AT OR ABOVE 75TH PERCENTILE 100% VESTING

David Clarke	500,000	0	200,000	500,000

Karl Watson, Jr.	120,000	0	48,000	120,000

Sharon DeHayes	120,000	0	48,000	120,000

Thomas Burmeister	120,000	0	48,000	120,000

Karl Watson, Sr.	120,000	0	48,000	120,000

David Berger	120,000	0	48,000	120,000

Duncan Gage	100,000	0	40,000	100,000

Ira Fialkow	100,000	0	40,000	100,000

Peter Abraham	35,000	0	14,000	35,000

Debra Stirling	25,000	0	10,000	25,000

(1)                                  Total number of shares granted represents the maximum number of shares that may vest if Rinker’s TSR reaches 75th percentile performance or above when compared to a specified group of peer companies. The executives named are also eligible to receive dividends, returns on capital or other distributions made with respect to these shares.  The executives named may also direct the trustee how to vote these shares.

Rinker Cash Award Share Plan (Rinker CASP)

The Cash Award Share Plan (CASP) is a long-term equity incentive plan for Australian-based Senior Executives and key contributor employees that was also designed to promote the Total Shareholder Return (TSR) of Rinker shares. This Plan was superseded by the Performance Share Plan effective from April 1, 2004. No shares were purchased under the Plan during the fiscal year-ended March 31, 2005, and the 293,437 shares purchased (at a cost of US$1.2 million (A$1.6 million)) during the prior year remained outstanding.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential incentive was based on level of responsibility and performance. The shares were acquired, on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met. The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between August 11, 2003 and any time between August 11, 2006 and August 11, 2008. Each offer was also subject to a minimum holding period. Shares cannot be withdrawn from CASP until 10 years from the date of vesting, or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, prior to vesting. The plan rules specify the basis on which any bonus shares issued in respect of shares received under CASP, or shares received on behalf of a participant on exercise of rights issues, will be held. Each participant may direct the trustee how to vote any shares held on the participant’s behalf. In the absence of those directions, the shares will not be voted.

A pro rata share of the CASP award grant related to fiscal year-end March 31, 2005, has been included in the remuneration tables under the heading “Long-Term Incentive CASP”.

27  AUDITORS’ REMUNERATION

THOUSANDS OF DOLLARS YEAR ENDED MARCH 31	US$ 2005	US$ 2004	US$ 2003	A$ 2005	A$ 2004	A$ 2003

Auditing and reviewing the financial report of the parent entity (including the consolidated entity) and each controlled entity
Auditor of parent entity:
Deloitte Touche Tohmatsu in Australia	697	527	120	942	755	212
Deloitte Touche Tohmatsu outside of Australia	1,245	715	874	1,683	1,025	1,546

	1,942	1,242	994	2,625	1,780	1,758

Audit related services:
Deloitte Touche Tohmatsu in Australia	4	21	—	5	31	—
Deloitte Touche Tohmatsu outside of Australia	72	107	48	97	152	84

	76	128	48	102	183	84
Other Services:
Taxation strategy and compliance
Deloitte Touche Tohmatsu outside of Australia	122	72	128	165	104	227

Total auditors’ remuneration(a)	2,140	1,442	1,170	2,892	2,067	2,069

(a)          Rinker Group Limited’s annual fees were paid by the then parent entity CSR Limited in 2003. Note that the 2003 consolidated amounts do not include an allocation of the CSR group fee during 2003, and represent only those amounts charged directly to the individual businesses.

28  FINANCIAL INSTRUMENTS

The Rinker group uses derivative instruments to manage financial risks. Currently, the only derivatives in use are interest rate derivatives, used to manage interest rate risk. The Rinker group does not use or issue derivative or financial instruments for speculative or trading purposes.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenue and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed under “Significant accounting policies”.

Credit exposure

The Rinker group is exposed to credit related losses in the event of non-performance by counterparties to derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody’s or Standard and Poor’s rating of at least A3 or A- respectively. The Rinker group controls risk through the use of credit ratings, limits and monitoring procedures. The Rinker group does not usually require collateral or other security to support financial instruments with credit risk.

Credit exposure of interest rate derivatives is represented by the net fair value of the contracts. The carrying amounts of financial assets included in the Rinker group’s financial statements represent the Rinker group’s exposure to credit risk in relation to these assets.

As at March 31, 2005 and 2004, the Rinker group had no significant concentration of credit risk for derivative instruments with any single counterparty or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and markets in which the Rinker group does business, as well as the dispersion across many geographic areas.

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

28           FINANCIAL INSTRUMENTS (CONTINUED)

The following assumptions and methods were used to estimate net fair value:

Interest rate swaps, caps, swaptions. The net fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short-term loans and deposits, receivables, payables and short-term borrowings. The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

Long-term borrowings. The present value of expected cash flows have been used to determine net fair value using interest rates derived from market parameters that accurately reflect their term structure. Certain estimates and judgments were required to develop the fair value amounts.

Interest rate sensitivity and risk management

The Rinker group enters into derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The Rinker group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the Rinker group’s interest rate exposure and should be read in conjunction with Note 20 and 21.

	WEIGHTED AVERAGE
INTEREST RATE RISK EXPOSURE	TERM		PRINCIPAL/MATURITIES
AS AT MARCH 31, 2005	IN	RATE	1 YEAR	1 TO 2	2 TO 3	3 TO 4	4 TO 5	OVER 5		CARRYING AMOUNT (c)		NET FAIR VALUE
US$ MILLION	YEARS	%PA (a)	OR LESS	YEARS	YEARS	YEARS	YEARS	YEARS	TOTAL	ASSET	LIABILITY	ASSET	LIABILITY
Long-term debt
Fixed rate US$ debt	7.0	6.2	250.8	0.7	0.7	0.2	0.3	350.4	603.1	—	610.8	—	667.7
Floating rate US$ debt (b)	3.6	2.4	—	—	—	98.2	150.0	—	248.2	—	249.2	—	255.4
Other A$ debt	4.5	0.8	2.3	1.4	0.9	0.5	0.4	1.2	6.7	—	8.6	—	8.6
Fixed rate CNR debt	2.2	5.2	—	—	6.0	—	—	—	6.0	—	6.0	—	6.0
Short-term debt
Fixed rate CNR debt	0.1	4.9	3.0	—	—	—	—	—	3.0	—	3.0	—	3.0
Other US$ debt	1.0	5.8	1.0	—	—	—	—	—	1.0	—	1.2	—	1.2
Payables and other items	—	—	5.5	21.8	6.4	6.4	6.4	5.7	52.2	—	52.2	—	52.2
Cash at bank and on deposit	—	4.1	588.2	—	—	—	—	—	588.2	588.2	—	588.2	—
Total (c)										588.2	931.0	588.2	994.1

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against US$ LIBOR	2.0	3.4	—	125.0	125.0	—	—	—	250.0	0.9	1.2	—	3.4
Total (c)										0.9	1.2	—	3.4

AS AT MARCH 31, 2005
A$ MILLION
Long-term debt
Fixed rate US$ debt	7.0	6.2	325.1	0.9	0.8	0.3	0.3	454.3	781.7	—	791.9	—	865.7
Floating rate US$ debt (b)	3.6	2.4	—	—	—	127.3	194.5	—	321.8	—	323.0	—	331.1
Other A$ debt	4.5	0.8	3.0	1.8	1.2	0.7	0.6	1.5	8.8	—	11.2	—	11.2
Fixed rate CNR debt	2.2	5.2	—	—	7.9	—	—	—	7.9	—	7.8	—	7.8
Short-term debt
Fixed rate CNR debt	0.1	4.9	3.9	—	—	—	—	—	3.9	—	3.9	—	3.9
Other US$ debt	1.0	5.8	1.3	—	—	—	—	—	1.3	—	1.5	—	1.5
Payables and other items	—	—	7.1	28.3	8.2	8.3	8.4	7.3	67.6	—	67.6	—	67.6
Cash at bank and on deposit	—	4.1	762.6	—	—	—	—	—	762.6	762.6	—	762.6	—
Total (c)										762.6	1,206.9	762.6	1,288.8

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against US$ LIBOR	2.0	3.4	—	162.1	162.1	—	—	—	324.2	1.2	1.6	—	4.4
Total (c)										1.2	1.6	—	4.4

28           FINANCIAL INSTRUMENTS (CONTINUED)

(a)          Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b)         This debt can be refinanced using existing standby facilities.

(c)          The carrying amount of financial instruments shown above as liabilities are included in the Consolidated Statement of Financial Position as follows:

	US$ MILLION	A$ MILLION
	2005	2005
Current interest-bearing liabilities	257.1	333.3
Non-current interest-bearing liabilities	610.9	792.1
Non-current payables	46.7	60.5
Interest and other current payables	17.5	22.6
Total carrying amount of financial instrument liabilities	932.2	1,208.5

28           FINANCIAL INSTRUMENTS (CONTINUED)

INTEREST RATE RISK	WEIGHTED AVERAGE
EXPOSURE	TERM		PRINCIPAL/MATURITIES
AS AT MARCH 31, 2005	IN	RATE	1 YEAR	1 TO 2	2 TO 3	3 TO 4	4 TO 5	OVER 5		CARRYING AMOUNT (c)		NET FAIR VALUE
US$ MILLION	YEARS	%PA (a)	OR LESS	YEARS	YEARS	YEARS	YEARS	YEARS	TOTAL	ASSET	LIABILITY	ASSET	LIABILITY
Long-term debt
Fixed rate US$ debt	8.0	6.3	—	251.7	0.6	0.6	0.3	350.7	603.9	—	611.7	—	696.8
Floating rate US$ debt (b)	3.0	1.4	—	—	—	299.9	—	—	299.9	—	300.5	—	301.4
Other A$ debt	7.0	0.5		2.0	2.0	1.6	1.3	1.7	8.6	—	8.6	—	8.6
Other US$ debt	—	—	—	—	—	—	—	—	—	—	—	—	—
Short-term debt
Fixed rate CNR debt	0.2	4.9	11.5	—	—	—	—	—	11.5	—	11.5	—	11.5
Other US$ debt	1.0	6.5	4.1	—	—	—	—	—	4.1	—	4.1	—	4.1
Other A$ debt	1.0	—	1.8	—	—	—	—	—	1.8	—	1.8	—	1.8
Payables and other items	—	—	2.6	19.4	—	—	—	—	22.0	—	22.0	—	22.0
Cash at bank and on deposit	—	3.9	328.5	—	—	—	—	—	328.5	328.5	—	328.5	—
Total (c)										328.5	960.2	328.5	1,046.2

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against US$ LIBOR	3.0	3.6	—	—	125.0	125.0	—	—	250.0	0.4	1.2	—	9.0
US dollar interest rate swaptions
US$ interest rate swaptions sold	2.2	3.2	—	—	25.0	—	—	—	25.0	0.2	—	—	0.7
Total (c)										0.6	1.2	—	9.7

AS AT MARCH 31, 2004
A$ MILLION
Long-term debt
Fixed rate US$ debt	8.0	6.3	—	333.3	0.8	0.8	0.4	464.4	799.7	—	810.0	—	922.7
Floating rate US$ debt (b)	3.0	1.4	—	—	—	397.1	—	—	397.1	—	397.9	—	399.1
Other A$ debt	7.0	0.5	—	2.6	2.7	2.1	1.7	2.3	11.4	—	11.4	—	11.4
Short-term debt
Fixed rate CNR debt	0.2	4.9	15.2	—	—	—	—	—	15.2	—	15.2	—	15.2
Other US$ debt	1.0	6.5	5.4	—	—	—	—	—	5.4	—	5.4	—	5.4
Other A$ debt	1.0	—	2.4	—	—	—	—	—	2.4	—	2.4	—	2.4
Payables and other items	—	—	3.4	25.7	—	—	—	—	29.1	—	29.1	—	29.1
Cash at bank and on deposit	—	3.9	435.1	—	—	—	—	—	435.1	435.1	—	435.1	—
Total (c)										435.1	1,271.4	435.1	1,385.3

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against US$ LIBOR	3.0	3.6	—	—	165.5	165.5	—	—	331.0	0.5	1.6	—	11.9
US dollar interest rate swaptions
US$ interest rate swaptions sold	2.2	3.2	—	—	33.1	—	—	—	33.1	0.2	—	—	0.9
Total (c)										0.7	1.6	—	12.8

(a)          Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b)         This debt can be refinanced using existing standby facilities.

(c)          The carrying amount of financial instruments shown above as liabilities are included in the Consolidated Statement of Financial Position as follows:

	US$ MILLION	A$ MILLION
	2004	2004

Current interest-bearing liabilities	17.4	23.0
Non-current interest-bearing liabilities	912.4	1,208.2
Non-current payables	19.4	25.7
Interest and other current payables	12.2	16.1

Total carrying amount of financial instrument liabilities	961.4	1,273.0

29  CONTRACTED CAPITAL EXPENDITURE

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

Contracted capital expenditure
Estimated capital expenditure contracted for at balance date but not provided for:
Payable within one year - controlled entities	53.9	20.4	69.9	27.0
Payable within one year - associate entities	1.9	3.6	2.4	4.8
Total contracted capital expenditure	55.8	24.0	72.3	31.8

30  CONTRACTED OPERATING LEASE AND HIRE EXPENDITURE

Contracted operating lease and hire expenditure commitments not otherwise provided for in the financial statements:
land and buildings	68.6	54.3	89.0	72.0
quarry and other raw material reserves	81.2	61.0	105.2	80.7
plant and equipment	36.7	22.8	47.6	30.1
	186.5	138.1	241.8	182.8

Contracted operating lease and hire expenditure comprises:
Operating leases
Non-cancellable payable
within 1 year	32.7	27.0	42.4	35.8
between 1 and 2 years	24.4	18.3	31.6	24.2
between 2 and 5 years	49.3	31.4	63.9	41.5
after 5 years	50.9	35.7	66.0	47.3
	157.3	112.4	203.9	148.8
Other payable
within 1 year	2.6	2.6	3.4	3.4
between 1 and 2 years	2.2	1.8	2.9	2.4
between 2 and 5 years	4.7	3.6	6.1	4.8
after 5 years	6.0	8.6	7.7	11.4
	15.5	16.6	20.1	22.0
Consolidated entity’s share of associate entities’ operating lease and hire expenditure commitments:
within 1 year	3.6	1.2	4.7	1.6
between 1 and 2 years	1.2	0.6	1.5	0.8
between 2 and 5 years	4.7	3.1	6.1	4.0
after 5 years	4.2	4.2	5.5	5.6
	13.7	9.1	17.8	12.0
Total operating lease and hire expenditure	186.5	138.1	241.8	182.8

Finance leases payable
within 1 year	0.2	0.4	0.2	0.5
between 1 and 2 years	0.2	0.3	0.3	0.5
between 2 and 5 years	0.1	0.2	0.1	0.2
Total minimum finance lease payments	0.5	0.9	0.6	1.2

Less amounts provided for in the financial statements current lease liabilities	0.2	0.4	0.2	0.5
non-current lease liabilities	0.3	0.5	0.4	0.7
Finance lease expenditure not
otherwise provided for in the financial statements	—	—	—	—
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	186.5	138.1	241.8	182.8

The total of minimum rentals to be received in the future under non-cancellable subleases as at March 31, 2005 is not material.

Contingent rentals for 2005 and 2004 financial years were not material.

The leases on most of the Rinker group’s rental premises contain renewal options. The Rinker group’s decision to exercise renewal options is primarily dependent upon the level of business conducted at the location and the profitability thereof.

Leased plant and equipment consists primarily of mobile equipment, computer related items, and to a lesser extent fixed production equipment.

31           NON-CASH FINANCING AND INVESTING ACTIVITIES

There were no material non-cash transactions during the years shown other than those disclosed elsewhere in the financial statements.

32           RELATED PARTY INFORMATION

TRANSACTIONS WITHIN CSR LIMITED

To facilitate the demerger internal restructure and demerger transactions occurred during the year ended March 31, 2003. These arrangements were not necessarily on commercial terms and conditions. Amounts receivable from and payable to CSR at each year end are detailed in the statement of financial position, Notes 11 and 20.

TRANSACTIONS WITHIN WHOLLY-OWNED GROUP

During the year Rinker Group Limited received dividends from its wholly-owned controlled entities, advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities. All transactions during the year ended March 31, 2005 with related parties are on commercial terms and conditions. Other than as described above or in Note 34, no material amounts were receivable from, or payable to, related parties as at March 31, 2005 and 2004, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

DIRECTORS AND DIRECTOR-RELATED ENTITIES

The directors who held office during the year and their holdings of Rinker Group Limited securities, are detailed in the table below.  Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company’s constitution in respect of entitlements to retirement and termination payments.  These entitlements are frozen as at March 31, 2004.

TRANSACTIONS WITH DIRECTORS AND DIRECTOR-RELATED ENTITIES

Transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favorable than those available to other customers, employees, or shareholders include:

the acquisition of shares in Rinker Group Limited under the employee share plans,

dividends from ordinary shares in Rinker Group Limited,

the sale of goods and services,

contracts of employment and reimbursement of expenses, and

contracts of employment with relatives of directors on either a full-time or work experience basis.

SHAREHOLDINGS OF DIRECTORS AND DIRECTOR-RELATED ENTITIES

The holdings of directors at March 31, 2005 is given below.

	NATURE OF		BALANCE	GRANTED SUBJECT TO	NET CHANGES	BALANCE
	HOLDING (1)	NOTE	March 31, 2004	PERFORMANCE HURDLE	OTHER (2)	March 31, 2005
Rinker Group Limited directors shareholdiings
John Arthur	Ordinary		17,663	—	—	17,663
	CASP / PSP	(3)	—	—	—	—
	ESAP	(4)	6,396	—	8,346	14,742
	SERP	(5)	—	—	—	—
	TOTAL		24,059	—	8,346	32,405
David Clarke	Ordinary		260,414	—	1,085	261,499
	CASP / PSP	(3)	—	500,000	—	500,000
	ESAP	(4)	—	—	—	—
	SERP	(5)	245,026	—	3,994	249,020
	TOTAL		505,440	500,000	5,079	1,010,519
Marshall Criser	Ordinary		34,000	—	—	34,000
	CASP / PSP	(3)	—	—	—	—
	ESAP	(4)	—	—	—	—
	SERP	(5)	—	—	—	—
	TOTAL		34,000	—	—	34,000
John Ingram	Ordinary		15,000	—	—	15,000
	CASP / PSP	(3)	—	—	—	—
	ESAP	(4)	—	—	1,635	1,635
	SERP	(5)	—	—	—	—
	TOTAL		15,000	—	1,635	16,635
John Morschel	Ordinary		39,640	—	—	39,640
	CASP / PSP	(3)	—	—	—	—
	ESAP	(4)	9,594	—	8,228	17,822
	SERP	(5)	—	—	—	—
	TOTAL		49,234	—	8,228	57,462
Walter Revell	Ordinary		20,000	—	—	20,000
	CASP / PSP	(3)	—	—	—	—
	ESAP	(4)	—	—	—	—
	SERP	(5)	—	—	—	—
	TOTAL		20,000	—	—	20,000

32           RELATED PARTY INFORMATION (CONTINUED)

Shareholdings of executives and executive-related entities

The holdings of executives at March 31, 2005 is given below.

	NATURE OF		BALANCE	GRANTED SUBJECT TO	NET CHANGES	BALANCE
	HOLDING (1)	NOTE	March 31, 2004	PERFORMANCE HURDLE	OTHER (2)	March 31, 2005

Peter Abraham	Ordinary		230,773	—	(99,800)	130,973
	CASP / PSP	(3)	27,796	35,000	—	62,796
	ESAP	(4)	4,385	—	4,389	8,774
	SERP	(5)	—	—	—	—
	TOTAL		262,954	35,000	(95,411)	202,543
David Berger	Ordinary		35,860	—	302	36,162
	CASP / PSP	(3)	—	120,000	—	120,000
	ESAP	(4)	—	—	—	—
	SERP	(5)	50,840	—	67,411	118,251
	TOTAL		86,700	120,000	67,713	274,413
Tom Burmeister	Ordinary		20,000	—	—	20,000
	CASP / PSP	(3)	—	120,000	—	120,000
	ESAP	(4)	—	—	—	—
	SERP	(5)	32,518	—	19,484	52,002
	TOTAL		52,518	120,000	19,484	192,002
Sharon DeHayes	Ordinary		21,319	—	176	21,495
	CASP / PSP	(3)	—	120,000	—	120,000
	ESAP	(4)	—	—	—	—
	SERP	(5)	21,690	—	353	22,043
	TOTAL		43,009	120,000	529	163,538
Ira Fialkow	Ordinary		21,540	—	2,830	24,370
	CASP / PSP	(3)	—	100,000	—	100,000
	ESAP	(4)	—	—	—	—
	SERP	(5)	42,650	—	35,210	77,860
	TOTAL		64,190	100,000	38,040	202,230
Duncan Gage	Ordinary		—	—	—	—
	CASP / PSP	(3)	—	100,000	—	100,000
	ESAP	(4)	—	—	—	—
	SERP	(5)	—	—	40,121	40,121
	TOTAL		—	100,000	40,121	140,121
Debra Stirling	Ordinary		213,577	—	500	214,077
	CASP / PSP	(3)	18,531	25,000	—	43,531
	ESAP	(4)	36,098	—	20,945	57,043
	SERP	(5)	—	—	—	—
	TOTAL		268,206	25,000	21,445	314,651
Karl Watson Jr.	Ordinary		13,100	—	—	13,100
	CASP / PSP	(3)	53,369	120,000	—	173,369
	ESAP	(4)	97,410	—	46,358	143,768
	SERP	(5)	—	—	—	—
	TOTAL		163,879	120,000	46,358	330,237
Karl Watson Sr.	Ordinary		10,500	—	—	10,500
	CASP / PSP	(3)	—	120,000	—	120,000
	ESAP	(4)	—	—	—	—
	SERP	(5)	42,650	—	689	43,339
	TOTAL		53,150	120,000	689	173,839

32           RELATED PARTY INFORMATION (CONTINUED)

(1)	Including ADRs (if applicable).
(2)	Includes changes resulting from purchases and sales during the year. This column will also show, when applicable, the vesting or forfeiture of shares held under CASP and PSP.
(3)	CASP and PSP shares are at risk and will be eligible to vest if performance criteria are met.
(4)	Includes shares purchased by the executive under the ESAP scheme.
(5)

During year ended March 31, 2004, the chief executive and some senior executives had an additional exposure to movements in Rinker’s share price by virtue of their election to invest in ‘notional Rinker shares’ under the Rinker group’s SERP. These are listed in the March 31, 2004 Balance column. The SERP is a non- qualified defined contribution plan in the United States to which eligible employees and employers make contributions. During year ended March 31, 2005, a Rinker subsidiary (through a trustee) acquired Rinker ordinary shares or Rinker ADRs reflecting the Rinker group’s liabilities under the SERP, and gave participants the ability to decide how the shares and ADRs will be voted. The amounts shown under Net Changes Other represents the increase during year ended March 31, 2005 in the executive’s future entitlement to Rinker ordinary shares or Rinker ADRs under the SERP.

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

Insurance

Rinker Group Limited is responsible for its own insurance arrangements, including directors’ and officers’ insurance following the demerger. However, the directors and officers of Rinker Group Limited and CSR Limited at March 28, 2003 will continue to have the benefit of the directors’ and officers’ run-off insurance held by CSR Limited in respect of matters which occurred before the demerger took effect.

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

Transition and shared services arrangements

Following the demerger, Rinker Group Limited and CSR Limited entered into an agreement pursuant to which the CSR group supplied, or procured the supply of, a variety of services to the Rinker group during a transitional period. The transitional period for all services was completed within the year ended March 31, 2005.  Certain limited services, primarily access to human resources and payroll IT systems are obtained from CSR under an ongoing supply agreement.

32           RELATED PARTY INFORMATION (CONTINUED)

Bond guarantee

At March 31, 2005, CSR Limited had outstanding pre-demerger guarantees on 2005 bonds amounting to US$250.0 million (A$331.0 million) taken over by Rinker Group Limited as part of the demerger transaction. Rinker Group Limited has provided CSR Limited bank letters of credit to provide indemnity against any liability arising to CSR Limited in respect of these bonds.

Workers’ compensation arrangements

CSR Limited and Rinker Group Limited have entered into deeds of indemnity and management agreements relating to workers’ compensation claims relating to incidents prior to the demerger. The deeds of indemnity provides for indemnities in respect of common law and statutory workers’ compensation liabilities after the demerger.

Superannuation arrangements

Details are provided in note 33.

33           SUPERANNUATION COMMITMENTS AND OTHER EMPLOYEE BENEFITS

Rinker Group Limited and its controlled entities participate in a number of superannuation funds in Australia, the United States (US) and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependents on death.  Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

ASSET BACKING

The assets of the US based superannuation funds were not sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee to the extent shown below.

The total deficit of the US plans based on their most recent audited actuarial reviews totalled US$7.0 million (A$8.8 million) (Rinker Materials Corporation Defined Benefit Pension Plan: deficit US$1.3 million (A$1.6 million),  Rinker Materials Corporation Retirement Income Plan: deficit US$4.8 million (A$6.1 million), United Metro/San Xavier Collectively Bargained Pension Plan: deficit US$0.9 million (A$1.1 million)) as detailed in the table below.

The total deficit of the US plans based on updated but unaudited reviews at January 1, 2005 totalled US$19.2 million (A$24.8 million) (Rinker Materials Defined Benefit Corporation Pension Plan: deficit US$5.3 million (A$6.9 million), Rinker Materials Corporation Retirement Income Plan: deficit US$8.9 million (A$11.5 million),  United Metro Xavier Collectively Bargained Pension Plan: deficit US$5.0 million (A$6.4 million)).

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

33           SUPERANNUATION COMMITMENTS AND OTHER EMPLOYEE BENEFITS (CONTINUED)

DEFINED BENEFIT FUNDS SPONSORED BY RINKER GROUP ENTITIES

					EMPLOYER
					CONTRIBUTIONS FOR
	ACCRUED	MARKET VALUE	SURPLUS	VESTED	THE YEAR
US$ MILLION	BENEFITS	OF ASSETS	(DEFICIT)	BENEFITS	PAID	PAYABLE
Harwood Superannuation Fund - Defined Benefit Division (a)
Pre-demerger	7.7	10.8	3.1	7.6	1.1	—
Post-demerger	1.6	2.2	0.6	1.3	0.6	—
Rinker Materials Corporation Defined Benefit Pension Plan (b)	12.1	10.8	(1.3)	11.5	1.3	0.3
Rinker Materials Corporation Retirement Income Plan (b)	19.9	15.1	(4.8)	19.5	3.7	0.7
United Metro/San Xavier Collectively Bargained Pension Plan (c)	12.0	11.1	(0.9)	11.1	2.2	0.4

					EMPLOYER
					CONTRIBUTIONS FOR
	ACCRUED	MARKET VALUE	SURPLUS	VESTED	THE YEAR
A$ MILLION	BENEFITS	OF ASSETS	(DEFICIT)	BENEFITS	PAID	PAYABLE
Harwood Superannuation Fund - Defined Benefit Division (a)
Pre-demerger	10.0	14.0	4.0	9.9	1.4	—
Post-demerger Rinker group plan	2.1	2.9	0.8	1.7	0.8	—
Rinker Materials Corporation Defined Benefit Pension Plan (b)	15.6	14.0	(1.6)	15.0	1.7	0.4
Rinker Materials Corporation Retirement Income Plan (b)	25.7	19.6	(6.1)	25.2	4.8	0.9
United Metro/San Xavier Collectively Bargained Pension Plan (c)	15.5	14.4	(1.1)	14.4	2.9	0.5

(a)                                  The amounts represent the actuarial liabilities, determined to be past service liabilities, calculated at March 31, 2005 based on the assumptions used for the last actuarial review which was performed on June 30, 2003 by R Paton FIA FIAA.  The Fund was separated into two separate plans from the date of demerger, a Rinker group plan and a CSR Limited plan.  Each of these plans comprises a pre and post demerger component.  Shown above is information on the pre and post-demerger components of the Rinker group plan.

As at March 31, 2005, the assets attributable to the Rinker group and CSR Limited combined pre-demerger plan were 118% of the corresponding actuarial liabilities.  There is an enforceable obligation for Rinker Group Limited and CSR Limited to contribute such amounts as to ensure that the assets are not less than 120% of the amount required to meet the accrued defined benefit liabilities as at the demerger date.  CSR Limited has made available to the fund a bank guarantee to satisfy this obligation.  The actuary revalues the accrued benefit liabilities at least annually.  Rinker Group Limited is required to cover, in effect, 50% of such obligations. CSR Limited is required to cover, in effect, the remaining 50%.

As at March 31, 2005, the assets attributable to the post demerger Rinker group plan were 140% of the corresponding actuarial liabilities.  There is an enforceable obligation for Rinker Group Limited to contribute such amounts as to ensure that the assets are not less than 120% of the amount required to meet the actuarial liabilities.  The actuary revalues the accrued benefit liabilities at least annually.

(b)           Last actuarial review performed by Michael Von Behren EA MAAA on January 1, 2004.

(c)           Last actuarial review performed by Michael Von Behren EA MAAA on October 1, 2003.

In addition, Rinker Materials contributes to a number of multi-employer defined benefit plans, under the terms of enterprise bargaining/union agreements.  Contributions to these plans are expensed in the period incurred, and amounted to US$11.0 million or A$14.9 million during 2005 (2004:US$9.9 million, A$14.2 million).

34           EQUITY ACCOUNTING INFORMATION

		OWNERSHIP INTEREST		CARRYING AMOUNT
		%	%	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
		2005	2004	2005	2004	2005	2004

Name of entity	Principal activity
Cement Australia Holdings Pty Limited (a) (b)	cement manufacture	25	25	121.3	106.0	157.3	140.3
Metromix Pty Limited	pre-mixed concrete	50	50	8.7	8.9	11.3	11.8
Granite Canyon Joint Venture (b)	aggregates	49	49	4.5	4.3	5.8	5.7
Other immaterial associates				0.1	0.2	0.2	0.3
Associates				134.6	119.4	174.6	158.1

Cement Australia Partnership (a) (b)	cement distribution	25	25	6.5	7.5	8.4	9.9
Emoleum Partnership (b)	road resurfacing	50	50	18.5	13.6	24.0	17.9
Other immaterial partnerships				2.9	2.9	3.7	4.0
Partnerships				27.9	24.0	36.1	31.8
Total associate entities				162.5	143.4	210.7	189.9

(a)                                  On June 1, 2003, Rinker group’s 50% interest in its associated company, Australian Cement Holdings Pty Limited, was reduced to 25% after this business was merged with Queensland Cement Limited.  The entity was then renamed Cement Australia Holdings Pty Limited.  Prior to the merger Australian Cement Holdings Pty Limited repurchased preference shares held by Rinker group in exchange for a US$55.3 million (A$81.8 million) loan.  During the year ended March 31, 2005, Cement Australia Holdings restructured its borrowing arrangements resulting in a repayment to Rinker group of US$14.8 million (A$19.2 million), reducing the outstanding loan balance to US$34.7 million (A$45.0 million).

(b)                                 The year end is December 31.

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
	2005	2004	2005	2004
Equity accounted amount of investments at the beginning of the financial year	143.4	156.5	189.9	260.5
Share of associate entities’ profit from ordinary activities before income tax	26.3	15.7	35.7	23.0
Share of income tax	5.1	(0.7)	7.0	(1.0)
Dividends and distributions received	(15.4)	(13.1)	(20.7)	(17.4)
Capital repaid	—	(55.3)	—	(81.8)
Capital invested	—	5.7	—	8.2
Foreign currency translation and other	3.1	34.6	(1.2)	(1.6)
Equity accounted amount of investments at the end of the financial year	162.5	143.4	210.7	189.9

One of Rinker’s associate companies and that associate company’s wholly-owned Australian resident entities have elected to consolidate and be treated as a single entity from June 1, 2003 under the legislation referred to in Note 9.  The implementation of the tax consolidation system has been formally notified to the Australian Taxation Office.  The financial impact of this election is included in Rinker’s aggregate share of profits of associate companies above.

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
YEAR ENDED MARCH 31	2005	2004	2005	2004

Share of reserves attributable to associates
retained profits	4.0	10.6	5.1	14.1

Summarised financial position of associate entities
Assets
cash	8.3	14.6	10.7	19.4
other current assets	326.7	308.6	423.6	408.6
property, plant and equipment	488.1	471.4	632.8	624.2
other non-current assets	234.0	209.8	303.4	277.8
Liabilities
current accounts payable	(166.2)	(163.6)	(215.5)	(216.6)
current borrowings and other liabilities	(33.8)	(359.3)	(43.8)	(475.7)
non-current liabilities	(408.3)	(69.8)	(529.3)	(92.4)
Net assets	448.8	411.7	581.9	545.3

Balances and transactions with associate entities
Current loans and receivables	13.0	11.3	16.8	15.0
Non current loans and receivables	74.6	84.6	96.7	112.1
New loans and receivables	20.3	69.6	27.7	102.3
Loans and receivables repaid	40.4	19.4	57.7	28.5
Current payables	35.0	28.5	45.4	37.9
Purchases of goods and services	200.3	140.9	271.2	200.3
Sale of goods and services	45.1	33.9	61.1	48.0
Dividends and distributions received and receivable	15.4	13.1	20.7	17.4

35           ACQUISITIONS AND DISPOSALS OF CONTROLLED ENTITIES AND BUSINESSES

	DATE	PRINCIPAL	INTEREST	CONSIDERATION		NET TANGIBLE ASSETS
YEAR ENDED MARCH 31, 2005	ACQUIRED	ACTIVITY	%	US$ MILLION	A$ MILLION	US$ MILLION	A$ MILLION
Controlled entities acquired excluding intragroup transfers (a)
Loven, Inc.	April 14, 2004	pre-mix concrete	100%	9.9	13.6	7.6	10.5
Business acquired during the year				29.9	40.6	18.6	25.1
				39.8	54.2	26.2	35.6

				GAIN (LOSS) ON DISPOSAL		NET TANGIBLE ASSETS
				US$ MILLION	A$ MILLION	US$ MILLION	A$ MILLION
Controlled entities disposed excluding demerged entities (a)
Rinker Materials Polypipe, Inc. and Pipeliners, Inc.	February 25, 2005	plastic pipe and liner	100%	8.3	10.6	43.4	55.2
Business disposed during the year				(18.7)	(24.2)	45.0	58.6
				(10.4)	(13.6)	88.4	113.8

	CONSOLIDATED ACQUISITIONS US$ MILLION			CONSOLIDATED DISPOSALS US$ MILLION
	2005	2004	2003 (b)	2005	2004	2003 (b)
Value of net assets of controlled entities and businesses acquired (disposed)
Cash	0.8	—	18.7	—	—	—
Receivables	4.4	4.9	67.1	11.8	—	2.2
Inventories	1.0	1.9	14.7	23.3	0.5	5.5
Other current assets	0.4	0.2	3.0	0.4	—	—
Investments	—	0.1	5.0	—	—	—
Property, plant and equipment	20.7	24.2	165.1	60.5	3.1	11.5
Intangibles	0.1	—	0.3	2.0	—	0.6
Other non-current assets	—	0.3	9.6	—	—	0.2
Payables	(1.2)	(8.0)	(54.5)	(9.6)	—	(1.2)
Interest-bearing liabilities	—	(0.3)	(2.7)	—	—	—
Provisions	—	(1.3)	(58.9)	—	—	—
Outside equity interests	—	5.6	(1.3)	—	—	—
	26.2	27.6	166.1	88.4	3.6	18.8
Goodwill acquired	13.6	13.5	381.3	27.7	0.9	0.9
(Loss) Profit on disposal	—	—	—	(10.4)	(0.2)	0.4
Total consideration	39.8	41.1	547.4	105.7	4.3	20.1
Cash balances (acquired)	(0.8)	—	(18.7)	—	—	—
Deferred consideration and other	(5.8)	(5.1)	3.2	(0.9)	—	5.9
Total flow of cash	33.2	36.0	531.9	104.8	4.3	26.0

	A$ MILLION			A$ MILLION
	2005	2004	2003 (b)	2005	2004	2003 (b)
Value of net assets of controlled entities and businesses acquired (disposed)
Cash	1.0	—	34.4	—	—	—
Receivables	6.1	7.5	123.2	15.0	—	4.0
Inventories	1.3	2.8	27.1	29.8	0.7	9.6
Other current assets	0.6	0.2	5.4	0.5	—	—
Investments	—	0.1	9.2	—	—	—
Property, plant and equipment	28.1	33.3	303.4	78.1	4.1	20.2
Intangibles	0.2	—	0.5	2.7	—	1.1
Other non-current assets	—	0.4	17.7	—	0.1	0.4
Payables	(1.7)	(11.8)	(100.2)	(12.3)	—	(2.2)
Interest-bearing liabilities	—	(0.4)	(5.1)	—	—	—
Provisions	—	(1.9)	(108.2)	—	—	—
Outside equity interests	—	7.9	(2.4)	—	—	—
	35.6	38.1	305.0	113.8	4.9	33.1
Goodwill acquired	18.6	18.3	695.8	35.4	1.2	1.5
(Loss) Profit on disposal	—	—	—	(13.6)	(0.3)	1.1
Total consideration	54.2	56.4	1,000.8	135.6	5.8	35.7
Cash balances (acquired)	(1.0)	—	(34.4)	—	—	—
Deferred consideration and other	(8.1)	(7.2)	5.4	(1.3)	—	9.8
Total flow of cash	45.1	49.2	971.8	134.3	5.8	45.5

(a)                                  Operating results of the entities acquired (disposed of) are included in the statement of financial performance from the date acquired (up to the date disposed).

(b)                                 In addition to the acquisitions and disposals shown above, during the year ended March 31, 2003, certain non-cash intragroup transfers occurred to facilitate the demerger.

36           PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY

		% RINKER GROUP				% RINKER GROUP
	COUNTRY OF	OWNERSHIP			COUNTRY OF	OWNERSHIP
	INCORPORATION	2005	2004		INCORPORATION	2005	2004
PARENT ENTITY
Rinker Group Limited

COMBINED ENTITIES
ALC Las Vegas Mining Claims, LLC	USA	100	100	Readymix Emoleum Services Pty Ltd	Australia	100	100
American Limestone West, LLC	USA	100	100	Readymix Holdings Pty Ltd	Australia	100	100
ARC Management Company, Inc.	USA	100	100	Readymix Properties Pty Ltd	Australia	100	100
ARC Materials Corporation	USA	100	100	Readymix Roads Group Pty Ltd	Australia	100	100
Ballestrin Concrete Construction Pty Limited	Australia	100	100	Rinker Group Share Plan Pty Ltd	Australia	100	100
Bettaform Constructions Pty Ltd	Australia	100	100	Rinker Jamaica Ltd (a)	Jamaica	100	—
Broadway & Frame Premix Concrete Pty Ltd	Australia	100	100	Rinker Materials (Qingdao) Co Ltd	China	100	100
Excel Concrete (NSW) Pty Ltd	Australia	100	100	Rinker Materials (Tianjin) Co Ltd	China	100	100
Excel Concrete Pty Ltd	Australia	100	100	Rinker Management Company, Inc.	USA	100	100
FCS Las Vegas Mining Claims, LLC	USA	100	100	Rinker Materials Caribbean LLC	USA	100	100
Florida Crushed Stone Company	USA	100	100	Rinker Materials Corporation	USA	100	100
Fort Calhoun Stone Company	USA	100	100	Rinker Materials Leasing L.L.C.	USA	100	100
Guernsey Stone Company	USA	100	100	Rinker Materials Nevada, Inc.	USA	100	100
HCC Las Vegas Mining Claims, LLC	USA	100	100	Rinker Materials of Florida, Inc.	USA	100	100
Hydro Conduit Corporation	USA	100	100	Rinker Materials Polypipe, Inc. (b)	USA	—	100
Hydro Conduit Management Company, Inc.	USA	100	100	Rinker Materials South Central, Inc.	USA	100	100
Hydro Conduit of Texas, LP	USA	100	100	Rinker Materials Steel Framing, Inc.	USA	100	100
Hydro Investments, Inc.	USA	100	100	Rinker Materials West, LLC	USA	100	100
KMC Las Vegas Mining Claims, LLC	USA	100	100	Rinker Materials Western, Inc.	USA	100	100
Loven, Inc. (c)	USA	100	—	Rinker Modular Systems, LLC	USA	100	100
LV Western Mining Claims, LLC	USA	100	100	Rinker St. Lucia Ltd.	St Lucia	100	100
Marana Golf, Inc.	USA	100	100	RMF Las Vegas Mining Claims, LLC	USA	100	100
Mili, L.L.C.	USA	100	100	SKCOR, LLC	USA	100	100
Minicon Pty Ltd	Australia	100	100	Solano Concrete Company, Inc.	USA	100	100
Northwest Materials Holding Company	USA	100	100	Steel Construction Systems	USA	55	55
Oxi Golf, LLC (d)	USA	50	50	Tanner Companies (Yuma), Inc.	USA	100	100
Oxi, L.L.C.	USA	100	100	Twin Mountain Rock Company	USA	100	100
Pacific Rock Products Trucking, L.L.C.	USA	100	100	Twin Mountain Rock Venture	USA	51	51
Pacific Rock Products, L.L.C.	USA	100	100	United Metro Materials Inc.	USA	100	100
Pipe Liners, Inc (b)	USA	—	100	Western Equipment Company	USA	100	100
Quality Ready Mix, Inc. (d)	USA	50	50	Wilson Concrete Company	USA	100	100
Readymix Cement Pty Ltd	Australia	100	100	WPB Las Vegas Mining Claims, LLC	USA	100	100

(a)                                  Controlled entity formed during the year

(b)                                 Controlled entity sold during the year

(c)                                  Controlled entity acquired during the year

(d)                                 50% owned entity controlled as Rinker group exerts management control over entity

37           CONTINGENT LIABILITIES

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31	2005	2004	2005	2004

Contingent liabilities, capable of estimation, arise in respect of the following categories
Performance bonds provided to third parties	72.8	94.4	94.4	125.0
Bank guarantees given by Rinker group (a)	74.9	69.5	97.1	92.0
Total contingent liabilities	147.7	163.9	191.5	217.0

(a)                                  Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year.  The total bank guarantee facility available is US$111.3 million (A$144.3 million).  No specific Rinker group assets are pledged as security for the bank guarantees.  The guarantees would be called if Rinker group failed to meet contractual obligations relating to commercial contracts, quarry rehabilitation and insurance policy deductibles. No liabilities have been recognised in respect of these guarantees as the fair value of the guarantees is immaterial.  No payments have been made by the banks under these guarantees in years ended March 31, 2005 or 2004.

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

38           SUBSEQUENT EVENTS

On April 15, 2005, Rinker announced that it was altering the conversion ratio of its American Depositary Receipts (ADR), listed on the New York Stock Exchange.  The change became effective on April 27, 2005 and means that each ADR represents five Rinker ordinary shares.  Prior to the change, each ADR represented 10 ordinary shares.  This change will have no effect on the financial statements of Rinker.

On April 22, 2005, a Rinker Materials Corporation subsidiary disposed of a property at Buffalo Road, Las Vegas, Nevada, for net proceeds of US$33.6 million. The effect of this transaction has not been recognised in the financial statements for the year ended March 31, 2005 because it occurred after March 31, 2005.  A gain on disposal of approximately US$30 million, or A$39 million, is expected to be recognised in the financial statements for the year ending March 31, 2006.

Between April 1, 2005 and May 12, 2005, a total of 4,270,446 shares were repurchased at a cost of US$37.3 million or A$47.9 million. This was completed under the 12 month, on-market share buyback program that commenced in May 2004.  The shares repurchased were cancelled immediately upon receipt.  The effect of these transactions has not been recognised in the financial statements because they occurred after March 31, 2005. On May 12, 2005, Rinker announced the commencement of a new 12 month, on-market share buyback program, of up to 10 per cent of Rinker’s ordinary share capital.

39                                  IMPACT OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (A-IFRS)

Rinker will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) and their related pronouncements with effect from the year ending March 31, 2006. A-IFRS require that, in reporting results from interim periods during the year ending March 31, 2006, Rinker restate prior year comparatives in the financial report such that the comparative balances presented comply with the requirements specified in A-IFRS. Adjustments required on transition will be made retrospectively, against opening retained profits. Various voluntary and mandatory exemptions are available to Rinker on first-time adoption which will not be available on an ongoing basis. The impact on Rinker of the changes in accounting policies on first-time adoption of A-IFRS will be affected by the elections made.

Rinker’s A-IFRS project has three phases, initial risk assessment, detailed analysis and implementation. The initial risk assessment was completed during the year ended March 31, 2004. Substantial work has been completed by the A-IFRS project team in determining the effect of changes in accounting policies on Rinker.  Implementation is underway to enable financial reporting under A-IFRS during the year ending March 31, 2006. Rinker’s A-IFRS project is appropriately resourced and reports regularly to the Board Audit Committee.

The following have been identified by the board as the areas of most significance to Rinker:

Goodwill

Lower reported expenses as goodwill amortisation ceases

As at March 31, 2005, Rinker group’s total assets include US$748.7 million or A$970.7 million of goodwill arising on acquisitions made by the group. This asset is currently being amortised over the period over which the benefits are expected to arise, to a maximum of 20 years and is subject to an annual recoverable amount test. The amortisation expense for the year ended March 31, 2005 was US$56.3 million or A$76.2  million. Under A-IFRS, goodwill is not permitted to be amortised, but instead will be subject to an impairment test at least annually, with any impairment provisions to be recognised as an expense in the period they arise.  No goodwill impairment provisions are expected to be recorded in respect of the year ended March 31, 2005.

Impairment of assets

Potential for write downs in future

Non-current assets are currently written down to recoverable amount when the assets’ carrying amount exceeds their recoverable amount. Historically, although not mandated, Rinker group has discounted estimated future cash flows in determining the recoverable amount of its non-current assets. A-IFRS has a more prescriptive impairment test than current Australian Accounting Standards, and requires discounted estimated future cash flows to be used where value in use is used to assess recoverable amount. Consequently, on adoption of A-IFRS, revised impairment tests have been applied. No impairment write downs have been identified on transition or during the year ended March 31, 2005.  It is not practicable to determine the impact of the change in accounting policy for future financial reports, as any impairment or reversal thereof will be affected by future conditions.

Employee Benefits – superannuation

Recognition of superannuation plan surpluses and deficits

Impact of changes in plan valuations on future reported results

Rinker group entities sponsor three defined benefit superannuation plans in the United States and one in Australia. Each plan is closed to new members. The Australian plans, comprising the Rinker group pre-demerger and Rinker group post-demerger divisions of the Harwood Superannuation plan, had a net surplus of assets compared to accrued benefits of US$0.2 million or A$0.3 million at March 31, 2005, measured in accordance with A-IFRS. Rinker is currently assessing the accounting treatment of Rinker’s joint obligations with CSR Limited for the pre-demerger plan. The three US plans had a total deficit of assets compared to accrued benefits of US$23.0 million or A$29.9 million at March 31, 2005, measured in accordance with A-IFRS.  The Rinker group does not currently recognise a liability for the deficit on these plans as it does not presently have a constructive or legal obligation to meet the deficit. Currently, the Rinker group accounts for the cost of contributions to superannuation plans in the period in which contributions become payable.

Under A-IFRS, the Rinker group will be required to recognise the net surplus or deficit of each plan as an asset or liability in the Statement of Financial Position. The adjustment to recognise the plan position on transition will be recognised against retained profits. Thereafter, ongoing changes in the net surplus or deficit of each plan will be recognised as a change in the asset or liability.  Annually, an expense will be recorded in the Statement of Financial Performance, based on actuarial estimate of the annual cost of funding members’ benefits.  Actuarial gains and losses arising from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense will be recorded directly against equity rather than as an income or expense in the Statement of Financial Performance.

The expense recorded in the Statement of Financial Performance under A-IFRS for the year ended March 31, 2005 is expected to be US$4.7 million (A$6.4 million) lower than that recorded under current Australian accounting standards.  An actuarial gain of US$3.7m (A$5.0 million) is expected to be recorded directly to equity reserves for the year ended March 31, 2005.  Rinker group cannot predict the ongoing impact of valuations on future reported results as plan valuations will depend on future assumptions.

39                                  IMPACT OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (A-IFRS) (CONTINUED)

Taxation

Increase in deferred tax assets estimated at approximately US$30 million (A$39 million)

Increase in deferred tax liabilities estimated at approximately US$80 million (A$104 million)

Increase in annual tax expense estimated at approximately US$5million (A$6 million)

The method of recognising deferred tax assets and liabilities under A-IFRS is different from current Australian Accounting Standards. For Rinker, the principal difference under A-IFRS will be the recognition of additional deferred tax liabilities for (1) increases in the value of land recognised on acquisitions, (2) non tax deductible depreciation and quarry amortisation charges and (3) tax deductible goodwill in the United States. Currently the method of recognising deferred tax liabilities under Australian Accounting Standards does not permit provision for these items.

For the year ended March 31, 2005, the current estimates of the impact of the changes are to increase tax expense by approximately US$5 million (A$6 million) and increase deferred tax liabilities by approximately US$80 million (A$104 million) and deferred tax assets by approximately US$30 million (A$39 million).  The additional deferred tax assets and liabilities arising on transition to A-IFRS will be recognised as a reduction in retained profits. No change in tax payments will arise as a result of A-IFRS.  The impact on future reported financial position or performance cannot be determined as it depends on the nature of any future acquisitions arising.

Derivatives - interest rate swaps

Recognise fair value of interest rate swap assets, US$3.4 million (A$4.4 million),  Gains and losses to be recorded

The Rinker group uses interest rate derivatives to convert floating interest rate cash flows to fixed interest rate cash flows. Under current Australian Accounting Standards, no assets or liabilities are recognised by the Rinker group in respect of interest rate swaps held.

Under A-IFRS, the Rinker group will be required to recognise the fair value of interest rate swaps as assets and liabilities in the Statement of Financial Position. The fair value of interest rate swaps at April 1, 2005 was US$3.4 million (A$4.4 million).  Changes in fair value will be recognised each period either in equity (to the extent the interest rate swap is deemed “effective” under A-IFRS) or the Statement of Financial Performance (to the extent the interest rate swap is not deemed “effective” under A-IFRS). The Rinker group currently expects that the portion of changes in fair value deemed “ineffective” under A-IFRS will be small.

Restoration and environmental rehabilitation provisions

Increase provisions on transition, US$17 million (A$22 million)

Unamortised costs to be included in quarry assets US$13 million (A$17 million)

The Rinker group currently provides for restoration and environmental rehabilitation costs by recognising a provision over the period in which quarry reserves are extracted. Under A-IFRS, full provisions for relevant restoration and environmental rehabilitation costs will be required to be recognised on transition. The related expense will be deferred and recognised over the economic life of the relevant quarry with the amount of unamortised restoration and rehabilitation expenses relating to future quarry life being included in the carrying value of quarry assets. On transition, the required increase in restoration and environmental rehabilitation provisions will be recognised against the carrying value of quarry assets or retained earnings as appropriate. At April 1, 2004 the net effect is that additional provisions of US$17 million (A$22 million) and additional quarry reserve assets of US$13 million (A$17 million) are expected to be recognised.  No significant change in expense is expected to arise.

Functional and presentation currency

US$ reporting intended

Rinker currently presents results in both Australian dollars and US dollars, having obtained relief from the Australian Securities and Investments Commission (ASIC) to the extent necessary to allow this. Under A-IFRS, Rinker intends to report financial information solely in US dollars.

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

Provided below is a summary and explanation of the differences between net profit, shareholders’ equity and major statement of financial position items disclosed in these financial statements and that which would be reported if the financial statements were prepared in accordance with US GAAP. This summary and explanation is not intended to be a comprehensive US GAAP report.

		US$ MILLION	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION	A$ MILLION
YEAR ENDED MARCH 31	NOTE	2005	2004	2003	2005	2004	2003

Reconciliation of net profit
Net profit attributable to members of Rinker Group Limited		432.6	295.6	215.7	585.2	426.8	381.6

Revaluation of non-current assets	A	10.9	2.4	7.6	14.1	3.4	13.5
Restructure and rationalisation	B	(2.8)	2.8	—	(3.7)	3.8	—
Employee share plan	D	(0.7)	(0.6)	(0.9)	(0.9)	(0.8)	(1.7)
Other	F	(0.8)	(0.5)	(0.5)	(1.0)	(0.8)	(0.9)
Amortisation of goodwill written back	H	56.3	56.5	47.1	76.2	81.3	83.0
Loss on Disposal	H	(8.0)	—	—	(10.3)	—	—
Superannuation (pension) fund	M	6.8	(0.5)	2.0	8.7	(0.7)	3.6
Post-retirement medical benefits	R	0.6	(5.5)	—	0.9	(8.0)	—
Derivatives and hedging	N	1.5	3.9	(0.7)	1.4	5.7	(1.2)
Unrecognised insurance debtors	O	—	4.3	(3.7)	—	6.2	(6.2)
Executive option plan	Q	—	—	(3.8)	—	—	(6.8)
Fair value adjustment	P	3.8	3.0	—	5.1	4.4	—
Retirement of long lived assets	S	(3.6)	1.8	—	(4.8)	2.6	—
Deferred income tax assets (acquisition tax balances)	T	(0.9)	(3.6)	—	(1.2)	(5.2)	—
Lease expense	U	(1.1)	—	—	(1.4)	—	—
Stock award plans	V	12.9	—	—	17.4	—	—
Overburden removal	W	1.4	—	—	1.8	—	—
Foreign currency translation reserve	Y	—	—	—	(7.6)	—	—
Deferred tax effect of US GAAP adjustments		(8.1)	(11.6)	(3.6)	(10.9)	(16.8)	(6.4)
		68.2	52.4	43.5	83.8	75.1	76.9
US GAAP net profit attributable to members of Rinker Group
Limited before cumulative effect of change in accounting principle		500.8	348.0	259.2	669.0	501.9	458.5

Cumulative effect of change in accounting principle for SFAS 143, net of tax of US$1.1 million (A$1.9 million)	S	—	(2.1)	—	—	(3.5)	—
Cumulative effect of change in accounting principle for EITF 04-6, net of tax of US$5.8 million (A$7.5 million)	W	(10.8)	—	—	(13.9)	—	—

US GAAP net profit attributable to members of Rinker Group Limited		490.0	345.9	259.2	655.1	498.4	458.5

		(dollars per share)			(dollars per share)
Prior to change in accounting principle:
Basic earnings per share	I	0.53	0.37	0.27	0.71	0.53	0.49
Diluted earnings per share	I	0.53	0.37	0.27	0.71	0.53	0.49

Subsequent to change in accounting principle:
Basic earnings per share	I	0.52	0.37	0.27	0.70	0.53	0.49
Diluted earnings per share	I	0.52	0.37	0.27	0.70	0.53	0.49

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

				US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
AS AT MARCH 31		NOTE		2005	2004	2005	2004

RECONCILIATION OF EQUITY
Equity attributable to members of Rinker Group Limited				2,612.5	2,275.7	3,387.1	3,013.3
Net effect of US GAAP adjustments on items within the statement of financial position
CURRENT ASSETS
receivables (reclassify loans and receivables to associate entities)		L		(0.2)	(11.3)	(0.3)	(15.0)
deferred income tax assets (reclassification from non-current)		E		38.9	32.3	50.4	42.8
deferred income tax assets (derivative instruments and hedging)		N		—	1.7	—	2.5
inventory (overburden removal)		W		(0.4)	—	(0.5)	—

NON-CURRENT ASSETS
property, plant and equipment (revaluation)		A		(57.9)	(68.4)	(75.5)	(90.3)
property, plant, & equipment (retirement of long-lived assets)		S		16.7	9.8	21.9	13.0
intangibles (acquisition accounting goodwill)		C		55.8	54.9	73.4	73.6
intangibles (reverse capitalisation of tradenames)		F		(6.7)	(5.9)	(8.6)	(7.9)
intangibles (reverse SFAS 142 goodwill amortisation)		H		159.9	111.6	207.5	147.8
intangibles (superannuation (pension) fund)		M		1.3	1.4	1.7	1.9
intangibles (acquisition tax balances)		T		(4.5)	(3.6)	(6.3)	(5.2)
receivables (reclassify loans to associate entities)		L		(74.6)	(84.6)	(96.7)	(112.1)
deferred income tax assets (reclassification to current)		E		(38.9)	(32.3)	(50.4)	(42.8)
deferred income tax assets (minimum pension liability)		M		5.7	6.6	7.2	8.8
investments accounted for using the equity method (reclassify loans)		L		74.8	96.0	97.0	127.1
investments accounted for using the equity method (fair value adjustment)		P		(60.5)	(63.1)	(78.5)	(83.6)
investments accounted for using the equity method (gain on sale)		G		33.1	32.4	43.0	43.0
receivables (employee share loans)		D		(1.9)	(1.6)	(2.5)	(2.1)
other assets (stock award plans)		V		(8.3)	—	(10.8)	—
other assets (derivatives and hedging)		N		3.4	—	4.4	—
other assets (overburden removal)		W		(14.8)	—	(19.1)	—

CURRENT LIABILITIES
deferred income tax liabilities (reclassification from non-current)		E		(25.3)	(27.3)	(32.8)	(36.2)
provisions (restructure and rationalisation)		B		—	2.8	—	3.8
provisions (accrued lease expenses)		U		(1.1)	—	(1.4)	—

NON-CURRENT LIABILITIES
other (superannuation (pension) fund)		M		—	(4.9)	—	(6.3)
other (minimum pension liability)		M		(19.3)	(20.5)	(25.0)	(27.1)
deferred income tax liabilities (acquisition accounting)		C		(59.4)	(63.2)	(77.1)	(83.6)
deferred income tax liabilities (reclassification to current)		E		25.3	27.3	32.8	36.2
deferred income tax liabilities (derivatives and hedging)		N		(1.2)	—	(1.6)	—
deferred income tax liabilities (US GAAP adjustments)				(15.8)	(9.0)	(21.1)	(12.0)
provisions (post-retirement medical benefits)		R		(4.8)	(5.5)	(6.9)	(8.0)
provisions (retirement of long-lived assets)		S		(21.7)	(11.3)	(28.3)	(14.9)
other financial liabilities (derivative instruments and hedging)		N		—	(9.7)	—	(12.8)
				(2.4)	(45.4)	(4.1)	(59.4)
US GAAP equity attributable to members of Rinker Group Limited				2,610.1	2,230.3	3,383.0	2,953.9

		US$ MILLION	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION	A$ MILLION
YEAR ENDED MARCH 31	NOTE	2005	2004	2003	2005	2004	2003

STATEMENT OF COMPREHENSIVE INCOME

US GAAP net profit attributable to members of Rinker Group Limited		490.0	345.9	259.2	655.1	498.4	458.5
Other comprehensive income (loss)
foreign currency translation		29.9	166.3	46.5	(37.2)	(413.0)	(235.4)
minimum pension liability	M	(2.2)	(2.0)	(11.7)	(2.4)	(3.0)	(20.9)
derivative instruments and hedging	N	11.6	(2.2)	(6.2)	15.7	(3.1)	(11.0)
		39.3	162.1	28.6	(23.9)	(419.1)	(267.3)
income tax benefit related to items of other comprehensive income (loss)		(1.7)	7.4	2.4	(2.7)	10.0	4.3

Total other comprehensive income (loss)		37.6	169.5	31.0	(26.6)	(409.1)	(263.0)
Total comprehensive income		527.6	515.4	290.2	628.5	89.3	195.5

Balance at the end of the financial year		432.4	394.8	225.3	(350.3)	(323.7)	85.4

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

EQUITY ROLLFORWARD	US$ MILLION	A$ MILLION

Balance as at April 1, 2003	1,774.5	2,954.2
Net profit attributable to members of Rinker Group Limited	345.9	498.4
Other comprehensive income (loss)	169.5	(409.1)
Increase in share capital (a)	23.9	31.7
Movement in shareholders’ loans	0.6	1.5
Dividends declared	(84.1)	(122.8)
Balance as at March 31, 2004	2,230.3	2,953.9

Balance as at April 1, 2004	2,230.3	2,953.9
Net profit attributable to members of Rinker Group Limited	490.0	655.1
Other comprehensive income (loss)	37.6	(26.6)
Increase in share capital (a)	(41.7)	(57.6)
Movement in shareholders’ loans	(0.5)	(0.4)
Dividends declared	(105.6)	(141.4)
Balance as at March 31, 2005	2,610.1	3,383.0

(a)           Reconciliation of Australian GAAP movement of issued and paid-up capital to US GAAP movement in share capital

	US$ MILLION	US$ MILLION	A$ MILLION	A$ MILLION
	2005	2004	2005	2004

Australian GAAP movement	(21.2)	0.6	(30.4)	0.8
US GAAP adjustments
Employee shares and share loans - See Note D	0.7	0.6	0.9	0.8

Stock Award Plans - See Note V	(21.2)	—	(28.1)	—

Investments accounted for using the equity method (SAB 51 gain adjustment, related to CA, net of tax) - See Note G	—	22.7	—	30.1

US GAAP movement	(41.7)	23.9	(57.6)	31.7

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

The depreciation charge on the revaluation increment of revalued assets was also reversed. Since adoption of AASB 1041 on April 1, 2001, the Rinker Group has elected to apply the cost basis of recording property, plant and equipment, discontinue the practice of revaluing property, plant and equipment upwards and deemed all our revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward. This means that writedowns of assets may no longer be made through the asset revaluation reserve. Assets which had previously been revalued upwards will still require a US GAAP adjustment for depreciation and profit or loss on disposal.

Under Australian GAAP, the recoverable amount of non-current assets is assessed each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset. Under US GAAP, property, plant and equipment and intangible assets with finite lives are tested for impairment when an event or change in circumstances indicates that the carrying amount may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets’ use.

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

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

B.            Restructure and rationalisation.  Under Australian GAAP, certain provisions were made for costs relating to the restructuring of manufacturing processes, plant closure and reorganisation. At the time they were raised in fiscal year 2004 these provisions did not meet US GAAP recognition requirements and so were reversed. The restructuring and rationalisation costs are expensed under US GAAP when the relevant requirements are met.  This adjustment reversed in fiscal 2005 when the reserves were utilized.

C.            Acquisition accounting.  US GAAP requires that deferred income taxes be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values determined in business combinations accounted for as a purchase. The creation of this deferred income tax liability gave rise to additional goodwill on acquisition which had been amortised over the estimated period of future benefits (not exceeding 20 years) prior to adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) by the Rinker group on April 1, 2002. Since adoption of SFAS 142, the balance of this goodwill is not amortised but is tested for impairment on an annual basis or when a trigger event occurs, and the deferred tax liability remains on the statement of financial position. No such deferred income tax liability is required for Australian GAAP.

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

Under Australian GAAP, deferred tax assets arising from timing differences are not carried forward as assets unless realisation is assured beyond reasonable doubt. Deferred tax assets arising from tax losses are not carried forward as assets unless the losses can be regarded as being virtually certain of realisation. Under US GAAP, deferred tax assets arising from timing differences and tax losses are carried forward as assets and then reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realised. This does not result in any difference to the net deferred income tax assets recognised by the Rinker group as disclosed in Note 9.

F.             Other.  Includes immaterial adjustments to account for reversing capitalisation of tradenames.

G.            Gain on sale of investment.  As discussed in Note 34, on June 1, 2003 the Rinker group’s 50% interest in Australian Cement Holdings Pty Limited (“ACH”) was reduced to 25% after this business was merged with Queensland Cement Limited (“QCL”) to form Cement Australia Holding Pty Limited (“CA”).  Under Australian GAAP, the difference in the Australian GAAP pre-merger carrying value of the investment in ACH (which approximated fair value) and the Rinker group’s share of net assets of CA subsequent to the merger (“goodwill”) is included in the carrying value of the investment in CA and is amortised over a 20 year period, corresponding to the useful life of the goodwill under Australian GAAP.  Under US GAAP, this transaction is accounted for in accordance with Staff Accounting Bulletin No. 51, “Accounting For Sales Of Stock By A Subsidiary” (as ACH issued additional shares in connection with the merger, resulting in a dilution of the Rinker group’s interest in the merged entity).  The resulting US$22.7 million or A$30.1 million gain net of income tax (“SAB 51 Gain”) is recorded in additional paid-in capital for US GAAP purposes in accordance with the Rinker group’s accounting policy.  A further US GAAP adjustment is required to reverse the amortisation of goodwill associated with the above transactions under Australian GAAP and is included in Note H.

H.            Amortisation of goodwill written back.   Goodwill is subject to amortisation under Australian GAAP as described in Significant accounting policies. Under US GAAP, goodwill acquired in business combinations is not amortised in accordance with SFAS 142. Rather, goodwill is reviewed for impairment on an annual basis and on an interim basis when impairment factors indicate. Goodwill acquired on or prior to June 30, 2001 was amortised under US GAAP until the Rinker group adopted SFAS 142 on April 1, 2002. This adjustment reverses the current amortization of goodwill.

In the year ended March 31, 2005 the Rinker group disposed of the Polypipe and Prestress businesses.  Under US GAAP goodwill has not been amortized since March 31, 2002 and therefore there is additional cost basis in those businesses.  The additional goodwill that was not amortized increases the loss on the sale of Prestress and reduces the gain on the sale of Polypipe.

Ending balances of goodwill and intangible assets with finite lives as of March 31, 2005 and 2004 are summarised in the following table which is prepared on a US GAAP basis. There are no intangible assets accounted for with indefinite lives.

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

US$ MILLION	Gross carrying amount		Accumulated amortisation
YEAR ENDED MARCH 31	2005	2004	2005	2004
Goodwill	1,142.8	1,190.0	(182.9)	(206.4)

Trademarks and tradenames	12.5	12.6	(9.1)	(8.2)
Other intangibles	15.0	30.3	(10.8)	(21.1)
Total	27.5	42.9	(19.9)	(29.3)

	Gross carrying amount		Accumulated amortisation
A$ MILLION	2005	2004	2005	2004
Goodwill	1,484.2	1,575.2	(238.8)	(273.6)

Trademarks and tradenames	16.2	16.7	(11.8)	(10.9)
Other intangibles	19.5	40.1	(13.9)	(27.9)
Total	35.7	56.8	(25.7)	(38.8)

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

Basic earnings per share for the year ended March 31, 2003 was computed by dividing the net profit attributable to members of Rinker Group Limited for the year by the ordinary shares outstanding after the demerger and subsequent issuance of shares to CSR Limited shareholders as discussed above (944,669,796 shares). The computation of diluted earnings per share is similar to basic earnings per share, except that it assumes the potentially dilutive securities were converted to ordinary shares as of the beginning of the year. For the year ended March 31, 2004, basic earnings per share was calculated by dividing the net profit attributable to members of Rinker Group Limited for the year by the weighted average number of ordinary shares outstanding. As applied to Rinker Group Limited, diluted earnings per share is equivalent to basic earnings per share as there are no potentially dilutive securities in 2004 and 2003.

For the year ended March 31, 2005 basic and diluted earnings per share were adjusted to account for the provisions of the stock award plans and the purchase of stock related to the stock award plans, as applicable (Note V). The following table summarizes the differences between basic and diluted earnings per share under Australian GAAP and US GAAP.

	2005		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Weighted Average Number of Shares A GAAP	942,135,211	942,135,211	944,860,494	944,860,494	944,669,796	944,669,796
Adjustment for shares for treasury stock (See Note V)	(894,390)	(894,390)	—	—	—	—
Adjustment for stock award plans (See Note V)	—	1,339,701	—	—	—	—
Weighted Average Number of Shares US GAAP	941,240,821	942,580,522	944,860,494	944,860,494	944,669,796	944,669,796

J.              Employee entitlements. Employee entitlement provisions include a liability for long service leave. The assumptions used to calculate this liability are consistent with those used under SFAS No. 87 “Employers’ Accounting for Pensions” for US GAAP.

K.            Consolidated statement of financial performance - classification differences. Under Australian GAAP, the proceeds on sale of property, plant and equipment and other assets are reported as other revenue from ordinary activities and the book value of assets sold is reported as other expense from ordinary activities. Under US GAAP, net gain/(loss) on sale of property, plant and equipment and other assets are reported in other revenue or other expense from ordinary activities.

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

Under Australian GAAP, land held for sale is classified as part of non-current inventory. Under US GAAP, land held for sale does not qualify as “held for sale” and would be recorded as part of property, plant and equipment.

Investments in the SERP are held by a rabbi trust. Both an asset and a liability are recorded on the Consolidated Statement of Financial Position. Under Australian GAAP, changes in investment value are netted against the changes in the liability, and there is no impact on net profit. Under US GAAP, investments held by a rabbi trust are classified as trading securities, with changes in fair value classified in non-operating income. Changes in the offsetting liabilities are classified in operating income. There is no impact on net profit.

L.             Consolidated statement of financial position - classification differences. Under Australian GAAP, advances and loans made to associated entities are classified as receivables. Under US GAAP, such advances and loans made to associated entities are classified in “investments accounted for using the equity method”.

M.          Superannuation (pension) fund.

In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the Rinker group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the statement of financial performance in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the Rinker group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortisation and deferral of costs. US GAAP allows certain gains and losses within a corridor to be deferred over future service periods (the ‘corridor method’). For the U.S. plans the corridor method is used. For the Australian plan, gains and losses are immediately recognized.

The measurement dates for each of the group’s defined benefit funds are as follows: December 31 for the Rinker Materials Corporation Pension Plan, Rinker Materials Corporation Retirement Income Plan, and the United Metro/San Xavier Collectively Bargained Pension Plan; March 31 for the Harwood Superannuation Fund.

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

Rinker Group contributes to various multiemployer plans. Under both US GAAP and Australian GAAP these contributions are expensed when the Rinker Group is informed they are required. Expenses incurred in fiscal year 2005, 2004, and 2003 were US$11.0 million (A$14.9 million), US$9.9 million (A$14.2 million) and US$8.5 million (A$15.2 million), respectively.

Rinker Group contributes to various defined contribution plans. Under both US GAAP and Australian GAAP these contributions are expensed when known. Expenses incurred in fiscal year 2005, 2004, and 2003 were US$18.8 million (A$25.5 million), US$19.9 million (A$28.5 million) and US$14.0 million (A$24.8 million), respectively.

Under US GAAP if an additional minimum pension liability is recognised, an equal amount shall be recognised as an intangible asset, provided that the asset recognised shall not exceed the amount of unrecognised prior service cost. If an additional minimum pension liability required to be recognised exceeds unrecognised prior service cost, the excess (which represents a net loss not yet recognised as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for Australian GAAP. The net impact on fiscal year 2005 and 2004 was a reduction in US GAAP equity of US$12.1 million (A$16.1 million) and US$12.4 million (A$16.4 million), respectively.

AS AT MARCH 31	2005	2004	2003
Weighted average assumptions used to determine benefit obligations:
Discount rate	5.9%	6.3%	6.8%
Compensation increase	4.2%	4.3%	4.3%

Weighted average assumptions used to determine net periodic benefit cost:
Discount rate	6.3%	6.1%	6.6%
Compensation increase	4.2%	3.9%	4.3%
Expected return on plan assets	7.8%	7.7%	8.5%

The long term rate of return on assets was developed by considering historical and projected rates of return for each asset class.

		US$	A$
Estimated future benefit payments for calendar year:
	2005	3.4	4.5
	2006	4.6	6.1
	2007	3.6	4.8
	2008	3.9	5.2
	2009	4.6	6.1
	2010-2014	25.6	34.4

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

	US$ MILLION 2005	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2005	A$ MILLION 2004	A$ MILLION 2003

Change in benefit obligation
Benefit obligation at the beginning of the financial year	68.4	60.4	39.0	84.6	92.1	65.0
Service cost (excluding expenses)	2.3	3.2	2.5	3.0	4.3	4.2
Interest cost	3.9	3.7	3.1	5.2	4.9	5.2
Amendments	—	—	0.4	—	—	0.6
Actuarial gain/loss	3.2	2.8	5.0	4.4	3.7	8.3
Benefits paid	(3.3)	(2.2)	(2.5)	(4.4)	(2.9)	(4.1)
Initial obligation transferred	—	—	4.1	—	—	6.8
Acquisition	—	—	8.3	—	—	13.9
Foreign exchange adjustment	(4.4)	0.5	0.5	2.0	(17.5)	(7.8)
Benefit obligation at the end of the financial year	70.1	68.4	60.4	94.8	84.6	92.1

Change in plan assets
Fair value of plan assets at the beginning of the financial year	44.4	35.8	24.3	55.1	54.0	40.4
Actual return on plan assets (net of expenses)	4.3	5.4	(3.7)	5.9	7.4	(6.2)
Employer contribution	7.8	4.7	5.2	10.5	6.3	8.6
Benefits paid and expenses incurred	(3.2)	(2.3)	(2.5)	(4.4)	(3.0)	(4.1)
Initial assets transferred	—	—	4.1	—	—	6.9
Acquisition	—	—	7.9	—	—	13.2
Foreign exchange adjustment	(2.7)	0.8	0.5	2.4	(9.6)	(4.8)
Fair value of plan assets at the end of the financial year	50.6	44.4	35.8	69.5	55.1	54.0
Total funded status	(19.5)	(24.0)	(24.5)	(25.3)	(29.5)	(38.1)

Unrecognised net actuarial gain/loss	21.5	20.5	21.4	27.9	27.2	35.6
Unrecognised prior service cost	1.3	1.4	1.6	1.7	1.9	2.7
Intangible asset	(1.3)	(1.4)	(1.6)	(1.7)	(1.9)	(2.7)
Accumulated other comprehensive loss	(21.3)	(19.0)	(17.0)	(27.6)	(25.2)	(28.3)
Total net accrued benefit cost	(19.3)	(22.5)	(20.1)	(25.0)	(27.5)	(30.8)

Components of net periodic benefit cost
Service cost (including expenses)	2.9	3.5	2.8	3.8	4.6	4.7
Interest cost	3.9	3.7	3.1	5.0	5.0	5.2
Expected return on plan assets	(3.6)	(3.1)	(3.1)	(4.5)	(4.1)	(5.2)
Amortisation of transitional assets	—	—	(0.1)	—	—	(0.1)
Amortisation of prior service cost	0.2	0.2	0.2	0.3	0.3	0.3
Recognised net actuarial gain/loss	0.8	0.9	0.1	1.1	1.2	0.1
Net periodic benefit cost	4.2	5.2	3.0	5.7	7.0	5.0

The accumulated benefit obligation at March 31, 2005 was US$65.4 million (A$84.8 million) and at March 31, 2004 was US$59.1 million (A$78.2 million).

The following table summarizes the weighted average asset allocations for each of Rinker group’s defined benefit superannuation plans as of the respective measurement date:

AS OF MARCH 31 2005	REAL ESTATE	EQUITY SECURITIES	DEBT SECURITIES	OTHER	TOTAL
Harwood Superannuation Fund	10%	52%	38%	0%	100%
Rinker Materials Corporation Pension Plan	6%	57%	37%	0%	100%
Rinker Materials Corporation Retirement Income Plan	6%	57%	37%	0%	100%
United Metro/San Xavier Collectively Bargained Pension Plan	6%	57%	37%	0%	100%

AS OF MARCH 31 2004	REAL ESTATE	EQUITY SECURITIES	DEBT SECURITIES	OTHER	TOTAL
Harwood Superannuation Fund	10%	53%	34%	3%	100%
Rinker Materials Corporation Pension Plan	4%	57%	39%	0%	100%
Rinker Materials Corporation Retirement Income Plan	4%	57%	39%	0%	100%
United Metro/San Xavier Collectively Bargained Pension Plan	5%	57%	38%	0%	100%

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

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

N.            Derivatives and hedging. Rinker Group is required to recognise derivatives as assets or liabilities in the statement of financial position and measure them at fair value. Derivatives and hedging activities are managed as part of a formally documented risk management process outlined in the Rinker group’s Financial and Commodity Price Risk Management Policy and in detailed Operational Guidelines. The risk management process detailed in the guidelines specifies what is an exposure, when it is recognised, the objectives of the risk management process, the need for a risk management plan, the approved hedging instruments and detailed reporting requirements. The Rinker group’s hedging activities are under the direct control and review of the Rinker group’s Finance Committee. The general objective of the Rinker group’s risk management activities is to reduce the potential variability in financial returns thus contributing to more certainty and stability.

During the year ended March 31, 2005, the only derivatives utilized by Rinker group were interest rate derivatives designated as cash flow hedges.

Hedge effectiveness. The Rinker group measures hedge effectiveness through quarterly review of the retrospective and prospective relationship between changes in the value of a hedge and its underlying transaction. The methods used to assess effectiveness are the short cut method based on criteria as stated in SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (“SFAS 133”), matched terms method, dollar offset method and regression analysis. To the extent that option contracts are used as hedges, the intrinsic value of the option will be effective if all terms of the contract are matched with the underlying transaction. The time value of options (amounts excluded from the measurement of effectiveness) and any other ineffectiveness is reported through earnings in the current period. During the year ended March 31, 2004, certain of the group’s interest rate hedges were treated as ineffective under SFAS 133. This was because, for part of the year, the maturity dates for interest rate hedges were not the same as the maturity dates for the debt being hedged. As at March 31, 2004, all of the group’s interest rate hedges were effective hedges under SFAS 133. For the year ended March 31, 2005, the earnings effect after tax of ineffectiveness was a profit of US$1.0 million or A$1.2 million (2004: profit of US$2.4 million or A$3.4 million, 2003 loss of US$0.5 million or A$0.8 million).

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

Cash flow hedges. Under SFAS 133, a cash flow hedge mitigates exposure to variable cash flows of a forecast transaction, asset or liability. A cash flow hedge protects against the risk caused by variable prices, costs or rates. The hedging instrument is marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of a hedging instrument are recorded in OCI. Gains/losses on the ineffective portion of a hedging instrument are recognised currently in earnings. Amounts in OCI are reclassified to interest expense when the hedged item is settled and/or otherwise recognized. Variable cash flows include variable rate debt.

Net investment hedges. Under SFAS 133, a net investment hedge mitigates foreign currency exposure of a net investment in a foreign operation. The accounting treatment of net investment hedges under US GAAP is consistent with Australian GAAP.

Other Derivatives. Any other derivative transaction that cannot meet the designation requirement as a fair value, cash flow or net investment hedge, will be marked-to-market in earnings in the current period. The following table provides a reconciliation of OCI after tax for the years ended March 31, 2005, 2004, and 2003 relating to SFAS 133.

	US$ MILLION 2005	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2005	A$ MILLION 2004	A$ MILLION 2003
Opening accumulated (loss) as at April 1	(7.2)	(5.8)	(2.0)	(12.8)	(10.9)	(4.2)
Net amount reclassified to earnings	1.7	1.9	(0.6)	2.3	2.9	(1.2)
Changes in fair value of derivatives	7.4	(3.3)	(3.2)	13.0	(4.8)	(5.5)
Closing accumulated gain (loss) as at March 31	1.9	(7.2)	(5.8)	2.5	(12.8)	(10.9)

Based on SFAS 133 revaluations as at March 31, 2005, Rinker group is expected to recognise no loss after tax through earnings on expiring hedging contracts in the next 12 months.

O.           Unrecognised insurance debtors. Under Australian GAAP recognition of the insurance recovery is appropriate when management considers it is both probable and measurable. Under US GAAP, recognition of insurance proceeds are appropriate only when a company either receives proceeds or an irrevocable confirmation from the insurer of coverage and the related amount. These conditions were not met at March 31, 2003, therefore the insurance debtors were reversed for US GAAP. This adjustment reversed in fiscal 2004 when the receivables were collected.

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

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

An estimate of options held by Rinker group employees used to calculate Rinker group compensation expense in fiscal year 2003 relating to CSR’s Executive Share Option Plan is as follows:

THOUSANDS OF DOLLARS	NO. CSR OPTIONS (OPTIONS IN THOUSANDS)	WEIGHTED-AVERAGE EXERCISE PRICE A$

On issue March 31, 2003	1,988	5.77
issued	—	—
exercised	(18)	4.90
lapsed	(1,970)	5.77

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

R.            Post Retirement Medical Benefits. Rinker Materials subsidises post-retirement medical benefits to certain employees and pensioners on a pay-as-you-go basis. The group’s contributions paid during the year ended March 31, 2005 for post-retirement medical benefits was US$0.2 million (A$0.3 million). Under Australian GAAP, Rinker records costs as they arise. No provision or expense is recognised for the estimated potential future costs of providing subsidised post-retirement medical benefits.

During the year ended March 31, 2003, Rinker concluded that the US GAAP provision and expense for post-retirement medical benefits costs for these employees was not materially different from that recorded under Australian GAAP. During the years ended March 31, 2005 and 2004, Rinker obtained an actuarial valuation of the future cost of subsidising post-retirement medical benefits over the lifetime of these pensioners. The following represents the amounts recognised under US GAAP during the years ended March 31, 2005 and 2004 in accordance with SFAS No. 106 “Accounting for Post-Retirement Benefits Other than Pensions” (“SFAS 106”):

AS AT MARCH 31	2005	2004
Weighted average assumptions used to determine benefit obligations:
Discount rate	5.8%	6.0%
Health care cost trend rate assumed for next year	12.0%	13.5%
Ultimate trend rate	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2009	2009
Measurement date	31-Mar-05	31-Mar-04

Weighted average assumptions used to determine net periodic benefit cost:
Discount rate	6.3%	6.8%
Health care cost trend rate assumed for next year	12.0%	13.5%
Ultimate trend rate	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2009	2009

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

AS AT MARCH 31, 2005		US$	A$
Effect of 1% increase in medical trend rate:
Accumulated post-retirement benefit obligation		0.3	0.4
Sum of service cost plus interest cost		—	—

Effect of 1% decrease in medical trend rate
Accumulated post-retirement benefit obligation		(0.2)	(0.3)
Sum of service cost plus interest cost		—	—

Estimated future benefit payments for calendar year:
	2005	0.1	0.1
	2006	0.1	0.1
	2007	0.1	0.1
	2008	0.1	0.1
	2009	0.1	0.1
	2010-2014	0.6	0.8

	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004

Change in benefit obligation
Benefit obligation at the beginning of the financial year	5.5	—	7.5	—
Recognition of transition obligation	—	5.5	—	7.5
Service cost (excluding expenses)	—	0.1	—	0.2
Interest cost	0.1	0.3	0.1	0.4
Amendments	(2.9)	—	(3.9)	—
Actuarial gain/loss	(0.5)	(0.2)	(0.7)	(0.3)
Benefits paid	(0.2)	(0.2)	(0.3)	(0.3)
Benefit obligation at the end of the financial year	2.0	5.5	2.7	7.5

Change in plan assets
Fair value of plan assets at the beginning of the financial year	—	—	—	—
Employer contribution	0.2	0.3	0.3	0.4
Benefits paid and expenses incurred	(0.2)	(0.3)	(0.3)	(0.4)
Fair value of plan assets at the end of the financial year	—	—	—	—

Total funded status	(2.0)	(5.5)	(2.7)	(7.6)

Unrecognised net actuarial gain/loss	(0.2)	(0.3)	(0.4)	(0.4)
Unrecognised prior service cost	(2.6)	—	(3.8)	—
Total net accrued benefit cost	(4.8)	(5.8)	(6.9)	(8.0)

Components of net periodic benefit cost
Recognition of transition obligation	—	5.5	—	7.5
Service cost (including expenses)	—	0.1	—	0.1
Interest cost	0.1	0.3	0.1	0.4
Amortisation of prior service cost	(0.3)	—	(0.4)	—
Net periodic pension expense	(0.2)	5.9	(0.3)	8.0

The accumulated benefit obligation at March 31, 2005 was US$1.9 million (A$2.4 million) and at March 31, 2004 was US$5.1 million (A$6.7 million).

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

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

Prior to April 1, 2003, there were no differences in accounting for asset retirement obligations under Australian GAAP and US GAAP. Effective April 1, 2003, for US GAAP purposes the Rinker group adopted SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which applies to legal obligations associated with the retirement of a long-lived asset that result from acquisition, construction, development and/or normal operation of a long-lived asset.

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

	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004

Opening balance	33.6	15.2	44.4	25.2
Impact of adoption of SFAS 143	—	13.7	—	22.9
Impact of foreign exchange translation	0.2	2.9	(0.5)	(6.3)
Expense for the period	10.9	3.1	14.1	4.4
Liabilities settled	—	(1.3)	—	(1.8)
Balance at end of year	44.7	33.6	58.0	44.4

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

T.             Acquisition Tax Balances. During the year ended March 31, 2004, the Rinker group received US$3.6 million (A$5.2 million) of income tax refunds associated with pre-acquisition income tax returns for its subsidiary Kiewit (acquired in September 2002). Under Australian GAAP, the income tax refunds are accounted for as an income tax benefit. Under US GAAP, the income tax refunds are applied to reduce goodwill attributable to the acquisition of Kiewit.

During the year ended March 31, 2005, Rinker Materials Corporation utilized a deferred tax asset associated with the Florida Rock acquisition. A valuation allowance had been established for this amount upon acquisition. Under US GAAP reversal of the allowance is a purchase price adjustment and is applied to reduce goodwill. Under Australian GAAP the reversal is reflected as a decrease in tax expense.

U.             Rental Payments. The Rinker group leases various pieces of property and equipment. Under Australian GAAP operating lease payments are generally expensed as paid. Under US GAAP scheduled operating lease payments must be expensed on a straight-line basis. The difference between the amount paid and the amount expensed is recorded as an asset or liability, as appropriate. This adjustment records operating lease payments on a straight-line basis.

V.            Stock Award Plans. The Rinker group has two stock award plans which are long-term equity incentive plans for key executives. Eligible participants are offered the opportunity to qualify for Rinker shares based on the achievement of specific goals and vesting requirements. The goals are long term and final measurement of the goals does not occur for three years. As a result, at this time the ultimate number of shares to be transferred to employees is unknown. In connection with each of the plans, the Rinker group has purchased and transferred shares to a trustee, who holds the shares in the employees name. Employees receive dividends and retain voting rights for these shares.

Under Australian GAAP vesting begins and expense is recognized over the life of the offer. Under US GAAP, the measurement date is on the first date at which the number of shares each employee is eligible to receive is known, when the share price is known, and when appropriate approval has occurred. Expense is typically recognized from that date through the time when the shares vest, although interim measures of compensation expense may be recognised in certain circumstances. As a result the timing of the expense is different under US GAAP. The PSP is considered a variable plan as the number of shares the executives are entitled to receive are not known at the date of grant. The vesting of the share options is conditional on a share performance measure beyond the control of the Rinker group; as such, compensation expense is only recognised under APB 25 when the target is achieved. In the current year, no expense was therefore recognized. However, under US GAAP the shares included in the plan are added to the diluted weighted average share calculation if the goals of the plan are met in the current period.

Under Australian GAAP the cost for the shares purchased is treated as a deferred compensation asset. Under US GAAP, the cost is classified as a reduction of equity. Under US GAAP the shares that represent this unearned amount are subtracted from basic and diluted weighted average shares outstanding.

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

W.        Overburden Removal. Under Australian GAAP, the Rinker group capitalizes overburden removal costs that provide benefit over multiple periods and amortizes that cost over the periods benefited. Prior to April 1, 2004 there were no differences between Australian GAAP and US GAAP.

In March 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus reached by the Emerging Issues Task Force on issue 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-6”). EITF 04-6 requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of the inventory produced during the period that the stripping costs are incurred. The Rinker group has elected to adopt the standard as of April 1, 2004. As a result of adopting this standard, balances capitalized under Australian GAAP will be recorded in inventory and expensed at time of sale for US GAAP purposes.

The cumulative effect of the change on prior years resulted in a charge to income of US$10.8 million or A$13.9 million, net of income taxes of US$5.8 million or A$7.5 million (US$0.01 or A$0.01 per share) which is included in the reconciliation of net profit for the year ended March 31, 2005.

X.            Stock Based Compensation Pro Forma Disclosure. The Rinker group has determined the unaudited pro-forma information (below) under the fair value method of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). For the executive option plan (Note Q) the Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in the year ended March 31, 2003. There were no significant options under this plan requiring pro forma disclosure in 2004 and 2005. The weighted-average fair values of options granted in 2003 were US$0.74 (A$1.30).

2003
Risk free interest rate	5.89%
Dividend yield	3.65%
Volatility factor	23.60%
Weighted-average expected life (yrs)	4.2

For the Stock Award Plans (Note V) a path dependent option pricing model has been used as required by SFAS 123 with the following weighted average assumptions for options issued in the year ended March 31, 2005. There were no significant awards under this plan requiring pro-forma disclosure in 2004 or 2003. The weighted average fair values for stock awards granted in 2005 were US$3.77 (A$5.10).

2005
Risk free interest rate	5.70%
Dividend yield	2.00%
Volatility factor	25.00%
Weighted-average expected life (yrs)	3.0

The following table illustrates the effect on US GAAP net income and earnings per share if the Rinker group had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

YEAR ENDED MARCH 31	US$ MILLION 2005	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2005	A$ MILLION 2004	A$ MILLION 2003

US GAAP net income, as reported	490.0	345.9	259.2	655.1	498.4	458.5
Add: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(2.0)	—	0.8	(2.7)	—	5.3
Pro forma net income unaudited	488.0	345.9	260.0	652.4	498.4	463.8

US GAAP earnings per share
Basic as reported	0.52	0.37	0.27	0.70	0.53	0.49
Diluted as reported	0.52	0.37	0.27	0.70	0.53	0.49
Basic - proforma - unaudited	0.52	0.37	0.28	0.69	0.53	0.49
Diluted - proforma - unaudited	0.52	0.37	0.28	0.69	0.53	0.49

Y.             Foreign currency translation reserve - Under Australian GAAP, the foreign currency translation reserve is reclassified to retained earnings upon disposal of a foreign controlled entity. Under US GAAP, the foreign currency translation reserve attributable to the disposed entity is recognised as part of the gain or loss resulting from the disposal.

Z.             United States accounting standards recently adopted by Rinker Group Limited

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” (“FIN 46”). The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. In December 2003, the FASB further revised FIN 46 through FIN No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R changes the effective date for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003. The Rinker Group adopted FIN 46R on April 1, 2004. The Rinker group found no material entities that would be judged to be VIEs and therefore the adoption of FIN 46R had no impact on the consolidated financial statements.

40           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONTINUED)

New Accounting Pronouncements

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. 109-1 “Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”). FSP 109-1 clarifies that the deduction for qualified domestic production activities should be accounted for as a special deduction under SFAS No. 109, “Accounting for Income Taxes.” As such, the special deduction has no effect on deferred tax assets and liabilities existing at the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the Rinker group tax return beginning in fiscal year 2006. The Rinker group is still evaluating the impact of FSP 109-1 on tax expense in future years.

In March 2005, the FASB ratified the consensus reached in EITF 04-6. EITF 04-6 requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of the inventory produced during the period that the stripping costs are incurred. The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Rinker group has elected to adopt EITF 04-6 as of April 1, 2004. The impact on the Rinker group is set out in Note 40W.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs–An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in Accouning Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing,” (“ARB No. 43”) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Rinker group is therefore required to adopt this standard with effect from April 1, 2006. The Rinker group is currently evaluating the effect that the adoption of SFAS No. 151 will have on its consolidated financial position, results of operations or cash flows but does not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB, issued SFAS No. 123 (revised 2004), “Share Based Payment” (“SFAS 123 (R)”), which replaces SFAS 123 and supersedes APB 25, “Accounting for Stock Issued to Employees”. SFAS 123 (R) addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value on the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using an intrinsic value method as prescribed under APB 25, and generally requires that such transaction be accounted for using a fair value based method (based on the most appropriate model to calculate the value of the options) and recognised as an expense. The Rinker group will also be required to determine the transition method (the prospective or retrospective adoption options) to be used at the date of adoption. SFAS 123(R) will be effective for the Rinker group as of April 1, 2006. Rinker group is currently evaluating the impact SFAS 123(R) will have on its consolidated financial position, results of operations and cash flows.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) was signed into law. The Act introduced a prescription drug benefit under Medicare Part D and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position (“FSP”) No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”), the Rinker group elected to defer recognizing the effect of the Act on the accounting for its postretirement benefit plans until authoritative accounting guidance was issued. FSP 106-1 is effective as of the first period beginning after June 15, 2004. In May 2004, the FASB issued FSP No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”) which supersedes FSP 106-1 and provides final guidance on accounting for the Act. The Rinker group will adopt the provisions of FSP 106-2 for the year ending March 31, 2006. The Rinker group is currently evaluating the impact FSP 106-2 will have on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets–An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Rinker group is therefore required to adopt this standard with effect from April 1, 2006. The Rinker group is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated financial position, results of operations or cash flows but does not expect it to have a material impact.

41           RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES

Rinker Materials Corporation is a 100% owned subsidiary of Rinker Group Limited. As part of the financial restructuring to accommodate the demerger, certain outstanding US$ bonds were restructured. In particular, the indenture governing the US$250 million bonds due on July 21, 2005 paying interest of 6.875% per annum issued by Rinker Materials Corporation and guaranteed by CSR Limited was amended to add Rinker Group Limited as guarantor of Rinker Materials Corporation’s obligations under that indenture on the same terms and conditions as the existing guarantee from CSR Limited. Rinker Group Limited and Rinker Materials Corporation agreed to indemnify CSR Limited for any obligations that come due under the guarantee of CSR Limited in respect of these bonds. To support its indemnity, Rinker Materials Corporation has procured, under its US$1,177.5 million credit facilities, bank letters of credit for the benefit of CSR Limited, for any obligations that come due under CSR Limited’s guarantee obligations in respect of these bonds.

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

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

The following consolidating financial information for Rinker Group Limited has been prepared in accordance with Australian GAAP based on the requirements of the Securities and Exchange Commission’s revised Rule 3-10 of Regulation S-X, which requires investments in subsidiaries to be equity accounted by the parent entity (Rinker Group Limited).

	US$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE YEAR ENDED MARCH 31 2005	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED

Trading revenue - sale of goods	3.6	3,321.5	990.9	(3.6)	4,312.4
Cost of sales	—	(1,753.9)	(661.2)	10.1	(2,405.0)
Warehouse and distribution costs	—	(706.3)	(118.4)	—	(824.7)
Selling, general and administrative costs	(11.8)	(293.7)	(101.3)	—	(406.8)
Equity accounted result of subsidiaries (less dividends received)	270.9	—	—	(270.9)	—
Share of profits from associate entities	—	1.3	30.1	—	31.4
Operating profit	262.7	568.9	140.1	(264.4)	707.3
Other revenue from ordinary activities	—	123.4	2.8	(0.1)	126.1
Other expenses from ordinary activities	—	(124.3)	(2.5)	0.1	(126.7)
Dividend income from controlled entities	150.0	—	—	(150.0)	—
Profit from ordinary activities before finance and income tax expense	412.7	568.0	140.4	(414.4)	706.7
Interest income	30.7	0.5	3.4	(15.1)	19.5
Borrowing costs	(7.6)	(69.9)	(0.6)	26.3	(51.8)
Profit from ordinary activities before income tax expense	435.8	498.6	143.2	(403.2)	674.4
Income tax expense relating to ordinary activities	(3.2)	(187.7)	(39.7)	(6.2)	(236.8)
Net profit	432.6	310.9	103.5	(409.4)	437.6
Net profit attributable to outside equity interests	—	(5.0)	—	—	(5.0)
Net profit attributable to members of Rinker Group Limited	432.6	305.9	103.5	(409.4)	432.6
Increase (decrease) in currency translation reserve arising on translation of self-sustaining foreign operations	19.9	—	18.3	(7.2)	31.0
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	19.9	—	18.3	(7.2)	31.0
Total changes in equity other than those resulting from transactions with owners as owners	452.5	305.9	121.8	(416.6)	463.6

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	US$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE YEAR ENDED MARCH 31 2004	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Trading revenue - sale of goods	4.5	2,867.6	838.9	(4.8)	3,706.2
Cost of sales	—	(1,593.5)	(564.8)	(0.1)	(2,158.4)
Warehouse and distribution costs	—	(593.4)	(97.4)	—	(690.8)
Selling, general and administrative costs	(9.2)	(272.2)	(85.9)	(0.5)	(367.8)
Equity accounted result of subsidiaries (less dividends received)	(89.2)	—	—	89.2	—
Share of profits from associate entities	—	1.1	13.9	—	15.0
Operating profit	(93.9)	409.6	104.7	83.8	504.2
Other revenue from ordinary activities	12.1	20.3	11.5	(12.1)	31.8
Other expenses from ordinary activities	(34.1)	(37.1)	(18.3)	46.2	(43.3)
Dividend income from controlled entities	386.9	—	—	(386.9)	—
Profit from ordinary activities before finance and income tax expense	271.0	392.8	97.9	(269.0)	492.7
Interest income	16.7	0.4	3.8	(9.2)	11.7
Borrowing costs	—	(72.2)	(0.3)	13.6	(58.9)
Profit from ordinary activities before income tax expense	287.7	321.0	101.4	(264.6)	445.5
Income tax benefit (expense) relating to ordinary activities	7.9	(116.1)	(30.8)	(9.8)	(148.8)
Net profit	295.6	204.9	70.6	(274.4)	296.7
Net profit attributable to outside equity interests	—	(1.1)	—	—	(1.1)
Net profit attributable to members of Rinker Group Limited	295.6	203.8	70.6	(274.4)	295.6
Increase (decrease) in currency translation reserve arising on translation of self-sustaining foreign operations	418.0	—	139.2	(366.6)	190.6
Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”	—	(0.4)	(0.6)	—	(1.0)
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	418.0	(0.4)	138.6	(366.6)	189.6
Total changes in equity other than those resulting from transactions with owners as owners	713.6	203.4	209.2	(641.0)	485.2

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	US$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE YEAR ENDED MARCH 31 2003	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Trading revenue - sale of goods	—	2,383.0	572.5	—	2,955.5
Cost of sales	—	(1,370.3)	(398.1)	2.4	(1,766.0)
Warehouse and distribution costs	—	(459.3)	(67.6)	—	(526.9)
Selling, general and administrative costs	(7.6)	(236.5)	(59.3)	—	(303.4)
Equity accounted result of subsidiaries (less dividends received)	211.3	—	—	(211.3)	—
Share of profits (losses) from associate entities	—	(0.3)	14.0	—	13.7
Operating profit	203.7	316.6	61.5	(208.9)	372.9
Other revenue from ordinary activities	—	52.9	20.7	—	73.6
Other expenses from ordinary activities	—	(43.8)	(8.9)	—	(52.7)
Dividend income from controlled entities	9.7	—	—	(9.7)	—
Profit from ordinary activities before finance and income tax expense	213.4	325.7	73.3	(218.6)	393.8
Interest income	—	0.2	0.1	—	0.3
Borrowing costs	—	(58.7)	(0.6)	—	(59.3)
Profit from ordinary activities before income tax expense	213.4	267.2	72.8	(218.6)	334.8
Income tax benefit (expense) relating to ordinary activities	2.3	(105.8)	(12.4)	(0.9)	(116.8)
Net profit before outside equity interests	215.7	161.4	60.4	(219.5)	218.0
Net profit attributable to outside equity interests	—	(1.3)	(1.0)	—	(2.3)
Net profit attributable to members of Rinker Group Limited	215.7	160.1	59.4	(219.5)	215.7
Increase (decrease) in currency translation reserve arising on translation of self-sustaining foreign operations	70.4	—	56.4	(83.2)	43.6
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	70.4	—	56.4	(83.2)	43.6
Total changes in equity other than those resulting from transactions with owners as owners	286.1	160.1	115.8	(302.7)	259.3

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	A$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE YEAR ENDED MARCH 31 2005	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Trading revenue - sale of goods	4.9	4,502.3	1,340.7	(4.9)	5,843.0
Cost of sales	—	(2,378.9)	(894.2)	13.0	(3,260.1)
Warehouse and distribution costs	—	(957.2)	(159.9)	—	(1,117.1)
Selling, general and administrative costs	(15.9)	(397.9)	(136.7)	—	(550.5)
Equity accounted result of subsidiaries (less dividends received)	359.5			(359.5)
Share of profits from associate entities	—	1.8	40.9	—	42.7
Operating profit	348.5	770.1	190.8	(351.4)	958.0
Other revenue from ordinary activities	—	158.8	3.7	(0.2)	162.3
Other expenses from ordinary activities	—	(160.0)	(3.4)	0.2	(163.2)
Dividend income from controlled entities	208.6	—	—	(208.6)	—
Profit from ordinary activities before finance and income tax expense	557.1	768.9	191.1	(560.0)	957.1
Interest income	41.4	0.7	4.6	(20.6)	26.1
Borrowing costs	(8.2)	(94.7)	(0.8)	33.5	(70.2)
Profit from ordinary activities before income tax expense	590.3	674.9	194.9	(547.1)	913.0
Income tax expense relating to ordinary activities	(5.1)	(254.4)	(54.1)	(7.4)	(321.0)
Net profit	585.2	420.5	140.8	(554.5)	592.0
Net profit attributable to outside equity interests	—	(6.8)	—	—	(6.8)
Net profit attributable to members of Rinker Group Limited	585.2	413.7	140.8	(554.5)	585.2
Increase (decrease) in currency translation reserve arising on translation of self-sustaining foreign operations	—	(31.0)	(0.4)	(8.2)	(39.6)
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	(31.0)	(0.4)	(8.2)	(39.6)
Total changes in equity other than those resulting from transactions with owners as owners	585.2	382.7	140.4	(562.7)	545.6

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	A$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE YEAR ENDED MARCH 31 2004	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Trading revenue - sale of goods	6.4	4,138.5	1,201.0	(6.4)	5,339.5
Cost of sales	—	(2,300.8)	(808.4)	(0.8)	(3,110.0)
Warehouse and distribution costs	—	(854.4)	(139.7)	—	(994.1)
Selling, general and administrative costs	(13.1)	(392.0)	(122.9)	(0.6)	(528.6)
Equity accounted result of subsidiaries (less dividends received)	(129.6)	—	—	129.6	—
Share of profits from associate entities	—	1.7	20.3	—	22.0
Operating profit	(136.3)	593.0	150.3	121.8	728.8
Other revenue from ordinary activities	16.1	28.1	16.9	(16.1)	45.0
Other expenses from ordinary activities	(45.2)	(51.6)	(25.0)	61.3	(60.5)
Dividend income from controlled entities	558.9	—	—	(558.9)	—
Profit from ordinary activities before finance and income tax expense	393.5	569.5	142.2	(391.9)	713.3
Interest income	22.9	0.7	5.3	(12.5)	16.4
Borrowing costs	—	(103.6)	(0.4)	18.8	(85.2)
Profit from ordinary activities before income tax expense	416.4	466.6	147.1	(385.6)	644.5
Income tax benefit (expense) relating to ordinary activities	10.4	(169.2)	(44.3)	(13.1)	(216.2)
Net profit	426.8	297.4	102.8	(398.7)	428.3
Net profit attributable to outside equity interests	—	(1.5)	—	—	(1.5)
Net profit attributable to members of Rinker Group Limited	426.8	295.9	102.8	(398.7)	426.8
Increase(decrease) in currency translation reserve arising on translation of self-sustaining foreign operations	—	(362.2)	(4.1)	(43.9)	(410.2)
Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”	—	(0.6)	(1.0)	—	(1.6)
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	(362.8)	(5.1)	(43.9)	(411.8)
Total changes in equity other than those resulting from transactions with owners as owners	426.8	(66.9)	97.7	(442.6)	15.0

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	A$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE YEAR ENDED MARCH 31 2003	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Trading revenue - sale of goods	—	4,217.6	1,014.1	—	5,231.7
Cost of sales	—	(2,424.2)	(705.3)	4.0	(3,125.5)
Warehouse and distribution costs	—	(812.6)	(119.6)	—	(932.2)
Selling, general and administrative costs	(13.4)	(418.7)	(105.3)	—	(537.4)
Equity accounted result of subsidiaries (less dividends received)	374.9	—	—	(374.9)	—
Share of profits (losses) from associate entities	—	(0.4)	24.7	—	24.3
Operating profit	361.5	561.7	108.6	(370.9)	660.9
Other revenue from ordinary activities	—	93.7	36.2	—	129.9
Other expenses from ordinary activities	—	(76.2)	(16.5)	—	(92.7)
Dividend income from controlled entities	16.1	—	—	(16.1)	—
Profit from ordinary activities before finance and income tax expense	377.6	579.2	128.3	(387.0)	698.1
Interest income	—	0.3	0.3	—	0.6
Borrowing costs	—	(103.7)	(1.2)	—	(104.9)
Profit from ordinary activities before income tax expense	377.6	475.8	127.4	(387.0)	593.8
Income tax benefit (expense) relating to ordinary activities	4.0	(188.0)	(22.5)	(1.6)	(208.1)
Net profit	381.6	287.8	104.9	(388.6)	385.7
Net profit attributable to outside equity interests	—	(2.3)	(1.8)	—	(4.1)
Net profit attributable to members of Rinker Group Limited	381.6	285.5	103.1	(388.6)	381.6
Increase (decrease) in currency translation reserve arising on translation of self-sustaining foreign operations	—	(235.1)	(8.8)	(1.8)	(245.7)
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	(235.1)	(8.8)	(1.8)	(245.7)
Total changes in equity other than those resulting from transactions with owners as owners	381.6	50.4	94.3	(390.4)	135.9

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	US$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31 2005	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATAION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED

CURRENT ASSETS
Cash assets	372.6	195.5	20.1	—	588.2
Receivables	4.9	418.9	278.6	(112.1)	590.3
Inventories	—	214.7	62.4	23.8	300.9
Other current assets	—	17.5	6.1	—	23.6
Current assets	377.5	846.6	367.2	(88.3)	1,503.0

NON-CURRENT ASSETS
Receivables	335.9	6.1	834.6	(1,095.2)	81.4
Inventories	—	51.3	—	—	51.3
Equity accounted investment in subsidiaries	276.4	—	—	(276.4)	—
Investments accounted for using the equity method	—	4.5	158.0	—	162.5
Other financial assets	1,656.6	22.5	—	(1,656.6)	22.5
Property, plant and equipment	—	1,300.1	458.2	—	1,758.3
Intangibles	—	749.2	12.6		761.8
Deferred income tax assets	31.7	56.1	—	(12.1)	75.7
Other non-current assets	0.9	24.1	18.9	—	43.9
Non-current assets	2,301.5	2,213.9	1,482.3	(3,040.3)	2,957.4
Total assets	2,679.0	3,060.5	1,849.5	(3,128.6)	4,460.4

CURRENT LIABILITIES
Payables	3.1	347.8	274.4	(130.6)	494.7
Interest-bearing liabilities	—	251.8	5.3	—	257.1
Income tax liabilities	6.8	19.9	—	—	26.7
Provisions	—	57.5	15.1	—	72.6
Current liabilities	9.9	677.0	294.8	(130.6)	851.1

NON-CURRENT LIABILITIES
Payables	21.4	46.2	—	(20.9)	46.7
Interest-bearing liabilities	—	900.5	766.2	(1,055.8)	610.9
Deferred income tax liabilities	34.1	203.0	—	9.2	246.3
Provisions	1.1	52.7	31.8	—	85.6
Non-current liabilities	56.6	1,202.4	798.0	(1,067.5)	989.5
Total liabilities	66.5	1,879.4	1,092.8	(1,198.1)	1,840.6
Net assets	2,612.5	1,181.1	756.7	(1,930.5)	2,619.8

EQUITY
Contributed equity	1,475.9	785.5	499.7	(1,285.2)	1,475.9
Reserves	146.1	—	152.6	(71.1)	227.6
Retained profits	990.5	388.3	104.4	(574.2)	909.0
Equity attributable to members of Rinker Group Limited	2,612.5	1,173.8	756.7	(1,930.5)	2,612.5
Outside equity interests in controlled entities	—	7.3	—	—	7.3
Total equity	2,612.5	1,181.1	756.7	(1,930.5)	2,619.8

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	US$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31 2004	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	OTHER CONSOLIDATION ADJUSTMENTS	RINKER GROUP COMBINED

CURRENT ASSETS
Cash assets	242.9	60.5	25.3	(0.2)	328.5
Receivables	6.5	372.4	271.7	(112.1)	538.5
Inventories	—	193.1	57.1	13.7	263.9
Other current assets	30.8	17.2	5.9	0.9	54.8
Current assets	280.2	643.2	360.0	(97.7)	1,185.7

NON-CURRENT ASSETS
Receivables	333.9	3.7	807.3	(1,055.1)	89.8
Inventories	—	42.1	—	—	42.1
Equity accounted investment in subsidiaries	29.2	—	—	(29.2)	—
Investments accounted for using the equity method	—	4.3	139.1	—	143.4
Other financial assets	1,622.0	13.5	—	(1,622.0)	13.5
Property, plant and equipment	—	1,299.6	416.1	—	1,715.7
Intangibles	—	826.4	12.4	—	838.8
Deferred income tax assets	13.1	41.3	15.7	(9.9)	60.2
Other non-current assets	0.8	22.1	18.7	(0.8)	40.8
Non-current assets	1,999.0	2,253.0	1,409.3	(2,717.0)	2,944.3
Total assets	2,279.2	2,896.2	1,769.3	(2,814.7)	4,130.0

CURRENT LIABILITIES
Payables	1.8	337.4	260.5	(139.9)	459.8
Interest-bearing liabilities	—	4.1	13.3	—	17.4
Income tax liabilities	—	16.6	42.0	(0.9)	57.7
Provisions	—	67.0	21.9	—	88.9
Current liabilities	1.8	425.1	337.7	(140.8)	623.8

NON-CURRENT LIABILITIES
Payables	0.6	19.2	0.2	(0.6)	19.4
Interest-bearing liabilities	—	1,203.8	735.4	(1,026.8)	912.4
Deferred income tax liabilities	0.1	182.4	34.1	6.2	222.8
Provisions	1.0	42.9	27.1	—	71.0
Non-current liabilities	1.7	1,448.3	796.8	(1,021.2)	1,225.6
Total liabilities	3.5	1,873.4	1,134.5	(1,162.0)	1,849.4
Net assets	2,275.7	1,022.8	634.8	(1,652.7)	2,280.6

EQUITY
Contributed equity	1,497.1	785.5	493.3	(1,278.8)	1,497.1
Reserves	115.1	—	134.3	(52.8)	196.6
Retained profits	663.5	232.4	7.2	(321.1)	582.0
Equity attributable to members of Rinker Group Limited	2,275.7	1,017.9	634.8	(1,652.7)	2,275.7
Outside equity interests in controlled entities	—	4.9	—	—	4.9
Total equity	2,275.7	1,022.8	634.8	(1,652.7)	2,280.6

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	A$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31 2005	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATIONS AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	OTHER CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED

CURRENT ASSETS
Cash assets	483.1	253.5	26.0	—	762.6
Receivables	6.3	543.1	361.2	(145.3)	765.3
Inventories	—	278.4	80.9	30.9	390.2
Other current assets	—	22.6	7.9	—	30.5
Current assets	489.4	1,097.6	476.0	(114.4)	1,948.6

NON-CURRENT ASSETS
Receivables	435.5	7.9	1,082.1	(1,419.9)	105.6
Inventories	—	66.5	—	—	66.5
Equity accounted investment in subsidiaries	358.3	—	—	(358.3)	—
Investments accounted for using the equity method	—	5.9	204.8	—	210.7
Other financial assets	2,147.8	29.2	—	(2,147.8)	29.2
Property, plant and equipment	—	1,685.6	594.1	—	2,279.7
Intangibles	—	971.3	16.4	—	987.7
Deferred income tax assets	41.1	72.7	—	(15.7)	98.1
Other non-current assets	1.2	31.2	24.5	—	56.9
Non-current assets	2,983.9	2,870.3	1,921.9	(3,941.7)	3,834.4
Total assets	3,473.3	3,967.9	2,397.9	(4,056.1)	5,783.0

CURRENT LIABILITIES
Payables	4.1	451.0	355.6	(169.3)	641.4
Interest-bearing liabilities	—	326.4	6.9	—	333.3
Income tax liabilities	8.8	25.8	—	—	34.6
Provisions	—	74.5	19.7	—	94.2
Current liabilities	12.9	877.7	382.2	(169.3)	1,103.5

NON-CURRENT LIABILITIES
Payables	27.7	59.8	—	(27.0)	60.5
Interest-bearing liabilities	—	1,167.5	993.4	(1,368.8)	792.1
Deferred income tax liabilities	44.2	263.2	—	12.0	319.4
Provisions	1.4	68.3	41.2	—	110.9
Non-current liabilities	73.3	1,558.8	1,034.6	(1,383.8)	1,282.9
Total liabilities	86.2	2,436.5	1,416.8	(1,553.1)	2,386.4
Net assets	3,387.1	1,531.4	981.1	(2,503.0)	3,396.6

EQUITY
Contributed equity	2,255.8	1,177.5	821.4	(1,998.9)	2,255.8
Reserves	16.4	(291.4)	8.1	(69.4)	(336.3)
Retained profits	1,114.9	635.8	151.6	(434.7)	1,467.6
Equity attributable to members of Rinker Group Limited	3,387.1	1,521.9	981.1	(2,503.0)	3,387.1
Outside equity interests in controlled entities	—	9.5	—	—	9.5
Total equity	3,387.1	1,531.4	981.1	(2,503.0)	3,396.6

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	A$ MILLION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31 2004	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	OTHER CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
CURRENT ASSETS
Cash assets	321.6	79.9	33.6	—	435.1
Receivables	8.6	493.6	359.8	(148.8)	713.2
Inventories	—	255.8	75.6	18.1	349.5
Other current assets	40.8	22.7	7.8	1.2	72.5
Current assets	371.0	852.0	476.8	(129.5)	1,570.3

NON-CURRENT ASSETS
Receivables	442.1	5.0	1,069.0	(1,397.1)	119.0
Inventories	—	55.7	—	—	55.7
Equity accounted investment in subsidiaries	38.4	—	—	(38.4)	—
Investments accounted for using the equity method	—	5.7	184.2	—	189.9
Other financial assets	2,147.8	17.8	—	(2,147.8)	17.8
Property, plant and equipment	—	1,720.8	551.0	—	2,271.8
Intangibles	—	1,094.3	16.4	—	1,110.7
Deferred income tax assets	17.4	54.7	20.8	(13.2)	79.7
Other non-current assets	1.3	29.4	24.6	(1.3)	54.0
Non-current assets	2,647.0	2,983.4	1,866.0	(3,597.8)	3,898.6
Total assets	3,018.0	3,835.4	2,342.8	(3,727.3)	5,468.9

CURRENT LIABILITIES
Payables	2.4	447.2	345.0	(185.7)	608.9
Interest-bearing liabilities	—	5.4	17.6	—	23.0
Income tax liabilities	—	22.0	55.6	(1.2)	76.4
Provisions	—	88.8	29.0	—	117.8
Current liabilities	2.4	563.4	447.2	(186.9)	826.1

NON-CURRENT LIABILITIES
Payables	0.8	25.4	0.3	(0.8)	25.7
Interest-bearing liabilities	—	1,594.0	973.8	(1,359.6)	1,208.2
Deferred income tax liabilities	0.1	241.5	45.1	8.4	295.1
Provisions	1.4	56.8	35.8	—	94.0
Non-current liabilities	2.3	1,917.7	1,055.0	(1,352.0)	1,623.0
Total liabilities	4.7	2,481.1	1,502.2	(1,538.9)	2,449.1
Net assets	3,013.3	1,354.3	840.6	(2,188.4)	3,019.8

EQUITY
Contributed equity	2,286.2	1,177.5	821.4	(1,998.9)	2,286.2
Reserves	16.4	(268.2)	8.5	(61.0)	(304.3)
Retained profits	710.7	438.5	10.7	(128.5)	1,031.4
Equity attributable to members of Rinker Group Limited	3,013.3	1,347.8	840.6	(2,188.4)	3,013.3
Outside equity interests in controlled entities	—	6.5	—	—	6.5
Total equity	3,013.3	1,354.3	840.6	(2,188.4)	3,019.8

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	US$ MILLION
CONSOLIDATED STATEMENT OF CASH FLOWS YEAR ENDED MARCH 31 2005	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATIONS AND ITS CONTROLLED ENTITIES	NON- GUARANTOR COMPANIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	3.6	3,421.4	1,070.5	(3.6)	4,491.9
Payments to suppliers and employees	(10.2)	(2,729.7)	(908.9)	13.1	(3,635.7)
Dividends and distributions received	150.0	1.5	14.2	(150.0)	15.7
Interest received	30.2	0.6	2.5	(15.2)	18.1
Income taxes paid	(51.9)	(178.7)	(39.4)	39.4	(230.6)
Net receipt of income taxes under tax funding agreement	39.4	—	—	(39.4)	—
Net cash from operating activities	161.1	515.1	138.9	(155.7)	659.4

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets	—	(207.2)	(73.9)	—	(281.1)
Proceeds from sale of property, plant and equipment and other non-current assets	—	10.9	2.3	—	13.2
Purchase of controlled entities and businesses net of cash acquired	—	(31.7)	(1.5)	—	(33.2)
Proceeds from sale of interests in controlled entities and businesses	—	104.8	—	—	104.8
Loans and receivables advanced	—	—	(22.1)	—	(22.1)
Loans and receivables repaid	0.3	0.1	40.4	—	40.8
Net cash resulting from (used in) investing activities	0.3	(123.1)	(54.8)	—	(177.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayment of) proceeds from borrowings	—	(55.7)	(9.0)	4.2	(60.5)
Net financing of controlled entities	78.3	—	(79.8)	1.5	—
Dividends paid	(104.1)	(150.0)	—	150.0	(104.1)
Dividends paid to outside equity interests	—	(2.6)	—	—	(2.6)
Payments for Rinker Group Limited share buyback	(21.9)	—	—	—	(21.9)
Proceeds from issue of shares	0.7	—	—	—	0.7
Interest and other finance costs paid	—	(48.7)	(0.5)	—	(49.2)
Net cash (used in) financing activities	(47.0)	(257.0)	(89.3)	155.7	(237.6)

NET INCREASE (DECREASE) IN CASH HELD	114.4	135.0	(5.2)	—	244.2
Cash at the beginning of the financial year	242.9	60.5	25.3	(0.2)	328.5
Effect of exchange rate changes	15.3	—	—	0.2	15.5
Cash at the end of the financial year	372.6	195.5	20.1	—	588.2

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	US$ MILLION
CONSOLIDATED STATEMENT OF CASH FLOWS YEAR ENDED MARCH 31 2004	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR COMPANIES (a)	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	4.9	2,954.9	902.6	(5.2)	3,857.2
Payments to suppliers and employees	(15.4)	(2,335.5)	(790.9)	39.1	(3,102.7)
Dividends and distributions received	386.9	1.6	11.5	(386.9)	13.1
Interest received	12.6	0.4	3.7	(6.0)	10.7
Income taxes paid	(34.5)	(82.0)	(0.9)	(0.3)	(117.7)
Net cash from (used in) operating activities	354.5	539.4	126.0	(359.3)	660.6

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets	—	(178.9)	(59.3)	13.8	(224.4)
Proceeds from sale of property, plant and equipment and other non-current assets	—	27.6	11.2	(13.5)	25.3
Purchase of controlled entities and businesses net of cash acquired	—	(6.9)	(28.8)	(0.3)	(36.0)
Proceeds from sale of interests in controlled entities and businesses	—	4.3	—	—	4.3
Loans and receivables advanced	(2.4)	—	(13.9)	—	(16.3)
Loans and receivables repaid	39.4	2.5	13.4	(39.2)	16.1
Net cash resulting from (used in) investing activities	37.0	(151.4)	(77.4)	(39.2)	(231.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayments of) borrowings	0.6	(151.8)	(29.1)	(117.6)	(297.9)
Cash received from CSR Limited	—	149.9	—	42.7	192.6
Net financing of controlled entities	(86.1)	—	—	86.1	—
Dividends paid	(85.6)	(300.0)	(86.9)	386.9	(85.6)
Dividends paid to outside equity interests	—	(1.4)	—	—	(1.4)
Proceeds from issue of shares	0.5	—	—	0.1	0.6
Interest and other finance costs paid	—	(52.6)	(0.4)	—	(53.0)
Net cash (used in) from financing activities	(170.6)	(355.9)	(116.4)	398.2	(244.7)

NET INCREASE (DECREASE) IN CASH HELD	220.9	32.1	(67.8)	(0.3)	184.9
Cash at the beginning of the financial year	—	28.4	82.3	0.3	111.0
Effect of exchange rate changes	22.0	—	10.8	(0.2)	32.6
Cash at the end of the financial year	242.9	60.5	25.3	(0.2)	328.5

(a)          Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	US$ MILLION
CONSOLIDATED STATEMENT OF CASH FLOWS YEAR ENDED MARCH 31 2003	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR COMPANIES (a)	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	—	2,411.9	621.0	—	3,032.9
Payments to suppliers and employees	—	(1,935.7)	(503.6)	—	(2,439.3)
Dividends and distributions received	—	0.1	19.6	—	19.7
Interest received	—	0.5	0.1	—	0.6
Income taxes paid	—	(83.7)	(15.9)	—	(99.6)
Net cash from operating activities	—	393.1	121.2	—	514.3

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets	—	(97.6)	(31.6)	—	(129.2)
Proceeds from sale of property, plant and equipment and other non-current assets	—	28.3	15.4	—	43.7
Purchase of controlled entities and businesses net of cash acquired	—	(531.9)	—	—	(531.9)
Proceeds from sale of interests in controlled entities and businesses	—	26.0	—	—	26.0
Loans and receivables advanced	—	—	(2.3)	—	(2.3)
Loans and receivables repaid	—	1.2	—	—	1.2
Net cash (used in) from investing activities	—	(574.0)	(18.5)	—	(592.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayments of) borrowings	—	244.9	(21.2)	—	223.7
Net financing of controlled entities	—	11.8	(11.8)	—	—
Interest and other finance costs paid	—	(50.6)	(0.4)	—	(51.0)
Net cash resulting from (used in) financing activities	—	206.1	(33.4)	—	172.7

NET (DECREASE) INCREASE IN CASH HELD	—	24.5	70.0	—	94.5
Cash at the beginning of the financial year	—	3.8	11.0	—	14.8
Effect of exchange rate changes	—	—	1.7	—	1.7
Cash at the end of the financial year	—	28.3	82.7	—	111.0

(a)          Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	A$ MILLION
CONSOLIDATED STATEMENT OF CASH FLOWS YEAR ENDED MARCH 31 2005	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR COMPANIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	4.9	4,632.6	1,447.6	(4.9)	6,080.2
Payments to suppliers and employees	(13.9)	(3,703.6)	(1,233.5)	20.9	(4,930.1)
Dividends and distributions received	208.6	2.0	19.3	(208.6)	21.3
Interest received	40.7	0.7	3.4	(20.6)	24.2
Income taxes paid	(68.7)	(230.4)	(53.7)	53.7	(299.1)
Net receipt of income taxes under tax funding agreement	53.7	—	—	(53.7)	—
Net cash from (used in) operating activities	225.3	701.3	183.1	(213.2)	896.5
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets	—	(280.1)	(100.0)	—	(380.1)
Proceeds from sale of property, plant and equipment and other non-current assets	—	14.5	3.1	—	17.6
Purchase of controlled entities and businesses net of cash acquired	—	(43.1)	(2.0)	—	(45.1)
Proceeds from sale of interests in controlled entities and businesses	—	134.3	—	—	134.3
Loans and receivables advanced	—	—	(30.1)	—	(30.1)
Loans and receivables repaid	0.4	0.1	57.7	—	58.2
Net cash from (used in) investing activities	0.4	(174.3)	(71.3)	—	(245.2)
CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayment of) proceeds from borrowings	—	(76.4)	(10.8)	4.2	(83.0)
Net financing of controlled entities	107.8	—	(108.2)	0.4	—
Dividends paid	(141.4)	(208.6)	—	208.6	(141.4)
Dividends paid to outside equity interests	—	(3.5)	—	—	(3.5)
Payments for Rinker Group Limited share buyback	(31.3)	—	—	—	(31.3)
Proceeds from issue of shares	0.9	—	—	—	0.9
Interest and other finance costs paid	—	(66.1)	(0.7)	—	(66.8)
Net cash (used in) from financing activities	(64.0)	(354.6)	(119.7)	213.2	(325.1)
NET INCREASE (DECREASE) IN CASH HELD	161.7	172.4	(7.9)	—	326.2
Cash at the beginning of the financial year	321.6	79.9	33.6	—	435.1
Effect of exchange rate changes	(0.2)	1.2	0.3	—	1.3
Cash at the end of the financial year	483.1	253.5	26.0	—	762.6

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	A$ MILLION
CONSOLIDATED STATEMENT OF CASH FLOWS YEAR ENDED MARCH 31 2004	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR COMPANIES (a)	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	6.9	4,254.7	1,288.1	(6.9)	5,542.8
Payments to suppliers and employees	(22.0)	(3,371.4)	(1,134.5)	55.0	(4,472.9)
Dividends and distributions received	558.9	2.1	15.3	(558.9)	17.4
Interest received	17.5	0.7	5.2	(8.4)	15.0
Income taxes paid	(45.4)	(108.4)	(1.2)	(0.3)	(155.3)
Net cash from (used in) operating activities	515.9	777.7	172.9	(519.5)	947.0
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets	—	(255.3)	(84.6)	(0.3)	(340.2)
Proceeds from sale of property, plant and equipment and other non-current assets	—	39.1	15.8	0.1	55.0
Purchase of controlled entities and businesses net of cash acquired	—	(9.9)	(39.5)	0.2	(49.2)
Proceeds from sale of interests in controlled entities and businesses	—	5.8	—	—	5.8
Loans and receivables advanced	(3.1)	(0.1)	(20.1)	—	(23.3)
Loans and receivables repaid	60.5	3.8	19.8	(60.3)	23.8
Net cash from (used in) investing activities	57.4	(216.6)	(108.6)	(60.3)	(328.1)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayments of) borrowings	0.8	(234.5)	(52.5)	(169.3)	(455.5)
Cash received from CSR Limited	—	255.3	—	60.2	315.5
Net financing of controlled entities	(130.5)	—	—	130.5	—
Dividends paid	(122.8)	(444.0)	(114.9)	558.9	(122.8)
Dividends paid to outside equity interests	—	(1.8)	—	—	(1.8)
Proceeds from issue of shares	0.8	—	—	—	0.8
Interest and other finance costs paid	—	(74.6)	(0.5)	0.1	(75.0)
Net cash (used in) from financing activities	(251.7)	(499.6)	(167.9)	580.4	(338.8)
NET INCREASE (DECREASE) IN CASH HELD	321.6	61.5	(103.6)	0.6	280.1
Cash at the beginning of the financial year	—	47.1	137.0	0.7	184.8
Effect of exchange rate changes	—	(28.7)	0.2	(1.3)	(29.8)
Cash at the end of the financial year	321.6	79.9	33.6	—	435.1

(a)   Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

	A$ MILLION
CONSOLIDATED STATEMENT OF CASH FLOWS YEAR ENDED MARCH 31 2003	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR COMPANIES (a)	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	—	4,265.7	1,099.1	—	5,364.8
Payments to suppliers and employees	—	(3,433.4)	(881.2)	—	(4,314.6)
Dividends and distributions received	—	0.2	33.9	—	34.1
Interest received	—	0.9	0.3	—	1.2
Income taxes paid	—	(145.1)	(27.7)	—	(172.8)
Net cash from operating activities	—	688.3	224.4	—	912.7
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets	—	(170.9)	(62.6)	—	(233.5)
Proceeds from sale of property, plant and equipment and other non-current assets	—	50.5	27.1	—	77.6
Purchase of controlled entities and businesses net of cash acquired	—	(971.8)	—	—	(971.8)
Proceeds from sale of interests in controlled entities and businesses	—	45.5	—	—	45.5
Loans and receivables advanced	—	—	(3.9)	—	(3.9)
Loans and receivables repaid	—	2.5	—	—	2.5
Net cash (used in) investing activities	—	(1,044.2)	(39.4)	—	(1,083.6)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayments of) borrowings	—	465.2	(43.0)	—	422.2
Net financing of controlled entities	—	23.5	(23.5)	—	—
Interest and other finance costs paid	—	(88.7)	(0.9)	—	(89.6)
Net cash from (used in) financing activities	—	400.0	(67.4)	—	332.6
NET INCREASE (DECREASE) IN CASH HELD	—	44.1	117.6	—	161.7
Cash at the beginning of the financial year	—	7.0	21.0	—	28.0
Effect of exchange rate changes	—	(4.0)	(0.9)	—	(4.9)
Cash at the end of the financial year	—	47.1	137.7	—	184.8

(a)   Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

YEAR ENDED MARCH 31, 2005 US$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of net profit
Net profit attributable to members of Rinker Group Limited	432.6	305.9	103.5	(409.4)	432.6
Revaluation of non-current assets	—	5.4	5.5	—	10.9
Restructure and rationalization	—	(0.7)	(2.1)	—	(2.8)
Employee share plan	—	—	(0.7)	—	(0.7)
Other	—	(0.8)	—	—	(0.8)
Amortisation of goodwill written back	—	55.7	0.6	—	56.3
Loss on disposal	—	(8.0)	—	—	(8.0)
Superannuation (pension) fund	—	6.3	0.5	—	6.8
Post-retirement medical benefits	—	0.6	—	—	0.6
Derivatives and hedging	—	1.5	—	—	1.5
Unrecognised insurance debtors	—	—	—	—	—
Fair Value Adjustment	—	—	3.8	—	3.8
Retirement of long lived assets	—	(2.6)	(1.0)	—	(3.6)
Deferred tax assets (acquisition tax balances)	—	(0.9)	—	—	(0.9)
Lease expense	—	(1.1)			(1.1)
Stock award plan		11.1	1.8		12.9
Overburden removal	—	1.9	(0.5)	—	1.4
Deferred tax effect of US GAAP adjustments	—	(7.5)	(0.6)	—	(8.1)
Equity accounted result of subsidiaries	57.4	—	—	(57.4)	—
	57.4	60.9	7.3	(57.4)	68.2
US GAAP net profit attributable to member of Rinker Group Limited before cumulative change in accounting principles	490.0	366.8	110.8	(466.8)	500.8
Cumulative change in accounting principle for EITF 04-6, net of tax of US$5.8 million	—	(5.5)	(5.3)	—	(10.8)
US GAAP net profit attributable to members of Rinker Group Limited	490.0	361.3	105.5	(466.8)	490.0

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

AS AT MARCH 31, 2005 US$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of equity
Equity attributable to members of Rinker Group Limited	2,612.5	1,173.8	756.7	(1,930.5)	2,612.5

Net effect of US GAAP adjustments on items within the statement of financial position
CURRENT ASSETS
receivables (reclassify loans and receivables to associate entities)	—	—	(0.2)	—	(0.2)
deferred income tax assets (reclassification from non-current)	—	31.7	7.2	—	38.9
deferred income tax assets (derivative instruments and hedging)	—	—	—	—	—
inventory (overburden removal)	—	(0.4)	—	—	(0.4)
NON-CURRENT ASSETS
property, plant and equipment (revaluation)	—	(29.5)	(28.4)	—	(57.9)
property, plant & equipment (retirement of long lived assets)	—	15.7	1.0	—	16.7
intangibles (acquisition accounting goodwill)	—	48.8	7.0	—	55.8
intangibles (reverse capitalisation of tradenames)	—	(6.7)	—	—	(6.7)
intangibles (reverse SFAS 142 goodwill amortisation)	—	158.6	1.3	—	159.9
intangibles (superannuation (pension) fund)	—	1.3	—	—	1.3
intangibles (acquisition tax balances)	—	(4.5)	—	—	(4.5)
receivables (reclassify loans to associate entities)	—	—	(74.6)	—	(74.6)
deferred income tax assets (reclassification to current)	—	(31.7)	(7.2)	—	(38.9)
deferred income tax assets (minimum pension liability)	—	5.7	—	—	5.7
equity accounted result of subsidiaries	(2.4)	—	—	2.4	—
investments accounted for using the equity method (reclassify loans)		—	74.8	—	74.8
investments accounted for using the equity method (fair value adjustment)			(60.5)		(60.5)
investments accounted for using the equity method (gain on sale)			33.1	—	33.1
receivables (employee share loans)	—	—	(1.9)	—	(1.9)
other assets (stock award plans)	—	(6.5)	(1.8)	—	(8.3)
other assets (derivative instruments and hedging)	—	3.4	—	—	3.4
other assets (overburden removal)		(6.2)	(8.6)		(14.8)
CURRENT LIABILITIES
deferred income tax liabilities (reclassification from non-current)	—	(21.0)	(4.3)	—	(25.3)
provisions (restructure and rationalization)	—	—	—	—	—
provisions (accrued lease expenses)	—	(1.1)	—	—	(1.1)
NON-CURRENT LIABILITIES
other (superannuation (pension) fund)	—	—	—	—	—
other (minimum pension liability)	—	(19.2)	(0.1)	—	(19.3)
deferred income tax liabilities (acquisition accounting)	—	(53.1)	(6.3)	—	(59.4)
deferred income tax liabilities (reclassification to current)	—	21.0	4.3	—	25.3
deferred income tax liabilities (US GAAP adjustments)	—	(7.5)	(8.3)	—	(15.8)
other financial liabilities (derivative instruments and hedging)	—	(1.2)	—	—	(1.2)
provisions (post-retirement medical benefits)	—	(4.8)	—	—	(4.8)
provisions (retirement of long-lived assets)	—	(18.1)	(3.6)		(21.7)
	(2.4)	74.7	(77.1)	2.4	(2.4)
US GAAP equity attributable to members of Rinker Group Limited	2,610.1	1,248.5	679.6	(1,928.1)	2,610.1

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

YEAR ENDED MARCH 31, 2004 US$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of net profit
Net profit attributable to members of Rinker Group Limited	295.6	203.8	70.6	(274.4)	295.6
Revaluation of non-current assets	—	1.9	0.5	—	2.4
Restructure and rationalization	—	0.7	2.1	—	2.8
Employee shares and share loans (Universal share/option plan)	—	(0.6)	—	—	(0.6)
Other	—	(0.5)	—	—	(0.5)
Amortisation of goodwill written back	—	56.4	0.1	—	56.5
Superannuation (pension) fund	—	(0.5)	—	—	(0.5)
Post-retirement medical benefits	—	(5.5)	—	—	(5.5)
Derivatives and hedging	—	3.9	—	—	3.9
Unrecognised insurance debtors	—	4.3	—	—	4.3
Investments accounted for using the equity method	—	—	3.0	—	3.0
Retirement of long lived assets	—	0.9	0.9	—	1.8
Deferred tax assets (acquisition tax balances)	—	(3.6)	—	—	(3.6)
Deferred tax effect of US GAAP adjustments	—	(10.6)	(1.0)	—	(11.6)
Equity accounted result of subsidiaries	50.6	—	—	(50.6)	—
	50.6	46.8	5.6	(50.6)	52.4
US GAAP net profit attributable to member of Rinker
Group Limited before cumulative change in accounting principles	346.2	250.6	76.2	(325.0)	348.0
Cumulative change in accounting principle for SFAS 143, net of tax of US$1.1 million	—	(1.1)	(1.0)	—	(2.1)
US GAAP net profit attributable to members of Rinker Group Limited	346.2	249.5	75.2	(325.0)	345.9

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

AS AT MARCH 31, 2004 US$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of equity
Equity attributable to members of Rinker Group Limited	2,275.7	1,017.9	634.8	(1,652.7)	2,275.7

Net effect of US GAAP adjustments on items within the statement of financial position
CURRENT ASSETS
receivables (reclassify loans and receivables to associate entities)	—	—	(11.3)	—	(11.3)
deferred income tax assets (reclassification from non-current)	—	24.5	7.8	—	32.3
deferred income tax assets (derivative instruments and hedging)	—	1.7	—	—	1.7
NON-CURRENT ASSETS
property, plant and equipment (revaluation)	—	(34.9)	(33.5)	—	(68.4)
property, plant & equipment (retirement of long lived assets)	—	8.9	0.9	—	9.8
intangibles (acquisition accounting goodwill)	—	54.9	—	—	54.9
intangibles (reverse capitalisation of tradenames)	—	(5.9)	—	—	(5.9)
intangibles (reverse SFAS 142 goodwill amortisation)	—	110.9	0.7	—	111.6
intangibles (superannuation (pension) fund)	—	1.4	—	—	1.4
intangibles (acquisition tax balances)	—	(3.6)	—	—	(3.6)
receivables (reclassify loans to associate entities)	—	—	(84.6)	—	(84.6)
deferred income tax assets (reclassification to current)	(0.5)	(24.0)	(7.8)	—	(32.3)
deferred income tax assets (minimum pension liability)	—	6.6	—	—	6.6
equity accounted result of subsidiaries	(67.5)	—	—	67.5	—
investments accounted for using the equity method (reclassify loans)	—	—	96.0	—	96.0
investments accounted for using the equity method (fair value adjustment)	—	—	(63.1)	—	(63.1)
investments accounted for using the equity method (SAB 51 gain)	—	—	32.4	—	32.4
receivables (employee share loans)	(1.6)	—	—	—	(1.6)
CURRENT LIABILITIES
deferred income tax liabilities (reclassification from non-current)	—	(25.2)	(2.1)	—	(27.3)
restructure and rationalization	—	2.1	0.7	—	2.8
NON-CURRENT LIABILITIES
other (superannuation (pension) fund)	—	(4.9)	—	—	(4.9)
other (minimum pension liability)	—	(20.5)	—	—	(20.5)
deferred income tax liabilities (acquisition accounting)	—	(63.2)	—	—	(63.2)
deferred income tax liabilities (reclassification from non-current)	—	25.2	2.1	—	27.3
deferred income tax liabilities (US GAAP adjustments)	—	0.6	(9.6)	—	(9.0)
provisions (post-retirement medical benefits)	—	(5.5)	—	—	(5.5)
provisions (retirement of long-lived assets)	—	(10.0)	(1.3)	—	(11.3)
other financial liabilities (derivative instruments and hedging)	—	(9.7)	—	—	(9.7)
	(69.6)	29.4	(72.7)	67.5	(45.4)
US GAAP equity attributable to members of Rinker Group Limited	2,206.1	1,047.3	562.1	(1,585.2)	2,230.3

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

YEAR ENDED MARCH 31, 2003 US$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of net profit
Net profit attributable to members of Rinker Group Limited	215.7	160.1	59.4	(219.5)	215.7
Revaluation of non-current assets	—	4.7	2.9	—	7.6
Employee shares and share loans (Universal share/option plan)	(0.9)	—	—	—	(0.9)
Other	—	(0.5)	—	—	(0.5)
Amortisation of goodwill written back	—	47.0	0.1	—	47.1
Superannuation (pension) fund	—	2.0	—	—	2.0
Post-retirement medical benefits	—	—	—	—	—
Derivatives and hedging	—	(0.7)	—	—	(0.7)
Unrecognised insurance debtors	—	(1.4)	(2.3)	—	(3.7)
Executive option plan	(3.8)	—	—	—	(3.8)
Retirement of long lived assets (quarry/reclaimation)	—	—	—	—	—
Deferred tax effect of US GAAP adjustments	—	(4.4)	0.8	—	(3.6)
Equity accounted result of subsidiaries	48.2	—	—	(48.2)	—
	43.5	46.7	1.5	(48.2)	43.5
US GAAP net profit attributable to members of Rinker Group Limited	259.2	206.8	60.9	(267.7)	259.2

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

YEAR ENDED MARCH 31, 2005 A$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of net profit
Net profit attributable to members of Rinker Group Limited	585.2	413.7	140.8	(554.5)	585.2
Revaluation of non-current assets	—	6.9	7.2	—	14.1
Restructure and rationalization	—	(2.7)	(1.0)	—	(3.7)
Employee share plan	—	—	(0.9)	—	(0.9)
Other	—	(1.0)	—	—	(1.0)
Amortisation of goodwill written back	—	75.4	0.8	—	76.2
Loss on disposal	—	(10.3)	—	—	(10.3)
Superannuation (pension) fund	—	8.1	0.6	—	8.7
Post retirement medical benefit	—	0.9	—	—	0.9
Derivatives and hedging	—	1.4	—	—	1.4
Unrecognised insurance debtors	—	—	—	—	—
Fair Value Adjustment	—	—	5.1	—	5.1
Retirement of long lived assets	—	(3.5)	(1.3)	—	(4.8)
Deferred income tax assets (acquisition tax balances)	—	(1.2)	—	—	(1.2)
Lease expense		(1.4)	—		(1.4)
Stock awards plan		15.0	2.4		17.4
Overburden removal	—	2.5	(0.7)	—	1.8
Foreign currency translation reserve	—	(7.6)	—	—	(7.6)
Deferred tax effect of US GAAP adjustments	—	(10.1)	(0.8)	—	(10.9)
Equity accounted result of subsidiaries	69.9	—	—	(69.9)	—
	69.9	72.4	11.4	(69.9)	83.8
US GAAP net profit attributable to member of Rinker
Group Limited before cumulative change in accounting principles	655.1	486.1	152.2	(624.4)	669.0
Cumulative change in accounting principle for EITF 04-6, net of tax of A$7.5 million	—	(7.1)	(6.8)	—	(13.9)
US GAAP net profit attributable to members of Rinker Group Limited	655.1	479.0	145.4	(624.4)	655.1

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

AS AT MARCH 31 2005 A$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of equity
Equity attributable to members of Rinker Group Limited	3,387.1	1,521.9	981.1	(2,503.0)	3,387.1

Net effect of US GAAP adjustments on items within the statement of financial position
CURRENT ASSETS
receivables (reclassify loans and receivables to associate entities)	—	—	(0.3)	—	(0.3)
receivables (insurance)	—	—	—	—	—
deferred income tax assets (reclassification from non-current)	—	41.1	9.3	—	50.4
deferred income tax assets (derivative instruments and hedging)	—	—	—	—	—
inventory (overburden removal)	—	(0.5)	—	—	(0.5)
NON-CURRENT ASSETS
property, plant and equipment (revaluation and impairment)	—	(38.4)	(37.1)	—	(75.5)
property, plant & equipment (retirement of long-lived assets)	—	20.1	1.8	—	21.9
intangibles (acquisition accounting goodwill)	—	64.1	9.3	—	73.4
intangibles (reverse capitalisation of tradenames)	—	(8.6)	—	—	(8.6)
intangibles (reverse SFAS 142 goodwill amortisation)	—	205.8	1.7	—	207.5
intangibles (superannuation (pension) fund)	—	1.7	—	—	1.7
intangibles (acquisition tax balances)	—	(6.3)	—	—	(6.3)
receivables (reclassify loans to associate entities)	—	—	(96.7)	—	(96.7)
deferred income tax assets (reclassification to current)	—	(41.1)	(9.3)	—	(50.4)
deferred income tax assets (minimum pension liability)	—	7.2	—	—	7.2
equity accounted result of subsidiaries	(4.1)	—	—	4.1	—
investments accounted for using the equity method (reclassify loans)	—	—	97.0	—	97.0
investments accounted for using the equity method (fair value adjustment)	—	—	(78.5)	—	(78.5)
investments accounted for using the equity method (gain on sale)	—	—	43.0	—	43.0
receivables (employee share loans)	—	—	(2.5)	—	(2.5)
other assets (stock award plans)	—	(8.5)	(2.3)	—	(10.8)
other assets (derivative instruments and hedging)	—	4.4	—	—	4.4
other assets (overburden removal)	—	(8.0)	(11.1)	—	(19.1)
CURRENT LIABILITIES
deferred income tax liabilities (reclassification from non-current)		(27.2)	(5.6)	—	(32.8)
provisions (restructure and rationalization)	—	—	—		—
provisions (accrued lease expense)	—	(1.4)	—	—	(1.4)
NON-CURRENT LIABILITIES
other (superannuation (pension) fund)	—	—	—	—	—
other (minimum pension liability)	—	(24.9)	(0.1)	—	(25.0)
deferred income tax liabilities (acquisition accounting)	—	(68.8)	(8.3)	—	(77.1)
deferred income tax liabilities (reclassification to current)	—	27.2	5.6	—	32.8
deferred income tax liabilities (US GAAP adjustments)	—	(10.4)	(10.7)	—	(21.1)
deferred income tax liabilities (deriavative instruments and hedging)	—	(1.6)			(1.6)
provisions (post-retirement medical benefits)	—	(6.9)	—	—	(6.9)
provisions (retirement of long-lived assets)	—	(23.5)	(4.8)	—	(28.3)
other financial liabilities (derivative instruments and hedging)	—	—	—	—	—
	(4.1)	95.5	(99.6)	4.1	(4.1)
US GAAP equity attributable to members of Rinker Group Limited	3,383.0	1,617.4	881.5	(2,498.9)	3,383.0

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

YEAR ENDED MARCH 31 2004 A$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of net profit
Net profit attributable to members of Rinker Group Limited	426.8	295.7	103.0	(398.7)	426.8

Revaluation of non-current assets	—	2.6	0.8	—	3.4
Restructure and rationalization	—	2.8	1.0	—	3.8
Employee shares and share loans (Universal share/option plan)	—	(0.8)	—	—	(0.8)
Other	—	(0.8)	—	—	(0.8)
Amortisation of goodwill written back	—	80.9	0.4	—	81.3
Superannuation (pension) fund	—	(0.1)	(0.6)	—	(0.7)
Post retirement medical benefit	—	(8.0)	—	—	(8.0)
Derivatives and hedging	—	5.7	—	—	5.7
Unrecognised insurance debtors	—	6.2	—	—	6.2
Investments accounted for using the equity method	—	—	4.4		4.4
Retirement of long lived assets	—	1.3	1.3	—	2.6
Deferred income tax assets (acquisition tax balances)	—	(5.2)	—	—	(5.2)
Deferred tax effect of US GAAP adjustments	—	(15.7)	(1.1)	—	(16.8)
Equity accounted result of subsidiaries	75.1	—	—	(75.1)	—
	75.1	68.9	6.2	(75.1)	75.1
US GAAP net profit attributable to members of Rinker Group Limited before cumulative change in accounting principle	501.9	364.6	109.2	(473.8)	501.9
Cumulative change in accounting principle for SFAS 143, net of tax of A $1.9 million	—	(1.8)	(1.7)	—	(3.5)
US GAAP net profit attributable to members of Rinker Group Limited	501.9	362.8	107.5	(473.8)	498.4

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

AS AT MARCH 31 2004 A$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of equity
Equity attributable to members of Rinker Group Limited	3,013.3	1,347.8	840.6	(2,188.4)	3,013.3

Net effect of US GAAP adjustments on items within the statement of financial position
CURRENT ASSETS
receivables (reclassify loans and receivables to associate entities)	—	—	(15.0)	—	(15.0)
receivables (insurance)	—	—	—	—	—
deferred income tax assets (reclassification from non-current)	0.7	31.9	10.2	—	42.8
deferred income tax assets (derivative instruments and hedging)	—	2.5	—	—	2.5
NON-CURRENT ASSETS
property, plant and equipment (revaluation and impairment)	—	(46.0)	(44.3)	—	(90.3)
property, plant & equipment (retirement of long-lived assets)	—	11.8	1.2	—	13.0
intangibles (acquisition accounting goodwill)	—	73.6	—	—	73.6
intangibles (reverse capitalisation of tradenames)	—	(7.9)	—	—	(7.9)
intangibles (reverse SFAS 142 goodwill amortisation)	—	146.9	0.9	—	147.8
intangibles (superannuation (pension) fund)	—	1.9	—	—	1.9
intangibles (acquisition tax refunds)	—	(5.2)	—	—	(5.2)
receivables (reclassify loans to associate entities)	—	—	(112.1)	—	(112.1)
deferred income tax assets (reclassification to current)	(0.7)	(31.9)	(10.2)	—	(42.8)
deferred income tax assets (minimum pension liability)	—	8.8	—	—	8.8
equity accounted result of subsidiaries	(90.2)	—	—	90.2	—
investments accounted for using the equity method (reclassify loans)	—	—	127.1	—	127.1
investments accounted for using the equity method (fair value adjustment)	—	—	(83.6)	—	(83.6)
investments accounted for using the equity method (SAB 51 gain)	—	—	43.0	—	43.0
receivables (employee share loans)	(2.1)	—	—	—	(2.1)
CURRENT LIABILITIES					—
deferred income tax liabilities (reclassification from non-current)	0.1	(33.4)	(2.9)	—	(36.2)
restructure and rationalization	—	1.0	2.8	—	3.8
NON-CURRENT LIABILITIES
other (superannuation (pension) fund)	—	(6.3)	—	—	(6.3)
other (minimum pension liability)	—	(27.1)	—	—	(27.1)
deferred income tax liabilities (acquisition accounting)	—	(83.6)	—	—	(83.6)
deferred income tax liabilities (reclassification to current)	(0.1)	33.4	2.9	—	36.2
deferred income tax liabilities (US GAAP adjustments)	—	0.6	(12.6)	—	(12.0)
provisions (post-retirement medical benefits)	—	(8.0)	—	—	(8.0)
provisions (retirement of long-lived assets)	—	(13.2)	(1.7)	—	(14.9)
other financial liabilities (derivative instruments and hedging)	—	(12.8)	—	—	(12.8)
	(92.3)	37.0	(94.3)	90.2	(59.4)
US GAAP equity attributable to members of Rinker Group Limited	2,921.0	1,384.8	746.3	(2,098.2)	2,953.9

41           RINKER MATERIALS AND ITS CONTROLLED ENTITIES (CONTINUED)

YEAR ENDED MARCH 31 2003 A$ MILLION	RINKER GROUP LIMITED	RINKER MATERIALS CORPORATION AND ITS CONTROLLED ENTITIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATION ADJUSTMENTS	RINKER GROUP CONSOLIDATED
Reconciliation of net profit
Net profit attributable to members of Rinker Group Limited	381.6	285.5	103.1	(388.6)	381.6

Revaluation of non-current assets	—	8.3	5.2	—	13.5
Employee shares and share loans (Universal share/option plan)	(1.7)	—	—	—	(1.7)
Other	—	(0.9)	—	—	(0.9)
Amortisation of goodwill written back	—	82.6	0.4	—	83.0
Superannuation (pension) fund	—	3.6	—	—	3.6
Derivatives and hedging	—	(1.2)	—	—	(1.2)
Unrecognised insurance debtors	—	(2.3)	(3.9)	—	(6.2)
Executive option plan	(6.8)	—	—	—	(6.8)
Deferred tax effect of US GAAP adjustments	—	(7.8)	1.4	—	(6.4)
Equity accounted result of subsidiaries	85.4	—	—	(85.4)	—
	76.9	82.3	3.1	(85.4)	76.9
US GAAP net profit attributable to members of Rinker Group Limited	458.5	367.8	106.2	(474.0)	458.5