Form 20-F
period 2006-03-31
RINKER GROUP LTD
filed 2006-05-23
CIK 1228028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2006

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  001-31823

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual report:

Ordinary shares, fully paid    910,116,219

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒   No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17  ☐   Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐   No  ☒

(1)  Not for trading but only in connection with the listing of the American Depositary Shares.

(2)  Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

TABLE OF CONTENTS

Australian Adoption of A-IFRS	4

Certain definitions	4

Where you can find more information about Rinker Group Limited	6

Forward-Looking Statements	6

Item 1	Identity of Directors, Senior Management and Advisors	7

Item 2	Offer Statistics and Expected Timetable	7

Item 3	Key Information	7
Currency of Presentation and Exchange Rates	7
A.	Selected Financial Data - US Dollars	8
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	10
E.	Supplementary Information - Australian Dollar/Exchange Rates	15

Item 4	Information on the Rinker group	16
A.	History and Development of the Rinker group	17
B.	Business Overview	19
C.	Organizational Structure	36
D.	Description of Property, Plant And Equipment	37

Item 5	Operating and Financial Review and Prospects	40
Significant Events in fiscal year 2006	40
Events subsequent to March 31, 2006		40
Basis of preparation and presentation		41
Critical accounting policies		41
A.	Management discussion and analysis of the financial results	45
B.	Liquidity and Capital Resources	61
C.	Research and Development, Patents and Licenses	67
D.	Trend Information	67
E.	Off-balance sheet financial arrangements	67
F.	Contractual obligations and commercial commitments	68
G.	Major restructuring and rationalization charges	68
H.	Details of defined benefit pension plans	68

Item 6	Directors, Senior Executives, and Employees	71
A.	Details of Directors and Senior Executives	71
B.	Compensation Details of Key Management Personnel	76
C.	Board Practices and Corporate Governance	99
D.	Employees	117
E.	Share Ownership	118

Item 7	Major Shareholders and Related Party Transactions	119
A.	Major Shareholders	119
B.	Related Party Transactions	119
C.	Interests of Experts and Counsel	119

Item 8	Financial Information	120
A.	Consolidated Statements and Other Financial Information	120

B.	Significant Changes	122

Item 9	The Offer and Listing	122
A.	Listing Details	122
B.	Plan of Distribution	123
C.	Markets	123
D.	Selling Shareholders	123
E.	Dilution	123
F.	Expenses of the Issue	124

Item 10	Additional Information	124
A.	Share Capital	124
B.	Overview of the Rinker constitution	124
C.	Material Contracts	127
D.	Exchange Controls	129
E.	Taxation	129
F.	Dividends and Paying Agents	134
G.	Statement by Experts	134
H.	Documents on Display	134
I.	Subsidiary Information	134
J.	Enforcement of Civil Liabilities	134

Item 11	Quantitative and Qualitative Disclosures about Market Risks	134

Item 12	Description of Securities Other Than Equity Securities	135

Item 13	Defaults, Dividend Arrearages and Delinquencies	135

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	136

Item 15	Controls and Procedures	136

Item 16	Other matters	137
A.	Audit Committee Financial Expert	137
B.	Code of Ethics	137
C.	Principal Accountant Fees and Services	137
D.	Exemptions from the Listing Standards for Audit Committee	139
E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	140

Item 17	Financial Statements	141

Item 18	Financial Statements	141

EXHIBITS		142

Australian Adoption of Australian Equivalents to International Financial Reporting Standards

Rinker has adopted Australian Equivalents to International Financial Reporting Standards (A-IFRS) for its current fiscal year ended March 31, 2006.  Accordingly, Rinker’s accounting policies have now been amended to ensure consistency with A-IFRS and results shown for fiscal year 2006 have been prepared under those A-IFRS accounting policies.

In addition, results shown for the year ended March 31, 2005 have been restated to be comparable to the current year.

The principal impact of A-IFRS on reported results is the reduction in goodwill amortization expense to zero.  Prior to the adoption of A-IFRS Rinker’s goodwill amortization expense during the year ended March 31, 2005 was US$56.3 million.  Additional information is included in Note 1 in the financial statements included elsewhere in this annual report.

Compliance with A-IFRS ensures compliance with International Financial Reporting Standards.

Certain definitions

The fiscal year for Rinker ends on March 31.  As used throughout this annual report, unless otherwise stated or the context otherwise requires, the fiscal year ended March 31, 2006 is referred to as fiscal year 2006 and other fiscal years are referred to in a corresponding manner.  All other references to years are specified and relate to calendar years.

References to tonnes herein are to metric tonnes, each of which equals approximately 2,205 pounds or 1.102 short tons.  Certain measures of distance referred to herein are stated in kilometers, each of which equals approximately 0.62 miles.  Certain measures of area referred to herein are stated in square kilometers or hectares; one square kilometer equals 0.3861 square miles and one hectare equals 2.47 acres.  Certain measures of volume referred to herein are stated in cubic meters, each of which equals approximately 1.31 cubic yard.

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

Unless otherwise indicated, all references in this annual report to:

“A-IFRS” means Australian equivalents to International Financial Reporting Standards, which are currently the accounting principles generally accepted in Australia.

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

“Consolidated” means, in relation to the financial statements for the year ended March 31, 2006 and 2005, the consolidated financial statements for Rinker Group Limited and controlled entities.

 “CSR” means CSR Limited, ABN 90 000 001 276, an Australian company.

“CSR group” means CSR and the entities that CSR must consolidate under A-IFRS.

“EBIT” means profit before finance and income tax expense in accordance with A-IFRS.

“finance” means borrowing costs net of interest income.

“financial statements” means: (i) the audited consolidated balance sheets of the Rinker group as at March 31, 2006 and 2005; and (ii) the audited consolidated income statements, statements of recognized income and expense, and cashflow statements of the Rinker group for each of the one-year periods ended March 31 for the years 2006 and 2005, together with accompanying notes included herein at pages F-1 to F-63.

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

“Readymix” means Rinker Australia Pty Limited, ABN 87 099 732 297, an Australian corporation, and its subsidiaries.

 “Rinker” means Rinker Group Limited, ABN 53 003 433 118, an Australian corporation.

“Rinker Materials” means Rinker Materials Corporation, a company incorporated in Georgia, and its subsidiaries.

“Rinker group” means Rinker and its consolidated entities.

“SEC” means the Securities and Exchange Commission.

“Superseded Australian GAAP” means accounting principles accepted in Australia, prior to the adoption of A-IFRS.

 “trading revenue” means revenue received from customers (net of discounts, returns and allowances), including fees for services as agent, rents and royalties.

“US GAAP” means accounting principles generally accepted in the United States of America.

Where you can find more information about Rinker Group Limited

Rinker is subject to the reporting obligations contained in the Securities Exchange Act of 1934.  You may read and copy any document that Rinker files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  Rinker’s filings with the SEC are available over the Internet at the SEC’s website at www.sec.gov.  Copies of these filings can also be obtained from Rinker upon request.  Requests should be directed to Rinker Group Limited, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales 2067, Australia; Attention: Investor Relations.  Telephone requests may be directed to the attention of Investor Relations at  +61 2 9412 6608.

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

Item 3           Key Information

Currency of Presentation and Exchange Rates

Rinker Materials maintains its financial records in US dollars and Readymix maintains its financial records in Australian dollars.  Under A-IFRS, Rinker’s presentation currency is US$, although Rinker intends to continue to disclose Readymix results in both US$ and A$.   In this annual report, unless otherwise specified herein or the context requires, references to “US$” or “US dollars” are to United States dollars and references to “A$” or “Australian dollars” are to Australian dollars.

For the year ended March 31, 2006, around 80% of the Rinker group’s trading revenue was generated by Rinker Materials in the United States.  For the years ended March 31, 2006 and 2005 there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses.  As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the United States and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency.  Set out below is selected financial data for the Rinker group in US dollars.

For the purposes of this annual report, A$ transactions are translated into US$ at the average of the hedge settlement rate at the end of each month in the period presented and A$ balances are translated into US$ at the hedge settlement rate at fiscal year end, consistent with the requirements of A-IFRS and US GAAP.

The following are the average of the monthly rates expressed in US dollars per A$1.00 that have been used to translate Readymix A$ transaction amounts in this annual report:

Year ended March 31, 2006	0.7471
Year ended March 31, 2005	0.7357

Unless otherwise stated the following year-end rates, expressed in US dollars per A$1.00 have been used to translate Readymix A$ balances at March 31 into US dollars in this annual report:

March 31, 2006	0.7155
March 31, 2005	0.7713

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

The US GAAP financial statements and other information for the fiscal years ended March 31, 2003 and 2002 have been prepared on a carve-out basis and include the balance sheet, income statement and cash flows of Rinker Materials US businesses and the Readymix businesses that were transferred to the Rinker group from CSR prior to the demerger of Rinker group from CSR effective March 28, 2003.  These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the business as if the Rinker group had been a separate economic entity inclusive of all of these businesses for all periods presented.  The historical financial information presented for fiscal years prior to 2004 is not indicative of the Rinker group’s future financial performance.

The balance sheet data as of March 31, 2006 and 2005 and income statement data for the years ended March 31, 2006 and 2005, set forth below are derived from, and are qualified in their entirety by reference to, the Rinker group’s audited financial statements that are included elsewhere in this annual report. With respect to the US GAAP selected financial data, information for the Rinker group is provided for fiscal years 2006, 2005, 2004, 2003 and 2002.

The Rinker group’s financial statements are prepared in accordance with A-IFRS, which differs in certain material respects from US GAAP.  See Note 40 to the financial statements that are included elsewhere in this annual report for a description of the principal differences between A-IFRS and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders’ equity for the years and as at the dates therein indicated.

As permitted by SEC Form 20-F, historical data for fiscal year 2004 and prior fiscal years has not been prepared under A-IFRS and therefore has not been presented for comparative purposes.

	As of and for the year ended March 31
	in $ millions except number of shares, per share data and employees
	Note	2006	2005
		US$	US$
Amounts in accordance with A-IFRS
Balance Sheet Data
Total assets		4,457	4,419
Total liabilities		1,770	1,868
Contributed equity		1,139	1,476
Net assets		2,687	2,551

Income Statement Data
Trading revenue		5,108	4,310
Profit before finance and income tax expense (“EBIT”)	(1)	1,146	775

Borrowing costs net of interest income (“finance costs”)		(20)	(32)

Income tax expense		(382)	(245)

Net profit attributable to minority interests		3	5

Net profit attributable to members of Rinker	(2)	740	493

Per Share Information
Weighted average number of ordinary shares (millions)
Basic		919.8	941.2
Diluted		922.6	942.2
Basic and diluted earnings (US dollars) per share
Basic		0.80	0.52
Diluted		0.80	0.52
Dividends provided for (US dollars) per share	(3)	0.21	0.11

Other
Capital Expenditure – Operating	(4)	198	193
Capital Expenditure – Development	(5)	347	121
Depreciation, depletion and amortization		209	195
Employees at fiscal year end		14,358	13,279

		As of and for the year ended March 31
		US$ in millions except per share data
	Note	2006	2005	2004	2003	2002
Amounts in accordance with US GAAP
Total assets		4,535	4,581	4,206	3,815	2,845
Net assets		2,727	2,617	2,235	1,785	1,272
Trading revenue		5,108	4,312	3,706	2,956	2,577
Net profit attributable to members of Rinker	(2)	738	490	346	259	168
Basic earnings (US dollars) per share	(6) (7)	0.80	0.52	0.37	0.27	0.18
Diluted earnings (US dollars) per share	(6) (7)	0.80	0.52	0.37	0.27	0.18
Dividends provided for or paid per share	(3)	0.21	0.11	0.09	0.01	—

(1)   Throughout this annual report “EBIT” means profit before finance and income tax expense in accordance with A-IFRS.

(2)   Income from continuing operations is the same as net profit attributable to members of Rinker, and income from continuing operations per share is the same as basic earnings per share.

(3)   Dividends shown for 2006, 2005 and 2004 represent the amounts provided for.  The dividends in 2003 represent amounts paid to CSR when Rinker was a wholly owned subsidiary.  Dividend per share information for fiscal years 2003 and 2002 has therefore been based on the 944.7 million shares issued and outstanding subsequent to the demerger. These amounts are not necessarily representative of the amounts that would have been paid if Rinker had been a separate publicly listed company.

(4)   Operating capital expenditure represents capital expenditure required to maintain existing operating capabilities.

 (5)  Development capital expenditure represents capital expenditure to acquire businesses, expand operating capabilities and extend market coverage.

(6)   As a result of the demerger from CSR, 944.7 million Rinker ordinary shares were listed on the ASX on March 31, 2003 (on a deferred settlement basis), prior to being issued on April 11, 2003.   Prior to that time Rinker was a 100% owned subsidiary of CSR.  The weighted average number of ordinary shares assumes that same number of shares existed throughout fiscal years 2003 and 2002.

(7)   During the year ended March 31, 2005 Rinker issued 0.2 million shares as part of the Employee Universal Share Plan “USP”.  During the year ended March 31, 2006, Rinker purchased 31.1 million shares as part of an on-market buy-back.  See “Item 16E – Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

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

The activity of businesses in the Rinker group is dependent on the level of activity in the construction industry in the various regional markets in the United States and in Australia where Rinker group companies operate.  The construction industry in a given geographic market has historically tended to be cyclical.   Within each geographic region construction industry spending can vary significantly from peak to trough through the business cycle.   The construction industry is also very sensitive to fluctuations in general economic activity in the particular economy.  Rinker estimates that a 1% revenue change related to volumes across the Rinker group as a whole, without regard to the different cycles within each industry, region, or market, would have an annual impact on revenue of approximately US$51 million and on EBIT of approximately US$12 million. Rinker is not able to predict the timing, extent or duration of the business cycles or economic downturns in the construction industry in the geographic regions in which Rinker group companies operate.   Because many of Rinker group’s costs are fixed, if an extended downturn in one or more segments of the construction industry occurs, particularly in Florida or Arizona in the US or in Australia, companies in the Rinker group may not readily be able to reduce their costs in proportion to the extent of the downturn.  Any significant or extended downturn in the construction industry in those geographic regions will negatively affect the Rinker group’s financial performance and condition where revenues fail to grow or fall and costs do not move to compensate.  An overview of the United States and Australian markets is included in “Item 4 – Information on the Rinker group”.

The Rinker group’s operations are dependent to a significant extent on demand in selected key US states and the Rinker group’s revenues and hence profits in future periods may fluctuate with the underlying industry economic cycle of those states.

A significant proportion of the Rinker group’s revenue was generated from Florida (44%) and Arizona (13%) in the year ended March 31, 2006.  As a result, fluctuations in the underlying economic cycle may result in variations in EBIT in similar proportion to the overall margin impact on Rinker as previously described for the construction industry cycle.  The Rinker group is especially dependent on market demand for its heavy building materials products in those markets.  A downturn in demand in the residential or other heavy building materials markets in these states could have a significant adverse impact on the Rinker group’s financial performance and condition where revenues fail to grow or fall and costs do not move to compensate.  Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt could also have a material adverse effect on Rinker.  See Legal Proceedings in “Item 8.A. Consolidated Statements and Other Financial Information” on page 120.

Government funded construction activity in the US may be lower in future periods and the Rinker group’s revenues and profits in future periods may fluctuate depending on the level of Government funding of civil construction.

The Rinker group’s largest exposure to the US civil construction sector is in roads, highways and bridges.  Approximately 13% of the Rinker group’s revenue for the year ended March 31, 2006 is estimated to be related to the US civil construction sector.    Any significant decrease in future US federal or state infrastructure funding levels may negatively affect the Rinker group’s financial performance and condition where revenues fall and costs do not move to compensate.

Rinker group’s operations depend on securing and permitting aggregate reserves that can be supplied economically to growing markets.

Construction aggregates are bulky and the cost to transport may surpass the cost of material.  Generally, aggregate is supplied from local quarries.  New quarry sites often take a number of years to develop and must be planned well in advance.  As communities grow, existing quarry locations may be depleted, or quarry production may be restricted by additional regulation and some of the most attractive sites for new quarries may be used for other building, or may be difficult to permit for quarrying.  To meet forecasted needs, Rinker’s strategy is to secure additional land and permits in target markets where possible, and to develop the distribution network to transport aggregates by truck, rail and water in order to maintain economic sources of supply.   Certain quarry permits in South Florida are currently being challenged.  See Legal Proceedings in “Item 8.A. Consolidated Statements and Other Financial Information” on page 120.

The Rinker group has grown significantly through acquisitions and may be unable to continue its growth by this means if suitable opportunities cannot be identified. The Rinker group’s performance is also affected by its ability to integrate any acquisitions into its existing operations.

The Rinker group has grown significantly in recent years through a series of bolt on acquisitions, the most recent major acquisition being Kiewit in September 2002.  A key element of the Rinker group’s growth strategy is to continue its acquisition strategy.  The Rinker group’s ability to realize benefits from future acquisitions depends, in large part, on its ability to integrate the acquired businesses with its existing operations in a timely and effective manner.  The Rinker group’s efforts to integrate any future acquisitions may not be successful.  The Rinker group’s acquisition strategy also depends on its ability to identify and acquire suitable assets at desirable prices.  The Rinker group may not be successful in identifying or acquiring suitable assets at acceptable prices in the future.  To the extent the Rinker group fails to be successful in acquiring suitable assets at acceptable prices in the future, it is unlikely to be able to continue to grow its earnings at the same rate as it has done in the recent past.

Rinker may need to pay for all or part of the purchase price for any future acquisitions with its ordinary shares.  These acquisitions and investments, if they were to occur, could have a diluting effect for Rinker’s shareholders and, whether they are paid for in cash or Rinker shares may cause Rinker’s share price to decrease.

The Rinker group may be affected by problems in previously acquired businesses or newly constructed plants.  Unforeseen problems may impact future profits.

The Rinker group has completed a number of significant acquisitions and plant construction projects as detailed in “Item 4 – Information on the Rinker group.”  The Rinker group may not have anticipated all problems of acquired businesses and plant construction, and losses associated with these acquisitions or projects may come to light prior to the expiration of any warranty and indemnity protections, or the Rinker group may be unable to enforce such provisions against the parties making the indemnities.   If problems arise they may impact the Rinker group’s future profit if the Rinker group is required to extinguish unforeseen liabilities or there is significant impairment of assets requiring write down at some future date.

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

Rinker group companies face competition from alternative products.  For example, the concrete pipe products operations of Rinker Materials and Readymix face competition from plastic, metal and fiber cement pipe products in the smaller diameter size segment of the market.  Product substitution of alternative materials for Rinker group products may have an adverse effect on the Rinker group’s financial performance or condition where revenues fail to grow or fall and profit margins are reduced.  In many markets in which the Rinker group operates there are no significant entry barriers that would prevent new competitors from entering the market or existing competitors from expanding in the market.

Rinker group entities are subject to extensive health, environmental, land use, and other governmental laws and regulations, which could have an impact on the Rinker group’s future financial performance.

Rinker group entities are subject to extensive health, environmental, land use, and other governmental laws and regulations and increasing regulatory compliance requirements.  Depending on the extent of future regulations that may be enacted, Rinker group entities may be required to invest in preventive or remedial action, which could be significant, in which case it could have an adverse impact on the Rinker group’s financial performance and condition.

Tighter land use or zoning restrictions affecting existing quarry permits or making new quarry permits more difficult to obtain could also restrict the ability of companies in the Rinker group to conduct their businesses economically or restrict some activities altogether.  Legal challenges to existing permits could restrict the ability of the Rinker group to utilize existing quarry reserves.  See Legal Proceedings in “Item 8.A. Consolidated Statements and Other Financial Information” on page 120 for a discussion of a challenge to certain permits issued in South Florida.

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

Approximately forty percent of Rinker Materials’ employees and approximately thirty per cent of Readymix employees are covered by bargaining agreements which periodically come up for renegotiation and renewal.  In the next twelve months, 11 contracts, covering approximately 700 employees, are scheduled to expire in the United States.  In Readymix, Australia, 18 agreements are due to be renegotiated in the next twelve months covering approximately 600 employees.

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

The manufacturing facilities and supply of finished products to customers of Rinker group entities could be disrupted for reasons beyond their control.  These disruptions include extremes of weather, fire, natural catastrophes, supplies of materials, transport logistics, services, energy or fuel, system failures, workforce actions or environmental issues.  Any significant disruptions or shortages could adversely affect Rinker group entities’ ability to make, sell and deliver products, which could cause revenues to decline or costs to increase and result in lower profits.

Rinker group entities may be required to provide further funds to cover the defined benefit obligations of those superannuation (pension) funds in which it participates.

Superannuation (pension) funds in which Rinker group entities participate provide both defined benefits and accumulation benefits.  Any funding deficits are intended to be funded progressively by Rinker group entities and all minimum funding requirements have currently been satisfied.  The estimated liability for the total defined benefit obligation, including the US$25.7 million funding deficit for US plans under A-IFRS, is accrued on the balance sheet.  There is a risk that, in the future, changes in the value of the funds’ assets, changes in actuarial determinations of the funds’ liabilities or changes to government legislation could require Rinker group entities to increase their current level of contributions to these funds and adversely impact financial performance.  Details of Rinker group entities’ defined benefit plans are included in “Item 5.H. – Details of defined benefit pension plans”.

The Rinker group could be affected by interest rate fluctuations.  If interest rates rise, borrowing costs may be higher, and higher interest rates may adversely affect construction activity levels.

The Rinker group’s external borrowings at March 31, 2006 were US$651 million of which, prior to the effect of interest rate swaps, approximately US$356 million or 55% was paying interest at fixed rates.  Taking into account around US$250 million of variable to fixed rate interest rate swaps in place at March 31, 2006, the Rinker group’s net fixed interest rate borrowings were approximately US$606 million or 93% of gross debt.  Accordingly, movements in interest rates may impact the Rinker group’s debt servicing obligations and borrowing costs, impacting its financial performance.  Rinker estimates that based on the amount of its outstanding indebtedness at March 31, 2006, a 1% increase in variable interest rates would have had an insignificant adverse impact on the Rinker group’s net profit for the year ended March 31, 2006.

An increase in interest rates may reduce construction activity levels within both the residential and commercial segments of the market.  This could have an adverse impact on the Rinker group’s financial performance where revenues fail to grow or fall and costs do not move to compensate.  Details on interest rate risks are included in “Item 11 - Quantitative and Qualitative Disclosure about Market Risks.”

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

E.     Supplementary Information - Australian Dollar/Exchange Rates

Currency of Presentation and Exchange Rates

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency.  At the group level, Rinker Materials represents around 80% of earnings.  As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value.  Under A-IFRS, Rinker’s selected reporting currency is US$, although Rinker group intends to continue to disclose Readymix results in both US$ and A$.

Readymix Australian dollar results are translated to US dollar presentation currency using the principles set out in AASB 121 “The Effects of Foreign Exchange Rates.”  Assets and liabilities are translated at the closing rate and income/expense items are translated using an average rate (the closing rate for the month the transactions occurred).  All foreign currency translation adjustments are taken directly to equity through foreign currency translation reserve.  The financial statements of the parent entity (Rinker Group Limited) have been translated into United States dollars using the methodology described above.  This is consistent with both Australian Accounting Standard AASB 121 “The Effects of Changes in Foreign Exchange Rates” and SEC Rule 3-20(d) of Regulation S-X.  The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

The following table sets forth, for each of the Rinker group’s fiscal years indicated and for the most recent months, the high, low, average and period-end Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00.

Year ended March 31	At Period End	Average Rate(1)	High	Low
2005	0.7729	0.7423	0.7974	0.6840
2006	0.7165	0.7531	0.7834	0.7056
Month of
December, 2005	0.7342	0.7423	0.7567	0.7261
January, 2006	0.7572	0.7505	0.7572	0.7379
February, 2006	0.7430	0.7418	0.7548	0.7363
March, 2006	0.7165	0.7266	0.7458	0.7056
April, 2006	0.7593	0.7369	0.7593	0.7177
May, 2006 (to May 11)	0.7781	0.7705	0.7781	0.7607

(1)   The average of the Noon Buying Rates on the last day of each month during the year or the average for each day of the month as applicable.

On May 11, 2006, the Noon Buying Rate was A$1.00 = US$0.7781.

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

The effect of the demerger resulted in Rinker owning the ordinary shares of Rinker Materials and Readymix and becoming a separate company listed on the ASX.  As at March 31, 2006 the Rinker group had total assets of US$4,457 million and generated trading revenue of US$5,108 million in the year ended March 31, 2006.

Rinker has its registered office at Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia, telephone (61-2) 9412 6600.

General

Rinker group companies are leading manufacturers and suppliers by revenue of heavy building materials in the US and Australia, based on published financial data of the Rinker group’s competitors.  In the US, Rinker’s subsidiary Rinker Materials is one of the largest producers of heavy building materials, also based on published financial data of Rinker Materials’ competitors, with its principal operations in Florida and Arizona, and additional operations in 27 other states.   Products include aggregate, cement, concrete, concrete block, asphalt and concrete pipe.  Rinker Materials also has a gypsum wallboard distribution business in Florida.  Since 1998, the Rinker group has grown through a number of acquisitions, in particular through the following acquisitions by Rinker Materials:

•	American Limestone Company	US$211 million	June 2000

•	Florida Crushed Stone Company	US$348 million	July 2000

•	Kiewit Materials Company	US$540 million	September 2002

During the year ended March 31, 2005 Rinker Materials divested its non-core Prestress and Polypipe polyethylene pipe businesses for total cash proceeds of US$100 million.

In Australia, Rinker’s subsidiary Readymix is one of the leading producers of aggregate, concrete, concrete pipe and other concrete products, based on Readymix’s knowledge of the industry.  Readymix also holds a substantial joint venture interest in an Australian cement manufacturer.  In China, Readymix operates four concrete plants in the northern cities of Tianjin and Qingdao.

During the year ended March 31, 2006 Readymix divested its non-core 50% joint venture interest in the Emoleum asphalt and road pavement maintenance business.  Readymix has retained a long term aggregate supply contract with the purchaser, a subsidiary of Downer EDI Limited.

At March 31, 2006 commitments for capital expenditure totaled US$63.8 million.

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

Overall cost leadership

Companies in the Rinker group aim to hold cost leadership positions in the majority of their markets.  Rinker group companies aim to instill a culture of continuous improvement through the benchmarking of performance against competitors as well as the implementation of operational improvement projects.  Businesses within the Rinker group have a track record of generating significant cost savings with total estimated savings from these initiatives for the year ended March 31, 2006 of US$52 million.

Continued growth through acquisitions

Rinker has grown significantly in recent years through regional and bolt-on acquisitions (acquisitions of businesses which thereafter share existing administration, supply and distribution arrangements).

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

Rinker Materials is expected to use its regional presence in the south east and western US to pursue bolt-on acquisitions with the current objective of investing an average of US$300 million a year on acquisitions and greenfields expansion.  The Rinker group continues to pursue potential major acquisitions which can generate a positive return for shareholders.

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

Rinker Materials business segments:

•      Aggregate:  Rinker Materials extracts aggregate, which is crushed and sized for delivery to customers, primarily for use in the production of concrete, roadbase and asphalt.  Rinker Materials’ principal operations are in Florida and Arizona.  Overall, Rinker Materials is the fifth largest supplier of aggregate in the US, based on US Geological Survey production output data, with 89 quarries, sand and aggregate plant operations.  Rinker Materials is a market leader, as measured by production, in Florida and Arizona.  Rinker Materials supplied about 101 million tons of aggregate for the year ended March 31, 2006.  For the year ended March 31, 2006, Rinker Materials’ estimated end markets for aggregate by trading revenue were about 40% residential and the balance equally divided between commercial and civil construction.

•      Cement:  Cement is produced through a highly capital intensive process with limestone as the major raw material.  Rinker Materials is the leading cement supplier in Florida in terms of volume sold, based on the Portland Cement Association’s production output statistics collected for the industry, operating two plants, which produced about 2.1 million tons for the year ended March 31, 2006.  Rinker Materials also has two strategically located cement import terminals in Florida, which imported 2.1 million tons for the year ended March 31, 2006.   For the year ended March 31, 2006, Rinker Materials’ estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

•      Concrete, concrete block and asphalt:  Rinker Materials produces concrete by combining cement, aggregate, water and additives in batch plants for delivery to customers’ sites in mixer trucks.  Rinker Materials produced about 18 million cubic yards of concrete for the year ended March 31, 2006. Rinker Materials is a market leader in Florida, Arizona and Nevada, based on Rinker Materials’ knowledge of the industry, and operated a total of 172 concrete plants at March 31, 2006.  For the year ended March 31, 2006, Rinker Materials’ estimated end markets for concrete by revenue were about 65% residential, 25% commercial and 10% civil construction.

Rinker Materials produced around 200 million units of concrete block for the year ended March 31, 2006.  Concrete block is used for residential and commercial building.  Rinker Materials’ concrete block operations are principally located in Florida and Nevada, where it was the market leader in terms of production for the year ended March 31, 2006, based on Rinker Materials’ knowledge of the industry.

Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

•      Concrete pipe and products:  Concrete pipe is produced by inserting concrete into a mold, which is subsequently removed.  Rinker Materials, through its Concrete Pipe Division, is one of the leading suppliers of reinforced concrete pipe and pre-cast concrete products in the United States, based on Rinker Materials’ knowledge of the industry, with production of around 3.7 million tons for the year ended March 31, 2006 from 49 plants located in 22 states.  The principal product is concrete pipe, which is used for storm water transmission, sewerage and irrigation.  For the year ended March 31, 2006, the estimated end markets for concrete pipe and products by trading revenue were about 45% residential, 20% commercial and 35% civil construction.

•      Other:  This segment includes gypsum supply.  The pre-stressed concrete products and polyethylene pipe operations were previously included in this segment and were divested during the year ended March 31, 2005.

Readymix:

In Australia, Readymix operates a vertically integrated heavy building materials business with leading market positions, based on Readymix’s knowledge of the industry.  As at March 31, 2006, Readymix had 348 operating plants including 84 quarries and sand mines, 247 concrete plants and 17 concrete pipe and product plants.  Concrete pipe and products are produced by Readymix’s Humes business.

Readymix also holds a 25% interest in Australia’s largest cement manufacturer, the Cement Australia joint venture, which has the capacity to produce over three million tonnes of cement a year from three plants in Gladstone, Queensland; Railton, Tasmania; and Kandos, New South Wales.  The joint venture was formed on June 1, 2003 with the merger of Australian Cement Holdings (50% Readymix, 50% Hanson Australia Pty Ltd) and Queensland Cement Limited (“QCL”) (a 100% owned Holcim Ltd subsidiary).

Rinker group trading revenue:

The table below sets out the Rinker group’s trading revenues by segment for the fiscal years 2006 and 2005:

		2006	2005
		(Amounts in US $ millions)
Rinker Materials, United States	Aggregates	1,074	862
	Cement	487	389
	Concrete, block and asphalt	2,180	1,635
	Concrete pipe and products	576	472
	Other	371	462
	Eliminations(1)	(659)	(501)
	Total Rinker Materials	4,029	3,319
Readymix, Australia and China		1,079	991
Total Rinker group		5,108	4,310

(1)   Eliminations represent internal revenue derived from sales by Aggregates and Cement to other segments within Rinker Materials, eliminated on consolidation.

Volumes for all market segments are sensitive to weather conditions, although historically seasonal patterns have not greatly impacted financial results.  In the United States, most operations of Rinker Materials are located in regions with relatively mild climates and normal weather patterns that have historically resulted in only slightly higher activity during the first half of the fiscal year (April – September) than the second half (October – March).  In Australia, although construction activity slows during the traditional summer holiday period in the months of December and January, this is largely offset by increased volumes during February and March which are historically very busy months.

2.     Major Acquisitions

On September 26, 2002, Rinker Materials acquired Kiewit for US$540 million (net of cash).  Kiewit was renamed Rinker Materials Western, Inc. (“Rinker Materials West”) in fiscal year 2003.  Rinker Materials West has significant operations in aggregates, concrete and asphalt in Arizona, representing over 75% of Rinker Materials West revenue for the fiscal year 2006.  Other regions in which Rinker Materials West operates include Oregon, Washington state and northern California.  These operations market to a wide variety of customers including highway contractors, commercial, industrial and residential contractors, public works contractors, wholesalers and retailers of decorative rock products, interstate railroads and manufacturers of concrete block products.

Similar to Rinker Materials’ other operations, Rinker Materials West’s operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials markets where it operates.  Rinker Materials estimates that about 55% of Rinker Materials West’s revenue was derived from residential construction, 25% from commercial construction, and 20% from civil construction during fiscal year 2006.

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

3.     United States industry overview

Based on data compiled by Dodge, a division of the McGraw-Hill Companies, the US construction and building market was estimated to have been about US$595 billion in calendar year 2005 (about 5.3% of the US gross domestic product).  Dodge figures are based on the ‘put-in-place’ value of contracts for new construction projects and include the cost of all types of building and construction materials, some of which are not produced by Rinker Materials, and the cost of labor.  ‘Put-in-place’ figures provided by Dodge are based on data Dodge collects at the time of the contract award and allocated over the course of the performance of the contract.

The construction materials industry primarily operates on a regional basis due to significant transportation costs and low value products.

The regional markets for Florida and Arizona are particularly important to Rinker Materials, representing about 56% and 17% of its trading revenue, respectively, for the year ended March 31, 2006. Based on industry and Federal Government statistics, both these markets show high levels of activity and growth compared to national averages.

The construction materials industry comprises three major segments: residential, commercial (non-residential) and civil (non-building).  Residential construction includes single and multi-dwelling residential housing.  Commercial construction includes office buildings, hotels, shopping malls, sports stadiums, education facilities and hospitals.  Civil construction involves the construction of roads, highways, bridges and dams as well as many other infrastructure projects.  For calendar year 2005, Dodge estimates that the total value of new construction contracts in the US was residential 58%, commercial 27% and civil 15%.  The civil construction activity has been influenced heavily by the Transportation Equity Act for the 21st Century (TEA-21, which covered the 6 year period 1998 to 2003) and the Safe, Accountable, Flexible and Efficient Transportation Equity Act (SAFETEA which covers the 6 year period 2004 to 2009).

The construction market is generally cyclical but with a general upward trend.  Based on Dodge estimates, the total value of new construction contracts grew by an annual growth rate of 8.3% between calendar years 1995 and 2005.  Based on Dodge estimates, the total value of new construction contracts in Florida increased by an annual growth rate of 13.0% between calendar years 1995 and 2005 and 10.6% in Arizona in the same period.

The key factors impacting on construction and building activity in the US include:

•      Population growth;

•      Economic growth;

•      Government infrastructure spending;

•      Interest rates; and

•      Business and consumer confidence.

4.     Australian industry overview

For the year ended December 31, 2005, the Australian Bureau of Statistics estimates that total construction and building industry spending was A$97 billion, equivalent to US$74 billion. This comprised expenditure on construction materials such as aggregate, concrete and cement but includes other building materials such as clay bricks, roofing, plasterboard and aluminum doors and windows.

Based on Australian Bureau of Statistics estimates, total Australian construction and building market spending increased by an annual growth rate of 5.4% between the years ended December 31, 1995 and December 31, 2005.  The market segments are similar to those categorized for the US market, namely residential, commercial and civil.

 For the year ended December 31, 2005, the Australian Bureau of Statistics estimates that total construction spending by segment was about 40% for residential, 21% for commercial and 39% for civil.

For the year ended December 31, 2005, there was a slight increase in spending in the residential segment, however spending across the commercial and civil segments increased significantly.  Total construction spending increased by 12.8% for the year ended December 31, 2005 compared to the previous year.  Residential spending was up by 1.8%, commercial by 17.2% and civil by 24.3%.

Over the last three fiscal years, construction activity in the residential segment has been influenced primarily by changes in interest rates and house price affordability.  Following two interest rate rises, in November 2004 and December 2004, there was a gradual decline in residential construction commencements during fiscal years 2005 and 2006.  The decline, however, has been mild by historical standards with the market supported by a relatively strong economy and low levels of unemployment.  According to the Australian Bureau of Statistics, total spending in the residential segment increased slightly to US$29.5 billion (A$38.8 billion) in the year ended December 31, 2005, from US$28.2 billion (A$38.1 billion) in the year ended December 31, 2004.  Spending was US$23.5 billion (A$33.7 billion) in the year to December 2003.

The commercial segment of the construction market strengthened during fiscal year 2006 compared to fiscal year 2005.  According to the Australian Bureau of Statistics total spending in the commercial segment has grown from US$13.6 (A$18.4) billion in the year ended December 31, 2004 to US$16.4 (A$21.5) billion in the year ended December 31, 2005, due to higher business investment levels, supported by the relatively strong economy.  Spending was US$11.1 (A$15.9) billion in the year to December 2003.

Civil construction in Australia is largely dependent on government infrastructure programs. According to the Australian Bureau of Statistics spending in the civil segment has risen from US$21.8 (A$29.5) billion in the year ended December 31, 2004 to US$27.9 (A$36.7) billion in the year ended December 31, 2005.  Spending was US$18.2 ($26.1) billion in the year to December 2003.

Several large infrastructure projects have contributed to the buoyant activity in the civil segment, including the recently completed A$1.6 billion Westlink (Western Sydney Orbital motorway) project, and two major projects still under construction (the A$1.1 billion Lane Cove tunnel and the A$2.5 billion Eastlink freeway in Victoria).  The level of activity in the civil sector will continue to depend upon large public and private infrastructure projects, such as the yet to be approved A$1.4 billion Brisbane North-South Bypass tunnel.

5.     Rinker Materials

Rinker Materials business segments including annual volumes as at March 31, 2006

i.      Aggregate

Overview

Rinker Materials is the fifth largest supplier of aggregate by volume in the US, based on US Geological Survey statistical data, with operations principally in the southeast (Florida, Georgia, Tennessee and Kentucky) and the western US states (Arizona, Nevada, Oregon, Washington state and northern California).  In total, Rinker Materials supplied about 101 million tons of aggregate for the year ended March 31, 2006.

In Florida, Rinker Materials is the market leader, based on Rinker Materials’ industry knowledge, by volume sold, with a market share estimated to be more than 30% for the year ended March 31, 2006.   Rinker Materials is also the market leader, by volume sold, in Arizona.

Sales

Rinker Materials’ aggregate operations are often integrated with Rinker Materials’ downstream concrete and asphalt operations with over one-third of Rinker Materials’ aggregate production supplied for use in Rinker Materials’ manufacture of concrete, concrete block, asphalt and other products.  The balance is supplied to other construction companies primarily for the production of concrete, asphalt and roadbase.   Rinker Materials’ products are generally supplied at a local level directly to a large number of unaffiliated customers that are generally the end users.  Rinker Materials has no material long-term supply contracts for aggregate other than supply contracts to specific construction projects that have been generally subject to a competitive tender process.  These are typically made on the basis of competitive prices in each market area.   For the year ended March 31, 2006, Rinker Materials’ estimated end markets for aggregate by trading revenue were about 40% residential and the balance equally divided between commercial and civil construction.

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

As at March 31, 2006, Rinker Materials operated 89 quarries, sand and aggregate plant operations located in 14 states.  The majority of these are located in Florida (14), Tennessee (10), Arizona (38) and Washington state (12).  Rinker Materials’ total estimated aggregate reserves as at March 31, 2006, were 2,720 million tons with an average reserve life estimated to be 30 years at current usage levels.

Rinker Materials’ estimated aggregate reserves by product type as at March 31, 2006

Regional Summary	Reserves (million tons)	Average life in years
Limestone	1,605	38
Hard rock	475	32
Sand and gravel	617	19
Other (volcanic cinder, gypsum)	23	80
Total	2,720	30

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

In determining the average life of aggregate reserves Rinker Materials management has used the most recent annual production rate at each quarry.  The foregoing life by product type is an overall average.  Certain locations, however, are subject to more limited reserves and have a relatively short life.  Rinker Materials sand and gravel quarries are typically small operations producing from reserves with a shorter life.

Rinker Materials’ estimated aggregate reserves by region as at March 31, 2006

Regional Summary	Reserves (million tons)	Average life in years
Florida	793	20
Southeast (GA, TN, KY, VA)	1,166	66
West	761	23
Total	2,720	30

Approximately 70% of quarry reserves are on Rinker Materials owned sites, with the remainder located on leased property.  In Rinker Materials Florida operations, owned reserves constitute approximately 80% of total reserves.  In Arizona, owned reserves comprise approximately 55% of total reserves.  Leasehold reserves are subject to various expiry dates and renewal options.  While not all of the reserves are permitted, it is Rinker’s view that the ultimate permitting of the reserves is probable.

Of Rinker Materials 89 aggregate, sand and gravel quarries, the largest 4 by quarry reserves as at March 31, 2006 were as follows:

	Reserves (million tons)	Average life in years
Midway Quarry, Mascot TN	274	239
FEC Quarry, Miami FL	261	22
Macon Quarry, Macon GA	153	32
Dogwood Quarry, Augusta GA	143	70

Rinker Materials’ largest quarry in terms of production is the FEC Quarry in Miami, Florida.  The quarry is one of the largest in the US, producing about 12.5 million tons of aggregate each year.  See Legal Proceedings in “Item 8.A. Consolidated Statements and Other Financial Information” on page 120 for additional discussion of Rinker Materials’ reserves.

Rinker Materials has a continuing program to identify, acquire or lease replacement reserves and in the case of Florida to pursue offshore reserves.

ii.    Cement

Overview

Rinker Materials cement operations are in Florida where it is a leading cement supplier by volume, based on Portland Cement Association data on supplier output.   For the year ended March 31, 2006, Rinker Materials produced about 2.1 million tons of cement and imported 2.1 million tons of cement through two strategically located terminals.  Rinker Materials supplies grey and white cement and a range of special products.  Rinker Materials estimates the total Florida cement market to be about 13.5 million tons a year.

Sales

Rinker Materials supplies cement to its concrete businesses as well as to external pre-mix, masonry and pre-cast concrete producers and building supply companies.  For the year ended March 31, 2006, about 55% of Rinker Materials’ cement production was sold internally.

Rinker Materials manages its cement business by fully utilizing its own cement production capacity and supplying any additional demand from imports and purchasing cement from other domestic producers.

For the year ended March 31, 2006, Rinker Materials’ estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

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

Rinker Materials has two cement plants, located in Miami and Brooksville in Florida.  The Miami plant was upgraded and commissioned in 2000 for a total cost of US$150 million, which increased annual capacity from 0.6 million tons to about 1.3 million tons.  The Brooksville plant was acquired in 2000 as part of the Florida Crushed Stone acquisition and has an annual capacity of about 0.8 million tons.  Both cement plants are located adjacent to quarries owned and operated by Rinker Materials that provide the limestone raw material.  The estimated limestone reserves owned by Rinker Materials exceed the currently anticipated life of the plants.  Expansion plans at Brooksville have been approved which are expected to increase production by over 1.0 million tons per annum with a target date to complete the project in 2008.  Both plants are dry process technology operations that utilize modern energy efficiency and emission control systems.  The plants source electricity from local utilities at state-regulated prices.

The cement produced is delivered to concrete plants and other concrete product manufacturing facilities, normally within a radius of about 125 miles, by bulk cement tankers or in bagged form.

Rinker Materials imports a large volume of cement (fiscal year 2006, 2.1 million tons) through cement import terminals located at Port Everglades in southeastern Florida and Port Canaveral in central Florida.  Cement is sourced primarily from Europe and the Far East on contracts that expire annually.

iii.   Concrete, concrete block and asphalt

Overview

Rinker Materials produced about 17.8 million cubic yards of concrete in the year ended March 31, 2006, from 172 concrete plants.  In Florida, Rinker Materials’ concrete operations are integrated with its cement and aggregate operations, providing it with a number of supply advantages.  Overall, Rinker Materials is the market leader in Florida with an estimated total market share by volume sold in the year ended March 31, 2006 of around 30%, based on Rinker Materials’ industry knowledge.  Rinker Materials also held market leadership positions, by volume sold, in Arizona and Nevada in the year ended March 31, 2006.

In concrete block, Rinker Materials produced about 200 million units for the year ended March 31, 2006, that was used for residential and commercial building. Rinker Materials’ concrete block operations are principally located in Florida where it was the market leader in terms of volumes sold in the year ended March 31, 2006, based on Rinker Materials’ industry knowledge.

Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

Sales and facilities

As at March 31, 2006, Rinker Materials operated 172 concrete and 29 concrete block plants, with a delivery fleet of over 2,900 company owned vehicles.   These plants are located in Arizona, California,

Florida, Nevada, New Mexico, Oregon, Tennessee and Washington state.   Of the 172 concrete plants, 92 are in Florida and 48 in Arizona.

During the last two fiscal years Rinker Materials has invested in an additional 31 concrete plants and 7 block plants.  Eight new readymix plants and five new block plants have been constructed in Florida to meet customer demand in growing regions of that state or to replace facilities to better meet strong demand in existing market areas.  The balance of new plants have been from business acquisitions.  Construction on a further ten plants in Florida is underway with completion expected during fiscal year 2007.

Concrete is produced by combining cement, aggregate, water and additives in a batch plant for delivery to the customer’s site in a mixer truck.  For the year ended March 31, 2006, Rinker Materials’ estimated end markets for concrete by trading revenue were about 65% residential, 25% commercial and 10% civil construction. Rinker Materials’ concrete operations provide a full range of products to meet a number of applications, including reinforced slabs for residential construction, high strength concrete for high rise structures and flowable fill concrete for back filling trenches.

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

Rinker Materials also manufactures and sells hot-mix asphalt products.  These are a mixture of aggregate and asphalt oil made to the customer’s specification in a batch plant. Rinker Materials produced about 4.3 million tons of asphalt for the year ended March 31, 2006.  All asphalt operations are vertically integrated with Rinker Materials’ aggregate businesses.   In most instances the asphalt plants are located on the site of a Rinker Materials’ quarry, offering significant synergies both in raw material supply and management and administration resources.  Asphalt is sold to road contractors for the construction of highways, driveways and parking lots and directly to state and local authorities.

In concrete, the main competitors are a combination of large publicly listed companies and a number of small privately held regional companies.  In asphalt, competitors vary between regional markets, including large public companies such as Vulcan and Granite Construction, but often include smaller local operations.

Concrete, concrete block and asphalt plants as at March 31, 2006

	Number of plants
	Concrete	Concrete block	Asphalt	Total
Florida	92	26	0	118
Arizona	48	0	14	62
Nevada	12	2	0	14
Washington	3	0	5	8
Tennessee	7	0	0	7
California	6	0	1	7
New Mexico	0	1	0	1
Oregon	3	0	1	4
Virginia	1	0	0	1
Total	172	29	21	222

iv.    Concrete pipe and products

Overview

Rinker Materials’ Concrete Pipe Division is one of the largest producers by volume of reinforced concrete pipe and concrete products in the US in the year ended March 31, 2006, with a market share in excess of 20% based on Rinker Materials’ industry knowledge.   Products are primarily concrete pipe, concrete box and other pre-cast products used for storm water transmission, sewerage and irrigation.  Auxiliary products include manholes, drainage structures and storm water pollution prevention devices. Rinker Materials has progressively expanded the geographic presence of the concrete pipe and products business since its acquisition in 1990 with a series of small bolt-on acquisitions and investment in new plant and equipment to expand production capacity.

Sales

Sales demand is driven by the construction of roads and highways, residential and commercial developments and airports.  The primary customers of the business are general and utility contractors that provide services for federal, state and local government agencies and private developers.

In most markets Rinker Materials competes with other large companies, including Hanson, CRH plc, and The Cretex Companies, Inc.  Despite substantial consolidation in recent years, the industry remains fragmented and localized, with over 100 producers operating more than 300 plants.  High freight costs for transporting concrete pipe limit most markets to a radius of about 150 miles from the plant site.  On a national basis Hanson is Rinker Materials’ principal competitor.   In addition, producers of alternative plastic, metal, and fiber cement pipe products compete with Rinker Materials particularly in the market for small diameter pipes.

For the year ended March 31, 2006, Rinker Material’s estimated end markets by trading revenue were about 45% residential, 20% commercial and 35% civil construction.

Facilities

Rinker Materials manufactures concrete pipe primarily using the dry cast, packerhead and wet cast processes.  In the dry cast manufacturing process, a dry formulation of concrete is introduced into a mold.  The concrete is then compacted by an intense mechanical vibration.  The mold is immediately stripped from the product and is reused repeatedly throughout the production run.

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

As at March 31, 2006, Rinker Materials operated 49 concrete pipe and product plants.  A program of plant upgrades, replacements and rationalization of capacity over the past several years has allowed Rinker Materials to reduce its cost structure through the benefits of more modern technology and economies of scale.  During fiscal year 2006 Rinker Materials commenced construction on a new concrete pipe plant in Central Florida that will replace three aging facilities in that state.  Rinker Materials also acquired the Carder Concrete Products business with locations in Colorado and Wyoming and is consolidating its existing operations with the newly acquired plants.

v.     Other businesses

Gypsum supply

During the period 1992 to 1996, Rinker Materials acquired several wallboard distributors in Florida, becoming one of the state’s leading distributors of gypsum wallboard, based on Rinker Materials’ industry knowledge.   Rinker Materials also acquired Dierco Supply, a ceiling tile and insulation distributor.

As at March 31, 2006, Rinker Materials had 30 gypsum supply outlets (in Florida (28), South Carolina (1), and Alabama (1)).  An export operation in Miami sells its products for delivery in the Caribbean, and Central and South America.

Rinker Materials’ principal competitor in gypsum supply is L&W Supply, owned by USG Corporation.

Pre-stressed concrete products and Polyethylene pipe

During the fiscal year 2005, Rinker Materials sold the principal assets of its small prestress concrete products business to Coreslab Structures as well as the stock of its polyethylene pipe and liner business to the Halifax Group.  Both businesses were regarded as “non-core” operations and had been slated for divestment for some time.  During the fiscal year 2006 Rinker Materials continued to deliver and recognize revenue on completed manufactured prestressed concrete components, which were not sold to Coreslab.

6.     Readymix

Readymix operates a vertically integrated heavy building materials business in Australia, with about 35% of aggregate production used internally in the concrete and concrete pipe businesses (40% including sales under a long term supply agreement to the Emoleum asphalt business sold in February 2006), which also source about 75% of their cement requirements on the east coast of Australia from the Cement Australia joint venture.  Operations and investments include the production of aggregate, concrete, cement and reinforced concrete pipe and products.  Readymix subsidiaries also operate concrete businesses in Tianjin and Qingdao, China.  Readymix has been involved in the supply of heavy building materials in Australia, initially through CSR, since 1965 when it and Blue Metal Industries Limited jointly acquired Ready Mixed Concrete Limited.  In 1981, the operations of Ready Mixed Concrete were divided between Readymix and Blue Metal Industries.

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

•      In 1989, ACH purchased Goliath Cement of Tasmania;

•      In 1994, established a joint venture in Tianjin, China.  In June 2003, Readymix increased its ownership to 99% with 100% rights to profits and assets in this concrete business; and

•      In June 2003, ACH merged with QCL to form the Cement Australia joint venture.  Subsequently, Readymix acquired three aggregate operations and six concrete plants from a subsidiary of the joint venture.

Including joint ventures, Readymix operated 359 plants in Australia and four in China at March 31, 2006.  An overview of Readymix’s current organization structure is provided in the above chart.

i .     Aggregate

Based on Readymix’s knowledge of the industry, Readymix is one of the leading suppliers of aggregate in Australia, producing a range of gravel, road pavement materials and manufactured and natural sand.  Readymix operates in all mainland states and territories in Australia.   In the year ended March 31, 2006, Readymix produced about 26 million tonnes of aggregate.  As at March 31, 2006 Readymix had estimated aggregate quarry reserves of about 1,073 million tonnes, with an average reserve life of 43 years.

Readymix’s estimated aggregate reserves by product type as at March 31, 2006

Total Australia	Reserves (million tonnes)	Average life in years
Hard rock	1,001	53
Sand and gravel	72	12
Total	1,073	43

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

Readymix’s largest quarry in terms of annual production is at Penrith, New South Wales and is operated under the Penrith Lakes Development Corporation Limited (PLDC) joint venture with Boral and Hanson.  The operation currently supplies about 4.5 million tonnes of the Sydney market’s estimated 7.7 million tonne annual requirement for concrete aggregates, and has an estimated life of 5 years.  Other quarries in the Sydney basin have limited capacity for expansion.  Readymix sales volumes from Penrith for fiscal year 2006 were 1.5 million tonnes.

Readymix has a continuing program to identify, acquire or lease replacement reserves, and during fiscal year 2005 acquired property at Marulan, on the outskirts of Sydney, as a potential replacement for the Penrith quarry.   During fiscal year 2006, Readymix received development consent for a 5 million tonne per annum quarry on the Marulan site.

The Australian market for aggregate was estimated to have been over 90 million tonnes in the calendar year 2005, generating in excess of US$1.7 billion (A$2.4 billion) in revenue.  Readymix’s quarry operations are highly integrated with about 40% of aggregate volumes sold internally in the year ended March 31, 2006.   For the year ended March 31, 2006, Readymix’s estimated aggregate end use markets were about 25% residential, 35% commercial and 40% civil construction.  Readymix’s major competitors are Boral and Hanson Australia.

ii.    Concrete

Readymix manufactures and distributes concrete throughout all states and territories of Australia.  Customers are normally located within a 20 kilometer radius of the plant.   In the year ended March 31, 2006, Readymix produced in excess of 6.9 million cubic meters of concrete from 247 plants.

The Australian market for concrete was estimated by the Australian Bureau of Statistics to have been 23.7 million cubic meters in the calendar year 2005, generating about US$2.5 billion (A$3.3 billion) in revenue.  Readymix’s major competitors are Boral and Hanson.  For the year ended March 31, 2006, Readymix’s estimated end use markets were about 40% residential, 35% commercial and 25% civil construction.

iii.   Concrete pipe and reinforced concrete products

Readymix produces concrete pipe and reinforced concrete products through its Humes business.  Based on Humes’ knowledge of the industry, Humes is one of the two leading suppliers in Australia with production of over 510 thousand tonnes a year.  As at March 31, 2006 Humes operated 17 plants producing concrete pipe, pre-cast concrete products including pre-stressed beams, storm water pollution prevention devices and other environmental products, concrete sleepers and flooring products.

The Australian civil infrastructure market was estimated, based on Humes’ knowledge of the industry to be 1.3 million tonnes in calendar year 2005, generating more than US $365 million (A$480 million) in revenue.  For the year ended March 31, 2006, Humes’ estimated end use markets were about 95% civil and 5% commercial construction.  Humes’ main competitor is Rocla Pipeline Products, and there are also small companies who compete in individual regional sectors of the market.

iv.    Cement

At the beginning of fiscal year 2004, Readymix held a 50% interest in ACH, a joint venture with Hanson Australia Pty Ltd.  On June 1, 2003, ACH merged with QCL, a 100% owned Holcim subsidiary, to form Australia’s largest cement manufacturer, based on Readymix’s knowledge of the industry, the Cement Australia joint venture.  Readymix holds a 25% interest in the joint venture, Hanson holds 25%, and QCL holds the remaining 50%.  Annualized production volumes are in excess of 3.5 million tonnes of which approximately 75% is sold internally to shareholders.

The size of the Australian market for cement and cement blends was estimated by the Australian Bureau of Statistics to be about 9.3 million tonnes for the calendar year 2005, generating approximately US$890 million (A$1,170 million) in revenue.  Cement Australia’s main competitors in cement are Blue Circle Southern Cement (a 100% owned Boral subsidiary), Adelaide Brighton Limited and imported cement.

Additionally, the Cement Australia joint venture owns 100% of Pacific Lime which produces high grade lime products and a 50% interest in Australian Steel Mill Services which is responsible for processing of blast-furnace slag, a by product of iron and steel making at the BHP Steel facility at Port Kembla in New South Wales.

v.     Asphalt

During the fiscal year 2006 Readymix divested its 50% interest in the Emoleum asphalt pavement and road maintenance joint venture with a subsidiary of Exxon Mobil Australia Pty. Limited to a subsidiary of the engineering services group Downer EDI Limited.  The investment in Emoleum was regarded as non core. Readymix will continue its aggregate supply to the business under a long term supply contract with the purchaser.

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

In the United States, environmental, health and safety laws and regulations are promulgated and overseen by a variety of federal, state and local bodies.  Among these are the US Environmental Protection Agency, state environmental protection agencies, the US Army Corps of Engineers, various state water management districts, the US Occupational Safety and Health Administration, the US Mine Safety and Health Administration, various state occupational health and safety agencies, and local zoning boards.

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

Following its demerger from CSR, as between Rinker and CSR, Rinker is responsible for any liabilities and costs associated with environmental contamination and compliance in respect of the businesses it owns after the demerger.  CSR has agreed to indemnify the Rinker group, to the maximum extent permitted by law, in respect of the liabilities and costs associated with environmental contamination and compliance in respect of the businesses owned by CSR group companies after the demerger.  In each case, the indemnity applies irrespective of when the contamination occurred or the liabilities or costs arose.

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

Rinker files periodic reports and other information with the SEC, including this annual report on Form 20-F.  Rinker also furnishes to the SEC on Form 6-K its semi-annual consolidated financial statements, prepared in accordance with A-IFRS, and other material information on Form 6-K that Rinker makes public in Australia or provides to its shareholders.  See “Where you can find more information about Rinker Group Limited.”  Furthermore, as its ordinary shares are registered under the Securities Exchange Act of 1934 and American Depositary Shares (“ADSs”) representing its ordinary shares are listed for trading on the NYSE, Rinker is subject to various US corporate governance requirements including those resulting from the enactment of the Sarbanes-Oxley Act of 2002 and those promulgated by the NYSE.

C.    Organizational Structure

Rinker group has more than 70 subsidiaries in the United States, Australia and China.   The complete list of these entities, with their country of incorporation and percentage of Rinker’s ownership, is listed at Note 37 to the financial statements included elsewhere in this annual report.

D.    Description of Property, Plant And Equipment

Rinker’s principal executive offices are located at, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales, 2067, Australia.

As at March 31, 2006, Rinker group entities had over 700 production facilities in the United States, Australia and China.

These sites include:

Facilities	Number
Concrete (8 are 50% owned)	419
Quarries and sand (1 is 40% owned, 3 are 50% owned)	173
Pipe & concrete products	66
Asphalt	21
Concrete block	29
Cement mills (3 are 25% owned)	5

In addition, Rinker group entities have a number of distribution sites.

As a result of the demerger, CSR’s beneficial 40% interest in the PLDC joint venture, which extracts the majority of the aggregates for the Sydney region, was transferred to Readymix.  Boral and Hanson own 40% and 20% respectively of PLDC.  Readymix has agreed to share future profits produced from land sales equally with CSR.  A significant portion of the PLDC land holdings have been identified as having potential, subject to planning approvals, for a major urban land development, creating up to 4,900 residential lots.

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

RINKER SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration

READYMIX SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration
Albion Park	New South Wales	Australia	Aggregates
Gosnells	Western Australia	Australia	Aggregates
Oaklands	Victoria	Australia	Aggregates
Pakenham	Victoria	Australia	Aggregates
Penrith Quarry (1)	New South Wales	Australia	Aggregates
Blacktown	New South Wales	Australia	Pipe
Eagle Farm	Queensland	Australia	Pipe
Petrie	Queensland	Australia	Pipe
Laverton	New South Wales	Australia	Pipe
Welshpool	Western Australia	Australia	Pipe

RINKER MATERIALS SITE	LOCATION		PRODUCT SOLD
West Palm Beach	Florida	USA	Administration
FEC Quarry (2)	Florida	USA	Aggregate
Brooksville Quarry	Florida	USA	Aggregate
Krome Quarry (leased)	Florida	USA	Aggregate
Macon Quarry (partially leased)	Georgia	USA	Aggregate
Everett Quarry	Washington	USA	Aggregate
Alico Quarry (leased)	Florida	USA	Aggregate
Dogwood Quarry (partially leased)	Georgia	USA	Aggregate
St Catherine Quarry (leased)	Florida	USA	Aggregate
Davenport Sand	Florida	USA	Aggregate
Ft Calhoun (partially leased)	Nebraska	USA	Aggregates
Glendale (leased)	Arizona	USA	Aggregates/Concrete/Asphalt
19th Avenue	Arizona	USA	Aggregates/Concrete/Asphalt
Beeline	Arizona	USA	Aggregates/Concrete/Asphalt
Cortaro	Arizona	USA	Aggregates/Concrete/Asphalt
Orchards	Washington	USA	Aggregates/Concrete/Asphalt
Cache Creek	California	USA	Aggregates/Concrete/Asphalt
Riviera Beach	Florida	USA	Block
Crego	New Mexico	USA	Block
Las Vegas	Nevada	USA	Block
Miami Cement Mill	Florida	USA	Cement
Brooksville Cement Mill	Florida	USA	Cement
Port Everglades Terminal (leased)	Florida	USA	Cement
Port Canaveral Terminal (leased)	Florida	USA	Cement
Bonita Springs	Florida	USA	Concrete/Block
Fort Pierce	Florida	USA	Concrete/Block
7th Street	Arizona	USA	Concrete
Miami	Florida	USA	Pipe
Houston Pipe (partially leased)	Texas	USA	Pipe

RINKER MATERIALS SITE	LOCATION		PRODUCT SOLD
Frederick (leased)	Maryland	USA	Pipe
Dallas	Texas	USA	Pipe
Littleton	Colorado	USA	Pipe
Corona (leased)	California	USA	Pipe
Las Vegas	Nevada	USA	Pipe
Phoenix	Arizona	USA	Pipe
Greenfield	Indiana	USA	Pipe
Albuquerque	New Mexico	USA	Pipe
Columbia	S. Carolina	USA	Pipe
Fresno	California	USA	Pipe
Alexandria	Louisiana	USA	Pipe

(1)   40% beneficial interest in quarry land held through PLDC.  See above.

(2)   The FEC quarry near Miami is one of the largest volume quarries in the US, producing about 12.5 million tons of aggregate each year.  Its in-situ reserves are estimated to be about 305 million tons of aggregate, and comprises approximately 10% of Rinker Materials’ total estimated recoverable reserves as at March 31, 2006.  For the fiscal year ended March 31, 2006, aggregate accounted for about 27% of Rinker Materials’ trading revenue. About 13% of Rinker Materials’ total aggregate trading revenue is derived from the FEC quarry in Florida. Accordingly, Rinker Materials’ revenues could be materially adversely affected if its access to the aggregate reserves of FEC quarry for both internal use and external sale were restricted. See Legal Proceedings in “Item 8.A. Consolidated Statements and Other Financial Information”.

Environmental issues affecting properties, plant and equipment

Certain environmental issues that are potentially material to the operations of businesses in Rinker group companies are discussed below:

Lake Belt Permit Challenge.  Rinker Materials holds one and is the beneficiary of one other of 12 federal quarrying permits granted for the Lake Belt area in South Florida.  The permit held by Rinker Materials covers Rinker Materials’ SCL and FEC quarries.  Rinker Materials’ Krome quarry is operated under one of the other permits.  The FEC quarry is the largest of Rinker Materials’ quarries measured by volume of aggregates mined and sold.  The Rinker Materials’ Miami cement mill is located at the SCL quarry and is supplied by that quarry.  See “Item 3.D. Risk Factors – Operation and supply failures or shortages could have an impact on the Rinker group’s future revenues and profits” and “Item 3.D. Risk Factors – Rinker group’s operations depend on securing and permitting aggregate reserves that can be supplied economically to growing markets”.  A ruling was made on March 22, 2006 by a single judge of the U.S. District Court for the Southern District of Florida in connection with litigation brought by environmental groups concerning the manner in which all 12 permits were granted.  Although not named as a defendant, Rinker Materials has intervened in the proceedings to protect its interests.  The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits.  The judge has returned the permits to the relevant governmental agencies for further review of the issues raised and has set further proceedings to determine the activities to be allowed during the period of further review, which review the governmental agencies have indicated in recent court filings should take approximately 18 months.  Rinker expects quarrying operations to be unaffected pending the outcome of a court hearing scheduled to commence on June 13, 2006.  While Rinker believes Rinker Materials permits were validly issued, it is not possible to determine the likely outcome of these further proceedings or what impact that will have on Rinker Materials’ operations.  If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries were ultimately set aside or quarrying operations under them restricted, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates.  This would likely affect Rinker Materials’ ability to make, sell and deliver products, which could cause revenues to decline or costs to increase and result in lower profits.  Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt could also have a material adverse effect on Rinker Materials.

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

Silica Exposure:  Rinker group entities are defendants in silicosis litigation in Florida at present.  See Legal Proceedings in “Item 8.A. Consolidated Statements and Other Financial Information”.  Rinker group has a comprehensive workplace silica exposure monitoring program in place with current exposure action levels in accord with the recommendations of a number of independent occupational health organizations.  Rinker group’s voluntary action levels are 50% below the applicable US and Australian standards.

Waste Disposal:  In the United States, regulated solid and hazardous wastes are sent to licensed third party sites.  Rinker Materials also operates permitted inert fill/construction and demolition debris landfills in Arizona, Nevada, Oregon, Washington and Florida.  In Miami, Florida, Rinker Materials operates a facility that receives petroleum contaminated soils from outside sources, burns the soils in a kiln to remove the petroleum and uses the clean soils in its cement manufacturing process.

Quarry Reclamation:  Permits for some of the Rinker group’s quarries require reclamation activities to be performed when quarry activities cease.  See critical accounting policies and property plant and equipment for further information and reclamation obligations.

Item 5           Operating and Financial Review and Prospects

Significant Events in fiscal year 2006

In April 2005, Rinker disposed of a property at Buffalo Road, Las Vegas, Nevada for net proceeds of US$33.6 million.  A gain on disposal of US$19.8 million, net of tax, was recognized in the financial statements for the year ended March 31, 2006.

In December 2005, Rinker announced the sale of its 50% stake in the Emoleum Australian asphalt joint venture with Exxon Mobil Australia Pty Limited to a subsidiary of the engineering services group Downer EDI Limited.  The sale was completed in February 2006.  A gain on disposal of A$18.2 million (US$15.7 million), net of tax, was recognized in the financial statements for the year ended March 31, 2006.

Events subsequent to March 31, 2006

On May 11, 2006, the directors proposed a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR), or approximately A$455 million (approximately US$341 million assuming a 0.75 exchange rate).  The return is subject to receiving a favorable class ruling from the Australian Tax Office confirming that it is a 100% capital return, and majority shareholder approval at the Annual General meeting on July 18, 2006.

Additionally, the directors declared a special dividend of 40 A$ cents per ordinary share (A$2.00 per ADR), or approximately A$364 million (approximately US$273 million assuming a 0.75 exchange rate).  This special dividend is unfranked and will be paid on July 4, 2006 with a record date of June 9, 2006.  The entire dividend will be paid from the Rinker group’s conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders.  The special dividend in respect of ordinary shares for the year ended March 31, 2006 has not been recognized in the financial statements because it was declared after March 31, 2006.

Basis of preparation and presentation

The financial statements for fiscal years ended 2005 and 2006 included elsewhere in this annual report include Rinker and its controlled entities.

Rinker group changed its accounting policies on April 1, 2005 to comply with Australian Equivalents to International Financial Reporting Standards (‘A-IFRS’).  The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”, with April 1, 2004 as the date of transition.  The previous policies were in accordance with the now superseded Australian GAAP.  An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s balance sheet, income statement and cash flows is discussed in Note 1 to the financial statements included elsewhere in this annual report.

Critical accounting policies

The financial statements included elsewhere in this annual report are prepared under A-IFRS.  A description of the significant accounting policies is included in the financial statements.

A US GAAP reconciliation to A-IFRS is provided in Note 40 to the financial statements.  Under superseded AGAAP, the only significant difference in the reconciliation of profit from superseded AGAAP to US GAAP was the amortization of goodwill.  Under A-IFRS, goodwill is no longer amortized, and no significant differences in the reconciliation of profit between A-IFRS and US GAAP remain.

The accounting policies under A-IFRS and US GAAP that Rinker management believes are critical to understanding the Rinker group’s financial performance and financial condition are discussed below.

Use of estimates and assumptions

In applying A-IFRS and US GAAP, Rinker group entities’ management will often be required to make individual estimates and assumptions regarding expected outcomes or uncertainties.  Actual results or outcomes generally differ from estimated or assumed amounts.  In the past, these differences have not been material.  In the future such differences will be included in the financial statements of the Rinker group as soon as they are known.  The individual estimates and assumptions generally do not involve a level of risk or uncertainty that would be material to the financial statements of the Rinker group as a whole because, although numerous, they generally are relatively immaterial in amount.

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

The Rinker group had US$1,963 million of property, plant and equipment in its balance sheet as at March 31, 2006 and depreciation and depletion on those assets totaled US$191 million for the year ended March 31, 2006, or approximately 10% of book asset value.  Depreciation in fiscal year 2005 amounted to US$181 million, or approximately 10% of book asset value.  An annual review of the recoverable value of non-current assets is undertaken to determine whether there are any material errors in judgment in respect of the rate of depreciation of property, plant and equipment impacting the carrying value of those assets.

The Rinker group also has recorded obligations of US$55 million in order to retire property, plant and equipment, including quarry reclamation obligations, at the end of their useful lives.  This obligation requires Rinker group entities management to make estimates of future legal rehabilitation obligations.  The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the life of the related asset using the unit-of-production method.  At the end of each year, the liability is increased to reflect the passage of time (accretion expense) and adjusted (increase or decrease) to reflect changes in the estimated future cash flows underlying the initial fair value measurement.  If the obligation is settled for other than the carrying amount of the liability, the Rinker group will recognize a gain or loss on settlement.

Impairment and recoverable value of assets, including goodwill

Under A-IFRS, the Rinker group reviews the carrying amounts of its tangible and intangible assets at each reporting date to determine whether there are any indications of impairment.  If any such indication exists, the Rinker group is required to write-down these assets to their estimated recoverable amount, generally the higher of fair value less costs to sell and value in use.  Where the asset does not generate cash flows that are independent from other assets, Rinker group estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amounts involve significant judgments by Rinker group entities’ management and represent the estimated current value of the cash flows arising from the continued use or the sale of the assets. In calculating recoverable amounts, Rinker group entities discount cash flows to present value. Management calculates the cash flows utilizing forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. Rinker group entities’ management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Impairment losses are measured as the amount by which the carrying value of the assets exceeds their recoverable amount as calculated above.  Impairment losses are recognized immediately in earnings.  There were no material impairment losses in fiscal years 2006 or 2005.

Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions.  Key assumptions include discount rates, sales volumes, average selling price and cost assumptions.  Discount rates are based on the estimated cost of capital in the applicable country.  Sales volumes, average selling price and cost assumptions all use historical results as a base and are adjusted based on forecast assumptions derived from past experience.  Adjustments include approved strategic initiatives by the Rinker group and any expected external factors, such as economic activity levels, degree of competition and the relevant Rinker group entity’s position in the market for the business under review.

Goodwill and intangible assets with indefinite lives are tested for impairment annually and whenever there is an indication that the asset may be impaired.  An impairment of goodwill is not subsequently reversed.

Goodwill is disclosed by Segment in Note 2 of the financial statements.  Additional risk factors are discussed in item 3. D.  of this annual report.

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

New accounting standards

Australian Standards

The consolidated entity changed its accounting policies on April 1, 2005 to comply with Australian Equivalents to International Financial Reporting Standards (‘A-IFRS’).  The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”, with April 1, 2004 as the date of transition.  An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s financial position, financial performance and cash flows is discussed in Note 1 in the financial statements included elsewhere in this report.

In August 2005, the Australian Accounting Standards Board issued AASB 7, “Financial Instruments: Disclosures”, for application to reporting periods beginning on or after January 1, 2007.  This standard will therefore first apply to the Rinker group for the fiscal year ended March 31, 2008.  AASB 7 requires additional disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments. There will be no material effect on the group’s financial position, results of operations, or cash flows.

In June 2005, the Urgent Issues Group issued UIG Interpretation 4, “Determining whether an Arrangement contains a Lease”, for application to reporting periods beginning on or after January 1, 2006. This standard will therefore first apply to the Rinker group for the fiscal year ended March 31, 2007. The Interpretation specifies criteria for determining whether an arrangement is, or contains, a lease, based on an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and a right to use that asset.  Rinker group is currently evaluating the impact UIG 4 will have on its consolidated financial position, results of operations and cash flows but does not expect the interpretation to have a material impact.

In April 2006, the Urgent Issues Group issued UIG Interpretation 9, “Reassessment of Embedded Derivatives” for application to reporting periods beginning on or after June 1, 2006. This standard will therefore first apply to the Rinker group for the fiscal year ended March 31, 2008. UIG Interpretation 9 clarifies that an entity reassesses whether an embedded derivative contained in a host contract is required to be separated from a host contract and accounted for as a derivative under AASB 139, “Financial Instruments” only when there is a change in contract terms that significantly modifies the cash flows that otherwise would be required.  The Rinker group does not expect UIG 9 to have a material impact on its financial position, results of operations or cash flows.

US Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing” (“ARB No. 43”), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43.  Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005.  The Rinker group is therefore required to adopt this standard with effect from April 1, 2006 but does not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB, issued SFAS No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”), which replaces SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principle Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”.  SFAS 123R, addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value on the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.  This statement eliminates the ability to account for share-based compensation transactions using an intrinsic value method as prescribed under APB 25, and generally requires that such transaction be accounted for using a fair value based method (based on the most appropriate model to calculate the value of the options) and recognized as an expense.  Effective April 1, 2006, Rinker group will adopt SFAS 123 (R) using the modified prospective method.  The Rinker group does not expect the adoption of SFAS 123 (R) to have a material impact on its consolidated balance sheet or income statement.

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

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47).  FIN 47 clarifies that the term “conditional asset retirement obligations” as used in FAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if there is uncertainty with regards to the timing and/or method of settlement.  Uncertainty about the conditional outcome of the obligation is incorporated into the measurement of the fair value of the liability, not the recognition decision.  FIN 47 is effective for fiscal years ending after December 15, 2005.  The adoption of FIN 47 did not have a material effect on the results of operations, financial position or liquidity of Rinker group.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154).   FAS 154 changes the method for reporting an accounting change.  Under FAS 154, accounting changes must be retrospectively applied to all prior periods for which financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable.  Under the retrospective method, we will no longer present the cumulative effect of a change in accounting principle in our earnings statements.  FAS 154 carries forward APB Opinion No. 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates.   FAS 154 is effective for any accounting changes and corrections of errors occurring after March 31, 2006.

A.    Management discussion and analysis of the financial results

Management discussion and analysis – executive summary

During the fiscal year ended March 31, 2006 the Rinker group’s trading revenue increased by 19% from US$4,310 million to US$5,108 million, EBIT increased by 48% from US$775 million to US$1,146 million, and net profit attributable to members of Rinker rose by 50% from US$493 million to US$740 million compared to the fiscal year ended March 31, 2005.

This financial performance and the increase over the prior fiscal year has been primarily influenced by the level of activity in the US and Australian construction materials industries, the ability to acquire businesses and expand and improve heritage operations within the Rinker group, and by capitalizing on market leadership and the cost advantages of vertically integrated operations.  The financial results were also assisted by two significant non-recurring transactions:  the sale of a depleted quarry in Las Vegas, Nevada and the sale of the 50% joint venture share in a non-core asphalt business in Australia.  A summary of these factors is contained below with further information in the detailed management discussion and analysis that follows this executive summary.

Construction materials industry

The level of construction activity in the residential, commercial and civil segments of the US and Australian construction materials industry has created a favorable environment for the Rinker business, supporting high demand for Rinker products.

In the US, Dodge estimates that total construction expenditure in calendar year 2005 was US$594 billion, an increase of US$43 billion or 7.8% over calendar year 2004.  The level of activity is 41% higher than 5 years earlier when expenditure was US$423 billion, in calendar year 2000.  In Florida, total construction expenditure is estimated at US$64 billion in calendar year 2005, an increase of US$9 billion over the prior year and US$32 billion or 100% above calendar year 2000.

 Rinker Materials, as one of the largest heavy building materials companies in the US with strong number 1 or 2 market positions in most of its served market areas, has benefited by this expansion with significant growth in volumes, trading revenue and EBIT across each of its business segments.

In Australia, the Readymix financial results have similarly benefited from increased construction activity, improving from a trough that occurred following completion of many 2000 Olympic construction projects and implementation of the GST.  Total Australian construction expenditure in calendar year 2005 was A$97.0 billion (US$73.7 billion), an increase of 12.8% over calendar year 2004.  The level of expenditure is 70% higher than 5 years earlier when expenditure was A$57.1 billion (US$31.7 billion).

Acquisitions and greenfield expansion

A key contributor to the improvement in Rinker’s financial performance has been growth through both acquisition and greenfield expansion of heritage operations.  Major acquisitions are summarized on pages 21 and 22.

Bolt-on acquisitions during the year ended March 31, 2006 are summarized on page 50.  These smaller acquisitions have strengthened market positions, provided pull-through profits (from the vertically integrated business), and often represent regional expansion compared to the large step-out growth that was initiated by major acquisitions, such as Kiewit. Acquisitions that had not been included in Rinker results for a full prior fiscal year before fiscal year 2005 contributed US$90 million to fiscal year 2006 trading revenue and US$9 million to fiscal year 2006 EBIT.

During fiscal years 2005 and 2006 Rinker also completed the construction of 9 new concrete plants, 6 new concrete block plant, and expanded production capacity at a number of concrete, concrete block and aggregate facilities. These newly constructed, expanded or upgraded plants contributed US$114 million of trading revenue and US$46 EBIT during the fiscal year ended March 31, 2006.

The contribution from recent acquisitions, greenfield or significantly expanded operations to the increased trading revenues and EBIT during fiscal year 2006 is set out in the following table:

	Increase YEM06 v YEM05 (US$ million)
	Trading Revenue		EBIT

Fiscal year 2005	4,310		775

Sources of increase:

Acquisitions	58	+ 7%	5	+ 1%

Greenfield & expansion	87	+ 11%	27	+ 7%

Heritage	653	+ 82%	339	+ 91%

Fiscal year 2006	5,108		1,146

Managing Rinker’s vertically integrated business

A key Rinker Materials operating strategy is to hold a strong number 1 or number 2 market position in terms of revenue in its served markets, and manage the businesses through integrated markets where the company’s concrete, block and asphalt operations source most of their aggregate and, in Florida, cement internally.  This enables operations to take a price leadership role to improve trading revenue and EBIT, offset higher input costs through price increases and create operational efficiencies across the integrated system.

During fiscal year 2006 pricing initiatives have generally achieved increases above inflation levels, and have offset significant cost increases, particularly for fuel and energy, freight and raw materials. Operating cost increases associated with the increased volumes have been minimized, and in most cases EBIT margins have improved.

In Australia, Readymix is one of the top three companies in terms of revenue in most of its markets.  Following a long period of inability to recover cost inflation in selling prices and insufficient profitability, Readymix now also maintains a strategy of price leadership which has preserved operating margins and the returns on the capital invested in the business despite steep cost increases and relatively flat construction activity during fiscal year 2006.

Further detail of the contribution of price improvement to results is outlined in the segment review that follows this summary.

Operational efficiencies have also been achieved by a culture of continuous improvement through the benchmarking of performance against competitors, internal benchmarking, the sharing and application of best practices, as well as the implementation of operational improvement projects.  Businesses within the Rinker group have a track record of generating significant cost reduction through operational improvement with total savings for the fiscal year 2006 estimated at US$52 million.

There are currently more than 1,000 active operational improvement projects across the Rinker group, supported by 10 employees primarily responsible to facilitate improvement teams.

The following table highlights the Rinker group’s ability to improve costs as a percentage of trading revenue during the last two fiscal years:

	2006	2005
Trading revenue	100.0%	100.0%
Cost of sales	52.2%	55.7%
Gross margin	47.8%	44.3%
Warehouse and distribution	19.9%	19.1%
Selling, general & admin	7.3%	8.0%
Other	1.8%	0.7%
Profit before finance and income tax expense	22.4%	18.0%

While warehouse and distribution costs have increased, this reflects an increased proportion of Rinker operations in aggregate and concrete where the freight cost in delivered product trading revenue is relatively high compared to higher priced manufactured goods, such as concrete pipe, prestressed concrete products and building materials.  Fuel and ocean freight costs have also increased at a faster rate than price increases.

The following discussion of the Rinker group’s operating results uses financial data prepared under A-IFRS.  See Note 40 to the financial statements included elsewhere in this annual report for a description of the principal differences between A-IFRS and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders’ equity for the years and as of the dates therein indicated.

Significant non-recurring transaction

In April 2005 Rinker Materials completed the sale of its 147-acre former Buffalo Road quarry in Las Vegas, Nevada to one of the major homebuilders in the United States, D.R Horton for total consideration of US$34 million and a pre-tax gain of US$31 million.

In February 2006 Readymix completed the sale of its 50% joint venture interest in the Emoleum Australian asphalt joint venture with Exxon Mobil Australia Pty Limited to a subsidiary of the engineering services group Downer EDI Limited.  The sale included a long-term aggregate supply agreement to the new owners.  The investment in Emoleum was a non-core operation for Readymix and the sale will not materially impact the ongoing results of the business.  A pre-tax gain of US$22 million was recorded on the sale.

1.     General factors affecting the financial results of the Rinker group

Overview

Rinker group entities are manufacturers and suppliers of heavy building materials primarily in the US and Australia.  In the US, Rinker’s subsidiary, Rinker Materials, has five reporting segments: Aggregates; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other, which includes gypsum supply, prestressed concrete (sold in December 2004), polyethylene pipe (sold in February 2005), Rinker Materials’ corporate overheads.

In Australia, Rinker’s subsidiary, Readymix, produces aggregate, concrete, concrete pipe and other concrete products.  Readymix also holds a substantial joint venture interest in a cement manufacturer and operates a concrete business in China.  A joint venture interest in asphalt operations was sold in February 2006.

Rinker Materials

Rinker Materials’ operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials industry.  For the year ended March 31, 2006, approximately 55% of Rinker Materials’ trading revenue was estimated by Rinker Materials’ management to have been derived from residential construction, 30% from commercial construction, and 15% from civil construction.

Economic and population growth, coupled with rising personal incomes and low mortgage rates, have resulted in substantial growth in US residential construction over the last five years. Residential housing starts in the US in calendar years 2005, 2004, 2003, 2002, 2001 and 2000 were estimated by the US Department of Commerce to have been 2.07, 1.96, 1.85, 1.71, 1.60 and 1.57 million respectively, which compares to an average annual rate of 1.61 million starts between calendar years 1994 and 2004.

In Florida, which accounted for about 55% of Rinker Materials’ trading revenues for the year ended March 31, 2006, the residential construction market has outperformed the US national average. Between calendar years 1999 and 2005, Dodge estimated an average annual growth of 19.8% in Florida residential construction and building spending, compared to a US average of 11.3%.

Growth in the US economy and falling interest rates resulted in strong growth in commercial construction between 1999 and 2001.  Dodge estimates that total commercial construction and building spending increased from US$132.6 billion in calendar year 1999 to US$139.9 billion in calendar year 2001. In calendar years 2002 and 2003, commercial construction activity softened to US$134.2 billion and US$126.4 billion respectively due to a number of factors principally related to the weaker economic climate, but strengthened in calendar 2004 to US$131.0 billion and in calendar year 2005 to US$134.0 billion.  Florida construction expenditure has increased, from US$8.9 billion in calendar year 1999 to US$9.2 billion in calendar year 2005.

Rinker Materials’ exposure to the civil construction sector primarily relates to the construction of roads, highways and bridges.  Civil construction activity in the US has increased over the last six years with spending as estimated by Dodge, increasing from US$74.6 billion in calendar year 1999 to US$97.5 billion in calendar year 2005.  This was primarily due to TEA-21 (which covered the 6 year period 1998 to 2003) and SAFETEA (which covers the 6 year period 2004 to 2009), the legislated federal government infrastructure spending program.

Between the fiscal years ended 2003 and 2006, Rinker Materials’ volumes have increased as a result of acquisitions, underlying growth in key residential and non residential construction markets, and the expansion of manufacturing and delivery capacity to strengthen market positions.

The acquisition of Kiewit in September 2002 provided step-out growth for Rinker Materials into the very strong Arizona construction market, and has become a regional platform for further expansion in western US states.  Arizona now accounts for approximately 17% of Rinker Materials revenue and growth in construction activity in that state continues to be high compared to national averages.  Smaller regional and bolt-on acquisitions have expanded the Rinker Materials footprint and provided volume growth for the businesses in Nevada, Tennessee and Florida.

Capital investment in new manufacturing facilities has also expanded production capacity in heritage operations.  In the Florida operations in particular, during the last two years Rinker Materials has constructed eight new concrete plants, five new block manufacturing lines, and has significantly expanded the fleet of concrete mixers and block delivery trucks to strengthen market positions and supply growing demand.  Rinker Materials has also invested to expand quarry production capacity to supply the increased aggregate and sand requirements of the internal concrete and block operations, external manufacturers, and the buoyant road construction market.

Rinker Materials’ financial performance is impacted by changes in prices for its products.  Pricing is determined by the level of demand and supply and the competitive environment in the various geographic and product markets in which Rinker Materials operates.  Price growth in excess of inflation has generally been achieved for the majority of products and in most markets.  Price increases have been particularly strong in fiscal year 2006, including initiatives to recover steep increases in raw material, freight, fuel and energy costs.

Readymix

For the fiscal year ended March 31, 2006, Readymix’s trading revenue was estimated to have been derived approximately 25% from residential construction, 45% from civil construction and the remaining 30% from commercial construction.

Over the last three years construction activity in the residential segment has been influenced primarily by changes in interest rates and housing price affordability.  Following two interest rate rises, in November 2004 and December 2004, there was a gradual decline in residential construction commencements during fiscal years 2005 and 2006. The decline, however, has been mild by historical standards with the market supported by a relatively strong economy and low levels of unemployment.  According to the Australian Bureau of Statistics, total spending in the residential segment increased slightly to A$38.8 billion (US$29.5 billion) in the year ended December 31, 2005, from A$38.1 billion (US$28.2 billion) in the year ended December 31, 2004.  Spending was A$33.7 billion (US$23.5 billion) in the year to December 2003.

The commercial segment of the construction market strengthened during fiscal year 2006 compared to fiscal year 2005.  According to the Australian Bureau of Statistics total spending in the commercial segment has grown from US$13.6 billion (A$18.4 billion) in the year ended December 31, 2004 to US$16.4 billion (A$21.5 billion) in the year ended December 31, 2005 due to higher business investment levels, supported by the relatively strong economy.  Spending in the year to December 2003 was estimated at US$11.1 billion (A$15.9 billion).

Civil construction in Australia is largely dependent on government infrastructure programs. According to the Australian Bureau of Statistics spending in the civil segment has risen from US$21.8 billion (A$29.5 billion) in the year ended December 31, 2004 to US$27.9 billion (A$36.7 billion) in the year ended December 31, 2005.  Spending in the year to December 2003 was estimated at US$18.2 billion (A$26.1 billion).

Acquisitions

As discussed in “Item 4 – Information on the Rinker group”, the Rinker group has grown by acquisition and particularly in Rinker Materials through a number of major acquisitions between June 2000 and September 2002.

Smaller “bolt-on” acquisitions are also regularly undertaken as part of the Rinker group’s growth strategy.  For the year ended March 31, 2006 bolt-on acquisitions included:

FCCI Readymix and Brooksville Concrete – concrete operations in Florida

Infiniton Sand – a sand supply source for the Las Vegas, Nevada market

Carder Concrete Products – a concrete pipe operation with plants in Colorado and Wyoming

Charter Materials – a concrete plant and sand operations in Prescott, Arizona

Numix and Harrington Concrete, on the north coast of New South Wales, Australia

Keys Concrete – one of the largest independent concrete and block manufacturers in Florida

Acquisitions are integrated into Rinker Materials, as part of the Aggregate, Cement, Concrete, concrete block and asphalt, and concrete pipe and products segments, and Readymix, and included in the discussion of results that follows.

2.     Exchange rates

For the year ended March 31, 2006, around 80% of the Rinker group’s trading revenue was generated by Rinker Materials in the US.  For the years ended March 31, 2006 and 2005, there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realized exchange gains or losses.  As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.  An appreciation of the A$ relative to the US$ would be expected to have a favorable impact on the Rinker group’s reported US$ results.

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies in as much as each generates all revenue and incurs all costs in that local currency.  Set out below is performance information in US$.  Supplementary performance information for Readymix in Australian dollars, is set out starting at page 60.

The average month end exchange rates used for translation of the Readymix A$ transactions into US$, for the years ended March 31, 2006 and 2005 are set out in “Item 3.E. Supplementary Information – Australian Dollar/Exchange Rates”.

3.     Overview — Year ended March 31, 2006 compared to the year ended March 31, 2005

The Rinker group’s trading revenue and EBIT for the years ended March 31, 2006 and 2005 are set out below in United States dollars.  A further breakdown of the Rinker group’s results to net profit is included in Note 2 to the financial statements, which are presented elsewhere in this annual report.

	Rinker group Trading revenues and EBIT US$ millions Year Ended March 31,
	2006		2005
	Trading revenues	EBIT	Trading revenues	EBIT
Rinker Materials	4,029	979	3,319	640
Readymix	1,079	179	991	147
Corporate costs	—	(12)	—	(11)
Total Rinker group	5,108	1,146	4,310	775

As previously defined under “Certain definitions,” “EBIT” means Profit before finance and income tax expense in accordance with A-IFRS.

Trading revenue

The Rinker group’s trading revenues for the fiscal year ended March 31, 2006 were US$5,108 million compared to US$4,310 million for the fiscal year ended March 31, 2005.  This represented an increase of US$798 million, or 19%.  In Rinker Materials an increase in trading revenue of US$710 million was primarily due to improved prices, which increased compared to fiscal year 2005 in all product categories and in most markets.  Favorable economic conditions also resulted in increased volumes in most business segments.  Reported US$ trading revenues in Readymix increased by US$88 million, reflecting a US$75 million movement in constant currency from higher volumes due to continued growth in construction markets in Australia and China and price improvement in Australia.  In addition, an increase of US$13 million was caused by the 1.0% change in the A$/US$ exchange rate.

Cost of Sales

Cost of sales for the Rinker group increased by 11% to US$2,666 million in fiscal year 2006 from US$2,399 million in fiscal year 2005. In Rinker Materials, cost of sales increased by US$210 million, or 12%, in fiscal year 2006, due principally to higher trading volumes, and higher costs for fuel, steel, imported cement and ocean freight which have increased at rates above general inflation.

Warehouse and distribution costs

Warehouse and distribution costs rose 23% to US$1,015 million in fiscal year 2006 from US$825 million in fiscal year 2005. In Rinker Materials, the increase in costs of US$175 million in fiscal year 2006 was due principally to higher fuel costs and increased distribution costs on the higher volumes sold.

In fiscal year 2006 warehouse and distribution costs represented 19.9% of trading revenue compared to 19.1% in fiscal year 2005. The increase in warehouse and distribution costs as a percentage of trading revenue compared to the fiscal year 2005 reflects an increased proportion of Rinker operations in aggregate and concrete where the freight cost in delivered product revenue is relatively high compared to higher priced manufactured goods, such as concrete pipe, concrete products and building materials. Fuel and ocean freight costs have also increased at a faster rate than price increases.

Selling, general and administrative costs

Selling, general and administrative costs rose 9% to US$374 million in fiscal year 2006 from US$343 million in fiscal year 2005. Selling, general and administrative costs were 7.3% of trading revenue in fiscal year 2006 compared to 8.0% in fiscal year 2005. Increased prices and trading volumes and the integration of business acquisitions within existing administration cost structures have reduced administration and other operating costs as a percentage of trading revenue. Operating cost improvements have also contributed to offsetting upward cost pressures in existing businesses and from the addition of new businesses.

Other income and expenses

Other income and other expenses primarily relate to the divestment of non-core businesses and the disposal of property, plant and equipment and other assets. Other income was US$68 million in fiscal year 2006, an increase from US$21 million in fiscal year 2005. In fiscal year 2006, Rinker Materials disposed of a property at Buffalo Road, Las Vegas, Nevada for net proceeds of US$34 million. The gain on disposal of US$31 million was included in other income. In Readymix, the investment in the Emoleum joint venture was sold for a gain on disposal of US$22 million, also included in other income.

In fiscal year 2005, the Prestress business was divested by Rinker Materials in December 2004 with proceeds on disposal of US$33 million, and the Polypipe business was divested in February 2005 with proceeds on disposal of US$67 million. All other transactions in fiscal year 2006 and 2005 related to the disposal of surplus property, plant and equipment, primarily in Rinker Materials, and were all individually less than US$10 million.

EBIT

The Rinker group’s EBIT of US$1,146 million for the year ended March 31, 2006 represented a US$371 million, or 48%, increase compared to EBIT for the year ended March 31, 2005 of US$775 million. The increase was due primarily to a US$339 million increase in Rinker Materials and a US$32 million increase in Readymix. The increase in Rinker Materials principally reflects continuing increases in volumes and prices in the aggregate and concrete and block operations, improved gross margins in concrete pipe, and strong volume growth in cement. The increase in Readymix principally reflects the gain on the sale of the joint venture interest in Emoleum and good returns from large project work.

Borrowing costs

Borrowing costs were US$42 million in fiscal year 2006 and US$54 million fiscal year 2005. Average outstanding debt was lower in fiscal year 2006 from fiscal year 2005 which resulted in the lower borrowing costs. Rinker debt is predominantly borrowed by Rinker Materials and borrowing costs are predominantly incurred in Rinker Materials.

Interest income

Interest income was unchanged at US$22 million in both fiscal year 2006 and fiscal year 2005. Cash balances have been invested in short-term interest-bearing investments pending investment in acquisition opportunities. At the end of fiscal year 2006 Rinker had approximately US$289 million on short-term deposit, principally in A$ accounts earning approximately 5.5% interest.

Income tax expense

Income tax expense increased by US$137 million to US$382 million in fiscal year 2006, compared to US$245 million in fiscal year 2005. The Rinker group’s effective tax rate increased from 33.0% in fiscal year 2005 to 33.9 % in fiscal year 2006. The increase in the Rinker Group’s effective tax rate in fiscal year 2006 principally reflects a higher proportion of the Rinker Group’s EBIT being derived in the United States, where the federal rate of 35% plus state tax on earnings is higher than the corporate rate of 30% in Australia.

Net profit attributable to members of Rinker

The net profit attributable to members of Rinker increased by US$247 million or 50% to US$740 million for fiscal year 2006 from US$493 million for fiscal year 2005.

Net profit attributable to members of Rinker of US$740 million in fiscal year 2006 comprised EBIT of US$1,146 million plus interest income of US$22 million less borrowing costs of US$42 million, tax expense of US$382 million, and minority interests of US$3 million.

Net profit attributable to members of Rinker of US$493 million in fiscal year 2005 comprised EBIT of US$775 million plus interest income of US$22 million less borrowing costs of US$54 million, tax expense of US$245 million, and outside equity interests of US$5 million.

4.              Results of operations for Rinker Materials segments

Rinker Materials has five business segments: Aggregate; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other. Rinker Materials records its transactions in its own financial statements in US dollars. Results of operations in US$ for Rinker Materials for the years ended March 31, 2006 and 2005 are set out below.

	Rinker Materials Business Segment Trading revenues and EBIT (3) US$ millions Year Ended March 31,
	2006		2005
	Trading revenues	EBIT	Trading revenues	EBIT
Aggregates	1,074.1	262.5	861.9	195.4
Cement	487.0	142.4	389.4	117.7
Concrete, concrete block and asphalt	2,180.3	374.4	1,634.9	212.4
Concrete pipe and products	575.8	133.3	472.0	89.5
Other (1)	370.9	66.4	461.6	24.6
Eliminations (2)	(658.8)	—	(501.0)	—
Total Rinker Materials in US$	4,029.3	979.0	3,318.8	639.6

(1)          Other includes Gypsum Supply, Prestressed concrete (sold in December 2004), Polypipe (sold in February 2005), Rinker Materials corporate costs and unallocated divestment gains and losses.

(2)          Aggregates and Cement sell products to other Rinker Materials segments. This internal revenue is eliminated on consolidation.

(3)          EBIT means profit before finance and income tax expense in accordance with A-IFRS.

i.                 Aggregates

The results of operations for the Aggregates segment for the years ended March 31, 2006 and 2005 are set out below.

	Year ended March 31
US$ million	2006	2005
External revenue (1)	664.3	553.9
Inter segment revenue (2)	409.8	308.0
Trading revenue	1,074.1	861.9
EBIT	262.5	195.4
EBIT margin % (3)	24.4	22.7

(1)          External revenue means revenue from customers not part of the Rinker group

(2)          Inter segment revenue means revenue from customers within the Rinker group

(3)          EBIT margin % is EBIT divided by trading revenue

Aggregates trading revenue has increased as a result of both volume and price increases. Volumes have increased with the growth of residential construction particularly in Florida and Arizona, and growth in highway spending particularly in Florida and Georgia. Prices have improved due to strong demand, a scarcity of aggregates in Florida, and initiatives to recover recent steep cost increases.

Year ended March 31, 2006 compared to the year ended March 31, 2005

Trading Revenue:  Trading revenue of US$1,074.1 million for the year ended March 31, 2006 represented a US$212.2 million, or 25%, increase compared to trading revenue for the year ended March 31, 2005 of US$861.9 million.

The increase principally reflects:

•                  Increased prices and volumes in the Florida market, which accounted for increased trading revenue of approximately US$107 million, including the pull through impact from recent acquisitions and greenfields expansion in the concrete, concrete block and asphalt segment;

•                  Price improvement across all Rinker Materials western markets, particularly Arizona, Portland, Nevada and Everett in Washington state, with an overall increase in trading revenue of US$86 million; and

•                  Increased prices and volumes in Georgia, Kentucky and Tennessee where trading revenue increased by US$19 million.

EBIT:  EBIT of US$262.5 million for the year ended March 31, 2006 represented a US$67.1 million, or 34%, increase compared to EBIT for the year ended March 31, 2005 of US$195.4 million. This was due principally to an increase in average prices of 16%, with improvement generally achieved across most markets and in excess of the steep increase in fuel and energy costs ahead of cost inflation. The EBIT margin increased by 1.7 percentage points to 24.4%.

ii.             Cement

The results of operations for the Cement segment for the years ended March 31, 2006 and 2005 are set out below.

	Year ended March 31
US$ million	2006	2005
External revenue (1)	238.0	196.4
Inter segment revenue (2)	249.0	193.0
Trading revenue	487.0	389.4
EBIT	142.4	117.7
EBIT margin% (3)	29.3	30.2

(1)          External revenue means revenue from customers outside the Rinker group

(2)          Inter segment revenue means revenue from customers within the Rinker group

(3)          EBIT margin % is EBIT divided by trading revenue

Trading revenue growth was driven principally by volume increases and strong price growth during the year ended March 31, 2006.

Year ended March 31, 2006 compared to the year ended March 31, 2005

Trading Revenue:  Trading revenue of US$487.0 million for the year ended March 31, 2006 represented a US$97.6 million, or 25%, increase compared to the trading revenue for the year ended

March 31, 2005 of US$389.4 million. The increase in trading revenue reflected a 14% average increase in prices and a 7% increase in volumes.

Price improvement was facilitated by the strong construction market in Florida and high demand for cement, but also includes cost recovery with electricity, coal, fuel and imported cement costs all increasing above inflation. Volume increased following severe cement shortages in fiscal year 2005. Shipping shortages, which had been experienced in the prior year, were not repeated and both Rinker Materials cement mills increased production. Other major producers were also able to increase supply, increasing traded volumes.

EBIT:  EBIT of US$142.4 million for the year ended March 31, 2006 represented a US$24.7 million, or 21%, increase compared to EBIT for the year ended March 31, 2005 of US$117.7 million.

The increased EBIT was due to the volume increase, although margins declined, particularly in the first half of the fiscal year when cost increases outpaced price improvement.

iii.         Concrete, concrete block and asphalt

The results of operations for the Concrete, concrete block and asphalt segment for the years ended March 31, 2006 and 2005 are set out below.

	Year ended March 31
US$ million	2006	2005
Trading revenue	2,180.3	1,634.9
EBIT	374.4	212.4
EBIT margin % (1)	17.2	13.0

(1)          EBIT margin % is EBIT divided by trading revenue

Trading revenue and EBIT increased significantly in fiscal year 2006 driven by strong demand in the Florida, Arizona and Nevada residential markets, reflected in higher prices and volumes, and the expansion of operations through both “bolt-on” acquisitions and greenfields expansion.

Year ended March 31, 2006 compared to the year ended March 31, 2005

Trading Revenue:  Trading revenue of US$2,180.3 million for the year ended March 31, 2006 represented a US$545.4 million, or 33%, increase compared to trading revenue for the year ended March 31, 2005 of US$1,634.9 million. Approximately two thirds of the increased revenue was in the Florida market, where both concrete and block volumes were at record levels, mainly due to growth in the Florida residential market.

During the last two years Rinker Materials has expanded its operations in Florida to keep up with customer demand in fast growing regions of the State, through both “bolt-on” acquisitions and greenfields expansion, particularly in south west Florida and the Florida Panhandle.

Overall, concrete volumes were ahead of the previous year by 12% and average prices were up 20%. Average block prices increased by 25% and volumes were up by 11%.

 EBIT:  EBIT of US$374.4 million for the year ended March 31, 2006 represented a US$162.0 million, or 76%, increase compared to EBIT for the year ended March 31, 2005 of US$212.4 million.

Approximately 70% of the EBIT increase was in the Florida market, where housing activity remained very strong and the results include a full year contribution from fiscal year 2005 acquisitions and greenfields expansions and a part year contribution from fiscal 2006 acquisitions and new plant start-ups. Operations in Arizona, Nevada, and the Pacific Northwest were also strongly ahead of the previous year.

iv.           Concrete pipe and products

The results of operations for the Concrete pipe and products segment for the years ended March 31, 2006 and 2005 are set out below.

	Year ended March 31
US$ million	2006	2005
Trading revenue	575.8	472.0
EBIT	133.3	89.5
EBIT margin % (1)	23.1	19.0

(1)          EBIT margin % is EBIT divided by trading revenue

EBIT lifted sharply and margin growth in the concrete pipe and products segment continued during the year end March 31, 2006 with favorable market conditions and a mild winter, along with significant operational cost improvements.

Year ended March 31, 2006 compared to the year ended March 31, 2005

Trading Revenue:  Trading revenue of US$575.8 million for the year ended March 31, 2006 represented a US$103.8 million, or 22%, increase compared to trading revenue for the year ended March 31, 2005 of US$472.0 million. This improvement was principally due to a 12% increase in price combined with a 9% increase in volumes compared to the previous year.

EBIT:  EBIT of US$133.3 million for the year ended March 31, 2006 represented a US$43.8 million, or 49%, increase compared to EBIT for the year ended March 31, 2005 of US$89.5 million.

This reflects principally:

•                  Improved margins, with price increases and operational improvement more than offsetting higher costs for steel, cement, power and fuel (US$33 million); and

•                  Increased volume, from both improved economic conditions across most states and market share gains (US$11 million);

v.                                       Other

The results of operations for the Other segment for the years ended March 31, 2006 and 2005 are set out below. This segment includes gypsum supply, Rinker Materials’ corporate unallocated costs and unallocated divestment profits, and the pre-stressed concrete and polyethylene pipe businesses, which were divested during the fiscal year ended March 31, 2005.

	Year ended March 31
US$ million	2006	2005
Trading revenue	370.9	461.6

EBIT excluding Rinker Materials corporate unallocated costs and unallocated divestment profits	55.1	37.8

Rinker Materials corporate unallocated costs and divestment profits	11.3	(13.2)

EBIT	66.4	24.6

Year ended March 31, 2006 compared to the year ended March 31, 2005

Trading Revenue:  Trading revenue of US$370.9 million for the year ended March 31, 2006 represented a US$90.7 million or 20% decrease compared to the trading revenue for the year ended March 31, 2005 of US$461.6 million, reflecting businesses divested in fiscal year 2005 partly offset by increased revenue in gypsum supply.

Gypsum supply trading revenue increased by 21%, primarily due to price increases across the range of building materials sold by the business, which include wallboard, metal framing, stucco cement and accessories. Volumes also increased, with wallboard volume 7% higher than the previous fiscal year.

Trading revenue in Prestress decreased by US$57 million following divestment of the business in December 2004. Prior to the sale the business had contributed revenue of US$58 million, and during the last quarter of the year ended March 31, 2005 additional revenue of US$9 million was recorded from delivery of product manufactured prior to divestment and included in retained working capital. A further US$11 million of trading revenue has been recorded during the year ended March 31, 2006 from the delivery of remaining product.

The Polypipe polyethylene pipe and pipe liners business was divested in February 2005 for sale proceeds of US$67 million. Prior to the sale the business had contributed revenue of US$96 million during the year end March 31, 2005.

EBIT:  Excluding Rinker Materials corporate unallocated costs and unallocated divestment profits, EBIT was US$55.1 million for the year ended March 31, 2006 representing a US$17.3 million increase compared to EBIT of US$37.8 million for the year ended March 31, 2005.

The segment EBIT includes the trading results from the gypsum supply business in fiscal years 2006 and 2005, and in fiscal year 2005 the trading results of the prestress and polypipe operations before their sale, as well as the gain/loss on their divestment during that year.

Gypsum Supply EBIT increased by 34% during the year ended March 31, 2006, primarily due to improved margins as selling prices increased faster than increasing product costs in the strong Florida residential market, and from the higher volume.

Prestress was divested for an amount below book value during the year ended March 31, 2005, resulting in a non-cash pre-tax book loss of approximately US$16 million. The operations were incurring trading losses prior to the sale. During fiscal year 2006 the delivery of product made prior to the sale continued for a break-even EBIT result.

The divestment of Polypipe realized a book gain before tax of around US$7 million during the fiscal year ended March 31, 2005. Trading operations prior to the divestment had been favorable, assisted by strong demand from the oil and gas industry for pipeline products. There was no further impact on Rinker Materials results from Polypipe during fiscal year 2006.

Rinker Materials’ corporate unallocated costs and unallocated divestment profits was a net gain of US$11.3 million for the year ended March 31, 2006 compared to net costs of US$13.2 million for the prior fiscal year. Included in fiscal year 2006 results is a pre-tax book gain of around US$31 million from the sale of the former Buffalo Road quarry in Las Vegas, Nevada.

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

	Year ended March 31
US$ million	2006	2005
Trading revenue	1,079.1	990.9
EBIT	179.1	146.9
EBIT margin % (1)	16.6	14.8

(1)          EBIT margin % is EBIT divided by trading revenue

Year ended March 31, 2006 compared to the year ended March 31, 2005

Trading Revenue:  Trading revenue of US$1,079.1 million for the year ended March 31, 2006 represented a US$88.2 million, or 9%, increase compared to trading revenue for the year ended March 31, 2005 of US$990.9 million. This reflected a US$75.0 million movement in constant currency and an increase of US$13 million caused by the 1.0% change in the A$/US$ exchange rate.

The increase in constant currency trading revenue was due to price improvement in all Australian product lines, increased concrete volumes due to strong construction activity in the civil and commercial sectors, and higher concrete products sales to major infrastructure projects.

Australian concrete prices increased by 4%, aggregate by 6%, and concrete pipe and product prices by 3% during the fiscal year ended March 31, 2006. Price increases reflect both the recovery of cost inflation, particularly in fuel and raw materials, and the favorable market conditions in regional areas and from large infrastructure projects.

Australian concrete volumes increased by 4%, concrete pipe and products volumes by 4%, while aggregate volumes were flat in fiscal 2006. Volumes were assisted by continued growth in the Australian construction sector, especially from major road and infrastructure projects.

In China, revenue was flat with the previous year. Concrete volumes increased by 5% reflecting large project work, but intense competition resulted in a decline in average prices of 2%.

EBIT:  EBIT of US$179.1 million for the year ended March 31, 2006 represented US$32.2 million, or 22%, increase compared to EBIT of US$146.9 million for the year ended March 31, 2005. This reflected a US$29.9 million movement in constant currency and an increase of US$2.3 million caused by the 1.0% change in the A$/US$ exchange rate.

The increase in constant currency reflects principally:

•                  Improvement in each of the Australian concrete, aggregate and concrete pipe and products operations from the achievement of volume and price growth (US$4 million);

•                  Divestment of Readymix’s 50% share in the Emoleum (asphalt) joint venture giving rise to a gain of US$22 million.

Results of operation for the Readymix segment — Australian Dollars

Readymix operations in Australia generate all revenue and incur all costs in A$. As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes. For the convenience of readers interested in Readymix results of operations in Australian dollars, set out below is management discussion and analysis of the financial results of the Readymix segment in Australian dollars.

	Year ended March 31
A$ million	2006	2005
Trading revenue	1,440.5	1,340.7
EBIT	236.7	199.7
EBIT Margin%(1)	16.4	14.9

(1)          EBIT margin % is EBIT divided by trading revenue

Year ended March 31, 2006 compared to the year ended March 31, 2005

Trading Revenue:  Trading revenue of A$1,440.5 million for the year ended March 31, 2006 represented an A$99.8 million, or 7%, increase compared to trading revenue for the year ended March 31, 2005 of A$1,340.7 million. The increase was due to price improvement in all Australian product lines, increased concrete volumes due to strong construction activity in the civil and commercial sectors, and higher concrete product sales to major infrastructure projects.

Australian concrete increased by 4%, aggregate by 6%, and concrete pipe and products prices by 3% during the fiscal year ended March 31, 2006. Price increases reflect both the recovery of cost inflation, particularly in fuel and new materials, and favorable market conditions in regional areas and from large infrastructure projects.

Australian concrete volumes increased by 4%, concrete pipe and product volumes by 4%, while aggregate volumes were flat in fiscal 2006.

In China revenue was flat with the previous year. Concrete volumes increased by 5% reflecting large project work, but intense competition resulted in a decline in average prices of 2%.

EBIT:  EBIT of A$236.7 million for the year ended March 31, 2006 represented an A$37.0 million, or 19%, increase compared to EBIT of A$199.7 million for the year ended March 31, 2005.

The increase reflects principally:

•                  Improvement in each of the Australian concrete, aggregate and concrete pipe and products operations from the achievement of strong volume and price growth (A$6 million);

•                  Divestment of Readymix’s 50% share in the Emoleum (asphalt) joint venture giving rise to a gain of A$26 million

B.            Liquidity and Capital Resources

Liquidity

The Rinker group meets its funding requirements through a combination of operating cash flows and external debt raising. In management’s opinion, the Rinker group’s cash flows and funding arrangements are sufficient to meet the Rinker group’s current liquidity requirements.

The table below sets out the Rinker group’s cash flow statements for the years ended March 31, 2006 and 2005.

Cash flow Statements (1)

	Year ended March 31
US$ millions	2006	2005
Net cash from operating activities	942.4	678.8
Net cash (used in) investing activities	(410.3)	(177.6)
Net cash (used in) financing activities	(814.3)	(257.0)
Net increase (decrease) in cash held	(282.2)	244.2

(1)          A reconciliation of net profit to net cash from operating activities (including movements in working capital) is set out in the financial statements included elsewhere in this annual report.

Cash flows from operating activities in the year ended March 31, 2006 of US$942.4 million represented a US$263.6 million, or 38.8%, increase compared to US$678.8 million in the year ended March 31, 2005. This was principally due to improved EBIT of US$370.5 million with increases in all segments primarily from selling price and volume growth, partly offset by US$74.4 million increase in working capital and US$129.7 million increase in income tax payments compared with the year ended March 31, 2005. Net investing cash flows consist primarily of capital expenditure necessary to maintain the productive capacity of the Rinker group, outflows relating to acquisitions (net of cash acquired), and net proceeds from divestments.

Net cash used in investing activities increased to US$410.3 million in the year ended March 31, 2006 from the US$177.6 million for the year ended March 31, 2005. Purchase of property plant and equipment increased by US$102.6 million compared to the year ended March 31, 2005. Purchase of controlled entities and businesses increased by US$127.6 million compared to the year ended March 31, 2005 primarily from the Keys Concrete acquisition in March 2006.

Net cash used in financing activities increased to US$814.3 million in the year ended March 31, 2006 from US$257.0 in the year ended March 31, 2005. The three largest increases included in the total US$557.3 million increase were US$155.5 million for net repayment of borrowings, US$89.4 million in dividends paid, and US$315.3 for Rinker Group on market share buyback.

Capital expenditure including purchases of controlled entities and businesses, were as follows:

	Year ended March 31
US$ millions	2006	2005
Rinker Materials	488	239
Readymix	57	75
Total Rinker group	545	314

Acquisitions, particularly large ones, have been slow across the industry during the last two years, and Rinker’s capital expenditure has mainly comprised, “bolt-on” acquisitions and expansion of the heritage operations, as well as operating capital expenditure to maintain capacity. In fiscal year 2006 Rinker acquired Keys Concrete, one of the largest independent concrete and block manufacturers in Florida, and six smaller concrete or concrete and quarry operations – two each in Florida and New South Wales, Australia, one in Arizona and another in Nevada. Rinker also acquired Carder Concrete Products with concrete pipe plants in Colorado and Wyoming.

Heritage operations were expanded with the completion or expansion of nine concrete plants and five block plants in Florida and associated expenditure to expand aggregate capacity and concrete mixer and block truck fleets to service these plants. Operations were also expanded in Nevada with the completion of a new concrete plant and new block manufacturing line for the fast growing Las Vegas market.

At March 31, 2006, the Rinker group had capital expenditure commitments of US$63.8 million outstanding.

Capital resources

The Rinker group’s debt profile during fiscal years 2006 and 2005 has been as follows:

Group Debt Profile as at March 31

US$ millions, except percentage and times indicated	2006	2005
Long-term debt (1)	645.2	610.9
Total debt (2)	650.6	868.0
Net debt (3)	361.5	279.8
Net debt to EBITDA (times) (4)	0.3	0.3
EBIT to Net Interest Expense (times) (5)	77.5	32.6
Net debt to capitalization (6)	11.9%	9.9%

(1)          Debt maturing in excess of 12 months from period end.

(2)          Long-term debt plus short-term debt (including bank overdrafts).

Total Debt as at March 31

US$ millions	2006	2005
Current interest-bearing debt	5.4	257.1
Non-current interest-bearing debt	645.2	610.9
Total debt	650.6	868.0

(3)          Total debt less cash assets.

Net Debt as at March 31

US$ millions	2006	2005
Total debt	650.6	868.0
Cash assets	(289.1)	(588.2)
Net debt	361.5	279.8

(4)          Ratio of net debt to EBITDA (EBITDA represents EBIT before Depreciation and Amortization)

Net debt to EBITDA as at March 31

US$ millions, except times indicated	2006	2005
Net debt	361.5	279.8
EBITDA	1,354.5	970.1
Net debt to EBITDA (times)	0.3	0.3

EBIT	1,145.6	775.1
Depreciation and Amortization	208.9	195.0
EBITDA	1,354.5	970.1

(5)          Ratio of EBIT to net interest expense (interest expense less interest income)

EBIT to Net Interest Expense (or “interest cover”) as at March 31

US$ millions, except times indicated	2006	2005
EBIT	1,145.6	775.1
Net Interest Expense	14.8	23.8
EBIT to Net Interest Expense (times)	77.5	32.6

(6)          Ratio of net debt to net debt plus total shareholders equity

Net debt to capitalization as at March 31

US$ millions, except percentage indicated	2006	2005
Net debt	361.5	279.8
Total shareholders’ equity	2,687.3	2,551.1
Net debt to capitalization	11.9%	9.9%

Rinker’s management uses net debt to EBITDA, interest cover and net debt to capitalization information to assess the financial position of the Rinker group and believes these ratios are useful to investors because they relate the net debt levels of the group to the cash flows, earnings and equity of the business. Management believes the primary determinant of Rinker’s debt capacity is cash flow and earnings, and therefore has greater regard to measures of Rinker’s capital resources calculated using cash flow and earnings – such as net debt to EBITDA and interest cover – than those calculated using balance sheet measures, such as net debt to capitalization. Net debt does not include off balance sheet financial commitments, such as operating leases or other commitments. The net debt to EBITDA and net debt to capitalization calculations do not represent a measure of solvency, nor liquidity, nor Rinker’s ability to pay debts or make other required payments as they fall due. These non-GAAP measures should not be considered a substitute for the balance sheet included elsewhere in this annual report.

Debt facilities

As at March 31, 2006 the Rinker group had debt facilities comprised as follows:

Type	Maturing	Limits / Outstanding US$ million
Uncommitted bank letters of credit, guarantees and loan	Annual review	153.1
Bank loans	December 2006 – April 2010	1,177.5
Commercial Paper	No fixed maturity	400.0
Rinker Materials Private Placement	August 2010	100.0
Rinker Materials Private Placement	December 2010	100.0
Rinker Materials Bonds	July 2025	149.9

As of March 31, 2006, the Rinker group is in compliance with all debt covenants.

Bank loans

Rinker Materials has established banking credit facilities of US$1,177.5 million at March 31, 2006 (of which US$892.5 million were undrawn at March 31, 2006). These are revolving cash advance facilities provided by the Rinker group’s eight relationship banks on a bilateral basis. The borrowings under each of these bilateral facilities are guaranteed by Rinker. In total, the facilities provided have five maturities as follows:

•                  US$237.5 million, which mature 364 days from initial draw down notice date ranging from December 2006 to April 2007;

•                  US$185.0 million, which mature in April 2008.

•                  US$112.5 million which matures December 2008.

•                  US$487.5 million, which mature in April 2009.

•                  US$155.0 million, which mature in April 2010.

Interest is payable by Rinker Materials on amounts drawn under the facilities at LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature and vary by tranche for each individual bank. Facilities totaling US$595.0 million feature credit margins that are fixed over the life of the agreement, while facilities totaling US$582.5 million feature margins that are set by reference to the actual levels of gearing (defined as net debt divided by “EBITDA” which means consolidated profit from ordinary activities before finance, income tax, depreciation and amortization, in accordance with A-IFRS) or interest cover (defined as EBITDA divided by net interest expense) reported by Rinker and calculated on a rolling 12 month basis, using publicly reported consolidated half yearly and annual results. Based on Rinker’s results at March 31, 2006, the overall weighted average margin over LIBOR across all facilities was approximately 0.32% per annum.

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

Commercial Paper

Rinker Materials can issue from time to time commercial paper under a US commercial paper program that was established in April 2006. This program replaces a US$400 million commercial paper program, established in 1991, under which Rinker Materials previously issued commercial paper, which has since been terminated.

The program has no maturity and allows for a maximum of US$1 billion of notes to be issued and outstanding at any one time. The notes have maturities up to 365 days (366 days in leap year) from the date of issuance and are issued at par less a discount representing an interest factor or, if interest bearing, at par. As at March 31, 2006, there were no notes issued and outstanding under the program.

US$ Bonds

Rinker Materials has issued US$149.9 million in bonds paying interest of 7.70% per annum due on July 21, 2025 guaranteed by Rinker.

The indenture governing the 2025 bonds contains customary provisions relating to events of default, which could trigger early repayment. The indenture also contains certain restrictive covenants that are customary for financings of this nature. The restrictive covenants limit the addition of new secured debt (generally not to exceed 10% of consolidated net tangible assets of Rinker group) and restrict any merger of Rinker or Rinker Materials with another party unless the bonds are assumed by the entity resulting from such merger. The indenture does not restrict the borrowing of additional amounts of unsecured debt by companies in the Rinker group. There are no credit rating downgrade triggers that could cause early repayment of the bonds.

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

Other borrowings

At March 31, 2006 Rinker group entities had in place uncommitted facilities available for short-term cash advances and the issuance of letters of credit and bank guarantees which totaled US$153 million. US$91 million in letters of credit and bank guarantees were issued against these facilities at March 31, 2006.

There are no legal or economic restrictions on the ability of its subsidiaries to transfer funds to Rinker in the form of cash dividends, loans or advances. The previously existing 15 percent US dividend withholding tax was eliminated effective July 1, 2003.

Rinker is not aware of any restrictions on the use of committed borrowing facilities other than as detailed. Borrowing requirements are not normally subject to any seasonal factors.

C.            Research and Development, Patents and Licenses

The dollar amounts are not significant.

D.            Trend Information

Relevant industry and market trends for the Rinker group as a whole and for Rinker Materials and Readymix are discussed in “Item 5.A. - Management discussion and analysis of the financial results”.

Rinker is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Rinker group’s trading revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, other than as described in this annual report, including the proposed capital return and special dividend disclosed in “Item 5- Events subsequent to March 31, 2006”.

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

Guarantees have been made in respect of self-insured workers compensation obligations and in lieu of contract retention payments, deposits for rehabilitation of quarry sites and for insurance policy deductible amounts, with the majority of terms up to one year as described in Note 38 of the financial statements, included elsewhere in this annual report.

The Rinker group has certain off-balance lease obligations in the form of operating leases as outlined in the table of “Contractual Obligations and Commercial Commitments” below.

F.              Contractual obligations and commercial commitments

The Rinker group’s short-term and long-term obligations and commitments are detailed below:

	Payments Due by Period
US$ million As at March 31, 2006	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Short-term debt (excluding interest)	5.2	5.2	—	—	—

Long-term debt (excluding interest)	645.1	—	8.0	486.4	150.7

Lease obligations – Finance leases	0.3	0.2	0.1	—	—

Accrued interest payable	5.8	5.8	—	—	—

Lease obligations – Operating leases	221.2	43.0	62.1	40.1	76.0

Contracted capital expenditure	63.8	63.8	—	—	—

Other obligations	35.5	4.4	10.6	0.3	20.2

Total contractual cash obligations	976.9	122.4	80.8	526.8	246.9

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

No material restructuring or rationalization charges were incurred in fiscal years 2006 or 2005.

H.            Details of defined benefit pension plans

Details of the Rinker group superannuation arrangements are included in Note 34 to the financial statements included elsewhere in this annual report. Rinker and its controlled entities participate in a number of superannuation funds in Australia and the United States. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation, or disablement, or to their dependents on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

Asset Backing

The assets of the US based superannuation (pension) funds were not sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee. Under A-IFRS the total funding deficit of the US plans is US$25.7 million as of March 31, 2006 for which the liability has been recorded at March 31, 2006 and is detailed by plan in the table below under “Defined Benefit Funds sponsored by Rinker group entities”. Australian superannuation funds were not in a deficit position.

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

Defined Benefit Funds Sponsored by
Rinker Group Entities

(US$ million)	Accrued Benefits	Market Value of Assets	Surplus (Deficit)	Employer Contributions for the Year
Harwood Superannuation Fund Defined Benefit Division(a)

Pre-Demerger component	8.3	11.0	2.7	0.9
Post-Demerger component	4.0	2.1	(1.9)	—
Rinker Materials Corporation Defined Benefit Pension Plan(b)	18.6	12.9	(5.7)	1.7
Rinker Materials Corporation Retirement Income Plan(b)	29.8	15.3	(14.5)	1.8
United Metro/San Xavier Collectively Bargained Pension Plan(b)	22.4	16.9	(5.5)	1.4

(a)          The amounts are calculated in accordance with A-IFRS methods and assumptions with a measurement date of March 31, 2006. The actuarial review was performed by K. Knapman FIAA.

The Fund was separated into two separate plans from the date of demerger, a Rinker group plan and a CSR Limited plan. Each of the plans comprises a pre and post demerger component. Shown above is information on the pre and post demerger components of the Rinker group plan.

As at March 31, 2006, the assets attributable to the Rinker group and CSR combined predemerger plan were 118% of the corresponding actuarial liabilities as calculated under Australian rules. There is an enforceable obligation for Rinker and CSR to contribute such amounts as to ensure that the assets are not less than 120% of the amount required to meet the accrued defined benefit liabilities as at the demerger date. CSR Limited has made available to the fund a bank guarantee to satisfy this obligation. The actuary revalues the accrued benefit liabilities at least annually. Rinker is required to cover, in effect, 50% of such obligations. CSR Limited is required to cover, in effect, the remaining 50%.

As at March 31, 2006, the assets attributable to the post demerger Rinker Group plan were 140% of the corresponding actuarial liabilities as calculated by the fund actuary for funding purposes under Australian rules. There is an enforceable obligation for Rinker to contribute such amounts as to ensure that the assets are not less than 120% of the amount required to meet the actuarial liabilities. The actuary revalues the accrued benefit liability at least annually.

(b)         The amounts are calculated in accordance with A-IFRS methods with a measurement date of March 31, 2006. The actuarial review was performed by Michael Von Behren EA MAAA.

The key assumptions used in the calculations of pension accrued benefits and market value of assets as shown in the above table (weighted by total fund assets) were: discount rate (applicable to all plans listed above): 5.6%, compensation increase (applicable to Harwood Superannuation Fund and Rinker Materials Corporation Retirement Income Plan):  4.0% and rate of return on assets (applicable to all plans listed above):  7.9%.

In addition, Rinker Materials contributes to a number of multi-employer defined benefit plans, under the terms of enterprise bargaining/union agreements. Contributions to these plans are expensed in the period incurred, and amounted to US$12.3 million during 2006 (2005: US$11.0 million).

US GAAP

In addition to the table above, the US GAAP impact is described in Note 40 to the financial statements included elsewhere in this annual report.

Item 6                                      Directors, Senior Executives, and Employees

A.            Details of directors and senior executives

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

Details of the directors in office at May 11, 2006 are as follows:

John Morschel

DipQS, FAIM

Chairman. Independent, non-executive director.

Joined the Rinker board, and was elected chairman, on February 3, 2003. Prior to Rinker’s demerger from CSR Limited, John had been a member of the CSR board since 1996 and chairman since 2001. John is a director of ANZ Banking Group Limited, Singapore Telecommunications Limited and Tenix Pty Limited. A former managing director of Lend Lease Corporation Limited, he has had particular experience in the building and construction and finance industries. John is chairman of Rinker’s Nominations Committee and a member of Rinker’s Safety, Health & Environment Committee. Resides in Sydney, Australia.

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

JD

Deputy Chairman. Independent, non-executive director.

Joined the Rinker board on April 12, 2003. Prior to Rinker’s demerger from CSR Limited, Marshall had been a director and a chairman of Rinker Materials since 1993. Marshall, a lawyer, is chairman of Scripps Florida Funding Corp and a director of Flagler System Inc. He is a former Chairman of the Florida Council of 100, the State Board of Regents and a former President of the Florida Bar. Marshall is a former president of the University of Florida, and a former chairman of the university’s board of trustees. Marshall is the chairman of Rinker’s Audit Committee and a member of Rinker’s Nominations Committee and its Compensation & Human Resources Committee. Resides in Florida, USA.

Listed company directorships held during last three financial years:

None

Last elected at the 2005 annual general meeting, Marshall’s current term will expire no later than the close of the 2008 annual general meeting.

David Clarke

DipEng

Chief Executive Officer. Non-independent, executive director.

Joined the Rinker board on February 3, 2003. Prior to Rinker’s demerger from CSR Limited, David had been an executive director of CSR since 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. David’s entire career has been based in the heavy building materials industry, working extensively in the US, Australia and South East Asia. Resides in Florida, USA.

Listed company directorships held during last three financial years:

CSR Limited from July 1996 to April 2003

As provided under the ASX listing rules, David was elected as a director at the 2003 annual general meeting and as Chief Executive Officer, he is not required to seek re-election.

John Arthur

LLB

Independent, non-executive director.

Joined the Rinker board on February 3, 2003. Prior to Rinker’s demerger from CSR Limited, John had been a member of the CSR board since 2001. John’s background is in commercial law, with extensive experience in property development and construction, information technology, e-commerce and the financial sector. On May 1, 2006 John was appointed as chief executive of the integrated real estate group Investa Property Group. Prior to that appointment, he was a partner at law firm Gilbert + Tobin. John is a former partner of the law firm Freehills and general counsel at the Lend Lease Group. John is currently chairman of Investa Property Group and a director of CPG Australia Pty Limited. He is a former director of EDS Australia Pty Limited. John is chairman of Rinker’s Safety, Health & Environment Committee and a member of Rinker’s Compensation & Human Resources Committee and its Nominations Committee. Resides in Sydney, Australia.

Listed company directorships held during last three financial years:

CSR Limited from March 2001 to April 2003

Investa Property Group from July 2001 (current)

Last elected at the 2005 annual general meeting, John’s current term will expire no later than the close of the 2008 annual general meeting.

John Ingram

FCPA

Independent, non-executive director.

Joined the Rinker board on October 1, 2003. John is chairman of Wattyl Limited and Nick Scali Limited. He is also a director of United Group Limited and Savings Australia Pty Limited (Superannuation Trust of Australia). John has extensive experience in manufacturing and in the building materials industry, both in Australia and overseas and was previously managing director of Crane Group Limited. John is chairman of Rinker’s Compensation & Human Resources Committee and is a member of Rinker’s Audit Committee and its Nominations Committee. Resides in Sydney, Australia.

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

Walter Revell

BS

Independent, non-executive director.

Joined the Rinker board on April 12, 2003. Prior to Rinker’s demerger from CSR Limited, Walter had been a director of Rinker Materials since 2000. He is a former secretary of transportation for the State of Florida, former chairman of the Florida Chamber of Commerce, former chairman of the Florida 2020 Energy Commission and former chairman of the Greater Miami Foreign Trade Zone. Walter is a director of The St. Joe Company, International Finance Bank, NCL Corporation Limited, Edd Helms Group, Inc. and Calpine Corporation. He is a member of Rinker’s Audit Committee, its Safety, Health & Environment Committee and its Nominations Committee. Resides in Florida, USA.

Listed company directorships held during last three financial years:

Calpine Corporation from September 2005 (current)

Edd Helms Group, Inc. from April 2002 (current)

The St. Joe Company from May 1994 (current)

Walter was last elected at the 2003 annual general meeting. He is seeking re-election at the 2006 annual general meeting.

Senior Executives

The profiles of the Rinker group’s senior executives at May 11, 2006 are set out below.

Rinker Group Limited

David Clarke – Chief Executive Officer.

Peter Abraham

BEc, LLB, FCPA, FCIS, age 51

General Counsel and Company Secretary.

Prior to joining Rinker, Peter Abraham had been Company Secretary of CSR since 1994 and Legal Counsel since 2001. Previously executive assistant to the managing director, Peter held a number of senior commercial and legal roles with CSR.

David Berger

BS, MBA, age 43

Vice President Strategy and Development.

David Berger joined Rinker Materials as Vice President Gypsum Supply Division in 1999. In 2001, he also undertook responsibility for Polypipe, and for Prestress in 2002. Before joining Rinker Materials, David’s experience included consulting at A.T. Kearney Inc and he has been vice president of the building products division of Georgia-Pacific.

Thomas Burmeister

BSBA, age 62

Chief Financial Officer.

Thomas Burmeister joined Rinker Materials as Chief Financial Officer in 1998. He was previously the chief financial officer of Siemens ElectroCom International for five years, after 26 years in various financial roles with the General Electric Company.

Ira Fialkow

BBA, CPA, age 47

Vice President Shared Services.

Ira Fialkow joined Rinker Materials in 1990. Prior to being responsible for the Shared Services organization in 1996, which includes Human Resources, Information Technology, and Transactional Accounting, Ira held various positions within the Finance organization of Rinker Materials. Ira started his career as a public accountant.

Debra Stirling

BA, age 47

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

Rinker Materials Corporation

David Clarke – President and Chief Executive Officer.

Thomas Burmeister – Chief Financial Officer.

Ira Fialkow - Vice President Shared Services.

Duncan Gage

BS, age 56

President Concrete Pipe Division.

Duncan Gage joined Rinker Materials in his present role in July 2002. Before then, he held a number of management positions with Lafarge Corporation since 1972, most recently as the regional president of Lafarge Asia Pacific. Effective April 1, 2006, Duncan was appointed Chief Operating Officer, Construction Materials East.

Rod Gamble

BS, age 41

Mid-Atlantic Region Manager, Concrete Pipe Division.

Rod Gamble joined Rinker Materials in his present role in April 2003. Before then, he held a number of sales and general management positions with Rogers Group, Inc. Effective April 1, 2006, upon the appointment of Duncan Gage to Chief Operating Officer, Construction Materials East, Rod has been appointed President, Concrete Pipe Division.

Karl Watson, Jr.

BS, MBA, age 41

President Rinker Materials West.

Karl Watson, Jr. was appointed President Rinker Materials West effective June 2004. Previously, he had been Chief Executive Readymix and Vice President of Florida Materials. Karl has 17 years experience in the construction materials industry, having worked his way up through Rinker Materials in a variety of roles.

Karl Watson, Sr.

AS, age 64

President and Chief Operating Officer, US Construction Materials.

Karl Watson, Sr. joined Rinker Materials of Florida in 1965 and has since held a range of senior management positions. Appointed Chief Operating Officer and President of Rinker Materials Construction Materials in 2002, he is responsible for the quarries and cement operations in Florida, Georgia, Tennessee, and Kentucky as well as the concrete operations in Tennessee, Florida Materials and Gypsum Supply Divisions. Karl announced his retirement effective March 31, 2006. He is a director of Fidelity Federal Bank & Trust.

Karl Watson, Sr. and Karl Watson, Jr. are father and son.

Readymix

Sharon DeHayes

AB, MS, age 52

Chief Executive Readymix.

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

B.            Compensation Details of Key Management Personnel

Compensation of Key Management Personnel

The aggregate compensation paid and accrued to Key Management Personnel of Rinker group entities, including superannuation and termination payments for fiscal year 2006, was US$16,865,379. The aggregate amount set aside or accrued by Rinker group entities during fiscal year 2006, to provide pension and retirement benefits to Key Management Personnel of Rinker was US$1,197,852. Further compensation details are provided in Item 6.B. Section 8 and in Note 26 to the financial statements included elsewhere in this annual report.

1.              Compensation & Human Resources Committee

The Compensation & Human Resources Committee (the “Committee”) operates under the delegated authority of Rinker’s Board of Directors. The Committee’s charter is available on Rinker’s website (www.rinker.com).

The Committee is comprised solely of independent Non-Executive Directors, being John Ingram (Chairman), John Arthur and Marshall Criser.

The Committee met six times during the year, with all members attending each meeting.

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

The Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external professionals, on terms it determines appropriate, without seeking approval of the Board or management. In this capacity, during fiscal year 2006, the Committee requested Hewitt Associates to evaluate Rinker’s executive compensation programs and complete an analysis of the compensation paid to the Chief Executive. The results of this study were taken into consideration when reviewing the executive compensation programs and in setting the Chief Executive’s compensation as discussed later in this report.

Additionally, Rinker engaged external advisors on matters relating to compensation. All information relevant to matters being considered by the Committee has been made available to its members.

The table below lists those advisors who were retained during the year. All advisors are independent and were engaged solely on the basis of their competency in the relevant field.

Advisor	Services Provided
Compensation Strategies Inc.	US Non-Executive Director Compensation and Benchmarking. Long-term Incentive Plan Design.
Deloitte & Touche (1)	401(k) and Pension Plan Audits.
Hewitt Associates	Evaluation of Executive Compensation programs.
Egan Associates	Australian Non-Executive Director Compensation and Benchmarking. Australian Executive Compensation and Benchmarking.
Papillon Consulting Group	Australian Executive Benchmarking.
Russell Investment Group	Actuarial Assessment of Australian Executives’ Superannuation.
Spencer Stuart	Director and Executive Succession Planning.
Stern Stewart & Company	Short-term Incentive Plan Design.

(1)          Services provided by Deloitte & Touche were approved in advance by the Audit Committee.

2.              Principles of Compensation

The Board recognizes that Rinker’s performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Rinker must be able to attract, retain, and motivate highly skilled executives dedicated to the interests of its shareholders.

To successfully accomplish the above goals, Rinker’s compensation principles are:

•                  Competitive compensation arrangements are provided to attract, retain and motivate executive talent.

•                  A significant portion of executives’ rewards is linked to performance in creating value for shareholders.

•                  The Key Management Personnel are encouraged to adhere to Rinker’s Share Ownership Guidelines (discussed in more detail under Item 6.B. Section 3).

•                  Severance payments for executives are limited to pre-established contractual arrangements which do not require Rinker to make any unjustified payments in the event of termination for cause. (See Item 6.B. Section 5.2.2 for termination benefits for the Chief Executive and Item 6.B. Section 8-Table 1; footnotes 11 and 13 for the termination benefits for the Senior Executives.)

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

3.              Share Ownership Guidelines

The Committee recognizes that the interest of shareholders is supported by the establishment of Share Ownership Guidelines. Share Ownership Guidelines have been set for the Key Management Personnel and other executives of the company. The guidelines help maintain a continuous link between their financial interests and those of shareholders. A “Multiple of Salary” approach has been put into operation, as follows:

Position	Share Ownership Guideline

Non-Executive Directors	100% of base fees
Chief Executive	300% of base salary
Senior Executives	200% of base salary

Under the Guidelines, established in November 2003, Key Management Personnel are expected to make reasonable progress toward reaching the target share ownership with the objective of meeting the guidelines by March 2008. The guidelines are based on best practices for public companies, which suggest senior management accumulate a meaningful shareholding in their employing company on a long-term basis.

At the time of this report, all Non-Executive Directors and the Chief Executive were already in full compliance with Rinker’s Share Ownership Guidelines as were most of the Senior Executives. (See Note

33 to the financial statements included elsewhere in this report for a listing of the holdings for Key Management Personnel as at March 31, 2006.)

4.              Executive Compensation

4.1.         Compensation Structure

All compensation received by the Chief Executive and Senior Executives is detailed in Item 6.B. Section 8-Table 1 of this report.

 The compensation structure for the Chief Executive, Senior Executives and other executives comprises policies and programs for both fixed and variable compensation.

•                  Fixed compensation is made up of base salary and welfare, retirement, and incidental other benefits.

•                  Variable compensation consists of an annual short-term incentive plan and long-term incentives that are tied to performance and are at risk, depending upon performance.

The compensation structure is designed to strike an appropriate balance between fixed and variable compensation. To accomplish this, the Committee considers, in addition to the performance of individual executives, external benchmarking data and Rinker’s relative performance against a group of peer companies. The peer group focuses on companies in the construction materials business. After this review, the Committee determines the base salary for the Chief Executive and Senior Executives and determines the parameters for variable compensation.

4.2.         Fixed Compensation

4.2.1                     Fixed Compensation - Base Salary

Base salaries are reviewed annually and are determined by reference to appropriate benchmark information, taking into account an individual’s responsibilities, performance, qualifications, experience and geographic location. The broad objective is to ensure that the base salary is set at median market levels. For fiscal year 2006, the base salary of Rinker’s Chief Executive was slightly below the 50th percentile of salaries of chief executives of a broad sample of comparable companies. For the Senior Executives as a group, the base salaries were also slightly below the 50th percentile of their peers in comparable companies.

4.2.2                     Fixed Compensation – Other Benefits

Rinker provides the Chief Executive, Senior Executives and other executives with other benefits commonly provided at their peer management level. These may include life insurance, tax preparation fees, vehicle allowance, and club membership fees. Additionally, if applicable, it may include relocation and expatriate related expenses. All such benefits are included in the compensation disclosed for the Chief Executive and Senior Executives in Item 6.B. Section 8-Table 1.

4.3            Variable Compensation

The Committee and the Board believe that well designed and managed short-term and long-term incentive plans are important elements of employee compensation, providing tangible incentives for employees to strive to improve Rinker’s performance both in the short-term and long-term for the benefit of shareholders. Participation in these plans encourages employees within the Rinker group to enjoy a greater involvement and share in the future growth, prosperity and profitability of the company in a way that gives them a common interest with shareholders.

The proportions of total compensation that may be received in variable form differ between Rinker group managers but are consistent with local practices in each country and take into account individuals’ responsibilities, performance and experience. All variable compensation is tied to performance. (See Item 6.B. Section 8-Table 1 for the proportion of variable compensation for the Chief Executive and Senior Executives.)

4.3.1                     Variable Compensation - Short-Term Incentive Plan

The Short-Term Incentive Plan (“STI”) is designed to directly link variable compensation to financial performance. It is an integral part of the Rinker high performance culture and is designed to drive continuous performance improvement in each business in the Rinker group.

Under the STI, performance is measured through generation of Economic Profit (“EP”), a measure of profit after taking into account the cost of invested capital required to produce that profit (that is, the profit after tax less the cost of capital). The Committee chose this measure as it is closely linked to the creation of additional value for shareholders. If EP is positive, shareholder value is being created. Through its design, the STI encourages participants to both sustain and improve upon performance levels reached in the prior year. Since EP is measured at the operating unit level, each manager in the organisation has an incentive to maximise the EP of his or her operating unit.

Effective fiscal year 2005, Rinker redesigned the STI Plan to reward for sustained improvements in EP, clearly aligning participants’ interests with those of shareholders. A goal of this design was to segregate the internal planning process from incentive plan targets by building in mechanisms that ensure that rewards are only paid for sustainable improvements in EP. This plan design was further reviewed during fiscal year 2006 to determine if it was fulfilling the Committee’s goals. During this review the Committee determined that it would be appropriate to slightly modify the original plan design for the Chief Executive and Senior Executives as described below.

Effective fiscal year 2006, the Committee recommended and the Board approved eliminating the Contingent Bonus Reserve (including the balances existing at March 31, 2005 as disclosed in last year’s annual report) for the Chief Executive, Senior Executives and a limited number of other executives. Additionally, the Committee recommended and the Board approved increasing the annual STI target incentive and the maximum annual payment limitation (“plan limit”) for the Chief Executive, US Senior Executives and a limited number of other US executives. Elimination of the Contingent Bonus Reserve was made in order to align the timing of rewards for performance under the STI with the timing of that performance; while increasing the STI target percentages and plan limits for the US executives mentioned above will bring them more in line with Rinker’s peers. The plan design has not changed for the remaining group of other executives who participate in the STI.

For fiscal year 2006, the target bonus for the Chief Executive remains at 75% for performance at or below target. For above target performance, his target bonus increases to 90% of base salary and his annual plan limit increased to 200% from 150% of his base salary as at March 31, 2006. For the US Senior Executives, their target bonus remains at 55% for performance at or below target. For above target performance, their target bonus increases to 65% of base salary and their annual plan limit increased to 130% from 100% of their base salary as at March 31, 2006. No changes were made to the target bonus or plan limit for the Australian Senior Executives. Their target bonus remains at 55% with a plan limit of 100% of their base salary as at March 31, 2006. All other executives who participate in the STI continue to be subject to the plan limit of 100% of their base salary as at March 31, 2006.

Other key components of the STI for the Chief Executive and Senior Executives include:

a.               EP improvement targets are set for multiple years to encourage longer-term decision making and continuous improvement.

b.              The Committee has discretion to adjust the calculated awards for the Chief Executive and Senior Executives based on company performance related to safety, health and environmental issues; and their overall compliance with policies and commitment to Rinker’s Code of Business Ethics and to the organization’s values.

The responsibility for recommending final STI awards has been delegated to the Committee by the Board since they are in the most appropriate position to access the performance of the Chief Executive and Senior Executives. Each year, the calculated results are reviewed by an independent third party and submitted to the Committee. The Committee then assesses Rinker’s actual performance against targets and determines if discretionary adjustments are merited for the Chief Executive or Senior Executives. Once this review is complete, the Committee will recommend to the Board the final values of the STI to be paid to the Chief Executive and Senior Executives.

Based on the excellent performance of Rinker during fiscal year 2006, as measured by improvement in EP and achievement of individual goals, the Board has approved for the Chief Executive and Senior Executives incentive awards equal to US$5,289,844. This represents the maximum payout allowed under the STI for the Chief Executive and for most of the Senior Executives. These amounts are fully accrued and expensed in Rinker’s accounts during the year in which they are earned.

4.3.2 Variable Compensation - Long-Term Incentive Plans

Rinker currently has two Long-Term Incentive Plans outstanding: the Performance Share Plan (“PSP”) which was introduced effective fiscal year 2005 and the Cash Award Share Plan (“CASP”), a legacy plan that has one grant issued (and is still outstanding). The CASP will continue until the completion of its performance period that will conclude between August 11, 2006 and August 11, 2008. Upon the conclusion of CASP, the PSP will be the only Long-Term Plan under which incentives may be offered.

The appropriate proportions of the outstanding awards granted under the PSP and CASP related to fiscal years 2005 and 2006, have been included in Item 6.B. Section 8-Table 1 under the heading “Share Based Incentives.”

4.3.2a               Long-Term Incentive Plans - Performance Share Plan

The PSP is a long-term equity incentive plan for Rinker’s Chief Executive, Senior Executives and other executives making key contributions in Australia or the United States. The PSP is designed to align participant’s interests with those of shareholders by increasing the total returns to Rinker’s shareholders. Under the PSP, performance is measured by comparing Rinker’s Total Shareholder Return (“TSR”) (which takes into account share price appreciation and dividends received over the relevant period) with a group of peer companies. (See Item 6.B. Section 4.3.2c for the lists of peer companies.)  This is an equity based plan under which participants can earn Rinker shares or ADRs or both. The Committee believes this best aligns the interests of participants in the PSP with those of its shareholders as it measures Rinker’s performance in generating returns to shareholders against its peer group of companies.

During fiscal year 2006 the Committee undertook a review of the PSP design. Among other factors considered during this review, the Committee also took into account concerns expressed by shareholders when considering the adoption of last year’s remuneration report. After this review, the Committee recommended and the Board approved modifications to future grants. Effective with grants awarded during fiscal year 2007 and thereafter, a portion of the award will vest at 50th percentile performance and increase up to 100% vesting at 75th percentile performance versus the group of peer companies. No portion of the awards will vest for performance below the 50th percentile when compared to the peer group of companies. (See Item 6.B. Section 4.3.2c for list of peer companies.)

Although the maximum number of shares that could vest for each individual participant is limited by the number of shares granted, as the market price of the shares increases (or decreases) so does the value of the grant to the participants.

The initial value of the award that can potentially be earned by a participant is based on market data, Rinker’s financial performance, as well as level of responsibility and individual performance. In establishing the grants related to fiscal year 2006, the Board also took into consideration the Contingent Bonus Reserve amounts eliminated for the Chief Executive and Senior Executives as described in Item 6.B. Section 4.3.1. Shares are acquired on market, on behalf of participants. The shares only vest if performance and time qualifications are met.

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

As at March 31, 2006 there were two grant cycles outstanding under the PSP. The performance period for the PSP begins on April 1 of each cycle. The vesting hurdle for both cycles is Rinker’s TSR percentile ranking within a group of peer companies between:

•                  April 1, 2004 and March 31, 2007 for the grant made during fiscal year 2005; and

•                  April 1, 2005 and March 31, 2008 for the grants made during fiscal year 2006.

The following summarizes the performance for the two cycles currently issued and outstanding:

Fiscal Year	Share Price at Start of Performance Period	Share Price as at March 31, 2006	Increase Over Share Price at Start of Performance Period	TSR Average as at March 31, 2006*	Percentile Ranking When Compared to a Peer Group of Companies
2005	A$7.05 on April 1, 2004	A$19.85	182%	64.4%	92nd percentile
2006	A$10.90 on April 1, 2005	A$19.85	82%	65.2%	70th percentile

*See Item 6.B. section 4.3.2c footnote 1 for details pertaining to the TSR calculation.

To ensure objectivity in assessing performance, at the end of each performance period, an independent third party will review Rinker’s TSR performance and its ranking against the group of peer companies. For both cycles, 20% of the award will vest at 25th percentile performance and increase up to 100% vesting at 75th percentile performance versus the group of peer companies (see “Long-term incentive plans-summary” under Item 6.B. Section 4.3.2c).

The charts below show Rinker’s Total Shareholder Return compared with its group of peer companies for the grants issued during fiscal year 2005 and fiscal year 2006.

Performance of Rinker for Fiscal Year 2005 Performance Share Plan

From April 1, 2004 to March 31, 2006

Performance of Rinker for Fiscal Year 2006 Performance Share Plan

From April 1, 2005 to March 31, 2006

Participants who have not already reached the target share ownership levels established under Rinker’s Share Ownership guidelines (as discussed in Item 6.B. Section 3) will be encouraged to retain at least 25% of vested shares.

4.3.2b                           Long-Term incentive Plans - Cash Award Share Plan

The CASP is a long-term equity incentive plan for Australian-based Senior Executives and other executives making key contributions that was also designed to promote the total shareholder return of Rinker shares. This plan mirrored a similar plan operating in CSR Limited at the time of Rinker’s demerger from CSR and was introduced shortly following the demerger. CASP was superseded by the Performance Share Plan, effective from April 1, 2004.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential incentive was based on level of responsibility and performance. The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met. The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between August 11, 2003 and any time between August 11, 2006 and August 11, 2008. To ensure objectivity in assessing performance, prior to the end of the performance period, an independent third party will review Rinker’s TSR performance and its ranking against the S&P/ASX200.

Each offer is also subject to a minimum holding period. Shares cannot be withdrawn from CASP until 10 years from the date of grant or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

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

Performance* of Rinker for Cash Award Share Plan

From August 11, 2003 to March 31, 2006

Rinker’s Total Shareholder Return compared to the S&P/ASX 200

*            The performance period for the CASP began August 11, 2003 when Rinker’s share price was A$5.40. As at March 31, 2006, Rinker’s share price was A$19.85; an increase of 267.6%; and Rinker’s Total Shareholder Return for this period is 285.5%.

4.3.2c               Long-Term Incentive Plans - Summary

	CASH AWARD SHARE PLAN (CASP)	PERFORMANCE SHARE PLAN (PSP) (1)
FEATURE	Fiscal Year 2004	Fiscal Year 2005	Fiscal Year 2006	Fiscal Year 2007

Offered To	Australian-based Executives	Australian and US-based Executives	Australian and US-based Executives	Australian and US-based Executives

Grant Cycle:	Not Applicable – Legacy Plan. Qualifying / Performance period for the only grant issued has not yet concluded	Annual Grants with Performance Based Vesting Three-years from Grant Date	Annual Grants with Performance Based Vesting Three-years from Grant Date	Annual Grants with Performance Based Vesting Three-years from Grant Date

Measurement From: To:	Remaining Grant: August 11, 2003 August 11, 2006	April 1, 2004 March 31, 2007	April 1, 2005 March 31, 2008	April 1, 2006 March 31, 2009

Qualifying / Performance Period Ends	August 11, 2008	March 31, 2007	March 31, 2008	March 31, 2009

Performance Condition	TSR compared to S&P/ASX 200	TSR ranking within a Peer Group of Companies	TSR ranking within a Peer Group of Companies	TSR ranking within a Peer Group of Companies

Vesting Schedule	TSR: <= S&P/ASX 200 = 0% > S&P/ASX 200 = 100%	<25th percentile = 0% 25th – 50th percentile = 20% - 40% 50th – 75th percentile = 40% - 100% >75th percentile = 100%	<25th percentile = 0% 25th – 50th percentile = 20% - 40% 50th – 75th percentile = 40% - 100% >75th percentile = 100%	<50th percentile = 0% 50th – 75th percentile = 50% - 100% >75th percentile = 100%

Percentile Ranking as at March 31, 2006	NA	92nd percentile	70th percentile	NA

Peer Group(2)	S&P/ASX 200

Boral Limited ; Cemex SA de CV ; CRH plc; Florida Rock Industries, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge North America, Inc.; Lafarge S.A.; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; US Concrete, Inc.; and Vulcan Materials Company.

Boral Limited ; Cemex SA de CV ; CRH plc; Florida Rock Industries, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge North America, Inc.; Lafarge S.A.; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; US Concrete, Inc.; and Vulcan Materials Company.

Boral Limited, Cemex SA de CV, CRH plc, Eagle Materials Inc.; Florida Rock Industries, Inc.; Granite Construction, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge North America, Inc.; Lafarge S.A.; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; Texas Industries, Inc.; US Concrete, Inc.; and Vulcan Materials Company.

(1)          For the PSP, the annual TSR takes into account share price appreciation and dividends received over the relevant period.

Beginning and ending share prices will be calculated from a 30-day trading average. The TSR for the three-year performance cycle will be calculated as the average for the three annual TSRs.

(2)          At the discretion of the Committee, the companies listed as members of the peer group under the PSP may be added to or deleted for purposes of calculating performance under each grant. As a result of consolidation in the construction materials industry during fiscal year 2005, Aggregate Industries plc and RMC Group plc have been removed from the peer group and Cemex SA de CV has been added. Effective with the fiscal year 2007 grant, the Committee added Eagle Materials, Inc., Granite Construction, Inc. and Texas Industries, Inc. to the peer group.

4.4                Company Performance

Rinker’s strong performance over the past three years has resulted in high levels of compensation being paid to some employees participating in the short-term incentive plan. If performance is maintained, we anticipate the current long-term plans to vest. Because these plans are designed to align participant’s interest with those of shareholders, both have benefited from Rinker’s strong performance to date.

The performance charts included under Item 6.B. Sections 4.3.2a and 4.3.2b illustrate the relationship of Rinker’s long-term incentive plans to current performance. As described in each of these sections, the long-term incentive plans measure performance through total shareholder return as compared to the S&P/ASX 200 or a peer group of companies.

The charts below illustrate the performance of Rinker’s ordinary shares since they began trading on March 31, 2003 after the demerger from CSR Limited. Rinker’s share price has increased 303% over the subsequent three-year period, during which Rinker paid six dividends totaling A$0.56 per share. Final and special dividends of A$0.24 and A$0.40 respectively per share have been declared for fiscal year 2006. Additionally, shareholders will consider a return of capital of A$0.50 per share at the annual general meeting to be held on July 18, 2006.

Rinker’s Share Price Appreciation Compared to a Group of Peer Companies,
S&P/ASX200 and S&P 500 Index

From March 31, 2003 to March 31, 2006

Rinker’s Share Price Performance

Fiscal Year 2004, 2005 and 2006

(amounts in A$ unless noted)	Fiscal Year 2004		Fiscal Year 2005		Fiscal Year 2006
Share Price - High	$7.34		$11.92		$20.00
Share Price - Low	$4.50		$6.62		$10.61
Share Price - Close	$6.95		$10.80		$19.85
Dividends Paid Per Share (1)	$0.13		$0.15		$0.28
Earnings Per Share (2)	NA	US	$0.523	US	$0.802

(1)   Final and special dividends of A$0.24 and A$0.40 respectively per share have been declared for fiscal year 2006. This will bring the total dividends paid per share since Rinker began trading on March 31, 2003, after the demerger from CSR Limited, to A$1.20 per share. Additionally, shareholders will consider a return of capital of A$0.50 per share at the annual general meeting to be held on July 18, 2006.

(2)   Represents diluted earnings per share prepared in accordance with A-IFRS. Earnings per share for fiscal year 2004 is unavailable since it was not prepared under A-IFRS.

4.5                Retirement and Superannuation Benefits

Rinker provides retirement and superannuation benefits for its employees, including the Chief Executive and Senior Executives as discussed in more detail below. All such benefits are included in the compensation disclosed for the Chief Executive and Senior Executives in Item 6.B. Section 8-Table 1.

4.5.1                     Benefits for Australian Employees

Employees in Australia, including the applicable Senior Executives, are members of one of the two divisions of a Rinker group sponsored superannuation pension fund. The “defined benefit division” fund (a long-established plan available only to a limited number of former CSR employees, which ceased accepting new members from 1987) provides lump sum benefits on withdrawal prior to the age of 52, and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52. The “accumulation division” fund provides a lump sum benefit equal to the balance of a member’s account, which includes contributions made by the member and the relevant Rinker group entity, together with net fund earnings.

4.5.2                     Benefits for United States Employees

Employees in the US, including the applicable Senior Executives, may participate in the Rinker Materials 401(k) Plan and the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. Both Plans are defined contribution plans, with contributions made by both the employee and the company.

The Rinker Materials 401(k) Plan, which is open to US employees, allows participants to make contributions up to the annual IRS deferral limits. The company will then match, subject to IRS limits, up to 3% of eligible compensation and will annually make a profit sharing contribution to eligible participant accounts.

The Rinker Materials Benefit Restoration and Voluntary Deferral Plan is open to the chief executive, senior executives and other executives of Rinker Materials. (Additionally, this plan is open to US-based non-executive directors as discussed in more detail under section 7.)  This plan allows eligible participants to defer a portion of their base salary and incentive awards. If applicable, company matching and profit sharing contributions are made to eligible participants to restore company contributions that would have been made under the Rinker Materials 401(k) Plan had that plan not been subject to annual IRS deferral limits. Both the company matching and profit sharing contributions are determined based on base salary and short-term incentive compensation and, additionally, are limited to:

•                  3% for the company matching contribution, and

•                  the annual profit sharing contribution percentage approved under the Rinker Materials 401(k) Plan.

These limits are inclusive of any contributions made under the Rinker Materials 401(k) Plan and represents Rinker’s full commitment (or obligation) to the eligible participants. The company does not make any other contributions to the participants on behalf of this plan.

Under Item 6.B. Section 8-Table 1, the amounts deferred are included under the headings “base salary” and “short-term incentive” and the company matching and profit sharing contributions are included under “other post employment.”  At the time of this report, there were no long-term incentive deferrals made into the Plan.

4.6                Retirement of a Senior Executive

The President and Chief Operating officer – US Construction Materials, Karl Watson, Sr., announced his retirement effective March 31, 2006. In accordance with his employment contract, Mr. Watson, Sr. has a two-year non-compete agreement and may not work with any person or entity that is engaged in the construction materials industry that directly or indirectly competes with Rinker.

His retirement does not trigger any severance or other payments. Upon his retirement, he will forfeit one-third (or 40,000 shares) of the PSP shares granted to him during fiscal year 2005 and two-thirds (or 75,335 shares) of the PSP shares granted to him during fiscal year 2006. To ensure a smooth transition, effective April 1, 2006, Mr. Watson, Sr. will consult as needed for a three-year period. Mr. Watson, Sr. has agreed to have no conflicting interests with Rinker while he is engaged as a consultant.

5.                    Executive Director

At the date of this report there is one Executive Director on the Board of Directors, Mr. David Clarke, age 62, Chief Executive.

Mr. Clarke was appointed by the Board as President and Chief Executive Officer of Rinker on April 1, 2003. Prior to the demerger from CSR Limited, Mr. Clarke had been an executive director of CSR since 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. Mr. Clarke’s entire professional career has been in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia.

5.1 Retirement and Superannuation Benefits for the Chief Executive

In addition to the retirement benefits outlined in Item 6.B. Section 4.5.2, Mr. Clarke participates in the Rinker group sponsored Australian “defined benefit division” fund. Under this fund, he is entitled to a one-time lump sum payment upon his retirement. Other than this one-time lump sum payment, no additional superannuation or pension benefits are payable to Mr. Clarke under this plan.

The defined benefit division fund provides a lump sum, initially calculated by multiplying a member’s years of service by 25% of their average base compensation over their final three years of service. This lump sum calculation is based on an assumed company contribution level of 12% of base compensation. To the extent that actual contribution levels are greater or less than 12% (typically as a result of salary sacrifice elections by members, transfers from other funds and any applicable superannuation surcharge taxes), the value of that difference (and earnings or interest thereon) is, respectively, added to or deducted from the lump sum calculation. In Mr. Clarke’s case, no company contributions have been made since he became eligible to participate in Rinker Materials 401(k) Plan and the Rinker Materials Benefit Restoration and Voluntary Deferral Plan for US employees.

5.2 Employment and Termination Arrangements for the Chief Executive

5.2.1 Employment Contract

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

5.2.2 Termination Arrangement

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

If during his Employment Period (as defined in Mr. Clarke’s employment contract), the company terminates the employment of Mr. Clarke other than for Cause (as defined in Mr. Clarke’s employment contract), or Mr. Clarke resigns from his employment for Good Reason (as defined in Mr. Clarke’s employment contract) the company is required to:

•                  Pay Mr. Clarke, in a lump sum, a pro rata portion of his short-term incentive and amounts accrued for unused leave.

•                  Determine Mr. Clarke’s eligibility to vest in a pro rata share of long-term incentives in progress at the time of his termination, in accordance with plan rules.

•                  Pay Mr. Clarke amounts he would have received in the following 24 months, at the times indicated in his employment contract, for his base salary and short-term incentive at target performance. Additionally, Mr. Clarke would continue to receive any other benefits, with the exception of new long-term incentive opportunities, he was entitled to at time of termination for the following 24 months.

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

6.       Employee Share Plans

6.1     Rinker Employee Share Acquisition Plan

The Rinker Employee Share Acquisition Plan (“ESAP”) enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax compensation or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held in trust for the participant. These shares are not subject to performance conditions since they are being purchased in lieu of receiving bonuses where the performance condition has already been satisfied or are being purchased with fixed compensation. The value of the shares purchased is included under “base salary”, “fees” and/or “short-term incentive” under Item 6.B. Section 8-Table 1.

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

6.2                Rinker Universal Share Plan

Rinker’s Universal Share Plan (“USP”) is open to all Australian employees who have been employed for at least one year. The plan encourages general employee share ownership and enables participants to qualify for the limited favorable tax treatment available in Australia for broad-based employee share plans. For this reason, this plan is not subject to performance conditions. Employees may acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration.

Prior to fiscal year 2006, the maximum number of shares available for each employee under the plan was set by the Board on the recommendation of the Committee and was issued annually. Effective fiscal year 2006, the Committee recommended and the Board approved changing from the maximum number of shares to a dollar amount that would be applied to acquire the shares on market during the year. Commencing July 1, 2005, the maximum level an employee could contribute was set at A$1,000 (US$749) per year.

No loan facility is offered under USP.

Shares acquired under USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares, and they are purchased on-market during appropriate trading windows. During fiscal year 2006, 69,840  (2005: 237,900) shares were purchased in total for the 1,565 employees (2005: 1,259) who participated in USP.

Shares acquired under USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or when the participant ceases to be employed by any Rinker group company. After that time, the participant may retain ownership of the shares or sell them.

 7. Non-Executive Directors Compensation Structure

All compensation received by the Non-Executive Directors is detailed in Item 6.B. Section 8-Table 1 of this report.

Fees for Non-Executive Directors are based on the nature of their work and their responsibilities. In determining the level of fees, survey data on comparable companies is considered in detail. Non-Executive Directors’ fees are recommended by the Compensation & Human Resources Committee and determined by the Board within the aggregate annual limit of A$1,250,000 (US$936,375) approved by shareholders at the July 2004 annual general meeting.

At the July 2006 Annual General Meeting, the Board will be seeking shareholder approval to increase the aggregate annual limit from A$1,250,000 (US$936,375) to A$1,700,000 (US$1,273,470). This request is being made in consideration of future board succession planning needs, and the potential to add new directors.

For fiscal year 2006, Rinker paid non-executive directors base fees of A$120,000 (US$89,892) per year. The Chairman received A$330,000 (US$247,203) per year (inclusive of committee fees) and the Deputy Chairman received a base fee of A$240,000 (US$179,784)  (inclusive of committee fees). Non-Executive Directors, other than the Chairman and Deputy Chairman, who were members of committees (other than the Nominations Committee) received additional compensation. Members of the Audit Committee received an additional A$12,000 (US$8,989) (were the position of Audit Committee chair not occupied by the Deputy Chairman, A$18,000 (US$13,484) would be payable for that role) and members of both the Safety, Health & Environment Committee and the Compensation and Human Resources Committee received an additional A$8,000 (US$5,993) (A$12,000 (US$8,989) for those committee chairs).

Rinker’s Non-Executive Directors (other than John Ingram, who joined the Board on October 1, 2003) were, prior to Rinker’s demerger from CSR, previously Non-Executive Directors of either CSR or Rinker Materials and were entitled to retirement benefits under those companies’ Non-Executive Directors’ retirement plans. Those plans provided for payment on retirement of a maximum amount equal to a director’s last three years compensation after five years of service (pro rata for a lesser period). At the time of demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan. In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the Board closed the plan to new directors and the then current directors agreed to freeze their entitlements with effect from March 31, 2004. Rinker has accrued a provision of A$1,362,384 (US$1,020,562) in respect of those benefits.

Consistent with the freezing of retirement benefits, fees are now inclusive of any compulsory superannuation guarantee contributions (these were previously deducted from retirement allowances). Rinker will also take those contributions into account in calculating the total amount able to be paid to Non-Executive Directors, even though Rinker’s constitution excludes these amounts.

During fiscal year 2006, the Committee recommended and the Board approved a recommendation for U.S.-based Non-Executive Directors of Rinker to be eligible to defer all or a portion of their board and committee fees into the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. This is a defined contribution plan open to senior level executives in the United States and U.S.-based Non-Executive Directors. Unlike executives in the U.S., where Rinker will contribute matching and profit sharing contributions (as described in Item 6.B. Section 4.5.2) Rinker does not match any contribution made by Non-Executive Directors. Amounts deferred are included under “fees” in Item 6.B. Section 8-Table 1.

In conjunction with external advice, the committee recommended and the Board approved an increase for non-executive director base and committee fees effective from April 1, 2006 as listed below.

Base Fees:

•                  Chairman base fees increased to A$375,000 (US$280,913) inclusive of committee fees

•                  Deputy Chairman base fees increased to A$270,000 (US$202,257) inclusive of committee fees

•                  Non-executive directors base fees increased to A$135,000 (US$101,129)

Committee Fees (for non-executive directors other than the Chairman and Deputy Chairman):

•                  Audit committee member fees increased to A$15,000 (US$11,237) (the audit committee chair fee increased to A$30,000 (US$22,473) were the position of audit committee chair not occupied by the Deputy Chairman)

•                  Safety, Health & Environment committee member fees and the compensation & human resources committee member fees increased to A$12,000 (US$8,989) (the chairman fee for both committees increased to A$24,000 (US$17,978))

•                  Nomination committee members and chairman do not receive any additional compensation

The compensation of Non-Executive Directors is fixed. They do not participate in any incentive plans available to executives and do not receive any Non-Monetary and Other Benefits; however, they may participate in the Rinker ESAP or the Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

8. Key Management Personnel Compensation Details

The tables below set out compensation details for all Key Management Personnel.

Table 1: Compensation for Key Management Personnel

(Amounts in US$)

		Short-Term Employee Benefits				Post Employment Benefits
				Short-Term	Non-Monetary	Pension	Other	Share Based
NON-EXECUTIVE				Incentive (1)	and Other	and	Post	Incentives			% Perf.
DIRECTORS		Fees		(2)	Benefits (3)	Superannuation	Employment (4)	Equity (5)	TOTAL		Related

John Morschel (6)(7) Chairman	2006 2005	$ $	247,203 221,916	NA NA	NA NA	NA NA	NA NA	NA NA	$ $	247,203 221,916	NA NA

Marshall Criser (6)(8) Deputy Chairman	2006 2005	$ $	179,784 162,738	NA NA	NA NA	NA NA	NA NA	NA NA	$ $	179,784 162,738	NA NA

John Ingram (6)(7) Director	2006 2005	$ $	107,870 99,122	NA NA	NA NA	NA NA	NA NA	NA NA	$ $	107,870 99,122	NA NA

John Arthur (6)(7)(9) Director	2006 2005	$ $	104,874 96,164	NA NA	NA NA	NA NA	NA NA	NA NA	$ $	104,874 96,164	NA NA

Walter Revell (6) Director	2006 2005	$ $	104,874 96,164	NA NA	NA NA	NA NA	NA NA	NA NA	$ $	104,874 96,164	NA NA

SUB-TOTAL NON-EXECUTIVE DIRECTORS	2006 2005	$ $	744,605 676,104	NA NA	NA NA	NA NA	NA NA	NA NA	$ $	744,605 676,104	NA NA

SENIOR EXECUTIVES		Base Salary (1)		Short-Term Incentive (1) (2)		Non-Monetary and Other Benefits (3)		Pension and Superannuation		Other Post Employment (4)		Equity (5)		TOTAL		% Perf. Related

David Clarke (10) Chief Executive Officer	2006 2005	$ $	857,500 792,500	$ $	1,800,000 815,000	$ $	61,100 48,872	$ $	583,998 256,609	$ $	116,676 145,203	$ $	1,921,261 628,333	$ $	5,340,535 2,686,517	70 54%%

Karl Watson, Jr (11) President – Rinker Materials West	2006 2005	$ $	352,000 326,250	$ $	449,540 293,434	$ $	68,465 219,433	$ $	0 0	$ $	36,440 23,936	$ $	510,143 223,835	$ $	1,416,588 1,086,888	68 48	% %

Karl Watson, Sr (11)(12) President and Chief Operating Officer–US construction materials	2006 2005	$ $	357,000 337,500	$ $	473,200 337,517	$ $	38,157 34,267	$ $	0 0	$ $	52,408 55,856	$ $	449,785 150,800	$ $	1,370,550 915,940	67 53	% %

Thomas Burmeister (11) VP and Chief Financial Officer	2006 2005	$ $	357,000 337,500	$ $	473,200 337,517	$ $	39,015 37,734	$ $	0 0	$ $	49,852 53,100	$ $	449,785 150,800	$ $	1,368,852 916,651	67 53	% %

David Berger (11) VP - Strategy and Development	2006 2005	$ $	340,000 310,000	$ $	461,500 313,408	$ $	22,137 22,232	$ $	0 0	$ $	45,424 37,962	$ $	443,518 150,800	$ $	1,312,579 834,402	69 56	% %

Sharon DeHayes (6)(11) Chief Executive – Readymix	2006 2005	$ $	337,000 310,000	$ $	311,897 304,620	$ $	170,006 209,559	$ $	0 0	$ $	47,475 47,610	$ $	440,385 150,800	$ $	1,306,763 1,022,589	58 45	% %

Duncan Gage (11) President – Concrete Pipe Division	2006 2005	$ $	315,000 292,500	$ $	422,500 296,358	$ $	30,901 29,191	$ $	0 0	$ $	40,811 42,950	$ $	411,054 125,667	$ $	1,220,266 786,666	68 54	% %

Ira Fialkow (11) VP – Shared Services	2006 2005	$ $	311,000 285,000	$ $	418,600 289,300	$ $	19,520 19,010	$ $	0 0	$ $	41,676 42,451	$ $	399,847 125,667	$ $	1,190,643 761,428	69 54	% %

Peter Abraham (6)(10)(13) General Counsel and Company Secretary	2006 2005	$ $	308,625 288,625	$ $	246,449 223,768	$ $	1,192 1,128	$ $	148,472 188,777	$ $	0 0	$ $	207,154 82,051	$ $	911,892 784,349	50 39	% %

Debra Stirling (6)(13)(14) VP - Corporate Affairs and Investor Relations	2006 2005	$ $	265,957 251,991	$ $	232,958 213,620	$ $	929 854	$ $	34,620 33,647	$ $	0 0	$ $	147,642 56,797	$ $	682,106 556,909	56 49	% %

SUB-TOTAL SENIOR EXECUTIVES	2006 2005	$ $	3,801,082 3,531,866	$ $	5,289,844 3,424,542	$ $	451,422 622,280	$ $	767,090 479,033	$ $	430,762 449,068	$ $	5,380,574 1,845,550	$ $	16,120,774 10,352,339	66 51%%

TOTAL KEY MANAGEMENT PERSONNEL	2006 2005	$ $	4,545,687 4,207,970	$ $	5,289,844 3,424,542	$ $	451,422 622,280	$ $	767,090 479,033	$ $	430,762 449,068	$ $	5,380,574 1,845,550	$ $	16,865,379 11,028,443	NA NA

(1)          For the US Senior Executives and Directors, includes amounts deferred into Rinker’s 401(k) Plan and/or Rinker’s Benefit Restoration and Voluntary Deferral Plan. For the Australian Senior Executives and Directors, includes shares purchased under the Rinker Employee Share Acquisition Plan.

(2)          Amounts shown for 2006 represent the amount of the short-term incentive awards earned by each named executive for performance.

 (3)       For fiscal year 2006, non-monetary and other benefits comprise the costs of life insurance, vehicle allowance, and club membership fees. For Mr. Clarke, it also includes tax preparation fees. For Ms. DeHayes and Mr. Watson, Jr. this column also contains expatriate and/or relocation related expenses.

Additionally, non-monetary and other benefits include interest imputed on a loan of US$59,000 to Mr. Burmeister that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon his termination of employment. There were no loans made to any key management personnel during the fiscal year 2006.

(4)          Other post employment includes the company matching and profit sharing contributions under the Company’s 401(k) Plan and/or the Benefit Restoration and Voluntary Deferral Plan as discussed in Item 6.B. Section 4.5.2. Under the Benefit Restoration and Voluntary Deferral Plan, the company matching and profit sharing contributions included in the table represent Rinker’s full commitment (or obligation) to the named executives under this plan.

(5)          Annual grants are amortized over a three-year period.

Amounts shown for 2005 include the pro rata value (one-third) of the fair value of the CASP grant and the fiscal year 2005 PSP grant.

Amounts shown for 2006 include the pro-rata value (one-third) of the fair value of:

•                  the CASP grant,

•                  the fiscal year 2005 PSP grant; and

•                  the fiscal year 2006 PSP grants.

Amounts shown will increase further next year with the issuance of the 2007 PSP grant and pro rata value (one-third) of the fair value of each of the 2005, 2006 and 2007 PSP grants included.

Both 2005 and 2006 are calculated in accordance with A-IFRS as required under Australian Accounting Standard AASB 124.

For the May 11, 2005 grant, the fair value was calculated at US$6.41 and for the February 16, 2006 grant, the fair value was calculated at US$9.40. The fair values were calculated by independent external advisors using the binomial pricing model and are not necessarily indicative of the eventual value that may or may not be realized by the executive.

Total dividends received by the executives are included in the above amounts. For fiscal year 2006, dividends were paid on CASP and PSP grants totaling US$418,588.

(6)   All amounts shown for the non-executive directors, Mr. Abraham, Ms. Stirling and a portion of the Non-Monetary and Other Benefits for Ms. DeHayes were paid in Australian dollars and have been converted at an exchange rate of .74910 (US$/A$1.00) for fiscal year 2006 and .73972 (US$/A$1.00) for fiscal year 2005.

(7)   Mr. Arthur, Mr. Ingram and Mr. Morschel all participated in ESAP during the year. Of the above totals Mr. Arthur received A$122,000 (US$91,390), Mr. Ingram received A$24,000 (US$17,978) and Mr. Morschel received A$90,000 (US$67,419) in the form of ESAP shares, with the balance in cash. These amounts are included under “fees.”

(8)   Included in Mr. Criser’s fees are the amounts deferred into Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

(9)   Included in Mr. Arthur’s fees are compulsory superannuation contributions of A$11,466 (US$8,589).

(10) The Pension and Superannuation amounts shown for Mr. Clarke and Mr. Abraham represent the increase during fiscal year 2006 in the actuarial value (of their one-time lump sum benefits payable upon retirement) of amounts accrued in the defined benefit superannuation plan. The actuarial amounts include projections of future salary, vested years of service and retirement date. These amounts are discounted based on the latest available current ten-year government bond yields.

In 2006, an increase was made in the salary used to calculate Mr. Clarke’s superannuation. The previous calculation adjusted a notional salary (established before Rinker demerged from CSR Limited) by the annual base salary percentage increase. This resulted in a calculation that was significantly below both actual salary and market based benchmark data. Effective with fiscal year 2006, his actual US base salary is being used for the calculation converted to Australian dollars at the current exchange rate at the time of any change in that base salary. (See Item 6.B. Section 5.1 additional details regarding this benefit.)

(11) After considering independent advice, the Board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.

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

If, during the employment period (as defined in the executive’s employment contract), the company terminates the employment of the executive other than for cause (as defined in the executive’s employment contract), or the executive resigns from his or her employment for good reason (as defined in the executive’s employment contract) the company is required to:

•                  Pay the executive, in a lump sum, a pro rata portion of his or her short-term incentive and amounts accrued for unused leave.

•                  Determine the executives’ eligibility to vest in a pro rata share of long-term incentives in progress at the time of his or her termination, in accordance with plan rules.

•                  Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short-term incentive at target performance. Additionally, the executive would continue to receive any other benefits, with the exception of new long-term incentive opportunities, he or she was entitled to at time of termination for the following 24 months.

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

(12) Karl Watson, Sr. announced his retirement effective March 31, 2006.

(13)    Termination benefits for Mr. Abraham and Ms. Stirling are the greater of 12 months total compensation (including target incentives) or three months’ base compensation (base compensation is equivalent to approximately 75% of fixed compensation) plus 0.7 months base compensation per year of service, not to exceed 24 months. As at March 31, 2006, Mr. Abraham had 26 years of service and Ms. Stirling had seven years.

Should Mr. Abraham or Ms. Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

(14)    For Ms. Stirling, Pension and Superannuation Benefits represent the company’s contributions made to accumulation superannuation plans in Australia. (See Item 6.B. Section 4.5.1 for additional details.)

8.1       Payment Details of Performance Related Compensation

8.1.1                     Short-Term Incentive Plan

Awards under the STI are made in each fiscal year and relate only to performance in that fiscal year. Accordingly, 100% of the STI awards to the Chief Executive and Senior Executives for fiscal year 2006 (2006 STI) vested in that year and will be paid during fiscal year 2007. No part of the 2006 STI awards for the Chief Executive and Senior Executives are payable in, or in respect of performance in, any other fiscal year. For the Chief Executive and Senior Executives, zero percent of the 2006 STI awards were forfeited in fiscal year 2006 (based on the STI award for target performance).

A description of the STI is contained in section 4.3.1 above, which includes a description of the elimination of the contingent bonus reserve applicable to STI awards from previous years for the Chief Executive, Senior Executives and a limited number of other executives. As described in section 4.3.2a above, the elimination of the contingent bonus reserve was taken into account in establishing the PSP grants for fiscal year 2006.

8.1.2 Long-Term Incentive Plans

A description of the Company’s long-term incentive plans (PSP and CASP) is contained in Item 6.B Sections 4.3.2a and 4.3.2b above. As noted in those sections, zero percent of each outstanding grant under PSP and CASP was paid, vested or forfeited during fiscal year 2006 because the performance period for each of those grants extends beyond March 31, 2006.

For fiscal year 2006, the following table sets out a summary of the PSP shares granted; no CASP shares were granted and is, therefore, not included in the table.

Table 2: Fiscal Year 2006 Performance Share Plan Awards for the Chief Executive and Senior Executives

	Fiscal Year 2006 Total Number of Shares Granted(1)	Performance below 25th Percentile 0% Vesting	Performance at 50th Percentile Target Level 40% Vesting	Performance at or above 75th Percentile 100% Vesting

David Clarke	493,000	0	197,200	493,000

Karl Watson, Jr.	107,000	0	42,800	107,000

Karl Watson, Sr.	113,000	0	45,200	113,000

Thomas Burmeister	113,000	0	45,200	113,000

David Berger	111,000	0	44,400	111,000

Sharon DeHayes	110,000	0	44,000	110,000

Duncan Gage	110,000	0	44,000	110,000

Ira Fialkow	105,000	0	42,000	105,000

Peter Abraham	45,000	0	18,000	45,000

Debra Stirling	31,000	0	12,400	31,000

(1)          Total Number of Shares Granted represents the maximum number of shares that may vest if Rinker’s TSR reaches 75th percentile performance or above when compared to a specified group of peer companies. The Chief Executive and Senior Executives are also eligible to receive dividends, returns on capital or other distributions made with respect to these shares. Once the shares are purchased, they may also direct the trustee how to vote these shares. (See Item 6.B. Sections 4.3.2a and 4.3.2c for additional details.)

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

Documents that are italicized and underlined in this statement (for example Board Charter) are available on Rinker’s internet site, (www.rinker.com) under the heading ‘Corporate Governance’.

ASX Principles and Recommendations

The ASX Corporate Governance Council has published Principles of Good Corporate Governance and Best Practice Recommendations (ASX Principles and Recommendations). One of the features of the ASX Principles and Recommendations is an ‘if not, why not’ disclosure obligation in relation to practices that differ from the ASX recommendations.

During fiscal year 2006, Rinker’s Universal Share Plan was amended so that shares made available under that plan could be purchased on-market, enabling the company to avoid having to issue new shares under the plan. Following that amendment, Rinker’s corporate governance practices accord with all of the ASX recommendations.

A table cross-referencing each of the ASX Principles and Recommendations to the relevant section of this statement appears on Rinker’s internet site, under the heading ‘Corporate governance’.

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

•      Oversee proper processes and controls to maintain the integrity of accounting and financial records and reporting.

•      Reward executives fairly and responsibly, having regard to the interests of shareholders, Rinker’s performance, the performance of those executives and employment market conditions.

•      Determine dividend policy and the amount, timing and nature of dividends to be paid to shareholders.

•      Oversee corporate governance practices that represent best practice in Rinker’s particular circumstances from time to time.

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

1.3 Powers delegated to Rinker’s management

The board has delegated to the CEO the authority and powers necessary to implement the strategies approved by the board and to manage the business affairs of the Rinker group within the policies and limits to delegation specified by the board from time to time. The CEO may further delegate within those specific policies and delegation limits, but remains accountable for all authority delegated to executive management.

1.4 Rinker’s chairman and deputy chairman

The chairman is appointed by the board and must be an independent, non-executive director.

The role of the chairman includes:

•      Leading the board, including ensuring that board meetings are conducted in an open and professional manner and that all directors know that they are expected to be well informed and are encouraged to express their views forthrightly, without fear or favor, leading to objective, robust analysis and debate.

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

With assistance from the nominations committee, the board strives to ensure that it is comprised of strongly performing individuals of the utmost integrity and whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker’s present and expected needs. Specific duties have been assigned to the nominations committee (as set out in the Nominations Committee Charter) to support that objective. Membership of the nominations committee (all members are independent non-executive directors) and attendance at its meetings is set out on page 116.

Details of current directors, including their skills, experience, qualifications, length of service and current term of office are on pages 71-73.

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

In determining whether this test is satisfied, the board applies the criteria set out (in section 1.5.2) below to determine whether there are any indicators of matters that may impair a director’s unfettered and independent judgment.

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

In considering independence, the board will distinguish between:

•      a relationship that may, on isolated occasions, potentially give rise to a narrow, discrete and immediately identifiable conflict of interest (that can be completely quarantined by the board’s conflict of interest procedures); and

•      a relationship that may potentially affect a director’s underlying objectivity or independence of mind.

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

1.5.2       Criteria for assessing independence

•      Rinker has established the following criteria as a key part of the process for assessing the independence of its directors:

•      The director is not a member of Rinker group management.

•      The director is not a substantial shareholder (as defined in section 9 of the Corporations Act 2001) of Rinker or an officer of (or otherwise associated directly with) a substantial shareholder of Rinker.

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

•      The director does not hold cross-directorships or have other significant links with fellow directors through involvement in other companies or bodies where those cross-directorships or links could materially interfere with the director’s unfettered and independent judgment.

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

Until May 1, 2006 John Arthur was a partner in the law firm Gilbert + Tobin (G+T). Mr. Arthur’s spouse remains a partner of G+T. The board specifically examined the fact that in the past G+T had undertaken matters relating to businesses now conducted by companies in the Rinker group (commencing many years prior to Mr Arthur joining G+T) and could potentially do so in the future. In recognising the potential sensitivity of the connection, the board undertook that examination even though the materiality threshold outlined above had not been remotely approached.

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

When it is appropriate to appoint a new director and a suitable candidate has been found, the Chairman ensures that prior to appointment, the candidate understands, and agrees to, the board’s expectations of that candidate including, in particular, the time commitment and nature and quality of the contribution required. A formal letter of appointment is provided to the proposed director which includes (among other matters) the terms and conditions of appointment, the Board Charter and the charters of each committee, Rinker’s Constitution, details of future board and committee meetings, indemnity and insurance arrangements and details regarding remuneration, expenses and superannuation.

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

1.7          Rinker’s board meetings

The board meets as often as the directors determine is necessary to fulfil their responsibilities and duties. Details of board and committee meetings held during Rinker’s most recent financial year and each director’s attendance at those meetings is set out in the table on page 116. Because of the international nature of the Rinker group’s operations, Rinker’s directors are required to travel substantially. The dates and locations of scheduled meetings are generally agreed at least a year in advance. However the board always retains flexibility to reschedule meetings or to schedule additional meetings if significant issues arise outside the planned program of meetings.

The board aims to strike an appropriate mix between meetings held in Australia, meetings held in the United States and meetings conducted by video-conference or other electronic means.

Board and committee papers are distributed sufficiently in advance of each meeting to afford directors adequate time to fully consider those papers before the meeting.

The board reviews the overall content of its meeting agendas and board and committee papers at least annually as part of the board’s process for reviewing its performance (this must also be done at any other time on the request of any director). The company secretary prepares a draft agenda for each meeting, which is finalised by the Chairman in consultation with the CEO. In addition, any director may require a matter to be placed on the board’s agenda.

Independent, non-executive directors meet on a regular basis, without any executive director or other member of management present. The Chairman presides over these meetings. Interested persons may raise issues with the Chairman for consideration by non-executive directors. Contact details are available on Rinker’s internet site.

Whenever necessary to ensure that discussion on sensitive matters may be conducted openly and forthrightly, the Chairman will request executive directors and other members of management who may be present to temporarily leave a board meeting. If necessary, the Chairman will call a separate formal meeting of non-executive directors.

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

Directors are expected to participate actively at board meetings and to bring independent judgment to bear. Constructive differences of opinion and robust debate are fundamental to the effective operation of the board. Any director may request matters of concern to be recorded in board minutes.

In accordance with the board’s Policy for Obtaining Independent Professional Advice, the board, each board committee, and each director have the right to obtain independent professional advice at Rinker’s expense to assist them to carry out their duties. For a director, the prior approval of the Chairman is required, but may not be unreasonably withheld. If such consent is withheld, the board must be promptly informed and the director may then seek board approval to obtain such advice. This right to obtain independent professional advice was neither exercised nor sought to be exercised during the year.

1.8          Rinker’s board committees

The board has established the following committees to advise and support the board in carrying out its duties:

•      Audit committee (see charter).

•      Safety, health & environment committee (see charter).

•      Compensation & human resources committee (see charter).

•      Nominations committee (see charter).

Each committee has a written charter which addresses the committee’s composition, overall responsibilities, specific duties, reporting obligations, meeting frequency and arrangements, authority and resources available and provisions for reviewing the committee’s charter.

The composition of each committee and the attendance of their members at meetings is set out in the table on page 116.

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

With the consent of the Chairman, which may not be unreasonably withheld, directors may attend (at Rinker’s expense) briefings, lectures or courses that they believe will assist in further developing their knowledge and understanding of their duties and responsibilities as directors or of issues clearly pertinent to the Rinker group’s businesses.

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

All directors have direct access to the company secretary and general counsel, for guidance on corporate governance issues and developments and to provide assistance on all other matters reasonably requested by directors. The company secretary and general counsel monitors compliance with the Board Charter and other policies and procedures and is accountable to the board, through the Chairman, on all corporate governance matters.

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

1.10 Performance reviews of the board

Through its nominations committee, and using the services of an independent third party, the board annually formally reviews the performance of the board, its committees, and of each non-executive director. A review was undertaken in March/April 2006, and a report on its findings and recommendations was presented to the board in May 2006. The review was initially conducted by way of questionnaire, with the opportunity for follow-up discussions if any director, or the independent third party, thought it would be beneficial to do so. The review indicated that the board was continuing to perform soundly.

Matters canvassed in the performance review included:

•      The effectiveness of the board and each committee in meeting the requirements of their charters, as well as any amendments that should be made to those charters.

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

If directors have a material personal interest in any matter that concerns the affairs of the Rinker group, they must give the other directors immediate notice of such interest. Such notice is to be provided in writing (although the director may first advise the matter personally) to the company secretary, who shall ensure it is brought to the attention of other directors.

If a potential conflict of interest arises, the director concerned does not receive the relevant board papers and is required to withdraw from the board meeting while the matter is considered. The director must not endeavour, in any other manner, to influence the board’s consideration of the matter.

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

The board’s policy also encourages the CEO to acquire Rinker shares or ADRs, with a value equivalent to three years of the CEO’s base remuneration, within a reasonable time and that such Rinker shares or ADRs continue to be held while remaining as CEO.

Details of directors’ shareholdings are set out in the table on page 116.

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

Also, on a one-off basis this year, as a consequence of Rinker’s early announcement to the market (on April 8, 2006) of its expected financial results for the year ended March 31, 2006, directors brought forward and extended (in each case by one month) the trading window that normally opens with the formal announcement of those results in May.

In accordance with ASX Listing Rules, Rinker is required to notify ASX, within five business days, of any sale or purchase of Rinker securities by a director. This notification is also filed publicly by Rinker with the US SEC (on Form 6-K). To enable Rinker to fulfil this obligation, each director has entered into an agreement with Rinker under which the director is required to notify the company of any such sale or purchase as soon as reasonably practicable, and in any event within three business days.

2.     Rinker’s shareholders

2.1  Communication strategy

Rinker is committed to providing shareholders with extensive, transparent, accessible and timely communications on company activities, strategy and performance.

The main method used to communicate with shareholders include:

•      Releases to ASX and SEC/NYSE in accordance with continuous disclosure obligations.

•      The extensive use of Rinker’s internet site (www.rinker.com).

•      The annual report.

•      The half-yearly results summary published on internet.

•      Rinker’s annual general meeting (AGM).

•      Email distribution of company releases, reports and other communications.

•      Media coverage of significant announcements.

Rinker’s communication program includes:

•      Posting on Rinker’s internet site of all announcements and reports to the market, immediately following release by ASX.

•      Mailing annual report to shareholders (unless requested otherwise) and posting on Rinker’s internet site for downloading.

•      Email alerts to shareholders (upon request) informing about significant announcements and the availability of reports on Rinker’s internet site.

•      AGM, results briefings to media and analysts, and conference calls with analysts are all webcast live and may also be viewed later on Rinker’s internet site.

•      Other major briefings, presentations and management speeches are immediately posted on Rinker’s internet site.

•      Site visits and strategy briefings are provided for investment fund managers and analysts. All new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker’s internet site.

•      My Rinker employee newsletters posted on Rinker’s internet site.

Shareholder questions about Rinker:

Shareholders can send questions by

•      Sending emails to Rinker.

•      Contacting Rinker by telephone, facsimile or mail.

Contact details are provided on Rinker’s internet site.

Shareholder participation at Rinker’s AGMs:

•      Shareholders are encouraged to attend Rinker’s AGM each year, to ask questions and to exercise their voting right.

•      At Rinker’s request, our external auditor has undertaken to attend each Rinker AGM to be available to answer relevant shareholder questions.

•      Shareholders who cannot attend in person are encouraged to lodge a proxy and to view the live webcast.

•      Addresses by the Chairman and the CEO, together with presentation materials, are released to ASX and the SEC and posted on Rinker’s internet site concurrently with the AGM.

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

3.     Rinker’s ethical culture

Rinker’s Code of Business Ethics applies to all directors, management and employees within the Rinker group.

The key elements of the code include:

•      Acting within the law and in full compliance with Rinker’s policies.

•      Acting with integrity.

•      Acting responsibly with respect to all stakeholders, including fellow employees, customers, communities, shareholders and suppliers.

•      Conflicts of interest.

•      Integrity in financial and all other reporting.

•      Respecting the value and confidentiality of information.

•      A drug-free, safe and healthy working environment.

•      Safeguarding company assets and resources.

Over 3,000 middle ranking and senior employees are required to certify in writing annually their knowledge of and compliance with the code. A hotline telephone number is available for confidential reporting of concerns or suspected violations. Anonymous reports may also be made. The code protects any employee who makes a report in good faith from indignity or retaliation.

Rinker has also established a separate Policy on Dealings in Shares by Rinker Directors and Employees.

4.     Rinker’s remuneration

Rinker’s board has established a compensation & human resources committee, the main role of which (as set out in its charter) is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

•      Providing sound employment and remuneration policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker’s shareholders.

•      Fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker’s performance, the performance of each executive and employment market conditions.

•      Evaluating potential candidates for executive positions, including that of the CEO, and overseeing executive succession plans.

All members of the committee are independent non-executive directors. Its charter is available on Rinker’s internet site. Attendance at its meetings is set out on page 116.

The board and the committee recognize that – while remuneration is important in recruiting, retaining and motivating highly talented and effective people – other factors also play a major role. These include Rinker’s corporate reputation, its ethical culture and business values, its executive leadership, and its other human resources policies.

Rinker has prepared a separate Compensation Report, set out on pages 76-99 of this annual report. Among other things, the report:

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

All members of the audit committee are independent non-executive directors. Its charter is available on Rinker’s internet site. Attendance at its meetings is set out on page 116.

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

The audit committee annually reviews the qualifications, performance and independence of the external auditor. Further details of the matters taken into account in reviewing performance and assessing independence are set out in the committee’s charter. Those matters, together with a review of the external auditor’s proposed work plan for the coming year and an assessment of the external auditor’s ability to conduct an effective, comprehensive and complete audit for an agreed fee, are the key factors in determining whether to appoint the incumbent external auditor for a further year or to seek the appointment of a new external auditor.

The lead and concurring partners of Rinker’s external auditor must be rotated at least every five years, followed by a five-year minimum time out period during which those partners may not take part in the Rinker audit. Other audit partners on the engagement team must be rotated at least every seven years, followed by a minimum two-year time out period.

Rinker’s chief executive officer and chief financial officer are required to state to the board in writing that Rinker’s financial reports present a true and fair view, in all material respects, of Rinker’s financial position and performance and are in accordance with relevant accounting standards.

6.     Oversight of risk

The board is responsible for the Rinker group’s system of internal control and for reviewing its effectiveness in meeting Rinker’s objectives, with the goal of achieving a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures.

The board has established a process for identifying, evaluating and managing significant risks faced by Rinker. The process is reviewed annually and operated during the year ending March 31, 2006 and up to and including the date of approval of the 2006 annual report and financial statements.

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

Rinker is subject to economic risks in its markets, including variations in demand across the construction industry economic cycle, the level of government funded construction projects, interest rates, competition, and sources and prices for purchased goods and services. An important part of

Rinker’s strategy is growth through acquisitions. There is risk that future acquisition opportunities may not be as attractive as past opportunities or may fail to achieve target returns. Disruptive events such as labour disputes, severe weather, natural disasters, or terrorist activities could affect day-to-day operations. Rinker must also manage risks of breaches of compliance with health, safety, environmental, land use, trade practices, and other laws and regulations, and contractual obligations.

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

Rinker has established a disclosure committee, drawn from management, which is responsible for reviewing the effectiveness of the group’s controls and procedures for the public disclosure of financial and related information. This committee presents the results of its review to executive management, the audit committee and the board.

In the course of approving Rinker’s financial statements and notes thereto for the year ended March 31, 2006, the board considered certificates from the chief executive officer and the chief financial officer stating that, in the opinion of those officers:

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

•      Under the NYSE rules, a company’s nominations committee is required to develop and recommend to the board a set of corporate governance principles applicable to the corporation. In Rinker’s case, the board as a whole has developed and adopted Rinker’s corporate governance principles. The board believes that this is appropriate for Rinker, particularly given that five of Rinker’s six directors, including the Chairman and Deputy Chairman, are independent, non-executive directors.

•      To provide checks and balances on the potential dilution of shareholders’ equity in Rinker resulting from the process of earmarking shares to be used for equity-based awards to employees and directors, the NYSE rules generally require that all ‘equity-compensation plans’ be approved by shareholders. The NYSE rules define an ‘equity-compensation plan’ broadly to include plans involving both newly issued shares and shares acquired on-market.

All of Rinker’s share plans now involve shares acquired on-market and, therefore, are non-dilutive to shareholders. Full disclosure is made of shares purchased under these plans and the costs are expensed and disclosed in accordance with accounting standards.

Rinker has not obtained shareholder approval for its share plans open to employees and directors. However, Rinker’s Remuneration Report, which includes details of all share plans, will be put to shareholders for adoption by way of a non-binding resolution at Rinker’s annual general meeting on July 18, 2006.

Directors’ attendance at board and committee meetings

Year ended March 31, 2006	Board		Audit Committee		Compensation & HR Committee		Nominations Committee		Safety, Health & Environment Committee
Name	A	B	A	B	A	B	A	B	A	B
John Arthur	10	10			6	6	2	2	4	4
David Clarke(1)	10	10
Marshall Criser	10	10	4	4	6	6	2	2
John Ingram	10	10	4	4	6	6	2	2
John Morschel	10	10					2	2	4	4
Walter Revell	10	9*	4	4			2	2	4	4

Legend:

Current member	Current Chairman

Notes:

A     shows number of meetings held during the period the director was a member of the board and/or committee

B     shows number of meetings attended during the period the director was a member of the board and/or committee

(1)   As an executive director, David Clarke is not a member of any committees.

*      Meeting not attended by Mr. Revell, was unscheduled and at short notice.

Directors’ interests in Rinker shares (including Rinker ADRs) are set out below.

As at May 11, 2006	Relevant Interest 2006	Relevant Interest 2005
John Arthur	40,964	34,700
David Clarke*	1,503,519	1,010,519
Marshall Criser	52,282	34,000
John Ingram	18,401	17,175
John Morschel	64,081	59,487
Walter Revell	20,000	20,000

*      Includes 500,000 PSP shares granted to Mr. Clarke during fiscal year 2005 and 493,000 PSP shares granted to Mr. Clarke during fiscal year 2006. These shares are at risk and will be eligible to vest if performance and time qualifications are met.

D.    Employees

As at March 31, 2006, Rinker group companies had a total of 14,358 employees. A breakdown of employees by geographic location is set out below.

Employee numbers for Rinker Group Limited at March 31:

	2006	2005	2005-2006 % CHANGE
United States	11,193	10,186	10%

Australia	2,683	2,600	3%

China	482	493	-2%
Total	14,358	13,279	8%

Note:  Represents full time equivalent employees. The increase in the number of US employees at March 31, 2006 is primarily the result of acquisitions, including Keys Concrete, a major supplier of concrete and block in the Tampa region as well as fleet expansion at existing plants and several greenfield plant startups.

In the US, Rinker Materials provides certain union and non-union employees with a defined contribution retirement plan that allows employees to defer a portion of their salary in accordance with US Internal Revenue Service guidelines. Pursuant to the plan, Rinker Materials matches a percentage of the employee contribution and annually makes a discretionary profit sharing contribution. Additionally, in connection with certain acquisitions, Rinker Materials is obligated to maintain defined benefit retirement plans. Rinker Materials funds these defined benefit plans in accordance with government guidelines. On March 31, 2006 an unaudited actuarial review was performed on the defined benefit pension plans. The actuarial review reflected an estimated funding shortfall of US$25.7 million. This deficit is being funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied. The full amount of the liability has been accrued at March 31, 2006. Funding details are provided in “Item 5 – Operating and Financial Review and Prospects.”

Rinker Materials has approximately 46 different collective bargaining agreements with a number of unions. These agreements, most of which have been in place for many years, cover approximately 4,400 employees. Of these 4,400 employees, approximately 1,800 are covered by various chapters of the International Brotherhood of Teamsters each of which negotiates different agreements for its members, and approximately 1,500 are covered by various chapters of the Laborers International Union, each of which negotiates different agreements for its members. The terms of ongoing collective bargaining contracts vary with expirations ranging from 2006 to 2010. Rinker Materials, while covered by these various collective bargaining agreements, has experienced a relatively low level of industrial disruption over the past four years. Rinker group’s relationship with its various labor unions may be characterized as mature and productive.

U.S. employees covered by collective bargaining agreements, not covered by single employer pension plans, generally receive pension and health benefits directly from multiemployer trust funds jointly managed by trustees appointed by labor and management.

Readymix in Australia has approximately 61 enterprise bargaining agreements and certified agreements covering approximately 2,300 employees. Major respondent unions include the CSR & Rinker Salaried Staff Association, the Australian Workers Union, the Australian Manufacturing Workers’ Union and the Transport Workers Union. Readymix administration, production, maintenance and transport employees are eligible for membership in these various unions. The Readymix enterprise agreements or enterprise awards are registered with either the Australian Industrial Relations Commission or Queensland or New South Wales Industrial Relations Commissions. The enterprise agreements and awards are underpinned by relevant industry awards and operate for fixed terms of various lengths (although they continue to operate after the expiry of those terms unless replaced by another agreement/award). Salaried staff are employed under individual contracts of employment, which are underpinned by an award of the Australian Industrial Relations Commission and, in some cases, by certified agreements (which comprise about 23 of the total number of 61 mentioned above). Over the past four fiscal years, industrial disputation has been minimal and Readymix believes that it has good relationships with its employees.

In Australia, Rinker group entities participate in superannuation (pension) plans that will continue to provide ongoing benefits for employees. Harwood Superannuation Fund (formerly the CSR Australian Superannuation Fund) provides ongoing benefits for the employees of the Rinker Group entities in Australia (including expatriates in China), with Rinker assuming responsibility to fund defined benefits and accumulation benefits for Rinker group employees. Readymix is also a participating employer in the Monier PGH Superannuation Fund, which provides superannuation benefits for some employees.

Rinker group entities have comprehensive safety and health management systems. These systems are designed to improve overall safety performance in all operations. Rinker continues to focus on safety, health and environment management training for business managers and other frontline people, improving root cause analysis, advancing risk assessment processes, addressing potential occupational health hazards and integrating new acquisitions into the Rinker group management system approach. In addition, the current safety, health and environment audit program is being revised and strengthened although many of Readymix sites continue to be audited externally to be in compliance with self-insurance requirements.

E.    Share Ownership

No director or senior manager has beneficial ownership of one percent or more of the voting securities. Note 33 to the financial statements included elsewhere in this annual report shows actual shareholdings of directors, each of whom is required by Rinker’s constitution to own a minimum of 2,000 shares in his or her name. As at March 31, 2006 the holdings of directors and senior management of Rinker, as a group, of Rinker’s voting securities were as follows:

		Number	Percent
Title of Class	Identity of Person or Group	Owned	of Class

Ordinary shares	Directors and senior executives	4,692,965	0.52%

No options to acquire Rinker shares are held by any directors, members of senior management or other employees as at May 11, 2006.

Item 7            Major Shareholders and Related Party Transactions

A.    Major Shareholders

Rinker is not directly or indirectly controlled by another corporation or by any foreign government and does not know of any arrangement the operation of which may at a subsequent date result in a change of control of Rinker.

As at May 11, 2006 there were four registered holders known to Rinker of more than 5 percent of Rinker’s outstanding voting securities. Westpac Custodian Nominees Limited held 173.5 million ordinary shares or 19.1 percent of Rinker’s issued capital. J P Morgan Nominees Australia Limited held 121.9 million ordinary shares or 13.4 percent of Rinker’s issued capital. National Nominees Limited held 107.0 million ordinary shares or 11.8 percent of Rinker’s issued capital. ANZ Nominees Limited held 47.9 million ordinary shares, or 5.3 percent of Rinker’s issued capital. The shares are held as nominee for numerous beneficiaries, most of whom are believed to be pension funds but whose identity is not known to Rinker.

In addition, as at May 11, 2006, three beneficial owners of more than 5 percent of Rinker’s outstanding voting shares were known to Rinker. These were Perpetual Trustees Australia Limited, holding 76.3 million ordinary shares or 8.4 percent of Rinker’s issued capital, Barclays Global Investors Australia Limited, holding 47.8 million ordinary shares or 5.3 percent of Rinker’s issued capital, and Capital Group Companies, Inc., holding 47.1 million ordinary shares or 5.2 percent of Rinker’s issued capital. None of these holders of larger blocks of shares have voting rights that are different from the rights of other shareholders.

As at May 11, 2006, 480,425 (0.1% of the total ordinary shares outstanding) fully paid ordinary shares are held by 841 shareholders who, on record, are resident in the United States.

Based on inquiries made of registered holders, Rinker estimates that as at April 30, 2006 approximately 208 million fully paid ordinary shares representing approximately 23% of total ordinary shares outstanding were beneficially owned by residents in the United States.

B.    Related Party Transactions

Relationship of directors

As at March 31, 2006, there were no interest free loans to the directors of Rinker and its subsidiary entities other than one interest free loan to a director of a subsidiary as noted at page 96. During fiscal year 2006, no directors of Rinker or any of its subsidiaries and their director-related entities have received or are entitled to receive any additional benefit, other than a benefit shown in “Item 6.B. - Compensation details of executive directors and senior management” or the accompanying financial statements (specifically, Note 26 “Key Management Personnel Compensation”, Note 12”Receivables” and Note 33 “Related party information”) by reason of a contract made by Rinker or a related party with the directors, or with a firm or company in which they have a substantial financial interest or over which they have a significant influence.

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

•      Rinker Materials holds one and is the beneficiary of one other of 12 federal quarrying permits granted for the Lake Belt area in South Florida. The permit held by Rinker Materials covers Rinker Materials’ SCL and FEC quarries. Rinker Materials’ Krome quarry is operated under one of the other permits. The FEC quarry is the largest of Rinker Materials’ quarries measured by volume of aggregates mined and sold. The Rinker Materials’ Miami cement mill is located at the SCL quarry and is supplied by that quarry. See “Item 3.D. Risk Factors – Operation and supply failures or shortages could have an impact on the Rinker group’s future revenues and profits” and “Item 3.D. Risk Factors – Rinker group’s operations depend on securing and permitting aggregate reserves that can be supplied economically to growing markets”. A ruling was made on March 22, 2006 by a single judge of the U.S. District Court for the Southern District of Florida in connection with litigation brought by environmental groups concerning the manner in which all 12 permits were granted. Although not named as a defendant, Rinker Materials has intervened in the proceedings to protect its interests. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits. The judge has returned the permits to the relevant governmental agencies for further review of the issues raised and has set further proceedings to determine the activities to be allowed during the period of further review, which review the governmental agencies have indicated in recent court filings should take approximately 18 months. Rinker expects quarrying operations to be unaffected pending the outcome of a court hearing scheduled to commence on June 13, 2006. While Rinker believes Rinker Materials permits were validly issued, it is not possible to determine the likely outcome of these further proceedings or what impact that will have on Rinker Materials’ operations. If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries were ultimately set aside or quarrying operations under them restricted, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect Rinker Materials’ ability to make, sell and deliver products, which could cause revenues to decline or costs to increase and result in lower profits. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt could also have a material adverse effect on Rinker Materials.

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

•      Rinker Materials is aware that it has been named as one of numerous defendants in 62 lawsuits filed in Broward County, Florida however, no complaint has been served on Rinker Materials. The plaintiffs in these lawsuits allege personal injury relating to exposure to silica and assert that Rinker Materials and various other companies (including other mining companies) are liable for negligence under a number of theories. At this time Rinker has inadequate information from which to estimate a potential range of liability, if any.

Although Rinker Materials is currently named as a defendant in a number of asbestos claims in the United States (approximately 359 as at May 10, 2006) relating to the alleged sale of raw asbestos by CSR, and has been named in other such claims in the past, to date it has never been held liable in response to any such claims and all resolved claims have been dismissed for no payment by Rinker Materials, usually with express agreement from claimant’s attorneys that Rinker Materials was not a proper party (CSR ceased such sales in 1966 and Rinker Materials was not formed until 1981). Rinker has no reason to believe that these circumstances will change and does not believe such claims present a material risk of material liability. Furthermore, CSR has agreed to indemnify Rinker group companies in the event of any asbestos-related liabilities being imposed on them in respect of CSR’s alleged torts. Accordingly, Rinker does not believe asbestos litigation against CSR will have a material impact on the business, financial position or financial performance of the Rinker group.

Dividend Policy

The directors adopted a dividend policy for Rinker of distributing around 35% of available net profit after finance and income tax in the form of dividends, with an interim dividend payable in December of each year and a final dividend in July. Rinker has declared the following dividends:

	2006	2005
Dividends Declared
In respect of fiscal years ending March 31

Amount per share
Interim dividend (A$ cents per share) (1)	14.0	7.0
Final dividend (A$ cents per share) (2)	24.0	14.0
Total	38.0	21.0

Franking
Interim dividend (1)	60%	100%
Final dividend (2)	60%	60%

Payout Ratio (3)	35%	34%

Notes:

(1)   Interim dividends are paid in December of the current fiscal year.

(2)   Final dividends are paid in July of the following fiscal year.

(3)   Defined as dividends declared in respect of a given fiscal year divided by net profit attributable to Rinker shareholders for that corresponding fiscal year.

Rinker declared a final dividend in respect of the year ended March 31, 2006 of Australian dollar 24 cents (A$0.24) per share, 60% franked, totaling approximately A$218 million, payable on July 4, 2006. The unfranked portion of this divided will be paid from Rinker’s conduit foreign income amount (previously the foreign dividend account).

The total dividend for the year ended March 31, 2006 at A$0.38 represents a payout ratio of 35 % of net profit adjusted to exclude non-recurring gains on divestments of US$36 million described in Note 4 to the financial statements that are included elsewhere in this annual report.

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

Holders of Rinker ADRs, which each represent five Rinker ordinary shares, are each entitled to a final US$ dividend equivalent of A$1.20 per share, or five times the final dividend per ordinary share.

Refer to Note 39 to the financial statements included elsewhere in this annual report for information regarding a special dividend declared subsequent to March 31, 2006.

B.    Significant Changes

Except as otherwise disclosed in Note 39 to the audited financial statements, no significant change has occurred to the Rinker group entities, since the date of the financial statements.

Item 9            The Offer and Listing

A.    Listing Details

Not applicable

Nature of Trading Market

The principal trading market for Rinker’s fully paid ordinary shares is conducted by the ASX. Rinker ordinary shares were listed on the ASX (ticker symbol ‘RIN’) for the first time on March 31, 2003 (on a deferred settlement basis).

In the United States, JP Morgan Chase Bank, N.A. as Depositary (the “Depositary”), issues ADRs evidencing ADSs. Effective April 27, 2005, each ADS represents 5 ordinary shares. The ADRs commenced trading on the NYSE on October 28, 2003.

The following table sets forth, for the months indicated, the high and low sales prices in A$ per ordinary share as reported by the ASX and the high and low sales prices in US$ per ADS as reported by the NYSE.

	Month	Per Ordinary Share (A$)		Per ADS (1) (US$)
		High	Low	High	Low
2004	April to June	8.09	6.62	28.05	23.75
	July to September	8.80	7.74	31.32	28.02
	October to December	10.75	8.48	41.59	31.10
2005	January to March	11.92	10.25	47.00	39.50
	April	11.65	10.61	44.97	41.08
	May	12.73	10.81	47.64	42.68
	June	14.15	12.34	54.80	47.15
	July	15.30	13.32	58.11	49.71
	August	15.13	14.13	58.05	52.84
	September	16.78	14.30	65.00	57.37
	October	16.89	15.74	61.78	58.35
	November	15.99	14.71	58.55	55.10
	December	16.89	15.74	61.78	58.35
2006	January	17.18	15.60	64.97	59.03
	February	18.08	16.60	66.63	61.75
	March	20.00	17.34	70.71	63.68
	April	22.22	19.60	83.30	71.00
	May (through May 11)	21.54	20.16	83.46	77.74

(1)   Effective April 27, 2005, ordinary shares represented by each ADR changed to 5 from 10. The table above as been adjusted to reflect the new ratio.

At May 11, 2006, 910,116,219 ordinary shares were outstanding and were held by 95,704 holders of record. As at May 11, 2006, 4,495,961 ADRs representing 22,479,805 ordinary shares, or 2.5 percent of the ordinary shares outstanding on such date, were held by an estimated 5,100 beneficial holders in the United States based on inquiries made of registered holders.

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

During the year ended March 31, 2005, Rinker repurchased and immediately cancelled 4.0 million ordinary shares as part of the on-market buyback. In August and September 2004, 0.2 million ordinary shares were issued under the Employee Universal Share Plan (USP).

During the year ended March 31, 2006, Rinker repurchased and immediately cancelled 31.1 million ordinary shares as part of the on-market buyback.

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

(f)        A director must hold 2,000 fully paid shares in Rinker in his or her own name as a qualification for office (clause 64).

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

C.    Material Contracts

Demerger Deed

On March 27, 2003, Rinker and CSR entered into a Demerger Deed to facilitate the orderly separation of the Rinker group companies from CSR. The arrangements were intended to assist Rinker to function as an independent company after the demerger. The key terms of the deed of continued relevance to Rinker are summarized below.

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

Rinker has agreed to indemnify CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of the demerger booklet, Rinker’s listing memorandum to the ASX or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by any member of the Rinker group after the demerger (or businesses that would have been conducted by any member of the Rinker group after the demerger except that those businesses have been closed before the demerger.)

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

Broadly, the new dividend imputation system simplifies the old dividend system and it is intended to produce the same tax outcomes as the old system. The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under this system, companies are required to identify dividends paid as either franked or unfranked dividends. Franked dividends are those paid out of profits that have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. The Australian corporate tax rate is 30%. Franked dividends paid to non-residents are exempt from withholding tax. Unfranked dividends paid from a Conduit Foreign Income (CFI) amount are also exempt from Australian withholding tax. CFI amounts comprise certain non-assessable dividends received by an Australian parent company from foreign subsidiaries and associates and certain foreign sourced income. However, unfranked (or partly franked) dividends that are not paid out of a CFI amount are subject to withholding tax, generally at 15% on the unfranked amount. Notices are provided to shareholders that specify the amount (if any) of dividend withholding tax deducted.

All ordinary shareholders will be advised as to the extent to which each future dividend will be franked as dividends are declared.

The current Australian tax rules require taxpayers to hold shares “at risk” for certain periods before obtaining the benefit of the dividend imputation system. The minimum period for holding ordinary shares “at risk” is currently 45 days. Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia. There is an exemption from these rules for defined “small” transactions.

The tax rules classify interests that satisfy a financial arrangements test as either debt or equity. An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable. Ordinary shares are likely to be classified as equity on the basis that the return is contingent on Rinker’s performance or at the discretion of Rinker. Ordinary shareholders will be advised, by public announcement to the market at the time each future dividend is determined, of the extent to which each such dividend is franked and if unfranked, whether any amount will be paid out of the CFI amount.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in ordinary shares or ADSs. The capital gain of a noncorporate US holder that is recognised before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

F.     Dividends and Paying Agents

Not Applicable.

G.    Statement by Experts

Not Applicable.

H.    Documents on Display

It is possible to read and copy documents referred to in the annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington DC 20549 and over the internet at the SEC’s website at www.sec.gov. Please telephone the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Copies of these documents may also be obtained from Rinker on request.

I.      Subsidiary Information

All controlled entities are 100% owned, unless otherwise indicated. Rinker’s significant subsidiaries are described in Note 37 to the financial statements.

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

The Rinker group has in place principles and policies approved by Rinker’s Board of Directors designed to manage financial risks associated with exposures to interest rates and foreign currencies. These risks are managed through a variety of means including natural hedges, forward contracts, swaps, caps, collars and other options. Rinker’s policies prohibit speculative transactions, restrict hedging transactions to preset limits, require senior management approval of hedging instruments and set out requirements for accounting for hedges. In addition, the policies limit who may authorize transactions and segregate relevant functions among different individuals.

Rinker group has established a Finance Committee – consisting of the Chief Financial Officer; Vice President Strategy & Development; Vice President – Finance – Quarries & Cement, Group Manager – Treasury which is responsible for managing exposures in accordance with the policies.

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

As at March 31, 2006 approximately 98 percent of the Rinker group’s gross debt is US dollar denominated. For the year ended March 31, 2006, the proportion of the Rinker group’s gross interest rate exposure that was subject to fixed interest rates averaged 97 percent. It is estimated that a hypothetical 100 basis point movement in interest rates would have an US$0.2 million impact on the Rinker group’s net profit, based on average debt levels.

Specific information concerning interest rate exposure and financial instruments used to limit that exposure is disclosed in Note 21 and 28 of the financial statements.

Foreign Exchange Sensitivity and Risk Management

As Readymix records its transactions in its own financial statements in Australian dollars and these results are translated into US dollars for the purposes of consolidation into the financial statements of the Rinker group for US dollar reporting purposes, the Rinker group is susceptible to changes in the exchange rate between the US dollar and the Australian dollar.

Active financial management through hedging transactions of either profit or net asset translation exposures is not permitted as a matter of Rinker policy. Management believes that the Rinker group’s investment in its international entities, mainly in the United States, provides it with a natural hedge against exchange rate fluctuations with respect to US dollar-denominated obligations. On the exposed portion, a hypothetical one cent movement from the US$/A$ exchange rate used in the accompanying financial statements (US$0.72 per A$1.00, which approximates the exchange rate at March 31, 2006) would result in an approximate US$1.9 million change in the Rinker group’s reported US$ net profit. Larger movements are an extrapolation of this amount.

Specific information concerning the currency exposure and financial instruments used to limit that exposure is reviewed in Note 28 of the financial statements included elsewhere in this annual report.

Item 12          Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

PART III

Item 15          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Rinker maintains a system of controls and procedures designed to ensure that information required to be disclosed in reports Rinker files with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer, with the participation of management officials, evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of March 31, 2006. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) in Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our internal control over financial reporting was conducted using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”) and also the standards of the Public Company Accounting Oversight Board.

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

Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of March 31, 2006.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2006 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which is shown at page F-2 and is included elsewhere in this annual report on Form 20-F.

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

A copy of the Code of Business Ethics is included as Exhibit 11.1 filed as part of Rinker’s annual report on Form 20-F for fiscal year 2004 and is available at www.rinker.com in the Corporate Governance section.

C.    Principal Accountant Fees and Services

During the fiscal years 2006 and 2005, Deloitte Touche Tohmatsu has acted as the Rinker group’s independent registered public accounting firm.

Deloitte Touche Tohmatsu’s fees have been as follows:

Thousands of dollars	US$	US$
Year ended March 31	2006	2005
Auditors’ remuneration

Audit fees (1)
In Australia	788	697
Outside of Australia	1,313	1,245
	2,101	1,942

Audit-related fees (2)
In Australia	—	4
Outside of Australia	55	72
	55	76

Tax fees (3)
In Australia	—	—
Outside of Australia	—	122
	—	122

Other fees (4)
In Australia	184	—
Outside of Australia	79	—
	263	—

Total auditors’ remuneration	2,419	2,140

(1) Fees related to the audit of the financial report of the Parent entity (including consolidated entity) and controlled entities, statutory and other audits of subsidiary companies where required, the half year review and the attestation of internal control over financial reporting as required by Sarbanes-Oxley Section 404.

(2) Fees for the audit of superannuation funds and the audit of bonus payments.

(3) Taxation fees include fees for regular tax compliance services.

(4) Other fees relate to acquisition due diligence work and scrutineering.

Pre approval for non-audit services

Prior to the engagement of Deloitte Touche Tohmatsu each year, the engagement is approved by the Board Audit Committee. The Board Audit Committee has established a policy by which either the committee or a delegate body approves in advance all services, including non-audit services, to be performed by the independent registered public accounting firm. The approval process requires full disclosure of the objectives and scope of services to be performed, including the fee structure. The committee reviews all approved services and fees at subsequent meetings. During fiscal year 2006, all services provided by Deloitte Touche Tohmatsu were approved by the committee.

D.    Exemptions from the Listing Standards for Audit Committee

Not applicable.

E.     Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period (identify beginning and ending dates)	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2005	2,386,000	A$	11.18	2,386,000	88,113,421
May 1 to May 31, 2005	2,526,346	A$	11.40	2,526,346	93,000,000
June 1 to June 30, 2005	1,295,757	A$	13.26	1,295,757	91,704,243
July 1 to July 31, 2005	2,659,188	A$	14.00	2,659,188	89,045,055
August 1 to August 31, 2005	5,561,068	A$	14.76	5,561,068	83,483,987
September 1 to September 30, 2005	3,390,909	A$	14.86	3,390,909	80,093,078
October 1 to October 31, 2005	4,187,428	A$	14.78	4,187,428	75,905,650
November 1 to November 30, 2005	4,223,317	A$	15.58	4,223,317	71,682,333
December 1 to December 31, 2005	2,986,340	A$	16.02	2,986,340	68,695,993
January 1 to January 31, 2006	1,179,958	A$	16.24	1,179,958	67,516,035
February 1 to February 28, 2006	573,729	A$	17.14	573,729	66,942,306
March 1 to March 31, 2006	146,109	A$	17.63	146,109	66,796,197
Total	31,116,149	A$	14.44	31,116,149

On February 20, 2004, Rinker announced the commencement of a 12 month on-market share buyback of up to 10% of its ordinary shares outstanding at that date. On May 12, 2005, Rinker announced the commencement of a 12 month on-market share buyback of up to 10% of its ordinary shares outstanding at that date. A total of 31,116,149 shares were repurchased under the on-market buybacks during the year to March 31, 2006, of which 26,203,823 related to the buyback announced May 12, 2005 and the remainder related to the previous buyback program which ended May 26, 2005. The May 12, 2005 buyback expires on May 26, 2006. Shares repurchased were cancelled immediately on receipt. During the year ended March 31, 2005, 4,000,028 shares were repurchased under the previous buyback program.

PART IV

Item 17                  Financial Statements

Refer to Item 18.

Item 18                  Financial Statements

Consolidated Financial Statements of Rinker Group Limited and its controlled entities as of March 31, 2006 and 2005 and for each of the two years in the period ended March 31, 2006

The attached financial statements on pages F-1 to F-63, with a full index on page F-1, together with the Report of Independent Registered Public Accounting Firm thereon, are filed as part of this annual report.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Income Statement	F-4
Consolidated Balance Sheet	F-5
Consolidated Cash Flow Statement	F-6
Consolidated Statement of Recognized Income and Expense	F-7
Significant Accounting Policies	F-8
Notes to Consolidated Financial Statements	F-13

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

2.3.1        Second Supplemental Indenture, dated as of March 19, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee. *

Copies of any instrument relating to long-term debt of Rinker Group Limited which does not exceed 10% of the total consolidated assets of Rinker Group Limited will be furnished to the SEC upon request.

Exhibit 4 – Material Contracts

4.1       Demerger Deed, dated March 27, 2003. *

4.2       Other material contracts

4.2.1        Employment Contracts

4.2.1.1         Employment agreement dated April 1, 2003 between David Clarke and Rinker Materials Corporation. *

4.2.1.2         Employment agreement dated August 1, 2001 between Karl Watson, Sr. and Rinker Materials Corporation. *

4.2.1.3         Employment agreement dated April 1, 2003 between Tom Burmeister and Rinker Materials Corporation. *

4.2.1.4         [Intentionally left blank]

4.2.1.5         Employment agreement dated August 1, 2001 between Sharon DeHayes and Rinker Materials Corporation. *  Further agreement dated April 19, 2004. **

4.2.1.6         Employment agreement dated April 1, 2003 between David Berger and Rinker Materials Corporation. *

4.2.1.7         Employment agreement dated August 1, 2001 between Karl Watson, Jr., and Rinker Materials Corporation. *  Further agreement dated June 1, 2004. **

4.2.1.8         Employment agreement dated April 1, 2003 between Duncan Gage and Rinker Materials Corporation. **

4.2.1.9         Employment agreement dated April 1, 2003 between Ira Fialkow and Rinker Materials Corporation. **

4.2.1.10       Synopsis of terms of employment of Peter Abraham. **

4.2.1.11       Synopsis of terms of employment of Debra Stirling. **

4.2.1.12       Rinker Group Limited Performance Share Plan Rules***

4.2.1.13       Rinker Group Limited Performance Share Plan Rules (effective April 1, 2006)

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

**     Incorporated by reference to the corresponding exhibit to Rinker’s annual report on Form 20-F for its year ended March 31, 2004, filed June 18, 2004.

***   Incorporated by reference to the corresponding exhibit to Rinker’s annual report on Form 20-F for its year ended March 31, 2005, filed May 23, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

RINKER GROUP LIMITED
(Registrant)

	By:	/s/ D. Clarke
David Clarke
Dated: May 22, 2006		Managing Director

Financial Report

for the year ended 31 March 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rinker Group Limited:

We have audited the accompanying consolidated balance sheets of Rinker Group Limited (a company incorporated in New South Wales, Australia) and its controlled entities (the ‘Company’) as at March 31, 2006 and 2005, and the related consolidated statements of income, cash flows, and recognised income and expense for each of the two years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2006, in conformity with the Australian Equivalents to International Financial Reporting Standards.

The Australian Equivalents to International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 22, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Chartered Accountants
Sydney, Australia
May 11, 2006 (except for Note 40, as to which the date is May 22, 2006)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rinker Group Limited:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Rinker Group Limited (a company incorporated in New South Wales, Australia) and its controlled entities (the ‘Company’) maintained effective internal control over financial reporting as of March 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended March 31, 2006 and our report dated May 11, 2006, except for Note 40, as to which the date is May 22, 2006, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding differences between the Australian Equivalents to International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Chartered Accountants
Sydney, Australia
May 22, 2006

RINKER GROUP LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT

		US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	NOTE	2006	2005

Trading revenue		5,108.4	4,309.7
Cost of sales		(2,666.3)	(2,399.2)
Warehouse and distribution costs		(1,015.2)	(824.6)
Selling, general and administrative costs		(373.8)	(343.1)
Share of profits from investments accounted for using the equity method		32.6	35.1
Other income	3	68.4	21.1
Other expenses	3	(8.5)	(23.9)
Profit before finance and income tax expense		1,145.6	775.1
Interest income	6	21.7	22.2
Finance costs	6	(41.8)	(54.2)
Profit before income tax expense		1,125.5	743.1
Income tax expense	10	(381.9)	(244.9)
Net profit		743.6	498.2

Net profit attributable to minority interests		3.4	5.0
Net profit attributable to members of Rinker Group Limited		740.2	493.2

		(dollars per share)
Earnings per share based on net profit attributable to members of Rinker Group Limited
Basic	8	0.80	0.52
Diluted	8	0.80	0.52

Weighted average number of shares outstanding
Basic	8	919.8	941.2
Diluted	8	922.6	942.2

Exchange rate (A$=US$)		0.7471	0.7357

Notes to the consolidated financial statements are annexed.

CONSOLIDATED BALANCE SHEET

		US$ MILLION	US$ MILLION
AS AT 31 MARCH	NOTE	2006	2005

CURRENT ASSETS
Cash and cash equivalents	11	289.1	588.2
Receivables	12	672.3	590.3
Inventories	13	330.9	300.9
Other current assets	19	20.7	25.7
Current assets		1,313.0	1,505.1

NON-CURRENT ASSETS
Receivables	12	45.2	58.0
Inventories	13	8.6	10.0
Investments accounted for using the equity method	35	132.9	159.6
Other financial assets	14	32.6	22.5
Property, plant and equipment	15	1,963.4	1,811.0
Intangibles, including goodwill	17	901.7	816.1
Other non-current assets	19	59.8	36.8
Non-current assets		3,144.2	2,914.0
Total assets		4,457.2	4,419.1

CURRENT LIABILITIES
Payables	20	542.2	494.3
Borrowings	21	5.4	257.1
Income tax liabilities		62.4	26.6
Provisions	22	76.2	72.6
Current liabilities		686.2	850.6

NON-CURRENT LIABILITIES
Payables	20	94.1	46.7
Borrowings	21	645.2	610.9
Net deferred income tax liabilities	10	205.8	230.0
Provisions	22	138.6	129.8
Non-current liabilities		1,083.7	1,017.4
Total liabilities		1,769.9	1,868.0
Net assets		2,687.3	2,551.1

EQUITY
Contributed equity	23	1,138.7	1,475.9
Shares held in trust	24	(44.2)	(21.1)
Reserves	24	182.4	230.9
Retained profits	24	1,401.3	858.1
Equity attributable to members of Rinker Group Limited		2,678.2	2,543.8
Minority interests	25	9.1	7.3
Total Equity		2,687.3	2,551.1

Exchange rate (A$=US$)		0.7155	0.7713

Notes to the consolidated financial statements are annexed.

CONSOLIDATED CASH FLOW STATEMENT

		US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	NOTE	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		5,320.3	4,489.2
Payments to suppliers and employees		(4,070.0)	(3,615.8)
Dividends and distributions received		30.5	15.7
Interest received		22.4	20.8
Income taxes paid		(360.8)	(231.1)
Net cash from operating activities		942.4	678.8

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other non-current assets		(383.7)	(281.1)
Proceeds from sale of property, plant and equipment and other non-current assets		63.4	13.2
Purchase of controlled entities and businesses net of cash acquired	36	(160.8)	(33.2)
Proceeds from sale of interests in controlled entities and businesses	36	53.7	104.8
Loans and receivables advanced		(19.9)	(22.1)
Loans and receivables repaid		37.0	40.8
Net cash (used in) investing activities		(410.3)	(177.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		1,222.7	1,418.3
Repayments of borrowings		(1,438.7)	(1,478.8)
Dividends paid		(193.5)	(104.1)
Minority interest distributions, net of cash contributions		(1.7)	(2.6)
Payments for Rinker Group Limited share buyback		(337.2)	(21.9)
Proceeds from issue of shares		—	0.7
Interest and other finance costs paid		(43.2)	(49.2)
Payments for shares held in trust		(22.7)	(19.4)
Net cash (used in) financing activities		(814.3)	(257.0)

NET (DECREASE) INCREASE IN CASH HELD		(282.2)	244.2
Cash and cash equivalents at the beginning of the financial year		588.2	328.5
Effect of exchange rate changes		(16.9)	15.5
Cash and cash equivalents at the end of the financial year		289.1	588.2

Reconciliation of net profit to net cash from operating activities
Net profit		743.6	498.2
Depreciation, depletion and amortisation	7	208.9	195.0
Transfer to provisions		1.9	18.6
Interest expense	6	36.5	46.0
(Profit) loss on asset sales		(58.9)	3.2
(Increase) in trade receivables		(86.5)	(71.2)
(Increase) in current inventories		(34.2)	(58.5)
Decrease in other assets		2.1	6.8
Increase in trade payables and other creditors and accruals		95.9	33.0
Net change in tax balances		21.1	15.3
Other		12.0	(7.6)
Net cash from operating activities		942.4	678.8

Exchange rate (A$=US$)		0.7471	0.7357

Notes to the consolidated financial statements are annexed.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	2006	2005

Translation of foreign operations:
Exchange differences taken to equity	(60.6)	28.7
Cash flow hedges:
Gain taken to equity	1.4	—
Actuarial (loss) gain on defined benefit plans	(4.3)	(4.0)
Income tax on items taken directly to or transferred from equity	4.1	3.0
Net (expense) income recognised directly in equity	(59.4)	27.7

Transfers:
Foreign currency translation reserve of controlled entity transferred to (profit) on sale	(2.3)	—
Net profit for the period	743.6	498.2
Total recognised income and expense for the period	681.9	525.9

Attributable to:
Equity attributable to members of Rinker Group Limited	678.5	520.9
Minority interests	3.4	5.0
	681.9	525.9

Exchange rate (A$=US$)	0.7471	0.7357

Notes to the financial statements are annexed.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

This Full Year Report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Equivalents to International Financial Reporting Standards (A-IFRS), Urgent Issues Group Interpretations and complies with other requirements of the law and the Listing Rules of the Australian Stock Exchange Limited.

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 April 2005 to comply with Australian Equivalents to International Financial Reporting Standards (‘A-IFRS’). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”, with 1 April 2004 as the date of transition. The superseded policies were in accordance with Australian Generally Accepted Accounting Principles (‘AGAAP’). An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s balance sheet, income statement and cash flows is discussed in Note 1.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 April 2004 (as disclosed in Note 1), the consolidated entity’s date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments including derivatives, as permitted under the first time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the 2005 full financial report. The impact of changes in these accounting policies on 1 April 2005, the date of transition for financial instruments, is discussed further under comparative information below.

Compliance with Australian Equivalents to International Financial Reporting Standards ensures compliance with International Financial Reporting Standards.

FUNCTIONAL AND PRESENTATION CURRENCY

Results of Rinker Materials and results of Rinker Australia Pty Limited’s (Readymix) operations are recorded in their local currencies, which are deemed to be their functional currency. Rinker Materials’ US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of the overall Rinker group result.

Readymix’s Australian dollar results are translated to US dollar presentation currency using the principles set out in AASB 121 “The Effects of Changes in Foreign Exchange Rates”. Assets and liabilities are translated at the closing rate and income/expense items are translated using an average rate (the closing rate for the month the transactions occurred). All foreign currency translation adjustments are taken directly to the foreign currency translation reserve. The financial statements of the parent entity (Rinker Group Limited) have been translated into United States dollars using the methodology described above. This is consistent with both Australian Accounting Standard AASB 121 “The Effects of Changes in Foreign Exchange Rates” and the United States Securities and Exchange Commission Rule 3-20(d) of Regulation S-X. The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

FOREIGN CURRENCY TRANSACTIONS

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise except if designated as hedges.

ROUNDING

Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘US$ million’. Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

PRINCIPLES OF CONSOLIDATION

The financial report is prepared for the consolidated entity, being Rinker Group Limited (parent entity) and the entities it controls (“the group”). In these financial statements:

• results of each subsidiary are included from the date Rinker Group Limited obtains control and until such time as it ceases to control the entity; and

• all intercompany balances and transactions are eliminated.

Controlled entities are under no obligation to accept responsibility for liabilities of other common subsidiaries except where such an obligation has been specifically undertaken.

SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

In particular, trading revenue is measured at the fair value of the consideration received, and is recognised when each of the following conditions are met:

(i)    Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii)   Title in the product has transferred to the buyer.

(iii)  The seller’s price to the buyer is fixed or determinable.

(iv)  Collectibility is reasonably assured.

Dividend revenue is recognised on a receivable basis. Interest income is recognised using the effective interest rate method.

Gain or loss on the disposal of an item of property, plant and equipment is recognised on a net basis as other income or other expense.

SIGNIFICANT ITEMS

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately.

CASH AND CASH EQUIVALENTS

Cash is defined as cash at banks and on hand and cash equivalents with maturities of 90 days or less. Cash equivalents include highly liquid investments which are readily convertible to cash.

RECEIVABLES

Trade receivables and other receivables are recorded at amortised cost less impairment, if any. The collectability of receivables is assessed at balance sheet date and specific allowance is made for any doubtful accounts.

INVENTORIES

Inventories including work in progress are valued at the lower of cost or net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories. The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

ASSETS HELD FOR SALE

Assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the asset (or disposal group) is available for immediate sale in its present condition, and the sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

ASSOCIATES AND PARTNERSHIPS

Investments in associates and partnerships have been accounted for under the equity method in the financial statements as the Rinker group has significant influence over the investees.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Costs include expenditure that is directly attributable to the acquisition of an item. In the event that settlement of all or part of the purchase price is deferred, cost is determined by discounting amounts payable in the future to their present value at date of acquisition. Depreciation is calculated on a straight-line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable (proven and probable) reserves. The estimated useful lives over which assets are depreciated is: Buildings - up to 40 years, Plant and equipment - up to 30 years; Quarry and other raw material reserves - up to 40 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

CAPITALISATION OF INTEREST

Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning. Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project.

INTANGIBLES

Goodwill arising from the purchase of subsidiaries or businesses is recognised as an asset and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Trademarks acquired are valued at the lower of cost or recoverable amount and not amortised but tested at least annually for impairment.

SOFTWARE AND SYSTEM DEVELOPMENT

The cost of purchasing new software is capitalised. Development expenditures for internally generated software is capitalised when the project is technologically feasible, completion for the intended use is probable, and future recoverability of the economic benefits is reasonably assured.

Capitalised internal-use software costs include only:

i)    External direct costs of materials and services consumed in developing or obtaining the software,

ii)   Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and

iii)  Interest costs incurred on qualifying assets, when material, while developing the software.

Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Depreciation is calculated on a straight-line basis over the estimated useful life (3-7 years).

SIGNIFICANT ACCOUNTING POLICIES (continued)

RESEARCH

All expenditures on research activities are expensed in the year incurred.

QUARRY DEVELOPMENT

Quarry development costs are expensed when incurred unless the following can be demonstrated:

• the technical feasibility of completing the quarry so that it will be available for use or sale;

• the intention to complete the quarry development and use or sell it;

• how the quarry development costs will generate probable future economic benefits;

• the availability of adequate technical, financial and other resources to complete the development and to use or sell the quarry; and

• the ability to reliably measure the expenditure attributable to the quarry development costs.

Quarry development costs are stated at cost less accumulated amortisation and impairment and are amortised on a production basis over their useful lives.

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

IMPAIRMENT OF ASSETS

Assets are reviewed annually to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated pre-tax future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit and loss immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised in profit and loss immediately.

Goodwill, intangible assets with indefinite useful lives, and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

LEASED ASSETS

Leased assets under contracts classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. Finance leased assets are amortised on a straight-line basis over the estimated useful life of the asset. Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a straight-line basis except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

ACCOUNTS PAYABLE

Trade creditors and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

BORROWINGS

Bank loans and other loans are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, bank loans and other loans are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method. Interest expense is recognised using the effective interest rate method.

TAX EFFECT ACCOUNTING

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused losses can be utilised.

SIGNIFICANT ACCOUNTING POLICIES (continued)

TAX EFFECT ACCOUNTING (continued)

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Current and deferred tax is recognised as an expense or income in the income statement. When deferred tax items are credited or debited directly to equity, the deferred tax is also recognised directly in equity. When deferred tax arises from the initial accounting for a business combination, it is taken into account in the determination of goodwill.

No provision for withholding tax has been made on undistributed earnings of overseas subsidiaries where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas subsidiary is domiciled and the tax laws of Australia.

TAX CONSOLIDATION

The parent entity and its Australian wholly-owned entities are part of a tax-consolidated group under Australian taxation law. The head entity within the tax consolidation group for the purposes of the tax consolidation system is Rinker Group Limited.

EMPLOYEE ENTITLEMENTS

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and other employee benefits when it is probable that settlement will be required and they are capable of being reliably measured. Provisions made in respect of wages and salaries, annual leave, long service leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of wages and salaries, annual leave and long service leave and other employee benefits, which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made in respect of services provided by employees up to reporting date.

DEFINED BENEFIT SUPERANNUATION PLANS

The Rinker group participates in several superannuation funds which provide benefits upon the disability, retirement, resignation, or death of employees. The cost of providing benefits is recorded in the income statement. The cost of providing benefits recorded in the income statement is based on the actuarial estimate of the annual cost of funding members’ benefits using the Projected Unit Credit Method. Actuarial valuations are carried out at each reporting date. Differences between actuarial estimates and actual results are recorded directly in equity and presented in the Statement of Recognised Income and Expense. These differences, also known as actuarial gains and losses, arise from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense.

The liability or asset recognised in the balance sheet generally represents the net of the present value of the defined benefit obligation and the fair value of the plan assets.

The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 “Employee Benefits” and AASB 2004-3 “Amendments to Australian Accounting Standards”, effective 1 April 2004, although the Standard is not required to be applied until the annual reporting period beginning on 1 April 2006.

DEFINED CONTRIBUTION SUPERANNUATION PLANS

Contributions to defined contribution superannuation plans or US 401K plans are expensed when incurred.

RESTORATION AND ENVIRONMENTAL REHABILITATION

Provision is made to recognise the fair value of the liability for restoration and environmental rehabilitation of areas from which natural resources are extracted. The associated asset retirement costs are capitalised as part of the carrying amount of the related long-lived asset and amortised over the life of the related asset using the unit-of-production method. At the end of each year, the liability is increased to reflect the passage of time (accretion expense) and adjusted (increase or decrease) to reflect changes in the estimated future cash flows underlying the initial fair value measurement. If the obligation is settled for other than the carrying amount of the liability, the Rinker group will recognise a gain or loss on settlement.

RESTRUCTURING PROVISIONS

Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

• starting to implement the plan; or

• announcing its main features to those affected by it.

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

SIGNIFICANT ACCOUNTING POLICIES (continued)

OTHER PROVISIONS

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. A provision is recognised for dividends when they have been declared.

SHARE-BASED PAYMENTS

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a Monte Carlo simulation (binomial pricing model). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of shares that will eventually vest.

When the expense is recorded, a corresponding increase in equity is also recorded. In order to settle share-based payment plans, shares are purchased and included in an employee trust. The shares purchased are recorded as a reduction in equity.

DERIVATIVE AND HEDGING ACTIVITIES

The consolidated entity uses derivative financial instruments (‘derivatives’) to hedge exposures to interest rate risk. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. With the passage of time, it must be able to be demonstrated that the hedging instrument has actually been effective in reducing risk. The hedge items include recognised liabilities and forecast transactions that are probable of occurring. Interest rate swaps are designated as cash flow hedges and are used to eliminate the variability in the consolidated entity’s interest payments arising from changes in interest rates. The effective portion of changes in fair value of interest rate swaps that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recorded in profit or loss in the periods when the hedged item is recognised in profit and loss.

Hedge accounting is discontinued when the interest rate swap expires, is sold, terminated or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

COMPARATIVE INFORMATION - FINANCIAL INSTRUMENTS

Accounting Standard AASB 139, “Financial Instruments: Recognition and Measurement”, is effective for reporting periods beginning on or after 1 January 2005 and early adoption is not permitted. The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 139, as permitted on the first-time adoption of A-IFRS. The change in accounting policy calls for the recognition and measurement of derivative financial instruments at fair value. The effect of the change in accounting policy has been an increase in other non-current assets, an increase in deferred tax liabilities, and a corresponding increase in equity reserves at the beginning of the year of $1.9 million, net of tax. The change in current year profits was not significant.

The main adjustments necessary to make the comparative financial statements comply with AASB 139 include:

• the recognition and measurement of derivatives at fair value

• the deferral in equity of the effective portion of the movement in fair value of derivatives accounted for as a cash flow hedge

• the recognition in profit or loss of the ineffective portion of the movement in fair value of derivatives accounted for as a cash flow hedge

• the recognition of any current or deferred taxes in relation to the adjustments described above

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

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

AASB ACCOUNTING STANDARDS NOT YET EFFECTIVE

The Australian Accounting Standards Board (AASB) and Urgent Issues Group (UIG) issued additional standards and interpretations which are effective for periods commencing after the date of these financial statements. The following standards and interpretations have not yet been adopted by the group.

• AASB 7 “Financial Instruments: Disclosures” - applicable to annual reporting periods beginning on or after 1 January 2007

• UIG 4 “Determining Whether an Arrangement Contains a Lease” - applicable to annual reporting periods beginning on or after 1 January 2006

• UIG 9 “Reassessment of Embedded Derivatives” - applicable to annual reporting periods beginning on or after 1 June 2006

The group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of AASB 7, the group will be required to disclose additional information about financial instruments, including greater detail as to its risk disclosure. There will be no effect on reported earnings or net assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      IMPACTS OF THE ADOPTION OF A-IFRS

The consolidated entity changed its accounting policies on 1 April 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”, with 1 April 2004 as the date of transition, except financial instruments, where the date of transition is 1 April 2005.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s balance sheet, income statement and cash flows for the year ended 31 March 2005 is set out in the following tables and the notes that accompany the tables.

Reconciliation of profit before finance and income tax expense under previous AGAAP to that under A-IFRS

		TWELVE MONTHS
		ENDED
		31 MARCH
(US$ MILLIONS)	NOTE	2005

Prior period profit before finance and income tax expense as previously reported		706.7

Cessation of goodwill amortisation	a	56.3
Recognition of defined benefit obligations	b	2.1
Recognition of restoration and environmental rehabilitation obligations	c	2.3
Expensing share-based payments	d	8.8
Associates’ adjustments	e	3.6
Other	g	(4.7)

Total profit before finance and income tax expense		775.1

Reconciliation of net profit after tax attributable to members of Rinker Group Limited under previous AGAAP to that under A-IFRS

		TWELVE MONTHS
		ENDED
		31 MARCH
(US$ MILLIONS)	NOTE	2005

Prior period net profit after tax as previously reported		432.6

Cessation of goodwill amortisation, net of tax	a	49.8
Recognition of defined benefit obligations, net of tax	b	1.3
Recognition of restoration and environmental rehabilitation obligations, net of tax	c	0.1
Expensing share-based payments, net of tax	d	5.3
Associates’ adjustments	e	3.6
Tax benefit relating to changes in deferred tax accounts	f	2.7
Other	g	(2.2)

Total net profit after tax under A-IFRS		493.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1      IMPACTS OF THE ADOPTION OF A-IFRS (continued)

Reconciliation of total equity as presented under previous AGAAP to that under A-IFRS

US$ MILLIONS		1 APRIL	31 MARCH
AS AT	NOTE	2004	2005

Total equity under previous AGAAP as previously reported		2,280.6	2,619.8

Changes in retained earnings, net of tax
Cessation of goodwill amortisation	a	—	49.8
Recognition of defined benefit obligations, net deficit	b	(13.4)	(12.1)
Recognition of actuarial (loss) on defined benefit obligations	b	—	(2.4)
Recognition of restoration and environmental rehabilitation obligations	c	(3.5)	(3.4)
Expensing share-based payments	d	—	5.3
Associates’ adjustments	e	(28.2)	(24.6)
Adjustments to tax balances	f	(64.0)	(61.3)
Other		—	(2.2)

Other changes in equity and reserves, net of tax
Reserve arising from recognising share-based payments	d	0.2	5.6
Reclassification of cost of shares held in trust to equity	d	(1.1)	(21.1)
Foreign exchange movement on adjustments		—	(2.3)

Total equity under A-IFRS		2,170.6	2,551.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1      IMPACTS OF THE ADOPTION OF A-IFRS (continued)

Effect of A-IFRS on the Cash Flow Statement for the financial year ended 31 March 2005

The adoption of A-IFRS has not resulted in any material adjustments to the Cash Flow Statement for the financial year ended 31 March 2005 other than the reclassification of payments for shares purchased for long-term employee incentive plans for a cost of $19.4 million from net cash from operating activities to cash flows from financing activities.

Notes to the reconciliations of income and equity

a Goodwill

Under superseded AGAAP, goodwill was amortised over the period benefits were expected to be received, up to a maximum of 20 years.

Under A-IFRS, goodwill is not amortised, but is tested at least annually for impairment. The consolidated entity has elected not to restate business combinations that occurred prior to the date of transition under A-IFRS, and accordingly, the carrying amount of goodwill at the date of transition has not changed and there is no impact on opening retained earnings at transition.

The impact on the income statement for the financial year ended 31 March 2005 reflects the reversal of goodwill amortisation previously recorded under AGAAP.

b Employee benefits

Under superseded AGAAP, contributions to defined benefit plans were expensed when paid, and no assets or liabilities were  recognised in relation to defined benefit plans.

Under A-IFRS, an entity is required to recognise the net surplus or deficit of each defined benefit plan, and annually remeasure the surplus/deficit based on actuarial valuation. The annual expense is based on an actuarial estimate of the funding cost of members’ benefits. Actuarial gains or losses arising from changes in discount rates, market investment performance, or other actuarial assumptions are recorded directly against retained earnings.

The opening retained earnings adjustment reflects the net effect of the recognition of the surplus/deficit at the date of transition and the removal of a payable set up under previous AGAAP to reflect contributions owed. The income statement adjustments for the financial year ended 31 March 2005 reflect the actuarially estimated expense of funding cost of members’ benefits and the reversal of contributions expensed under AGAAP. The impact on retained earnings for the financial year ended 31 March 2005 reflects the gain arising from changes in discount rates, market investment performance, or other actuarial assumptions.

c Restoration and environmental provisions

Under superseded AGAAP, restoration and environmental rehabilitation costs were recognised over the period in which quarry reserves were extracted.

Under A-IFRS, the fair value of the liability is recognised as works requiring rehabilitation are undertaken and the associated asset retirement cost is capitalised as part of the carrying amount of the asset and amortised over the economic life of the relevant quarry. During the year, the liability is increased to reflect the passage of time (accretion expense) and adjusted to reflect changes in the estimated future cash flows underlying the initial fair value measurement.

The opening balance retained earnings adjustment reflects the recognition of the provision for restoration and rehabilitation and the capitalisation of the associated asset retirement cost. The income statement adjustments for the financial year ended 31 March 2005 reflect depreciation of the capitalised asset retirement cost, accretion of the restoration and rehabilitation provision, and reversal of operating expenses recognised under AGAAP.

d Share-based payment

Under superseded AGAAP, Rinker recognised an expense in respect of the cash paid for shares acquired to settle Rinker’s obligation under share-based incentive plans. The cost of the shares purchased in conjunction with these plans was recognised as a deferred cost and amortised over the vesting period.

Under A-IFRS, compensation expense related to share-based payments is recognised over the vesting period based on the fair value of the equity instrument at grant date. The compensation expense is included in employee benefits expense with a corresponding increase in the equity-based compensation reserve. Shares purchased in the name of employees and held in trust are accounted for as a reduction of equity (‘shares held in trust’).

The income statement adjustments for the financial year ended 31 March 2005 reflect the recognition of share-based payments expense and the reversal of expense recognised under AGAAP. Adjustments to equity during the financial year ended 31 March 2005 reflect the increase in reserves corresponding with the share-based payment expense and the reallocation of shares held in trust from deferred costs to equity.

e Associates’ accounting

The increase in associates’ net profit represents the consolidated entity’s share of associates’ impact of adoption of A-IFRS, primarily resulting from the cessation of goodwill amortisation under A-IFRS, recognition of quarry rehabilitation provisions and adjustments to deferred tax balances.

f Income taxes

Under superseded AGAAP, income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. Certain timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting, were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method. This method requires recording all temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases. This resulted in the recognition of additional deferred tax liabilities not previously recognised under AGAAP. Additional deferred tax liabilities were recorded for prior revaluation of non-current assets, land revalued upon acquisition, and non-deductible quarry reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1      IMPACTS OF THE ADOPTION OF A-IFRS (continued)

The effect of the above adjustments on the deferred tax balances is as follows:

US$ MILLIONS	1 APRIL	31 MARCH
AS AT	2004	2005

Cessation of goodwill amortisation	—	(6.5)
Recognition of defined benefit obligations	8.4	9.2
Recognition of restoration and environmental rehabilitation obligations	2.0	2.0
Expensing share-based payments	—	(2.3)
Deferred tax not recognised under previous AGAAP	(64.0)	(61.3)
Foreign exchange movements on adjustments on deferred tax	—	(0.5)
Net (decrease) in deferred tax balances	(53.6)	(59.4)

The effect of the above adjustments on tax expense is as follows:

TWELVE MONTHS
ENDED
31 MARCH
US$ MILLIONS	2005

Cessation of goodwill amortisation	(6.5)
Recognition of defined benefit obligations	(0.8)
Expensing share-based payments	(3.5)
Deferred tax not recognised under previous AGAAP	2.7
Net (increase) in tax expense	(8.1)

g Other

Other adjustments, not individually material, include adjustment to the net gain/loss on divestments resulting from the cessation of goodwill amortisation, reclassification of finance charges on overdue receivables from trading revenue to interest income, and the cessation of tradename amortisation.

h Revenue on sale of assets

Under superseded AGAAP policies, the consolidated entity recognised the gain or loss on disposal of property, plant and equipment on a ‘gross’ basis by recognising the proceeds from sale as revenue and the carrying amount of the property, plant and equipment disposed as expense. Under A-IFRS, the gain or loss on disposal is recognised on a ‘net’ basis, and net gains are classified as income, rather than revenue. Accordingly, the ‘gross’ amounts have been reclassified within the income statement for A-IFRS reporting purposes. There is no impact on either profit or equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2      SEGMENT INFORMATION

	PROFIT						NET PROFIT ATTRIBUTABLE
	BEFORE INCOME		INCOME TAX		MINORITY		TO MEMBERS OF
US$ MILLION	TAX EXPENSE		(EXPENSE) BENEFIT		INTERESTS		RINKER GROUP LIMITED
YEAR ENDED 31 MARCH	2006	2005	2006	2005	2006	2005	2006	2005
BUSINESS SEGMENTS
Rinker Materials
Aggregates	262.5	195.4	(85.3)	(63.1)	—	—	177.2	132.3
Cement	142.4	117.7	(52.0)	(42.3)	—	—	90.4	75.4
Concrete, block, asphalt	374.4	212.4	(139.9)	(78.5)	(0.2)	—	234.3	133.9
Concrete pipe and products	133.3	89.5	(48.0)	(32.5)	—	—	85.3	57.0
Other	66.4	24.6	(23.9)	(9.6)	(3.2)	(5.0)	39.3	10.0
Total Rinker Materials	979.0	639.6	(349.1)	(226.0)	(3.4)	(5.0)	626.5	408.6
Readymix (US$)	179.1	146.9	(45.6)	(39.2)	—	—	133.5	107.7
Readymix (A$)	236.7	199.7	(61.0)	(53.3)	—	—	175.7	146.4
Segment totals	1,158.1	786.5	(394.7)	(265.2)	(3.4)	(5.0)	760.0	516.3
Corporate	(12.5)	(11.4)	3.0	4.7	—	—	(9.5)	(6.7)
Group totals before finance	1,145.6	775.1	(391.7)	(260.5)	(3.4)	(5.0)	750.5	509.6
Net finance (note 6)	(20.1)	(32.0)	9.8	15.6	—	—	(10.3)	(16.4)
Consolidated Rinker group	1,125.5	743.1	(381.9)	(244.9)	(3.4)	(5.0)	740.2	493.2

	EXTERNAL		INTERNAL		TOTAL
US$ MILLION	TRADING REVENUE		TRADING REVENUE (a)		TRADING REVENUE
YEAR ENDED 31 MARCH	2006	2005	2006	2005	2006	2005
BUSINESS SEGMENTS
Rinker Materials
Aggregates	664.3	553.9	409.8	308.0	1,074.1	861.9
Cement	238.0	196.4	249.0	193.0	487.0	389.4
Concrete, block, asphalt	2,180.3	1,634.9	—	—	2,180.3	1,634.9
Concrete pipe and products	575.8	472.0	—	—	575.8	472.0
Other	370.9	461.6	—	—	370.9	461.6
Intercompany eliminations	—	—	(658.8)	(501.0)	(658.8)	(501.0)
Total Rinker Materials	4,029.3	3,318.8	—	—	4,029.3	3,318.8
Readymix (US$)	1,079.1	990.9	—	—	1,079.1	990.9
Readymix (A$)	1,440.5	1,340.7	—	—	1,440.5	1,340.7
Consolidated Rinker group	5,108.4	4,309.7	—	—	5,108.4	4,309.7

(a)  Inter-segment sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.

	SHARE OF
	ASSOCIATE ENTITIES’		DEPRECIATION, DEPLETION		CAPITAL
US$ MILLION	NET PROFIT		AND AMORTISATION (b)		EXPENDITURE (c)
YEAR ENDED 31 MARCH	2006	2005	2006	2005	2006	2005
BUSINESS SEGMENTS
Rinker Materials
Aggregates	1.8	1.3	62.2	52.8	136.6	74.2
Cement	—	—	14.0	13.4	12.1	5.6
Concrete, block, asphalt	—	—	52.5	45.4	301.9	132.2
Concrete pipe and products	—	—	24.8	24.8	35.3	12.8
Other	—	—	5.7	11.5	11.2	12.8
Total Rinker Materials	1.8	1.3	159.2	147.9	497.1	237.6
Readymix (US$)	30.8	33.8	49.7	47.1	49.6	77.7
Readymix (A$)	41.3	45.8	66.3	63.7	66.2	105.1
Consolidated Rinker group	32.6	35.1	208.9	195.0	546.7	315.3

(b) Other than depreciation, depletion and amortisation, other non-cash expenses are immaterial and include share-based payments expense (2006: US$8.7 million, 2005: US$3.3 million).

(c)  Shown on an accruals basis

	INVESTMENTS ACCOUNTED
	FOR USING THE
US$ MILLION	EQUITY METHOD		GOODWILL
AS AT 31 MARCH	2006	2005	2006	2005
BUSINESS SEGMENTS
Rinker Materials
Aggregates	7.5	4.5	349.7	348.6
Cement	—	—	111.7	111.8
Concrete, block, asphalt	—	—	348.6	258.7
Concrete pipe and products	—	—	57.1	58.8
Other	—	—	13.6	13.6
Total Rinker Materials	7.5	4.5	880.7	791.5
Readymix (US$)	125.4	155.1	12.6	11.3
Readymix (A$)	175.3	201.0	17.5	14.7
Consolidated Rinker group	132.9	159.6	893.3	802.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2      SEGMENT INFORMATION (continued)

					ALLOCATED		SEGMENT
					TAX ASSETS		FUNDS
US$ MILLION	ASSETS		LIABILITIES		AND LIABILITIES		EMPLOYED
AS AT 31 MARCH	2006	2005	2006	2005	2006	2005	2006	2005
Segment funds employed are calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:
BUSINESS SEGMENTS
Rinker Materials
Aggregates	1,069.3	978.4	(154.2)	(128.0)	(78.0)	(70.7)	837.1	779.7
Cement	433.6	415.7	(38.1)	(39.2)	(48.0)	(48.7)	347.5	327.8
Concrete, block, asphalt	1,244.1	958.2	(279.6)	(207.0)	(79.1)	(75.2)	885.4	676.0
Concrete pipe and products	440.0	447.3	(88.9)	(73.2)	(38.6)	(34.9)	312.5	339.2
Other	148.0	116.5	(123.5)	(113.1)	11.1	1.6	35.6	5.0
Intercompany eliminations	(41.9)	(30.9)	41.9	30.9	—	—	—	—
Total Rinker Materials	3,293.1	2,885.2	(642.4)	(529.6)	(232.6)	(227.9)	2,418.1	2,127.7
Readymix (US$)	864.6	938.3	(194.4)	(195.9)	(35.7)	(36.8)	634.5	705.6
Readymix (A$)	1,208.4	1,216.5	(271.7)	(254.0)	(49.9)	(47.6)	886.8	914.9
Segment totals	4,157.7	3,823.5	(836.8)	(725.5)	(268.3)	(264.7)	3,052.6	2,833.3
Corporate	1.9	2.0	(6.2)	(5.1)
Group totals	4,159.6	3,825.5	(843.0)	(730.6)
Cash	289.1	588.2	—	—
Net tax liabilities	—	—	(268.2)	(256.6)
Interest and other finance receivable (payable)	8.5	5.4	(8.1)	(12.8)
Borrowings	—	—	(650.6)	(868.0)
Consolidated Rinker group	4,457.2	4,419.1	(1,769.9)	(1,868.0)

PRODUCTS AND SERVICES OF SEGMENTS

Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials

Aggregates

Cement

Concrete, block and asphalt

Concrete pipe and products

Other: gypsum supply, pre-stressed concrete (d), polyethylene pipe (d), Rinker Materials corporate costs

Readymix

Aggregates, concrete, asphalt (e), cement, concrete pipe and other reinforced concrete products

(d) The pre-stressed concrete and polyethylene pipe businesses were disposed of during the year ended 31 March 2005.

(e) The asphalt business was disposed of during the year ended 31 March 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	2006	2005

3 OTHER INCOME AND EXPENSES

OTHER INCOME
Net gains on disposals of investments and surplus property, plant and equipment	59.0	11.9
Net gains on disposals of operating property, plant and equipment and other assets	5.2	4.6
Net gains from sales of assets	64.2	16.5
Dividend income	1.0	0.4
Other	3.2	4.2
Total other income	68.4	21.1

EXPENSES
Net losses on disposals of investments and surplus property, plant and equipment	—	(17.1)
Net losses on disposals of operating property, plant and equipment and other assets	(8.4)	(6.2)
Net loss on sale of assets	(8.4)	(23.3)
Other restructuring and impairment costs	(0.1)	(0.3)
Other	—	(0.3)
Total other expenses	(8.5)	(23.9)

4      SIGNIFICANT ITEMS

During the year ended 31 March 2006, Readymix disposed of its partnership interest in Emoleum. A gain on disposal of US$15.7 million, net of tax, was recognised in the financial statements. In addition, Rinker Materials disposed of a property at Buffalo Road, Las Vegas, Nevada. The gain on disposal of US$19.8 million, net of tax, was recognised in the financial statements and included within the Rinker Materials Other segment in Note 2.

During the year ended 31 March 2005, Rinker Materials disposed of its pre-stressed concrete (Prestress) and polyethylene pipe (Polypipe) businesses. A gain on the disposal of Polypipe of US$7.0 million and a loss on the disposal of Prestress of (US$13.9 million), net of tax, were recognised in the financial statements. The impact was included within the Rinker Materials Other segment in Note 2.

5      OPERATING COSTS

Operating Costs include:
Mining royalties paid to governments	3.1	2.9
Operating lease and rental payments	41.1	38.9
Employee benefits expense (a)	921.7	842.9
Repairs and maintenance	116.5	115.2

(a)  Employee benefits expense includes salaries and wages, defined benefits expense (see Note 34) and share-based payments expense (see Note 26).

6      NET FINANCE EXPENSE AND INTEREST INCOME

Interest paid or payable on debt	36.5	46.0
Total interest expense	36.5	46.0
Add
other borrowing costs	5.5	7.9
foreign exchange (gain) loss	(0.2)	0.3
Finance costs	41.8	54.2
Less interest income	21.7	22.2
Net finance expense	20.1	32.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	2006	2005

7 DEPRECIATION, DEPLETION AND AMORTISATION

Amounts incurred for depreciation, depletion and amortisation of
prepayments and other non-current assets	17.3	10.5
property, plant and equipment	190.5	181.1
other intangibles	1.1	3.4
Total depreciation, depletion and amortisation	208.9	195.0

8      EARNINGS PER ORDINARY SHARE

The following reflects the income and share data used in the basic and diluted earnings per share calculations:

	Number of shares (million)
	2006	2005
Weighted average number of ordinary shares outstanding	923.9	942.1
Less: Weighted average shares held in trust	(4.1)	(0.9)
Weighted average number of ordinary shares for basic earnings per share	919.8	941.2
Effect of dilution:
Long-term incentive plan	2.8	1.0
Weighted average number of ordinary shares adjusted for the effect of dilution	922.6	942.2

	US$ MILLION
	(except per share amounts)
	2006	2005
Net profit attributable to members of Rinker Group Limited
Net profit attributable to members	740.2	493.2

Earnings per share (US dollars)
Basic	0.80	0.52
Diluted	0.80	0.52

The basic earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited for the financial year by the weighted average ordinary shares outstanding, after deducting shares held in employee trusts under long-term compensation arrangements.

The diluted earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited by the basic number of shares above plus the notional exercise of outstanding long-term incentive awards, where these would be deemed to have a dilutive impact.

9      DIVIDENDS

	DATE	DATE	AMOUNT PER SHARE	TOTAL AMOUNT
	DECLARED	PAID / PAYABLE	(AUSTRALIAN CENTS)	(A$ MILLION)
RECOGNISED IN 2005
Final dividend year ended 31 March 2004 (a)	25 May 2004	2 July 2004	8	75.5
Interim dividend year ended 31 March 2005 (a)	16 November 2004	13 December 2004	7	65.9
Total recognised			15	141.4

RECOGNISED IN 2006
Final dividend year ended 31 March 2005 (b)	12 May 2005	1 July 2005	14	131.1
Interim dividend year ended 31 March 2006 (b)	9 November 2005	12 December 2005	14	128.3
Total recognised			28	259.4

UNRECOGNISED
Final dividend year ended 31 March 2006 (b)	11 May 2006	4 July 2006	24	218.4

(a)  100 per cent franked at the Australian corporate tax rate of 30 per cent.

(b) 60 per cent franked at the Australian corporate tax rate of 30 per cent. The unfranked portion of this dividend will be paid from Rinker’s conduit foreign income amount. This is substantially the same as the foreign dividend account that dividends were paid from under now superseded legislation.

Dividends declared during the year ended 31 March 2006 have been recognised in the financial report. The final dividend in respect of ordinary shares for the year ended 31 March 2006 has not been recognised in this financial report because it was declared after 31 March 2006.

Effective 27 April 2005, ADRs, which previously represented 10 Rinker ordinary shares now represent five Rinker ordinary shares. This change had no impact on the contributed equity of Rinker Group Limited. Holders of Rinker American Depositary Receipts (ADRs) in the United States, will receive a dividend of five times the dividend per ordinary share noted above.

The adjusted franking credit balance as of 31 March 2006 is A$25.8 million (2005: A$16.8 million). The partially franked dividend announced subsequent to 31 March 2006 and to be paid in the fiscal year ended 2007 will reduce the adjusted franking credit balance by A$56.2 million. The group will generate further franking credits during the fiscal year ended 2007 as additional tax installments are paid.

Refer to Note 39, Subsequent Events, for information regarding a special dividend declared subsequent to 31 March 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	2006	2005

10 INCOME TAX

INCOME TAX EXPENSE

Reconciliation of income tax expense charged to the income statement with income tax calculated on profit before income tax expense:

Profit before income tax expense	1,125.5	743.1

Income tax expense calculated at 30%	337.7	222.9
Increase (decrease) in income tax expense due to
Overseas tax rate differential	64.8	42.4
US Federal domestic production credits	(5.7)	—
Non-tax deductible other expenditures	2.7	4.9
Income tax (over) provided in previous years	(2.9)	(9.7)
Tax depletion of quarry reserves	(6.5)	(7.2)
Equity accounted associates’ profit/rebate on dividends received	(5.7)	(6.2)
Other items	(2.5)	(2.2)
Total income tax expense on profit	381.9	244.9

Tax consolidation

Rinker and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 12 April 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Rinker Group Limited. Tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences for the entities within the tax-consolidated group are calculated using the ‘stand alone taxpayer’ basis. Current tax liabilities and tax assets of the entities within the tax-consolidated group are recognised by the head entity in the tax-consolidated group (Rinker Group Limited).

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, each of the entities in the tax-consolidated group has agreed to pay to or receive from the head entity its current year tax liability or tax asset. Such amounts are recorded in the balance sheet of the head entity in amounts receivable from or payable to other entities in the tax-consolidated group.

The tax sharing agreement provides for the allocation of income tax liabilities between the members of the tax consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

The components of income tax expense consist of the following:

Current
Australian	59.7	45.3
US	344.1	183.1
Total current income tax expense	403.8	228.4
Deferred
Australian	(7.4)	0.2
US	(14.5)	16.3
Total deferred income tax expense	(21.9)	16.5
Total income tax expense	381.9	244.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

US$ MILLION	BALANCE SHEET		INCOME STATEMENT		EQUITY
AS AT AND YEAR ENDED	2006	2005	2006	2005	2006	2005

10 INCOME TAX (continued)

Deferred income tax as at 31 March relates to the following:

Deferred income tax assets:
Provisions (a) (b)	65.3	59.9	(4.5)	(1.1)	(1.7)	(1.8)
Quarry restoration	18.9	15.8	(1.7)	0.6	—	—
Deferred compensation	34.3	17.2	(13.5)	(12.1)	(2.4)	(1.2)
Other	2.4	3.7	(1.9)	1.2	—	—
Total deferred income tax assets (c)	120.9	96.6	(21.6)	(11.4)	(4.1)	(3.0)

Deferred income tax liabilities:
Fixed asset depreciation (d)	278.9	282.3	(2.7)	15.6	—	—
Inventory and deferred stripping	12.3	16.0	(1.2)	4.9	—	—
Prepayments	7.5	8.0	(2.7)	(0.7)	—	—
Goodwill	22.7	14.3	8.4	7.7	—	—
Other	5.3	6.0	(2.1)	0.4	(2.3)	—
Total deferred income tax liabilities	326.7	326.6	(0.3)	27.9	(2.3)

Net deferred income tax	205.8	230.0	—	—	—	—

Deferred tax (income) expense	—	—	(21.9)	16.5	—	—

		US$ MILLION	US$ MILLION
		2006	2005

Tax losses and other unrecognised temporary differences
US - tax losses	expiration 2012-2020	14.4	17.8
Australia - temporary differences		25.7	25.7

		40.1	43.5

(a) Provision for tax deduction arising after expense is reported for accounting purposes.

(b) Includes tax asset arising from defined benefit obligation. Refer to Note 34.

(c) There are no material deferred income tax assets attributable to tax losses.

(d) Tax depreciation in excess of accounting depreciation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005

11 CASH AND CASH EQUIVALENTS

Cash at banks and on hand	59.3	57.0
Short-term loans and deposits	229.8	531.2
Cash and cash equivalents	289.1	588.2

12 RECEIVABLES

CURRENT

Trade receivables	672.3	580.2
Allowance for doubtful debts (a)	(25.6)	(23.8)
	646.7	556.4

Loans to and receivables from associate entities	—	0.2
Other loans and receivables	25.6	33.7
	25.6	33.9
Total current receivables	672.3	590.3

NON-CURRENT

Loans to employees	1.3	2.0
Loans to associates	37.5	51.2
Other	6.4	4.8
Total non-current receivables	45.2	58.0

(a) Allowance for doubtful debts as detailed below:

US$ MILLION	OPENING		NET	FOREIGN	(ACQUISITIONS)/	CLOSING
YEAR ENDING 31 MARCH	BALANCE	PROVIDED	CHARGED	EXCHANGE	DISPOSALS	BALANCE

2005	(14.4)	(12.1)	2.9	(0.5)	0.3	(23.8)
2006	(23.8)	(4.6)	2.0	0.8	—	(25.6)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005

13 INVENTORIES

CURRENT (a)

Raw and process materials and stores	90.4	74.4
Work in progress	13.7	19.8
Finished goods	226.8	206.7
Total current inventories	330.9	300.9

NON-CURRENT

Raw and process materials and stores (a)	8.6	10.0
Total non-current inventories	8.6	10.0

(a)  All raw and process materials and stores, work in progress and finished goods are valued at cost.

14   OTHER FINANCIAL ASSETS

Investments at valuation (a)	32.6	22.5
Total other financial assets	32.6	22.5

(a)  These investments relate to the Rinker Materials Benefit Restoration and Voluntary Deferral Plan, under which participating employees are allowed to defer salary and incentive awards. Deferred funds are invested in assets at the direction of participants. These investments are accounted for at fair value through profit or loss, which is based on quoted market prices. These amounts will generally be paid to participants upon their retirement. An equivalent liability is included in non-current payables to record the current obligation to the participants. In the event of Rinker group insolvency, these assets will be available to creditors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005

15 PROPERTY, PLANT AND EQUIPMENT

LAND AND BUILDINGS
At cost	605.7	531.9
Accumulated depreciation	(70.7)	(54.7)
Total land and buildings	535.0	477.2

PLANT AND EQUIPMENT
At cost	2,213.2	1,925.0
Accumulated depreciation	(977.9)	(801.4)
Total plant and equipment	1,235.3	1,123.6

QUARRY AND OTHER RAW MATERIAL RESERVES
At cost	217.1	206.0
Accumulated depletion	(47.9)	(37.1)
Total quarry and other raw material reserves	169.2	168.9

ASSETS HELD FOR DEVELOPMENT
At cost	23.9	41.3
Total assets held for development	23.9	41.3
Total property, plant and equipment	1,963.4	1,811.0

16   MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

			QUARRY AND OTHER
US$ MILLION	LAND AND	PLANT AND	RAW MATERIALS	ASSETS HELD
YEAR ENDED 31 MARCH 2006	BUILDINGS	EQUIPMENT	RESERVES	FOR DEVELOPMENT	TOTAL
Balance at the beginning of the financial year	477.2	1,123.6	168.9	41.3	1,811.0
acquired (a)	88.8	294.1	8.1	0.9	391.9
disposed of	(3.5)	(7.6)	—	(17.1)	(28.2)
depreciation, depletion and amortisation (b)	(18.0)	(161.2)	(11.3)	—	(190.5)
foreign currency translation	(10.7)	(19.2)	(2.5)	—	(32.4)
reclassifications and other	1.2	5.6	6.0	(1.2)	11.6
Balance at the end of the financial year	535.0	1,235.3	169.2	23.9	1,963.4

US$ MILLION
YEAR ENDED 31 MARCH 2005
Balance at the beginning of the financial year	472.7	1,083.4	173.9	29.7	1,759.7
acquired (a)	50.0	240.8	5.8	0.3	296.9
disposed of	(28.4)	(41.6)	(0.6)	(1.3)	(71.9)
depreciation, depletion and amortisation (b)	(17.1)	(152.2)	(11.8)	—	(181.1)
foreign currency translation	3.0	6.3	0.7	—	10.0
reclassifications and other	(3.0)	(13.1)	0.9	12.6	(2.6)
Balance at the end of the financial year	477.2	1,123.6	168.9	41.3	1,811.0

(a)  Amounts acquired includes acquisitions through business combinations (refer to Note 36) and asset additions. No major projects requiring interest capitalisation occurred in 2006 or 2005.

(b) Aggregate depreciation allocated during the year is recognised as an expense and disclosed in Note 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005

17 INTANGIBLES

GOODWILL
At cost	893.3	802.8
Total goodwill	893.3	802.8

OTHER INTANGIBLES (a)
At cost	12.9	26.3
Accumulated amortisation	(4.5)	(13.0)
Total other intangibles	8.4	13.3
Total intangibles	901.7	816.1

(a)  Other intangibles include non-compete agreements and tradenames. Non-competes are amortised on a straight-line basis over the contract period of two to ten years. Tradenames are not amortised.

18   MOVEMENTS IN GOODWILL AND INTANGIBLES

US$ MILLION		OTHER
YEAR ENDED 31 MARCH 2006	GOODWILL	INTANGIBLES	TOTAL
Balance at the beginning of the financial year	802.8	13.3	816.1
acquired	95.1	—	95.1
disposed	(3.9)	(3.7)	(7.6)
depletion and amortisation	—	(1.1)	(1.1)
foreign currency translation and other	(0.7)	(0.1)	(0.8)
Balance at the end of the financial year	893.3	8.4	901.7

US$ MILLION
YEAR ENDED 31 MARCH 2005
Balance at the beginning of the financial year	820.7	18.1	838.8
acquired	13.6	0.6	14.2
disposed	(30.3)	(2.0)	(32.3)
depletion and amortisation	—	(3.4)	(3.4)
foreign currency translation and other	(1.2)	—	(1.2)
Balance at the end of the financial year	802.8	13.3	816.1

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005

19 OTHER ASSETS

CURRENT
Prepayments and other (a)	20.7	25.7
Total other current assets	20.7	25.7

NON-CURRENT

Prepayments (b)	70.9	43.0
Accumulated amortisation	(16.8)	(17.9)
	54.1	25.1

Other (c)	5.7	11.7
Total other non-current assets	59.8	36.8

(a)  During the year ended 31 March 2006, Rinker Materials Corporation disposed of a property at Buffalo Road, Las Vegas, Nevada for net proceeds of US$33.6 million. The gain on disposal of US$31 million is included within the Rinker Materials Other segment in Note 2. As at 31 March 2005, the net book value of Buffalo Road was classified as held for sale and included within Other Current Assets.

(b) Mainly quarry development costs. Amortised over the life of the quarry.

(c)  Includes fair value of interest rate swaps.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005

20 PAYABLES

CURRENT PAYABLES

Trade payables	440.9	398.0
Employee benefit payables	79.4	69.9
Other payables (a)	21.9	26.4
Total current payables	542.2	494.3

NON-CURRENT PAYABLES

Employee benefit payables	82.2	36.7
Other payables	11.9	10.0
Total non-current payables	94.1	46.7

(a)  Included in other payables in 2005 is a US$5.1 million payable secured by mortgage or charge over land. The carrying amount of the land subject to charge is US$9.9 million. In 2006, there are no secured payables.

21   BORROWINGS

CURRENT
Current maturities of long-term borrowings
Secured
other facilities (a)	0.8	0.8
Unsecured
bonds and notes	—	250.0
other facilities	1.5	3.3
Total current maturities of long-term borrowings	2.3	254.1

Short-term borrowings
Unsecured
bank loans (Chinese renminbi (CNY) debt)	3.1	3.0
Total current borrowings	5.4	257.1

NON-CURRENT
Long-term borrowings (b)
Secured
other facilities (a)	1.7	2.5
Unsecured
bonds and notes (c)	349.9	349.9
commercial paper (average rate 2006: 3.9%, 2005: 2.4%) (d)	—	248.2
bank facilities (US dollar debt) (average rate 2006: 5.0%)	285.0	—
bank facilities (CNY) (average rate 2006: 5.1%, 2005: 5.2%)	6.2	6.0
other facilities (Australian dollar debt) (average rate 2006: 1.2%, 2005: 0.8%)	2.4	4.3
Total non-current borrowings	645.2	610.9

(a)  Secured or collateralised by a charge over property, plant and equipment. The net carrying value of the assets subject to charge as at 31 March 2006 is US$6.7 million (31 March 2005: US$7.1 million).

(b) Certain US$ debt has a floating interest rate. (Refer to note 28 to the financial statements for details). Interest on this debt is based upon LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature.

(c)  Maturities of bonds and notes are as follows: US$100.0 million (2006: 4.6%, 2005: 4.6%) maturing August 2010, US$100.0 million (2006: 4.6%, 2005: 4.6%) maturing in December 2010, and US$149.9 million (2006: 7.7%, 2005: 7.7%) maturing July 2025.

(d) During the year ended 31 March 2006 US$827.6 million was drawn and US$1,075.8 million was repaid on commercial paper borrowings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21   BORROWINGS (continued)

COMMERCIAL PAPER

Rinker group has a commercial paper program based in the United States. The program totals US$400.0 million (2005: US$400.0 million). In April 2006 the facility was expanded to US$1,000.0 million and is an evergreen facility. Drawings on the program are backed by the standby facilities referred to below. As at 31 March 2006, there were no amounts drawn under the facility.

BANK FACILITIES

Rinker group had total committed credit facilities of US$1,177.5 million (2005: US$1,177.5 million), of which US$892.5 million were undrawn at 31 March 2006. These facilities have fixed maturity dates ranging between December 2006 and April 2010. The weighted average commitment fee is 0.11% of the total committed credit facilities. Commitments can be withdrawn following an event of default under the facility agreements.

OTHER

At 31 March 2006, Rinker group entities had in place uncommitted facilities available for short-term cash advances and the issuance of letters of credit and bank guarantees of US$153.1 million (2005: US$131.3 million). US$91.0 million in letters of credit or bank guarantees were issued against these facilities at 31 March 2006 (2005: US$74.9 million).

22   PROVISIONS

					FOREIGN
	31 MARCH			(DISPOSALS)	CURRENCY	31 MARCH
US$ MILLION	2005	RECOGNISED (a)	SETTLED	TRANSFERS	TRANSLATION	2006

CURRENT
Employee entitlements and retirement benefits	31.0	58.2	(54.6)	—	(1.0)	33.6
Fringe benefits tax	0.6	2.9	(2.5)	—	—	1.0
Restoration and environmental rehabilitation	2.6	1.1	(0.2)	—	(0.1)	3.4
Uninsured losses and future claims	26.4	74.7	(73.8)	—	(0.1)	27.2
Other	12.0	3.0	(3.9)	—	(0.1)	11.0
Total current provisions	72.6	139.9	(135.0)	—	(1.3)	76.2

NON-CURRENT
Employee entitlements and retirement benefits	44.3	8.0	(4.9)	—	(1.4)	46.0
Restoration and environmental rehabilitation	43.8	8.9	—	—	(1.1)	51.6
Uninsured losses and future claims	41.7	(0.5)	—	—	(0.2)	41.0
Total non-current provisions	129.8	16.4	(4.9)	—	(2.7)	138.6

(a)         The increase during the period in the discounted amount arising from the passage of time is not material, and is included within amounts recognised.

					FOREIGN
	31 MARCH			(DISPOSALS)	CURRENCY	31 MARCH
US$ MILLION	2004	RECOGNISED (a)	SETTLED	TRANSFERS	TRANSLATION	2005

CURRENT
Employee entitlements and retirement benefits	34.1	52.8	(55.1)	(1.2)	0.4	31.0
Fringe benefits tax	2.2	2.4	(3.9)	—	(0.1)	0.6
Restructure and rationalisation	2.6	(1.7)	(0.8)	—	(0.1)	—
Restoration and environmental rehabilitation	4.6	(1.0)	(1.0)	—	—	2.6
Uninsured losses and future claims	30.8	67.7	(72.1)	—	—	26.4
Other	14.6	1.1	(3.7)	—	—	12.0
Total current provisions	88.9	121.3	(136.6)	(1.2)	0.2	72.6

NON-CURRENT
Employee entitlements and retirement benefits	39.3	9.2	(4.6)	—	0.4	44.3
Restoration and environmental rehabilitation	41.0	2.4	—	—	0.4	43.8
Uninsured losses and future claims	32.4	9.2	—	—	0.1	41.7
Other	0.1	(0.1)	—	—	—	—
Total non-current provisions	112.8	20.7	(4.6)	—	0.9	129.8

(a)         The increase during the period in the discounted amount arising from the passage of time is not material, and is included within amounts recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23   CONTRIBUTED EQUITY

	ORDINARY SHARES		CONTRIBUTED
	FULLY PAID (a)		EQUITY
	(NUMBER OF SHARES)		(US$ MILLION)
YEAR ENDED 31 MARCH	2006	2005	2006	2005

PARTICULARS OF SHARES ISSUED DURING THE YEAR BY RINKER GROUP LIMITED
On issue 31 March	941,232,368	944,994,496	1,475.9	1,497.1
Share buyback (b)	(31,116,149)	(4,000,028)	(337.2)	(21.9)
Universal Share Plan (c)	—	237,900	—	0.7
Total movements during the period	(31,116,149)	(3,762,128)	(337.2)	(21.2)
On issue 31 March	910,116,219	941,232,368	1,138.7	1,475.9

(a)  Fully paid ordinary shares are listed on the Australian Stock Exchange, and carry one vote per share and the right to dividends.

(b) On 12 May 2005, Rinker announced the commencement of a 12 month on-market share buyback of up to 10 per cent of its ordinary shares outstanding at that date. 31,116,149 shares were repurchased under the on-market buyback during the year to 31 March 2006, of which 26,203,823 related to the buyback announced 12 May 2005 and the remainder related to a previous buyback program ended 26 May 2005. Shares repurchased were cancelled immediately on receipt. During the year ended 31 March 2005, 4,000,028 shares were repurchased under the previous buyback program.

(c)  Rinker’s Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year. The plan encourages general employee share ownership and enables participants to qualify for the limited favorable tax treatment available in Australia for broad-based employee share plans. Employees may acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration. For this reason, this plan is not subject to performance conditions.

Prior to fiscal year 2006, the maximum number of shares available for each employee under the plan was set by the board on the recommendation of the compensation & human resources committee (the committee) and was issued annually. No loan facility is offered under USP.

During fiscal year 2005, 237,900 were issued in total to the 1,259 employees who participated in USP. During 2006, the shares were purchased on-market during appropriate trading windows, and had no impact on shares outstanding.

Shares acquired under USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or when the participant ceases to be employed by any Rinker group company. After that time, the participant may retain ownership of the shares or sell them.

Rinker Employee Share Acquisition Plan (Rinker ESAP)

The Employee Share Acquisition Plan (ESAP) enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax compensation or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held on trust for the participant. These shares are not subject to performance conditions since they are being purchased in lieu of receiving bonuses where the performance condition has already been satisfied or are being purchased with fixed compensation.

Eligibility to participate in ESAP is determined by the Rinker board. Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits only currently apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to them. Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board. Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorised deductions). Participants may direct the trustee how to vote any shares held on the participant’s behalf. In the absence of such direction, the shares will not be voted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	2006	2005

24 RECONCILIATION OF CHANGES IN SHAREHOLDERS’ EQUITY

ISSUED AND PAID-UP CAPITAL
Balance at the beginning of the financial year	1,475.9	1,497.1
Buyback of shares (a)	(337.2)	(21.9)
Issue of shares (a)	—	0.7
Balance at the end of the financial year	1,138.7	1,475.9

SHARES HELD IN TRUST
Balance at the beginning of the financial year	(21.1)	(1.2)
Shares purchased and held in trust	(23.1)	(19.9)
Balance at the end of the financial year	(44.2)	(21.1)

FOREIGN CURRENCY TRANSLATION RESERVE
Balance at the beginning of the financial year	225.3	196.6
Exchange differences relating to overseas net assets net (loss) gain on translation	(60.6)	28.7
Foreign currency translation reserve of controlled entity transferred to (profit) on sale	(2.3)	—
Balance at the end of the financial year	162.4	225.3

HEDGING RESERVE
Balance at the beginning of the financial year	—	—
Gain taken to equity	1.4	—
Adjustment on change in accounting policy	1.9	—
Tax impact of (gain) on hedging reserve	(0.6)	—
Balance at the end of the financial year	2.7	—

EQUITY BASED COMPENSATION RESERVE
Balance at the beginning of the financial year	5.6	0.2
Compensation on share-based transactions	8.7	4.0
Tax impact of equity based compensation	3.0	1.4
Balance at the end of the financial year	17.3	5.6

RETAINED PROFITS
Balance at the beginning of the financial year	858.1	472.9
Actuarial (loss) gain on employee benefits	(4.3)	(4.0)
Tax impact of employee benefits	1.7	1.6
Net profit attributable to members of Rinker Group Limited	740.2	493.2
Total available for appropriation	1,595.7	963.7
Dividends	(194.4)	(105.6)
Balance at the end of the financial year	1,401.3	858.1
Total shareholders’ equity attributable to members of Rinker Group Limited	2,678.2	2,543.8

(a) Refer to Note 23 for description of activity.

25   MINORITY INTERESTS

Contributed equity	5.4	3.3
Reserves	—	—
Retained profits	3.7	4.0
Minority interests	9.1	7.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26          KEY MANAGEMENT PERSONNEL

Table 1: Compensation for Key Management Personnel (Amounts in US$)

	SHORT-TERM				POST		SHARE-BASED		% PERF
	EMPLOYEE BENEFITS				EMPLOYMENT BENEFITS		INCENTIVES	TOTAL	RELATED
				NON-MONETARY
		BASE SALARY	SHORT-TERM	AND OTHER	PENSION AND	OTHER POST
		AND FEES(1)	INCENTIVE (1)(2)	BENEFITS (3)	SUPERANNUATION	EMPLOYMENT (4)	EQUITY (5)
NON-EXECUTIVE DIRECTORS
John Morschel (6) (7)	2006	$247,203	NA	NA	NA	NA	NA	$247,203	NA
chairman	2005	$221,916	NA	NA	NA	NA	NA	$221,916	NA

Marshall Criser (6) (8)	2006	$179,784	NA	NA	NA	NA	NA	$179,784	NA
deputy chairman	2005	$162,738	NA	NA	NA	NA	NA	$162,738	NA

John Ingram (6) (7)	2006	$107,870	NA	NA	NA	NA	NA	$107,870	NA
director	2005	$99,122	NA	NA	NA	NA	NA	$99,122	NA

John Arthur (6) (7) (9)	2006	$104,874	NA	NA	NA	NA	NA	$104,874	NA
director	2005	$96,164	NA	NA	NA	NA	NA	$96,164	NA

Walter Revell (6)	2006	$104,874	NA	NA	NA	NA	NA	$104,874	NA
director	2005	$96,164	NA	NA	NA	NA	NA	$96,164	NA

SUB-TOTAL NON- EXECUTIVE	2006	$744,605	NA	NA	NA	NA	NA	$744,605	NA
DIRECTORS	2005	$676,104	NA	NA	NA	NA	NA	$676,104	NA

SENIOR EXECUTIVES
David Clarke (10)	2006	$857,500	$1,800,000	$61,100	$583,998	$116,676	$1,921,261	$5,340,535	70%
chief executive officer	2005	$792,500	$815,000	$48,872	$256,609	$145,203	$628,333	$2,686,517	54%

Karl Watson, Jr. (11)	2006	$352,000	$449,540	$68,465	$0	$36,440	$510,143	$1,416,588	68%
president-Rinker Materials West	2005	$326,250	$293,434	$219,433	$0	$23,936	$223,835	$1,086,888	48%

Karl Watson, Sr. (11) (12)
president and chief operating	2006	$357,000	$473,200	$38,157	$0	$52,408	$449,785	$1,370,550	67%
officer - US construction materials	2005	$337,500	$337,517	$34,267	$0	$55,856	$150,800	$915,940	53%

Thomas Burmeister (11)	2006	$357,000	$473,200	$39,015	$0	$49,852	$449,785	$1,368,852	67%
vp and chief financial officer	2005	$337,500	$337,517	$37,734	$0	$53,100	$150,800	$916,651	53%

David Berger (11)	2006	$340,000	$461,500	$22,137	$0	$45,424	$443,518	$1,312,579	69%
vp - strategy and development	2005	$310,000	$313,408	$22,232	$0	$37,962	$150,800	$834,402	56%

Sharon DeHayes (6) (11)	2006	$337,000	$311,897	$170,006	$0	$47,475	$440,385	$1,306,763	58%
chief executive - Readymix	2005	$310,000	$304,620	$209,559	$0	$47,610	$150,800	$1,022,589	45%

Duncan Gage (11)	2006	$315,000	$422,500	$30,901	$0	$40,811	$411,054	$1,220,266	68%
president - concrete pipe division	2005	$292,500	$296,358	$29,191	$0	$42,950	$125,667	$786,666	54%

Ira Fialkow (11)	2006	$311,000	$418,600	$19,520	$0	$41,676	$399,847	$1,190,643	69%
vp - shared services	2005	$285,000	$289,300	$19,010	$0	$42,451	$125,667	$761,428	54%

Peter Abraham (6)(10)(13)
general counsel and	2006	$308,625	$246,449	$1,192	$148,472	$0	$207,154	$911,892	50%
company secretary	2005	$288,625	$223,768	$1,128	$188,777	$0	$82,051	$784,349	39%

Debra Stirling (6)(13)(14)
vp - corporate affairs	2006	$265,957	$232,958	$929	$34,620	$0	$147,642	$682,106	56%
and investor relations	2005	$251,991	$213,620	$854	$33,647	$0	$56,797	$556,909	49%

SUB-TOTAL	2006	$3,801,082	$5,289,844	$451,422	$767,090	$430,762	$5,380,574	$16,120,774	66%
SENIOR EXECUTIVES	2005	$3,531,866	$3,424,542	$622,280	$479,033	$449,068	$1,845,550	$10,352,339	51%

TOTAL KEY	2006	$4,545,687	$5,289,844	$451,422	$767,090	$430,762	$5,380,574	$16,865,379	NA
MANAGEMENT PERSONNEL	2005	$4,207,970	$3,424,542	$622,280	$479,033	$449,068	$1,845,550	$11,028,443	NA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26          KEY MANAGEMENT PERSONNEL (continued)

(1) For the US senior executives and directors, includes amounts deferred into Rinker’s 401(k) Plan and/or Rinker’s Benefit Restoration and Voluntary Deferral Plan. For the Australian senior executives and directors, includes shares purchased under the Rinker Employee Share Acquisition Plan.

(2) Amounts shown for 2006 represent the amount of the short-term incentive awards earned by each named executive for performance.

(3) For the year ended 31 March 2006, non-monetary and other benefits comprise the costs of life insurance, vehicle allowance, and club membership fees. For Mr Clarke, it also includes tax preparation fees. For Ms DeHayes and Mr Watson, Jr this column also contains expatriate and/or relocation related expenses.

Additionally, non-monetary and other benefits include interest imputed on a loan of US$59,000 to Mr Burmeister that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon his termination of employment. There were no loans made to any key management personnel during the year.

(4) Other post employment includes the company matching and profit sharing contributions under the Company’s 401(k) Plan and/or the Benefit Restoration and Voluntary Deferral Plan. Under the Benefit Restoration and Voluntary Deferral Plan, the company matching and profit sharing contributions included in the table represent Rinker’s full commitment (or obligation) to the named executives under this plan.

(5) Amounts shown include the pro-rata value (1/3rd) of the fair value of the CASP and the year ended 31 March 2005 and the year ended 31 March 2006 PSP grants and are calculated in accordance with A-IFRS as required under Australian Accounting Standard AASB 124.

For the 11 May 2005 grant, the fair value was calculated at US$6.41 and for the 16 February 2006 grant, the fair value was calculated at US$9.40.  The fair values were calculated by independent external advisors using the binomial pricing model and are not necessarily indicative of the eventual value that may or may not be realised by the executive.

Total dividends received by the executives are included in the above amounts.  For the year ended 31 March 2006, dividends were paid on CASP and PSP grants totalling US$418,588.

(6) All amounts shown for the non-executive directors, Mr Abraham, Ms Stirling and a portion of the non-monetary and other benefits for Ms DeHayes were paid in Australian dollars and have been converted at an exchange rate of 0.74910 (US$/A$1.00) for 2006 and 0.73972 (US$/A$1.00) for 2005.

(7) Mr Arthur, Mr Ingram and Mr Morschel all participated in ESAP during the year. Of the above totals Mr. Arthur received A$122,000 (US$91,390), Mr Ingram received A$24,000 (US$17,978) and Mr. Morschel received A$90,000 (US$67,419) in the form of ESAP shares, with the balance in cash. These amounts are included under “base salary and fees.”

(8) Included in Mr Criser’s fees are the amounts deferred into Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

(9) Included in Mr Arthur’s fees are compulsory superannuation contributions of A$11,466 (US$8,589).

(10) The pension and superannuation amounts shown for Mr Clarke and Mr Abraham represents the increase during the year ended 31 March 2006 in the actuarial value (of their one-time lump sum benefit payable upon retirement) of amounts accrued in the defined benefit superannuation plan. The actuarial amounts include projections of future salary, vested years of service and retirement date. These amounts are discounted based on the latest available current ten-year government bond yields.

In 2006 an increase was made in the notional salary used to calculate Mr Clarke’s superannuation. The previous calculation adjusted a salary (established before Rinker demerged from CSR Limited) by the annual base salary percentage increase. This resulted in a calculation that was significantly below both actual salary and market based benchmark data. Effective with year ended 31 March 2006, his actual US base salary is being used for the calculation converted to Australian dollars at the current exchange rate at the time of any change in that base salary.

(11) After considering independent advice, the board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.

The duration of employment agreements with the relevant executives are for three years, which automatically extend by one year on the anniversary date of the agreements unless written notice is given by either the named executive or Rinker that the agreement is not to be extended. This notice must be given at least 180 days prior to the anniversary date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26          KEY MANAGEMENT PERSONNEL (continued)

If, during the employment period (as defined in the executive’s employment contract), the company terminates the employment of the executive other than for cause (as defined in the executive’s employment contract), or the executive resigns from his or her employment for good reason (as defined in the executive’s employment contract) the company is required to:

• Pay the executive, in a lump sum, a pro rata portion of his or her short-term incentive and amounts accrued for unused leave.

• Determine the executives’ eligibility to vest in a pro rata share of long-term incentive in progress at the time of his or her termination, in accordance with planrules.

• Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short-term incentive at target performance. Additionally, the executive would continue to receive any other benefits, with the exception of new long-termincentive opportunities, he or she was entitled to at time of termination for the following 24 months.

• Provide the executive with professional outplacement services valued up to US$15,000 for Mr Clarke and US$10,000 for the other senior executives.

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

(12) Karl Watson, Sr announced his retirement effective 31 March 2006.

(13) Termination benefits for Mr Abraham and Ms Stirling are the greater of 12 months total compensation (including target incentives) or three months’ base compensation (base compensation is equivalent to approximately 75 per cent of fixed compensation) plus 0.7 months base compensation per year of service, not to exceed 24 months. As at 31 March 2006, Mr Abraham had 26 years of service and Ms Stirling had seven years.

Should Mr Abraham or Ms Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

(14) For Ms Stirling, pension and superannuation benefits represent the company’s contributions made to accumulation superannuation plans in Australia.

COMPENSATION STRUCTURE

All compensation received by the key management personnel is detailed in table 1 within this note to the financial statements.

The compensation structure for the chief executive, senior executives and other executives comprises policies and programs for both fixed and variable compensation.

• Fixed compensation is made up of base salary and welfare, retirement and incidental other benefits.

• Variable compensation consists of an annual short-term incentive plan and long-term incentives that are tied to performance and are at risk, depending upon performance.

The compensation structure is designed to strike an appropriate balance between fixed and variable compensation. To accomplish this, the committee considers, in addition to the performance of individual executives, external benchmarking data and Rinker’s relative performance against a group of peer companies. The peer group focuses on companies in the construction materials business. After this review, the committee determines the base salary for the chief executive and senior executives and determines the parameters for variable compensation.

BASE SALARY

Base salaries are reviewed annually and are determined by reference to appropriate benchmark information, taking into account an individual’s responsibilities, performance, qualifications, experience and geographic location. The broad objective is to ensure that the base salary is set at median market levels.

VARIABLE COMPENSATION

The committee and the board believe that well designed and managed short-term and long-term incentive plans are important elements of employee compensation, providing tangible incentives for employees to strive to improve Rinker’s performance both in the short-term and long-term for the benefit of shareholders. Participation in these plans encourages employees within the Rinker group to enjoy a greater involvement and share in the future growth, prosperity and profitability of the company in a way that gives them a common interest with shareholders.

The proportions of total compensation which may be received in variable form differs between Rinker group managers but are consistent with local practices in each country and takes into account individuals’ responsibilities, performance and experience. All variable compensation is tied to performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26          KEY MANAGEMENT PERSONNEL (continued)

SHORT-TERM INCENTIVE PLAN

The Short-Term Incentive (STI) Plan is designed to directly link variable compensation to financial performance. It is an integral part of the Rinker high performance culture and is designed to drive continuous performance improvement in each business in the Rinker group.

Under the STI, performance is measured through generation of economic profit (EP), a measure of profit after taking into account the cost of invested capital required to produce that profit (that is, the profit after tax less the cost of capital). The committee chose this measure as it is closely linked to the creation of additional value for shareholders. If EP is positive, shareholder value is being created. Through its design, the STI encourages participants to both sustain and improve upon performance levels reached in the prior year. Since EP is measured at the operating unit level, each manager in the organisation has an incentive to maximise the EP of his or her operating unit.

Other key components of the STI for the chief executive and senior executives include:

a. EP improvement targets are set for multiple years to encourage longer-term decision making and continuous improvement.

b. The committee has discretion to adjust the calculated awards for the chief executive and senior executives based on company performance related to safety, health and environmental issues; and their overall compliance with policies and commitment to Rinker’s code of business ethics and to the organisation’s values.

The responsibility for recommending final STI awards has been delegated to the committee by the board since they are in the most appropriate position to assess the performance of the chief executive and senior executives. Each year, the calculated EP performance results are reviewed by an independent third party and submitted to the committee. The committee then assesses Rinker’s actual performance against targets and determines if discretionary adjustments are merited for the chief executive or senior executives. Once this review is complete, the committee will recommend to the board the final values of the STI to be paid to the chief executive and senior executives.

Awards under the STI are made in each financial year and relate only to performance in that financial year. Accordingly, 100% of the STI awards to the chief executive and senior executives for the year ended 31 March 2006 (2006 STI) vested in that year and will be paid during the year ended 31 March 2007. No part of the 2006 STI awards for the chief executive and senior executives are payable in, or in respect of performance in, any other financial year. For the chief executive and senior executives, zero percent of the 2006 STI awards were forfeited in the year ended 31 March 2006 (based on the STI award for target performance).

Based on the excellent performance of Rinker during the year ended 31 March 2006, as measured by improvement in EP and achievement of individual goals, the board has approved for the chief executive and senior executives incentive awards equal to US$5,289,844. This represents the maximum payout allowed under the STI for the chief executive and for most of the senior executives. These amounts are fully accrued and expensed in Rinker’s accounts during the year in which they are earned.

COMPANY PERFORMANCE

Rinker’s strong performance over the past three years has resulted in high levels of compensation being paid to some employees participating in the short-term incentive plan. If performance is maintained, we anticipate the current long-term plans to vest. Because these plans are designed to align participant’s interest with those of shareholders, both have benefited from Rinker’s strong performance to date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26          KEY MANAGEMENT PERSONNEL (continued)

Performance Share Plan (Rinker PSP)

The Performance Share Plan (PSP) is a long-term equity incentive plan for Rinker’s chief executive, senior executives and other executives making key contributions in Australia or the United States. The PSP is designed to align participants’ interest with those of shareholders by increasing the value of Rinker shares. Under the PSP, performance is measured by comparing Rinker’s total shareholder return (TSR) (share price appreciation plus dividends reinvested) with a group of peer companies. This is an equity based plan under which participants can earn Rinker shares or American Depositary Receipts (ADRs) or both. The Committee believes this best aligns the interests of participants in the PSP with those of its shareholders as it measures Rinker’s performance in generating returns to shareholders against its peer group of companies.

Although the maximum number of shares that could vest for each individual participant is limited by the number of shares granted, as the market price of the shares increases (or decreases) so does the value of the grant to the participants.

The initial value of the award that can be potentially earned by a participant is based on market data, Rinker’s financial performance, as well as level of responsibility and individual performance.

The initial value of the potential award, as referred to above is applied under the PSP to purchase Rinker shares (or ADRs or both) on market in the ordinary course of trading on the Australian Stock Exchange (ASX) or the New York Stock Exchange (NYSE) or both. Once the shares are purchased on market, participants are entitled to any dividends, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to vesting. Each participant may direct the plan trustee how to vote any shares held on the participant’s behalf. In the absence of those directions the shares will not be voted.

As at 31 March 2006 there were two grant cycles outstanding under the PSP. The vesting hurdle for both cycles is Rinker’s TSR percentile ranking within a group of peer companies between:

  •  1 April 2004 and 31 March 2007 for the grant made during the year ended 2005; and

  •  1 April 2005 and 31 March 2008 for the grants made during the year ended 2006.

To ensure objectivity in assessing performance, at the end of each performance period, an independent third party will review Rinker’s TSR performance and its ranking against the group of peer companies. For both cycles, 20% of the award will vest at 25th percentile performance and increase up to 100% vesting at 75th percentile performance versus the group of peer companies.

For the grants issued during the year ended 31 March 2005 and 2006, the peer companies include: Boral Limited, Cemex SA de CV, CRH plc, Florida Rock Industries, Inc., Hanson plc, Heidelberg Cement AG, Holcim Limited, Lafarge North America, Inc., Lafarge SA, Martin Marietta Materials, Inc., St. Lawrence Cement Group, Inc., US Concrete, Inc., and Vulcan Materials Company.

A pro rata (1/3rd) share of the PSP award grant related to the year ended 31 March 2006 and 2005, has been included in the compensation table under the heading “Share-based Incentives - Equity”.

During the year ended 31 March 2006, the committee undertook a review of the PSP design. Among other factors considered during this review, the committee also took into account concerns expressed by shareholders when considering the adoption of last year’s remuneration report. After this review, the committee recommended and the board approved modifications to future grants. Effective with grants awarded in the year ended 31 March 2007 and thereafter, a portion of the award will vest at 50th percentile performance and increase up to 100% vesting at 75th percentile performance versus the group of peer companies. No portion of the awards will vest for performance below the 50th percentile when compared to the peer group of companies.

The cost of shares granted under the performance share plan are estimated by reference to fair value at the date of grant. Fair value is measured using the binomial pricing model. The weighted average fair value of the 2,399,250 (2005: 2,439,200) shares granted under the plan was measured at US$6.80 (2005: US$3.77).

The following represents the inputs to the binomial pricing model used in estimating fair value:

	2006		2005

Grant date share price:	US$	9.32	US$	5.47
Risk free rate	5.17%		5.70%
Dividend yield	2.00%		2.00%
Volatility factor	25.00%		25.00%
Weighted average expected life (yrs)	2.8		3.0

The fair value is being expensed on a straight-line basis over the three year vesting period of each grant. During the fiscal year 2006, US$8.7 million was recorded in income in respect of the performance share plan, of which US$5.4 million represented the pro rata cost of the shares issued during fiscal year 2006, and US$3.3 million represented the pro rata cost of the shares issued during fiscal year 2005. Cash paid for the 2,086,750 shares acquired on market on behalf of plan participants during the year ended 31 March 2006, totalling US$23.7 million, was recorded as a reduction of equity and recognised as shares held in trust in the balance sheet.

During fiscal year 2005, US$3.3 million was recognised in income in respect of the 2,439,200 shares granted under the 2005 performance share plan. Cash paid to acquire shares on behalf of plan participants, totalling US$19.9 million, was recognised in the balance sheet as shares held in trust.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26          KEY MANAGEMENT PERSONNEL (continued)

Table 2: Fiscal Year 2006 and 2005 Performance Share Plan Award for the chief executive and senior executives

(Amounts shown in number of Rinker shares)

	2006				2005
	YEAR ENDED		PERFORMANCE AT	PERFORMANCE AT	YEAR ENDED		PERFORMANCE AT	PERFORMANCE AT
	31 MARCH	PERFORMANCE BELOW	50TH PERCENTILE	OR ABOVE 75TH	31 MARCH	PERFORMANCE BELOW	50TH PERCENTILE	OR ABOVE 75TH
	TOTAL NUMBER OF	25TH PERCENTILE	TARGET LEVEL	PERCENTILE	TOTAL NUMBER OF	25TH PERCENTILE	TARGET LEVEL	PERCENTILE
NAME	SHARES GRANTED (1)	0% VESTING	40% VESTING	100% VESTING	SHARES GRANTED (1)	0% VESTING	40% VESTING	100% VESTING

David Clarke	493,000	0	197,200	493,000	500,000	0	200,000	500,000

Karl Watson, Jr.	107,000	0	42,800	107,000	120,000	0	48,000	120,000

Karl Watson, Sr.	113,000	0	45,200	113,000	120,000	0	48,000	120,000

Thomas Burmeister	113,000	0	45,200	113,000	120,000	0	48,000	120,000

David Berger	111,000	0	44,400	111,000	120,000	0	48,000	120,000

Sharon DeHayes	110,000	0	44,000	110,000	120,000	0	48,000	120,000

Duncan Gage	110,000	0	44,000	110,000	100,000	0	40,000	100,000

Ira Fialkow	105,000	0	42,000	105,000	100,000	0	40,000	100,000

Peter Abraham	45,000	0	18,000	45,000	35,000	0	14,000	35,000

Debra Stirling	31,000	0	12,400	31,000	25,000	0	10,000	25,000

(1)

Total number of shares granted represents the maximum number of shares that may vest if Rinker’s TSR reaches 75th percentile performance or above when compared to a specified group of peer companies. The chief executive and senior management team are also eligible to receive dividends, returns on capital or other distributions made with respect to these shares. Once the shares are purchased, they may also direct the trustee how to vote these shares.

Rinker Cash Award Share Plan (Rinker CASP)

The Cash Award Share Plan (CASP) is a long-term equity incentive plan for Australian-based senior executives and other executives making key contributions that was also designed to promote the Total Shareholder Return (TSR) of Rinker shares. This Plan mirrored a similar plan operating in CSR Limited at the time of Rinker’s demerger from CSR and was introduced shortly following the demerger. CASP was superseded by the Performance Share Plan effective from 1 April 2004. No shares were purchased under the Plan during the year ended 31 March 2005 and 2006, and the 293,437 shares purchased (at a cost of US$1.2 million (A$1.6 million)) during 2004 remained outstanding.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential incentive was based on level of responsibility and performance. The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met. The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between 11 August 2003 and any time between 11 August 2006 and 11 August 2008. To ensure objectivity in assessing performance, prior to the end of the performance period, an independent third party will review Rinker’s TSR performance and its ranking against the S&P/ASX 200. Each offer is also subject to a minimum holding period. Shares cannot be withdrawn from CASP until 10 years from the date of grant, or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

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

A pro rata (1/3rd) share of the CASP award grant related to the year ended 31 March 2006 and 2005, has been included in table 1 in these notes to the financial statements under the heading “Share-based Incentives - Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

THOUSANDS OF DOLLARS	US$	US$
YEAR ENDED 31 MARCH	2006	2005

27 AUDITORS’ REMUNERATION

Auditing and reviewing the financial report of the parent entity (including the consolidated entity) and each controlled entity
Auditor of parent entity:
Deloitte Touche Tohmatsu in Australia	788	697
Deloitte Touche Tohmatsu outside of Australia	1,313	1,245
	2,101	1,942

Audit related services:
Deloitte Touche Tohmatsu in Australia	—	4
Deloitte Touche Tohmatsu outside of Australia	55	72
	55	76

Taxation Services:
Taxation strategy and compliance
Deloitte Touche Tohmatsu outside of Australia	—	122
	—	122

Other fees (1):
Deloitte Touche Tohmatsu in Australia	184	—
Deloitte Touche Tohmatsu outside of Australia	79	—
	263	—
Total auditors’ remuneration	2,419	2,140

(1) Other fees relate to acquisition due diligence work and scrutineering.

28          FINANCIAL INSTRUMENTS

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenue and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed under “Significant accounting policies”.

Interest rate exposure

Interest rate exposure is managed with an objective of reducing year to year volatility to interest costs to obtain a stable and predictable interest expense outcome. To achieve this result, Rinker group entities enter into interest rate hedges using interest rate swaps.

As at 31 March 2006 approximately 98 percent of the Rinker group’s gross debt is US dollar denominated.

Foreign exchange risk exposure

For the year ended 31 March 2006, around 80% of the Rinker group’s trading revenue was generated by Rinker Materials in the US. For the years ended 31 March 2006 and 2005, there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realised exchange gains or losses. As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes. An appreciation of the A$ relative to the US$ would be expected to have a favourable impact on the Rinker group’s US$ results.

Funding and Liquidity Risk

In addition to the high level of free cash flow generated by the group, Rinker arranges its funding to manage liquidity risk by maintaining:

(a) an appropriate maturity profile through the use of long-term borrowings, and avoiding undue concentrations of maturities or refinancing risk;

(b) access to substantial committed bank facilities, with maturities ranging from 364 days to 4 years; and

(c) access to short-term funding sources through, amongst other avenues, the commercial paper market.

This approach provides Rinker with a flexible, cost-effective funding structure that manages risk while allowing the group to respond to strategic opportunities as they arise.

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

Credit exposure of interest rate derivatives is represented by the fair value of the contracts. The carrying amounts of financial assets included in the Rinker group’s financial statements represent the Rinker group’s exposure to credit risk in relation to these assets.

As at 31 March 2006 and 2005, the Rinker group had no significant concentration of credit risk for derivative instruments with any single counterparty or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and markets in which the Rinker group does business, as well as the dispersion across many geographic areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28          FINANCIAL INSTRUMENTS (continued)

Fair value

Except as detailed in the interest rate risk exposure table below, the carrying amount of financial assets and liabilities recorded in the financial statements approximates their fair values. Fair value represents in relation to an asset, the fair value were the asset to be exchanged and in relation to a liability, the fair value were the liability to be settled.

The following assumptions and methods were used to estimate fair value:

Interest rate swaps - The fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short-term loans and deposits, receivables, payables and short-term borrowings - The carrying amounts of these financial instruments approximate fair value due to their short maturity.

Long-term borrowings - The present value of expected cash flows have been used to determine fair value using interest rates derived from market parameters that accurately reflect their term structure.

Interest rate swap contracts

Under interest rate swap contracts, the consolidated entity agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the consolidated entity to mitigate the risk of changing interest rates on debt outstanding. The fair value of interest rate swaps are based on market values of equivalent instruments at the reporting date and are disclosed below. The average interest rate is based on the outstanding balances at the start of the financial year.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding as at reporting date:

OUTSTANDING FLOATING TO FIXED CONTRACTS	Average contracted		Notional principal
US$ MILLION	fixed interest rate %		amount		Fair value
As at 31 March	2006	2005	2006	2005	2006	2005
Less than 1 year	3.3%	—	125	—	1.6	—
1 to 2 years	3.5%	3.3%	125	125	2.9	1.4
2 to 3 years	—	3.5%	—	125	—	2.0
			250	250	4.5	3.4

From 1 April 2005, interest rate swap contracts exchanging floating rate interest amounts to fixed rate interest amounts are designated and effective as cash flow hedges. Interest rate swaps outstanding at 1 April 2005 were recognised as financial assets on adoption of the accounting policies specified in Note 1.

Fair Values

Set out below is a comparison by category of carrying amounts and fair values of all of the Group’s financial instruments.

AS AT 31 MARCH	CARRYING AMOUNT (a)		FAIR VALUE
US$ MILLION	2006	2005	2006	2005
Financial assets:
Cash and cash equivalents	289.1	588.2	289.1	588.2
Trade receivables	646.7	556.4	646.7	556.4
Other receivables	70.8	91.9	70.8	91.9
Interest rate swaps (fixed rate payer against US$ Libor) (a)	4.5	—	4.5	—
Other financial assets	32.6	22.5	32.6	22.5
Financial liabilities:
Trade payables	(440.9)	(398.0)	(440.9)	(398.0)
Other payables	(195.4)	(143.0)	(195.4)	(143.0)
Provisions	(214.8)	(202.4)	(214.8)	(202.4)
Long-term debt
Fixed rate US$ debt	(352.2)	(603.0)	(392.2)	(667.7)
Floating rate US$ debt	(285.0)	(248.2)	(285.0)	(248.2)
Other A$ debt	(4.1)	(6.8)	(4.1)	(6.8)
Other CNY debt	(6.2)	(6.0)	(6.2)	(6.0)
Short-term debt
Fixed rate CNY debt	(3.1)	(3.0)	(3.1)	(3.0)
Other US$ debt	—	(1.0)	—	(1.0)
Total borrowings	(650.6)	(868.0)	(690.6)	(932.7)
Total	(458.0)	(352.4)	(498.0)	(417.1)

Off balance sheet:
Interest rate swaps	—	—	—	3.4
Total	—	—	—	3.4

(a) As discussed in the significant accounting policies, Rinker group adopted AASB 139, “Financial Instruments: Recognition and Measurement” on 1 April 2005. The change in accounting policy calls for the recognition and measurement of derivative financial instruments at fair value. The consolidated entity elected not to restate comparative information for financial instruments. The fair value of derivative financial instruments as at 31 March 2005 was not recognised in the balance sheet but is disclosed as an off balance sheet item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28          FINANCIAL INSTRUMENTS (continued)

Interest rate sensitivity and risk management

The Rinker group enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The Rinker group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the Rinker group’s interest rate exposure and should be read in conjunction with Note 21.

Gains/losses on hedging instruments recognised directly in equity are shown in the Statement of Recognised Income and Expense.

Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

	WEIGHTED AVERAGE
INTEREST RATE RISK EXPOSURE	TERM		FIXED MATURITIES						NON-
AS AT 31 MARCH 2006	IN	RATE	1 YEAR	1 TO 2	2 TO 3	3 TO 4	4 TO 5	OVER 5	INTEREST
US$ MILLION	YEARS	%PA (a)	OR LESS	YEARS	YEARS	YEARS	YEARS	YEARS	BEARING		TOTAL
Financial assets:
Cash and cash equivalents (variable interest rate)	—	4.5	289.1	—	—	—	—	—	—		289.1
Interest rate swaps
(fixed rate payer against US$ Libor)	1.0	3.4	—	—	—	—	—	—	4.5	(c)	4.5
Financial liabilities:
Long-term debt
Fixed rate US$ debt	10.9	5.8	(0.7)	(0.5)	(0.3)	(0.3)	(200.2)	(150.2)	—		(352.2)
Floating rate US$ debt (b)	3.5	5.0	—	—	—	(130.0)	(155.0)	—	—		(285.0)
Other A$ debt	10.3	1.2	(1.5)	(0.6)	(0.5)	(0.5)	(0.5)	(0.5)	—		(4.1)
Fixed rate CNY debt	1.1	5.1	—	(6.2)	—	—	—	—	—		(6.2)
Short-term debt
Fixed rate CNY debt	—	4.9	(3.1)	—	—	—	—	—	—		(3.1)
Total borrowings			(5.3)	(7.3)	(0.8)	(130.8)	(355.7)	(150.7)	—		(650.6)
Total			283.8	(7.3)	(0.8)	(130.8)	(355.7)	(150.7)	4.5		(357.0)

(a)              Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b)              This debt can be refinanced using existing standby facilities.

(c)              This represents the fair value of the swaps. The fair value does not mature or require repayment.

	WEIGHTED AVERAGE
INTEREST RATE RISK EXPOSURE	TERM		FIXED MATURITIES						NON-
AS AT 31 MARCH 2005	IN	RATE	1 YEAR	1 TO 2	2 TO 3	3 TO 4	4 TO 5	OVER 5	INTEREST
US$ MILLION	YEARS	%PA (a)	OR LESS	YEARS	YEARS	YEARS	YEARS	YEARS	BEARING		TOTAL
Financial assets:
Cash and cash equivalents (variable interest rate)	—	4.1	588.2	—	—	—	—	—	—		588.2
Interest rate swaps
(fixed rate payer against US$ Libor)	2.0	3.4	—	—	—	—	—	—	3.4	(c)	3.4
Financial liabilities:
Long-term debt
Fixed rate US$ debt	7.0	6.2	(250.8)	(0.7)	(0.7)	(0.2)	(0.3)	(350.3)	—		(603.0)
Floating rate US$ debt (b)	3.6	2.4	—	—	—	(98.2)	(150.0)	—	—		(248.2)
Other A$ debt	4.5	0.8	(2.3)	(1.4)	(0.9)	(0.5)	(0.4)	(1.3)	—		(6.8)
Fixed rate CNY debt	2.2	5.2	—	—	(6.0)	—	—	—	—		(6.0)
Short-term debt
Fixed rate CNY debt	0.1	4.9	(3.0)	—	—	—	—	—	—		(3.0)
Other US$ debt	1.0	5.8	(1.0)	—	—	—	—	—	—		(1.0)
Total borrowings			(257.1)	(2.1)	(7.6)	(98.9)	(150.7)	(351.6)	—		(868.0)
Total			331.1	(2.1)	(7.6)	(98.9)	(150.7)	(351.6)	3.4		(276.4)

(a)              Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b)              This debt can be refinanced using existing standby facilities.

(c)              This represents the fair value of the swaps. The fair value does not mature or require repayment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005

29 CONTRACTED CAPITAL EXPENDITURE

Contracted capital expenditure
Estimated capital expenditure contracted for at balance date but not provided for:
Payable within one year - controlled entities	61.5	53.9
Payable within one year - associate entities	2.3	1.9
Total contracted capital expenditure	63.8	55.8

30 CONTRACTED OPERATING LEASE AND HIRE EXPENDITURE

Contracted operating lease and hire expenditure commitments not otherwise provided for in the financial statements:
land and buildings	98.8	68.6
quarry and other raw material reserves	89.2	81.2
plant and equipment	33.2	36.7
	221.2	186.5
Contracted operating lease and hire expenditure comprises:
Operating leases
Non-cancellable payable
within 1 year	35.7	32.7
between 1 and 3 years	53.1	41.9
between 3 and 5 years	35.2	31.8
after 5 years	62.5	50.9
	186.5	157.3
Other operating leases
within 1 year	5.5	2.6
between 1 and 3 years	6.5	4.2
between 3 and 5 years	3.9	2.7
after 5 years	10.5	6.0
	26.4	15.5
Consolidated entity’s share of associate entities’ operating lease and hire expenditure commitments:
within 1 year	1.8	3.6
between 1 and 3 years	2.5	3.2
between 3 and 5 years	1.0	2.7
after 5 years	3.0	4.2
	8.3	13.7
Total operating lease and hire expenditure	221.2	186.5
Finance leases payable
within 1 year	0.2	0.2
between 1 and 3 years	0.1	0.3
between 3 and 5 years	—	—
Total minimum finance lease payments	0.3	0.5
Less amounts provided for in the financial statements
current lease liabilities	0.2	0.2
non-current lease liabilities	0.1	0.3
Finance lease expenditure not otherwise provided for in the financial statements	—	—
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	221.2	186.5

Contingent rentals for 2006 and 2005 financial years were not material. The leases on most of the Rinker group’s rental premises contain renewal options. The Rinker group’s decision to exercise renewal options is primarily dependent upon the level of business conducted at the location and the profitability thereof. Leased plant and equipment consists primarily of mobile equipment, computer related items, and to a lesser extent fixed production equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31          IMPAIRMENT TESTING

Under A-IFRS, the Rinker group reviews the carrying amounts of its tangible and intangible assets annually at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, the Rinker group is required to write-down these assets to their estimated recoverable amount, generally the higher of fair value less costs to sell and value in use. Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amounts involve significant judgments by Rinker group entities’ management and represent the estimated current value of the cash flows arising from the proposed continued use or the sale of the assets. In calculating recoverable amounts, Rinker group entities discount cash flows to present value. Management calculates the cash flows utilising forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. Rinker group entities’ management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Impairment losses are measured as the amount by which the carrying value of the assets exceeds their recoverable amount as calculated above. Impairment losses are recognised immediately in earnings. There were no material impairment losses in fiscal years 2006 and 2005.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in earnings.

Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions. Key assumptions include discount rates, sales volumes, average selling price and cost assumptions. Discount rates are based on the estimated cost of capital in the applicable country. Sales volumes, average selling price and cost assumptions all use historical results as a base and are adjusted based on forecast assumptions derived from past experience. Adjustments include approved strategic initiatives by the Rinker group and any expected external factors, such as economic activity levels, degree of competition and the relevant Rinker group entity’s position in the market for the business under review.

Goodwill and intangible assets with indefinite lives are tested for impairment annually at the balance date and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Goodwill is disclosed by Segment in Note 2 of the financial statements.

32          NON-CASH FINANCING AND INVESTING ACTIVITIES

There were no material non-cash transactions during the years shown other than those disclosed elsewhere in the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33          RELATED PARTY INFORMATION

TRANSACTIONS WITHIN WHOLLY-OWNED GROUP

During the year Rinker Group Limited received dividends from its wholly-owned controlled entities, advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities. All transactions during the year ended 31 March 2006 with related parties were on commercial terms and conditions. Other than as described above or in Note 35, no material amounts were receivable from, or payable to, related parties as at 31 March 2006 and 2005, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

DIRECTORS AND DIRECTOR-RELATED ENTITIES

The directors who held office during the year and their holdings of Rinker Group Limited securities, are detailed in the table below. Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company’s constitution in respect of entitlements to retirement and termination payments. These entitlements were frozen as at 31 March 2004.

TRANSACTIONS WITH DIRECTORS AND DIRECTOR-RELATED ENTITIES

During the fiscal year Rinker group entities purchased services at arm’s length terms from trucking services companies whose president is a stepson of Karl H. Watson, Sr., a key manager and director of Rinker Materials of Florida, Inc. and Florida Crushed Stone Company before his retirement at 31 March 2006. The purchases totalled US$17,261,000 (2005: US$12,023,000). The outstanding payables balance at 31 March 2006 was $0.2 million (2005: n/a).

Other transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favourable than those available to other customers, employees, or shareholders include: the acquisition of shares in Rinker Group Limited under the employee share plans, dividends from ordinary shares in Rinker Group Limited, the sale of goods and services, contracts of employment and reimbursement of expenses, and contracts of employment with relatives of directors on either a full-time or work experience basis.

SHAREHOLDINGS OF DIRECTORS AND DIRECTOR-RELATED ENTITIES

The holdings of directors at 31 March 2006 is given below.

	NATURE OF		BALANCE	GRANTED SUBJECT TO	NET CHANGES	BALANCE
	HOLDINGS (1)	NOTE	31 March 2005	PERFORMANCE HURDLE	OTHER (2)	31 March 2006
Rinker Group Limited directors shareholdings
John Arthur	Ordinary		17,663	—	—	17,663
	CASP / PSP	3	—	—	—	—
	ESAP	4	14,742	—	8,559	23,301
	US Deferral Plan	5	—	—	—	—
	TOTAL		32,405	—	8,559	40,964

David Clarke	Ordinary		261,499	—	—	261,499
	CASP / PSP	3	500,000	493,000	—	993,000
	ESAP	4	—	—	—	—
	US Deferral Plan	5	249,020	—	—	249,020
	TOTAL		1,010,519	493,000	—	1,503,519

Marshall Criser	Ordinary		34,000	—	14,500	48,500
	CASP / PSP	3	—	—	—	—
	ESAP	4	—	—	—	—
	US Deferral Plan	5	—	—	3,782	3,782
	TOTAL		34,000	—	18,282	52,282

John Ingram	Ordinary		15,000	—	—	15,000
	CASP / PSP	3	—	—	—	—
	ESAP	4	1,635	—	1,766	3,401
	US Deferral Plan	5	—	—	—	—
	TOTAL		16,635	—	1,766	18,401

John Morschel	Ordinary		39,640	—	—	39,640
	CASP / PSP	3	—	—	—	—
	ESAP	4	17,822	—	6,619	24,441
	US Deferral Plan	5	—	—	—	—
	TOTAL		57,462	—	6,619	64,081

Walter Revell	Ordinary		20,000	—	—	20,000
	CASP / PSP	3	—	—	—	—
	ESAP	4	—	—	—	—
	US Deferral Plan	5	—	—	—	—
	TOTAL		20,000	—	—	20,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33          RELATED PARTY INFORMATION (continued)

SHAREHOLDINGS OF EXECUTIVES AND EXECUTIVE-RELATED ENTITIES

The holdings of executives at 31 March 2006 is given below.

			BALANCE	GRANTED SUBJECT TO	NET CHANGES	BALANCE
	PLAN (1)	NOTE	31 March 2005	PERFORMANCE HURDLE	OTHER (2)	31 March 2006

Peter Abraham	Ordinary		130,973	—	—	130,973
	CASP / PSP	3	62,796	45,000	—	107,796
	ESAP	4	8,774	—	3,531	12,305
	US Deferral Plan	5	—	—	—	—
	TOTAL		202,543	45,000	3,531	251,074

David Berger	Ordinary		36,162	—	—	36,162
	CASP / PSP	3	120,000	111,000	—	231,000
	ESAP	4	—	—	—	—
	US Deferral Plan	5	118,251	—	—	118,251
	TOTAL		274,413	111,000	—	385,413

Tom Burmeister	Ordinary		20,000	—	—	20,000
	CASP / PSP	3	120,000	113,000	—	233,000
	ESAP	4	—	—	—	—
	US Deferral Plan	5	52,002	—	11,305	63,307
	TOTAL		192,002	113,000	11,305	316,307

Sharon DeHayes	Ordinary		21,495	—	—	21,495
	CASP / PSP	3	120,000	110,000	—	230,000
	ESAP	4	—	—	—	—
	US Deferral Plan	5	22,043	—	25,305	47,348
	TOTAL		163,538	110,000	25,305	298,843

Ira Fialkow	Ordinary		24,370	—	—	24,370
	CASP / PSP	3	100,000	105,000	—	205,000
	ESAP	4	—	—	—	—
	US Deferral Plan	5	77,860	—	8,434	86,294
	TOTAL		202,230	105,000	8,434	315,664

Duncan Gage	Ordinary		—	—	—	—
	CASP / PSP	3	100,000	110,000	—	210,000
	ESAP	4	—	—	—	—
	US Deferral Plan	5	40,121	—	—	40,121
	TOTAL		140,121	110,000	—	250,121

Debra Stirling	Ordinary		214,077	—	50	214,127
	CASP / PSP	3	43,531	31,000	—	74,531
	ESAP	4	57,043	—	—	57,043
	US Deferral Plan	5	—	—	—	—
	TOTAL		314,651	31,000	50	345,701

Karl Watson Jr.	Ordinary		13,100	—	—	13,100
	CASP / PSP	3	173,369	107,000	—	280,369
	ESAP	4	143,768	—	—	143,768
	US Deferral Plan	5	—	—	75,220	75,220
	TOTAL		330,237	107,000	75,220	512,457

Karl Watson Sr. (6)	Ordinary		10,500	—	31,299	41,799
	CASP / PSP	3	120,000	113,000	—	233,000
	ESAP	4	—	—	—	—
	US Deferral Plan	5	43,339	—	—	43,339
	TOTAL		173,839	113,000	31,299	318,138

No directors or senior executives have entered into transactions that would limit the economic risk of their holdings in Rinker’s shares.

(1)	Including ADRs (if applicable).
(2)	Includes changes resulting from purchases and sales during the year. This column will also show, when applicable, the vesting or forfeiture of shares held under CASP and PSP.
(3)

CASP and PSP shares are at risk and will be eligible to vest if performance criteria are met. PSP shares granted during the year ended 31 March 2006 were granted on 11 May 2005 and 16 February 2006. The number of shares listed includes shares that have been granted but may not yet have been purchased.

(4)	Shares purchased by the executive under the ESAP scheme.
(5)	Shares acquired under Rinker Materials Benefit Restoration and Voluntary Deferral Plan.
(6)	Karl Watson, Sr announced his retirement effective 31 March 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34          DEFINED BENEFIT PLANS

Rinker Group Limited and its controlled entities participate in a number of defined benefit and contribution funds in Australia, the United States and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependents on death. The estimated liability for the total defined benefit obligation is accrued on the balance sheet. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

DEFINED BENEFIT FUNDS

The benefits provided by the defined benefit fund is based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. The cost of providing benefits is recorded in the income statement. The cost of providing benefits recorded in the income statement is based on the actuarial estimate of the annual cost of funding members’ benefits using the Projected Unit Credit Method. Actuarial valuations are carried out at each reporting date. Differences between actuarial estimates and actual results are recorded directly in equity and presented in the Statement of Recognised Income and Expense. These differences, also known as actuarial gains and losses, arise from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has been recognised as a liability in the financial statements.

For US and Australian plans, the plan actuaries have not recommended that additional contributions beyond the current contribution level be made. Funding recommendations are made by the actuaries based on their forecast of various matters, including future plan assets performance, interest rates, and salary increases.

Harwood Superannuation Fund

In Australia, Rinker group entities participate in the defined benefit Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker group employees who are currently members of that fund and any new employees who become members of that fund. The benefits provided by the defined benefit fund is based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. CSR Limited and Rinker Group Limited each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which are revalued by the actuary at least annually. Rinker Group Limited is responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed within the Rinker group post-demerger by their respective group companies.

	2006	2005
KEY ASSUMPTIONS USED (EXPRESSED AS WEIGHTED AVERAGES):	%	%
Discount rate(s)	5.6%	5.7%
Expected return on plan assets (a)	7.9%	7.8%
Expected rate(s) of salary increase	4.0%	4.2%

(a) To develop the expected long-term rate of return on assets assumption, Rinker group considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

	US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	2006	2005

Amounts recognised in income in respect of these defined benefit plans are as follows:
Current service cost	2.6	2.6
Interest cost	4.2	4.1
Expected return on plan assets	(3.8)	(3.2)
Total included in employee benefit expense	3.0	3.5

Actuarial losses/(gains) incurred during the year and recognised in the Statement of Recognised Income and Expense	4.8	3.9

Cumulative actuarial gains and losses recognised in the Statement of Recognised Income and Expense	8.7	3.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	2006	2005

34 DEFINED BENEFIT PLANS (continued)

The amount included in the balance sheet arising from the entity’s obligations in respect of its defined benefit plans is as follows:
Present value of funded defined benefit obligations	83.1	76.7
Fair value of plan assets	58.2	54.8
Net liability (asset) arising from defined benefit obligations	24.9	21.9

Movements in the present value of the defined benefit obligations were as follows:
Defined benefit obligation at the beginning of the year	76.7	70.1
Current service cost	2.6	2.6
Interest cost	4.2	4.1
Actuarial losses (gains)	5.5	4.1
Benefits paid	(5.1)	(4.2)
Foreign exchange adjustments	(0.8)	—
Defined benefit obligation at the end of the year	83.1	76.7

Movements in the present value of the plan assets were as follows:
Fair value of plan assets at the beginning of the year	54.8	47.4
Expected return on plan assets	3.8	3.2
Actuarial gains (losses)	0.7	0.2
Contributions from employer	4.9	8.2
Benefits paid	(5.1)	(4.2)
Foreign exchange adjustments	(0.9)	—
Fair value of plan assets at the end of the year	58.2	54.8

The actual return on plan assets was US$4.5 million (2005: US$3.4 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34          DEFINED BENEFIT PLANS (continued)

The analysis of the plan assets at the balance sheet date is as follows:

	Fair value
	of plan assets
	2006	2005
AS AT 31 MARCH	%	%

Equity Securities	55%	56%
Debt Securities	38%	37%
Real Estate	6%	7%
Other	1%	0%
Total	100%	100%

POST-EMPLOYMENT MEDICAL BENEFITS PLANS

Rinker Materials subsidises post-retirement medical benefits in the United States to certain employees and pensioners on a pay-as-you-go basis. The group’s cash contributions for the year ended 31 March 2006 totalled US$0.1 million (2005: US$0.2 million). US$0.1 million was recognised in expense in respect of these plans during fiscal year 2006 (2005: US$0.1 million). Actuarial gains of US$0.6 million (2005: US$0.2 million loss) were recognised directly in the Statement of Recognised Income and Expense. The total deficit of US$1.5 million (2005: US$2.0 million) based on the last actuarial review was recognised in the balance sheet.

AS AT 31 MARCH	2006	2005
Weighted average assumptions used to determine benefit obligations:
Discount rate	5.6%	5.8%
Health care cost trend rate assumed for next year	10.5%	12.0%
Ultimate trend rate	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2009	2009
Measured date	31-Mar-06	31-Mar-05

Weighted average assumptions used to determine post-employment medical expense:
Discount rate	5.8%	6.3%
Health care cost trend assumed for the next year	10.5%	12.0%
Ultimate trend rate	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2009	2009

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005
Effect of 1% increase in medical trend rate:
Present value of defined post-retirement benefit obligation	0.2	0.3
Sum of service cost plus interest cost	—	—

Effect of 1% decrease in medical trend rate
Present value of defined post-retirement benefit obligation	(0.2)	(0.2)
Sum of service cost plus interest cost	—	—

MULTI-EMPLOYER PLANS

Rinker group contributes to a number of multi-employer defined benefits plans, under the terms of enterprise bargaining/union agreements. Sufficient information is not available to account for the plans as a defined benefit plans. Contributions to these plans are expensed in the period incurred, and amounted to US$12.3 million during 2006 (2005: US$11.0 million).

DEFINED CONTRIBUTION PLANS

Rinker group contributes to a number of defined contribution plans. Contributions to these plans are expensed in the period incurred, and amounted to US$18.6 million during 2006 (2005: US$16.7 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35          EQUITY ACCOUNTING INFORMATION

			OWNERSHIP INTEREST		CARRYING AMOUNT
			%	%	US$MILLION	US$MILLION
Name of entity	Principal activity	Country of Incorporation	2006	2005	2006	2005

Cement Australia Holdings Pty Limited (a)	cement manufacture	Australia	25	25	108.9	118.3
Metromix Pty Limited	pre-mixed concrete	Australia	50	50	8.8	8.6
Penrith Lakes Development Corporation Ltd (b) (c)	aggregates	Australia	40	40	—	—
Granite Canyon Joint Venture (a)	aggregates	USA	49	49	4.8	4.5
Other immaterial associates					2.8	0.2
Associates (d)					125.3	131.6
Cement Australia Partnership (a)	cement distribution	Australia	25	25	5.5	6.5
Emoleum Partnership (a) (e)	road resurfacing	Australia	—	50	—	18.5
Other immaterial partnerships					2.1	3.0
Partnerships					7.6	28.0
Total associate entities					132.9	159.6

(a)              The year end is 31 December.

(b)             The year end is 30 June.

(c)              The group’s share of losses of Penrith Lakes Development Corporation (PLDC) beyond the value of its equity investment were recognised as a reduction of long-term loans advanced to the company, which, in substance, form part of Rinker’s investment in PLDC.

(d)             Not quoted on stock exchange.

(e)              The group’s partnership interest in Emoleum was disposed during the year ended 31 March 2006.

	US$ MILLION	US$ MILLION
	2006	2005
Equity accounted amount of investments at the beginning of the financial year	159.6	136.8
Share of associate entities’ profit before income tax expense	37.8	29.9
Share of income tax expense	(5.2)	5.2
Dividends and distributions received	(29.4)	(15.4)
Recognised against non-current receivables which in substance form part of the net investment in PLDC	(0.9)	0.3
Disposal of equity accounted investment	(21.9)	—
Capital invested	2.6	—
Foreign currency translation and other	(9.7)	2.8
Equity accounted amount of investments at the end of the financial year	132.9	159.6

One of Rinker’s associate companies and that associate company’s wholly-owned Australian resident entities have elected to consolidate and be treated as a single entity from 1 June 2003 under the legislation referred to in Note 10. The implementation of the tax consolidation system has been formally notified to the Australian Taxation Office. The financial impact of this election is included in Rinker’s aggregate share of profits of associate companies above.

	US$ MILLION	US$ MILLION
YEAR ENDED 31 MARCH	2006	2005

Summarised financial position of associate entities
Assets
cash	8.9	10.3
other current assets	225.4	331.7
property, plant and equipment	519.7	591.7
other non-current assets	319.4	301.0
Liabilities
current accounts payable	(127.8)	(169.4)
current borrowings and other liabilities	(57.2)	(56.0)
non-current liabilities	(566.0)	(623.7)
Net assets	322.4	385.6

Summarised financial performance of associate entities
Revenue	1,252.8	1,275.9
Net profit	113.9	105.1

Balances and transactions with associate entities
Current loans and receivables	4.2	13.0
Non-current loans and receivables	58.8	74.6
New loans and receivables	15.0	20.3
Loans and receivables repaid	25.0	40.4
Current payables	33.0	35.0
Purchases of goods and services	218.8	200.3
Sale of goods and services	41.8	45.1
Dividends and distributions received and receivable	29.4	15.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36          ACQUISITIONS AND DISPOSALS OF CONTROLLED ENTITIES AND BUSINESSES

During fiscal year 2006, the Rinker group completed certain acquisitions and disposals that were not individually significant to the company’s results of operations and financial position. The fair value of the aggregate net assets acquired/disposed and the aggregate consideration paid/received is presented below.

	CONSOLIDATED		CONSOLIDATED
	ACQUISITIONS		DISPOSALS
Value of net assets of controlled entities	US$ MILLION		US$ MILLION
and businesses acquired (disposed) (a) (b)	2006	2005	2006	2005
Cash	—	0.8	—	—
Receivables	15.8	4.4	12.7	11.8
Inventories	5.2	1.0	1.3	23.3
Other current assets	0.1	—	—	0.4
Investments	2.6	—	21.9	—
Property, plant and equipment	49.4	20.7	2.2	60.5
Intangibles	—	0.6	—	2.0
Other non-current assets	—	—	1.8	—
Payables	(3.6)	(1.3)	(12.0)	(9.6)
Provisions	(0.3)	—	(2.4)	—
	69.2	26.2	25.5	88.4
Goodwill acquired /disposed (c)	95.1	13.6	3.9	29.8
Divestment expenses	—	—	1.0	2.7
Gain (loss) on disposal	—	—	24.1	(12.5)
Total cash consideration (d)	164.3	39.8	54.5	108.4
Cash balances (acquired)	—	(0.8)	—	—
Deferred consideration and other	(3.5)	(5.8)	(0.8)	(3.6)
Total flow of cash	160.8	33.2	53.7	104.8

(a)          Operating results of the entities acquired (disposed of) are included in the income statement from the date acquired (up to the date disposed). The results since acquisition are not material to the Rinker group’s financial results.

(b)         Value of assets acquired represents the fair value of the assets and liabilities acquired as measured at the acquisition date. The carrying amount of the net assets acquired was approximately US$62.8 million (2005: US$20.9 million). The difference between the fair value and the carrying amount relates primarily to property, plant and equipment.

(c)          Included in goodwill recognised are items that cannot be individually separated and reliably measured due to their nature. These include new customers and synergy benefits.

(d)         Total consideration is primarily composed of the acquisition of Keys Concrete on 2 March 2006 and the acquisition of Carder Concrete on 1 October 2005. However, none of the acquisitions during the 12 months ended 31 March 2006 or 2005 is individually material to the results of Rinker group. The initial accounting for the Keys Concrete acquisition including the cost of the combination and designation of the fair values assigned to the assets and liabilities has been determined provisionally, due to the proximity to year end. Any adjustments to these provisional values will be recognised during the financial year ended 31 March 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

37          PARTICULARS RELATING TO CONSOLIDATED ENTITIES

		% RINKER GROUP				% RINKER GROUP
	COUNTRY OF	OWNERSHIP			COUNTRY OF	OWNERSHIP
	INCORPORATION	2006	2005		INCORPORATION	2006	2005

PARENT ENTITY
Rinker Group Limited

CONSOLIDATED ENTITIES
ALC Las Vegas Mining Claims, LLC	USA	100	100	Readymix Emoleum Services Pty Ltd (c)	Australia	—	100
American Limestone West, LLC	USA	100	100	Readymix Materials Holdings, LLC (d)	USA	100	—
ARC Management Company, Inc.	USA	100	100	Readymix Properties Pty Ltd	Australia	100	100
ARC Materials Corporation	USA	100	100	Readymix Roads Group Pty Ltd (c)	Australia	—	100
Ave Maria Rinker Materials, LLC (d)	USA	51	—	Rinker Australia Pty Limited (a)	Australia	100	100
ACN 065 064 502 Pty Ltd. (a)	Australia	100	100	Rinker Group Share Plan Pty Ltd	Australia	100	100
Bettaform Constructions Pty Ltd	Australia	100	100	Rinker Jamaica Ltd.	Jamaica	100	100
Birchtown Holdings, Inc. (d)	Canada	100	—	Rinker Materials AM Holdings, LLC (d)	USA	100	—
Broadway & Frame Premix Concrete Pty Ltd	Australia	100	100	Rinker Materials (Qingdao) Co Ltd	China	100	100
Excel Concrete (NSW) Pty Ltd	Australia	100	100	Rinker Materials (Tianjin) Co Ltd	China	100	100
Excel Concrete Pty Ltd	Australia	100	100	Rinker Management Company, Inc.	USA	100	100
FCS Las Vegas Mining Claims, LLC (e)	USA	—	100	Rinker Materials Caribbean, LLC	USA	100	100
Florida Crushed Stone Company	USA	100	100	Rinker Materials Corporation	USA	100	100
Fort Calhoun Stone Company	USA	100	100	Rinker Materials Leasing L.L.C.	USA	100	100
Guernsey Stone Company	USA	100	100	Rinker Materials Nevada, Inc.	USA	100	100
HBM Land, LLC (a)	USA	100	100	Rinker Materials of Florida, Inc.	USA	100	100
Hydro Conduit Corporation	USA	100	100	Rinker Materials South Central, Inc.	USA	100	100
Hydro Conduit Management Company, Inc.	USA	100	100	Rinker Materials Steel Framing, Inc.	USA	100	100
Hydro Conduit of Texas, LP	USA	100	100	Rinker Materials West, LLC	USA	100	100
Hydro Investments, Inc.	USA	100	100	Rinker Materials Western, Inc.	USA	100	100
KMC Las Vegas Mining Claims, LLC (e)	USA	—	100	Rinker Modular Systems, LLC	USA	100	100
Loven, Inc.	USA	100	100	Rinker Offshore Aggregates (Canada) Pty. Ltd (d)	Australia	100	—
LV Western Mining Claims, LLC	USA	100	100	Rinker Offshore Aggregates (Holdings) Pty. Ltd (d)	Australia	100	—
Marana Golf Inc.	USA	100	100	Rinker St. Lucia Ltd.	St Lucia	100	100
Mili, L.L.C.	USA	100	100	RMF Las Vegas Mining Claims, LLC (e)	USA	—	100
Minicon Pty Ltd	Australia	100	100	SKCOR, LLC	USA	100	100
New Cambria Group, Inc. (d)	Canada	100	—	Solano Concrete Company, Inc.	USA	100	100
Northwest Materials Holding Company	USA	100	100	Steel Construction Systems	USA	55	55
Oxi Golf, LLC (b)	USA	50	50	Tanner Companies (Yuma) Inc.	USA	100	100
Oxi, L.L.C.	USA	100	100	Twin Mountain Rock Company	USA	100	100
Pacific Rock Products Trucking, L.L.C.	USA	100	100	Twin Mountain Rock Venture	USA	51	51
Pacific Rock Products, L.L.C.	USA	100	100	United Metro Materials Inc.	USA	100	100
Port Roseway Marine, Inc. (d)	Canada	100	—	Western Equipment Company	USA	100	100
Quality Ready Mix, Inc. (b)	USA	50	50	Wilson Concrete Company	USA	100	100
Readymix Cement Pty Ltd	Australia	100	100	WPB Las Vegas Mining Claims, LLC (e)	USA	—	100

(a)              Legal name of controlled entity changed during the year

(b)              50% owned entity controlled as Rinker group exerts management control over entity

(c)              Controlled entity disposed during the year

(d)              Controlled entity formed during the year

(e)              Controlled entity merged into American Limestone West, LLC during the year

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$ MILLION	US$ MILLION
AS AT 31 MARCH	2006	2005

38 CONTINGENT LIABILITIES

Contingent liabilities, capable of estimation, arise in respect of the following categories
Performance bonds provided to third parties	87.7	72.8
Bank guarantees given by Rinker group (a)	91.0	74.9
Total contingent liabilities	178.7	147.7

(a)          Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year. The total bank guarantee facility available is US$153.1 million. No specific Rinker group assets are pledged as security for the bank guarantees. The guarantees would be called if Rinker group failed to meet contractual obligations relating to commercial contracts, quarry rehabilitation and insurance policy deductibles. No liabilities have been recognised in respect of these guarantees as the fair value of the guarantees is immaterial. No payments have been made by the banks under these guarantees in years ended 31 March 2006 or 2005.

Rinker Australia Pty Ltd (formerly Readymix Holdings Pty Ltd) acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers’ compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

39          SUBSEQUENT EVENTS

On 11 May 2006, the directors proposed a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR), or approximately A$455 million (approximately US$341 million assuming a 0.75 exchange rate). The return is subject to receiving a favourable class ruling from the Australian Tax Office confirming that it is a 100% capital return, and majority shareholder approval at the Annual General meeting on 18 July. Additionally, the directors declared a special dividend of 40 A$ cents per ordinary share (A$2.00 per ADR), or approximately A$364 million (approximately US$273 million assuming a 0.75 exchange rate). This special dividend is unfranked and will be paid on 4 July with a record date of 9 June. The entire dividend will be paid from the Rinker group’s conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders. The special dividend in respect of ordinary shares for the year ended 31 March 2006 has not been recognised in the financial statements because it was declared after 31 March 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

Provided below is a summary and explanation of the differences between net profit, shareholders’ equity and major balance sheet items disclosed in these financial statements and which would be reported if the financial statements were prepared in accordance with US GAAP. As a result of the Rinker group’s transition to A-IFRS on April 1, 2004, the reconciliations of net profit and net equity for 2005 published in previous periods have been restated to reflect the restated profit and net equity reported within the consolidated income statement and consolidated balance sheet. This summary and explanation is not intended to be a comprehensive US GAAP report.

RECONCILIATION OF NET PROFIT

		US$ MILLION	US$ MILLION
YEAR ENDED MARCH 31	NOTE	2006	2005

Net profit as reported in the consolidated income statement		743.6	498.2
Net profit attributable to minority interests		(3.4)	(5.0)
Net profit attributable to members of Rinker Group Limited		740.2	493.2

Revaluation of non-current assets	A	7.1	10.9
Restructure and rationalization	B	—	(2.8)
Other	F	7.7	(1.5)
Loss on equity accounted associates	D	(24.3)	—
Loss on disposal (goodwill amortization difference)	H	—	(5.8)
Superannuation (pension) fund	M	(3.3)	4.7
Post-retirement medical benefits	Q	0.4	0.6
Derivatives and hedging	N	—	1.5
Retirement of long-lived assets	R	(0.4)	(3.6)
Stock award plans	T	9.3	3.5
Overburden removal	O	1.1	1.4
Deferred tax effect of US GAAP adjustments		0.3	(1.3)
		(2.1)	7.6
US GAAP net profit attributable to members of Rinker Group
Limited before cumulative effect of change in accounting principle		738.1	500.8

Cumulative effect of change in accounting principle for EITF 04-6, net of tax of US$5.8 million	O	—	(10.8)

US GAAP net profit attributable to members of Rinker Group Limited		738.1	490.0

		(dollars per share)
Prior to change in accounting principle:
Basic earnings per share	I	0.80	0.53
Diluted earnings per share	I	0.80	0.53

Subsequent to change in accounting principle:
Basic earnings per share	I	0.80	0.52
Diluted earnings per share	I	0.80	0.52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

RECONCILIATION OF EQUITY

		US$ MILLION	US$ MILLION
AS AT MARCH 31	NOTE	2006	2005

Net equity as reported in the consolidated balance sheet		2,687.3	2,551.1
Net effect of US GAAP adjustments on items within the statement of financial position
CURRENT ASSETS
deferred income tax assets (reclassification from non-current, net)	E	12.9	13.5
inventory (overburden removal)	O	—	(0.4)

NON-CURRENT ASSETS
property, plant and equipment (revaluation)	A	(48.8)	(57.9)
property, plant, & equipment (retirement of long-lived assets)	R	0.7	0.5
intangibles (acquisition accounting goodwill)	C	55.8	55.8
intangibles (other)	F	—	(6.9)
intangibles (reverse SFAS 142 goodwill amortization)	H	97.5	105.7
intangibles (superannuation (pension) fund)	M	1.3	1.3
intangibles (acquisition tax balances)	S	(4.5)	(4.5)
deferred income tax assets (minimum pension liability)	M	—	(1.0)
investments accounted for using the equity method (fair value adjustment)	P	(59.8)	(64.1)
investments accounted for using the equity method (gain on sale)	G	36.8	39.7
other assets (stock award plans)	T	—	(0.3)
other assets (derivatives and hedging)	N	—	3.4
investment accounted for using the equity method	D	—	24.3
other assets (overburden removal)	O	(14.0)	(14.8)

CURRENT LIABILITIES
accrued lease expense	F	—	(1.1)

NON-CURRENT LIABILITIES
other (minimum pension liability)	M	0.6	2.3
deferred income tax liabilities (reclassification to current portion, net)	E	(12.9)	(13.5)
deferred income tax liabilities (derivatives and hedging)	N	—	(1.2)
deferred income tax liabilities (US GAAP adjustments)		(14.1)	(11.7)
provisions (post-retirement medical benefits)	Q	(3.1)	(2.8)

Minority interest		(9.1)	(7.3)
		39.3	59.0
US GAAP net equity		2,726.6	2,610.1

STATEMENT OF COMPREHENSIVE INCOME

		US$ MILLION	US$ MILLION
YEAR ENDED MARCH 31	NOTE	2006	2005

US GAAP net profit attributable to members of Rinker Group Limited		738.1	490.0
Other comprehensive income (loss)
foreign currency translation adjustment		(67.0)	29.9
minimum pension liability	M	(1.5)	(2.2)
unrealized gain on derivative instruments and hedging	N	1.4	11.6
		(67.1)	39.3
income tax benefit (expense) related to items of other comprehensive income (loss)		0.2	(1.7)

Total other comprehensive income (loss)		(66.9)	37.6
US GAAP total comprehensive income		671.2	527.6

Balance at the end of the financial year		365.5	432.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

EQUITY ROLLFORWARD	US$ MILLION
Balance as at April 1, 2004	2,230.3
Net profit attributable to members of Rinker Group Limited	490.0
Other comprehensive income (loss)	37.6
Increase in share capital (a)	(41.7)
Movement in shareholders’ loans	(0.5)
Dividends declared	(105.6)
Balance as at March 31, 2005	2,610.1

Balance as at March 31, 2005	2,610.1
Net profit attributable to members of Rinker Group Limited	738.1
Other comprehensive income (loss)	(66.9)
Decrease in share capital (a)	(360.3)
Dividends declared	(194.4)
Balance as at April 1, 2006	2,726.6

(a)          Reconciliation of A-IFRS movement of issued and paid-up capital to US GAAP movement in share capital

	US$ MILLION	US$ MILLION
	2006	2005

A-IFRS movement	(337.2)	(21.2)
US GAAP adjustments
Employee shares and share loans	—	0.7

Stock Award Plans - See Note T	(23.1)	(21.2)

US GAAP movement	(360.3)	(41.7)

Explanatory notes

The differences between US GAAP and A-IFRS are set out below.

A. Revaluation of non-current assets. Prior to April 1, 2001, superseded AGAAP allowed non-current assets to be revalued upwards via an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed.

Subsequent to April 1, 2001, the Rinker Group elected to apply the cost basis of recording property, plant and equipment, discontinue the practice of revaluing property, plant and equipment upwards and deemed all our revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward. This means that writedowns of assets may no longer be made through the asset revaluation reserve. As permitted under the transition rules to A-IFRS, these revaluations were not reversed. Assets which had previously been revalued upwards still require a US GAAP adjustment for depreciation and profit or loss on disposal.

Under A-IFRS, assets are reviewed annually to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount is estimated in order to determine the amount of the impairment, if any. Under US GAAP, property, plant and equipment and intangible assets with finite lives are tested for impairment when an event or change in circumstances indicates that the carrying amount may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from A-IFRS to US GAAP) to future undiscounted net cash flows expected to be generated from the assets’ use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques. There have been no differences in accounting for impairments of long-lived assets under A-IFRS and US GAAP.

B. Restructure and rationalization. Under A-IFRS, certain provisions were made for costs relating to the restructuring of manufacturing processes, plant closure and reorganization. At the time they were raised in fiscal year 2004 these provisions did not meet US GAAP recognition requirements and so were reversed. The restructuring and rationalization costs were expensed under US GAAP as actual costs were incurred during fiscal year 2005.

C. Acquisition accounting. US GAAP requires that deferred income taxes be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values determined in business combinations accounted for as a purchase. The creation of this deferred income tax liability gave rise to additional goodwill on acquisition which had been amortized over the estimated period of future benefits (not exceeding 20 years) prior to adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) by the Rinker group on April 1, 2002. Since adoption of SFAS 142, the balance of this goodwill is not amortized but is tested for impairment on an annual basis or when a trigger event occurs, and the deferred tax liability remains on the balance sheet.

No such deferred income tax liability was originally required for superseded AGAAP. However, under A-IFRS deferred tax liabilities are recognized for all taxable temporary differences. Therefore, upon the adoption of A-IFRS, these deferred tax liabilities were recognized as a transition adjustment. As permitted under A-IFRS transition rules, Rinker elected not to restate acquisition purchase accounting for acquisitions completed prior to the transition date. Therefore, under A-IFRS, the goodwill related to these acquisitions has not been restated.

D. Loss on equity accounted associates. During the year the Rinker group undertook a review of its US GAAP reporting. This review identified one interpretational difference in Rinker group’s application of US GAAP. The difference impacts the current year and prior year. In accordance with Accounting Principles Board (APB) Opinion No. 20 “Accounting Changes” and SEC Staff Accounting Bulletin No. 99 “Materiality”, this has been adjusted for in the US GAAP reconciliation in the current year, 2006, as it is not material. This resulted in a $24.3 million decrease in net income in 2006. The adjustment related to recording additional rehabilitation provision for Rinker group’s equity accounted associates.

E. Deferred income tax balances. Under both A-IFRS and US GAAP, deferred taxation liabilities are provided on differences between the book and tax bases of assets and liabilities except in certain limited circumstances. Under A-IFRS, deferred tax assets are recognized for future deductions and utilizations of tax carry forwards to the extent that it is more likely than not that suitable taxable profit is expected to be available. Under US GAAP, deferred tax assets are recognized at their full amounts and reduced by a valuation allowance to the extent it is more likely than not that suitable taxable profits will not be available. Deferred income tax assets under US GAAP at March 31, 2006 was $103.7 million and at March 31, 2005 was $78.8 million. Under A-IFRS, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax balances are classified as current or non-current based on the classification of assets and liabilities to which temporary differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

F. Other. Includes immaterial adjustments related to leases and tradenames.

G. Gain on sale of investment. On June 1, 2003 the Rinker group’s 50% interest in Australian Cement Holdings Pty Limited (“ACH”) was reduced to 25% after this business was merged with Queensland Cement Limited (“QCL”) to form Cement Australia Holding Pty Limited (“CA”). Under superseded AGAAP, the difference in the pre-merger carrying value of the investment in ACH (which approximated fair value) and the Rinker group’s share of net assets of CA subsequent to the merger (“goodwill”) is included in the carrying value of the investment in CA. As permitted under A-IFRS transition rules, Rinker elected not to restate acquisition purchase accounting for acquisitions completed prior to the transition date. Therefore, under A-IFRS, the basis in CA remains unchanged.

Under US GAAP, this transaction is accounted for in accordance with Staff Accounting Bulletin No. 51, “Accounting For Sales Of Stock By A Subsidiary” (as ACH issued additional shares in connection with the merger, resulting in a dilution of the Rinker group’s interest in the merged entity). The resulting gain (“SAB 51 Gain”) is recorded as an increase in the value of the investment in CA and in additional paid-in capital for US GAAP purposes in accordance with the Rinker group’s accounting policy.

H. Amortization of goodwill written back. As of the transition to A-IFRS on April 1, 2004, goodwill is not amortized. Goodwill was subject to amortization under superseded AGAAP until March 31, 2004. Under US GAAP, goodwill acquired in business combinations is not amortized, in accordance with SFAS 142. Rather, goodwill is reviewed for impairment on an annual basis and on an interim basis when impairment factors indicate. Goodwill was amortized under US GAAP before the Rinker group adopted SFAS 142 on April 1, 2002. This adjustment reverses the amortization of goodwill recorded under superseded AGAAP for the fiscal years ended 2003 and 2004.

In the year ended March 31, 2005 the Rinker group disposed of the Polypipe and Prestress businesses. Under US GAAP goodwill was not amortized during the fiscal years ending 2003 and 2004 and therefore there is additional cost basis in those businesses. The additional goodwill that was not amortized increases the loss on the sale of Prestress and reduces the gain on the sale of Polypipe.

Ending balances of goodwill and intangible assets as of March 31, 2006 and 2005 are summarized in the following table which is prepared on a US GAAP basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

US$ MILLION	Gross carrying amount		Accumulated amortization
YEAR ENDED MARCH 31	2006	2005	2006	2005
Goodwill	1,230.1	1,142.8	(188.0)	(182.9)

Trademarks and tradenames	7.7	12.5	(1.3)	(9.1)
Other intangibles	6.5	15.0	(3.2)	(10.8)
Total	14.2	27.5	(4.5)	(19.9)

I. Earnings per share. For the year ended March 31, 2006 and 2005 diluted earnings per share was adjusted to account for the provisions of the stock award plans and the purchase of stock related to the stock award plans, as applicable (Note T). The following table summarizes the differences between weighted average number of shares used to calculate earnings per share under A-IFRS and US GAAP.

	2006		2005
	Basic	Diluted	Basic	Diluted
Weighted Average Number of Shares A-IFRS	919.8	922.6	941.2	942.2
Adjustment to add potential PSP shares	—	1.7	—	1.2
Weighted Average Number of Shares US GAAP	919.8	924.3	941.2	943.4

J. Employee entitlements. Employee entitlement provisions include a liability for long service leave. The assumptions used to calculate this liability are consistent with those used under SFAS No. 87 “Employers’ Accounting for Pensions” for US GAAP.

K. Consolidated statement of financial performance - classification differences. Under A-IFRS, gain on sale of investments accounted for using the equity method is reported as a component of other income. Under US GAAP, such gain is generally classified as part of the line item “share of profits from investments accounted for using the equity method”.

L. Consolidated statement of financial position - classification differences. Under US GAAP, goodwill is separately reported on the face of the balance sheet. There is no such requirement under A-IFRS. Additionally, entities that report segment information in accordance with Statement 131 shall provide information about goodwill in total and for each reportable segment and shall disclose any significant changes in the allocation of goodwill by reportable segment. The only significant change in goodwill during the year was an increase in the concrete, block, asphalt segment due to acquisitions.

M. Superannuation (pension) fund. A-IFRS requires the recognition of an expense to the Rinker group based on actuarial estimates of asset returns and pension obligations. Differences between actuarial estimates and actual results are recorded directly in equity and presented in the Statement of Recognized Income and Expense. Under US GAAP, certain gains and losses within a corridor may be deferred over future service periods (the ‘corridor method’). The timing difference in the recognition of these gains and losses, as well as other technical differences, results in a difference between US GAAP and A-IFRS.

The measurement dates for each of the group’s defined benefit funds are as follows: December 31 for the Rinker Materials Corporation Pension Plan, Rinker Materials Corporation Retirement Income Plan, United Metro/San Xavier Collectively Bargained Pension Plan, and the Harwood Superannuation Fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

Under US GAAP if an additional minimum pension liability is recognized, an equal amount shall be recognized as an intangible asset, provided that the asset recognized shall not exceed the amount of unrecognized prior service cost. If an additional minimum pension liability required to be recognized exceeds unrecognized prior service cost, the excess (which represents a net loss not yet recognized as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for AIFRS.

AS AT MARCH 31	2006	2005
Weighted average assumptions used to determine benefit obligations:
Discount rate	5.6%	5.9%
Compensation increase	4.0%	4.2%

Weighted average assumptions used to determine net periodic benefit cost:
Discount rate	5.8%	6.3%
Compensation increase	4.0%	4.2%
Expected return on plan assets	7.9%	7.8%

The long-term rate of return on assets was developed by considering historical and projected rates of return for each asset class.

US$
Estimated future benefit payments for calendar year (in millions):
2006	6.3
2007	3.6
2008	3.7
2009	4.8
2010	4.4
2011-2015	28.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

	US$ MILLION	US$ MILLION
	2006	2005

Change in benefit obligation
Benefit obligation at the beginning of the financial year	70.1	68.4
Service cost (excluding expenses)	2.6	2.3
Interest cost	4.1	3.9
Amendments	0.2	—
Actuarial gain/loss	6.6	3.2
Settlements	(3.3)	—
Benefits paid	(2.1)	(3.3)
Foreign exchange adjustment	(0.5)	(4.4)
Benefit obligation at the end of the financial year	77.7	70.1

Change in plan assets
Fair value of plan assets at the beginning of the financial year	50.6	44.4
Loss on disposal (goodwill amortization difference)	3.0	4.3
Employer contribution	4.7	7.8
Settlements	(3.3)	—
Benefits paid and expenses incurred	(2.1)	(3.2)
Foreign exchange adjustment	(0.6)	(2.7)
Fair value of plan assets at the end of the financial year	52.3	50.6

Total funded status	(25.4)	(19.5)

Unrecognized net actuarial gain/loss	25.7	21.5
Unrecognized prior service cost	1.3	1.3
Prepaid pension cost	1.6	3.3
Intangible asset	(1.3)	(1.3)
Accumulated other comprehensive loss	(22.8)	(21.3)
Net amount recognized	(22.5)	(19.3)

Components of net periodic benefit cost
Service cost (including expenses)	3.2	2.9
Interest cost	4.1	3.9
Expected return on plan assets	(3.8)	(3.6)
Amortization of prior service cost	0.2	0.2
Recognized net actuarial gain/loss	1.5	0.8
Settlement charge	1.1	—
Net periodic benefit cost	6.3	4.2

The accumulated benefit obligation at March 31, 2006 was US$71.9 million and at March 31, 2005 was US$65.4 million. Employer contributions for the group’s defined benefit plans are estimated to be $7.9 million during the next fiscal year.

The following table summarizes the weighted average asset allocations for each of Rinker group’s defined benefit superannuation (pension) plans as of the respective measurement date:

AS OF MARCH 31 2006	REAL ESTATE	EQUITY SECURITIES	DEBT SECURITIES	OTHER	TOTAL
Harwood Superannuation Fund	10%	53%	34%	3%	100%
Rinker Materials Corporation Pension Plan	4%	56%	40%	0%	100%
Rinker Materials Corporation Retirement Income Plan	5%	58%	37%	0%	100%
United Metro/San Xavier Collectively Bargained Pension Plan	4%	55%	41%	0%	100%

AS OF MARCH 31 2005	REAL ESTATE	EQUITY SECURITIES	DEBT SECURITIES	OTHER	TOTAL
Harwood Superannuation Fund	10%	52%	38%	0%	100%
Rinker Materials Corporation Pension Plan	6%	57%	37%	0%	100%
Rinker Materials Corporation Retirement Income Plan	6%	57%	37%	0%	100%
United Metro/San Xavier Collectively Bargained Pension Plan	6%	57%	37%	0%	100%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

N. Derivatives and hedging. Rinker group is required to recognize derivatives as assets or liabilities in the balance sheet and measure them at fair value. Derivatives and hedging activities are managed as part of a formally documented risk management process outlined in Rinker group’s Financial and Commodity Price Risk Management Policy and in detailed Operational Guidelines. The risk management process detailed in the guidelines specifies what is an exposure, when it is recognized, the objectives of the risk management process, the need for a risk management plan, the approved hedging instruments and detailed reporting requirements. Rinker group’s hedging activities are under the direct control and review of Rinker group’s Finance Committee. The general objective of Rinker group’s risk management activities is to reduce the potential variability in financial returns thus contributing to more certainty and stability.

During the year ended March 31, 2006 and 2005, the only derivatives utilized by Rinker group were interest rate derivatives designated as effective cash flow hedges under US GAAP.

Hedge effectiveness. The Rinker group measures hedge effectiveness through quarterly review of the retrospective and prospective relationship between changes in the value of a hedge and its underlying transaction. The methods used to assess effectiveness are the short cut method based on criteria as stated in SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (“SFAS 133”), matched terms method, dollar offset method and regression analysis. To the extent that option contracts are used as hedges, the intrinsic value of the option will be effective if all terms of the contract are matched with the underlying transaction. As at March 31, 2006 and 2005 the group’s interest rate hedges were effective hedges under SFAS 133. The time value of options (amounts excluded from the measurement of effectiveness) and any other ineffectiveness is reported through earnings in the current period.

Cash flow hedges. Under SFAS 133, a cash flow hedge mitigates exposure to variable cash flows of a forecast transaction, asset or liability. A cash flow hedge protects against the risk caused by variable prices, costs or rates. The hedging instrument is marked-to-market in the balance sheet. The resulting gains/losses on the effective portion of a hedging instrument are recorded in OCI. Gains/losses on the ineffective portion of a hedging instrument are recognized currently in earnings. Amounts in OCI are reclassified to interest expense when the hedged item is settled and/or otherwise recognized. Variable cash flows include variable rate debt.

Under A-IFRS, Accounting Standard AASB 139, “Financial Instruments: Recognition and Measurement”, is effective for reporting periods beginning on or after January 1, 2005 and early adoption is not permitted. The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 139, as permitted on the first-time adoption of A-IFRS. Therefore, for the year ended March 31, 2005 the fair value of derivatives was not recorded under A-IFRS. Beginning April 1, 2005 the change in A-IFRS accounting policy calls for the recognition and measurement of derivative financial instruments at fair value. Significant differences between US GAAP and A-IFRS do not exist subsequent to the adoption of AASB 139.

The following table provides a reconciliation of OCI after tax for the year ended March 31, 2005 relating to SFAS 133:

US$ MILLION
2005
Opening accumulated (loss) as at April 1	(7.2)
Net amount reclassified to earnings	1.7
Changes in fair value of derivatives	7.4
Closing accumulated gain (loss) as at March 31	1.9

Based on SFAS 133 revaluations as at March 31, 2006, Rinker group is not expected to recognize any gain or loss after tax through earnings on expiring hedging contracts in the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

O. Overburden Removal. Under A-IFRS, the Rinker group capitalizes overburden removal costs that provide benefit over multiple periods and amortizes that cost over the periods benefited. Prior to April 1, 2004 there were no differences between A-IFRS and US GAAP.

In March 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus reached by the Emerging Issues Task Force on issue 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-6”). EITF 04-6 requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of the inventory produced during the period that the stripping costs are incurred. The Rinker group has elected to adopt the standard as of April 1, 2004. As a result of adopting this standard, balances capitalized under A-IFRS will be recorded in inventory and expensed at time of sale for US GAAP purposes.

The cumulative effect of the change on prior years resulted in a charge to income of US$10.8 million, net of income taxes of US$5.8 million (US$0.01 per share) which is included in the reconciliation of net profit for the year ended March 31, 2005.

P. Fair value adjustment. As part of an internal restructure prior to the demerger of the Rinker group from CSR Limited (which occurred during the year ended March 31, 2003), a series of transactions occurred whereby Rinker Group Limited acquired CSR Limited’s interest in CSR’s heavy building materials businesses (Readymix). Under superseded AGAAP, these transactions were accounted for at fair value, resulting in a step-up to fair value of an investment in an associate entity, ACH (see Note G). For all other acquired businesses, fair value approximated book value and therefore no change in value occurred. The purchase was funded by an intercompany loan that was subsequently converted to equity in Rinker group. As permitted under A-IFRS transition rules, Rinker elected not to restate acquisition purchase accounting for acquisitions completed prior to the transition date. Therefore, under A-IFRS, the basis in CA remains unchanged. Under US GAAP, these internal transactions are accounted for at book value as transactions among entities under common control, and the increase in fair value has therefore been reversed.

Q. Post-Retirement Medical Benefits. Rinker Materials subsidises post-retirement medical benefits to certain employees and pensioners on a pay-as-you-go basis. Under A-IFRS, a provision is recorded based on an actuarial estimate of potential future costs of providing subsidized post-retirement medical benefits.

Under US GAAP, Rinker originally recorded the liability as of April 1, 2003. During fiscal 2004, a plan was terminated, resulting in a gain from the reduction of the estimated liability. This gain is deferred and recognized over time. Under A-IFRS, a transition adjustment was recorded at April 1, 2004. The gain from the termination of the plan is therefore not included in the A-IFRS actuarial estimate of the provision. The following represents the amounts recognized under US GAAP during the years ended March 31, 2006 and 2005 in accordance with SFAS No. 106 “Accounting for Post-Retirement Benefits Other than Pensions” (“SFAS 106”):

AS AT MARCH 31	2006	2005
Weighted average assumptions used to determine benefit obligations:
Discount rate	5.6%	5.8%
Health care cost trend rate assumed for next year	10.5%	12.0%
Ultimate trend rate	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2009	2009
Measurement date	31-Dec-05	31-Dec-04

Weighted average assumptions used to determine net periodic benefit cost:
Discount rate	5.8%	6.3%
Health care cost trend rate assumed for next year	10.5%	12.0%
Ultimate trend rate	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2009	2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

AS AT MARCH 31, 2006		US$
Effect of 1% increase in medical trend rate:
Accumulated post-retirement benefit obligation		0.2
Sum of service cost plus interest cost		—

Effect of 1% decrease in medical trend rate
Accumulated post-retirement benefit obligation		(0.2)
Sum of service cost plus interest cost		—

Estimated future benefit payments for calendar year (in millions):
	2006	—
	2007	—
	2008	0.1
	2009	0.1
	2010	0.1
	2011-2015	0.4

	US$ MILLION	US$ MILLION
	2006	2005

Change in benefit obligation
Benefit obligation at the beginning of the financial year	2.0	5.5
Interest cost	0.1	0.1
Amendments	—	(2.9)
Actuarial gain/loss	(0.7)	(0.5)
Benefits paid	—	(0.2)
Benefit obligation at the end of the financial year	1.4	2.0

Change in plan assets
Fair value of plan assets at the beginning of the financial year	—	—
Employer contribution	—	0.2
Benefits paid and expenses incurred	—	(0.2)
Fair value of plan assets at the end of the financial year	—	—

Total funded status	(1.4)	(2.0)

Unrecognized net actuarial gain/loss	(0.7)	(0.2)
Unrecognized prior service cost	(2.5)	(2.6)
Net amount recognized	(4.6)	(4.8)

Components of net periodic benefit cost
Interest cost	0.1	0.1
Amortization of prior service cost	(0.3)	(0.3)
Recognized net actuarial gain/loss	(0.1)	—
Net periodic pension expense	(0.3)	(0.2)

The accumulated benefit obligation at March 31, 2006 was US$4.1 million and at March 31, 2005 was US$1.9 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

R. Retirement of long-lived assets. Under A-IFRS and US GAAP, the Rinker group is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the life of the related asset using the unit-of-production method. At the end of each year, the liability is increased to reflect the passage of time (accretion expense) and adjusted (increase or decrease) to reflect changes in the estimated future cash flows underlying the initial fair value measurement. If the obligation is settled for other than the carrying amount of the liability, the Rinker group will recognize a gain or loss on settlement. Differences exist because of different adoption dates under US GAAP and A-IFRS.

S. Acquisition Tax Balances. During the year ended March 31, 2004, the Rinker group received income tax refunds associated with pre-acquisition income tax returns for its subsidiary Kiewit (acquired in September 2002). Under A-IFRS, the income tax refunds are accounted for as an income tax benefit. Under US GAAP, the income tax refunds are applied to reduce goodwill attributable to the acquisition of Kiewit.

T. Stock Award Plans. The Rinker group has two stock award plans which are long-term equity incentive plans for key executives. Eligible participants are offered the opportunity to qualify for Rinker shares based on the achievement of specific goals and vesting requirements. The goals are long term and final measurement of the goals does not occur for three years. As a result, at March 31, 2006 the ultimate number of shares to be transferred to employees is unknown. In connection with each of the plans, the Rinker group has purchased and transferred shares to a trustee, who holds the shares in the employees name. Employees receive dividends and retain voting rights for these shares.

Under A-IFRS the fair value of the award is estimated using a probability model. Vesting begins and expense is recognized over the life of the offer.

Under US GAAP expense is typically recognized from the measurement date through the time when the shares vest, although interim measures of compensation expense may be recognized in certain circumstances. The measurement date is on the first date at which the number of shares each employee is eligible to receive is known, when the share price is known, and when appropriate approval has occurred. As a result the timing of the expense is different under US GAAP. The PSP is considered a variable plan as the number of shares the executives are entitled to receive are not known at the date of grant. The vesting of the share options is conditional on a share performance measure beyond the control of the Rinker group; as such, compensation expense is only recognized under APB No. 25, “Accounting for Stock Issued to Employees,” when the target is achieved. In the current year, no expense was therefore recognized. However, under US GAAP the shares included in the plan are added to the diluted weighted average share calculation if the goals of the plan are met in the current period.

Under US GAAP, the treasury method is used to determine the number of contingent shares to be included in the diluted weighted average share calculation. The treasury method requires the calculation of the total assumed proceeds which is comprised of the total cash to be received upon the exercise of the options, average unrecognized deferred compensation, and the average tax benefit. Consistent with US GAAP, A-IFRS also requires the inclusion of average unrecognized deferred compensation. However, the unrecognized deferred compensation is different under A-IFRS and US GAAP due to the application of APB No. 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

U. Stock Based Compensation Pro Forma Disclosure. The Rinker group has determined the unaudited pro-forma information (below) under the fair value method of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). For the Stock Award Plans (Note T) a binomial pricing model has been used as required by SFAS 123 with the following weighted average assumptions for options issued in the year ended March 31, 2006 and 2005. The weighted average fair values for stock awards granted in 2006 and 2005 were US$6.80 and US$3.77.

	2006	2005
Risk free interest rate	5.17%	5.70%
Dividend yield	2.00%	2.00%
Volatility factor	25.00%	25.00%
Weighted-average expected life (yrs)	2.8	3.0

The following table illustrates the effect on US GAAP net income and earnings per share if the Rinker group had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	US$ MILLION	US$ MILLION
YEAR ENDED MARCH 31	2006	2005

US GAAP net income, as reported	738.1	490.0
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(6.1)	(2.0)
Pro forma net income unaudited	732.0	488.0

	(dollars per share)
US GAAP earnings per share
Basic as reported	0.80	0.52
Diluted as reported	0.80	0.52
Basic - proforma - unaudited *	0.80	0.52
Diluted - proforma - unaudited *	0.79	0.52

* The total basic and diluted weighted average shares outstanding used in the US GAAP proforma calculation is the same as the A-IFRS basic and diluted weighted average shares outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

40          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (continued)

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing,” (“ARB No. 43”) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Rinker group is therefore required to adopt this standard with effect from April 1, 2006 but does not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB, issued SFAS No. 123 (revised 2004), “Share Based Payment” (“SFAS 123(R)”), which replaces SFAS 123 and supersedes APB 25, “Accounting for Stock Issued to Employees”. SFAS 123 addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value on the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using an intrinsic value method as prescribed under APB 25, and generally requires that such transaction be accounted for using a fair value based method (based on the most appropriate model to calculate the value of the options) and recognized as an expense. Effective April 1, 2006, Rinker group will adopt SFAS 123(R) using the modified prospective method. The Rinker group does not expect the adoption of SFAS 123(R) to have a material impact on its consolidated balance sheet or income statement.

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

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligations” as used in FAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if there is uncertainty with regards to the timing and/or method of settlement. Uncertainty about the conditional outcome of the obligation is incorporated into the measurement of the fair value of the liability, not the recognition decision. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material effect on our results of operations, financial position or liquidity.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154). FAS 154 changes the method for reporting an accounting change. Under FAS 154, accounting changes must be retrospectively applied to all prior periods for which financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable. Under the retrospective method, we will no longer present the cumulative effect of a change in accounting principle in our earnings statements. FAS 154 carries forward APB Opinion No. 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates. FAS 154 is effective for any accounting changes and corrections of errors occurring after March 31, 2006.